Form 20-F
period 2019-12-31
Brooge Energy Ltd
filed 2020-06-30
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39171

BROOGE ENERGY LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of Principal Executive Offices)

Nicolaas L. Paardenkooper

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

nico.paardenkooper@bpgic.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	BROG	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	BROGW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 109,587,754 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer, large accelerated filer and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐    Non-accelerated filer ☒    Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

BROOGE ENERGY LIMITED

-i-

RELIANCE ON CONDITIONAL EXEMPTION FROM FILING DEADLINE

Brooge Energy Limited (the “Company”) is filing this Annual Report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2019, after the April 30, 2020 deadline applicable to the Company for the filing of its Annual Report in reliance on the Order of the Securities and Exchange Commission (the “SEC”), issued on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”), granting conditional exemptions from specified provisions of the Exchange Act and certain rules thereunder (Release No. 34-88465) (the “Order”), which permit a delay in filing of up to forty-five days due to circumstances related to the COVID-19 outbreak.

As previously disclosed on Form 6-K furnished by the Company on April 29, 2020, although the COVID-19 global pandemic caused little interruption to the operation of the Company’s oil storage facilities due to its highly automated and high-tech designs, it disrupted the operations of its management and corporate staff. In addition to voluntary measures the Company has taken to protect its staff, government authorities have at various recent times implemented lockdown or other measures restricting the movement of people, including staff, vendors and professionals. This has impacted the Company’s ability to efficiently perform work related to the financial statements and related materials necessary for the audit and, as a result, has delayed the completion of the audited consolidated financial statements and other information required to be included in the Annual Report.

On June 15, 2020, the Company filed a “Notification of Late Filing” on Form 12b-25 pursuant to Rule 12b-25 of the Exchange Act to further delay by 15 days the filing of the Company’s Annual Report for the year ended December 31, 2019. As previously disclosed on a Form 12b-25, the Annual Report for the year ended December 31, 2019 could not be filed without unreasonable effort and expense. The Company required additional time to compile, review and prepare certain information in its financial statements following delays resulting from the COVID-19 pandemic. As required by Form 12b-25, the Company has filed this Annual Report on Form 20-F on or prior to June 30, 2020.

-ii-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the Risk Factors section of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-iii-

EXPLANATORY NOTES

On April 15, 2019, (i) Twelve Seas Investment Company (now known as BPGIC International), a Cayman Islands exempted company (“Twelve Seas”), (ii) Brooge Energy Limited (f/k/a Brooge Holdings Limited), a Cayman Islands exempted company (the “Company”), (iii) Brooge Merger Sub Limited, a Cayman Islands exempted company, and a wholly-owned subsidiary of the Company (“Merger Sub”), and (iv) Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, United Arab Emirates (“BPGIC”), entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (“BPGIC Holdings”), a Cayman Islands exempted company also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company formed under the laws of England and Wales, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) (as amended prior to the date of Closing, including by the foregoing joinders and by the First Amendment to Business Combination Agreement, dated as of September 16, 2019, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby on December 20, 2019 (the “Closing”), among other matters, (a) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International (“BPGIC International”), and as a wholly-owned subsidiary of the Company and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Company, and (b) the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for Ordinary Shares of the Company, subject to the withholding of the escrow shares being deposited in the escrow account in accordance with the terms and conditions of the Business Combination Agreement and the escrow agreement, and with BPGIC becoming a wholly-owned subsidiary of the Company (such transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, the Company’s Ordinary Shares and warrants to purchase Ordinary Shares became listed on The Nasdaq Stock Market.

Unless otherwise indicated, “we,” “us,” “our,” “the Company,” “the Group” and similar terminology refers to Brooge Energy Limited, a company organized under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination.

-iv-

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may avail itself of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”) relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We will remain an emerging growth company until the earliest of the following:

●	the end of the first fiscal year in which the market value of our Ordinary Shares that are held by non- affiliates is at least $700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least $1.07 billion;

●	the date on which we have issued more than $1 billion in non-convertible debt securities in any rolling three year period; or

●	December 31, 2024.

Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided for by the JOBS Act emptions provided for by the JOBS Act.

-v-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The Company was formed solely to effectuate the Business Combination and to hold BPGIC. Following and as a result of the Business Combination, all of the Company’s business is conducted through BPGIC. The financial statements of the Company, BPGIC and BPGIC International have been prepared in United States Dollars (“$”).

Selected Financial Information

Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
	$	$	$

Revenue	44,085,374	35,839,268	89,593

Direct costs	(10,202,465)	(9,607,360)	(2,295,809)

GROSS PROFIT	33,882,909	26,231,908	(2,206,216)

Listing expenses	(101,773,877)	-	-
General and administrative expenses	(2,608,984)	(2,029,260)	(574,266)
Finance costs	(5,730,535)	(6,951,923)	(966,926)
Changes in fair value of derivative financial instruments	(328,176)	(1,190,073)	-

(LOSS) PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(76,558,663)	16,060,652	(3,747,408)
(Loss) / Earnings per share
-Basic and diluted	(0.95)	0.20	(0.04)

Selected Non-IFRS Financial Data

Adjusted EBITDA*	37,059,670	29,918,711	(2,087,954)

Adjusted EBITDA Margin	84.06%	83.48%	-

*	Adjusted EBITDA is defined as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation, listing expenses and net change in the value of derivative financial instruments

Consolidated statements of financial position as of December 31, 2019 and 2018

	2019	2018
	$	$

ASSETS

Non-current assets	284,893,352	197,629,114

Current assets	22,359,108	2,307,518

TOTAL ASSETS	307,252,460	199,936,632

Equity	125,125,875	60,977,933

Non-current liabilities	102,799,150	28,115,068

Current liabilities	79,327,435	110,843,631

TOTAL EQUITY AND LIABILITIES	307,252,460	199,936,632

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to BPGIC

BPGIC is currently reliant on Al Brooge International Advisory LLC for the majority of its revenues and any material non-payment or non-performance by Al Brooge International Advisory LLC would have a material adverse effect on BPGIC’s business, financial condition and results of operations.

Phase I of the BPGIC Terminal consists of 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure (“Phase I”). On December 12, 2017, BPGIC entered into a five-year lease and service agreement (the “Phase I End User Agreement”) with an international energy trading company (the “Initial Phase I End User”). BPGIC’s revenues historically depended solely on the fees it received pursuant to the Phase I End User Agreement which were comprised of (i) a monthly fixed fee to lease BPGIC’s Phase I storage capacity (regardless of whether the Initial Phase I End User used any storage capacity) and (ii) monthly variable fees based on the Initial Phase I End User’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers.

In August 2019, with the approval of the Initial Phase I End User, BPGIC restructured its relationship with the Initial Phase I End User by entering into a four-year lease and offtake agreement (the “Phase I Customer Agreement”) with Al Brooge International Advisory LLC (“BIA”), for the Phase I facility. After entering the Phase I Customer Agreement, BIA assumed BPGIC’s rights and obligations under the Phase I End User Agreement. Subsequently, in May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. BPGIC leased this capacity to, Totsa Total Oil Trading SA (the “Super Major”), for a 6 month period (the “Super Major Agreement”) subject to renewal for an additional 6 month period with the mutual agreement of the parties.

Accordingly, a majority of BPGIC’s revenues for the immediate future are expected to consist of the fees it receives pursuant to the Phase I Customer Agreement which are comprised of (i) a monthly fixed fee to lease approximately two thirds of BPGIC’s Phase I storage capacity (regardless of whether BIA uses any storage capacity) and (ii) monthly variable fees based on BIA’s, or its sublessees’, usage of the following ancillary services: throughput, blending, heating and inter-tank transfers.

The terms of the Phase I Customer Agreement allow BIA to sublease, subject to BPGIC’s prior approval, the use of Phase I’s facilities. In 2020, BIA subleased the use of the Phase I facility to multiple international and regional end users. Under the Phase I Customer Agreement, BIA still retains the obligation to pay any outstanding amounts due, including if a sublessee were to fail to make any payments owed to it. There can be no assurance that in the event of a non-payment by one or more of the Phase I end users, of amounts owed to BIA, that BIA would honor its obligation to pay any outstanding amounts due to BPGIC.

We are susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of COVID-19. Governments in affected countries, including the United Arab Emirates, have imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak. Though our oil storage and services operations have not been significantly impacted by the COVID-19 pandemic, the activities of our executives and corporate staff have been, and may continue to be, disrupted and delayed. Many of the vendors and professionals with whom we work have also experienced disruptions. Our executives and corporate staff have been, and may continue to be, focused on mitigating the effects of COVID-19, which may delay other value-add initiatives.

In particular, COVID-19 has resulted, and may continue to result in, delay in negotiations with counterparties, including BIA with respect to the BIA Refinery, that could be material to our business. Further, we and our contractors have been, and may continue to be, delayed or unable to procure essential equipment, supplies or materials for the construction of Phase II in adequate quantities and at acceptable prices.

In addition, the COVID-19 pandemic has significantly increased economic uncertainty. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. Such adverse impact on the global economy may negatively impact the availability of debt and equity financing on commercially reasonable terms, which, in turn, may adversely affect our ability to successfully execute our business strategies and initiatives, such as the funding of capital expenditures.

The extent, if any, to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus.

The Phase I users’ usage of BPGIC’s ancillary services has an impact on BPGIC’s profitability. The demand for such ancillary services can be influenced by a number of factors including current or expected prices and market demand for refined petroleum products, each of which can be volatile.

With respect to the Phase I Customer Agreement and the Super Major Agreement, the total monthly storage fees are fixed and the total monthly fees for BPGIC’s ancillary services are subject to variation based on BIA’s or its sublessees’ and the Super Major’s, usage of BPGIC’s ancillary services. BPGIC expects its revenue from the ancillary services offered in Phase I to vary based on the orders received from the Super Major and the orders BIA receives from its end users, which in turn, vary based on the orders the Super Major and the Phase I end users receive from their customers. The needs of the Super Major’s and the Phase I end users’ customers, and consequently, the Super Major’s and BIA’s usage of BPGIC’s ancillary services, tend to vary based on a number of factors including current or expected refined petroleum product prices and trading activity. Factors that could lead to a decrease in the demand for BPGIC’s ancillary services include:

●	changes in expectations for future prices of refined petroleum products;

●	the level of worldwide oil and gas production and any disruption of those supplies;

●	a decline in global trade volumes, economic growth, or access to markets;

●	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and diesel; and

●	changes to applicable regulations or new regulations affecting the refined petroleum products serviced by BPGIC.

Any of the factors referred to above, either alone or in combination, may result in the Super Major’s and/or the Phase I end users’ reduced usage of BPGIC’s ancillary services, which would ultimately have a material adverse effect on BPGIC’s business, financial condition and results of operations.

In the event that the Super Major Agreement or the Phase I Customer Agreement expire or otherwise terminate, BPGIC may have difficulty locating a replacement for the Super Major or BIA due to competition with other oil storage companies in the Port of Fujairah and at other ports.

BPGIC may have to compete with other oil storage companies in the Port of Fujairah (the “Port of Fujairah” or the “Port”) to secure a third party to contract for BPGIC’s services in the event that the Super Major Agreement or the Phase I Customer Agreement expire or otherwise terminate. Such third parties may not only consider competitors in the Port of Fujairah but may also consider companies located at other ports. Although BPGIC believes that it has a best-in-class technically designed terminal in Fujairah and there is a scarcity of land in Fujairah available for expansion by competitors, BPGIC’s ability to compete could be harmed by factors it cannot control, including:

●	BPGIC’s competitors’ construction of new assets or conversion of existing terminals in a manner that would result in more intense competition in the Port of Fujairah;

●	BPGIC’s competitors, which currently provide services to their own businesses, seeking to provide their services to third parties, including third-party oil companies and oil traders;

●	BPGIC’s competitors making significant investments to upgrade or convert their facilities in a manner that, while limiting their capacity in the short term, would eventually enable them to meet or exceed BPGIC’s capabilities;

●	the perception that another company or port may provide better service; and

●	the availability of alternative heating and blending facilities located closer to users’ operations.

Any combination of these factors could result in third parties entering into long-term contracts to utilize the services of BPGIC’s competitors instead of BPGIC’s services, or BPGIC being required to lower its prices or increase its costs to attract such parties, either of which could adversely affect BPGIC’s business, financial condition and results of operations.

In addition, in the event that BIA’s agreements with its sublessees expire or otherwise terminate, BIA would have similar risks and may face similar difficulties locating replacements for its sublessees due to competition with other oil storage companies in the Port of Fujairah and at other ports. If BIA is unable to contract with new end users, or the new end users do not use ancillary services to the same extent as the existing sublessees, the ancillary services used by BIA would be reduced and BIA’s ability to satisfy its payment obligations to BPGIC under the Phase I Customer Agreement would be impaired, each of which could adversely affect BPGIC’s business, financial condition and results of operations.

BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations.

The construction of the second phase of the terminal that BPGIC is developing on land located in close proximity to the Port of Fujairah’s berth connection points (such land, the “Phase I & II Land”) which is expected to consist of 8 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3 and related infrastructure (“Phase II”) is subject to a number of risks, including:

●	delays by the Phase II contractor, Audex Fujairah LL FZC (“Audex”), in constructing Phase II;

●	a shortage of building materials, equipment or labor;

●	poor performance in project execution on the part of Audex;

●	difficulty procuring supplies and arranging global shipping due to the COVID-19 lockdowns;

●	COVID-19 cases amongst construction labor;

●	default by or financial difficulties faced by Audex or other third-party service and goods providers or failure by Audex or other providers to meet their contractual obligations;

●	BPGIC’s inability to find a suitable replacement contractor in the event of a default by Audex; and

●	cost overruns that require BPGIC to obtain additional financing because there can be no assurance such additional financing would be available at all or upon acceptable terms by BPGIC.

Any of the factors referred to above, either alone or in combination, could materially delay the completion of Phase II or materially increase the costs associated with the construction of Phase II, and therefore materially adversely affect BPGIC’s future financial condition. Any failure to complete construction according to specifications may also result in liabilities, reduced efficiency and lower financial returns than anticipated which may result in BPGIC having to enter into restructuring negotiations with its creditors. Delays in one part of Phase II may cause delays to other parts and to the overall Phase II completion timetable.

BPGIC will become reliant on BIA for all of its BIA Refinery revenues, and the termination of the Refinery Agreement would have a material adverse effect on BPGIC’s business, financial condition and results of operations.

In February 2020, BPGIC and Sahara Energy Resources DMCC (“Sahara”) mutually agreed to discontinue their joint development discussions to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into a new agreement with BIA (the “Refinery Agreement”) which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for a refinery with a capacity of 25,000 bpd (the “BIA Refinery”). The parties further agreed to negotiate, within 30 days, a sublease agreement and a joint venture agreement (such sublease agreement and joint venture agreement, collectively, the “Refinery Operations Agreement”) to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 4, 2020. As illustrated by the discontinuance of the prior agreement with Sahara, there can be no assurance that BPGIC and BIA will be able to reach agreement on the terms of a sublease and a joint venture agreement to govern the location, construction and operation of the BIA Refinery.

Upon completion of the BIA Refinery, BPGIC will become reliant on BIA for another significant portion of its revenues. If the Refinery Agreement is terminated, there can be no assurance that BPGIC will be able to find a new partner to install a modular refinery at the terminal that BPGIC is developing on two plots of land located in close proximity to the Port of Fujairah’s berth connection points (the “BPGIC Terminal”), or enter into a comparable agreement to provide refinery, storage and ancillary services at comparable or more favorable pricing and/or terms. Additionally, BPGIC may incur substantial cost if it suffers delays in locating a third party or if modifications or installation of a new refinery are required by a new agreement. The occurrence of any one or more of these events could have a material adverse effect on BPGIC’s business, financial condition and results of operations.

BPGIC will become reliant on BIA for all of its Phase II revenues, and the termination of the Phase II Customer Agreement and the failure to find a replacement for BIA would have a material adverse effect on BPGIC’s business, financial condition and results of operations.

In connection with Phase II, BPGIC entered into a five-year lease and service agreement (the “Phase II End User Agreement”) with an international commodities trading company (the “Phase II End User”), which extends automatically for an additional five years. Pursuant to the Phase II End User Agreement, the Phase II End User has agreed to lease all eight oil storage tanks in Phase II once Phase II becomes operational, which is expected to occur during 2020.

In September 2019, with the approval of the Phase II End User, BPGIC restructured its relationship with the Phase II End User by entering into a five-year lease and offtake agreement (the “Phase II Customer Agreement”) for the Phase II facility with BIA. In connection with the Phase II Customer Agreement, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement.

When Phase II becomes operational, BPGIC will become reliant on BIA for another significant portion of its revenues. In the event that insolvency proceedings are commenced against BIA, BPGIC would have the option to terminate the Phase II Customer Agreement. Upon the termination of the Phase II Customer Agreement, BPGIC would be able to enter into lease and service agreements with one or more third parties. However, in that event, there can be no assurance that BPGIC would be able to locate one or more third parties to enter into lease and service agreements with BPGIC and/or that BPGIC would be able to obtain agreements for a comparable amount of utilization of Phase II’s oil storage and ancillary services at comparable or more favorable pricing and/or terms. Additionally, BPGIC may incur substantial costs if it suffers delays in locating a third party or if modifications to Phase II are required by a new agreement. The occurrence of any one or more of these events would have a material adverse effect on BPGIC’s business, financial condition and results of operations.

The terms of the Phase II Customer Agreement allow BIA to sublease, subject to BPGIC’s prior approval, the use of Phase II’s facilities, and by assuming the Phase II End User Agreement, BIA subleased the use of the Phase II facility to the Phase II End User. Under the Phase II Customer Agreement, BIA still retains the obligation to pay any outstanding amounts due, including if a sublessee were to fail to make any payments owed to BIA. There can be no assurance that in the event of a non-payment by the Phase II End User, or another sublessee, of amounts owed to BIA, that BIA would honor its obligation to pay any outstanding amounts due to BPGIC in the event of a non-payment by a sublessee.

BPGIC will become further reliant on BIA for a substantial majority of its revenues, and any material non-payment or non-performance by BIA would have a material adverse effect on BPGIC’s business, financial condition and results of operations.

Upon completion of Phase II and the BIA Refinery, BIA will be BPGIC’s customer with respect to a substantial majority of the capacity of the Phase I facility, and will be BPGIC’s sole customer with respect to the Phase II facility and the BIA Refinery.

The terms of both the Phase I Customer Agreement and the Phase II Customer Agreement allow BIA to sublease the corresponding facilities, subject to BPGIC’s prior approval. BIA has subleased the Phase I capacity that it still leases to certain end users. By assuming the Phase II End User Agreement, BIA has subleased the Phase II facility to the Phase II End User. Under both the Phase I Customer Agreement, and the Phase II Customer Agreement, BIA remains obligated to pay any outstanding amounts due to BPGIC, even if a sublessee fails to make any payment owed to BIA as sublessor. There can be no assurance that BIA would honor its obligation to pay any outstanding amounts due to BPGIC.

BIA’s inability or failure to meet its obligations under the Phase I Customer Agreement, the Phase II Customer Agreement, or both, would have a material adverse effect on BPGIC’s business, financial condition and results of operations. If BIA fails to honor its obligations under either agreement, BPGIC is entitled to terminate such agreement and BIA remains liable to pay certain termination fees. However, in that event, there can be no assurance that BPGIC would be able to locate one or more third parties to enter into lease and service agreements with BPGIC and/or that BPGIC would be able to obtain agreements for a comparable amount of utilization of such facility and ancillary services at comparable or more favorable pricing and/or terms. Additionally, BPGIC may incur substantial costs if it suffers delays in locating a third party or if modifications to such facility are required by a new agreement. The occurrence of any one or more of these events would have a material adverse effect on BPGIC’s business, financial condition and results of operations.

The scarcity of available land in the Fujairah oil zone region could subject BPGIC to competition for additional land, unfavorable lease terms for that land and limit BPGIC’s ability to expand its facilities in Fujairah beyond Phase III.

As discussed further in “Item 4.B Information on the Company — Business Overview — Strategy” and “Item 4.A History and Development of the Company — Proposed Phase III”, BPGIC has entered into a land lease agreement, dated as of February 2, 2020 (the “Phase III Land Lease Agreement”), by and between BPGIC and the Fujairah Oil Industry Zone (“FOIZ”) to lease an additional plot of land that has a total area of approximately 450,000 m2 (the “Phase III Land”). BPGIC intends to use the relevant land to expand its crude oil storage and service and refinery capacity (“Phase III”).

However, all land in the Fujairah oil zone region is owned and controlled by FOIZ. The Fujairah oil zone region currently has limited available land to lease. As a result, BPGIC’s ability to further expand its facilities if it wishes to expand in Fujairah beyond Phase III is limited. This could subject BPGIC to enhanced competition both in terms of price and lease terms for any land that becomes available to lease.

If BPGIC is able to lease additional land, there can be no assurance that it would be able to do so on terms that are as favorable or more favorable than the terms of the land lease that BPGIC entered into in connection with Phases I and II, dated as of March 10, 2013, by and between Fujairah Municipality and BPGIC, as amended by the novation agreement, dated September 1, 2014, by and among Fujairah Municipality, BPGIC and FOIZ (the “Phase I & II Land Lease” and together with the Phase III Land Lease Agreement, the “Land Leases”) or the Phase III Land Lease Agreement, or that would allow BPGIC to use the land as intended. BPGIC’s inability to secure new land from FOIZ in the Fujairah oil zone region could substantially impair BPGIC’s regional growth prospects in Fujairah beyond Phase III, leading to fewer remaining options for its expansion in Fujairah, other than the acquisition of an existing third-party owned oil storage terminal in Fujairah.

Accidents involving the handling of oil products at the BPGIC Terminal could disrupt BPGIC’s business operations and/or subject it to environmental and other liabilities.

Accidents in the handling of oil products (hazardous or otherwise) at the BPGIC Terminal could disrupt BPGIC’s business operations during any repair or clean-up period, which could negatively affect its business operations. The BPGIC Terminal, which has received multiple international awards since it began operations, was designed to minimize the risk of oil leakage and has state-of-the-art control facilities. In addition, pursuant to the Fujairah Municipality environmental regulations, BPGIC installed impermeable lining over the ground soil throughout its tank farm area and any other area where oil leakage could occur and potentially reach the ground soil. BPGIC intends to take similar steps to minimize the risk of oil leakage in connection with Phase III. Nevertheless, there is a risk that oil leakages or fires could occur at the terminal and, in the event of an oil leakage, there can be no assurance that the installed lining will prevent any oil products from reaching the ground soil. Although BPGIC believes that it has adequate insurance in place to insure against the occurrence of any of the foregoing events, any such leakages or fires could disrupt terminal operations and result in material remediation costs. Any such damage or contamination could reduce gross throughput and/or subject BPGIC to liability in connection with environmental damage, any or all of which could have a material adverse effect on its business, financial condition and results of operations.

The BIA Refinery, once completed, will face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.

Once completed, the BIA Refinery will be subject to certain operating hazards, and our cash flow from its operations could decline if it experiences a major accident, pipeline rupture or spill, explosion or fire, is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These operating hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in significant curtailment or suspension of our related operations.

Although we intend to maintain insurance policies, including personal and property damage and business interruption insurance for each of our facilities, we cannot ensure that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or significant interruption of operations.

Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. If we were to incur a significant liability for which we were not fully insured, it could affect our financial condition and diminish our ability to make distributions to our shareholders.

When the BIA Refinery is completed, our financial results will be affected by volatile refining margins, which are dependent upon factors beyond our control, including the price of crude oil, to the extent such volatility reduces customer demand of ancillary services.

When the BIA Refinery is operational, our financial results will be affected by the relationship, or margin, between refined petroleum product prices and the prices for crude oil and other feedstocks to the extent decreases in refining margins reduce BIA ‘s use of the BIA Refinery and our ancillary services. Historically, refining margins have been volatile, and we believe they will continue to be volatile in the future. BIA’s costs to acquire feedstocks and the price at which it can ultimately sell refined petroleum products depend upon several factors beyond its, and our, control, including regional and global supply of and demand for crude oil, gasoline, diesel, and other feedstocks and refined petroleum products. These in turn depend on, among other things, the availability and quantity of imports, production levels, levels of refined petroleum product inventories, productivity and growth (or the lack thereof) of global economies, international relations, political affairs, and the extent of governmental regulation. Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have longer-term effects. The longer-term effects of these and other factors on refining and marketing margins are uncertain. Decreased refining margins could have a significant effect on the extent to which BIA uses the BIA Refinery and our ancillary services which, in turn, could have a significant effect on our financial results.

BPGIC’s competitive position and prospects depend on the expertise and experience of senior management and BPGIC’s ability to continue to attract, retain and motivate qualified personnel.

BPGIC’s business is dependent on retaining the services of, or in due course promptly obtaining equally qualified replacements for senior management, those persons named as senior managers in Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management. Competition in the UAE for personnel with relevant expertise is intense and it could lead to challenges in locating qualified individuals with suitable practical experience in the oil storage industry. Although BPGIC has employment agreements with all of the members of senior management, the retention of their services cannot be guaranteed. Should they decide to leave BPGIC, it may be difficult to replace them promptly with other managers of sufficient expertise and experience or at all. To mitigate this risk, BPGIC intends to enter into long term incentive plans with members of senior management in due course. In the event of any increase in the levels of competition in the oil storage industry or general price levels in the Fujairah region, BPGIC may experience challenges in retaining members of the senior management team or recruiting replacements with the appropriate skills. Should BPGIC lose any of the members of senior management without prompt and equivalent replacement or if BPGIC is otherwise unable to attract or retain such qualified personnel for BPGIC’s requirements, this could have a material adverse effect on its business, financial condition and results of operations. For more information regarding senior management, see Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.

In connection with the preparation of the Company’s consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, the Company and its independent registered public accounting firm identified two material weaknesses in the Company’s internal control over financial reporting, one related to lack of sufficient skilled personnel and one related to lack of sufficient entity level and financial reporting policies and procedures.

Prior to the consummation of the Business Combination, the Company was neither a publicly listed company, nor an affiliate or a consolidated subsidiary of, a publicly listed company, and it has had limited accounting personnel and other resources with which to address its internal controls and procedures. Effective internal control over financial reporting is necessary for it to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

In connection with the preparation and external audit of the Company’s financial statements as of and for the years ended December 31, 2017 and December 31, 2018, the Company and our auditors, noted material weaknesses in the Company’s internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were (1) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (2) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. These material weaknesses remain as of December 31, 2019.

The Company was not required to perform an evaluation of internal control over financial reporting as of December 31, 2019, December 31, 2018 or December 31, 2017 in accordance with the provisions of the Sarbanes-Oxley Act. Had such an evaluation been performed, additional control deficiencies may have been identified by the Company’s management, and those control deficiencies could have also represented one or more material weaknesses.

The Company’s auditors did not undertake an audit of the effectiveness of its internal controls over financial reporting. The Company’s independent registered public accounting firm will not be required to report on the effectiveness of their respective internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until the Company’s first annual report on Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the Closing. The process of assessing the effectiveness of the Company’s internal control over financial reporting may require the investment of substantial time and resources, including by members of the Company’s senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, the Company cannot predict the outcome of this determination and whether the Company will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years the Company is unable to assert that the Company’s internal control over financial reporting is effective, or if the Company’s auditors express an opinion that the Company’s internal control over financial reporting is ineffective, the Company could lose investor confidence in the accuracy and completeness of their financial reports, which could have a material adverse effect on the price of the Company’s securities. The Company will start implementing a number of measures from second half year of FY 2020 to address the material weaknesses including (i) hiring personnel with relevant public reporting experience, (ii) conducting training for Company personnel with respect to IFRS and SEC financial reporting requirements and (iii) documenting and evaluating the controls over financial reporting. In this regard, the Company will need to dedicate internal resources, recruit personnel with public reporting experience, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of their internal control over financial reporting. This may include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

Our auditor’s report includes a going concern paragraph.

As of 31 December 2018, the Group had not paid USD 3.7 million of principal and accrued interest that was due under the Group’s Phase I Financing Facilities. Also, as of 31 December 2018, the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of 31 December 2018, the Group has classified its debt balance of USD 94.8 million as a current liability.

On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on 31 December 2019 the Group was in compliance with the amended facility agreement. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 57 million.

Subsequent to the year end, the Group defaulted on its commitments under its term loans and the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreement. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

On 15 June 2020, the Group entered into an agreement with its lender to amend its Phase I Financing Facilities (note15). The Group will have to pay principal and accrued interest of USD 8.8 million in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. Term loan (1) and Term loan (2) is now payable in 46 and 16 instalments respectively starting 30 June 2020 with final maturity on 31 July 2030 and 31 July 2023, respectively.

During 2018, the Group signed a sales agreement for phase 2 to provide storage and ancillary services to an international commodity trading company, which was novated to a new party during the year. Phase 2 operations are scheduled to start in fourth quarter of 2020 and management expects this will generate significant operating cash flows. The Group is in receipt of a loan facility letter date 15 October 2018 from a lender. The Group intends to draw down from this facility to finance the payments due to the contractor in respect of Phase 2 construction in the third quarter of 2020. The ability of the Group to draw down on this facility is contingent upon a number of conditions agreed in the facility letter which will need to be assessed and approved by the bank prior to the disbursement of funds.

Based on the above noted, management has considered the going concern status of the Group and believes there to be a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s forecasts the capital expenditure requirements for phase 2 and debt servicing as described above will be funded by cash generated through the ongoing operations and further drawdowns from approved loan facilities. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s financial statements. Accordingly, there is significant doubt that the Group will be able to pay its obligations as they fall due and this significant doubt is not alleviated by management’s plans.

The financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

BPGIC has a limited operating history and this Report contains limited financial information, which makes it particularly difficult for a potential investor to evaluate BPGIC’s financial performance and predict its future prospects.

BPGIC commenced operations of Phase I in late Fourth Quarter 2017 and began operating it at full capacity on April 1, 2018. As a result, although BPGIC’s senior management and site teams have up to thirty years of relevant international and industry experience, BPGIC has only limited operating results to demonstrate its ability to operate its business on which a potential investor may rely to evaluate BPGIC’s business and prospects. Accordingly, the financial information included in this Report may be of limited use in assessing the business. BPGIC is also subject to the business risks and uncertainties associated with any new business, including the risk that it will not achieve its operating objectives and business strategy. BPGIC’s limited operating history increases the risks and uncertainties that potential investors face in making an investment in the Ordinary Shares and warrants and the lack of historic information may make it particularly difficult for a potential investor to evaluate BPGIC’s financial performance and forecast reliable long-term trends.

If BPGIC is unable to make acquisitions on economically acceptable terms, its future growth would be limited, and any acquisitions it makes could adversely affect its business, financial condition and results of operations.

As discussed further in “Item 4.B Information on the Company — Business Overview — Strategy”, one of BPGIC’s medium to long term strategies is to potentially grow its business through the acquisition and development of oil storage terminals globally. BPGIC’s strategy to grow its business is dependent on its ability to make acquisitions that improve its financial condition. If BPGIC is unable to make acquisitions from third parties because it is unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, it is unable to obtain financing for these acquisitions on economically acceptable terms or it is outbid by competitors, its future growth will be limited. Furthermore, even if BPGIC does consummate acquisitions that it believes will be accretive, they may in fact harm its business, financial condition and results of operations. Any acquisition involves potential risks, some of which are beyond BPGIC’s control, including, among other things:

●	inaccurate assumptions about revenues and costs, including synergies;

●	an inability to successfully integrate the various business functions of the businesses BPGIC acquires;

●	an inability to hire, train or retain qualified personnel to manage and operate BPGIC’s business and newly acquired assets;

●	an inability to comply with current or future applicable regulatory requirements;

●	the assumption of unknown liabilities;

●	limitations on rights to indemnity from the seller;

●	inaccurate assumptions about the overall costs of equity or debt;

●	the diversion of management’s attention from other business concerns;

●	unforeseen difficulties operating in new product areas or new geographic areas; and

●	customer or key employee losses at the acquired businesses.

If BPGIC consummates any future acquisitions, its business, financial condition and results of operations may change significantly, and holders of Ordinary Shares will not have the opportunity to evaluate the economic, financial and other relevant information that BPGIC will consider in determining the application of these funds and other resources.

BPGIC is subject to a wide variety of regulations and may face substantial liability if it fails to comply with existing or future regulations applicable to its businesses or obtain necessary permits and licenses pursuant to such regulations.

BPGIC’s operations are subject to extensive international, national and local laws and regulations governing, amongst other things, the loading, unloading and storage of hazardous materials, environmental protection and health and safety. BPGIC’s ability to operate its business is contingent on its ability to comply with these laws and regulations and to obtain, maintain and renew as necessary related approvals, permits and licenses from governmental agencies and authorities in Fujairah and the UAE. Because of the complexities involved in ensuring compliance with different and sometimes inconsistent national and international regulatory regimes, BPGIC cannot assure investors that it will remain in compliance with all of the regulatory and licensing requirements imposed on it by each relevant jurisdiction. BPGIC’s failure to comply with all applicable regulations and obtain and maintain requisite certifications, approvals, permits and licenses, whether intentional or unintentional, could lead to substantial penalties, including criminal or administrative penalties or other punitive measures, result in revocation of its licenses and/or increased regulatory scrutiny, impair its reputation, subject it to liability for damages, or invalidate or increase the cost of the insurance that it maintains for its business. Additionally, BPGIC’s failure to comply with regulations that affect its staff, such as health and safety regulations, could affect its ability to attract and retain staff. BPGIC could also incur civil liabilities such as abatement and compensation for loss in amounts in excess of, or that are not covered by, its insurance. For the most serious violations, BPGIC could also be forced to suspend operations until it obtains such approvals, certifications, permits or licenses or otherwise brings its operations into compliance.

In addition, changes to existing regulations or tariffs or the introduction of new regulations or licensing requirements are beyond BPGIC’s control and may be influenced by political or commercial considerations not aligned with its interests. Any such changes to regulations, tariffs or licensing requirements could adversely affect BPGIC’s business by reducing its revenue, increasing its operating costs or both and BPGIC may be unable to mitigate the impact of such changes.

Finally, any expansion of the scope of the regulations governing BPGIC’s environmental obligations, in particular, would likely involve substantial additional costs, including costs relating to maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of BPGIC’s ability to address environmental incidents or external threats. If BPGIC is unable to control the costs involved in complying with these and other laws and regulations, or pass the impact of these costs on to users through pricing, BPGIC’s business, financial condition and results of operations could be adversely affected.

Any material reduction in the quality or availability of the Port of Fujairah’s facilities could have a material adverse effect on BPGIC’s business, financial condition and results of operations.

BPGIC is dependent on the Port of Fujairah to operate and maintain the Port’s facilities at an appropriate standard and BPGIC is dependent on such facilities, including the berths, the very large crude carrier (“VLCC”) jetty and the associated pipelines, to operate its business. Any interruptions or reduction in the capabilities or availability of these facilities would result in reduced volumes being transported through the BPGIC Terminal. Reductions of this nature are beyond BPGIC’s control. If the utilization or the costs to BPGIC or users to deliver oil products through these facilities were to significantly increase, BPGIC’s profitability could be reduced. The Port of Fujairah’s facilities are subject to deterioration or damage, due to potential declines in the physical condition of its facilities and ship collisions, among other things. Any failure of the Port of Fujairah to carry out necessary repairs, maintenance and expansions of its facilities and any resulting interruptions for access to its facilities could adversely affect BPGIC’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to BPGIC’s operations, in part or in whole, may subject BPGIC to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could have a material adverse effect on its business, financial condition and results of operations.

BPGIC is subject to restrictive covenants in its Financing Facilities that may limit its operating flexibility and, if it defaults under its covenants, it may not be able to meet its payment obligations.

BPGIC entered into secured Shari’a compliant Istisna’ and Murabaha financing arrangements of $84.6 million (the “Phase I Construction Facility”) and of $11.1 million (the “Phase I Admin Building Facility” and together with the Phase I Construction Facility, the “Phase I Construction Facilities”) to fund a portion of the construction costs of Phase I, of $3.5 million (the “Phase I Short Term Financing Facility” and together with the Phase I Construction Facilities, the “Phase I Financing Facilities”) to settle certain amounts due under the Phase I Construction Facilities and of $95.3 million (the “Phase II Financing Facility” and together with the Phase I Financing Facilities, the “Financing Facilities”) to fund a portion of the capital expenditure in respect of Phase II. The Financing Facilities contain covenants limiting BPGIC’s ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions on or redeem or repurchase ordinary shares. The Phase I Financing Facilities contain covenants requiring BPGIC to maintain certain financial ratios, including a facility service coverage ratio of greater than 1.50:1. Similarly, the Phase II Financing Facility also contains restrictive financial covenants, including, (i) a minimum facility service coverage ratio of 1.25:1, (ii) a participations to value ratio not exceeding 1.50:1 at all times, (iii) a participations to cost ratio not exceeding 57% at any date, and (iv) an amount equivalent to one instalment including interest in a facility service reserve account at all times or in the event of an initial public offering, an amount equivalent to the next two instalments including interest.

On December 30, 2019, BPGIC and FAB agreed to amend the Phase I Construction Facility to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 will now be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 will now be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

BPGIC did not comply with the terms of the Phase I Construction Facilities as amended on December 30, 2019. A payment of principal and interest of $6.6 Million for the Phase I Construction Facility due on February 28, 2020 was not paid. Payments of principal and interest totaling $2.2 Million for the Phase I Construction Facility and the Phase I Admin Building Facility due on April 30, 2020 were not made. The Debt Service Reserve Account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum Debt Service Coverage Ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but, as in the past, the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into an agreement with its lender to amend the Phase I Construction Facilities (the “June 15 Phase I Construction Facilities Amendment”).

Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that requires BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 Million
July 31, 2020	$3.62 Million
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$1.01 Million
November 30, 2020	$0.14 Million
December 31, 2020	$3.87 Million
Total	$11.9 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC will make quarterly payments of approximately $1.77 Million

Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender also agreed to a revised payment schedule for the Phase I Admin Building Facility that requires BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$0.41 Million
November 30, 2020	$0.14 Million
December 31, 2020	$0.80 Million
Total	$1.63 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2023, BPGIC will make quarterly payments of approximately $0.54 Million.

Testing of the Debt Service Ratio Covenant will start on December 31, 2020 and will be conducted on each subsequent payment date. A Debt Service Reserve Account containing at least 1 quarter of debt service amounts must be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repays all liabilities owed under the Phase I Construction Facilities. BPGIC pledged the account to the lender as security for the Phase I Construction Facilities. BPGIC, The Company and BPGIC Holdings undertook to have no other bank accounts except for the one that is the Debt Service Reserve Account until the Phase I Construction Facilities are repaid and to route all funds through the Debt Service Reserve Account. BPGIC further granted the lender a non-possessory mortgage over the Phase I Customer Agreement as security for the Phase I Construction Facilities.

Also pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021; and

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

There is no change in the final maturity of Phase I Construction Facility which is July 30, 2030 and Phase I Admin Building Facility which is July 31, 2023. BPGIC will pay FAB a transaction service fee of $0.14 million in connection with the June 15, 2020 amendment.

BPGIC’s ability to comply with these restrictions and covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If BPGIC is unable to comply with these restrictions and covenants, a significant portion of the indebtedness under the Financing Facilities may become immediately due and payable. BPGIC might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, BPGIC’s obligations under the Financing Facilities are secured by substantially all of BPGIC’s assets, and if BPGIC is unable to repay the indebtedness under the Financing Facilities, the lenders could seek to foreclose on such assets, which would adversely affect BPGIC’s business, financial condition and results of operations. The Financing Facilities also have cross-default provisions that apply to any other material indebtedness that BPGIC may have. For more information regarding the Financing Facilities, see the section entitled “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources — Debt Sources of Liquidity.”

The Company and BPGIC have and will hire, new management personnel and have implemented a number of corporate governance and financial reporting procedures and other policies, processes, systems and controls which have a limited operating history.

The Company and BPGIC has hired new management personnel, including a new chief financial officer, and implemented a number of corporate governance and financial reporting procedures and other policies, processes, systems and controls to comply with the requirements for a foreign private issuer on The Nasdaq Capital Market (“Nasdaq”). While the Company believes it is in full compliance with these requirements, it does not have a long track record on which it can assess the performance and effectiveness of these policies, processes, systems and controls or the analysis of their outputs. Any material inadequacies, weaknesses or failures in BPGIC’s policies, processes, systems and controls could have a material adverse effect on BPGIC’s business, financial condition and results of operations.

The fixed cost nature of BPGIC’s operations could result in lower profit margins if certain costs were to increase and BPGIC were not able to offset such costs with sufficient increases in its storage or ancillary service fees or its customers’ utilization of BPGIC’s ancillary services.

BPGIC’s fixed costs for Phase I, Phase II and the BIA Refinery are paid for with the fixed storage fees it receives or will receive, as the case may be, from BIA and the Super Major. BPGIC expects that a large portion of its future expenses related to the operation of the BPGIC Terminal will be relatively fixed because the costs for full-time employees, rent in connection with the Land Leases, maintenance, depreciation, utilities and insurance generally do not vary significantly with changes in users’ needs. However, BPGIC expects that its profit margins could change if its costs change.

In particular, if wages in the region’s oil storage industry were to increase, BPGIC may need to increase the levels of its employee compensation more rapidly than in the past to remain competitive or keep up with increases in general price levels or inflation in the UAE and in Fujairah. If wage costs were to increase at a greater rate than our customers’ utilization of BPGIC’s ancillary services, then such increased wage costs may reduce BPGIC’s profit margins.

The Phase I Customer Agreement provides that every two years, BPGIC may elect to review and seek to amend its storage and ancillary services fees with BIA. The Phase I Customer Agreement provides that the outcome of this review can result only in either an increase in rates or no change. As such, if wages were to increase, BPGIC may yield lower margins for a period of time before it is able to review and amend its storage and ancillary service fees. Furthermore, if BIA does not agree to increase the storage and ancillary service fees, or if the increase is insufficient, then BPGIC may not be able to maintain its profit margins.

The pricing terms for the Refinery Operations Agreement remain subject to negotiation with BIA. If BPGIC is unable to negotiate for periodic price review and increases or if any such increase is insufficient, then BPGIC may not be able to maintain its profit margins.

The Phase II Customer Agreement provides that every two years, BPGIC may elect to seek to amend its storage fee to the applicable market price. The Phase II Customer Agreement provides that the outcome of this amendment can result only in either an increase in rate or no change from the contracted floor price. As such, if wages were to increase, BPGIC may yield lower margins for a period of time before it is able to amend its storage fees. Furthermore, if the increase is insufficient, or BIA does not agree to increase the fees, then BPGIC may not be able to maintain its profit margins.

BPGIC expects that its fixed costs for Phase III will be paid for with the fixed storage fees it will receive from the Phase III customer(s). BPGIC expects that a large portion of its future expenses related to the operation of Phase III will be relatively fixed because the costs for full-time employees, rent in connection with the Phase III Land Lease Agreement, maintenance, depreciation, utilities and insurance generally do not vary significantly with changes in users’ needs. However, as with its fixed costs for Phase I and Phase II, BPGIC expects that its profit margins could change if its costs, in particular wage costs, change.

If BPGIC is unable to maintain its margins, it could have a material adverse effect on its business, financial condition and results of operations.

BPGIC is dependent on its IT and operational systems, which may fail or be subject to disruption.

BPGIC relies on the proper functioning of its information technology, including the information technology systems in BPGIC’s operation control room, databases, computer systems, telecommunication networks and other infrastructure in its day-to-day operations. BPGIC’s business continuity procedures and measures may not anticipate, prevent or mitigate a network failure or disruption and may not protect against an incident in the limited event that there is no alternative system or backed-up data in place. The nature of BPGIC’s operations and the variety of systems in place to support its business can also present challenges to the efficiency of its information technology networks. BPGIC’s systems are vulnerable to interruptions or damage from a number of factors, including power loss, network and telecommunications failures, data corruption, computer viruses, security breaches, natural disasters, theft, vandalism or other acts, although the BPGIC Terminal’s operational system has limited vulnerability to computer viruses or security breaches because the systems are fully isolated. BPGIC is reliant on third party vendors to supply and maintain much of its information technology. In particular, as is the case for many of BPGIC’s competitors, a significant percentage of its core operations currently use information and technology systems provided by ABB Group and Intelex Technologies, Inc., which BPGIC relies on for related support and upgrades. BPGIC may experience delay or failure in finding a suitable replacement in the event that one or more of the third-party vendors ceases operations or becomes otherwise unable or unwilling to meet BPGIC’s needs.

There have been an increasing number of cyber security incidents affecting companies around the world, which have caused operational failures or compromised sensitive or confidential corporate data. Although we do not believe our systems are at a greater risk of cyber security incidents than other similar organizations, such cyber security incidents may result in the loss or compromise of customer, financial, or operational data; loss of assets; disruption of billing, collections, or normal operating activities; disruption of electronic monitoring and control of operational systems; and delays in financial reporting and other management functions. Possible impacts associated with cyber security incidents (which generally are increasing in both frequency and sophistication) may include, among others, remediation costs related to lost, stolen, or compromised data; repairs to data processing systems; increased cyber security protection costs; reputational damage; lawsuits seeking damages; regulatory actions; and adverse effects on our compliance with applicable privacy and other laws and regulations. Such occurrences could have an adverse effect on our business, operating results, and financial condition.

Although the BPGIC Terminal, based on the nature of BPGIC’s business, is configured to keep its systems operational under abnormal conditions, including with respect to business processes and procedures, any failure or breakdown in these systems could interrupt BPGIC’s normal business operations and result in a significant slowdown in operational and management efficiency for the duration of such failure or breakdown. Any prolonged failure or breakdown could dramatically affect BPGIC’s ability to offer services to users, which could have a material adverse effect on BPGIC’s business, financial condition and results of operations.

Beyond Phase II, expansion of BPGIC’s business may require substantial capital investment, and BPGIC may not have sufficient capital to make future capital expenditures and other investments as it deems necessary or desirable.

BPGIC operates in a capital-intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the expansion of existing terminal facilities and the development and acquisition of new terminal facilities. BPGIC has several plans for expansion beyond Phase II, including Phase III, that may require significant capital investment. For example, BPGIC plans to establish an external connection to the local power grid in due course, which would provide the BPGIC Terminal with an additional source of power if necessary.

In addition, as discussed further in “Item 4.B Information on the Company — Business Overview — Strategy”, in 2020, BPGIC entered into the Phase III Land Lease Agreement with FOIZ to lease the Phase III Land, a plot of land that has a total area of approximately 450,000 m2 on which it would build a new oil storage facility. BPGIC has engaged MUC OIL & Gas Engineering Consultancy, LLC (“MUC”), the same advisor that designed the BPGIC Terminal, to create several proposals for the design of Phase III. If BPGIC decides to construct a new facility, it would require substantial capital investment, and BPGIC may not have sufficient capital to make the capital expenditures and other investments as it deems necessary or desirable.

To meet the financing requirements for such capital investments, BPGIC may have to utilize a combination of internally generated cash and external borrowings, including banking and capital markets transactions. BPGIC may also seek, in the event that further material expansion opportunities arise in the future, to obtain additional funding from the capital markets to further enhance its funding position. BPGIC’s ability to arrange external financing and the cost of such financing is dependent on numerous factors, including its future financial condition, general economic and capital market conditions, interest rates, credit availability from banks or other lenders, investor confidence in BPGIC, applicable provisions of tax and securities laws and political and economic conditions in any relevant jurisdiction. Moreover, the decline in global credit markets and reduced liquidity may affect BPGIC’s ability to secure financing on commercially reasonable terms, if at all. BPGIC cannot provide any assurance that it will be able to arrange any such external financing on commercially reasonable terms, if at all, and it may be required to secure any such financing with a lien over its assets or agree to contractual limitations on its business. If BPGIC is unable to generate or obtain funds sufficient to make necessary or desirable capital expenditure and other investments, it may be unable to grow its business, which may have a material adverse effect on its business, financial condition and results of operations.

Beyond Phase II, the aforementioned projects and the projects described in “Item 4.B Business Overview — Strategy”, BPGIC may consider additional projects in the future, which would be subject to the same risks mentioned above.

Increases in interest rates, to the extent BPGIC has not hedged its interest rate exposure, could adversely affect BPGIC’s business, financial condition and results of operations and its ability to issue equity or incur debt for acquisitions or other purposes.

Interest rates may increase in the future. As a result, BPGIC’s floating interest rates on its Financing Facilities or future credit facilities and debt offerings could be higher than current levels, causing BPGIC’s financing costs to generally increase to the extent BPGIC has not fully hedged its interest rate risk exposure. Although BPGIC has entered into a contractual arrangement with First Abu Dhabi Bank PJSC (“FAB”) to hedge the interest rates for BPGIC’s interest payments coming due from June 28, 2019 to June 30, 2023 under the Phase I Financing Facilities, to the extent BPGIC does not hedge its interest rate exposure resulting from other borrowings, including the Phase II Financing Facility, or such hedging arrangements prove ineffective, a rising interest rate environment could have an adverse effect on BPGIC’s business, financial condition and results of operations and its ability to issue equity or incur debt for acquisitions or other purposes.

Risks Related to the Company’s Business and Operations

The value of your investment in the Company are subject to the significant risks affecting the Company and BPGIC and inherent in the industry in which BPGIC operates. You should carefully consider the risks and uncertainties described below and other information included in this Report. If any of the events described below occur, the Company’s business and financial results could be adversely affected in a material way. This could cause the trading price of the ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) to decline, perhaps significantly, and you therefore may lose all or part of your investment. As used in the risks described in this subsection, references to “we,” “us” and “our” are intended to refer to BPGIC unless the context clearly indicates otherwise.

The Company’s only significant asset is its ownership of BPGIC and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable the Company to pay any dividends on its Ordinary Shares or satisfy other financial obligations.

The Company is a holding company and does not directly own any operating assets other than its ownership of interests in BPGIC. The Company depends on BPGIC for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, BPGIC may not be sufficient to make distributions or pay dividends, pay expenses or satisfy the Company’s other financial obligations.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving BPGIC’s customers and negative media coverage, may result in significant decreases in the price of the Company’s securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of the Company’s securities and, as a result, there may be significant volatility in the market price of the Company’s securities. If BPGIC is unable to operate profitably as investors expect, the market price of the Company securities will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of the Company’s or BPGIC’s control could have an adverse effect on the price of the Company’s securities and increase fluctuations in its quarterly earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, the possible effects of war, terrorist and other hostilities, pandemics, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the oil and gas storage industry.

The Company incurs higher costs as a result of being a public company.

The Company has and will continue to incur significant additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. The Company will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations increase the Company’s legal and financial compliance costs and render some activities more time-consuming and costly. The Company may need to hire more employees or engage outside consultants to comply with these requirements, which will increase its costs and expenses. These laws and regulations could make it more difficult or costly for the Company to obtain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on the Company’s board of directors, board committees or as executive officers. Furthermore, if the Company is unable to satisfy its obligations as a public company, it could be subject to delisting of its Ordinary Shares and/or warrants, fines, sanctions and other regulatory action and potentially civil litigation.

The escrow release provisions of the Escrow Agreement may affect management decisions and incentives.

Under the Escrow Agreement dated as of May 10, 2019, by and among the Company, Continental Stock Transfer and Trust (“Continental”), as escrow agent, and BPGIC Holdings (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC) as amended by the First Amendment to the Escrow Agreement, dated December 20, 2019, by and among BPGIC Holdings, Continental and the Company (as amended, the “Seller Escrow Agreement”), up to 20 million additional Ordinary Shares that were placed in escrow at Closing will be released to BPGIC Holdings in the event that the Company meets certain Annualized EBITDA (as defined in the Seller Escrow Agreement) or share price targets during the period commencing from the Closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing (the “Seller Escrow Period”). As a result, the Company’s management may focus on increasing the Annualized EBITDA of the Company and its subsidiaries, including BPGIC, for quarters within the Seller Escrow Period rather than on increasing net income during such quarters. Additionally, the share price target can be achieved at any time during the Seller Escrow Period, and the share price targets could be achieved early in the Seller Escrow Period which would trigger release of the escrow shares even if the share price fell later in the Seller Escrow Period. See “Item 10.C Material Contracts – Seller Escrow Agreement”.

The Company may or may not pay cash dividends in the foreseeable future.

Although the Company announced in the Fourth Quarter that it intends to pay a $0.25 quarterly dividend to its public shareholders beginning in the First Quarter of 2020, the Company has not paid such dividend, and has not committed to pay a cash dividend on such terms and in such amount with respect to its Ordinary Shares, and the Company may not pay cash dividends with respect to its Ordinary Shares at all. In light of the economic impact of the COVID-19 pandemic, the board of directors subsequently determined that, notwithstanding its prior announcement, it was in the best interests of the Company as a precautionary measure and to prudently preserve cash, to delay issuance of dividends. No assurance can be given that the Company will ultimately pay any dividend to its shareholders. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company and will depend on, among other things, applicable law, regulations, restrictions, the Company’s and BPGIC’s respective results of operations, financial condition, cash requirements, contractual restrictions, the Company’s and BPGIC’s future projects and plans and other factors that the board of directors may deem relevant. In addition, the Company’s ability to pay dividends depends significantly on the extent to which it receives dividends from BPGIC and there can be no assurance that BPGIC will pay dividends. As a result, capital appreciation, if any, of the Company’s Ordinary Shares will be a shareholder’s sole source of gain for the foreseeable future.

The market for the Company’s securities may not be sustained, which would adversely affect the liquidity and price of the Company’s securities.

The price of the Company’s securities may vary significantly due to general market or economic conditions. Furthermore, an active trading market for the Company’s securities may not be sustained. You may be unable to sell your securities unless a market can be sustained.

The price of the Company’s Ordinary Shares may be volatile.

The price of the Company’s Ordinary Shares may fluctuate due to a variety of factors, including but not limited to:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in the industry;

●	mergers and strategic alliances in the oil and gas industries;

●	market prices and conditions in the oil and gas markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	existing or future global or regional health crises;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

These market and industry factors may materially reduce the market price of our Ordinary Shares, regardless of our operating performance. Volatility in the price of our Ordinary Shares may increase volatility in the price of our warrants.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Ordinary Shares.

We currently expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading price and volume for our Ordinary Shares could be adversely affected.

The Company may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of the Company’s Ordinary Shares.

The Company may issue additional Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

The Company’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	the Company’s existing shareholders’ proportionate ownership interest in the Company will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Ordinary share may be diminished; and

●	the market price of the Company’s Ordinary Shares may decline.

The exercise price of the Company’s warrants can fluctuate under certain circumstances which, if triggered, can result in potentially material dilution of the Company’s then existing shareholders.

Currently, there are outstanding a total of 21,228,900 warrants to purchase one Ordinary Share at an exercise price of $11.50. The price at which such Ordinary Shares may be purchased upon exercise of the warrants may be adjusted in certain circumstances, including, but not limited to, when (i) the Company undertakes certain share capitalizations, share sub-divisions, rights offerings or other similar events, or (ii) the Company pays certain dividends or makes certain distributions in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares. These adjustments are intended to provide the investors in the Company’s warrants with partial protection from the effects of actions that dilute their interests in the Company on a fully-exercised basis. In addition, the Company may, in its sole discretion, temporarily lower the exercise price of the Company’s warrants provided it lowers the price for not less than twenty (20) business days, provides at least twenty (20) days prior notice to the registered holders of such warrants and applies such decrease consistently to all warrants. These provisions could result in substantial dilution to investors in the Company’s Ordinary Shares.

The Company is a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is different under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

The Company’s corporate affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (2020 Revision) (the “Companies Law”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Your rights as a shareholders and the fiduciary responsibilities of the Company’s directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

The Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. The Company understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You have limited ability to bring an action against the Company or against its directors and officers, or to enforce a judgment against the Company or them, because the Company is incorporated in the Cayman Islands, because the Company conducts all of its operations in the United Arab Emirates and because all of the Company’s directors and officers reside outside the United States.

The Company is incorporated in the Cayman Islands and currently conducts all of its operations through its subsidiary, BPGIC, in the United Arab Emirates. All of the Company’s assets are located outside the United States. The Company’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the United Arab Emirates could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

Shareholders of Cayman Islands exempted companies such as the Company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, the Company’s corporate records could be inspected by the Company’s shareholders, but are not obliged to make them available to the Company’s shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Company’s shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Provisions in the Company’s Amended and Restated Memorandum and Articles of Association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for the Company’s securities and could entrench management.

The Company’s Amended and Restated Memorandum and Articles of Association contain provisions that may discourage unsolicited takeover proposals that shareholders of the Company may consider to be in their best interests. Among other provisions, the ability of the Company’s board of directors to issue preferred shares with preferences and voting rights determined by the board without shareholder approval may make it more difficult for the Company’s shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the Company’s securities. Other anti-takeover provisions in the Company’s Amended and Restated Memorandum and Articles of Association include the indemnification of the Company’s officers and directors, the requirement that directors may only be removed from the Company’s board of directors for cause and the requirement for a Special Resolution to amend provisions therein that affect shareholder rights. These provisions could also make it difficult for the Company’s shareholders to take certain actions and limit the price investors might be willing to pay for the Company’s securities.

As a “foreign private issuer” under the rules and regulations of the SEC, the Company is permitted to, does, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. The Company currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s securities.

In addition, as a “foreign private issuer” whose Ordinary Shares are listed on Nasdaq, the Company is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice. The Company currently follows some, but not all of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of the Company that it does follow, the Company cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow the Company to follow its home country practice. Unlike the requirements of Nasdaq, the corporate governance practice and requirements in the Cayman Islands do not require the Company, and the Company has not established, and currently does not intend to establish, a nominations committee; and do not require the Company, and the Company currently does not intend, to seek shareholder approval for certain security issuances specified in Nasdaq Rule 5635. Such Cayman Islands home country practices may afford less protection to holders of the Company’s Ordinary Shares. For additional information regarding the home country practices the Company intends to follow in lieu of Nasdaq requirements, see “Item 16G. Corporate Governance”.

The Company would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of the Company’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. If the Company loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, the Company would likely incur substantial costs in fulfilling these additional regulatory requirements and members of the Company’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The Company is an “emerging growth company,” and any decision on the Company’s part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make its Ordinary Shares less attractive to investors.

The Company is an “emerging growth company,” as defined in the JOBS Act and, for as long as it continues to be an emerging growth company, it may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies including, but not limited to: not being required to have its internal control over financial reporting audited by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act for a specified time period; reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and to obtain shareholder approval of any golden parachute payments not previously approved. It may take advantage of these provisions for up to five years or such earlier time that it is no longer an “emerging growth company.” The Company will remain an “emerging growth company” for up to five years, although, it would cease to be an “emerging growth company” upon the earliest of: the first fiscal year following the fifth anniversary of the consummation of the Closing; the first fiscal year after its annual gross revenue is $1.07 billion or more; the date on which it has, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or the date on which it is deemed to be a “large accelerated filer” as defined in the Exchange Act. To the extent the Company takes advantage of any of these reduced reporting burdens in this annual report or in future filings, the information that it provides to its security holders may be different than you might get from other public companies in which you hold equity interests. The Company cannot predict if investors find, or will find, its Ordinary Shares less attractive because it may rely on these exemptions. If some investors find the Company’s Ordinary Shares less attractive as a result, there may be a less active trading market for its Ordinary Shares and its share price may be more volatile.

The Company’s controlling shareholder has substantial influence over the Company and its interests may not be aligned with the interests of the Company’s other shareholders.

BPGIC Holdings holds approximately 85.7% of the Company’s voting equity. Each of BPGIC Holdings, Nicolaas Paardenkooper as the Chief Executive Officer of BPGIC Holdings and the majority shareholder of BPGIC Holdings have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, BPGIC Holdings may take actions that are not in the best interests of the Company’s other shareholders. These actions may be taken in many cases even if they are opposed by the Company’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company.

Risks Related to Doing Business in Countries in Which BPGIC Operates

BPGIC is subject to political and economic conditions in Fujairah and the UAE.

All of BPGIC’s operations are located in the UAE. BPGIC’s operations in Fujairah are located near an area of strategic economic and military importance for the entire region. As such, BPGIC’s future business may be affected by the financial, political and general economic conditions prevailing from time to time in the region and the UAE.

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced slower economic growth in recent years, following the downturn experienced as a result of the global financial crisis in 2008 and the sharp decline in oil prices in recent years, which remain volatile and below historic highs. There can be no assurance that economic growth or performance in Fujairah or the UAE, in general, will be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of its Gulf Cooperation Council (“GCC”) neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, BPGIC’s business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations, including in respect of interest rates, or new legal interpretations of existing regulations and the introduction of taxation or exchange controls could have a material adverse effect on BPGIC’s business, financial condition, results of operations and prospects.

While the UAE enjoys domestic political stability and generally healthy international relations, since early 2011 there has been political unrest in a range of countries in the Middle East and North Africa (“MENA”) region, including Algeria, Bahrain, Egypt, Iraq, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia and Yemen. This unrest has ranged from public demonstrations to, in extreme cases, armed conflict and civil war and has given rise to a number of regime changes and increased political uncertainty across the region. The MENA region is currently subject to a number of armed conflicts including those in Yemen (in which the UAE armed forces, along with a number of other Arab states, are involved), Syria and Iraq as well as the multinational conflict with Islamic State.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war or hostilities, or more generally the financial, political and economic conditions prevailing from time to time, or the impact of such occurrences or conditions, and no assurance can be given that BPGIC would be able to sustain its current profit levels if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy, or political upheaval therein, could have an adverse effect on BPGIC’s business, results of operations and financial condition. Investors should also note that BPGIC’s business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA region because of interrelationships within the global financial markets.

On June 5, 2017, three GCC countries, Saudi Arabia, the UAE and Bahrain, as well as Egypt and Yemen, severed diplomatic ties with Qatar, cut trade and transport links and imposed sanctions on Qatar. The stated rationale for such actions was Qatar’s support of terrorist and extremist organisations and Qatar’s interference in the internal affairs of other countries. There can be no assurance as to when diplomatic relations will be restored or air, land and sea connections reopened with Qatar. It is also not currently possible to predict the outcome of this dispute, and any significant escalation or continuation of the current situation for an extended period could negatively affect Fujairah and the UAE.

In the past, political conflicts have resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, including recent attacks involving vessels and vessel seizures in the Strait of Hormuz, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism or armed conflict around the world, and our customer’s vessels may face higher risks of being attacked or detained. BPGIC’s business and financial performance would be adversely affected by any reduction in use of the Port of Fujairah as a result of such tensions or conflict.

Prospective investors should also be aware that investments in emerging markets, such as the UAE, are subject to greater risks than those in more developed markets. The economy of the UAE, like those of many emerging markets, has been characterized by significant government involvement through direct ownership of enterprises and extensive regulation of market conditions, including foreign investment, foreign trade and financial services. While the policies of the local and central governments of the UAE generally resulted in improved economic performance in previous years, there can be no assurance that these levels of performance can be sustained.

Recent geopolitical developments have increased the risk that the region in which BPGIC operates could be involved in an escalating conflict that could have a material adverse effect on our business, financial condition and results of operations.

On September 14, 2019, certain attacks on an oil processing plant and an oil field in Saudi Arabia took place, which, according to preliminary reports, significantly disrupted the oil production capacity of Saudi Arabia, and could cause short and/or long term geopolitical strife. The government of Saudi Arabia and the United States have reported their belief that the attacks were conducted by Iran or its proxy (possibly Yemen). Whether or not these reports are accurate, rising tensions in the region could significantly place the extraction, production and delivery of oil produced in the region at risk. Further, because the UAE is also involved in the conflict in Yemen, it is possible that the perpetrators of the attacks may seek to launch a similar attack against the UAE. Should such an attack occur, or should rising tension in the region cause a conflict, the ports, pipelines and terminal facilities of the UAE could be at risk and BPGIC’s operations could be materially and adversely affected.

BPGIC’s business operations could be adversely affected by terrorist attacks, natural disasters or other catastrophic events beyond its control.

BPGIC’s business operations could be adversely affected or disrupted by terrorist attacks, natural disasters (such as floods, fires or significant storms) or other catastrophic or otherwise disruptive events, including changes to predominant natural weather, sea and climatic patterns, piracy, sabotage, insurrection, military conflict or war, riots or civil disturbance, radioactive or other material environmental contamination, an outbreak of a contagious disease, or changes to sea levels, which may adversely affect global or regional trade volumes or user demand for oil products transported to or from affected areas, and denial of the use of any railway, port, airport, shipping service or other means of transport and disrupt users’ logistics chains. In addition, BPGIC may be exposed to extreme weather conditions such as severe heat, flooding, rain or wind conditions, which could disrupt activities at the BPGIC Terminal and the Port of Fujairah. Several of BPGIC’s competitors in the Fujairah oil zone region have experienced issues with flooding in the past due to the region’s close proximity to the Al Hajar mountainous region, where floods sometimes occur when a significant amount of rain mixes with the dirt from the mountains and subsequently clogs the region’s drainage system. Although the BPGIC Terminal has been designed with sufficient drainage capabilities to handle certain flooding scenarios and the Phase I oil storage tanks have been constructed to withstand high levels of radiation and fire in accordance with NFPA standards, if the flooding, radiation or fire is significantly severe, there can be no assurance BPGIC’s business operations would be unaffected by it.

The occurrence of any of these events at the BPGIC Terminal or in Fujairah may reduce BPGIC’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to its operations, in part or in whole, may increase the costs associated with storage, heating or blending activities, may subject BPGIC to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could substantially impair BPGIC’s growth prospects and could have a material adverse effect on its business, financial condition and results of operations. Although BPGIC has insurance in place to cover certain of these events if they occur at the BPGIC Terminal, including sabotage and terrorism insurance, there can be no assurance that such insurance will be sufficient to cover all costs and lost business volumes associated with such events.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for BPGIC’s storage services.

There is a growing belief that emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect BPGIC’s business and the businesses of users in many ways, including negatively impacting the costs BPGIC incurs in providing its services and the demand for its services (due to change in both costs and weather patterns).

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. The UAE ratified the Kyoto Protocol in 2005. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, in December 2015, over 190 countries, including the UAE, reached an agreement to reduce global greenhouse gas emissions. From the time BPGIC completed construction of Phase I on November 19, 2017, its facilities have been in full compliance with the latest requirements. The Paris Agreement, which enters into force in 2020, will require governments to take legislative and regulatory measures to reduce emissions that are thought to be contributing to climate change. While BPGIC has already taken certain measures to reduce emissions of volatile organic compounds, additional measures might become necessary, which could increase operating costs. Moreover, BPGIC’s business might be impacted by changes in demand of the oil products that it stores to the extent users are impacted by such regulations.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact BPGIC’s business, any future local, national, international or federal laws or implementing regulations that may be adopted to address GHG emissions could possibly require BPGIC to incur increased operating costs and could adversely affect demand for the oil or oil products it stores. The potential increase in the costs of BPGIC’s operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain its facilities, install new emission controls on its facilities, acquire allowances to authorize its greenhouse gas emissions, pay any taxes related to its GHG emissions and administer and manage a GHG emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for BPGIC’s services. BPGIC cannot predict with any certainty at this time how these possibilities may affect its operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on BPGIC’s business, financial condition and results of operations.

BPGIC may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to its business.

BPGIC’s business operations are subject to UAE, national, state and local environmental laws and regulations concerning, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of the emission of vapor into the air and water discharges, the remediation of contaminated sites and employee health and safety. These laws and regulations are complex and subject to change. BPGIC could incur unexpected costs, penalties and other civil and criminal liability if it fails to comply with applicable environmental or health and safety laws. Although BPGIC has installed impermeable lining over the ground soil throughout the Phase I & II Land’s tank farm area and any other area where oil leakage could occur and potentially reach the ground soil, and intends to take similar preventative measures for the Phase III Land, there can be no assurance in the unlikely event of an accidental leak, release or spill of oil products or other products at the BPGIC Terminal site, that BPGIC will not experience operational disruptions or incur costs related to cleaning and disposing waste and oil products, remediating ground soil or groundwater contamination, paying for government penalties, addressing natural resource damage, compensating for human exposure or property damage, or a combination of these measures. Although BPGIC believes it has adequate insurance in place to insure against the occurrence of any of the foregoing events, there can be no assurance that BPGIC’s insurance would be sufficient to cover all potential costs. Therefore, the occurrence of any of the foregoing events could have a material adverse effect on BPGIC’s business, financial condition and results of operations.

Furthermore, although BPGIC monitors the exposure of its employees, neighbors and others to risks connected with its operations, future health claims of its employees or other such persons, caused by past, present or future exposure cannot be excluded. BPGIC could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by its operations, facilities or products, and BPGIC’s insurance may not be sufficient to cover these claims.

In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to BPGIC’s operations.

BPGIC could be adversely affected by violations of anti-corruption laws or economic sanctions programs.

Currently, all of BPGIC’s operations are conducted in the UAE. BPGIC is committed to doing business in accordance with all applicable laws and its own code of ethics. BPGIC is subject, however, to the risk that customers, end users, BPGIC or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws. In addition, as a result of the Business Combination, BPGIC is subject to the U.S. Foreign Corrupt Practices Act. Any violations of applicable anti-corruption laws could result in substantial civil and criminal penalties, and could have a damaging effect on BPGIC’s reputation and business relationships. Furthermore, BPGIC is subject to economic sanctions programs, including those administered by the United Nations Security Council, the United Arab Emirates and the United States. Although the Company has policies and procedures designed to ensure compliance with applicable sanctions programs, there can be no assurance that such policies and procedures are or will be sufficient or that customers, users, BPGIC, the Company or their respective officers, directors, employees and agents will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant sanctions regulations) for which they, the Company or BPGIC may ultimately be held responsible.

Tax liabilities associated with indirect taxes on the oil products BPGIC services could result in losses to it.

In Fujairah, the oil products that BPGIC stores and blends for BIA and the Super Major in the Phase I facility are subject to numerous duties or taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies and value-added taxes. Once the BIA Refinery and Phase II become operational, the oil products that BPGIC handles for BIA in connection with the BIA Refinery and the Phase II facility will likely be subject to similar “indirect taxes”. Under the terms and conditions of the respective customer agreements, BPGIC is entitled to pass on such indirect taxes to its customers.

However, changes to existing regulations for indirect taxes or the introduction of new regulations are beyond BPGIC’s control and may be influenced by political or commercial considerations not aligned with its interests. Any such regulations could adversely affect BPGIC’s business by increasing its costs to the extent it is unable to pass on such indirect taxes to BIA, and as a result, adversely affect its business, financial condition and results of operations.

Changes to VAT law in the UAE may have an adverse effect on BPGIC’s business, financial condition and results of operations.

On August 23, 2017, the government of the UAE published Federal Decree-Law No. 8 of 2017 (the “VAT Law”) on value added tax (“VAT”) which came into effect on January 1, 2018. Cabinet Decision No. 52 of 2017 on the executive regulations of the VAT Law, issued on November 26, 2017, and Cabinet Decision No. 59 of 2017 on designated zones for the purposes of the VAT Law, issued on December 28, 2017, provide that certain designated zones in the UAE are subject to special VAT treatment. Subject to it continuing to meet the conditions set out in the executive regulations to the VAT Law, the area in which BPGIC operates is a designated zone for the purposes of the VAT Law and therefore BPGIC benefits from certain exemptions under the VAT Law. There is no guarantee that the free zone in which BPGIC operates will remain a designated zone in the future. If the area in which BPGIC operates loses its designation as a designated zone or any change is made to the applicable rate on the supply of services for the area in which BPGIC operates, BPGIC’s business, financial condition and results of operations may be adversely affected.

BPGIC’s business may be materially adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

All of BPGIC’s current revenues are received in US dollars and all of its operating costs are incurred in UAE dirhams. All of BPGIC’s current revenues and operating costs derive from its operations in the UAE. Although the US dollar/UAE dirham exchange rate is currently fixed, there can be no assurance that the government of the UAE will not de-peg the UAE dirham from the US dollar in the future. Alternatively, the existing fixed rate may be adjusted in a manner that increases the costs of certain equipment used in BPGIC’s business or decreases BPGIC’s receipt of payments from users. Any adjustment of the fixed rate or de-pegging of the UAE dirham from the US dollar in the future could cause BPGIC’s operations and reported results of operations and financial condition to fluctuate due to currency translation effects, which could have a material adverse effect on its business, financial condition and results of operations.

BPGIC’s business may be materially adversely affected by unlawful or arbitrary governmental action.

Governmental authorities in the UAE have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Such governmental action could include, among other things, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations or sales. Any such action taken may have a material adverse effect on BPGIC’s business, financial condition and results of operations.

Legal and regulatory systems may create an uncertain environment for investment and business activities.

The UAE’s institutions and legal and regulatory systems are not yet as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Such anomalies could affect BPGIC’s ability to enforce its rights under its contracts or to defend its business against claims by others. Changes in the UAE legal and regulatory environment, including in relation to foreign ownership restrictions, labor, welfare or benefit policies or in tax regulations could have a material impact on BPGIC’s business, financial condition and results of operations.

The grant and future exercise of registration rights may adversely affect the market price of Ordinary Shares of the Company.

Pursuant to the existing registration rights agreement with Twelve Seas Sponsors I LLC (“Twelve Seas Sponsor”) and the registration rights agreement entered into in connection with the Business Combination and which are described elsewhere in this Report, Twelve Seas’ Sponsor and BPGIC Holdings can demand that the Company register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that the Company undertakes.

The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Company’s Ordinary Shares.

Sales of a substantial number of the Company’s securities in the public market could adversely affect the market price of its Ordinary Shares.

As of the Closing of the Business Combination, Twelve Seas Sponsor) and certain officers and directors of Twelve Seas (the “Initial Twelve Seas Shareholders”) held 4,721,900 Ordinary Shares and 529,000 warrants. Such Company securities are subject to a one year lock up restriction following the Closing, subject to the possible early release of 50% of such shares in the event the closing price of the Ordinary Shares exceeds $12.50 for 20 trading days during any 30 trading day period. After the lock-up period expires, these Ordinary Shares will become eligible for future sale in the public market. 1,552,500 of such Ordinary Shares are held in escrow and subject to forfeiture on the terms and conditions of the Initial Shareholder Escrow Agreement (defined below). As and if the milestones in the Initial Shareholder Escrow Agreement are satisfied, portions of the escrowed shares will be released to the Twelve Seas Sponsor and will become eligible for future sale in the public market. Sales of a significant number of these Ordinary Shares of the Company in the public market, or the perception that such sales could occur, could reduce the market price of Ordinary Shares of the Company.

Nasdaq may not continue to list the Company’s securities on its exchange, and delisting could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

The Company’s securities are currently listed on Nasdaq. The Company may be unable to maintain the listing of its securities in the future. If the Company is unable to maintain the listing of its securities on Nasdaq, the Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	a less liquid market for its securities;

●	a limited amount of news and analyst coverage for the company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company’s legal and commercial name is Brooge Energy Limited. Until April 7, 2020, the Company’s legal and commercial name was Brooge Holdings Limited. The Company was incorporated for the purpose of effectuating the Business Combination and to hold BPGIC. The Company was incorporated under the laws of the Cayman Islands as an exempted company on April 12, 2019. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The name and mailing address of the Company’s agent and registered office is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Its principal executive office is that of BPGIC, located at P.O. Box 50170, Fujairah, United Arab Emirates and its telephone number is +971 9 201 6666.

In accordance with the terms and conditions of the Business Combination Agreement, upon the closing of the Business Combination on December 20, 2019, Twelve Seas merged with Merger Sub and holders of Twelve Seas securities received substantially similar securities of the Company, and Twelve Seas continued as the surviving entity and a wholly-owned subsidiary of the Company under the name BPGIC International, and the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for Ordinary Shares of the Company and BPGIC became a wholly-owned subsidiary of the Company. All of the Company’s operations are conducted through BPGIC.

History and Development

The following timeline sets forth BPGIC’s major milestones.

2010
Market study & analysis
2014
Port facility agreement entered with Port of Fujairah
Phase I 2018
January: Commenced
August: ISO and OHSAS certifications received
Q4 2019
Listed in Nasdaq via Business Combination with Twelve Seas
Phase III Q1 2020
Entered into land lease agreement reserving additional 450,000 m² in Port of Fujairah, almost 3 times the size of, and near to, Phase I and II land
Future Vision
Phase III Launch
Local and international growth
2010
2013
2014
2015
2016
2017
2018
2019
2020
Beyond
2013
Incorporated
Initial land lease and development rights
2015
Phase I financing committed
Plans finalized for Phase I construction start date
Phase II 2018
Off take contract for Phase II signed with end-user
September: EPC Contract signed and started construction for Phase II
October: Phase II financing committed
Phase II 2020
Q4 2020: Expected operations start date
Refinery
Q3 2021: Expected start of operations
Phase III
Q3 2020: FEED Study
Phase I was completed and fully operational on schedule
Phase II construction is underway with 100% of capacity already contracted
Phase III initial land lease and discussions with potential customers underway
Phase I
Phase II
Phase III & Beyond

BPGIC was incorporated in 2013 in the Fujairah Free Zone, UAE, to provide oil storage, heating and blending services. On February 10, 2013, the Fujairah Free Zone Authority provided BPGIC with a license to engage in the following activities: (i) trading and storing all varieties of oil products and gas, including crude and fuel oils; (ii) building, managing and investing in refineries and all other types of investments; and (iii) exploring and extracting crude oil and gas in both onshore and offshore fields.

On March 10, 2013, BPGIC entered into the 60-year Phase I &II l Land Lease with the Fujairah Municipality, a local government organization specializing in municipal urban and rural municipal affairs, for a parcel of land to build and operate the BPGIC Terminal, which is in the Port of Fujairah. On September 1, 2014, the Phase I & II Land Lease was novated from the Fujairah Municipality to FOIZ. For more information regarding the Phase I & II Land Lease see “Item 10.C Material Contracts — Phase I & II Land Lease”.

On March 31, 2016, BPGIC entered into a Port Facilities Agreement with the Port of Fujairah. For more information regarding the Port Facilities Agreement, see “Item 10.C Material Contracts — Phase I & II Land Lease”. After several years of planning and design, BPGIC finalized plans for Phase I during the First Quarter of 2015. BPGIC signed an EPC agreement for Phase I (the “Phase I EPC Agreement”) on April 2, 2015 with Audex and commenced work in accordance with the Phase I EPC Agreement. Audex completed Phase I works on November 19, 2017 and between 2014 and 2017, BPGIC incurred a total cost of $170 million in connection with its construction. On December 12, 2017, BPGIC entered into the Phase I End User Agreement with the Initial Phase I End User. BPGIC began testing operations on December 20, 2017 and commenced limited operations on January 18, 2018. From the time BPGIC began its operations on December 20, 2017 to February 28, 2018, BPGIC limited the availability of its storage capacity to 40 percent, allowing its management team to test all systems and make any necessary adjustments. BPGIC increased the availability of its storage capacity to approximately 70 percent on March 1, 2018 and to 100 percent on April 1, 2018.

In August 2019, with the approval of the Initial Phase I End User, BPGIC entered into the Phase I Customer Agreement with BIA to restructure its relationship with the Initial Phase I End User. Under the Phase I Customer Agreement, BPGIC leased the Phase I facilities to BIA, and in connection therewith, BIA assumed the rights and obligations of BPGIC under the Phase I End User Agreement. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC.

Following the restructuring, BIA’s agreements with other end users and BIA’s release of approximately one third of the capacity of the Phase I facility, BPGIC leases approximately two thirds of the capacity of the Phase I facility to BIA, and BIA subleases the capacity to its end users. BIA’s obligations to pay BPGIC for the storage and ancillary services provided at the Phase I facility are independent of the Phase I end users’ actual payments to BIA. Pursuant to the Super Major Agreement, BPGIC leases the remaining one third of the capacity of Phase I to the Super Major for a 6 month period subject to renewal for an additional 6 month period with the mutual agreement of the parties.

As of December 31, 2019, BPGIC had funded the construction of Phase I, Phase II and all of its other cash requirements with funds from the Phase I Financing Facilities, and net equity contributions (other than share capital) since 2014 of $71.01 million from shareholders. For additional information regarding the Phase I Financing Facilities, see “Item 5. Operating and Financial Review and Prospects — Debt Sources of Liquidity”.

As Phase I neared completion, BPGIC finalized plans for Phase II in the Third Quarter of 2017. On June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User. On September 3, 2018, BPGIC signed the Phase II EPC Agreement with Audex. Phase II work commenced in September 2018 and according to the schedule in the Phase II EPC Agreement, it is expected to be completed in 2020. The expected capital expenditure in respect of Phase II is $160.6 million (comprised of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $10.6 million). On September 3, 2018, BPGIC signed a project management agreement (the “Phase II Project Management Agreement”) with MUC, the same advisor that designed the BPGIC Terminal, so that MUC could manage the construction plan of Phase II.

On October 15, 2018, BPGIC entered into the Phase II Financing Facility, which is a $95.3 million secured Shari’a compliant Istisna’ financing arrangement coordinated by FAB, to fund a portion of the capital expenditure in respect of Phase II.

In September 2019, with the approval of the Phase II End User, BPGIC entered into the Phase II Customer Agreement with BIA to restructure its relationship with the Phase II End User. Under the Phase II Customer Agreement, BPGIC leased the Phase II facilities to BIA, and in connection therewith, BIA assumed the rights and obligations of BPGIC under the Phase II End User Contract. Following this restructuring, BPGIC leases the Phase II facility to BIA, and BIA subleases the facility to the Phase II End User. BIA’s obligations to pay BPGIC for the storage and ancillary services provided at the Phase II facility are independent of the Phase II End User’s actual payments to BIA.

Phase II is expected to focus its operations primarily on the storage and blending of crude oil. Phase II will involve the construction of eight additional oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3, which will increase BPGIC’s aggregate geometric oil storage capacity to approximately 1 million m3. In February 2017, BPGIC finalized and issued a front end engineering document, which sets out the qualifications, specifications, drawings and designs of Phase II, to Audex. On September 3, 2018, BPGIC signed the EPC agreement with Audex for the development of Phase II, (the “Phase II EPC Agreement”). As part of Phase II, BPGIC intends to follow a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities. Audex commenced construction of Phase II in September 2018 and plans to complete construction in 2020. Phase II is being constructed adjacent to Phase I. The expected capital expenditure in respect of Phase II is $160.6 million which is comprised of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $10.6 million. The expected capital expenditure of $160.6 million in respect of Phase II will be funded by:

●	drawings of $90.6 million under the Phase II Financing Facility; and

●	shareholders contributions, proceeds of the Business Combination, and internally generated cashflow in the aggregate amount of $70.0 million.

Of the $160.6 million expected capital expenditure in respect of Phase II, $39.2 million was paid in the year ended December 31, 2019. During 2020, $24.8 million was paid through June 2020 and balance is expected to be paid out before the end of the year. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations.”

As was the case with Phase I, in order to de-risk the start-up of operations of Phase II, on June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User, an international commodities trading company. Pursuant to the Phase II End User Agreement, the Phase II End User has agreed to lease all eight oil storage tanks in Phase II and will become the end-user with respect to Phase II once Phase II becomes operational, which is expected to occur during the Fourth Quarter of 2020. In September 2019, with the approval of the Phase II End User, BPGIC entered into the Phase II Customer Agreement with BIA to restructure its relationship with the Phase II End User. Under the Phase II Customer Agreement, BPGIC leased the Phase II facilities to BIA, and in connection therewith, BIA assumed the rights and obligations of BPGIC under the Phase II End User Agreement.

For more information regarding the Phase II End User Agreement, see “Item 10.C Material Contracts — Phase II End User Agreement and Phase II Customer Agreement”.

For more information regarding Phase II, see the sections entitled “Item 4.B Information on the Company — Business Overview — Proposed Phase II” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt Sources of Liquidity”. In March 2019, BPGIC partnered with Sahara to develop and operate a modular refinery within the BPGIC Terminal with minimal capital expenditure by BPGIC. Under the terms of the parties agreement, Sahara would finance and arrange the development, construction and commissioning of a modular refinery capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel with initial production capacity of 24,000 b/d.

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development project to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement, a new agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd operated by BPGIC. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 4, 2020 and negotiations remain ongoing.

BPGIC is in the advanced stages of planning Phase III, a major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease Agreement to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. BPGIC believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3. s of the date of this Report, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the cost of a FEED study for storage capacity of up to 3.5 million m3 and a 180,000 bbl refinery.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company’s website is https://www.broogeholdings.com/.

B. Business Overview

In this section, references to “we,” “us,” “BPGIC” and “our” are intended to refer to Brooge Energy Limited and its subsidiaries, unless the context clearly indicates otherwise.

This section contains forward-looking statements about the business and operations of the Company and BPGIC. The actual results of the Company and BPGIC may differ materially from those currently anticipated as a result of many factors, including those described under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward Looking Statements”.

Overview

BPGIC is an oil storage and service provider strategically located in the Port of Fujairah in the emirate of Fujairah in the UAE. BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. BPGIC has a 60-year lease of land, consisting of an initial 30-year lease and a 30-year renewal lease, for its operations located in close proximity to the Port of Fujairah’s berth connection points. BPGIC is initially developing its terminal’s storage capacity in two phases, Phase I, which is already operational, and Phase II, which is under construction, and simultaneously considering and planning to operate the modular refinery being constructed by BIA. Phase I commenced operations in December 2017, Phase II is under construction, the terms of development of the BIA Refinery are currently being negotiated, and Phase III is in the FEED studies stage. BPGIC is led by an experienced management team with over 30 years of experience in the oil storage terminal industry.

The Port of Fujairah is the main bunkering location in the MENA region and the second largest bunkering hub in the world. The Port of Fujairah has witnessed increased growth in port traffic in recent years with oil and oil product volumes increasing at a compound annual growth rate of 15 percent over the eight-year period from 2010 (34 million MT) to 2017 (90 million MT). Located just outside the Strait of Hormuz, the Port of Fujairah allows ships transporting oil and oil products to bypass the Strait of Hormuz, one of world’s most vulnerable chokepoints given that 35 percent of the world’s seaborne oil and oil products passes through it each year. There is an increasing preference among companies to avoid sending their vessels through the Strait of Hormuz due to geopolitical risk, higher transportation costs due to increased insurance costs as well as congestion and queuing times at ports inside the Arabian Gulf. The Port of Fujairah’s geographic position outside the Strait of Hormuz allows vessels transporting oil and oil products to bypass the Strait of Hormuz and avoid incurring such additional costs and delays.

Phase I comprises 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure. The operations of Phase I are focused primarily on the storage, heating and blending of fuel oil and clean petroleum products, including aviation fuel, gas oil, gasoline, marine gas oil and naphtha. BPGIC designed Phase I to focus its operations on servicing such products after assessing the historical and expected demand for such services in the Port of Fujairah region and the evolution and availability of associated infrastructure. As described below, BPGIC designed Phase I with several key features that enable it to provide users with high accuracy blending services with low oil losses. In addition, due to the relatively long term of Phase I & II Land Lease, which has a total period of 60 years, when compared to similar land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I with materials, including pumps, valves and steel structures, that have longer expected life spans than comparable materials utilized by other oil storage terminals. As a result, BPGIC believes Phase I will benefit from annual maintenance costs over the period of the Phase I & II Land Lease that are lower than the average for comparable oil storage terminals. In addition, all 14 oil storage tanks in Phase I have been designed to permit conversions from storing one clean petroleum product to another at an average speed of 48 hours and from storing fuel oil to gas oil at an average speed of 14 days, which BPGIC believes compares favorably to BPGIC’s competitors in the UAE region, allowing BPGIC to swiftly adjust its services to meet changing market demands. BPGIC can perform up to 11 simultaneous operations in Phase I, including tank-to-tank transfers, recirculations, blending, heating, loading and discharging, permitting BPGIC to service multiple user orders during the same time period. Phase I has a fully segregated internal manifold, high oil transfer flow rates and an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times and permitting greater access to the BPGIC Terminal. As is common in the oil storage industry, BPGIC commenced operations of Phase I on a staggered basis to ensure a safe and efficient start-up of operations. From the time BPGIC began its operations in December 2017 to March 2018 (testing period), BPGIC limited the availability of its storage capacity to 40 percent, allowing its management team to test all systems and make any necessary adjustments. BPGIC increased the availability of its storage capacity to approximately 70 percent on March 1, 2018, and to 100 percent on April 1, 2018.

Since it began operations, BPGIC has won four awards and been shortlisted for several others. In 2019, BPGIC was named the winner of the “Outstanding Port/Terminal Design of the Year 2019” award by The Global Ports Forum, and of the “Excellence in Terminal Optimisation Award” by Tank Storage Magazine’s Global Tank Storage Awards. In March 2018, BPGIC was short-listed by Tank Storage magazine, despite its relatively short track record, for the “Most Efficient Storage Terminal” global award for best throughput rates and most effective operations. In March 2019, BPGIC was once again, short-listed by Tank Storage magazine for the “Most Efficient Storage Terminal” global award, as well as the “Safety Excellence in Bulk Liquid Storage” and “Biggest Commitment to Environmental Protection” global awards.

In order to de-risk the start-up of operations of Phase I, on December 12, 2017, BPGIC entered into the Phase I End User Agreement with the Initial Phase I End User. Pursuant to the Phase I End User Agreement, the Initial Phase I End User leased all 14 oil storage tanks in Phase I for an initial period of five years, which extends automatically for an additional five years unless terminated prior to the scheduled expiration date. In August 2019, with the approval of the Initial Phase I End User, BPGIC entered into the Phase I Customer Agreement with BIA to restructure its relationship with the Initial Phase I End User. Under the Phase I Customer Agreement, BPGIC leased the Phase I facilities to BIA, and in connection therewith, BIA assumed the rights and obligations of BPGIC under the Phase I End User Agreement. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. For more information regarding the Phase I End User Agreement and Phase I Customer Agreement, see “Item 10.C Material Contracts — Phase I End User Agreement, Phase I Customer Agreement and Super Major Agreement”.

As Phase I neared completion, BPGIC finalized plans for Phase II in the Third Quarter of 2017. On June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User. On September 3, 2018, BPGIC signed the Phase II EPC Agreement with Audex. Phase II work commenced in September 2018 and according to the schedule in the Phase II EPC Agreement, it is expected to be completed in 2020. The expected capital expenditure in respect of Phase II is $160.6 million (comprised of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $10.6 million). On September 3, 2018, BPGIC signed the Phase II Project Management Agreement with MUC to engage MUC to manage the construction plan of Phase II.

On October 15, 2018, BPGIC entered into the Phase II Financing Facility, which is a $95.3 million secured Shari’a compliant Istisna’ financing arrangement coordinated by FAB, to fund a portion of the capital expenditure in respect of Phase II.

In September 2019, with the approval of the Phase II End User, BPGIC entered into the Phase II Customer Agreement with BIA to restructure its relationship with the Phase II End User. Under the Phase II Customer Agreement, BPGIC leased the Phase II facilities to BIA, and in connection therewith, BIA assumed the rights and obligations of BPGIC under the Phase II End User Contract. Following this restructuring, BPGIC leases the Phase II facility to BIA, and BIA subleases the facility to the Phase II End User. BIA’s obligations to pay BPGIC for the storage and ancillary services provided at the Phase II facility are independent of the Phase II End User’s actual payments to BIA.

Phase II is expected to focus its operations primarily on the storage and blending of crude oil. Phase II involves the construction of eight additional oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3, which will increase BPGIC’s aggregate geometric oil storage capacity to approximately 1 million m3. In February 2017, BPGIC finalized and issued a front end engineering document, which sets out the qualifications, specifications, drawings and designs of Phase II, to Audex. On September 3, 2018, BPGIC signed Phase II EPC Agreement. As part of Phase II, BPGIC has followed a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities. Audex commenced construction of Phase II in September 2018 and plans to complete construction in 2020. Phase II is being constructed adjacent to Phase I. The expected capital expenditure in respect of Phase II is $160.6 million which is comprised of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $10.6 million. The expected capital expenditure of $160.6 million in respect of Phase II will be funded by:

●	drawings of $90.6 million under the Phase II Financing Facility; and

●	shareholders contributions, proceeds of the Business Combination, and internally generated cashflow in the aggregate amount of $70.0 million.

Of the $160.6 million expected capital expenditure in respect of Phase II, $39.20 million was paid by the end of fiscal year 2019. During 2020, $24.8 million was paid through June 2020 and balance is expected to be paid out before the end of the year. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations.”

As was the case with Phase I, in order to de-risk the start-up of operations of Phase II, on June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User, an international commodities trading company. Pursuant to the Phase II End User Agreement, the Phase II End User has agreed to lease all eight oil storage tanks in Phase II and will become the end-user with respect to Phase II once Phase II becomes operational, which is expected to occur during the Fourth Quarter of 2020. In September 2019, with the approval of the Phase II End User, BPGIC entered into the Phase II Customer Agreement with BIA to restructure its relationship with the Phase II End User. Under the Phase II Customer Agreement, BPGIC leased the Phase II facilities to BIA, and in connection therewith, BIA assumed the rights and obligations of BPGIC under the Phase II End User Agreement.

In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. Pursuant to the Super Major Agreement, BPGIC leased this capacity to the Super Major for a 6 month period subject to renewal for an additional 6 month period with the mutual agreement of the parties. For more information regarding the Super Major Agreement, see “Item 10.C Material Contracts — Phase I End User Agreement, Phase I Customer Agreement and Super Major Agreement”.

In March 2019, BPGIC partnered with Sahara to develop and operate a modular refinery within the BPGIC Terminal with minimal capital expenditure by BPGIC. Under the terms of the parties agreement, Sahara would finance and arrange the development, construction and commissioning of a modular refinery capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel with initial production capacity of 25,000 b/d.

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development project to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement, a new agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd operated by BPGIC on land leased by BPGIC. The parties further agreed to negotiate, within 30 days, a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to BIA to locate, BIA will construct, and BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 2020and negotiations remain ongoing.

BPGIC is in advanced stages of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease Agreement to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. BPGIC believes that the Phase III Land can house additional storage capacity and refinery of up to 3,500,000 m3. The Phase III Land is the subject of ongoing FEED studies, which, in parallel with prospective end-user discussions, will enable BPGIC to determine the optimal layout and product mix. Currently, BPGIC plans to use the Phase III Land to further increase its crude oil storage and refinery services capacity. See “Item 3.D Risk Factors — Risks relating to BPGIC — The scarcity of available land in the Fujairah oil zone region could subject BPGIC to competition for additional land, unfavorable lease terms for that land and limit BPGIC’s ability to expand its facilities in Fujairah beyond Phase III.”

For the year ended December 31, 2019, the Company generated revenue from operations of $44.0 million, a loss and total comprehensive loss of $76.5 million and an Adjusted EBITDA of $37.1 million. As at December 31, 2019, the Company had total assets of $307.3 million. For more information regarding BPGIC’s financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects”.

Competitive Strengths

Strategic location of the BPGIC Terminal.

The BPGIC Terminal is strategically located in the Port of Fujairah, which is the main bunkering location in the MENA region and the second largest bunkering hub in the world. The Port of Fujairah has witnessed increased growth in port traffic in recent years with oil and oil product volumes increasing at a compound annual growth rate of 15 percent over the eight-year period from 2010 (34 million MT) to 2017 (90 million MT). Located just outside the Port of Fujairah, the Strait of Hormuz is one of world’s most vulnerable chokepoints for the transportation of oil and oil products as approximately 35 percent of the world’s yearly average seaborne oil and oil products passes through it each year. There is an increasing preference among companies to avoid sending their vessels through the Strait of Hormuz due to the continued geopolitical uncertainty from Iran and the higher transportation costs due to increased insurance costs as well as congestion and queuing times at ports inside the Arabian Gulf. The Port of Fujairah’s geographic position outside the Strait of Hormuz allows vessels transporting oil and oil products to bypass the Strait of Hormuz and avoid incurring such additional costs and delays.

In addition, the BPGIC Terminal is strategically positioned in a prime location within the Port of Fujairah. BPGIC benefits from the BPGIC Terminal’s close proximately to berths 8 and 9 due to the shorter travel distances required for oil product transfers, which in effect lowers contamination risks and leads to faster vessel turnaround times.

Best-in-class facility with low costs.

BPGIC operates the BPGIC Terminal under a 60-year lease, which has allowed BPGIC to design and build a terminal for long term use by using materials that have longer expected life spans than comparable materials utilized by other oil storage terminals in the MENA region, which the Company believes enabled it to build a best-in-class facility. As of the date of this Report, the BPGIC Terminal has been inspected by five of the top six global oil majors, all of the top five global oil traders, the top three regional oil traders and three of the five local and regional state oil companies. As is common in the oil storage industry, BPGIC did not receive any notifications from such companies as to whether the BPGIC Terminal was approved for use by such companies; however, in each case, BPGIC believes the BPGIC Terminal was approved.

Phase I was constructed by Audex, an EPC contractor that has a strong track record in building terminals and over 20 years of experience in the industry. All 14 oil storage tanks in Phase I have been designed to permit conversions from storing one clean petroleum product to another at an average speed of 48 hours and from storing fuel oil to gas oil at an average speed of 14 days, which BPGIC believes compares favorably to BPGIC’s competitors in the UAE region, allowing BPGIC to adjust its services to meet changing market demands. BPGIC can perform up to 11 simultaneous operations in Phase I, including tank-to-tank transfers, recirculations, blending, heating, loading and discharging, permitting BPGIC to service multiple user orders during the same time period. Phase I has a fully segregated internal manifold, high oil transfer flow rates and an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times while permitting greater access to the BPGIC Terminal. A fine stripping system has been installed, to minimize energy costs, lowering loss ratios and a higher degree of stripping.

In addition, maintenance costs for the BPGIC Terminal are relatively low. Furthermore, as the BPGIC Terminal is located in a free-zone, BPGIC is currently not required to pay any taxes and both the Phase I Customer Agreement and the Phase II Customer Agreement specify that any port fees charged by the Port of Fujairah in connection with BIA’s activities, or those of BIA’s sublessees, are to be paid by BIA. Similarly, the Super Major Agreement specifies that any port fees charged by the Port of Fujairah related to the Super Major’s activities are to be paid by the Super Major.

As discussed below in the sections entitled “Item 4.B Business Overview — Strategy — Expand the scale of existing operations by completing Phase II and operating the BIA Refinery”, “Item 4.B Business Overview — The BPGIC Terminal — Proposed BIA Refinery”, and “Item 4.B Business Overview — The BPGIC Terminal — Proposed Phase II”, BPGIC is currently partnering with BIA in connection with the development of the modular BIA Refinery, and undertaking Phase II construction, which will expand the terminal’s oil storage capacity and enable it to provide services for crude oil. As was the case for Phase I, high-grade, long-life materials will be utilized in the construction and development of these facilities. Phase II will also benefit from the fine stripping system utilized in Phase I. Furthermore, the Phase II Customer Agreement specifies that any port fees charged by the Port of Fujairah in connection with BIA’s activities are to be paid by BIA.

Stable and predictable revenue stream for storage services.

BPGIC generates stable and predictable cash flows for its storage services by providing fee-based, take-or-pay storage services to BIA, under a long-term agreement. BPGIC’s storage business is not subject to seasonal fluctuations.

BPGIC entered into the Phase I End User Agreement on December 12, 2017, pursuant to which the Initial Phase I End User paid a monthly fixed storage fee to lease all of Phase I’s storage capacity (irrespective of whether the Initial Phase I End User used any storage capacity). The Phase I End User Agreement is for an initial period of five years, with a remaining period of approximately three and a half years, and is renewable for an additional five year period. For the year ended December 31, 2017, BPGIC generated 100 percent of its total revenue from monthly fees for storage services For the year ended December 31, 2018, BPGIC generated 57.9 percent of its total revenue from monthly fees for storage services. For the year ended December 31, 2019, BPGIC generated 54.3 percent of its total revenue from monthly fees for storage services.

In August 2019, BPGIC entered into the Phase I Customer Agreement to restructure its relationship with the Initial Phase I End User. Pursuant to the Phase I Customer Agreement, BPGIC leased the Phase I facility to BIA on identical price terms and otherwise on substantially the same terms as those of the Phase I End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase I End User Agreement. Like the Initial Phase I End User, BIA is required to pay a monthly fixed storage fee to lease Phase I’s storage capacity. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Although BIA subleases the Phase I facility to the Initial Phase I End User pursuant to the novated Phase I End User Agreement, BIA’s obligation to pay the monthly fixed storage fee to BPGIC is independent of BIA’s obligation to pay, and actual payment to, BIA. The Phase I Customer Agreement is for an initial period of four years with a renewal period of five years. The level of the fixed storage fee for Phase I is more than sufficient to cover all of BPGIC’s Phase I operating costs (other than the variable costs associated with ancillary services), including operating costs, wages, depreciation and interest costs. See “Item 10.C Material Contracts— Phase I End User Agreement and Phase I Customer Agreement and Super Major Agreement— Storage Fee”.

In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. Pursuant to the Super Major Agreement, BPGIC leased this capacity to the Super Major. The Super Major is required to pay a monthly fixed storage fee to lease its storage capacity at Phase I. The Super Major paid the storage fee for the initial six month term of the Super Major Agreement up front. The Super Major Agreement is renewable for an additional six months with the mutual agreement of the parties. See “Item 10.C Material Contracts — Phase I End User Agreement, Phase I Customer Agreement and Super Major Agreement — Storage Fee”.

The Phase I Customer Agreement also provides that every two years, BPGIC may elect to review and seek to amend the storage fee. The Phase I Customer Agreement provides that the outcome of this review can result only in either an increase in rates or no change.

BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that upon the commencement of the BIA Refinery’s operations, which is currently projected to occur during the Third Quarter of 2021, BIA will pay a monthly fixed fee for storage leased in connection with the BIA Refinery. BPGIC entered into the Phase II End User Agreement on June 27, 2018, pursuant to which the Phase II End User is required to pay a monthly fixed storage fee to lease all of Phase II’s storage capacity (regardless of whether the Phase II End User uses any storage capacity) once the facility is operational. The Phase II End User Agreement is for an initial period of five years from January 1, 2020 (subject to adjustment if the facility is not operational on that date), and is renewable for an additional five year period.

In September 2019, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC agreed to lease the Phase II facility to BIA, once operational, on identical price terms and otherwise on substantially the same terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. Like the Phase II End User, BIA is required to pay a monthly fixed storage fee to lease all of Phase II’s storage capacity. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Although BIA subleases the Phase II facility to the Phase II End User pursuant to the Phase II End User Agreement, BIA’s obligation to pay the monthly fixed storage fee to BPGIC is independent of the Phase II End User’s obligation to pay, and actual payment to, BIA. The Phase II Customer Agreement is for an initial period of five years with a renewal period of five years.

Suite of ancillary services, which provide additional revenue streams.

Under the Phase I End User Agreement, BPGIC was able to increase its revenue beyond the monthly fixed storage fee by providing the Initial Phase I End User with ancillary services. These ancillary services included throughput, blending, heating and inter-tank transfers and earned BPGIC additional revenue in accordance with the type and quantity of ancillary services the Initial Phase I End User requested.

The Initial Phase I End User primarily acts as an intermediary in the oil products and services supply chain by obtaining purchase or service orders for certain oil products (including fuel oil and refined petroleum products) from oil companies and then working with service providers such as BPGIC to fulfil such orders. The year ended December 31, 2017, ancillary services did not generate any contribution towards revenue. For the year ended December 31, 2018, BPGIC generated 42.1 percent of its total revenue from monthly fees for ancillary services. For the year ended December 31, 2019, BPGIC generated 45.7 percent of its total revenue from monthly fees for ancillary services. BPGIC expects its revenues from ancillary services to be a significant driver of value for BPGIC going forward. See “Item 10.C Material Contracts — Phase I End User Agreement, Phase I Customer Agreement and Super Major Agreement — Ancillary Services”.

Similarly, under the Phase I Customer Agreement and the Super Major Agreement, BPGIC is able to supplement its revenue by providing BIA or its sublessees, and the Super Major, ancillary services including throughput, blending, heating and inter-tank transfers. To provide these ancillary services, BPGIC charges a fee, that varies by service, equal to a contractual rate per m3 per month. As a result, BPGIC earns additional revenue in accordance with the type and quantity of ancillary services BIA or its sublessees, and the Super Major, use. BPGIC’s ability to provide ancillary services is enhanced due to the design of Phase I, which was designed, among other things, to provide high accuracy blending services with low oil losses, high oil transfer flow rates and the ability to perform up to 11 simultaneous operations, which contributes to Phase I’s attractiveness as a one-stop location for extensive product customization. Because all of BPGIC’s costs are covered by the storage fee, revenues from ancillary services (less any associated variable costs) are a significant driver of profitability for BPGIC. BPGIC’s monthly revenue for ancillary services will depend on the extent to which BIA’s sublessees and the Super Major, utilize the ancillary services. Although BPGIC’s ancillary services revenue is partially dependent on the Phase I sublessees, BIA’s obligation to pay for the ancillary services used by it or the Initial Phase I End User (or other sublessee) is independent of the sublessees’ obligation to pay, and actual payment to, BIA.

The Phase I Customer Agreement also provides that every two years, BPGIC may elect to review and seek to amend the ancillary services fees. The Phase I Customer Agreement provides that the outcome of this review can result only in either an increase in rates or no change.

Although BPGIC and BIA are still negotiating the Refinery Operations Agreement, BPGIC expects that BIA will pay ancillary service fees in connection with any ancillary services that it uses. Although such use may be greater or lesser than, and the fees generated by such use may be greater or lesser than, the fees currently received from BIA based on the usage of its end users, we BIA Refinery will provide an operating financial benefit to BPGIC.

The ancillary service terms of the Phase II Customer Agreement are similar to the ancillary service terms of the Phase I Customer Agreement. Upon the commencement of Phase II’s operations, which is expected to occur during the second half of 2020, BPGIC expects that the ancillary service operations of Phase II will be substantially similar to the ancillary service operations of Phase I.

Experienced senior management team.

BPGIC is led by the members of senior management, who have over 30 years of experience collectively in the oil storage terminal, infrastructure sectors and related markets. As a result, members of senior management will be able to leverage their significant experience while implementing and executing BPGIC’s business plan and to achieve certain growth milestones. Members of senior management also have experience with overseeing the construction of oil storage terminals as a result of the Phase I construction process, which is expected to facilitate their management and execution of the Phase II and Phase III construction process and other future projects.

Industry and Market Data

The Company and BPGIC rely on and refer to industry data, information and statistics regarding the markets in which it competes from research as well as from publicly available information and industry and general publications. The Company and BPGIC have supplemented this information where necessary with their own internal estimates and information obtained from discussions with BPGIC customers, taking into account publicly available information about other industry participants and management’s best view as to information that is not publicly available. The Company has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3.D Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Strategy

BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. In this pursuit, the key components of BPGIC’s business strategy are as follows:

Expand the scale of existing operations by completing Phase II and operating the BIA Refinery.

BPGIC plans to leverage its experience from building and operating Phase I while building and ramping up operations for Phase II. Phase II involves the construction of eight additional oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3, which will increase BPGIC’s aggregate geometric oil storage capacity to approximately 1.0 million m3. This would lead to the BPGIC Terminal becoming one of the largest oil storage terminals by storage capacity in the Port of Fujairah. On September 3, 2018, BPGIC signed the Phase II EPC Agreement with Audex. Phase II work commenced in September 2018 and according to the schedule in the Phase II EPC Agreement, it is expected to be completed in 2020. The expected capital expenditure in respect of Phase II is $160.6 million (comprised of construction costs of $150.0 million and capitalized interest and land lease and consultancy charges of $10.6 million). The expected capital expenditure in respect of Phase II will be partially funded by drawings of $90.6 million under the Phase II Financing Facility. For details of the remaining expected capital expenditure, see “Item 4.B Business Overview— Overview”.

BPGIC expects Phase II operations to commence during the second half of 2020. BPGIC plans to focus Phase II’s operations primarily on the storage and blending of crude oil and thereby capitalize on the demand for crude oil storage. On June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User, an international commodities trading company. Pursuant to the Phase II End User Agreement, the Phase II End User agreed to lease all eight oil storage tanks in Phase II once Phase II becomes operational. In September 2019, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC agreed to lease the Phase II facility, once operational, to BIA on identical price terms and otherwise substantially similar terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. BPGIC expects to generate additional revenues and expenses in connection with Phase II’s operations. Similar to the commencement of operations for Phase I, BPGIC may initially commence operations of Phase II in accordance with certain required safety measures and ramp up utilization of its storage capacity and ancillary services over time to mitigate any potential operational risks. This would impact the amount of storage and ancillary service fees BPGIC would earn during the first quarter of operations under the Phase II Customer Agreement. For more information regarding the terms of the Phase II Customer Agreement, see “Item 10.C Material Contracts — Phase II End User Agreement and Phase II Customer Agreement”.

BPGIC is in discussion with BIA to finance, develop, construct and commission the BIA Refinery at minimal capital cost to BPGIC. The Refinery Operations Agreement is still under negotiation, but BPGIC expects that the BIA Refinery will have an initial production capacity of 25,000 b/d and be capable of producing IMO 2020 compliant 0.5% sulphur content shipping fuel. Upon completion, the BIA Refinery is expected to be one of first refineries in the MENA region producing IMO 2020 compliant 0.5% sulphur content shipping fuel. BPGIC currently expects the BIA Refinery to be developed, constructed and installed by the Second Quarter of 2021 and for operations to commence during the Third Quarter of 2021. For more information regarding the Refinery Agreement, see “Item 10.C Material Contracts — Refinery Agreement”.

Growth Through Expansion of BPGIC’s Facilities and Geography

BPGIC intends to leverage senior management’s long-standing industry expertise in the oil and gas and storage sector, initially within the Gulf region and, ultimately more broadly geographically, to ensure BPGIC continues to enhance its competitiveness, expand its solution offerings to customers and increase shareholder value. As a result, BPGIC is continuously looking at numerous expansion opportunities beyond Phase III. Our ordinary course of business includes discussions with various potential parties, regarding different types of business opportunities, and in a variety of different geographic markets. None of these ongoing various discussions have yet reached the stage of definitive agreements and there can be no assurance that they ever will.

The business opportunities available vary widely from traditional customer contracts with global industry participants to various partnerships, ranging from operating or acquiring existing facilities to building new facilities. Some potential partnership opportunities have included partial or full financing commitments from the prospective partner for the existing or new facilities, while some opportunities are traditional acquisitions by the Company of existing facilities. The Company carefully evaluates all growth opportunities to ensure its business remains focused on its high-end market positioning and value creation for existing shareholders.

For instance, within the Fujairah market, BPGIC is now in the FEED stage for the further major expansion near its existing facilities, which it refers to as Phase III. In February 2020, BPGIC executed the Phase III Land Lease Agreement, a lease agreement to secure a new plot of land of approximately 450,000 m2, near its existing facilities. BPGIC currently intends to use such land to further increase its capacity for crude oil storage and services by an additional capacity. We expect that Phase III alone could be three-and-a-half (3.5) times the size of the Company’s projected operations post-Phase II. Concurrently, BPGIC is in discussions with top global oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility. As of the date of this Report, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the cost of a FEED study for storage capacity of up to 3.5 million m3 and a 180,000 bbl refinery. For more information regarding Phase III, see the section entitled “Item 4.A History and Development of the Company— Proposed Phase III.”

In addition to this specific land for Phase III, BPGIC will continue to pursue additional projects within the Fujairah market, either through partnerships with parties who have land leases or through efforts to secure additional land itself in Fujairah.

Preliminary discussions with existing and potential customers regarding geographic expansion opportunities outside of BPGIC’s current market by acquiring certain of their existing facilities as part of long-term service contracts are ongoing. For instance, BPGIC has entered into preliminary agreements with a global commodity trading firm to evaluate acquisitions of that firm’s interests in oil storage terminals in Africa and Europe. We believe both terminals are well located and provide strategic opportunities for our expansion into those markets, including available land to expand with new state-of-the-art facilities such as we have in Fujairah. We are in the preliminary due diligence phase with respect to these opportunities, and there is no assurance we will decide to pursue them.

For related risks, see “Item 3.D Risk Factors — Risks relating to BPGIC — Beyond Phase II, expansion of BPGIC’s business may require substantial capital investment, and it may not have sufficient capital to make future capital expenditures and other investments as it deems necessary or desirable”.

Continue to build relationships with potential customers.

BPGIC is focused on diversifying its potential customer base over the medium to long-term. Due to Phase I’s strong performance track record to date, and BPGIC’s reputation and business development efforts, including through inspections from potential users, BPGIC believes that it has developed strong relationships with several oil traders that could potentially utilize the services of Phase I and II. The familiarity potential users have gained through their inspections and that oil traders have developed through their experience with BPGIC’s Phase I facility represent a valuable marketing opportunity for BPGIC: given the nature of the industry, positive word-of-mouth feedback by these groups can help to establish BPGIC’s industry reputation and thereby help drive potential customer business in the future. Moreover, by continuing to build upon BPGIC’s performance track record during Phase II (after it commences operations) and business developments efforts, BPGIC would be able to expand its base of potential customers for future contracts for oil storage or ancillary services. Similarly, the BIA Refinery, once operational, will expand the scope of services that BPGIC can offer, diversifying the types of industry participants that it can service.

Phase I

Phase I went into operation in December 2017 and between 2014 and 2017, BPGIC incurred a total cost of $170 million in connection with its construction. BPGIC began development of the BPGIC Terminal after several years of planning and discussions with industry participants. BPGIC’s aim in developing the BPGIC Terminal was to create a new standard for oil storage tank terminals by designing a terminal that would reduce user oil losses and achieve better blending results than existing oil storage tank terminals. As described below, BPGIC designed Phase I with several key features that enable it to provide users with high-accuracy blending services with low oil losses. In addition, due to the relatively long term of the Phase I & II Land Lease, when compared to comparable land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I with materials that have longer expected life spans than comparable materials utilized by other oil storage terminals in the area. As a result, BPGIC believes Phase I will benefit from annual maintenance costs over the period of the Phase I & II Land Lease that are lower than average for comparable oil storage terminals.

The key features of Phase I include:

●	all 14 oil storage tanks are inter-connected via the internal manifold that connects the 14 oil storage tanks of Phase I (the “Phase I Internal Manifold”);

●	the pumping and stripping systems of the Phase I Internal Manifold are equipped with a fine stripping system, minimizing energy costs, lowering loss ratios and permitting a high degree of stripping to be achieved;

●	the ability to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	lower loss ratios and contamination risks;

●	recirculation of oil products to assist with the blending process;

●	the ability to simultaneously perform several Phase I operations, permitting BPGIC to service multiple user orders during the same time period; and

●	all 14 oil storage tanks have been designed to permit conversions from storing one clean petroleum product to another and from storing fuel oil to gas oil at a speed which is favorable compared to that of competitors in the UAE region, allowing BPGIC to adjust its services to meet changing market demands.

Tanks

Phase I has 14 oil storage tanks, which are capable of storing gas oil, marine gas oil, fuel oil, naphtha, aviation fuel, gasoline, pygas, reformate, cutter stock and methyl tert-butyl ether. Each of the oil storage tanks has been designed to allow fast and efficient cleaning, which permits efficient conversions from storing one product to another. The 14 oil storage tanks are also equipped with the following features:

●	accurate product level measurements: a real-time electronic measuring system that monitors product levels in each oil storage tank;

●	an efficient, high-quality blending system which improves the quality and speed of blends;

●	effective drainage systems leading to lower product contamination risks and allowing for a faster product change process;

●	automated fire-fighting systems: an automated fire system that activates automatically in the event of a fire;

●	a well-designed pipeline connection: a pipeline connection to the Phase I Internal Manifold that allows any oil storage tank to be connected to the stripping systems and to any other oil storage tank or berth in the Port of Fujairah connected to Matrix Manifold 1 or Matrix Manifold 2; and

●	heating services: eight of the oil storage tanks have heating coils installed. Currently, only four of the oil storage tanks are connected to the heating system.

The following table displays the key attributes of the 14 oil storage tanks of Phase I:

Tank No.	Capable of Servicing(1)	Diameter (m) x Height (m)	Blending Capability	Roof Type(2)	Tank Heating Capability	Geometric Capacity (m3)	Max Capacity (m3)
101	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
102	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
103	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
104	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
105	Gasoline/ AF/ GO/ MGO/ Naphtha/ Pygas/ Reformate	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
106	Gasoline/ AF/ GO/ MGO/ Naphtha/ Pygas/ Reformate	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
107	Gasoline/ AF/ GO/ MGO/ Naphtha/ Pygas/ Reformate	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
108	Gasoline/ AF/ GO/ MGO/ Naphtha/ Pygas/ Reformate	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
109	Gasoline/ AF/ GO/ MGO/ Naphtha/ Pygas/ Reformate	36 x 30	Yes	AGDR with IFR	No	30,536	29,031
110	Gasoline/ AF/ GO/ MGO/ Naphtha/ Pygas/ Reformate	36 x 30	Yes	AGDR with IFR	No	30,536	29,031
111	Gasoline/ AF/ GO/ Naphtha/ Pygas/ Reformate/ CS	23 x 30	Yes	AGDR	No	12,464	11,850
112	Gasoline/ AF/ GO/ Naphtha/ Pygas/ Reformate/ CS	23 x 30	Yes	AGDR	No	12,464	11,850
113	MTBE/ Gasoline/ AF/ GO/ Naphtha/ Pygas/ Reformate	23 x 30	Yes	AGDR with IFR	No	12,464	11,850
114	MTBE / Gasoline/ AF/ GO/ Naphtha/ Pygas/ Reformate	23 x 30	Yes	AGDR with IFR	No	12,464	11,850
Total Storage Capacity (m3)						399,324	382,400

____________
(1)	All the oil storage tanks are convertible and can be cleaned and converted to service other oil products; “GO” means Gas Oil; “FO” means Fuel Oil; “AF” means Aviation Fuel; “MGO” means Marine Gas Oil; “CS” means Cutter Stock; “MTBE” means Methyl Tertiary-Butyl Ether.
(2)	“AGDR” means Aluminium Geodesic Dome Roof; “AGDR with IFR” means Aluminium Geodesic Dome Roof with Internal Floating Roof.

BPGIC transports oil products from the BPGIC Terminal to the Port of Fujairah’s berths through the use of pumps and four piggable jetty pipelines. The pumps facilitate on-loading operations from the Phase I Internal Manifold by pumping oil products through one or more of the four piggable jetty pipelines to Matrix Manifold 2, and then through the Port of Fujairah’s pipelines, to ships located at berths 8 and 9 or to ships located at berths 2-7 via Matrix Manifold 1. BPGIC has seven pumps that it can use to on-load oil products to Matrix Manifold 2. Four of the pumps are capable of transporting gas oil/gasoline at an individual flow rate of 1,250 m3/hr and at a combined flow rate of 5,000 m3/hr. Three of the pumps are capable of transporting fuel oil at an individual flow rate of 1,500 m3/hr and at a combined flow rate of 4,500 m3/hr. BPGIC also utilizes these pumps to facilitate inter-tank transfers, blending and other transfers throughout the BPGIC Terminal.

The users utilize their ship pumps to transport oil products from the relevant berths in the Port of Fujairah via Matrix Manifold 2 to the Phase I Internal Manifold, and following the construction and commencement of operations of Phase II, to the proposed internal manifold that will connect the 8 oil storage tanks of Phase II (the “Phase II Internal Manifold”).

The Phase I Internal Manifold is equipped with a general stripping system that removes any excess oil products left in the pipelines following any oil product transfers and adds it back to appropriate batches, and a fine stripping system that removes any excess oil products left in the general stripping system and adds it back to appropriate batches. The two levels of stripping permit a high degree of stripping to be achieved. All oil products transferred from any oil storage tank to the stripping systems flows downhill, minimizing energy costs. The Phase I Internal Manifold is also equipped with cranes to perform required maintenance activities and prepare pipelines for oil transfers.

As part of Phase II, BPGIC is currently constructing the Phase II Internal Manifold, an additional internal manifold system to enable crude oil operations. The Phase II Internal Manifold is being constructed adjacent to the Phase I Internal Manifold on the remaining land available under the Phase I & II Land Lease.

Direct Connection to Matrix Manifold 2

The Phase I Internal Manifold is directly connected to the Port of Fujairah’s Matrix Manifold 2, which is approximately 500 meters away. The Matrix Manifold 2 is directly connected to berths 8 and 9, which are in close proximity to the BPGIC Terminal. The terminal benefits from its close proximately to berths 8 and 9 due to the shorter travel distances required for oil product transfers, which in effect lowers contamination risks and leads to faster vessel turnaround times. Berths 8 and 9 can accommodate vessels with a maximum overall length of 330 meters and a minimum overall length of 75 meters. As part of Phase II, BPGIC plans to directly connect the Phase II Internal Manifold to the Port of Fujairah’s Matrix Manifold 2.

The Matrix Manifold 2 is also connected to the Port of Fujairah’s Matrix Manifold 1, which is in turn connected to berths 1-7 of the Port of Fujairah, providing users with broad access to the BPGIC Terminal.

Generators

Four electricity generators were installed as part of the construction of Phase I. The generators, developed by Cummins Generator Technologies, are diesel-powered and can produce up to 6,000 kWh of power, which BPGIC believes will be sufficient to provide for the needs of Phase I, Phase II and the BIA Refinery. As BPGIC’s diesel fuel needs currently vary each month based on the Phase I sublessees’ and the Super Major’s activity levels, BPGIC entered into an arrangement with a local diesel fuel provider, pursuant to which it can order diesel fuel on a monthly or as-needed basis. At the beginning of each month, the local diesel fuel provider will send BPGIC a quote for the price of diesel fuel, and subject to any potential price negotiation, BPGIC will place orders based on its projected needs for the applicable month.

Blending

BPGIC believes that Phase I benefits from state-of-the-art blending capabilities, allowing high levels of accuracy in meeting customer blending specifications. BPGIC’s blending services are designed to accommodate a variety of mixing specifications and to prevent any evaporation or leakage. The stripping systems and oil storage tanks are designed to prevent losses, contamination and residue accumulation, enabling BPGIC to produce blends that precisely meet customer specifications and the volume/mass requested.

All Phase I oil storage tanks are connected via the Phase I Internal Manifold and have blending capabilities, which permits BPGIC to utilize any available oil storage tank for blending purposes, leads to higher tank availability for processing user orders and allows BPGIC to perform mixtures within short timeframes.

Each of the oil storage tanks is equipped with some of the latest technology blending equipment and a real-time electronic measuring system that monitors product levels, resulting in faster blending times and more consistent blends. In connection with a standard blending request, BPGIC takes the specified quantity of oil products to be blended and adds them into a single oil storage tank. A part of the mixture is then withdrawn from and added back to the oil storage tank at high velocity. This typically causes the surrounding liquid to create a circulation path within the oil storage tank, which mixes the oil products and continues until the specified blend requirements are achieved. Generally, the purpose of blending fuel oil is to modify its viscosity or thickness to meet customer specifications and the purpose of blending gasoline is to modify its octane number to meet customer specifications.

Heating

As part of Phase I, BPGIC constructed a heating system, comprised of a boiler and direct pipeline connections to certain oil storage tanks that have heating coils installed. Generally, in connection with a heating request, BPGIC heats special purpose heating oil in the boiler and then circulates the heating oil via a pipeline connection to the heating coils located at the bottom of an applicable oil storage tank. The heating oil is then recirculated between the boiler and through the heating coils of the applicable oil storage tank until the oil product in the oil storage tank reaches the specified temperature.

Currently, eight of the Phase I oil storage tanks have heating coils installed, but due to current business needs, only four are connected to the heating system. As the heating needs of Phase I increase, BPGIC plans to connect additional oil storage tanks to the heating system. Each new connection will require BPGIC to establish a new pipeline connection between the boiler and the applicable oil storage tank. BPGIC also plans to construct four additional oil storage tanks with heating capacity in connection with Phase II. BPGIC believes that the current heating system will be sufficient to meet the heating needs of the eight oil storage tanks in Phase I that have, and the four oil storage tanks in Phase II that will have, heating capacity.

Customer Ordering Process

BPGIC is committed to providing excellent customer service. BPGIC has allocated a customer service officer (a “CSO”) to BIA with respect to Phase I and tested an online ordering system which will be rolled out within Q3 2020, which enables BIA and the Super Major to place storage, heating and blending orders and track order statuses in real-time. As an alternative, BIA can also place service orders by calling its CSO. When placing orders, BIA and the Super Major must provide the relevant order details, including the requested services, oil product specifications and desired timing. Following the submission of a service order, the CSO responsible for reviewing the service order will correspond with BIA or the Super Major, as applicable, provide a cost estimate for the proposed services, coordinate logistics for discharging operations, including berth reservations through the Port of Fujairah’s reservation system and payment of Port fees on BIA’s or the Super Major’s behalf, as applicable, and liaise with operational staff to facilitate and process the service order. Upon the completion of the requested services, the CSO will notify BIA or the Super Major, as applicable, of the completion status, coordinate with surveyors to provide any required samples, organize logistics for on-loading operations and send an itemized invoice to BIA or the Super Major, as applicable, for the services provided. In the future, if and when BPGIC engages with any additional users, BPGIC intends to designate a CSO to each additional user but may also expand the scope of the current CSO’s responsibilities to cover any such additional user.

BIA Refinery

BPGIC is in discussion with BIA to develop and operate the BIA Refinery at minimal cost to BPGIC. BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that BIA will finance and arrange the development, construction and commissioning of a modular refinery on a parcel of BPGIC’s land. BPGIC anticipates that BIA will engage an EPC Contractor to design and procure construction and commission of the BIA Refinery. The parties have extended their deadline to negotiate the Refinery Operations Agreement to August 4, 2020. BPGIC currently projects that the BIA Refinery will be completed by the Second Quarter of 2021, and will commence operations in the Third Quarter of 2021. The BIA Refinery is expected to be amongst the first refineries in the MENA region capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel. The facility is initially expected to have an initial production capacity of 25,000 b/d.

Capital Expenditure

The expected capital expenditure by BPGIC in connection with the BIA Refinery is minimal.

Key Features and Components

The key proposed features of the BIA Refinery:

●	will be capable of producing IMO 2020 compliant 0.5% sulphur shipping fuel; and

●	modular design will permit future expansion.

Proposed Phase II

Scope

Phase II is currently being constructed adjacent to Phase I on the remaining land available under the Phase I & II Land Lease. BPGIC had a soil investigation report completed for the land, which determined that the land was adequate for the purposes of construction and the operation of the facilities. Phase II involves the construction of (i) four crude oil storage tanks with a projected geometric storage capacity of 0.431 million m3; (ii) four crude/fuel oil storage tanks with a projected geometric storage capacity of 0.171 million m3; (iii) the Phase II Internal Manifold to service only crude oil; and (iv) the associated infrastructure and facilities, including two new crude oil pipelines and four new pumps to carry crude oil between the Phase II Internal Manifold and Matrix Manifold 2. Portions of the infrastructure to support the two new crude oil pipelines and the Phase II Internal Manifold were developed during Phase I. Each of the four crude/fuel oil storage tanks is expected to be capable of storing crude and fuel oils; however, BPGIC, BIA and the Phase II End User currently intend to use this storage capacity primarily to store and blend crude oil. BPGIC considered Phase II when developing its plan for Phase I, and constructed infrastructure to accommodate the needs of Phase II and will not need to substantially reconfigure its facilities or install additional generators in order to construct and operate the proposed facilities.

Capital Expenditure

The expected capital expenditure in respect of Phase II is $160.6 million which is comprised of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $10.6 million. The expected capital expenditure of $160.6 million in respect of Phase II will be funded by:

●	drawings of $90.6 million under the Phase II Financing Facility; and

●	shareholders contributions, proceeds of the Business Combination, and internally generated cashflow in the aggregate amount of $70.0 million.

Of the $160.6 million expected capital expenditure in respect of Phase II, $39.20 million was paid by the end of fiscal year 2019. During 2020, $24.8 million was paid through June 2020 and balance is expected to be paid out before the end of the year. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations.”

Key Features and Components

The key proposed features of Phase II include:

●	all eight oil storage tanks will be inter-connected via the Phase II Internal Manifold;

●	the pumping and stripping systems of the Phase II Internal Manifold will be equipped with fine stripping systems to minimize energy costs, lower loss ratios and remote changes on product contaminations;

●	the cranes of the Phase II Internal Manifold will allow BPGIC to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	each of the two piggable crude oil jetty pipelines will be directly connected between the Phase II Internal Manifold and Matrix Manifold 2, lowering loss ratios and contamination risks;

●	BPGIC will be able to perform up to six simultaneous operations in Phase II, including tank-to-tank transfers, recirculations, blending, heating, loading and discharging, which would permit BPGIC to service multiple user orders during the same time period; and

●	four of the oil storage tanks will be constructed to permit conversion between crude oil and fuel oil products, allowing BPGIC to adjust its services to meet changing market demands.

Proposed Tanks

As part of Phase II, BPGIC is currently constructing eight oil storage tanks. The proposed oil storage tanks are expected to be equipped with the following features:

●	accurate product level measurements: a real-time electronic measuring system that will monitor product levels in each oil storage tank;

●	effective drainage systems leading to lower product contamination risks and higher cleanliness levels;

●	automated fire-fighting systems that will activate automatically in the event of a fire;

●	an efficient, high quality blending system for faster crude oil blending times and more consistent blends; and

●	a well-designed pipeline connection: a pipeline connection to the Phase II Internal Manifold and a fine stripping system.

The following table displays the expected key attributes of the proposed eight oil storage tanks of Phase II:

Tank No.	Service	Diameter (m) x Height (m)	Blending Capability	Roof Type(1)	Tank Heating	Geometric Capacity (m3)	Max Capacity (m3)
201	Crude Oil	70 x 28	Yes	EFRT	No	107,756	101,900
202	Crude Oil	70 x 28	Yes	EFRT	No	107,756	101,900
203	Crude Oil	70 x 28	Yes	EFRT	No	107,756	101,900
204	Crude Oil	70 x 28	Yes	EFRT	No	107,756	101,900
205	Crude Oil/Fuel Oil	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
206	Crude Oil/Fuel Oil	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
207	Crude Oil/Fuel Oil	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
208	Crude Oil/Fuel Oil	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
Total Storage Capacity (m3)						601,261	570,000

(1)	“EFRT” means External Floating Roof Tank; “AGDR/ With CS IFR” means Aluminium Geodesic Dome Roof with Carbon Steel Internal Floating Roof.

Proposed Phase II Internal Manifold

As a part of the construction of the Phase II Internal Manifold, BPGIC plans to install two piggable jetty pipelines and four pumps to transport crude oil from the BPGIC Terminal to the Port of Fujairah’s berths. The infrastructure to support the pipelines was built during Phase I. The four proposed pumps are expected to facilitate on-loading operations from the Phase II Internal Manifold by pumping crude oil through one or more of the two proposed piggable crude oil jetty pipelines to Matrix Manifold 2. Each of the four pumps is expected to be capable of transporting product at a flow rate of 4,000 m3/hr and at a combined flow rate of 16,000 m3/hr. BPGIC plans to also utilize these pumps to facilitate inter-tank transfers, blending and other transfers throughout the terminal.

Similar to the Phase I Internal Manifold, the Phase II Internal Manifold is expected to have general and fine stripping systems.

Proposed Blending of Crude Oil

Phase II is expected to have state-of-the-art blending capabilities, similar to Phase I, which would allow it to achieve high levels of accuracy in meeting customer blending specifications.

BPGIC plans to blend various grades of crude oil to achieve customer specifications, including to attain specified properties for vapor pressure, viscosity, sulfur content and salt content.

Development and Implementation

In an effort to de-risk the construction of Phase II, BPGIC entered the Phase II EPC Agreement with Audex for the construction of Phase II (including all its component parts and associated infrastructure) on a fixed price lump sum basis. The Phase II EPC Agreement also includes a clause for liquidated damages if the contractor fails to complete the work within the schedule in the Phase II EPC Agreement. Phase II work commenced in September 2018 and according to the schedule in the Phase II EPC Agreement, it is expected to be completed in the Fourth Quarter of 2020. The expected capital expenditure in respect of Phase II is $160.6 million. The expected capital expenditure in respect of Phase II will be partially funded by drawings of $90.6 million under the Phase II Financing Facility. For details of the remaining expected capital expenditure see “Item 4.B— Proposed Phase II — Capital Expenditure”. BPGIC also entered into the Phase II Project Management Agreement with MUC, the same advisor that designed the facilities for the Port of Fujairah and the BPGIC Terminal, so that MUC could manage the construction plan of Phase II. For more information regarding the proposed funding of Phase II, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness”.

Off-take and Sales Arrangements

On June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User, an international commodities trading company. The Phase II End User agreed to lease all eight oil storage tanks in Phase II once Phase II becomes operational, which is expected to occur in the Fourth Quarter of 2020.

In September 2019, with the consent of the Phase II End User, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC agreed to lease the Phase II facility, once operational, to BIA on identical price terms and otherwise substantially similar terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. Once Phase II becomes operational, BIA is required to pay (i) a monthly fixed storage fee to lease all of Phase II’s storage capacity and (ii) monthly variable ancillary service fees for the following ancillary services: throughput, blending, heating and inter-tank transfers. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Because BIA subleases the facility to the Phase II End User, BPGIC’s monthly revenue for ancillary services will depend on the extent to which the Phase II End User utilizes the ancillary services. Notwithstanding the sublease, BIA’s obligation to pay both the monthly fixed storage fee and the ancillary services fees to BPGIC is independent of the Phase II End User’s obligation to pay, and actual payment to, BIA. For more information regarding the Phase II Customer Agreement, see “Item 10.C Material Contract — Phase II End User Agreement and Phase II Customer Agreement”.

Proposed Phase III

BPGIC is in the advanced stages of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease Agreement to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. BPGIC believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3.

Security and Business Resilience

The BPGIC Terminal has a high degree of security. It has security cameras in various strategic locations inside and outside of the terminal. Fire alarm and detection systems are installed in all facilities and oil storage tanks. The terminal has firefighters on-site and conducts a fire drill every three months. The lighting system covers all areas of the facility on a 24-hour, seven day a week basis. The majority of the lights are solar powered and use LED lighting, reducing energy costs. The BPGIC Terminal is operational 24 hours a day and is pass-card protected. There are also multiple levels of clearance for employees and contractors.

BPGIC is committed to improving its security on an ongoing basis, while assuring quality service and continued customer satisfaction. BPGIC’s corporate security policy is designed to protect BPGIC’s personnel, assets, reputation and customers’ interests by employing the highest corporate, ethical and operational standards to meet BPGIC’s vision of excellence.

BPGIC’s security and business resilience objectives are met through the implementation of a planned set of security standards initiatives and internal programs. These are consistent with the relevant international security legislation and appropriately recognized and accredited quality management systems. All Phase I oil storage tanks are certified to the relevant NFPA and API industry and international standards. In accordance with NFPA standards, all Phase I oil storage tanks have been constructed to withstand high levels of radiation.

Environmental and Safety and Maintenance Matters

BPGIC is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. BPGIC is also subject to health and safety regulations including, among other things, noise, workplace health and safety and regulations governing the handling, transport and packing of hazardous materials. Compliance with these laws and regulations may require the attainment of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into or onto to the land, air and water; restrict the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection; and require remedial measures to mitigate pollution from former and on-going operations. While these laws and regulations affect BPGIC’s maintenance capital expenditures and net income, BPGIC believes it does not affect its competitive position, as the operations of its competitors are similarly affected.

BPGIC’s facilities are in substantial compliance with applicable environmental and other laws and regulations, including security and safety at work laws. However, these laws and regulations are subject to change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require BPGIC to incur expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of BPGIC’s operations. Additionally, a discharge of hazardous waste into the environment could, to the extent that the event is not fully insured, subject BPGIC to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect BPGIC’s business, and have an adverse impact on its financial position, results of operations and liquidity. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to its business”.

BPGIC has a corporate health and safety program to govern the way it conducts its operations at its facilities. Each of the employees and consultants is required to understand and follow the health and safety plan and have the necessary training for certain tasks performed at the facilities. BPGIC performs preventive and normal maintenance on all of its oil storage tanks and systems and makes repairs and replacements when necessary or appropriate. BPGIC also conducts routine and required inspections of such assets in accordance with applicable regulation. Most of the oil storage tanks are equipped with internal floating roofs in accordance with industry requirements to minimize regulated emissions and prevent potentially flammable vapor accumulation. The soil surrounding the oil storage tanks is capable of resisting oil penetration and has an oil leakage detection system in place, which is intended to minimize the effects of any oil leakage and potential oil pollution. The terminal facilities also have response plans, spill prevention and control plans, and other programs in place to respond to emergencies.

Information Technology and Operating Systems

The BPGIC Terminal’s IT systems, including the IT systems in BPGIC’s operational control room, are configured to remain in operation, including under abnormal conditions. Appropriate manual backup procedures and automatic processes have been devised to support the terminal’s operations in case of any unexpected system downtime or failure. The terminal’s four physical servers have redundant power supply sources and there is an on-site standby server to accommodate for a server shutdown. The majority of BPGIC’s IT systems have been provided by the ABB Group and Intelex Technologies, Inc.

In order to prevent both a disruption of BPGIC’s operations as well as to safeguard users’ data, automatic and manual data back-up procedures and recovery plans are in place to save and restore data and systems. System data and network device configurations are saved on external hard-disk drives and secured by third-party cloud service providers. The IT operations are maintained on a 24/7 basis, with automatic monitoring of all systems, emergency and standby duties, and third-party support and maintenance agreements in place where needed. The network infrastructure is periodically tested to ensure compliance with applicable security and performance requirements and appropriate tests are performed to ensure system security and performance are not compromised in connection with any updates to the IT infrastructure.

Any system interruptions caused by telecommunications failures, computer viruses, software errors, third party services, cloud computing providers, cyberattack or other attempts to harm our systems can result in the unavailability or slowdown of our IT systems.

In order to ensure a high degree of IT security, BPGIC has procedures in place to prevent external threats to the IT systems. All files and emails exchanged over BPGIC’s network are scanned. A web filtering policy in the firewall prevents access to websites with vulnerabilities. A centrally managed anti-virus software with daily reporting of threats and vulnerabilities is installed in all user machines and servers at the BPGIC Terminal. In addition, the network is logically segmented between users, employees and network guests and provides different levels access to different users. For more information regarding the risks associated with BPGIC’s information technology and operating systems, see “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC is dependent on its IT and operational systems, which may fail or be subject to disruption”.

BPGIC installed an online ordering system, which enables users to place storage, heating and blending orders and track order statuses in real-time. For more information regarding the customer ordering process, see “Item 4.B— The BPGIC Terminal — Phase I — Customer Ordering Process”.

Employees

BPGIC is led by the senior management team which has extensive technical, operational and management experience in the oil storage terminal industry. As at December 31, 2019, BPGIC had employed 16 employees and 47 contractors. BPGIC commenced hiring of its experienced operational staff in the second half of 2017, so that it would have a full complement of staff ready when Phase I operations commenced in December 2017. The 47 contractors are engaged under third-party outsourcing contracts and the 16 employees are engaged under individual employment contracts.

All 47 of the contractors are contracted through Flowi Facility Management LLC (“Flowi”), a subsidiary of MUC. The 47 contractors serve in various roles in several of BPGIC’s departments, including operations, information technology and health and safety. Pursuant to BPGIC’s contract with Flowi, dated April 1, 2017, as extended, (the “Flowi Agreement”), Flowi is contractually obligated to release all 47 contractors from its employment and transfer them to BPGIC’s employment after contract completion. BPGIC management is currently considering whether to extend the Flowi Agreement for another year.

In addition to the BPGIC Terminal Office Building, BPGIC also has a small administrative office in the emirate of Abu Dhabi.

BPGIC believes that the material terms of its third-party sourcing contracts and employment agreements are customary for the UAE and the oil storage industry and that it has a good relationship with its employees and contractors.

The following table sets out the number of employees and contractors employed by BPGIC at December 31, 2019 by main location.

Location
	As at December 31,		As at December 31,
	2017	2018	2019
Fujairah	6	55	56
Abu Dhabi	3	8	7
Total	9	63	63

Insurance

BPGIC’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers — Dubai, an insurance broker. The program covers the Phase I facilities and related assets, and the liabilities of the Phase I operations and BPGIC. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. BPGIC additionally maintains local insurance, including healthcare and other insurance required by BPGIC’s jurisdiction.

Premiums are allocated based on the insured values, history of claims and type of risk. BPGIC believes that the amount of coverage provided is comprehensive and appropriate for its business.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Regulations of BPGIC

BPGIC’s operations are subject to various laws, standards and regulations relating to the oil and gas industry. BPGIC’s operations are extensively regulated by national and local authorities in the United Arab Emirates, including with respect to labor, health, safety, environment and licensing requirements. Additional requirements may also be imposed on BPGIC in connection with new or existing operations, including as a result of different or more stringent interpretation or enforcement of existing laws and regulations or a change in the laws and regulations. These additional requirements may not be anticipated by us. As a consequence, BPGIC may need to change its operations significantly or incur increased costs in order to comply with such requirements. Compliance with any additional environmental requirements may be costly and time-consuming. In addition, violations of any new or existing requirements could result in substantial fines or liabilities; delays in securing, or the inability to secure and maintain, permits, authorizations or licenses necessary for BPGIC’s business; injunctions; reputational damage; and other negative consequences, which may result in lost revenue and reputational damage.

BPGIC is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. Non-compliance with environmental regulations could result in severe fines, increased costs, and suspension or permanent shut down of activities. BPGIC’s operations are subject to the environmental risks inherent in the oil and gas sector. BPGIC’s operations are or may become subject to laws and regulations, including applicable international conventions, controlling the discharge of materials into the environment, pollution, contamination and hazardous waste disposal or otherwise relating to the protection of the environment.

Specifically, BPGIC is subject to environmental laws and regulations in the United Arab Emirates. Environmental laws and regulations applicable to BPGIC’s business activities, or which may become applicable, could impose significant liability on BPGIC for damages, clean-up costs, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of operations. To date, such laws and regulations have not had a material adverse effect on BPGIC’s operating results, and BPGIC has not experienced an accident that has exposed it to material liability arising out of or relating to discharges of pollutants into the environment. However, there can be no assurance that such accidents will not occur in the future. Legislative, judicial and regulatory responses to such an incident could substantially increase BPGIC’s and/or BPGIC’s clients’ liabilities. In addition to potential increased liabilities, such legislative, judicial or regulatory action could impose increased financial, insurance or other requirements that may adversely impact the entire oil industry.

The legal frameworks in the United Arab Emirates for environmental protection are under continual development and, in time, relevant legislative bodies may impose stricter environmental regulations or apply existing regulations more strictly, including regulations regarding discharges into air and water, the handling and disposal of solid and hazardous waste, land use and reclamation and remediation of contamination. Compliance with environmental laws, regulations and standards, where applicable, may require BPGIC to make significant capital expenditures, such as the installation of costly equipment or operational changes. These costs could have a material adverse effect on BPGIC’s business, financial position, results of operation and prospects. Any failure to comply with applicable laws and regulations may result in reputational damage to us, administrative and civil penalties, criminal sanctions or the suspension or termination of BPGIC’s operations. Failure to comply with these statutes and regulations may subject BPGIC to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on BPGIC’s financial position, operating results and cash flows. New laws and government regulations or changes to existing laws and government regulations may add to costs, limit BPGIC’s operations or reduce demand for BPGIC’s services.

Health and safety standards

BPGIC is subject to health and safety regulations in the United Arab Emirates including, among other things, noise, workplace health and safety and regulations governing the handling, transport and packing of hazardous materials. Compliance with these laws and regulations may require the attainment of permits to conduct regulated activities; restrict the handling and disposal of solid and hazardous wastes; and apply specific health and safety criteria addressing worker protection. These laws and regulations are subject to change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require BPGIC to incur expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of BPGIC’s operations. These impacts could directly and indirectly affect BPGIC’s business, and have an adverse impact on its financial position, results of operations and liquidity.

C. Organizational structure

Brooge Energy Holdings is a holding company with two wholly-owned subsidiaries:

Brooge Petroleum and Gas Investment Company FZE, incorporated in 2013 in the Fujairah Free Zone, UAE, to provide oil storage, heating and blending services; and

BPGIC International (f/k/a Twelve Seas Investment Company), a Cayman Islands exempted company, a former special purpose acquisition company, incorporated in 2017 in the Cayman Islands.

The Company’s current organizational chart is set forth below.

All of the Company’s business is currently conducted through BPGIC.

D. Property, plants and equipment

The Company has its headquarters in Fujairah, United Arab Emirates. The table below summarizes its facilities as of December 31, 2019 and [June [12], 2020].

		Gross Area (square		Lease period
Country	Location	meter)	Use	Start	End
UAE	Port of Fujairah	153,916.93	Site of oil storage tanks and administrative building	On or around 3/10/2013	On or around 3/31/2073(1)
UAE	Port of Fujairah	450,074.7 3	Intended site of additional oil storage tanks and refinery	On or around 2/2/2020	On or around 2/2/2080(2)

(1)	The lease ends on or around 3/31/2073 after giving effect to an automatic 30 year extension after the initial 30 year term ends on or around 3/31/2043.

(2)	The lease ends on or around 2/2/2080 after giving effect to an automatic 30 year extension after the initial 30 year term ends on or around 2/2/2040.

All of the Company’s business is currently conducted through BPGIC.

The BPGIC Terminal

BPGIC began development of the BPGIC Terminal after several years of planning and discussions with industry participants. During this time, BPGIC engaged an industry consultant to conduct a market assessment of the oil storage industry in the Port of Fujairah region and to identify and assess business opportunities and strategies. BPGIC also engaged MUC, the same advisor that designed the facilities for the Port of Fujairah, to design the BPGIC Terminal. During the design stage, BPGIC assessed various challenges faced by other oil storage terminals, including preventing oil losses and precisely meeting customer blending requirements, and incorporated solutions to such challenges into the design of the terminal. BPGIC’s aim in developing the BPGIC Terminal was to create a new standard for oil storage tank terminals by designing a terminal that would reduce oil losses and achieve better blending results than existing oil storage tank terminals. As described below, BPGIC designed the BPGIC Terminal with several key features that enable it to provide users with high-accuracy blending services with low oil losses. In addition, due to the relatively long-term period of the Phase I & II Land Lease when compared to similar land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I with materials, including pumps, valves and steel structures, that have longer expected life spans than comparable materials utilized by other oil storage terminals. As a result, BPGIC believes Phase I will benefit from annual maintenance costs over the period of the Phase I & II Land Lease that are lower than the average for comparable oil storage terminals. See “Item 4.B — Competitive Strengths — Design and Features of the BPGIC Terminal”. As part of Phase II, BPGIC is following a similar approach as that followed in Phase I by investing in high-grade, long-life materials for the construction and development of its facilities.

Location

UAE
SAUDI ARABIA
OMAN
ARABIAN GULF
INDIA
FUJAIRAH
UAE
OMAN
INDIAN OCEAN

The BPGIC Terminal is located in the Port of Fujairah in the emirate of Fujairah in the UAE. The Port of Fujairah is a gateway between the Indian Ocean and the Arabian Gulf, and is strategically situated in one of the world’s major oil markets for fuel oil, crude oil and refined oil products. In addition to the Port of Fujairah’s close access to major markets in the Middle East, it also serves as an outlet to East Africa and South Asia and serves as a consolidation point for fuel oil outlets and the regional fuel oil markets, reducing the need for ships to cross through the Strait of Hormuz.

The Strait of Hormuz has been a strategic geographic chokepoint for many years, and as such, it has often been a site of international military conflict and military exercises. Such events have caused safety concerns and travel delays for ships crossing through the Strait of Hormuz. The Strait of Hormuz has also been subject to repeated threats of closure and blockage by Iran. In 2012, Iran threatened to close the Strait of Hormuz due to international pressures to stop its nuclear program and an Iranian oil embargo that was enacted by the European Union in late January 2012. On September 14, 2019, an attack on Saudi Arabia’s oil facilities and fields, largely blamed on Iran or its proxies, significantly increased tensions in the area, and heightened the distinct possibility that similar attacks by Iran on strategic oil facilities and ports in the UAE or a regional conflict may result. Despite these recent and past threats, the Strait of Hormuz has never been closed. See “Item 3.D Risk Factors — Risks relating to BPGIC — Any material reduction in the quality or availability of the Port of Fujairah’s facilities could have a material adverse effect on BPGIC’s business, financial condition and results of operations”; “Item 3.D Risk Factors — Risks Related to Doing Business in Countries in Which BPGIC Operates — Recent geopolitical developments have increased the risk that the region in which BPGIC operates could be involved in an escalating conflict that could have a material adverse effect on our business, financial condition and results of operations.”

The Habshan-Fujairah oil pipeline, which is a crude oil pipeline that runs between the emirate of Abu Dhabi and the Port of Fujairah, enables ships to obtain crude oil produced in Abu Dhabi without having to cross the Strait of Hormuz. The crude oil pipeline currently has the capacity to transport 1.5 million barrels a day, which is approximately half of the daily average amount of crude oil that was produced in the UAE in 2017. There is increasing focus in the UAE region on using the crude oil pipeline, as the government of Abu Dhabi has publicly stated that it intends to ensure that approximately 75 percent of the crude oil designated for export in Abu Dhabi goes through the pipeline and to Fujairah.

The Port of Fujairah is the largest multi-purpose port on the Eastern seaboard of the UAE, approximately 70 nautical miles from the Strait of Hormuz. Initial construction of the Port of Fujairah started in 1978 as part of the economic development of the UAE. Full operations commenced in 1983. Since then, the Port of Fujairah has embarked on a continuing process of enhancement to both its facilities and its comprehensive range of functions.

The Port of Fujairah initially developed oil terminal 1 (“OT1”) comprising three marine loading berths (berths 1, 2 and 3), oil terminal 2 (“OT2”) comprising four marine loading berths (berths 4, 5, 6 and 7), and a matrix manifold connecting OT1 and OT2 to certain existing oil tank terminals (“Matrix Manifold 1”). To cater to the increasing demand arising from the growing storage capacity in Fujairah, the Port of Fujairah began developing the second phase of OT2, adding two new berths (berths 8 and 9) and a second matrix manifold (“Matrix Manifold 2”). The project, completed in 2014, raised the overall throughput capacity of the Port of Fujairah and contributed to the growth of Fujairah as the largest oil hub in the region. Matrix Manifold 2 is connected directly to berths 8 and 9 and, through a connection to Matrix Manifold 1, is connected indirectly to the remaining Port of Fujairah berths. The BPGIC Terminal is connected to Matrix Manifold 2, which gives it direct access to underutilized berths 8 and 9. Berth 1 is currently unavailable for BPGIC’s use as the Port of Fujairah granted exclusive access and use of berth 1 to four other parties, who have since installed pipelines and marine loading arms on the berth.

To further cater to the increasing demand arising from the growing storage capacity in Fujairah, the Port of Fujairah has developed a VLCC jetty in the Indian Ocean, which allows the Port of Fujairah to accommodate vessels with a maximum overall length of 344 meters and a minimum overall length of 240 meters. The Port of Fujairah completed construction of the VLCC jetty in June 2016 and the jetty went into operation on August 24, 2016.

The Port of Fujairah imposes certain requirements on the companies and oil tankers utilizing its port, including requirements for flow rate capacity and ground soil lining. The current minimum required flow rates vary based on berth location and vessel size and range between 460 m3/hr and 3,900 m3/hr, and although the Port of Fujairah has already increased the flow rate requirements in the past, it is possible that the Port of Fujairah could increase them again in the future. BPGIC is well positioned to satisfy any future increases for minimum required flow rates as the pumps in Phase I are capable of transporting gas oil/gasoline at a combined flow rate of 5,000 m3/hr and fuel oil at a combined flow rate of 4,500 m3/hr, which is more than the current minimum required flow rate and exceeds the combined flow rates of many of the other oil storage terminals that are subject to the Port of Fujairah’s requirements. The Port of Fujairah also requires each oil storage terminal to install impermeable lining throughout its tank farm area and any other area where oil leakage could occur and potentially reach the ground soil. In connection with the construction of Phase I, BPGIC installed the required lining at the Phase I & II Land and is one of only a few oil storage terminals that has been able to satisfy this requirement.

The Port of Fujairah requires oil tankers to use the Port’s reservation system to reserve berths and imposes certain charges on such users, including fees, marine and administrative charges. For information regarding BPGIC’s customer ordering process and coordination of reservations, see “Item 4.B — Phase I — Customer Ordering Process”.

Phase I & II Land Lease

On March 10, 2013, BPGIC entered into the Phase I & II Land Lease, as amended by the Novation Agreement dated September 1, 2014. The amended agreement binds BPGIC and FOIZ for a total term of 60 years. The Phase I & II Land has a total area of 153,916.93 m2. BPGIC used this land to build Phase I and is currently using the remaining portion of the site to build Phase II. Upon mutual agreement of the parties, the term of the Phase I & II Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties.

BPGIC began paying rent under the Phase I & II Land Lease in 2014. The rent for 2019 was $2,313,323 and rent increases by 2 percent per annum. Payments are required to be made in advance (the time period of which is unspecified) in four equal quarterly instalments. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The Phase I & II Land Lease required BPGIC to enter into the Port Facilities Agreement, which grants it certain usage and access rights in connection with the Port’s facilities. The term of the Port Facilities Agreement, which BPGIC entered into on March 31, 2016, is 25 years and it automatically renews for another 25 years at the end of its term. The Port Facilities Agreement requires BPGIC to pay certain fees in connection with the use of the Port of Fujairah’s facilities; however, the Phase I Customer Agreement and the Super Major Agreement provide that any fees charged by the Port of Fujairah in respect of services provided to BIA or the Super Major, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by BIA or the Super Major, respectively. Currently, the Phase I sublessees send BIA any such amounts to be paid, BIA delivers any such amounts to BPGIC, and BPGIC then sends such amounts to the Port. Once the BIA Refinery and Phase II become operational, BPGIC expects to follow a similar approach with BIA and the Phase II End User. The Super Major delivers any amounts payable to the Port of Fujairah to BPGIC, which passes the payments on to the Port. Pursuant to the Port Facilities Agreement, BPGIC is required to pay such amounts and is responsible for such amounts irrespective of whether the Super Major, the Phase I end users, the Phase II End User, or BIA pay such fees.

BPGIC is required to obtain the FOIZ’s prior permission in order to use the leased premises for any purpose other than in connection with Phase I and Phase II, or the BIA Refinery. The Phase I & II Land Lease contains representations and warranties, dispute resolution and indemnification clauses that are customary for the UAE and the oil storage industry. FOIZ can cancel the agreement if BPGIC fails to make certain required rental payments or fails to perform or meet in any material respect any material term, condition, covenant, agreement or obligation under the agreement.

BPGIC Terminal Office Building

In connection with Phase I, BPGIC built a five-story office building with an area of 3,388 m2 (the “BPGIC Terminal Office Building”) adjacent to the 14 oil storage tanks. Audex completed construction for the BPGIC Terminal Office Building in November 2017 and BPGIC incurred a total cost of $28.0 million in connection with its construction. BPGIC partially funded the construction of the BPGIC Terminal Office Building with funds obtained from the Phase I Construction Facilities. BPGIC owns the BPGIC Terminal Office Building. The BPGIC Terminal Office Building accommodates all terminal and office staff and contains the operational control room for the BPGIC Terminal, where BPGIC facilitates the performance of its services. BPGIC believes that the BPGIC Terminal Office Building will have sufficient capacity to cater to the operations of the BIA Refinery and Phase II. For additional information regarding the Phase I Construction Facilities, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt Sources of Liquidity”.

Phase III

In February 2020, BPGIC entered into the Phase III Land Lease Agreement, a land lease agreement to lease the Phase III Land, a plot of land in the Port of Fujairah that has a total area of approximately 450,000 m2. The agreement provides for an initial 30 year term with an automatic 30 year renewal. Upon mutual agreement of the parties, the term of the Phase I & II Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties. BPGIC will begin paying rent under the Phase III Land Lease Agreement on the earlier of the date that is 18 months from the date of the Phase III Land Lease Agreement and the commissioning of the Phase III facility. The initial annual rent will be $6,126,467 and rent increases by 2 percent per annum. All amounts in respect of rent for each quarter shall be invoiced by and paid to FOIZ in Dirhams by immediately available funds due net thirty (30) days after receipt of invoice. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

Phase III Initial Lease
BPGIC
Al Qurayyah
Fujairah
الفجيرة
Fujairah

Scope

BPGIC is in the FEED stage of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease Agreement and secured the Phase III Land, a plot of land of approximately 450,000 m2 near its existing facilities. BPGIC believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3.

BPGIC had an initial technical design with different layout options completed for the Phase III Land.

Capital Expenditure

As BPGIC is in FEED stages of Phase III, it is not possible to reliably estimate the related capital expenditures. However, BPGIC anticipates the cost per m3 of Phase III to be approximately equal to the cost per m3 of Phase I and Phase II. As of the date of this Report, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the costs of the ongoing FEED studies. BPGIC expects to be able to start projecting Phase III capital expenditures after it receives the results of the FEED studies in the Third Quarter of 2020. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations”.

Design

The Phase III Land is the subject of ongoing FEED studies, which, in parallel with prospective end-user discussions, will enable BPGIC to determine the optimal layout and product mix. Currently, BPGIC plans to use the Phase III Land to further increase its crude oil storage and services and refinery capacity.

Note: Illustrative Phase III plan may vary. Blueprint subject to change based on FEED results which are expected in the Third Quarter of 2020.

BPGIC engaged MUC for the FEED process, the same advisor that designed the facilities for the Port of Fujairah and the BPGIC Terminal, to create proposals for the design of Phase III

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BROOGE ENERGY LIMITED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this Annual Report. See “Cautionary Note Regarding Forward Looking Statements.”

In this section, references to “we,” “us,” and “our” are intended to refer to Brooge Energy Limited, unless the context clearly indicates otherwise.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is presented below in eight sections:

●	Overview

●	Key Factors Affecting the Historical and Future Results of Operations

●	Business Combination and Nasdaq Listing

●	Results of Operations

●	Liquidity and Capital Resources

●	Trend Information

●	Related Party Transactions

●	Other Risk Disclosures

OVERVIEW

The Company (Brooge Energy Limited) formerly known as Brooge Holdings Limited, is a company with limited liability registered as an exempted company in the Cayman Islands. The company was incorporated on April 12, 2019 for the sole purpose of consummating the business combination described further below. On April 15, 2019, BPGIC (Brooge Petroleum and Gas Investment Company FZE) entered into a business combination agreement with Twelve Seas (Twelve Seas Investment Company), a company listed on Nasdaq, the Company and BPGIC FZE’s shareholders.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, the Company and Twelve Seas are treated as the “acquired” company. This determination was primarily based on BPGIC FZE comprising the ongoing operations of the combined company, BPGIC FZE’s senior management comprising the senior management of the combined company, and BPGIC FZE’s stockholders having a majority of the voting power of the combined company. For accounting purposes, BPGIC FZE is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of BPGIC FZE. Accordingly, the consolidated assets, liabilities and results of operations of BPGIC are the historical financial statements of the combined company, and the Company’s and Twelve Seas’ assets, liabilities and results of operations are consolidated with BPGIC beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of BPGIC and Twelve Seas on the acquisition date, December 20, 2019. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols BROG and BROGW, respectively.

Following the Business Combination, the Company became an independent oil storage and service provider, through its wholly-owned subsidiary, BPGIC, strategically located in the Port of Fujairah in the emirate of Fujairah in the UAE. Unless otherwise indicated, for the purposes of this Item 5. Operating and Financial Review and Prospects, we collectively evaluate the business as “group” business consisting of the Company, Twelve Seas and BPGIC (the “Group”).

The Group’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. BPGIC has a 60-year lease of land for its operations located in close proximity to the Port of Fujairah’s berth connection points. The Group is initially developing the BPGIC Terminal’s storage capacity in two phases, Phase I, which is already operational, and Phase II, which is under construction, and simultaneously with BIA, is working on developing the BIA Refinery, a modular refinery. Phase I commenced operations in December 2017, Phase II is currently under construction. BIA and BPGIC are currently negotiating the terms of the Refinery Operations Agreement and BPGIC expects to finalize their agreement in August 2020.

Tank storage facilities play a vital role in the business of refined petroleum products, crude oil and liquid chemicals. They serve as a critical logistical midstream link between the upstream (exploration and production) and the downstream (refining) segments of the refined petroleum product and crude oil industry. They are used to store primary, intermediate and end products and facilitate a continuous supply of the required feedstock to refineries and chemical plants in the processing industry on the one hand and absorb fluctuations in sales volumes on the other.

Key Factors Affecting Our Results of Operations

The following factors can affect the results of our operations:

End Users versus Customers

Commencing in August 2019, BPGIC’s sole contractual customer changed although the end-user of its facilities remained the same. In August 2019, BPGIC entered into a contract with BIA which became the direct customer of BPGIC. In turn, BIA subleased group’s facilities to the existing end user.

Pursuant to the Phase I End User Agreement, the Initial Phase I End User was the sole revenue generating customer of the Company until July 2019. From August 2019 forward, the Initial Phase I End User remained the sole end user of the Phase I facilities, but BIA became the sole customer of Group.

In August 2019, the Group executed the Phase I Customer Agreement, covering the Phase I facility and containing identical price terms and otherwise substantially the same terms as the Phase I End User Agreement with the Initial Phase I End User. The Phase I End User Agreement was novated to BIA.

In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. In April 2020, BPGIC entered into the Super Major Agreement, a storage contract until November 8, 2020 with the Super Major for storage agreement of 61,072 m3 as on April 28, 2020 with additional 67,928 m3 starting May 8, 2020 resulting into total committed capacity of 129,000 m3. This was done with approval from BIA which has an option to lease back the capacity upon termination of the Super Major Agreement.

In September 2019, the Group executed the Phase II Customer Agreement with BIA, covering the Phase II facility and containing identical price terms and otherwise substantially the same terms as the Phase II End User Agreement with the Phase II End User. Immediately upon entering the Phase II Customer Agreement, BIA subleased the BPGIC’s Phase II facility back to the existing Phase II End User on terms substantially similar to the original terms.

Pursuant to the Phase II End User Agreement, the Phase II End User is not expected to begin occupying the Phase II facility or using BPGIC’s services until the Phase II facility is operational which is currently estimated to occur in the Fourth Quarter of 2020. Once the Phase II facility is operational, the Phase II End User will utilize the facility as the sub-lessee of BIA who will be the direct customer of BPGIC.

The operational commencement of the BIA Refinery is currently anticipated to occur in the Third Quarter of 2021

Customer Concentration

Until April 2020, BIA was the Group’s only customer and the Group was reliant on it for all of its revenues. For the years ended December 31, 2017 and December 31, 2018, the Initial Phase I End User accounted for 100 percent of the Group’s revenues. For the year ended December 31, 2019, the Initial Phase I End User and BIA collectively accounted for 100 percent of the Group’s revenues. In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. Pursuant to the Super Major Agreement, BPGIC leased this capacity to the Super Major. The Super Major is required to pay a monthly fixed storage fee to lease its storage capacity at Phase I. The Super Major paid the storage fee for the initial six month term of the Super Major Agreement up front. The Super Major Agreement is renewable for an additional six months with the mutual agreement of the parties. See “Item 10.C Material Contracts — Phase I End User Agreement, Phase I Customer Agreement and Super Major Agreement — Storage Fee”.

The Company has recently received extensive enquiries for storage as oil prices have fallen dramatically. The Company has been evaluating the enquiries and that will seek to eliminate its customer concentration risk further.

Currently, the Group’s monthly revenue is primarily driven by the monthly fixed storage fee it charges BIA and the Super Major to use all of Phase I’s storage capacity, which remains the same each month irrespective of whether they utilize any storage capacity. The fixed storage fee, which is billed monthly in advance, represents the lease of storage capacity and the service provided to the customer for handling an agreed level of throughput of fuel oil and clean products. The fixed storage fee is allocated to the lease and service components based on their relative stand-alone selling price, which is based on an analysis of lease-related and service-related costs for the contract, adjusted for representative profit margins. The lease component is recognized on a straight-line basis over the term of the initial lease and the service component is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Group’s performance. The Group’s monthly revenue is impacted by the monthly variable ancillary service fees it charges BIA, which would vary each month based on BIA’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers. BPGIC’s monthly revenue ultimately varies based on BIA’s end users’ and Super Major’s usage of the ancillary services.

In March 2019, BPGIC entered into an agreement with Sahara to operate a modular refinery to be developed, installed and owned by Sahara, or a wholly owned subsidiary of Sahara, at the BPGIC Terminal. In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development discussions. On February 23, 2020, BPGIC entered into the Refinery Agreement with BIA, a new agreement which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd. The parties agreed to negotiate the Refinery Operations Agreement, consisting of a sublease agreement and a joint venture agreement, to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery. The terms of the Refinery Operations Agreement are still under negotiation and the parties aim to finalize their agreement in August 2020. The Group expects the BIA Refinery to commence operations and BIA’s payment obligations under the Refinery Operations Agreement to begin in the Third Quarter of 2021, at which time the BIA Refinery will begin generating revenue.

Other than the Super Major, BIA is expected be the sole customer for Phase I, Phase II and the BIA Refinery, however BIA is expected to sublease the facilities to multiple end users.

Group’s Cost Structure and Margins

The Group’s cost structure and margins are derived from the Group’s revenues which currently come, and are expected to continue to come, from two types of fees, fixed fees for storage and variable fees for ancillary services. Once the BIA Refinery is operational, the Group’s revenues are expected to come from three types of fees, refinery operations fees, fixed fees for storage and variable fees for ancillary services. The mix of these fees affects revenues, operating margins and net income. In particular, the relatively high fixed price nature of the Group’s operations could result in lower profit margins if certain costs were to increase and the Group was not able to offset the increase in costs with sufficient increases in its storage or ancillary service fees or the end users’ utilization of BPGIC’s ancillary services.

The Group’s direct costs, which are comprised principally of employee costs with related benefits and depreciation along with indirect cost of land lease rentals generally remain stable across broad ranges of activity levels at the terminal and, as discussed above, its storage fee revenues are fixed or will be fixed, as the case may be, pursuant to the Phase I Customer Agreement, the Super Major Agreement, the Phase II Customer Agreement and the Refinery Operations Agreement. Accordingly, changes in the Group’s operating margins are largely driven by the amount of ancillary services provided and the fees the group earns for such services. For more information regarding the related risks, see “Risk Factors — Risks relating to BPGIC — The fixed cost nature of BPGIC’s operations could result in lower profit margins if certain costs were to increase and BPGIC were not able to offset such costs with sufficient increases in its storage or ancillary service fees or our customers’ utilization of BPGIC’s ancillary services.”

During the year ended December 31, 2019, the Group incurred cash expenses of $3.2 million as expenses incurred in connection with Brooge Energy Limited’s listing on Nasdaq. In addition, the Group, in accordance with the requirements of IFRS, has recorded a non-cash expense as listing expenses to the extent of $98.6 million which is the difference between the fair value of the 10.9 million Ordinary Shares (including 1.6 million Ordinary Shares held in escrow) issued to Twelve Seas’ shareholders in the Business Combination and the fair value of the net assets of Twelve Seas acquired at the time of Business Combination which had a significant impact on the current year’s profitability. The listing expenses also include the fair value of 21.2 million warrants which were valued at a fair value of $0.8 per warrant amounting to $16.9 million. However, these costs, which total $101.8 million, are of a one-off non-recurring nature and pertain only to the year ended December 31, 2019. These costs will be added back to the profits in the computation of Adjusted EBITDA.

Once the BIA Refinery and Phase II facility are operational, our mix of relatively fixed revenue and variable revenue will also depend on ancillary service requirements for the BIA Refinery and the Phase II End User as the sub-lessee of the Phase II facility.

National and International Expansion

The Group’s future revenue growth and results of operations will depend on its ability to secure additional land and develop additional facilities or acquire existing facilities on commercially favorable terms both nationally and internationally. The Group operates in a capital-intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the expansion of existing terminal facilities and the development and acquisition of new terminal facilities. Accordingly, the Group’s successful expansion also depends on its ability to generate or obtain funds sufficient to make significant capital expenditures.

Oil Market Pricing Structure

Increases or decreases in the price of crude oil has some impact on end-user demand for our ancillary services, unlike demand for storage which is fully contractually committed at fixed rates. For instance, when the expected future price for an oil product is believed to be higher than the current market price for that product, it is said to be in a “contango market.” In such a market, oil traders are more likely to store the product and put a hold on processing the product via ancillary services, until there is an upward revision in prices. Vice versa if the expected future price for an oil product is believed to be lower than the current market price for that product, it is said to be in a “backwardation market.” In such a market, oil traders are more likely to process the product via ancillary services in order to sell at the current market price, rather than store the product when future prices are expected to be lower. However there is no reduction in ancillary services billing and we expect the same to be in line with previous periods. This is mainly because our end users have long term contracts of supply of certain types of products with ultimate end users. This requires ongoing ancillary services of circulation, blending, heating etc. The group is continuously monitoring the market and is in constant touch with phase I and Phase II end user for the same.

Phase III & Refinery

The group is in the early stages of pursuing a further major expansion near its existing facilities, which it refers to as Phase III. In July 2019, BPGIC executed an initial lease agreement to secure a new plot of land of approximately 450,000 m2 near its existing facilities. On February 2, 2020 BPGIC signed a formal land lease agreement with FOIZ for construction of storage facility of approximately up to 3.5 million m3 and refinery production of up to 180,000 bpd. Phase III alone could be three (3) times the size of the Company’s projected operations post-Phase II and post-the initial refinery phase. Concurrently, BPGIC is in discussions with top global oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility. As on date, the group does not yet have any planned capital expenditures in connection with Phase III. The only recognized expenses here is the FOIZ rental which as per the agreement would be AED 50 m2 for 450,075 m2 per annum with 2% annual increase. However this rent will accrue only after the end of 18 months from the agreement date or first commissioning of the plant whichever happens earlier.

In addition to this specific land for Phase III, BPGIC will continue to pursue additional projects within the Fujairah market, either through joint cooperation with parties who have land leases or through efforts to secure additional land itself in Fujairah. The group already has in place contracts with existing customers and is working towards enhancing the relationship for additional ancillary and other services.

Recent Developments

BIA Refinery

In March 2019, BPGIC partnered with Sahara to develop and operate a modular refinery within the BPGIC Terminal with minimal capital expenditure by BPGIC. Under the terms of the parties agreement, Sahara would finance and arrange the development, construction and commissioning of a modular refinery capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel with initial production capacity of 24,000 b/d.

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development project to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement, a new agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd operated by BPGIC. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 4, 2020 and negotiations remain ongoing.

Phase II

In September 2019, BPGIC entered into the Phase II End User Agreement, a five-year lease and service agreement with BIA Pursuant to the Phase II End User Agreement, the term and the payment and performance obligations thereunder will commence upon the completion of Phase II facilities. Fees under the Phase II End User Agreement are comprised of (i) a monthly fixed fee to use BPGIC’s Phase II storage capacity (regardless of whether the Phase II End User uses any storage capacity) and (ii) monthly variable fees based on the Phase II End User’s usage of ancillary services comprising throughput, blending, heating and inter-tank transfers.

BUSINESS COMBINATION and NASDAQ LISTING TRANSACTIONS

On April 15, 2019, (i) Twelve Seas Investment Company (now known as BPGIC International), (ii) Brooge Energy Limited (f/k/a Brooge Holdings Limited), (iii) Brooge Merger Sub Limited, and a wholly-owned subsidiary of the Company, and (iv) Brooge Petroleum And Gas Investment Company FZE, entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019), as the same was amended prior to the date of Closing, including by the foregoing joinders and by the First Amendment to Business Combination Agreement, dated as of September 16, 2019. Pursuant to the Business Combination Agreement, subject to the terms and conditions thereof and upon the consummation of the transactions contemplated thereby upon Closing, among other matters:

(a)	Merger Sub was to merge with Twelve Seas, with Twelve Seas continuing as the surviving entity, and with holders of Twelve Seas securities receiving securities of Brooge Energy Limited, which will become a new public company (the “Merger”), and

(b)	Brooge Energy Limited was to acquire all of the issued and outstanding capital shares of BPGIC (the “Purchased Shares”) from BPGIC Holdings in exchange for its Ordinary Shares, with BPGIC becoming a wholly-owned subsidiary of Brooge Energy Limited (the “Acquisition”).

Twelve Seas was incorporated under the laws of the Cayman Islands on November 30, 2017. It was listed on NASDAQ Capital Market and was a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Merger Sub was incorporated in April 2019 solely to effectuate the Business Combination described herein. From its formation through the Closing, Merger Sub owned no material assets and did not operate any business. Upon Closing, Merger Sub merged with and into Twelve Seas and ceased to exist as a separate entity.

The Merger and the Acquisition occurred simultaneously and their execution is interconnected, i.e. the Acquisition could not occur without the Merger and vice versa, we consider the Merger and the Acquisition as one transaction.

On December 20, 2019, the Group announced the consummation of the Business Combination. Pursuant to the Business Combination Agreement

(i)	each outstanding ordinary share of Twelve Seas was exchanged for one (1) Ordinary Share of Brooge Energy Limited.

(ii)	each outstanding warrant of Twelve Seas was exchanged for one warrant of Brooge Energy Limited.

(iii)	each outstanding right of Twelve Seas was converted into one-tenth of an Ordinary Share of Brooge Energy Limited, rounded down to the nearest whole share per shareholder.

(iv)	each outstanding unit of Twelve Seas was separated into its component parts and then exchanged for one (1) Ordinary Share of Brooge Energy Limited, one (1) warrant of Brooge Energy Limited and one-tenth of an Ordinary Share of Brooge Energy Limited.

BPGIC Holdings had the right, at the sole election of BPGIC (the “Cash Election”), to receive a portion of the consideration for the Purchased Shares at the Closing as cash in lieu of receiving Brooge Energy Limited Ordinary Shares in an amount not to exceed 40% of the Closing Net Cash (with the “Closing Net Cash” being the aggregate cash and cash equivalents of Twelve Seas and Brooge Energy Limited as of the Closing, including remaining funds in the Twelve Seas’ trust account after giving effect to the redemption and the proceeds of any potential private placement financing, less unpaid expenses and liabilities of Twelve Seas and the Company as of the Closing, prior to giving effect to any Cash Election).

Upon Closing, Twelve Seas became a wholly owned subsidiary of the Company and changed its name from “Twelve Seas Investment Company” to “BPGIC International”. In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Sea’s initial public offering (“IPO”) exercised their right to redeem such shares at a price of $10.31684239 per share, for an aggregate redemption amount of approximately $175.36 million. In addition, 1,035,000 ordinary shares of Twelve Seas were forfeited by certain pre-IPO shareholders. Effective December 23, 2019, Twelve Sea’s ordinary shares, warrants, rights and units ceased trading, and were replaced by Brooge Energy Limited’ ordinary shares and warrants on The Nasdaq Stock Market under the symbols “BROG” and “BROGW,” respectively.

The total consideration paid by the Company to BPGIC Holdings for the purchased shares was 98,718,035 Ordinary Shares after reduction of 1,281,965 shares due to the 40% cash election exercised by BPGIC Holdings. Twenty Million (20,000,000) of the Company’s Ordinary Shares otherwise issuable to BPGIC Holdings at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Seller Escrow Shares”) were instead issued to BPGIC Holdings in escrow, and are held by Continental, as escrow agent for the benefit of BPGIC Holdings, to be held and controlled, along with any other Escrow Property (as defined in the Seller Escrow Agreement and together with the Seller Escrow Shares, the “Seller Escrow Property”) by Continental in a separate segregated escrow account (the “Seller Escrow Account”), and released in accordance with the Seller Escrow Agreement.

The Seller Escrow Property will only become vested and not subject to forfeiture, and released to BPGIC Holdings, in the event that the Company meets the following performance or milestone requirements during the Seller Escrow Period, the period commencing from the Closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing:

(i)	One-half (½) of the Seller Escrow Property shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA (as defined in the Seller Escrow Agreement) for any full fiscal quarter during the Seller Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Seller Escrow Quarter”) equals or exceeds $175,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Seller Escrow Agreement) within any twenty (20) Trading Day period during the Seller Escrow Period.

(ii)	All Seller Escrow Property remaining in the Seller Escrow Account shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA for any Seller Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Seller Escrow Period.

While the Seller Escrow Property is held in the Seller Escrow Account, BPGIC Holdings shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Seller Escrow Property). The Seller Escrow Agreement provides, however, that after the Closing, BPGIC Holdings shall be permitted to (i) pledge or otherwise encumber the Seller Escrow Property as collateral security for documented loans entered into by BPGIC Holdings, the Company or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Seller Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Seller Escrow Property shall be subject to the provisions of the Seller Escrow Agreement and the sections of the Business Combination Agreement pertaining to the escrow, including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Seller Escrow Property under clause (i) above, BPGIC Holdings may transfer the Seller Escrow Property to another escrow agent selected by BPGIC Holdings and reasonably acceptable to the Company.

Twelve Seas’ Initial Shareholders beneficially owned and were entitled to vote an aggregate of 5,175,000 ordinary shares that were issued prior to Twelve Seas’ IPO. Simultaneously with the execution of the Business Combination Agreement, the Initial Twelve Seas Shareholders entered into a letter agreement with Twelve Seas, the Company and BPGIC (the “Founder Share Letter”), pursuant to which the Initial Twelve Seas Shareholders agreed, effective upon the Closing, on a pro-rata basis amongst the Initial Twelve Seas Shareholders based on the number of Founder Shares owned by each of them, to (i) forfeit 20% of the Founder Shares owned by the Initial Twelve Seas Shareholders at the Closing and (ii) subject 30% of the Founder Shares owned by the Initial Twelve Seas Shareholders at the Closing (including any Ordinary Shares issued in exchange therefor in the Merger) to escrow and vesting and potential forfeiture obligations that are substantially identical to those that apply to the Seller Escrow Property as described above.

Upon completion of the Business Combination, the officers and directors of Twelve Seas resigned. The directors of Brooge Energy Limited are designated by BPGIC. The current officers of BPGIC remain to be the officers of BPGIC and became officers of Brooge Energy Limited, holding the equivalent positions as those held with BPGIC.

RESULTS OF OPERATIONS

Disclaimer: The consolidated financial statements are prepared as a continuation of the financial statements of BPGIC, the accounting acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (the Company, Brooge Energy Limited). The comparative financial years included herein are derived from the consolidated financial statements of BPGIC as adjusted to reflect the legal capital of the legal parent/acquiree (the Company, Brooge Energy Limited).

Description of Operations

We conduct our operations through a dedicated operation team at the BPGIC Terminal. Our operations are categorized into two reported business services; Storage and Ancillary services.

Storage. We own terminal and storage facilities in United Arab Emirates in the emirate of Fujairah, currently with 399,324 m3 storage capacity for storage of clean oil. and fuel oil. Upon completion of Phase II, a crude oil storage facility, the capacity of the BPGIC Terminal will be expanded by approximately 600,000 m3 increasing the total capacity of the BPGIC Terminal to approximately 1,000,000 m3. Phase III is projected to have a capacity of approximately 3,500,000 m3. BPGIC entered into the Phase III Land Lease Agreement with FOIZ for the Phase III Land, however, the FEED (Front End Engineering Design) studies that are necessary for the Company to better understand its options with respect to the Phase III Land are still in progress. From December 2017 when BPGIC began its operations to February 28, 2018, BPGIC limited the availability of its storage capacity to 40 percent to allow management to test all systems and make any necessary adjustments. On March 1, 2018, BPGIC increased the availability of its storage capacity to approximately 70 percent, and on April 1, 2018, to 100 percent which is now currently at 100%.

Ancillary Services. Ancillary services are further classified into 4 sub streams, Blending & Circulation, Heating, Throughput and Intertank Transfer. We began offering ancillary services in April 2018 after management had completed its initial tests of the facility.

BPGIC charges BIA and the Super Major variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month BIA and the Super Major are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. For BIA this amount is approximately 270,000 m3 each month and for the Super Major this amount is approximately 129,000 m3. Both BIA and the Super Major are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessees and the Super Major, utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths. Upon mutual agreement, BPGIC could charge a supplementary fee to the extent BIA or the Super Major exceed an agreed amount of throughput volume.

●	Blending Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per m3. BIA and the Super Major are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees, and the Super Major.

●	Heating Fees. Pursuant to the Phase I Customer Agreement, BIA is required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees. The Super Major does not contract for heating services.

●	Inter-Tank Transfer Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees and the Super Major.

Summary Financial Results

In $	For the year Ended December 31,
	2017	2018	2019
Revenue	89,593	35,839,268	44,085,374
Direct costs	(2,295,809)	(9,607,360)	(10,202,465)
GROSS (LOSS) PROFIT	(2,206,216)	26,231,908	33,882,909
Listing Expenses	-	-	(101,773,877)
General and administrative expenses	(574,266)	(2,029,260)	(2,608,984)
Finance costs	(966,926)	(6,951,923)	(5,730,535)
Changes in fair value of derivative financial instruments	-	(1,190,073)	(328,176)
(LOSS) PROFIT FOR THE PERIOD	(3,747,408)	16,060,652	(76,558,663)
(LOSS) PROFIT % to Revenue	-	45%	(174)%

In the Fourth Quarter of 2017, we began testing operations of the Phase I facilities. In the First Quarter of 2018, we began commercial operations of Phase I facilities at reduced storage capacity with no ancillary services to further test systems and make necessary adjustments. In the Second Quarter of 2018, we began operating at full storage capacity with complete ancillary services.

In the First Quarter of 2018, we began commercial operations of Phase I facilities at reduced storage capacity with no ancillary services to further test systems and make necessary adjustments. In the Second Quarter of 2018, we began operating at full storage capacity with complete ancillary services which resulted into an increase in Revenue by $8,246,106 and also corresponding Direct Costs by $595,105. This resulted in an overall Gross Profit increase of $7,651,001 for the year 2019 when compared to the year 2018.

As a consequence of the accounting for the Business Combination described above, there was a decrease in Net profit from $16,060,652 (45% of Revenue) in 2018 to a net loss of $76,558,663 in 2019. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the Cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on Nasdaq in 2019.

Revenue

	For the Year Ended December 31,
Revenue Breakup	2017	2018	2019
Fixed consideration – leasing component	62,995	14,586,315	16,846,481
Fixed consideration – service component	26,598	6,158,667	7,112,959
Ancillary services	-	15,094,286	20,125,934
Total Revenue	89,593	35,839,268	44,085,374
Revenue Break Up %
Storage fee	100%	58%	54%
Ancillary Services fee	-	42%	46%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Our revenue increased from $0.1 million in 2017 to $35.8 million in 2018 as a result of Phase I facilities becoming commercially operational in the First Quarter of 2018.

Our storage fee revenue increased from $0.1 million in 2017 to $20.7 million in 2018 as a result of Phase I’s storage capacity becoming commercially operational in the First Quarter of 2018.

Our ancillary services fee revenue increased from nil in 2017 to $15.1 million in 2018 as a result of Phase I’s ancillary services becoming commercially operational in the Second Quarter of 2018.

For 2017, storage fees comprised 100% of our total revenue. For 2018, storage fees comprised 58% of our total revenue and ancillary services fees comprised 42% of our total revenue as a result of Phase I’s ancillary services becoming commercially operational in the Second Quarter of 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Our revenue increased from $35.8 million in 2018 to $44.1 million in 2019 primarily because we operated Phase I at full storage capacity for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018.

Our storage fee revenue increased from $20.7 million in 2018 to $23.9 million in 2019. This is primarily attributable to our operating of Phase I at full storage capacity the full year 2019 while capacity was reduced during the First Quarter of 2018.

Our ancillary services fee revenue increased from $15.1 million in 2018 to $20.1 million in 2019 primarily because we offered ancillary services for the full year 2019, but we operated Phase I without ancillary services in the First Quarter of 2020.

For the year ended December 31, 2019, storage fees comprised 54% of total revenue and ancillary service fees comprise 46% of total revenue while for the year ended December 31, 2018, storage fees comprised 58% of our total revenue and ancillary services fees comprised 42% of our total revenue. This change in revenue mix is primarily driven by the fact that only storage revenue was generated in the First Quarter of 2018 whereas both storage and ancillary services revenue were generated in the First Quarter of 2019.

Direct Costs

The consolidated entities direct costs pertain only to BPGIC because there is no revenue generated at the Brooge Energy level. Direct costs are comprised principally of employee costs and related benefits, depreciation and, to a lesser extent, insurance and certain other miscellaneous operating costs.

Employee costs and related benefits consist of compensation to employees who provide customer support and services and external contractor costs.

Depreciation expenses consist of depreciation on Phase I’s oil storage tanks, administrative buildings and installations. The Company depreciates these assets using the straight-line depreciation method assuming an average useful life of 50 years for the tanks and 20 to 25 years for the buildings and installations. The Company expects its depreciation expenses will increase following the completion of Phase II and to remain a significant non-cash expense in the future, given the capital-intensive nature of its business.

	For the year Ended December 31,
Direct Costs $ for	2017	2018	2019
Employee costs & benefits	1,518,794	2,808,702	3,074,727
Depreciation	692.528	5,716,063	5,785,745
Spares and consumables	50,891	592,471	788,792
Insurance	31,304	377,053	323,702
Other expenses	2,292	113,071	229,499
Total Direct Costs	2,295,809	9,607,360	10,202,465

Year ended December 31, 2017 Compared to Year ended December 31, 2018

Direct costs increased by 318.5% from $2.3 million in 2017 to $9.6 million in 2018 as a result of Phase I facilities becoming commercially operational in the First Quarter of 2018.

The most significant component of direct costs is depreciation which increased from $0.7 million in 2017 to $5.7 million because construction of Phase I facilities was completed in the Fourth Quarter of 2017 and thus depreciation for the facilities was only recorded for 43 days in 2017 but for was recorded for the full year in 2018.

Employee costs & related benefits increased by 84.9% from $1.5 million in 2017 to $2.8 million in 2018 due to, amongst other things, additional employees associated with the commencement of Phase I operations in 2018 as compared to 2017 when the plant was under construction for the first 11 months of the year, though the operations staff was mobilized beginning in June 2017 for training etc. so that there would not be any loss of hours and to ensure enhanced productivity once Phase I went operational.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

Direct costs increased by 6.2% from $9.6 million in 2018 to $10.2 million in 2019 primarily because we operated Phase I at full storage capacity for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018.

Though the total direct costs were consistent with just 6.2% increase, at individual expense category level Employee costs & related benefits increased by 9.5% from $2.8 million in 2018 to $3.1 million in 2019 due to, amongst other things, an increase in number of staff and also increase in the charges fir outsourced staff.

As depreciation is on a straight-line basis, it remained almost the same with a minor increase of 1.2% and that was primarily due to the purchase of some furniture and other assets that were capitalized in 2019. Spares and Consumables increased by 33.1% from $0.59 million in 2018 to $0.79 million in 2019 and other expenses which mainly consist of maintenance contracts and various plant related licenses increased by 103% from $0.11 million in 2018 to $0.23 million in 2019. Both of these increases are primarily due to the Phase I facility operating at full capacity throughout the year in 2019 plus also a petty component of cost increase.

Gross (Loss) Profit

Year ended December 31, 2017 Compared to Year ended December 31, 2018

Following a gross loss of $2.2 million in 2017, BPGIC had a gross profit of $26.2 million in 2018. The transition from gross loss to gross profit is primarily attributable to the Phase I facility becoming operational from the First Quarter of 2018.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

Following a gross profit of $26.2 million in 2018, BPGIC had a gross profit of $33.9 million in 2019. Revenue increased by $8,246,106 and Direct Costs increased by $595,105 resulting in an overall increase in Gross Profit of $7,651,001 for 2019 over 2018. The increase is primarily attributable to the fact that in the First Quarter of 2018, we began commercial operations of Phase I facilities at reduced storage capacity with no ancillary services to further test systems and make necessary adjustments. In the Second Quarter of 2018, we began operating at full storage capacity with complete ancillary services.

Listing Expenses

The Company’s listing expenses are of one-time non-recurring nature and will only impact the 2019 financial statements as the Company listed on Nasdaq in 2019.

For the year Ended December 31,
Listing Expenses $	2019
Fair value of 10,869,719 Ordinary Shares (including 1,552,500 Founder Escrow Shares) Issued to Twelve Seas at $10.49 per share	114,023,352
Fair value of 21,229,000 warrants at $0.80 per Warrant	16,983,200
Net Liability of Twelve Seas at Business Combination	680,081
Total Value of Consideration	131,686,633
Less
Proceeds received Post Merger Twelve Assets (Cash)	(33,064,615)
Listing Expenses Total (Non – Cash) – IFRS 2	98,622,019
Listing Expenses Total (Cash)*	3,151,858
Total Listing Expenses	101,773,877

*	Listing Expenses Total (Cash) represents promissory note of USD 1.5 million, fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the Group’s listing on the US market.

As per IFRS 2, the Ordinary Shares distributed at the time of Business Combination are valued at the fair value which was $10.49 as on December 19, 2019 and the fair value of the warrants is calculated at $0.80 per warrant. The difference between the fair value of the Ordinary Shares and warrants issued and the fair value of the net assets received amounting $98.62 million have been recognized as a listing expense. This is the primary reason for the substantial increase in indirect expenses and corresponding reduction in net profits resulting into a net loss of $76.6 million during 2019.

General and Administrative Expenses

The Company’s general and administrative expenses include costs not directly attributable to the operations of the BPGIC Terminal and consist primarily of compensation costs for its executive, financial, human resources, and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, recruiting, travel, rent and advertising.

	For the year Ended December 31,
General & Administrative Expenses $	2017	2018	2019
Employee costs	287,481	1,178,919	1,471,974
Consultancy expenses	54,529	337,491	535,275
Recruitment expenses	53,912	33,362	1,360
Travel and related expenses	16,544	11,515	52,506
Short-term leases	43,380	22,325	10,346
Advertisement, subscriptions & Committee Expenses	37,223	116,495	131,494
Printing and stationery	12,636	22,713	25,954
License costs	22,872	19,249	15,502
Communication expenses	9,379	19,773	35,465
Other expenses	36,310	267,418	326,108
Total G&A Expenses	574,266	2,029,260	2,608,984

Year ended December 31, 2017 Compared to Year ended December 31, 2018

General and administrative expenses increased by 253.4% from $0.6 million in 2017 to $2.0 million in 2018. The increased expenses consisted primarily of $1.2 million in employee costs and related benefits, with the balance of the increase attributable to consultancy, recruitment and other working capital expenses. Employee costs increased in 2018 because of an increased headcount including appointments of a CFO, Finance Manager, Legal Secretary, FP&A Manager.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

General and administrative expenses increased by 28.6% from $2.0 million in 2018 to $2.6 million in 2019. The increased expenses consisted primarily of employee costs and related benefits had a jump by 24.9% from $1.2 million in 2018 to $1.5 Million in 2019. This was mainly due to increase in salaries of various staff in addition to bonus to some staff. Further, during 2019, there was some employee turnover that resulted in some employees with higher compensation than prior staff.

There was an increase in consultancy expenses by 58.6% from $0.34 million in 2018 to $0.54 million in 2019. This was mainly attributable to increase in Statutory Audit fees and lawyers’ fees pertaining to drafting of an offtake agreement with BIA plus other professional fees in terms of legal opinions in normal course of business.

There is also an increase of 21.9% in other expenses from $0.27 million in 2018 to $0.32 million in 2019. This increase relates to committee expenses paid for or provided to board members of $0.07 million in 2019 which was nil in 2018.

Finance Costs

The Company’s finance costs consist of amortization of lease liability interest and interest expense under its Financing Facilities (as defined below).

The Phase I & II Land Lease entered into in March 2013 has an initial term of 30 years, which is extendable for another 30 years. The Company has concluded that it has the right to use of the land and, accordingly, recorded a lease liability in accordance with IFRS 16. Given the Company’s use of the land, it is reasonably certain that it will continue to lease the land until the end of lease period (i.e. 60 years) and, accordingly, the lease rental amounts cover a period up to 60 years and are discounted at the rate of 9.5% as the incremental borrowing rate of the Company over 60 years.

	For the year Ended December 31,
Finance Cost ($) for	2017	2018	2019
Interest on lease liability	318,957	1,387,612	1,412,796
Finance costs on term loan & Bank Charges	647,969	5,564,311	4,317,739
Total Finance Cost	966,926	6,951,923	5,730,535

Year ended December 31, 2017 Compared to Year ended December 31, 2018

Finance costs increased from $1.0 million in 2017 to $7.0 million in 2018. In 2018, finance costs consisted almost entirely of $5.6 million in finance costs on term loans under the Phase I Financing Facilities and $1.4 million in interest on lease liability.

During 2017, the interest on lease liability and interest on term loans during the repayment period were capitalized and added to the cost of construction of the Phase I facility and, as a result, the finance costs recorded within the Company’s statement of comprehensive income for the year ended December 31, 2017 were only for the period from November 19, 2017, the date on which Phase I was ready for its intended use, through December 31, 2017. For the year ended December 31, 2018, the majority of finance costs accrued over the period were recorded within the statement of comprehensive income resulting in the high variance between finance costs for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Year ended December 31, 2018 Compared to Year ended December 31, 2019.

Finance costs reduced by 17.6% from $7.0 Million in 2018 to $5.7 Million in 2019. In 2018, finance costs consisted almost entirely of $5.6 million in finance costs on term loans under the Phase I Financing Facilities which has reduced to $4 Million in 2019. This is mainly because during the period July 2018 there was a decrease in bank borrowing rates to EIBOR + 3% on loans from earlier EIBOR + 3.5% with minimum 5.5%. Also with payment of principal there is reduction in Principal which results into decrease of interest amount on loans. There is $1.4 million in interest on lease liability that is almost same in both the years 2018 and 2019.

Net Profit

Year ended December 31, 2017 Compared to Year ended December 31, 2018

Following a net loss of $3.7 million in 2017, BPGIC had a net profit of $16.1 million in 2018. The transition from net loss to net profit is primarily attributable to the Phase I facility becoming operational in the First Quarter of 2018.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

As a consequence of the accounting for the Business Combination described above, there was a decrease in Net profit from $16,060,652 (45% of Revenue) in 2018 to a net loss of $76,558,663 in 2019. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the Cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on Nasdaq in 2019.

Adjusted EBITDA

We define Adjusted EBITDA as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation, listing expenses and net change in the value of derivative financial instruments. In addition to non-cash items, we have selected items for adjustment to EBITDA which management feels decrease the comparability of our results among periods. These items are identified as those which are generally outside of the results of day-to-day operations of the business. Except for listing expenses, these items are not considered non-recurring, infrequent or unusual, but do erode comparability among periods in which they occur with periods in which they do not occur or occur to a greater or lesser degree.

Note About Non-IFRS Financial Measures

Our Adjusted EBITDA improved from negative $2.1 million for the year ended December 31, 2017 to $29.9 million for the year ended December 31, 2018 because of operations during the year 2018.

Our Adjusted EBITDA improved from $29.9 million (83.48% of revenue) for the year ended December 31, 2018 to $37.1 million (84.1% of revenue) for the year ended December 31, 2019 and as explained earlier we have added back the one-time listing expenses of $101.8 million to net loss to provide what we believe is a better comparison and evaluation of Adjusted EBITDA.

Adjusted EBITDA is not a financial measure presented in accordance with IFRS. Adjusted EBITDA should not be considered in isolation or as a substitute for or superior to analysis of our results, including net income, prepared in accordance with IFRS. Because Adjusted EBITDA is a non-IFRS measure, it may be defined differently by other companies in our industry, our definition of this Non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing the utility. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present Adjusted EBITDA as a supplemental performance measure because we believe that the presentation of this non-IFRS financial measure will provide useful information to investors in assessing our financial condition and results of operations. Profit (loss) is the IFRS measure most directly comparable to Adjusted EBITDA. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Some limitations of Adjusted EBITDA are:

●	Adjusted EBITDA does reflect finance costs of, or the cash requirements necessary to service interest on our debts; and

●	Adjusted EBITDA excludes depreciation and although these are non-cash charges, the assets being depreciated may have to be replaced in the future.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable IFRS measure, understanding the difference between Adjusted EBITDA and profit (loss) and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable IFRS financial measure for the various periods:

	For the Year Ended December 31,
	$2017	2018	2019
Profit (loss) for the year/ period	(3,747,408)	16,060,652	(76,558,663)
Adjustments for
Depreciation charge	692,528	5,716,063	5,785,745
Finance costs	966,926	6,951,923	5,730,535
Listing Expenses	-	-	101,773,877
Net changes in fair value of derivative financial instruments	-	1,190,073	328,176
Total Adjustments	1,659,454	13,858,059	113,618,333
Adjusted EBITDA	(2,087,954)	29,918,711	37,059,670
Revenues	89,593	35,839,268	44,085,374
Adjusted EBITDA % of Revenues	-	83.48%	84.06%

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our capital requirements have primarily been for capital expenditures related to the development of Phase I and Phase II, debt service, operating expenses, and shareholder distributions. Historically, we have funded our capital requirements through the Financing Facilities and equity contributions. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through the business combination and future borrowings. To the extent we choose to seek additional financing in the future (whether for development, acquisition opportunities as they arise or the refinancing of the Financing Facilities when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt financing from banks and the capital markets.

On December 31, 2018, we had a bank overdraft position due to ongoing discussions with our bank regarding the restructuring of our loan facilities, and on December 31, 2019, we had cash of $19.8 million. As of December 31, 2019, we had (i) the Phase I Financing Facility, a term loan facility for an aggregate amount of $84.6 million which we primarily used to fund a portion of the construction cost of the Phase I facility, (ii) the Phase I Admin Building Facility, a term loan facility for an aggregate of $11.1 million which we primarily used to fund a portion of the construction cost of an administrative building in Fujairah, (iii) the Phase I Short Term Financing Facility, a term loan facility for an aggregate of $3.5 million which we primarily used to settle certain accrued interest on the Phase I Financing Facility, and (iv) the Phase II Financing Facility, a term loan facility for up to an aggregate of $95.3 million. Each facility is a Sharia compliant financing arrangement. As of December 31, 2019, we had $78.4 million outstanding under the Phase I Financing Facility ($82.2 Million as on December 31, 2018), $8.0 million outstanding under the Phase I Admin Building Facility ($10.1 million as on December 31, 2018), Nil outstanding under the Phase I Short Term Financing Facility as this was completely paid out and settled during 2019 ($2.4 Million as on December 31, 2018) and no borrowings outstanding under the Phase II Financing Facility.

In addition to above as a part of the business combination agreement as on December 31, 2019 with Twelve Seas an amount of $1.5 Million is due to Early Bird Capital Inc. at the end of one year from the date of the combination i.e. December 20, 2020 and an amount of $0.77 Million payable to Sponsors of Twelve Seas in two parts, $0.27 Million by January 31, 2020 (already paid as on date of this document) and $0.5 Million by June 30,2020. This amount is non-interest bearing and non-collateral. These 2 amounts totaling to $2.27 million (Nil as on December 31, 2018) is shown as short term debt commitment at Consolidated Entity level in addition to above term loan facilities from bank.

Cash Flows for the Years Ended

The following table summarizes our cash flows from operating, investing and financing activities in $.

	2017	2018	2019
Operating Activities	(2,252,917)	27,896,721	53,414,352
Investing Activities	(21,924,553)	(271,403)	(60,355,262)
Financing Activities	24,319,059	(31,617,070)	30,479,378
NET INCREASE (DECREASE) IN CASH	141,589	(3,991,752)	23,538,468

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2018 of $27.9 million compared to net cash used in operating activities of $2.3 million for the year ended December 31, 2017, primarily due to operating cash flow from the Phase I facility which became commercially operational in 2018.

Net cash provided by operating activities for the year ended December 31, 2019 was $53.4 million compared to net cash provided in operating activities of $27.9 million for the year ended December 31, 2018. There was a net loss reported for $76.6 million in 2019, this was due to listing expense of $101.8 million. This includes non-cash listing expense of $98.6 million and a promissory note of $1.5 million which were added back to net loss for computation of cash flow from Operating Activities’. The increased operating income is primarily attributable to our operation of Phase I at full storage capacity for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018.

In addition to above the increase in Trade receivables were in line with 2018, however the increase in accruals and payables is due to the construction of Phase II.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 decreased to $0.3 million from $21.9 million for the year ended December 31, 2017, primarily due to the completion of the Phase I facility in early 2018 without a ramp-up in cash used for Phase II during the year. Net cash used in 2017 consisted primarily of $22.5 million relating to the construction of the Phase I facility which was completed on November 19, 2017.

Net cash used in investing activities for the year ended December 31, 2019 increased to $60.4 million from $0.3 million for the year ended December 31, 2018, primarily due to the construction of Phase II facility in 2019. Net cash used in 2019 consisted primarily of $21.7 million being the balance from the advance paid to contractor of Phase II and remaining $39.0 million relating to the construction of the Phase II facility which is expected to be completed by the Fourth Quarter of 2020.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2018 was $31.6 million as compared to net cash provided by financing activities of $24.3 million for the year ended December 31, 2017, primarily due to an increase in distributions to shareholders, increase in payments of interest and principal, and a reduction of additional borrowings. For the year ended December 31, 2018, net cash used in financing activities consisted primarily of $25.0 million in distributions to shareholders, $7.2 million in interest payments, and $3.5 million in principal repayments, partially offset by $4 million in proceeds from term loans. For the year ended December 31, 2017, net cash provided by financing activities consisted primarily of $16.7 million in proceeds from term loans and $11.2 million in proceeds from shareholder contributions, partially offset by payments of $3.4 million of interest and $0.1 million of financing transaction costs.

Net cash generated by financing activities for the year ended December 31, 2019 was $30.5 million as compared to net cash used for financing activities of $31.6 million for the year ended December 31, 2018. This was primarily due to an increase in capital from the Business Combination with Twelve Seas in the amount of $33.1 million and $23.3 million injected by related parties of the consolidated entity. An amount of $8.4 million was used for repayment of principal on Financing Facilities and $1.5 million towards payment of interest on Financing Facilities. Further, an amount of $13.6 million was paid to certain pre-Business Combination shareholders as a portion of 40% Cash Election resulting in a net cash position from Financing of $30.5 Million.

Working Capital

Year Ended December 31, 2019

As of December 31, 2019, BPGIC had negative working capital of $57.0 million Compared to a negative $108.5 million in 2018. This was due to the following:

a.	During the year 2019 there was a capital accrual in the amount of $31.6 million calculated based on the percentage of completion of the Phase II Terminal as of December 31, 2019. There was an advance paid to contractors in the amount of $21.7 million which was classified as a non current asset under Advances to contractors and hence does not form a part of working capital computation.

b.	There is an amount of $17.1 million payable to the contractor and project manager as of December 31, 2019 contributing to an increase in Accounts payable.

c.	The cash position also decreased to the extent of $13.6 million as a result of cash election clause in the business combination agreement paid to certain pre-Business Combination shareholders of BPGIC wherein they had an option to opt either for shares or cash and wherein they opted for cash. This reduced the bank balance having direct impact on the cash in hand position with reduction in Current assets.

Year Ended December 31, 2018

Under the Phase I Financing Facilities, BPGIC was subject to certain covenants requiring amongst other things, the maintenance of:

(i)	a minimum debt service coverage ratio (“DSCR”) of 150% at all times and if the ratio decreases to 120% or less, it results in an event of default; and

(ii)	an amount equivalent to one quarterly instalment including interest in a debt service reserve account (“DSRA”) at all times.

As of December 31, 2018, BPGIC had negative working capital of $108.5 million. This was due to the following:

a.	During the year there was a net cash outflow of $25.0 million to the shareholders from its operating cash flow and another $10.7 million cash outflow for loan repayment.

b.	In 2018, BPGIC was in discussions with the lender to restructure the Phase I Financing Facilities on more favorable terms in line with the current market rates and lending criteria. As of December 31, 2018, discussions were still in progress, and a payment in the amount of $3.8 million was due to the bank as an installment payment consisting of $2.7 million in principal repayment and $1.0 million in interest. As discussions were ongoing, the payment was processed from BPGIC’s bank account creating an overdraft in its current bank account, which was reflected as the bank overdraft in the December 31, 2018 statement of financial position.

In addition to the circumstances described in subparagraph b above, BPGIC did not comply with the first and second covenant listed above. Even though the lender did not declare an event of default under the Phase I Financing Facilities, the lender could have done so as a result of the breach of the covenants described above and could have required immediate repayment of the amounts outstanding. Accordingly, the December 31, 2018 statement of financial position classifies all of the Company’s bank loans as current liabilities. The Company’s lender has not requested any immediate repayment of these loans and the loan agreements have been amended on September 10, 2019 and subsequently on December 30, 2019 and June 15, 2020, including revised repayment schedules. (Please refer to note 13 of BPGIC’s financial statements as of December 31, 2017 and 2018 for further information).

Year Ended December 31, 2017

As of December 31, 2017, the Company had negative working capital of $100.5 million. This was due to the following:

a.	During the year 2017, BPGIC had no operating income which is a primary requirement for computing DSCR. Further, the Phase I Construction Facilities were not fully drawn which is a primary requirement for determining the amount of one quarterly installment including interest to be placed in the DSRA. As such, BPGIC did not comply with the DSCR and DSRA covenants.

b.	These breaches constituted an event of default and could have resulted in the lender requiring immediate repayment of the amounts outstanding. Accordingly, the Company has classified the entire amount outstanding of $94.2 million as of December 31, 2017 as a current liability based on the non-compliance.

Capital Expenditures

In 2019, we made capital expenditures of $87.3 million ($2 Million in 2018) including advance paid to contractor and this is primarily in connection with construction of Phase II. These expenditures were financed by cash from operations and cash injected by the shareholders.

Our additional capital expenditures during 2020 are expected to be approximately $79.3 million, which we expect to fund primarily through cash from operations, shareholder contributions, the proceeds of the Business Combination, and drawdowns on the Phase II Financing Facility. These planned capital expenditures will consist primarily of expenditures related to the construction of the Phase II facility.

Debt Sources of Liquidity

Current ($)	Terms	Due	Dec-17	Dec-18	Dec-19
Term loan (1) - Phase I Loan	3 month EIBOR + 3% margin	2020	83,424,947	82,245,595	10,135,939
Term loan (2) - Admin Building Loan	3 month EIBOR + 3% margin	2020	10,738,804	10,165,703	2,138,248
Term loan (3) - Short Term Loan	2 month EIBOR + 2% margin	2020	-	2,380,790	-
Term loan (4) - Promissory Note Early Bird Inc.	Non-Interest Bearing	2020	-	-	1,500,000
Term Loan (5) - Promissory Note Twelve Seas Sponsors	Non-Interest Bearing	2020	-	-	765,000
			94,163,751	94,792,088	14,539,187
Non Current ($)
Term loan (1)	3 month EIBOR + 3% margin	Jul-30	-	-	68,271,743
Term loan (2)	3 month EIBOR + 3% margin	Jul-23	-	-	5,889,207
			-	-	74,160,950
Total Loan as on			94,163,751	94,792,088	88,700,137

As of December 31, 2019, BPGIC was in compliance with the terms of its Financing Facilities. However, BPGIC was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Company’s Phase I Financing Facilities at all times during the year ended December 31, 2019.  Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

On September 10, 2019, the Company entered into an agreement with its lender to amend the Phase I Construction Facility. The principal and accrued interest of $5,494,063 outstanding under this facility as of July 31, 2019 as per the original repayment schedule became due on November 30, 2019. The Phase I Construction Facility became payable in 45 instalments starting October 31, 2019 with final maturity on July 30, 2030. The Phase I Admin Building Financing Facility and the Phase I Short Term Financing Facility were not amended as part of the September 10, 2019 agreement to amend the Phase I Construction Facility. Subsequent to December 31, 2018 the Company had repaid $5,646,206 due under the Phase I Admin Building Facility and the Phase I Short Term Financing Facility. As such, all instalments related to Phase I Admin Building Facility and the Phase I Short Term Financing Facility due under the original repayment schedules up to September 10, 2019 were repaid. In addition, the Company agreed to assign to the lender all proceeds from the operation of the tanks and to pre-settle by December 31, 2019 AED 100,000,000 (($27,225,701) translated using the exchange rate as of December 31, 2019) of principal under the Phase I Construction Facilities from the proceeds received from the Business Combination. A payment of principal and interest due on October 31, 2019 under the Phase I Financing Facilities was not paid in full as a result of recent discussions between the Company and the lender pertaining to more favorable financing terms. This partial non-payment was an event of default, but, as in the past, the lender did not declare an event of default. A payment of principal and interest due on November 30, 2019 under the Phase I Financing Facilities was not paid as a result of recent discussions between BPGIC and FAB pertaining to more favorable financing terms.

On December 30, 2019, BPGIC and FAB agreed to amend the Phase I Construction Facility to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 would be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 would be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

The terms of the Phase I Admin Building Financing Facility remained unchanged.

Note on Breach of Covenant for 2017 & 2018:

Under the Phase I Financing Facilities, the Company is subject to certain covenants requiring amongst other things, the maintenance of:

(i)	a minimum debt service coverage ratio of 150% at all times and if the ratio decreases to 120% or less, it results in an event of default; and

(ii)	an amount equivalent to one quarterly instalment including interest in a debt service reserve account at all times.

As of December 31, 2018:

The Company did not maintain a DSRA account and was not in compliance with the minimum debt service coverage ratio resulting in a breach of debt covenants requirement described above. Even though the lender did not declare an event of default under the loan agreement, these breaches constituted an event of default and could have resulted in the lender requiring immediate repayment of the loan. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the lender, the December 31, 2018 statement of financial position classifies all of the Company’s bank loans as current liabilities. The Company’s lender has not requested any immediate repayment of these loans and the loan agreements have been amended on September 10, 2019 and subsequently, on December 30, 2019 and June 15, 2020, including revised repayment schedules.

As December 31, 2017:

During the year 2017, BPGIC had no operating income which is a primary requirement for computing DSCR. Further, the Phase I Construction Facilities were not fully drawn which is a primary requirement for determining the amount of one quarterly installment including interest to be placed in the DSRA. As such, BPGIC did not comply with the DSCR and DSRA covenants. These breaches constituted an event of default and could have resulted in the lender requiring immediate repayment of the amounts outstanding.

Phase I Construction Facility

In 2014, the Company obtained the Phase I Construction Facility, a secured Sharia compliant financing arrangement, in an aggregate amount of $84.6 million from FAB (as successor to National Bank of Abu Dhabi PJSC) to partially finance construction of Phase I. The loan has a notional amount of $84.6 million. During the year ended December 31, 2018, the Company drew down an additional $0.6 million from this facility. The loan was originally repayable in 48 quarterly instalments beginning 27 months after start of construction with final maturity not later than March 31, 2028 and is stated net of prepaid finance cost of $0.6 million.

In 2018, the Company entered into an agreement to amend the Phase I Construction Facility to provide that the facility is now to be repayable in 48 quarterly installments starting October 2018 with final maturity in July 2030. As amended, the facility has an interest rate equal to 3 month EIBOR + 3% as compared to interest at 6 month EIBOR + 3.5% previously.

On September 10, 2019, the Company entered into a restructuring agreement with FAB to amend the Phase I Construction Facility. As a result of the September 10th amendment, the Phase I Construction Facility became payable in 45 instalments starting October 31, 2019 with final maturity on July 30, 2030. One of the instalments of the Phase I Construction Facility included a one-time lump sum repayment of $5.7 million, which represented the cumulative instalments including interest outstanding from periods prior to this amendment of $5.5 million and an amendment fee of $0.2 million. All securities and covenants under the original Phase I Financing Facilities remained in effect under the amended agreements. Under the amended agreements, the Phase I Construction Facilities are also secured by assignment of the proceeds from operation of the tanks. In addition, the pre-Business Combination owners of BPGIC committed to partially pre-settle by December 31, 2019 AED 100 million ($27.2 million — translated using the exchange rate as of December 31, 2019) of the Phase I Construction Facilities from the proceeds of the Business Combination.

On December 30, 2019, BPGIC and FAB agreed to amend the Phase I Construction Facility (as defined in the Form F-4) to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 will now be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 will now be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

BPGIC did not comply with the terms of the Phase I Construction Facilities as amended on December 30, 2019. A payment of principal and interest of $6.6 Million for the Phase I Construction Facility due on February 28, 2020 was not paid. Payments of principal and interest totaling $2.2 million for the Phase I Construction Facility due on April 30, 2020 were not made. The Debt Service Reserve Account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum Debt Service Coverage Ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but, as in the past, the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into the June 15 Phase I Construction Facilities Amendment, an agreement with its lender to amend the Phase I Construction Facilities.

Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that requires BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 Million
July 31, 2020	$3.62 Million
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$1.01 Million
November 30, 2020	$0.14 Million
December 31, 2020	$3.87 Million
Total	$11.9	Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC will make quarterly payments of approximately $1.77 Million

Testing of the Debt Service Ratio Covenant will start on December 31, 2020 and will be conducted on each subsequent payment date. A Debt Service Reserve Account containing at least 1 quarter of debt service amounts must be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repays all liabilities owed under the Phase I Construction Facilities. BPGIC pledged the account to the lender as security for the Phase I Construction Facilities. BPGIC, The Company and BPGIC Holdings undertook to have no other bank accounts except for the one that is the Debt Service Reserve Account until the Phase I Construction Facilities are repaid and to route all funds through the Debt Service Reserve Account. BPGIC further granted the lender a non-possessory mortgage over the Phase I Customer Agreement as security for the Phase I Construction Facilities.

Also pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021;

There is no change in the final maturity of Phase I Construction Facility which is July 30, 2030. BPGIC will pay FAB a transaction service fee of $0.14 million in connection with the June 15 Phase I Construction Facilities Amendment,.

The security granted also includes the Phase I oil storage tanks, pledges over the earnings, an assignment of contracts, and a commercial mortgage over equipment of BPGIC including oil storage tanks. The financiers are entitled to enforce their security if there is an event of default under the financing documents which is continuing. The facility contains customary covenants and events of default, including covenants that may limit BPGIC’s ability to incur additional indebtedness and create liens, and covenants that limit BPGIC’s ability to consolidate, merge or dispose of all or substantially all of its assets.

Phase I Admin Building Facility

In 2017, the Company obtained the Phase I Admin Building Facility, a secured Shari’a compliant financing arrangement, in an aggregate total commitment amount of $11.1 million from FAB for the construction of an administrative building in Fujairah. The loan has a notional amount of AED 40.8 million. The Company drew down a total of $10.8 million on this facility during 2017. The loan was originally repayable over a maximum of 20 quarterly instalments starting after a 6 months’ grace period commencing in April 2017 and is stated net of prepaid finance cost of $0.1 million. The loan was drawn down in AED.

In 2018, the Company entered into an agreement to amend the Phase I Admin Building Facility. The facility is now repayable in over a maximum of 20 quarterly installments starting in October 2018 with final maturity in July 2023.As amended, the facility has an interest rate equal to 3 month EIBOR + 3% as compared to interest at 3 month EIBOR + 3.5% previously.

BPGIC did not comply with the terms of the Phase I Admin Building Facility as amended on December 30, 2019. A payment of principal and interest totaling $0.5 million for the Phase I Admin Building Facility due on April 30, 2020 was not made. The Debt Service Reserve Account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum Debt Service Coverage Ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but, as in the past, the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into the June 15 Phase I Construction Facilities Amendment to amend the Phase I Admin Building Facilities.

Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Admin Building Facility that requires BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$0.41 Million
November 30, 2020	$0.14 Million
December 31, 2020	$0.80 Million
Total	$1.63	Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2023, BPGIC will make quarterly payments of approximately $0.54 Million.

Also pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

There is no change in the final maturity of Phase I Admin Building Facility which is July 31, 2023. BPGIC will pay FAB a transaction service fee of $0.14 million in connection with the June 15 Phase I Construction Facilities Amendment.

The security granted also includes the Phase I oil storage tanks and the administrative building, an assignment of rental income generated from our administrative building in Fujairah, an advance payment guarantee and a performance guarantee. The financiers are entitled to enforce their security if there is an event of default under the financing documents which is continuing. The facility contains customary covenants and events of default, including covenants that limit BPGIC’s ability to incur additional indebtedness and create liens, and covenants that limit BPGIC’s ability to consolidate, merge or dispose of all or substantially all of its assets and enter into transactions with affiliates.

Phase I Short Term Financing Facility

In 2018, the Company obtained the Phase I Short Term Financing Facility, a secured Shari’a compliant financing arrangement, with the bank to settle accrued interest on the Phase I Construction Facility in an aggregate amount of $3.5 million. The loan is denominated in UAE currency and is notionally AED 13.0 million in amount. The new LME Murabaha facility carries interest at 1 month EIBOR + 2% margin and is repayable in 15 equal monthly installments commencing from date of disbursement. The security granted includes the security granted for the Phase I Construction Facility, the Phase I Admin Building Facility. The financiers are entitled to enforce their security if there is an event of default under the financing documents which is continuing. The facility contains customary covenants and events of default, including covenants that limit BPGIC’s ability to incur additional indebtedness and create liens, and covenants that limit BPGIC’s ability to consolidate, merge or dispose of all or substantially all of its assets and enter into transactions with affiliates. This facility was fully paid as of December 31, 2019.

Note on Going Concern

As of 31 December 2018, the Group had not paid USD 3.7 million of principal and accrued interest that was due under the Group’s Phase I Financing Facilities. Also, as of 31 December 2018, the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of 31 December 2018, the Group has classified its debt balance of USD 94.8 million as a current liability.

On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on 31 December 2019 the Group was in compliance with the amended facility agreement. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 57 million.

Subsequent to the year end, the Group defaulted on its commitments under its term loans and the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreement. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

On 15 June 2020, the Group entered into an agreement with its lender to amend its Phase I Financing Facilities (note 15). The Group will have to pay principal and accrued interest of USD 8.8 million in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. Term loan (1) and Term loan (2) is now payable in 46 and 16 instalments respectively starting 30 June 2020 with final maturity on 31 July 2030 and 31 July 2023, respectively.

During 2018, the Group signed a sales agreement for phase 2 to provide storage and ancillary services to an international commodity trading company, which was novated to a new party during the year. Phase 2 operations are scheduled to start in fourth quarter of 2020 and management expects this will generate significant operating cash flows. The Group is in receipt of a loan facility letter date 15 October 2018 from a lender. The Group intends to draw down from this facility to finance the payments due to the contractor in respect of Phase 2 construction in the third quarter of 2020. The ability of the Group to draw down on this facility is contingent upon a number of conditions agreed in the facility letter which will need to be assessed and approved by the bank prior to the disbursement of funds.

Based on the above noted, management has considered the going concern status of the Group and believes there to be a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s forecasts the capital expenditure requirements for phase 2 and debt servicing as described above will be funded by cash generated through the ongoing operations and further drawdowns from approved loan facilities. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s financial statements. Accordingly, there is significant doubt that the Group will be able to pay its obligations as they fall due and this significant doubt is not alleviated by management’s plans.

The financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

Phase II Financing Facility

During the year 2018, the Company obtained a new facility, the Phase II Financing Facility, from a commercial bank in the UAE amounting to $95.3 million (AED 350.0 million) to partially finance the construction of Phase II. The new facility carries interest at 3 month EIBOR + 3% margin.

The Phase II Financing Facility is secured by a mortgage on the Phase II storage tanks, step-in right to the leased land and assignment of the proceeds from operation of the tanks and insurance policies. The term loan is also secured by guarantees from Al Brooge Capital providing for Oil and Gas LLC and Emirates Investment LLC FZC.

Under the Phase II Financing Facility, the Company is subject to certain covenants requiring amongst other things, the maintenance of (i) a minimum facility service coverage ratio of 1.25:1, (ii) a participations to value ratio not exceeding 1.50:1 at all times, (iii) a participations to cost ratio not exceeding 57% at any date, and (iv) an amount equivalent to one instalment including interest in a facility service reserve account at all times or in the event of an initial public offering, the amount should be equivalent to the next two instalments including interest. The facility service coverage ratio is calculated as revenues minus expenses from the Phase II storage tanks divided by the current debt commitments on the Phase II Financing Facility including interest. The participations to value ratio at any date is calculated as total debt commitments on the Phase II Financing Facility as of that date divided by the most recent valuation of the Phase II storage tanks. The participations to cost ratio at any date is calculated as the total debt commitments on the Phase II Financing Facility as of that date as a percentage of the sum of actual constructions costs plus project expenses paid as of that date on the Phase II storage tanks.

The Phase II Financing Facility includes an initial condition precedent that requires evidence of initial equity contribution by the Company towards the Phase II storage tanks before the loan facility can be utilized. The Company has not made any drawings on the Phase II Financing Facility as of the date of issuance of these financial statements.

TREND INFORMATION

Stable Revenue & Margins

The Company began operation of the Phase I facility in December 2017 at reduced capacity while management undertook tests of the facility. As a result, the Phase I facility did not begin operating at full capacity, or performing ancillary services until April 2018. Since the Phase I facility became fully operational, BPGIC’s revenue, and revenue split between storage fees and ancillary services fees, have been relatively stable. This stability is largely attributable to the fixed storage fees, and relatively stable usage history we have experienced from our Initial Phase I End User. As a result, since commencing full operations from April 2018 through December 2019, the company has operated at fairly stable margins, averaging around 50.0% net margin in absence of onetime Non-cash listing expenses.

Management expects the Company’s operating margins to remain stable until the commencement of operations by the proposed BIA Refinery and the Phase II facility. In both cases, management anticipates margins will increase over a short period and then remain stable again at the higher levels.

Diversify Operations and Reduce Customer Concentration

In March 2019, BPGIC partnered with Sahara to develop and operate a modular refinery within the BPGIC Terminal with minimal capital expenditure by BPGIC. Under the terms of the parties agreement, Sahara would finance and arrange the development, construction and commissioning of a modular refinery capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel with initial production capacity of 24,000 b/d.

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development project to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement, a new agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd operated by BPGIC. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the refinery. The parties subsequently agreed to extend the deadline for their negotiation of the Refinery Operations Agreement to August 4, 2020. Once operational, the BIA Refinery will diversify operations.

In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. Pursuant to the Super Major Agreement, BPGIC leased this capacity to the Super Major. The Super Major is required to pay a monthly fixed storage fee to lease its storage capacity at Phase I. The Super Major paid the storage fee for the initial six month term of the Super Major Agreement up front. The Super Major Agreement is renewable for an additional six months with the mutual agreement of the parties. The Super Major Agreement has reduced some of the Company’s customer concentration risk and the Company will look to further diversify its customer base going forward

Completion of Phase II

The Company expects the construction of Phase II to be completed in 2020. The Company plans to focus Phase II’s operations primarily on the storage and blending of crude oil and thereby capitalize on the demand for crude oil storage. The Company expects to generate additional revenues and expenses in connection with Phase II’s operations. Similar to the commencement of operations for Phase I, the Company may initially commence operations of Phase II in accordance with certain required safety measures and ramp up utilization of its storage capacity and ancillary services over time to mitigate any potential operational risks. This would impact the amount of storage and ancillary service fees the Company would earn during the first quarter of operations under the Phase II Customer Agreement.

Contractual Obligations

As of December 31, 2019	Total	<1 year	1-3 years	3-5 years	>5 years
Contractual Obligations	-	-	-	-	-
Term Loans	89,257,873	14,542,038	18,432,856	15,732,897	40,550,082
Lease Payments	225,749,200	2,359,590	4,861,699	5,058,111	213,469,800
Total	312,741,809	14,636,364	23,294,555	20,791,008	254,019,882

Off Balance Sheet Commitments and Arrangements

The Company does not have any off balance sheet commitments and arrangements.

Inflation

Inflation in the UAE has not materially affected our results of operations in recent years. Although we have not been affected by inflation in the past, we may be affected if any of the countries in which we do business now, or in the future, experience high rates of inflation.

Environmental, Health and Safety

Our operations are subject to extensive international, federal, state and local environmental laws and regulations, in the UAE, including those relating to the discharge of materials into the environment, waste management, remediation, the characteristics and composition of fuels, climate change and greenhouse gases. Our operations are also subject to extensive health, safety and security laws and regulations, including those relating to worker and pipeline safety, pipeline and storage tank integrity and operations security. Because more stringent environmental and safety laws and regulations are continuously being enacted or proposed, the level of expenditures required for environmental, health and safety matters is expected to increase in the future.

The Company does not have any exposure to environmental matters as of and for the years ended December 31, 2019 and December 31, 2018

Contingencies

We are not subject to any loss contingencies as we do not have any claims or any ongoing disputes or legal suits with any of the parties. Hence we believe that there would not be any material adverse effect on our results of operations, financial position or liquidity of the company as on any of the period ends in discussion nor in future.

RELATED PARTY TRANSACTIONS

Upon consummation of the Business Combination, the board of directors adopted a code of ethics and business conduct that requires it, and its directors, officers and employees to avoid conflicts of interest, such as related party transactions, unless specifically authorized. The board of directors also adopted a related party transaction policy to govern the procedures for evaluation and authorization of related party transactions. Related party transactions, which require approval of the audit committee, are defined as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Group is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

The audit committee is responsible for reviewing and approving related party transactions to the extent the Company contemplates engaging in such a transaction. The audit committee will review all of the relevant facts and circumstances of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction. The audit committee will approve the related party transaction only if it determines in good faith that, under all of the circumstances, the transaction is in the best interests of the Company and its shareholders. The audit committee, in its sole discretion, will impose such conditions as it deems appropriate on the Company or the related party in connection with the approval of the related party transaction. No director will be permitted to participate in the discussions or approval of a transaction in which he or she is a related party, but that director will be required to provide all material information concerning the related party transaction to the audit committee.

Transactions with related parties

Movements in shareholders’ account are as follows

	2019	2018
	USD	USD

Contributions by the shareholders	77,090,648	951,539

Amounts paid on behalf of the Group by the shareholders*	1,135,484	7,850,431

Amounts paid by the Group on behalf of the shareholders	(1,647,064)	(2,296,354)

Distributions to shareholders	(53,279,016)	(29,209,289)

	23,300,052	(22,703,673)

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account is as follows:

	2019	2018
	USD	USD

At 1 January	47,717,763	70,421,436
Net contributions (distributions) during the year	23,300,052	(22,703,673)

At 31 December	71,017,815	47,717,763

Movements in Other related parties are as follows:

	2019	2018
	USD	USD

Expenses paid on behalf of related parties (note 10)	57,550	-

Due from related parties:

HBS Investments LP (shareholder)	13,388	-
H Capital International LP (shareholder)	11,056	-
O2 Investments Limited as GP (shareholder)	6,181	-
SBD International LP (shareholder)	13,760	-
SD Holding Limited as GP (shareholder)	6,984	-
Gyan Investments Ltd (shareholder)	6,181	-

	57,550	-

Key management remuneration for the year ended 31 December 2019 amounted to USD 1,160,293 (2018: USD 677,291), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

See the section titled “Item 7. Major Shareholders and Related Party Transactions — Certain Relationships And Related Party Transactions — BPGIC Related Person Transactions and Policies” for information concerning other related party transactions in which BPGIC has participated.

OTHER RISK DISCLOSURES

A.	Market Risk Disclosures

The main risks arising from the Company’s financial instruments are capital risk, interest rate risk, credit risk, currency risk and liquidity risk. The Senior Management team reviews and agrees policies for managing each of these risks which are summarized below.

B. Capital Risk

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for holders of Ordinary Shares and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of shareholders’ equity and debt, which as disclosed in the audited financial information for the period ended December 31, 2019 includes the borrowings under the Financing Facilities while excluding derivative financial liabilities.

Consistent with others in the industry, the Company monitors its debt levels including covenants contained within the Financing Facilities.

C. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks and interest bearing loans and borrowings at variable rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with other variables held constant, of the Group’s profit for one year corresponding to the impact of the floating rate borrowings for one year. The effect of the interest rate swap has been excluded from the sensitivity as the Group does not apply hedge accounting.

Effect on profit USD
2019

+40 increase in basis points	347,971

-40 decrease in basis points	(347,971)

2018

+40 increase in basis points	(381,713)

-40 decrease in basis points	381,713

D. Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2019 and 2018.

The Group has a low credit risk exposure on its trade receivables based on established policy, procedures and controls relating to customer credit risk management. Credit quality of the customer is assessed as part of contract negotiations. Outstanding receivables are regularly monitored. The Group has only one customer as at 31 December 2019 (31 December 2018: one customer).

E. Currency Risk

The Company does not have any significant exposure to currency risk as most of its contracts, cash activities and financing arrangements are denominated in $ or AED, which is the currency of the UAE and pegged to the $.

F. Liquidity Risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers projected financing requirements of the Group during the construction phase and cash projections from operations with outstanding bank facilities and outstanding bank commitments as defined under the finance documents.

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility. Refer note 2.2 for further details.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December 2019 and 31 December 2018 based on contractual undiscounted payments.

	On	Less than	3 months	1 to 5
	demand	3 months	to 1 year	years	> 5 years	Total
	USD	USD	USD	USD	USD	USD

31 December 2019

Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519

Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199

Derivative financial instruments	-	-	1,518,249	-	-	1,518,249

Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

31 December 2018

Bank overdraft	3,745,048	-	-	-	-	3,745,048

Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779

Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523

Derivative financial instruments	-	-	1,190,073	-	-	1,190,073

Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

Refer to section on Going Concern for further details on Company’s loan arrangements

G.	Operations Risk

The Company’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers - Dubai, an insurance broker. The program covers the Phase I facilities and related assets, and the liabilities of the Phase I operations and the Company. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. The Company additionally maintains local insurance, including healthcare and other insurance required by the Company’s jurisdiction.

Premiums are allocated based on the insured values, history of claims and type of risk. Management believes that the amount of coverage provided is comprehensive and appropriate for the Company’s type of business and meets the standard requirements to comply with all statutory requirements.

Critical Accounting Policies

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our audited financial information. Our audited financial statements have been prepared in accordance with IFRS. We describe our significant accounting policies in Note 2 - Significant Accounting Policies, of the Notes to Financial Statements included in this report. Of particular significance are the following policies:

Business combinations

A ‘reverse acquisition’ is a business combination in which the legal acquirer - i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition. Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer.

In this case, if the listed entity is:

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations.

As the reverse acquisition of the Company did not constitute a business combination, the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of the Company and its public listing. Accordingly, the transaction had been accounted for at the fair value of the equity instruments granted to the shareholders and warrant holders of the Company.

Management applied the following primary judgments in accounting for the reverse acquisition:

1.	BPGIC was assessed as the accounting acquirer due to majority shareholding and representatives on the board of directors.

2.	The accounting acquiree is not a business and not in scope of IFRS 3.

3.	The acquisition has been accounted for in terms of IFRS 2 which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired. has been recognised in profit and loss. Refer to note 2.5 (iii) of Financial Statements.

4.	Fair value of ordinary shares issued: Refer to note 25 of Financial Statements.

5.	The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”. Fair value of the shares in escrow: Refer to note 25 of Financial Statements.

6.	Fair value of warrants issued: Refer to note 13 of Financial Statements.

7.	Deemed share issue has been presented in the financing activities in the Statement of Cash Flows.

Revenue recognition

The Company generates revenue by charging fees for the storage, throughput and handling of fuel oil and clean products for its sole customer. Additional revenue is generated by charging fees for other ancillary services (excess throughput, heating, blending and other services).

The contract contains a lease and a service component. The lease component is accounted for under IFRS 16 and the service component is accounted for under IFRS 15. The contract has a minimum fixed monthly payment for both the lease and non-lease service components. The fixed consideration is allocated to the lease and service components based on their relative stand-alone selling price, which is based on an analysis of lease-related and service-related costs for the contract, adjusted for representative profit margins. The lease component is recognized on a straight-line basis over the term of the initial lease and the service component is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance. The contract also contains variable elements in the form of the other ancillary services. Revenue from the variable element of the contract is recognized based on the actual volumes transported, stored and processed in the period in which the services are provided. These services are generally billed the month after the services are performed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of comprehensive income (within profit and loss) in the period during which they are incurred.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work under progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property plant and equipment comprises its acquisition cost including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statement of comprehensive income (within profit and loss) as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

Buildings	25 years
Tanks	50 years
Installation (Pipeline, pumps and other equipment)	20 – 25 years
Other equipment	5 years
Right-of-use asset – Land	60 years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each financial year end to determine whether there is an indication of impairment. If any such indication exists, an impairment loss is recognized in the statement of comprehensive income (within profit and loss). For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income (within profit and loss) in the year the asset is derecognized.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Company accounts for each lease component within the contract as a lease separately from non-lease components of the contract.

The Company determines the lease term as the non-cancellable period of a lease, together with both:

a)	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

b)	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Company revises the lease term if there is a change in the non-cancellable period of a lease.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Company as a lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Company estimates the stand-alone price, maximising the use of observable information.

For determination of the lease term, the Company reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

a)	is within the control of the Company; and

b)	affects whether the Company is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

At the commencement date, the Company recognises a right-of-use asset classified within property, plant and equipment and a lease liability classified separately on the statement of financial position.

Short-term leases and leases of low-value assets

The Company has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease of 12 months or less and leases of low-value assets of $5,000 or less when new. The Company recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Right-of-use assets

The right-of-use asset is initially recognized at cost comprising of:

a)	the amount of the initial measurement of the lease liability;

b)	any lease payments made at or before the commencement date, less any lease incentives received;

c)	any initial direct costs incurred by the Company; and

d)	an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of the right-of-use asset when the Company incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Company amortises the right-of-use asset over the term of the lease. In addition the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

The lease liability is initially recognized at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses its incremental borrowing rate.

After initial recognition, the lease liability is measured by (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of the reassessment of certainty to exercise an option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Company remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Company determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review, the Company remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Company uses a revised discount rate that reflects changes in the interest rate.

The Company recognises the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognises any remaining amount of the re-measurement in the statement of comprehensive income (within profit and loss).

The Company accounts for a lease modification as a separate lease if both:

a)	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

b)	the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Critical Accounting Estimates

Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with IFRS. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates. We describe our significant accounting policies in Note 2.5 — significant accounting estimates and judgements, of the Notes to Brooge Energy Limited’s Financial Statements as of December 31, 2017, 2018 and 2019 included in this report. Of particular significance are the following estimates:

Useful lives of property, plant and equipment

The Company’s management determines the estimated useful lives of its property, plant and equipment for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Management reviews the useful lives annually and the future depreciation charge would be adjusted where management believes that the useful lives differ from previous estimates. The depreciation period of the right-of-use asset has been determined to be over the lease term on the basis that the land is expected to be used for the whole period of the lease considering the existing assets and future expansion on the land.

Discount rate used for initial measurement of lease liability

The Company, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment. The Company determined its incremental borrowing rate at 9.5% in respect of the lease liability.

Decommissioning liabilities

As part of the land lease agreement between FOIZ and the Company, the Company has a legal obligation to remove the facilities at the end of its lease term. The Company initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognized as finance cost. The Company’s operating assets generally consist of storage tanks and related facilities. These assets can be used for an extended period of time as long as they are properly maintained and/or upgraded. It is the Company’s current intent to maintain its assets and continue making improvements to those assets based on technological advances. There is no data or information that can be derived from past practice, industry practice or the Company’s intentions that could be used to make a reliable estimate of the decommissioning cost. Accordingly, the Company has not recorded a liability or corresponding asset as the amounts of such potential future costs are not reliably determinable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The board of directors of the Company is comprised of six directors.

The Company’s Amended and Restated Memorandum and Articles of Association provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an Ordinary Resolution as a matter of Cayman Islands law.

The following sets forth certain information concerning the persons who serve as the Company’s directors and the Company’s, BPGIC’s and BPGIC International’s executive officers as of June 26, 2020

Directors and Executive Officers	Age	Position/Title
Dr. Yousef Alassaf	59	Chairman
Abu Bakar Chowdhury	53	Director
Nicolaas Paardenkooper	57	Chief Executive Officer and Director
Saleh Yammout	31	Director
Sa’eb El-Zein	61	Director
Dr. Simon Madgwick	52	Director
Lina S. Saheb	36	Chief Strategy Officer
Faisal Selim	45	Chief Marketing Officer
Syed Masood	44	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Dr. Yousef Alassaf

Dr. Yousef Alassaf is the Chairman of the board of directors. Dr. Alassaf joined the parent company of BPGIC in October 2018. Dr. Alassaf is also the President of the Rochester Institute of Technology (Dubai). Prior to this, Dr. Alassaf held a range of other academic positions over the last 30 years, most recently as the Dean of the College of Engineering at the American University of Sharjah (from 2006 to 2013), which he joined as an Associate Professor in 1991. Dr. Alassaf started his academic career as a Research and Teaching Assistant at Oxford University from 1985 to 1987. Dr. Alassaf holds a BSc from Sussex University in Electrical Engineering, a PhD from Oxford University and completed the Executive Leadership Certificate Program from Cornell University in 2008.

Abu Bakar Chowdhury

Mr. Chowdhury is the Managing Director and Chief Financial Officer at ASMA Capital Partners B.S.C.(c) (“ASMA Capital”). He is a member of the Management Committee and is responsible for the finance function at ASMA Capital. He is also a member of the Board of Directors of a number of investee companies of the fund. Previously, Mr. Chowdhury was a Managing Partner at EMP Bahrain and was responsible for managing IDBIF I. Prior to EMP Bahrain, Mr. Chowdhury was with Credit Suisse and Deutsche Bank where he was responsible for managing and structuring Infrastructure and Asset-Backed Investments.

Nicolaas Paardenkooper

Nicolaas Paardenkooper is the Chief Executive Officer of BPGIC and holds the same position with the Company. Mr. Paardenkooper is also the Chief Executive Officer of BPGIC Holdings. Mr. Paardenkooper joined BPGIC in May 2017. Mr. Paardenkooper has over 30 years of experience in the oil and gas mid and downstream sector. Prior to joining the Company he was Terminal Manager at Oiltanking Odfjell Terminal, Oman beginning in October 2014. Prior to that, Mr. Paardenkooper worked in various positions at Emirates National Oil Company from 2010 to 2014 (including as Manager Terminal UAE and Operations Manager) and worked for 21 years at Royal Vopak N.V. (“Vopak” is a leading independent tank storage company headquartered in Rotterdam, the Netherlands, and listed on the Euronext Amsterdam stock exchange) in various roles. During his time at Vopak, Mr. Paardenkooper was part of the team that developed, implemented and supported a global terminal operations system. Mr. Paardenkooper has a nautical and maritime educational background. His nautical education began at the Hogere Zeevaartschool in Rotterdam and was continued at Koninklijke Onderwijs Fonds in the Netherlands. After completing his nautical education, he started his career working on board of several types of vessels, mainly tankers, and held various positions, including officer roles before joining a predecessor of Vopak, Van Ommeren Tank Terminals in 1989. In connection with his role at Van Ommeren Tank Terminals, Mr. Paardenkooper completed a 3-year terminal education program to become a fully-qualified terminal operating engineer. That program included all aspects of a terminal such as operations, maintenance, health, safety, environment, fire-fighting, first aid, and ship & shore interface activities. Thereafter, Mr. Paardenkooper underwent training for industrial fire-fighters and a program for certification as a Process Operator (Vapro B). Mr. Paardenkooper has also completed a situational leadership program, a three-part change management program, a technical project management course related to, amongst other things, terminal expansion and refurbishment projects, a budget and finance training, a jet fuel operations program, and several training programs in customer handling. Mr. Paardenkooper’s extensive education and training prepared him to become a fully-qualified general manager or terminal manager of a terminal.

Saleh Yammout

Saleh Yammout is the former Chief Financial Officer of BPGIC and the Company. Mr. Yammout joined BPGIC in October 2018. Mr. Yammout served as the Vice President (Finance & Administration) at the Rochester Institute of Technology (Dubai), having joined in 2014. Prior to this, he was a Senior Consultant at PwC from 2012 to 2014, and an Analyst at Al Hilal Bank from 2011 to 2012. Mr. Yammout holds a BSc in Economics with a concentration on International Relations from the Rochester Institute of Technology in New York.

Saeb El-Zein

Saeb El-Zein is an independent director of the Company and chairman of the audit committee. Mr. El-Zein joined the parent company of BPGIC in October 2018. He is also currently an independent investor in the emerging markets and an advisor and Board Member of Spinnaker Global Emerging Markets Fund. From 2008 to 2019 he was the Managing Partner for Spinnaker Capital (Middle East). From 1994 to 2008, he worked at Credit Suisse (London 1994-2007 and Dubai 2007-2008), becoming a Managing Director in the Investment Banking and Capital Markets divisions. Prior to this, he was a Director at Deutsche Bank AG (London) in the capital Markets Division from 1988 to 1994 and worked as a portfolio manager at Arab International Finance (London) from 1982 to 1988. Mr. El-Zein started his career as an Analyst at the Central Bank of Lebanon. Mr. El-Zein holds a BBA and an MBA from the American University of Beirut. Saeb has served on the board of a number of companies including Credit Suisse (Lebanon), BLOM Bank, Blominvest and Spinnaker Capital (Middle East). He also served as a member of various board committees including risk, strategy, audit and remuneration.

Dr. Simon Madgwick

Dr. Simon Madgwick is an independent director of the Company and a member of the audit and compensation committees. Dr. Madgwick joined the parent company of BPGIC in October 2018. Dr. Madgwick is also a partner of Portinate Consulting since 2017 and managing director of Protank Ltd since 2014. Prior to joining the Company, Dr. Madgwick was the Group Director of Strategy at LBC Tank Terminals Group until 2014, before which he was the Director of Asset Management at the Challenger Infrastructure Fund, a Principal in the London-based private equity team of Nikko Principal Investments Ltd and a Senior Manager at Celerant Consulting. Dr. Madgwick started his career at Pall Europe as an Engineer and Manager between 1990 and 1998. Dr. Madgwick holds a Bachelor of Engineering in Manufacturing Systems Engineering from the University of Portsmouth and a PhD in Change Management from Cranfield University. He also holds a qualification in corporate finance regulation from the Securities and Investment Institute.

Lina Saheb

Lina Saheb is the Chief Strategy Officer for BPGIC holds the same position with the Company. Ms. Saheb joined BPGIC in 2013. Prior to joining BPGIC, Ms. Saheb worked with the initial shareholders of BPGIC on many different ventures including the establishment of BPGIC in Fujairah in 2010. Ms. Saheb has a Bachelor’s degree in Software Engineering from Mansour University, and finished a course in Banking and Finance from Emirates College of Technology.

Faisal Selim

Faisal Selim is the Chief Marketing Officer for BPGIC and the Company. Mr. Selim joined BPGIC and the Company in December 2019. Mr. Selim holds a Bachelor of Commerce from Al Shams University and is a Certified Public Accountant. From 2011 to 2019 he served as a CFO Consultant for Mega Group LLC. Prior to this, he worked for Al Brooge Securities as a Finance Manager from 2006 to 2010 and as a Documentation Control Manager-Credit Administration for Abu Dhabi Commercial Bank from 2004 to 2006. Mr. Selim served as a Credit Policy Supervisor at First Gulf Bank from 2000 to 2004 and at Oriflame from 1999 to 2000.

Syed Masood

Syed Masood is the Chief Financial Officer for BPGIC and the Company. Mr. Syed joined BPGIC in April 2020. Prior to joining BPGIC and the Company, Mr. Syed worked with various local & regional banks and has extensive experience in Corporate & Institutional Banking. He has experience in leading and managing independent Treasury & Banking functions in the Middle East, Africa and Europe. Mr. Syed holds an MBA degree with a major in MIS from Newport University.

Family Relationships

There are no family relationships between any of the executive officers and directors.

Independence of Directors

The Company adheres to the rules of NASDAQ in determining whether a director is independent. The board of directors of the Company has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

B. Compensation

BPGIC Executive Officer and Director Compensation

In the year ended December 31, 2019, $803,610 was paid as remuneration to the Senior Managers in their capacity as executive officers.

Name	Fees/basic salary ($)	Bonus ($)	Benefits ($)	Total ($)
Executive Officers
Nicolaas Paardenkooper	261,367	78,410	10,346	350,123
Lina S. Saheb	217,806	—	57,011	274,816
Saleh Yammout	123,877	—	6,354	130,231
Faisal Selim	45,376	—	3,064	48,440

In the year ended December 31, 2019 $302,326 was paid as remuneration to the Board Directors in their capacity as directors.

Name	Fees/basic salary ($)	Bonus ($)	Benefits ($)	Total ($)
Board of Directors
Dr. Yousef Alassaf	83,800	—	—	83,800
Nicolaas Paardenkooper		—	—
Saleh Yammout	62,903	—	—	62,903
Abu Bakar Chowdhury	17,138	—	—	17,138
Saeb El-Zein	70,907	—	—	70,907
Dr. Simon Madgwick	67,577	—	—	67,577

Other than end of service gratuity amounts required to be set aside pursuant to UAE labor laws, at December 31, 2019 no amounts were set aside or accrued by BPGIC to provide pension, retirement or other benefits to the directors or the senior managers.

Company Executive Officer and Director Compensation Following the Business Combination

The policies of the Company with respect to the compensation of its executive officers are administered by the Company’s board in consultation with its compensation committee. The compensation policies followed by the Company are intended to provide for compensation that is sufficient to attract, motivate and retain executives of the Company and BPGIC as well as potential other individuals and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee is charged with recommending executive compensation packages to the Company’s board of directors.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as the Company believes it is important to maintain a strong link between executive incentives and the creation of shareholder value. The Company believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives. The Company plans to adopt a long-term incentive plan which will reflect what the Company believes is a focus on performance- and equity-based compensation. As the Company’s compensation committee was not formed until after the completion of the Business Combination, it has not yet adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation for executives hired in the future.

The Company intends to be competitive with other similarly situated companies in its industry.

The compensation decisions regarding the Company’s executives will be based on the Company’s need to attract individuals with the skills necessary for the Company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the Company’s expectations.

Since the Company’s compensation committee was not formed until consummation of the Business Combination, the Company has not yet adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by its compensation committee, the Company has utilized and may continue to utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases. In particular, to ensure that the Company’s intended compensation is in line with the compensation offered by other similarly situated companies in its industry, the Company hired Tuscan Middle East, who conducted a comprehensive study on compensation levels. The compensation committee, and then the Board, discussed the results of the study in detail.

The Company’s compensation committee is charged with performing an annual review of the Company’s executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Compensation Components

Base Salary.    The Company intends to preserve the cash compensation of its executive officers, until the recently formed compensation committee has adequate opportunity to assess its executive’s compensation. The Company will seek to maintain base salary amounts at or near the industry norms, while avoiding paying amounts in excess of what it believes is necessary to motivate executives to meet corporate goals. It is anticipated that base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses.    The Company intends to utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

Equity Awards.    The Company intends to establish an equity incentive plan to incentivize its employees.

Severance Benefit.    The Company currently has no severance benefits plan. The Company may consider the adoption of a severance plan for executive officers and other employees in the future.

Director Compensation.    The Company has a compensation plan for its directors. The Company, working with the compensation committee, has set director compensation at a level comparable with those directors with similar positions at comparable companies. Each non-executive director receives an annual cash retainer of £45,000. The Chairman of the Board receives an additional £15,000 per year, each director that serves as the chairman of a committee receives an additional £10,000 per year and each other member of a committee receives an additional £5,000 per year per committee.

C. Board Practices

Board Leadership Structure and Role in Risk Oversight

Dr. Yousef Alassaf is the Chairman of the Board and Nicolaas Paardenkooper is the Chief Executive Officer of the Company. The Company has determined that this structure, with separate Chairman and CEO roles, is in the best interests of the Company at this time. A number of factors support this leadership structure, including, among others:

●	The separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing the Company and BPGIC and leverage the experience and perspectives of the Chairman.

●	The Chairman serves as a liaison between the board and senior management but having an independent chairman also enables non-management directors to raise issues and concerns for board consideration without immediately involving management.

●	The Chairman sets the agenda for, and presides over, board meetings and independent sessions and coordinates the work of the committees of our Board, providing independent oversight and streamlining the CEO’s duties.

The Company also believes in the importance of independent oversight. The Company looks to ensure that this oversight is truly independent and effective through a variety of means.

Terms of Office

Each director’s service on the Board began on December 20, 2019 upon the consummation of the Business Combination. Each director shall serve until he or she resigns or is removed. The Company intends to have its directors stand for reelection each year.

Directors’ Service Contracts

Each director who is not an employee of the Company or its subsidiaries provides their services pursuant to a Non-Executive Director Appointment Letter. Pursuant to each appointment letter, each non-executive director receives an annual cash retainer of £45,000. The Chairman receives an additional £15,000 per year, each director that serves as the chairman of a committee receives an additional £10,000 per year and each other member of a committee receives an additional £5,000 per year per committee.

Meetings and Committees of the Board of Directors

The Company has established separately standing audit committee and compensation committee.

Audit Committee Information

Effective upon consummation of the Business Combination, the Company established an audit committee comprised of independent directors. The audit committee consists of Saeb El-Zein, Dr. Simon Madgwick and Abu Bakar Chowdhury. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise the Company’s independent accountants, review the results and scope of the audit and other accounting related services and review the Company’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee is, and will at all times be, composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, the Company is required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Mr. Abu Bakar Chowdhury serves as a financial expert on the audit committee.

Compensation Committee Information

Effective upon consummation of the Business Combination, the board of directors of the Company established a compensation committee. The compensation committee consists of Dr. Yousef Alassaf, Dr. Simon Madgwick and Abu Bakar Chowdhury. The compensation committee has written charter. The purpose of the compensation committee is to review and approve compensation paid to the Company’s officers and directors and to administer the Company’s incentive compensation plans, including authority to make and modify awards under such plans.

The compensation committee assists the Board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level.

The Compensation Committee Charter provides that the compensation committee should consist of at least three members.

The membership of the compensation committee includes three independent directors (Dr. Simon Madgwick, Dr. Yousef Alassaf and Abu Bakar Chowdhury). The chairman of the compensation committee is Dr. Simon Madgwick.

The compensation committee meets formally three times a year and otherwise as required.

D. Employees

The following table sets out the number of employees and contractors employed by BPGIC at December 31, 2019, by main location.

Location
	As at December 31,
	2017	2018	2019
Fujairah Employees	6	7	9
Fujairah Contractors	0	48	47
Abu Dhabi Employees	3	8	7
Abu Dhabi Contractors	0	0	0
Total	9	63	63

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors as of June 8, 2020 is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 109,587,854 Ordinary Shares outstanding as of June 8, 2020 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Except as indicated by the footnotes below, we believe that the persons named below have shared voting and dispositive power with respect to all shares that they beneficially own. The shares owned by the persons named below do not have voting rights different from the shares owned by other holders. We believe that none of the persons named below own shares of record in the United States of America.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		% of Class(16)
Directors and Executive Officers of the Company
Dr. Yousef Alassaf	—		—
Abu Bakar Chowdhury	8,333,333	(17)	7.6%
Nicolaas Paardenkooper	94,052,044	(1)	85.8%
Saleh Yammout	—		—
Sa’eb El-Zein	—		—
Dr. Simon Madgwick	—		—
Lina S. Saheb	—		—
Faisal Selim	—		—
Syed Masood
All executive officers and directors as a group (8 individuals)	94,052,044		85.8%

Five Percent Holders
BPGIC Holdings Limited(2)	94,052,044		85.8%
Brooge Petroleum and Gas Investment Company (BPGIC) PLC(3)	94,052,044		85.8%
SBD International LP(4)	53,536,634		48.9%
SD Holding Limited(5)	53,536,634		48.9%
Salman Dawood Salman Al-Ameri(6)	63,161,001		57.6%
HBS Investments LP(7)	9,624,367		8.8%
O2 Investments Limited(8)	9,624,367		8.8%
H Capital International LP(9)	8,991,043		8.2%
Gyan Investments Limited(10)	8,991,043		8.2%
Hind Mohammed Muktar Ahmed(11)	8,991,043		8.2%
His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan(12)	21,900,000		20.0%
MENA Energy Services Holdings Limited(13)	8,333,333		7.6%
IDB Infrastructure Fund II B.S.C(c)(14)	8,333,333		7.6%
ASMA Capital B.S.C.(c). (15)	8,333,333		7.6%

(1)	Represents the shares held by BPGIC Holdings Limited. Mr. Paardenkooper is the CEO of BPGIC Holdings, consequently, he may be deemed the beneficial owner of 100% of the shares held by BPGIC Holdings. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	20,000,000 Ordinary Shares beneficially owned by BPGIC Holdings are held in escrow and subject to forfeiture until the Company satisfies certain milestones. MENA Energy Services Holdings Limited (“MENA Energy”) holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP.

(3)	Represents the shares held by BPGIC Holdings. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(4)	SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings. Its pro rata ownership of the Company’s Ordinary Shares held by BPGIC Holdings is 53,536,634 Ordinary Shares. SBD International LP’s pro rata portion of the Ordinary Shares held in escrow and subject to forfeiture until the Company satisfies certain milestones is 58.9%. SBD International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(5)	Represents the interests of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 53,536,634 Ordinary Shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(6)	Represents the interest of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 63,161,001 of the Ordinary Shares held by BPGIC Holdings. Mr. Al-Ameri disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP) have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(7)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. HBS Investments LP’s pro rata portion of the Ordinary Shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(8)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9,624,367 of the Ordinary shares held by BPGIC Holdings. O2 Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by O2 Investments Limited as the general partner of HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(9)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. H Capital International LP’s pro rata portion of the Ordinary Shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(10)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 8,991,043, of the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(11)	Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 8,991,043 of the Ordinary Shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any Ordinary Shares other than to the extent she may have a pecuniary interest therein.

(12)	Represents the interests of Mohammad Bin Khalifa bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Mohammad bin Khalifa bin Zayed Al Nahyan’s pro rata portion of the Ordinary Shares held in escrow is 22.2%.

(13)	MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings.

(14)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) is the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(15)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. ASMA Capital holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. ASMA Capital disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(16)	Based on 109,587,854 Ordinary Shares outstanding as of June 8, 2020. Does not reflect the 21,228,900 Ordinary Shares issuable upon exercise of the outstanding warrants issued in exchange for Twelve Seas warrants.

(17)	Represents the interest of MENA Energy in the shares held by BPGIC Holdings. Mr. Chowdhury is the Managing Director and Chief Financial Officer of ASMA Capital which holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy, consequently he may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. Mr. Chowdhury disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein.

Pursuant to certain letters from SBD International LP to nine individuals, BPGIC Holdings has undertaken to transfer an aggregate of 4,833,678 Ordinary Shares to such individuals in consideration of the valuable contributions they have made to the success of BPGIC. As SBD International LP and BPGIC Holdings have committed to complete this transaction, the beneficial ownerships reported above reflect the holdings of each beneficial owner after giving effect to these pending transactions.

As set forth above, BPGIC Holdings is the majority shareholder of the Company and holds 94,052,044 Ordinary Shares which is approximately 85.7% of the outstanding Ordinary Shares of the Company. BPGIC Holdings is wholly-owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC. SBD International LP is the majority owner of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. As the Chief Executive Officer of BPGIC Holdings and Brooge Petroleum and Gas Investment Company (BPGIC) PLC, the Chief Executive Officer of the Company, Nicolaas L. Paardenkooper may be deemed to have beneficial ownership of the 94,052,044 Ordinary Shares owned by BPGIC Holdings.

The Company is not aware of any existing arrangements that may result in a change of control of the Company.

B. Related Party Transactions

BPGIC Related Party Transactions and Policies

Related Party Transactions

BIA was partially owned by Mrs. Hind Muktar. Mrs. Hind Muktar is also a limited partner of H Capital International LP and the sole shareholder of Gyan Investments Limited, the general partner of H Capital International LP.

The Phase I Customer Agreement provides for BIA to lease approximately two thirds of the total storage capacity of the Phase I facility for a fixed fee per cubic meter per month payable in advance on a monthly basis. The Phase I Customer Agreement also provides that BIA shall pay BPGIC a fixed fee per cubic meter per month for product throughput with a supplementary fee per metric ton of throughput in excess of agreed volume, a fixed blending fee per cubic meter per month, a fixed inter tank transfer fee per cubic meter per month, and a fixed heating fee per cubic meter per month. Further, BPGIC is entitled to pass through any tariffs, additional charges or fees imposed by the Port of Fujairah. BPGIC is entitled to review and seek to amend the fees every two years. This adjustment can result only in the fees remaining constant or increasing. The Company and BPGIC believe that the terms of this agreement are no less favorable to BPGIC than would result from a similar transaction with an unaffiliated third party. BIA is only allowed to sublease the Phase I storage tanks with BPGIC’s prior approval. H Capital International LP is a minority stakeholder in BPGIC and after sale of Mrs. Muktar’s shares in BIA, BIA is no longer a related party.

The Phase II Customer Agreement provides for BIA to lease all eight Phase II storage tanks for a fixed fee per cubic meter per month payable in advance on a monthly basis. The Phase II Customer Agreement also provides that BIA shall pay BPGIC a fixed fee per cubic meter per month for product throughput with a supplementary fee per metric ton of throughput in excess of agreed volume, a fixed blending fee per cubic meter per month, a fixed inter tank transfer fee per cubic meter per month, and a fixed heating fee per cubic meter per month. Further, BPGIC is entitled to pass through any tariffs, additional charges or fees imposed by the Port of Fujairah. BPGIC is entitled to review and seek to amend the fees every two years. This adjustment can result only in the fees remaining constant or increasing. The Company and BPGIC believe that the terms of this agreement are no less favorable to BPGIC than would result from a similar transaction with an unaffiliated third party. BIA is only allowed to sublease the Phase II storage tanks with BPGIC’s prior approval. H Capital International LP is a minority stakeholder in BPGIC and after sale of Mrs. Muktar’s shares in BIA, BIA is no longer a related party.

The Refinery Agreement provides that BIA and BPGIC will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to BIA to locate, BIA will construct, and BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 4, 2020. BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that BIA will finance and arrange the development, construction and commissioning of a modular refinery on a parcel of BPGIC’s remaining unutilized land and will pay an ancillary service fee in connection with any ancillary services it uses. BPGIC believes that the terms of this agreement will be no less favorable to BPGIC than would result from a similar transaction with an unaffiliated third party. H Capital International LP is a minority stakeholder in BPGIC and following a planned sale of Mrs. Muktar’s shares in BIA, BIA is no longer be a related party.

During the year ended December 31, 2019, the shareholders of the Company transferred their ownership in the Company to BPGIC PLC, a company incorporated under the laws of England and Wales and owned by the same shareholders that previously owned the Company and in the same ownership proportion. Upon the change of ownership, the Company changed its name from Brooge Petroleum and Gas Investment Company FZC to Brooge Petroleum and Gas Investment Company FZE. As a result of the above, BPGIC PLC became the parent of the Company. The owners made net cash contributions to the extent of $32.6 million.

Subsequently, as part of a reorganization BPGIC PLC transferred 100% of the issued and outstanding ordinary shares of BPGIC to BPGIC Holdings. As a result, BPGIC Holdings became the parent of the Company.

Movements in shareholders’ account are as follows

	2019	2018
	USD	USD

Contributions by the shareholders	77,090,648	951,539

Amounts paid on behalf of the Group by the shareholders*	1,135,484	7,850,431

Amounts paid by the Group on behalf of the shareholders	(1,647,064)	(2,296,354)

Distributions to shareholders	(53,279,016)	(29,209,289)

	23,300,052	(22,703,673)

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account is as follows:

	2019	2018
	USD	USD

At 1 January	47,717,763	70,421,436
Net contributions (distributions) during the year	23,300,052	(22,703,673)

At 31 December	71,017,815	47,717,763

Movements in other related parties are as follows:

	2019	2018
	USD	USD

Expenses paid on behalf of related parties (note 10)	57,550	-

Due from related parties:

HBS Investments LP (shareholder)	13,388	-
H Capital International LP (shareholder)	11,056	-
O2 Investments Limited as GP (shareholder)	6,181	-
SBD International LP (shareholder)	13,760	-
SD Holding Limited as GP (shareholder)	6,984	-
Gyan Investments Ltd (shareholder)	6,181	-

	57,550	-

Key management remuneration for the year ended 31 December 2019 amounted to USD 1,160,293 (2018: USD 677,291), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

Related Party Transaction Policies

Upon consummation of the Business Combination, the board of directors adopted a code of ethics and business conduct that requires it, and its directors, officers and employees to avoid conflicts of interest, such as related party transactions, unless specifically authorized. The board of directors also adopted a related party transaction policy to govern the procedures for evaluation and authorization of related party transactions. Related party transactions, which require approval of the audit committee, are defined as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Group is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

The audit committee is responsible for reviewing and approving related party transactions to the extent the Company contemplates engaging in such a transaction. The audit committee will review all of the relevant facts and circumstances of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction. The audit committee will approve the related party transaction only if it determines in good faith that, under all of the circumstances, the transaction is in the best interests of the Company and its shareholders. The audit committee, in its sole discretion, will impose such conditions as it deems appropriate on the Company or the related party in connection with the approval of the related party transaction. No director will be permitted to participate in the discussions or approval of a transaction in which he or she is a related party, but that director will be required to provide all material information concerning the related party transaction to the audit committee.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

BPGIC did not comply with the terms of the Phase I Construction Facilities as amended on December 30, 2019. A payment of principal and interest of $6.6 Million for the Phase I Construction Facility due on February 28, 2020 was not paid. Payments of principal and interest totaling $2.2 Million for the Phase I Construction Facility and the Phase I Admin Building Facility due on April 30, 2020 were not made. The Debt Service Reserve Account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum Debt Service Coverage Ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but, as in the past, the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into an agreement with its lender to amend the Phase I Construction Facilities.

BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that requires BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 Million
July 31, 2020	$3.62 Million
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$1.01 Million
November 30, 2020	$0.14 Million
December 31, 2020	$3.87 Million
Total	$11.9 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC will make quarterly payments of approximately $1.77 Million

BPGIC and the lender also agreed to a revised payment schedule for the Phase I Admin Building Facility that requires BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$0.41 Million
November 30, 2020	$0.14 Million
December 31, 2020	$0.80 Million
Total	$1.63 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2021, BPGIC will make quarterly payments of approximately $0.54 Million.

Testing of the Debt Service Ratio Covenant will start on December 31, 2020 and will be conducted on each subsequent payment date. A Debt Service Reserve Account containing at least 1 quarter of debt service amounts must be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repays all liabilities owed under the Phase I Construction Facilities. BPGIC pledged the account to the lender as security for the Phase I Construction Facilities. BPGIC, The Company and BPGIC Holdings undertook to have no other bank accounts except for the one that is the Debt Service Reserve Account until the Phase I Construction Facilities are repaid and to route all funds through the Debt Service Reserve Account. BPGIC further granted the lender a non-possessory mortgage over the Phase I Customer Agreement as security for the Phase I Construction Facilities.

Also pursuant to this amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021; and

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

There is no change in the final maturity of Phase I Construction Facility which is July 30, 2030 and Phase I Admin Building Facility which is July 31, 2023.

In March 2019, BPGIC partnered with Sahara to develop and operate a modular refinery within the BPGIC Terminal with minimal capital expenditure by BPGIC. Under the terms of the parties agreement, Sahara would finance and arrange the development, construction and commissioning of a modular refinery capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel with initial production capacity of 24,000 b/d.

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development project to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement, a new agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd operated by BPGIC. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to BIA to locate, BIA will construct, and BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 4, 2020 and negotiations remain ongoing.

BPGIC is in the FEED stage of Phase III, a major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease Agreement securing the Phase III Land, a plot of land of approximately 450,000 m2 near its existing facilities. BPGIC believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3. BPGIC had an initial technical design with different layout options completed for the Phase III Land.

As BPGIC is in FEED stages of Phase III, it is not possible to reliably estimate the related capital expenditures. However, BPGIC anticipates the cost per m3 of Phase III to be approximately equal to the cost per m3 of Phase I and Phase II. As of the date of this Report, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the costs of the ongoing FEED studies. BPGIC expects to be able to start projecting Phase III capital expenditures after it receives the results of the FEED studies in the Third Quarter of 2020. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations.”

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and warrants are listed on the Nasdaq Capital Market under the symbols BROG and BROGW, respectively. Holders of our Ordinary Shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and warrants are listed on the Nasdaq Capital Market under the symbols BROG and BROGW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

The Company was incorporated under the laws of the Cayman Islands as an exempted company. The Company’s objects are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands. The Company’s objects can be found in paragraph number 3 of the Amended and Restated Memorandum of Association of the Company.

A director is free to vote in respect of any contract or transaction in which he or she is interested provided that the nature of the interest of such director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon. A director may give a general notice that he or she is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company. Such general notice is sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which such director has an interest, and after such general notice, such director does not need to give special notice relating to any particular transaction. The directors’ power to vote compensation to be paid to themselves or any members of their body in the absence of an independent quorum is not restricted. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture shares, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be varied by an amendment to the Articles of Association. There is no age at which directors are required to retire. A person is not required to hold shares of the Company to serve as a director.

Ordinary shares

The holders of Ordinary Shares are entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of the Company’s Ordinary Shares do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Preferred Shares

The Amended and Restated Memorandum and Articles of Association of the Company authorize the issuance of up to 50,000,000 blank check preferred shares with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. Accordingly, the Company’s board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

Variation of Rights of Shareholders

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights. In all other cases, variations shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the purposes of a separate class meeting, the directors may treat two or more or all the classes of shares as forming one class of shares if the directors consider that such class of shares would be affected in the same way by the proposals under consideration. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Meetings of Shareholders

The Company may, but shall not (unless required by Cayman Islands law) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint. At these meetings the report of the directors (if any) shall be presented. The directors may call general meetings. The directors are required to convene an extraordinary general meeting upon a requisition deposited by not less than twenty percent of par value of the issued shares which at that date carry the right to vote at general meetings. The requisition must state the objects of the meeting and must be signed by the depositing shareholders. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the required notice has been given and whether or not the provisions of the Amended and Restated Memorandum and Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote thereat; and (ii) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the shares giving that right. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

The chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

A resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll. In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities in the Company.

Anti-Takeover Provisions

Certain provisions in the Amended and Restated Memorandum and Articles of Association of the Company, such as the super majority voting requirements for amendments thereto, may discourage unsolicited takeover proposals that the Company’s shareholders may consider to be in their best interest and may make the removal of the Company’s incumbent management more difficult. Other anti-takeover provisions under the Amended and Restated Memorandum and Articles of Association of the Company include:

●	Undesignated Preferred Shares. The Company’s board of directors has the ability to designate and issue preferred shares with voting or other rights or preferences that could deter hostile takeovers or delay changes in its control or management.

●	Directors Removed Only for Cause. The Company’s Amended and Restated Memorandum and Articles of Association provides that shareholders may remove directors only for cause.

For discussions on risks associated with the above anti-takeover provisions, please see “Item 3.D Risk Factors — Provisions in the Company’s amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for the Company’s securities and could entrench management.”

Bylaw Provision regarding Ownership Disclosure

There is no bylaw provision requiring shareholder ownership to be disclosed above a certain threshold.

Certain Differences of Cayman Islands Law

The Company’s corporate affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Your rights as a shareholders and the fiduciary responsibilities of the Company’s directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

The Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. The Company understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

The Company is incorporated in the Cayman Islands and following the Business Combination, will initially conduct all of its operations through its subsidiary, BPGIC, in the United Arab Emirates. All of the Company’s assets are located outside the United States. The Company’s officers and directors are expected to reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the United Arab Emirates could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

Shareholders of Cayman Islands exempted companies such as the Company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, the Company’s corporate records could be inspected by the Company’s shareholders, but are not obliged to make them available to the Company’s shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Company shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

C. Material Contracts

Phase I & II Land Lease

On March 10, 2013, BPGIC entered into the Phase I & II Land Lease, as amended by the Novation Agreement dated September 1, 2014. The amended agreement binds BPGIC and FOIZ for a total term of 60 years. The leased land has a total area of 153,916.93 m2. BPGIC used this land to build Phase I and is currently using the remaining portion of the site to build Phase II. Upon mutual agreement of the parties, the term of the Phase I & II Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties.

BPGIC began paying rent under the Phase I & II Land Lease in 2014. The rent for 2019 was $2,313,323 and rent increases by 2 percent per annum. Payments are required to be made in advance (the time period of which is unspecified) in four equal quarterly instalments. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The Phase I & II Land Lease required BPGIC to enter into the Port Facilities Agreement, which grants it certain usage and access rights in connection with the Port’s facilities. The term of the Port Facilities Agreement, which BPGIC entered into on March 31, 2016, is 25 years and it automatically renews for another 25 years at the end of its term. The Port Facilities Agreement requires BPGIC to pay certain fees in connection with the use of the Port of Fujairah’s facilities; however, the Phase I Customer Agreement and the Super Major Agreement provide that any fees charged by the Port of Fujairah in respect of services provided to BIA or the Super Major, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by BIA or the Super Major, respectively. Currently, the Phase I sublessees send BIA any such amounts to be paid, BIA delivers any such amounts to BPGIC, and BPGIC then sends such amounts to the Port. Once the BIA Refinery and Phase II become operational, BPGIC expects to follow a similar approach with BIA and the Phase II End User. The Super Major delivers any amounts payable to the Port of Fujairah to BPGIC, which passes the payments on to the Port. Pursuant to the Port Facilities Agreement, BPGIC is required to pay such amounts and is responsible for such amounts irrespective of whether the Super Major, the Phase I end users, the Phase II End User, or BIA pay such fees.

BPGIC is required to obtain the FOIZ’s prior permission in order to use the leased premises for any purpose other than in connection with Phase I and Phase II, or the BIA Refinery. The Phase I & II Land Lease contains representations and warranties, dispute resolution and indemnification clauses that are customary for the UAE and the oil storage industry. FOIZ can cancel the agreement if BPGIC fails to make certain required rental payments or fails to perform or meet in any material respect any material term, condition, covenant, agreement or obligation under the agreement.

The description of the Phase I & II Land Lease does not purport to summarize all of the provisions of the agreement as novated, and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.17 and 4.18.

Phase I End User Agreement, Phase I Customer Agreement and Super Major Agreement

In an effort to de-risk the start-up of operations of Phase I, BPGIC entered into the Phase I End User Agreement. The Phase I End User Agreement went into effect on December 12, 2017. Pursuant to the Phase I End User Agreement, the Initial Phase I End User leased all 14 oil storage tanks in Phase I from BPGIC. The Phase I End User Agreement provided that the Initial Phase I End User would pay BPGIC (i) a monthly fixed storage fee to lease all of Phase I’s storage capacity (irrespective of whether the Initial Phase I End User utilized any storage capacity) and (ii) monthly variable ancillary service fees based on the Initial Phase I End User’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers. The Initial Phase I End User accounted for 100 percent of BPGIC’s revenue for the year ended December 31, 2018.

The Initial Phase I End User is an international energy trading company. Its activities include trading, financing, hedging, sourcing, storing, processing and transporting crude oil, fuel oil and clean petroleum products, including gas oil, gasoline and naphtha. Its goals are to provide quality services to its business partners, to leverage synergies with other companies and to identify and take advantage of new developments in its marketplace. The Initial Phase I End User primarily acts as an intermediary in the oil products and services supply chain by obtaining purchase or service orders for certain oil products (including fuel oil and refined petroleum products) from oil companies and then working with service providers like BPGIC to fulfil such orders.

In August 2019, BPGIC entered into the Phase I Customer Agreement to restructure its relationship with the Initial Phase I End User. Pursuant to the Phase I Customer Agreement, BPGIC leased the Phase I facility to BIA on identical price terms and otherwise substantially similar terms as those of the Phase I End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase I End User Agreement. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users.

In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. As a result of the strong demand for storage both globally and in Fujairah, BPGIC was able to lease this capacity to the Super Major for a 6 month period pursuant to the Super Major Agreement subject to renewal for an additional 6 month period with the mutual agreement of the parties.

BIA and the Super Major are required to pay (i) a monthly fixed storage fee to lease Phase I’s storage capacity and (ii) monthly variable ancillary service fees for the following ancillary services: throughput, blending, heating and inter-tank transfers. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month, and the Super Major paid for the storage fees for the full 6 month term in advance. Because BIA subleases its storage capacity, BPGIC’s monthly revenue for ancillary services depends on the extent to which the Phase I sublessees and the Super Major utilize the ancillary services. Notwithstanding the sublease, BIA’s obligation to pay both the monthly fixed storage fee and the ancillary services fees to BPGIC is independent of is sublessees’ obligation to pay, and actual payment to, BIA.

Storage Fee

For the year ended December 31, 2017, December 31, 2018 and December 31, 2019, BPGIC respectively generated 100 percent, 57.9 percent and 54.3 percent of its revenue from monthly fees for storage services, which the Initial Phase I End User paid to reserve all the storage space in the 14 oil storage tanks of Phase I. The Initial Phase I End User was, and BIA is, required to pay BPGIC the contracted rate per m3 per month. These fees were, and are, owed to BPGIC regardless of the storage capacity actually used. Further, BIA is obligated to pay the storage fees to BPGIC whether or not BIA payment, in turn, from the Initial Phase I End User. As discussed in “Item 4.B Information on the Company — History and Development of the Company”, from the time BPGIC began its operations in December 2017 through February 28, 2018, BPGIC limited the availability of its storage capacity to 40 percent BPGIC then increased the availability of its storage capacity to approximately 70 percent on March 1, 2018 and to 100 percent on April 1, 2018. As a result of these limitations on the availability of storage capacity, BPGIC agreed with the Initial Phase I End User to pro-rate the monthly fixed storage fees to correspond with the amount of available storage capacity during each month prior to April 2018.

Ancillary Services

BPGIC charges BIA and the Super Major variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month BIA and the Super Major are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. For BIA this amount is approximately 270,000 m3 each month and for the Super Major this amount is approximately 129,000 m3. Both BIA and the Super Major are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessees and the Super Major, utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths. Upon mutual agreement, BPGIC could charge a supplementary fee to the extent BIA or the Super Major exceed an agreed amount of throughput volume.

●	Blending Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per m3. BIA and the Super Major are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees, and the Super Major.

●	Heating Fees. Pursuant to the Phase I Customer Agreement, BIA is required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees. The Super Major does not contract for heating services.

●	Inter-Tank Transfer Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees and the Super Major.

The term of the Super Major Agreement is six months and is renewable for an additional six months with the mutual agreement of the parties. Pursuant to the Super Major Agreement, following the Super Major’s failure to cure a default for non-payment or the commencement of insolvency proceedings against it (amongst other events of default), BPGIC could terminate the agreement. Following a termination for default, the Super Major would be required to pay BPGIC the equivalent of total storage fees that would have been charged to the Super Major had the agreement not been terminated.

The term of the Phase I Customer Agreement is four years and renews automatically for another five years, unless either party delivers to the other party a written termination notice not less than six months prior to the expiration date of the agreement. Pursuant to the Phase I Customer Agreement, following BIA’s failure to cure a default for non-payment or the commencement of insolvency proceedings against it, BPGIC could terminate the agreement, and exercise any other remedies available at law or equity. Following a termination for default, BIA would be required to pay BPGIC the one-year equivalent of total service fees that would have been charged to BIA had the agreement not been terminated.

The Phase I Customer Agreement and the Super Major Agreement both provide that any fees charged by the Port of Fujairah in respect of BIA (or its sublessees) or the Super Major, as applicable, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by BIA or the Super Major, as applicable.

Every two years, BPGIC may elect to review and seek to amend the fees charged under the Phase I Customer Agreement to the fair market rate of the relevant services at such time. As a result of such review, the rates shall equal either (i) the then-current rates or (ii) the market rates agreed between the parties, but only if such rates are higher than the then-current rates.

Sublessees

The Phase I Customer Agreement contemplates that BIA, subject to BPGIC’s prior approval, may enter into sublease agreements from time to time to assign its rights under the Phase I Customer Agreement to sublessees. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. Notwithstanding the sublease to the Phase I end users, BIA is responsible for both the storage fee and the ancillary service fee without regard to whether BIA receives payment from the Phase I end users. Similarly, the Super Major Agreement permits the Super Major, subject to BPGIC’s prior approval, to enter into sublease agreements from time to time to assign its rights under the Super Major Agreement to sublessees.

The fees under any such sublease agreements are generally expected to mirror the fees of the Phase I Customer Agreement and the Super Major Agreement, but may be higher in the event of increased demand for storage. Under the Phase I Customer Agreement, sublessees may engage directly with BPGIC such that BPGIC delivers services to them and they pay applicable fees to BPGIC for such services. BIA’s sublessees may also interface directly with BPGIC to file complaints and to arrange any surveyor inspections.

Prior to doing any business with BPGIC, BPGIC expects that each potential sublessee will perform an intensive inspection of the BPGIC Terminal. The inspections generally entail an examination of various components of the terminal, including the oil storage tanks, jetty pipelines, internal manifold and operational control room, and various aspects of the operations, including flow rates, contamination rates, oil losses and process documentation.

BPGIC plans to perform a background check on all potential sublessees prior to accepting them as sublessees. BPGIC also plans to coordinate with a third party to perform such background checks and, among other things, confirm that any potential sublessee is not a sanctioned entity.

Pursuant to the Phase I Customer Agreement, the product specifications of the sublessees’ oil products must be approved by BPGIC before any sublessees can deliver any oil products to the BPGIC Terminal. Such oil products must also be in compliance with the Port of Fujairah’s environmental standards, the relevant tank specifications, and must not be considered “hazardous”. BPGIC also retains the right pursuant to the Phase I Customer Agreement to refuse any oil products that are proven to be sanctioned, poor quality or hazardous. Similarly, under the Super Major Agreement, BPGIC has the right to refuse any oil products that do not conform with the description of the products provided by the Super Major, that may result in danger or damage to persons, goods, the BPGIC or property generally, that may cause environmental damage or that violate Port regulations or applicable laws.

The description of the Phase I Customer Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.66.

The description of the Super Major Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.90.

Refinery Agreement

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development discussions to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 bpd. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until August 4, 2020.

BPGIC is in discussion with BIA to develop and operate the BIA Refinery at minimal cost to BPGIC. BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that BIA will finance and arrange the development, construction and commissioning of a modular refinery on a parcel of BPGIC’s remaining unutilized land. BPGIC anticipates that BIA will engage an EPC Contractor to design and procure construction and commission of the BIA Refinery. BPGIC currently projects that the BIA Refinery will be completed by the Second Quarter of 2021, and will commence operations in the Third Quarter of 2021. The BIA Refinery is expected to be amongst the first refineries in the MENA region capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel. The facility is initially expected to have an initial production capacity of 25,000 b/d.

The description of the Refinery Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement and the letter agreements related thereto, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.86, 4.87 and 4.88.

Phase II End User Agreement and Phase II Customer Agreement

As was the case with Phase I, in order to de-risk the start-up of operations of Phase II, on June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User, an international commodities trading company. The Phase II End User agreed to lease all eight oil storage tanks in Phase II. The Phase II End User Agreement provides that the Phase II End User will pay (i) a monthly fixed storage fee to lease all of Phase II’s storage capacity (irrespective of whether the Phase II End User uses any storage capacity) and (ii) monthly variable ancillary service fees based on the Phase II End User’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers.

The Phase II End User is an international commodities trading company. Its activities include sourcing, marketing, trading and distributing crude oil and oil products. Generally, its goals are to continue to maintain its long-term business relationships, apply innovative trading solutions and help smooth worldwide energy markets. The Phase II End User primarily acts as an intermediary in the oil products and services supply chain by obtaining purchase or service orders for certain oil products (including crude oil) from oil companies and then working with service providers like BPGIC to fulfil such orders. BPGIC expects the Phase II End User to utilize BPGIC’s storage and ancillary services to fulfil the needs of its customers. BPGIC expects its revenue for its ancillary services to vary based on the orders the Phase II End User receives from its customers.

In September 2019, with the consent of the Phase II End User, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC has agreed to lease the Phase II facility, once operational, to BIA on identical price terms and otherwise substantially similar terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. BIA will become BPGIC’s customer with respect to Phase II once it becomes operational, which is expected to occur during second half of 2020. Like the Phase II End User, BIA will be required to pay (i) a monthly fixed storage fee to lease all of Phase II’s storage capacity and (ii) monthly variable ancillary service fees for the following ancillary services: throughput, blending, heating and inter-tank transfers. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Because BIA agreed to sublease the facility to the Phase II End User, BPGIC’s monthly revenue for ancillary services depends on the extent to which the Phase II End User utilizes the ancillary services. Notwithstanding the sublease, BIA’s obligation to pay both the monthly fixed storage fee and the ancillary services fees to BPGIC is independent of the Phase II End User’s obligation to pay, and actual payment to, BIA. Similar to the commencement of operations for Phase I, BPGIC may initially commence operations of Phase II in accordance with certain required safety measures and ramp up utilization of its storage capacity and ancillary services over time to mitigate any potential operational risks. This would impact the amount of storage and ancillary service fees BPGIC would earn during the first quarter of operations under the Phase II Customer Agreement.

Storage Fee

Upon the commencement of the Phase II Customer Agreement, BIA will be required to pay the contracted rate per m3 per month. Every two years, BPGIC will have the option to seek to adjust the storage fee to the applicable market price, as determined by mutual agreement. In connection with such determinations, BPGIC plans to consider various factors, including the availability of storage capacity in the Fujairah region and the storage rate charged by other crude oil storage companies in the region. BPGIC also plans to act reasonably and to provide BIA with supporting documentation to justify any proposed rate changes. Following an adjustment to the storage fee, BIA will then be required to pay the higher of: (i) the contracted floor price per m3 and (ii) the agreed market price for storage. These fees will be owed to BPGIC regardless of the storage capacity actually used by BIA.

Ancillary Services

Upon the commencement of the Phase II Customer Agreement, BPGIC will charge BIA variable fees based on usage for the following ancillary services:

Throughput Fees.    Pursuant to the Phase II Customer Agreement, BIA will be required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths and the VLCC jetty, or from the berths and the VLCC jetty to the BPGIC Terminal, as applicable, during an applicable month at the contracted rate per m3. Each month BIA will be allocated an initial amount of throughput volume at no charge that corresponds with the monthly storage capacity leased by it. As BIA will lease all the storage capacity of Phase II, the amount is approximately 601,261 m3 each month. BIA will be required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees will vary based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessee, the Phase II End User, utilizes the ancillary services, which involves sending and receiving oil products to and from Phase II, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths and the VLCC jetty, as applicable.

Blending Fees.    Pursuant to the Phase II Customer Agreement, BIA will be required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per m3. BIA is responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees will vary based upon the activity levels of BIA’s sublessee, the Phase II End User.

Heating Fees.    Pursuant to the Phase II Customer Agreement, BIA will be required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees will vary based upon the activity levels of BIA’s sublessee, the Phase II End User.

Inter-Tank Transfer Fees.    Pursuant to the Phase II Customer Agreement, BIA is required to pay BPGIC a monthly fee based upon the total volume of oil products transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees will vary based upon the activity levels of BIA’s sublessee, the Phase II End User.

The term of the Phase II Customer Agreement, which will commence seven calendar days after BPGIC notifies BIA in writing that Phase II is ready to commence operations, is five years and renews automatically for another five years. Pursuant to the Phase II Customer Agreement, following BIA’s failure to cure a default for non-payment or the commencement of insolvency proceedings against it, BPGIC could terminate the agreement, prevent BIA from discharging any oil products from the oil storage tanks and exercise any other remedies available at law or equity. Following a termination for default, BIA would be required to pay BPGIC a termination fee equal to the aggregate amount that would have become due over the following year. In the event that insolvency proceedings are commenced against BPGIC or the expected completion time for the construction of Phase II is exceeded by Audex and BPGIC fails to provide BIA with regular updates on the readiness of Phase II well in advance of the expected construction completion time, BIA would have the option to terminate the Phase II Customer Agreement. Any delays in or failures of performance by either party will not constitute a default or give rise to liability to the extent that such delays or failures are caused by events or circumstances that would be considered a “force majeure” event under the Phase II Customer Agreement. Force majeure events include events that are not within the reasonable control of the parties and that the parties may be unable to foresee or prevent, including acts of war, terrorism and certain natural disasters.

The Phase II Customer Agreement provides that any fees charged by the Port of Fujairah in respect of BIA, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by BIA.

Sublessees

The Phase II Customer Agreement contemplates that BIA, subject to BPGIC’s prior approval, may enter into sublease agreements from time to time to assign its rights under the Phase II Customer Agreement to sublessees. By assuming BPGIC’s rights and obligations under the Phase II End User Agreement, BIA subleased the Phase II facility to the Phase II End User. Notwithstanding the sublease to the Phase II End User, BIA is responsible for both the storage fee and the ancillary service fee without regard to whether BIA receives payment from the Phase II End User.

The fees under any such sublease agreements are generally expected to mirror the fees of the Phase II Customer Agreement. Sublessees may engage directly with BPGIC such that BPGIC delivers services to them and they pay applicable fees to BPGIC for such services. Sublessees may also interface directly with BPGIC to file complaints and to arrange any surveyor inspections.

Prior to doing any business with BPGIC, BPGIC expects that each potential sublessee will perform an intensive inspection of the BPGIC Terminal. The inspections generally entail an examination of various components of the BPGIC Terminal, including the oil storage tanks, jetty pipelines, internal manifold and operational control room, and various aspects of the operations, including flow rates, contamination rates, oil losses and process documentation.

BPGIC plans to perform a background check on all potential sublessees prior to accepting them as sublessees. BPGIC also plans to coordinate with a third party to perform such background checks and, among other things, confirm that any potential sublessee is not a sanctioned entity.

Pursuant to the Phase II Customer Agreement, the product specifications of the sublessee’s oil products must be approved by BPGIC before any sublessees can deliver any oil products to the BPGIC Terminal. Such oil products must also be in compliance with the Port of Fujairah’s environmental standards, the relevant tank specifications, and must not be considered “hazardous”. BPGIC also retains the right pursuant to the Phase II Customer Agreement to refuse any oil products that are proven to be sanctioned, poor quality or hazardous.

The description of the Phase II Customer Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.70.

Business Combination Agreement

On April 15, 2019, (i) Twelve Seas (now known as BPGIC International), (ii) the Company (f/k/a Brooge Holdings Limited), (iii) Merger Sub, and (iv) BPGIC, entered into the Business Combination Agreement, pursuant to which BPGIC Holdings also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) pursuant to which, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby upon the Closing, among other matters, (a) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International, and as a wholly-owned subsidiary of the Company and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Company, and (b) the Company acquired all of the issued and outstanding Ordinary Shares of BPGIC from BPGIC Holdings in exchange for 98,718,035 Ordinary Shares of the Company, subject to the withholding of the Seller Escrow Shares being deposited in the Seller Escrow Account in accordance with the terms and conditions of the Business Combination Agreement and the Seller Escrow Agreement and $13,225,827.22, and with BPGIC becoming a wholly-owned subsidiary of the Company.

Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, the Company’s Ordinary Shares and warrants to purchase Ordinary Shares became listed on The Nasdaq Stock Market.

The description of the Business Combination Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.58.

Amended Founders’ Share Escrow Agreement

On June 19, 2018, Twelve Seas entered into the Share Escrow Agreement, by and among Twelve Seas, the Initial Twelve Seas Shareholders and Continental, as escrow agent (the “Founders’ Share Escrow Agreement”). On December 20, 2019, the Company entered into the Share Escrow Agreement Amendment, by and among the Company, Twelve Seas, the Initial Twelve Seas Shareholders and Continental, as escrow agent (the Founders’ Share Escrow Agreement as amended by the Share Escrow Agreement Amendment, the “Amended Founders’ Share Escrow Agreement”).

The Amended Founders’ Share Escrow Agreement provides that 2,587,500 shares held by Twelve Seas Sponsor, (the “Founders’ Lock-Up Shares”) will be held in escrow, with 50% of such Founders’ Lock-Up Shares subject to possible release from escrow upon certain milestones being met prior to one year after the date of Closing, but in any event, all Founders’ Lock-Up Shares to be released one year after the date of the Closing. Further, the Founders’ Lock-Up Shares may also be released prior to one year after the date of Closing, if, subsequent to the Closing, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. During the Escrow Period (as defined in the Amended Founders’ Share Escrow Agreement), the only permitted transfers of the Founders’ Lock-Up Shares will be (i) for transfers to the Company’s officers, directors or their respective affiliates (including, where an Initial Twelve Seas Shareholder is an entity, as a distribution to partners, members or shareholders of such Initial Twelve Seas Shareholder upon its liquidation and dissolution) (ii) by bona fide gift to a member of the Initial Twelve Seas Shareholder’s immediate family or to a trust, the beneficiary of which is the Initial Twelve Seas Shareholder or a member of the Initial Twelve Seas Shareholder’s immediate family for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death of the Initial Twelve Seas Shareholder, (iv) pursuant to a qualified domestic relations order, (v) by certain pledges to secure obligations incurred in connection with purchases of the Company’s securities, (vi) by private sales made at or prior to the consummation of the transactions under the Business Combination Agreement at prices no greater than the price at which the Founders’ Lock-Up Shares were originally purchased or (vii) to the Company for cancellation or in connection with the consummation of the transactions under the Business Combination, in each case, except for clause (vii) or with the Company’s prior consent, on the condition that such transfers may be implemented only upon the respective transferee’s written agreement (in a form reasonably acceptable to the Company) to be bound, inter alia, by the terms and conditions of the Amended Founders’ Share Escrow Agreement.

The description of the Amended Founders’ Share Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.3 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 4.7, and by reference to the full text of the amendment to such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.75.

A&R Founders’ Registration Rights Agreement

The Company entered into the Amended and Restated Founders’ Registration Rights Agreement (the “A&R Founders’ Registration Rights Agreement”), dated as of December 20, 2019, by and among the Company, Twelve Seas, EarlyBirdCapital, Inc. (“EBC”) and the Initial Twelve Seas Shareholders (the Initial Twelve Seas Shareholders and EBC, collectively the “Twelve Seas Insiders” and the securities held by the Twelve Seas Insiders the “Twelve Seas Insider Securities”).

Pursuant to the A&R Founders’ Registration Rights Agreement, the holders of a majority-in-interest of the Twelve Seas Insider Securities are entitled to make demands that the Company register such securities, however the Company is not obligated to effect more than an aggregate of two such demand registrations. With respect to such Twelve Seas Insider Securities which are subject to escrow under the Amended Founders’ Share Escrow Agreement, the holders of the majority-in-interest of the Twelve Seas Insider Securities can elect to exercise their registration rights at any time commencing two months prior to the date on which such securities are to be released from escrow under the Amended Founders’ Share Escrow Agreement. With respect to such Twelve Seas Insider Securities which are subject to escrow under the Initial Shareholder Escrow Agreement, the holders of the majority-in-interest of the Twelve Seas Insider Securities can elect to exercise their registration rights when such securities are released from escrow under the Initial Shareholder Escrow Agreement. With respect to such Twelve Seas Insider Securities which are not subject to any escrow, the registration rights may be exercised at any time on or after the date of Closing. Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the A&R Founders’ Registration Rights Agreement, the Company shall give notice to the Twelve Seas Insiders and all other holders of Registrable Securities (as defined in the A&R Founders’ Registration Rights Agreement) as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the A&R Founders’ Registration Rights Agreement provides that subject to certain exceptions, the holders of Registrable Securities shall be entitled under the A&R Founders’ Registration Rights Agreement to request in writing that the Company register the resale of any or all of such Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the A&R Founders’ Registration Rights Agreement, the Company agrees to indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell such Registrable Securities, unless such liability arose from the Company’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Registrable Securities will indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state a material fact, in any registration statement or prospectus pursuant to which they sell their Registrable Securities, where they were made (or not made) by the Company in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the A&R Founders’ Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.74.

Seller Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, the Seller Escrow Shares, which are Twenty Million (20,000,000) of the Company’s Ordinary Shares otherwise issuable to BPGIC Holdings at the Closing together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, were instead issued to BPGIC Holdings in escrow, and are held by Continental, as escrow agent for the benefit of BPGIC Holdings, to be held and controlled, along with any other Seller Escrow Property by Continental in a separate segregated escrow account (the “Seller Escrow Account”), and released in accordance with the Seller Escrow Agreement.

While the Seller Escrow Property is held in the Seller Escrow Account, BPGIC Holdings shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Seller Escrow Property). The Seller Escrow Agreement provides, however, that after the Closing, BPGIC Holdings shall be permitted to (i) pledge or otherwise encumber the Seller Escrow Property as collateral security for documented loans entered into by BPGIC Holdings, the Company or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Seller Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Seller Escrow Property shall be subject to the provisions of the Seller Escrow Agreement and the sections of the Business Combination Agreement pertaining to the escrow, including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Seller Escrow Property under clause (i) above, BPGIC Holdings may transfer the Seller Escrow Property to another escrow agent selected by BPGIC Holdings and reasonably acceptable to the Company.

The Seller Escrow Property will only become vested and not subject to forfeiture, and released to BPGIC Holdings, in the event that the Company meets the following performance or milestone requirements during the Seller Escrow Period, the period commencing from the Closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing:

(i) One-half (½) of the Seller Escrow Property shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA (as defined in the Seller Escrow Agreement) for any full fiscal quarter during the Seller Escrow Period beginning with the first Seller Escrow Quarter equals or exceeds $175,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Seller Escrow Agreement) within any twenty (20) Trading Day period during the Seller Escrow Period.

(ii) All Seller Escrow Property remaining in the Seller Escrow Account shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA for any Seller Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Seller Escrow Period.

The Annualized EBITDA for each fiscal quarter is equal to four times the earnings before interest, income taxes, depreciation and amortization of the Company and its subsidiaries, on a consolidated basis, for such fiscal quarter, as determined in accordance with IFRS, consistently applied, but subject to certain adjustments set forth on Exhibit A to the Seller Escrow Agreement.

At the end of the Seller Escrow Period, if there is any Seller Escrow Property which has not vested and that BPGIC Holdings is not entitled to receive in accordance with the Seller Escrow Agreement and the Business Combination Agreement, such Seller Escrow Property will be forfeited and automatically surrendered by BPGIC Holdings and distributed to the Company from the Seller Escrow Account, for cancellation by the Company. All actions or determinations on behalf of the Company under the Seller Escrow Agreement after the Closing (other than certain reports to be delivered by the Company’s chief financial officer) will be exclusively made and determined by a majority of the independent directors then serving on the Company’s board of directors that are disinterested in the Seller Escrow Property.

The description of the Seller Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.1 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on May 13, 2019 and is incorporated by reference herein as Exhibit 4.59, and by reference to the full text of the First Amendment to such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.72.

Initial Shareholder Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, One Million Five Hundred Fifty-Two Thousand Five Hundred (1,552,500) of the Company’s Ordinary Shares otherwise issuable to the Initial Twelve Seas Shareholders at the Closing (together with any equity securities paid as dividends or distributions with respect to such Ordinary Shares or into which such Ordinary Shares are exchanged or converted, the “Founders’ Earn-Out Escrow Shares” and together with the Founders’ Lock-Up Shares, the “Founders’ Shares”) were instead issued to the Initial Twelve Seas Shareholders in escrow and are held by Continental, as escrow agent for the benefit of the Initial Twelve Seas Shareholders to be held and controlled, along with any other Founder Escrow Property (as defined in the Initial Shareholder Earn-Out Escrow Agreement and together with the Founders’ Earn-Out Escrow Shares, the “Founders’ Earn-Out Escrow Property”) by Continental in a separate segregated escrow account (the “Founders’ Earn-Out Escrow Account”), and released in accordance with the Escrow Agreement, dated December 20, 2019 by and among the Initial Twelve Seas Shareholders, Continental and the Company (the “Initial Shareholder Escrow Agreement”).

While the Founders’ Earn-Out Escrow Property is held in the Founders’ Earn-Out Escrow Account, the Initial Twelve Seas Shareholders shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Founders’ Earn-Out Escrow Property). The Initial Shareholder Escrow Agreement provides, however, that each Initial Twelve Seas Shareholder shall be permitted to (i) pledge or otherwise encumber such Initial Twelve Seas Shareholder’s portion of the Founders’ Earn-Out Escrow Property as collateral security for documented loans entered into by such Initial Twelve Seas Shareholder, the Company or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Founders’ Earn-Out Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Founders’ Earn-Out Escrow Property shall be subject to the provisions of the Initial Shareholder Escrow Agreement, the Voting Agreement (as applicable) and the Founder Share Letter (as defined in the Initial Shareholder Escrow Agreement), including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Founders’ Earn-Out Escrow Property under clause (i) above, such Initial Twelve Seas Shareholder may transfer such Initial Twelve Seas Shareholder’s portion of the Founders’ Earn-Out Escrow Property to another escrow agent selected by such Initial Twelve Seas Shareholder and reasonably acceptable to the Company.

The Founders’ Earn-Out Escrow Property will only become vested and not subject to forfeiture, and released to the Initial Twelve Seas Shareholders (on the same proportional basis) upon the same events and milestones triggering, and at the same time as, the release of the Seller Escrow Property.

At the end of the Seller Escrow Period, if there is any Founders’ Earn-Out Escrow Property which has not vested and that the Initial Twelve Seas Shareholders are not entitled to receive in accordance with the Founder Share Letter and the Initial Shareholder Escrow Agreement (which will occur upon a determination being made under the Seller Escrow Agreement and the Business Combination Agreement that forfeitures shall be made with respect to the Seller Escrow Property), such Founders’ Earn-Out Escrow Property will be forfeited and automatically surrendered by the Initial Twelve Seas Shareholders and distributed to the Company from the Founders’ Earn-Out Escrow Account, for cancellation by the Company.

In connection with an agreement between Twelve Seas Sponsor and Magnetar Financial LLC and certain of its affiliates (collectively, “Magnetar”) whereby Twelve Seas Sponsor pledged, inter alia, its Founders’ Earn-Out Escrow Shares to Magnetar as collateral, the Company agreed that, if the other pledged collateral is not sufficient to cover Twelve Seas Sponsor’s obligations to Magnetar, the Company will waive the escrow release conditions and release up to 100% of Twelve Seas Sponsor’s Founders’ Earn-Out Escrow Shares, as necessary, to cover the remainder of Twelve Seas’ Sponsor’s obligations to Magnetar (such agreement the “Limited Waiver”).

The description of the Initial Shareholder Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.77 and the Limited Waiver of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.83.

The description of the Limited Waiver does not purport to summarize all of the provisions of the Limited Waiver and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.83.

Seller Registration Rights Agreement

Pursuant to the Business Combination Agreement, the Company and BPGIC Holdings have entered into the registration rights agreement, dated December 20, 2019 (the “Seller Registration Rights Agreement”), which became effective upon the Closing, with respect to the Ordinary Shares of the Company received by BPGIC Holdings at the Closing (the “Seller Shares”). Under the Seller Registration Rights Agreement, BPGIC Holdings has registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the Seller Shares (together with any securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Seller Registrable Securities”), except that the Company is not obligated to register Seller Registrable Securities subject to the Seller Escrow Agreement until they are released from the Seller Escrow Account. The holders of a majority-in-interest of the Seller Registrable Securities are entitled under the Seller Registration Rights Agreement to make written demands for registration under the Securities Act of all or part of their Seller Registrable Securities (provided, however, that the Company is not obligated to effect more than four (4) of such written demands), and the other holders of Seller Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the Seller Registration Rights Agreement, the Company shall give notice to BPGIC Holdings and all other holders of Seller Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the Seller Registration Rights Agreement provides that subject to certain exceptions, the holders of Seller Registrable Securities shall be entitled under the Seller Registration Rights Agreement to request in writing that the Company register the resale of any or all of such Seller Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, the Company agrees to indemnify the holders of Seller Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell Seller Registrable Securities, unless such liability arose from the Company’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Seller Registrable Securities will indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state to material fact, in any registration statement or prospectus pursuant to which they sell their Seller Registrable Securities, where they were made (or not made) by the Company in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the Seller Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.76.

Amendment to Warrant Agreement and Rights Agreement

On June 19, 2018, Twelve Seas entered into both the Warrant Agreement and the Rights Agreement with Continental, pursuant to which Continental agreed to act as Twelve Seas’ warrant agent with respect to the issuance, registration, transfer, exchange, redemption and exercise of Twelve Seas’ warrants, and to act as Twelve Seas’ rights agent with respect to the issuance, registration, transfer and exchange of Twelve Seas’ rights.

On December 20, 2019, the Company, Twelve Seas and Continental entered into the Amendment to Warrant Agreement and Rights Agreement pursuant to which the Company became party to each of the Warrant Agreement and the Rights Agreement and the parties revised the terms of such agreements in order to, amongst other things, reflect the conversion of each Twelve Seas warrant into a warrant of the Company having substantially the same terms and conditions as such original Twelve Seas warrant, and each Twelve Seas right converted into 1/10th of one Ordinary Share of the Company.

The description of the Amendment to Warrant Agreement and Rights Agreement does not purport to summarize all of the provisions of the agreements and is qualified in its entirety by reference to the full text of (i) the Warrant Agreement, a copy of which was filed by Twelve Seas as Exhibit 4.1 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 2.3, (ii) the Rights Agreement, a copy of which was filed by Twelve Seas as Exhibit 4.2 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 2.4, and (iii) the Amendment to Warrant Agreement and Rights Agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 2.5.

Business Combination Marketing Agreement Fee Amendment

Twelve Seas engaged EBC to assist it in connection with Twelve Seas’ initial business combination. Pursuant to this arrangement, EBC assisted Twelve Seas in holding meetings with Twelve Seas shareholders to discuss the Business Combination and BPGIC’s business attributes, introduced Twelve Seas to potential investors that may have been interested in purchasing Twelve Seas’ securities in connection with the Business Combination, assisted Twelve Seas in obtaining shareholder approval for the Business Combination and assisted Twelve Seas with its press releases and certain public filings in connection with the Business Combination. Pursuant to the original agreement, Twelve Seas agreed to pay EBC a cash fee equal to 3.5% of the gross proceeds received in its initial public offering for such services upon the consummation of its initial business combination (exclusive of any applicable finders’ fees which might become payable); provided that up to 1.0% of the gross proceeds of initial public offering could be allocated at Twelve Seas’ sole discretion to one or more advisors that assisted Twelve Seas in identifying and consummating an initial business combination. Twelve Seas also agreed to reimburse EBC for up to $20,000 of its reasonable costs and expenses incurred by it (including reasonable fees and disbursements of counsel) in connection with the performance of its services pursuant to the agreement; provided, however, all expenses in excess of $5,000 in the aggregate required Twelve Seas’ prior written approval, which approval would not be unreasonably withheld.

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, EBC, and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to $3 million and a $1.5 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. After an event of default, the promissory note would bear interest at the rate of 10% per annum.

The description of the BCMA Fee Amendment does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of (i) the Business Combination Marketing Agreement, a copy of the form of which was filed by Twelve Seas as Exhibit 1.2 to the Registration Statement on Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018 and is incorporated by reference herein as Exhibit 4.13, (ii) the BCMA Fee Amendment, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.78, and (iii) the $1,500,000 Promissory Note issued to EBC, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.79.

Voting Agreement

Pursuant to the Business Combination Agreement, BPGIC Holdings and the Initial Twelve Seas Shareholders entered into the Voting Agreement, dated December 20, 2019 in favor of BPGIC Holdings (the “Voting Agreement”). The Voting Agreement applies to the Ordinary Shares and other voting securities of the Company issued to the Initial Twelve Seas Shareholders upon the consummation of the Business Combination (including upon the conversion, exercise, exchange of their securities in Twelve Seas) as well as other securities the Initial Twelve Seas Shareholders acquired or agreed to acquire up to and including the time of Closing (collectively, the “Subject Shares”). The Voting Agreement provides that from and after the Closing until the Voting Agreement terminates with respect to each Initial Twelve Seas Shareholder, at each meeting of the shareholders of the Company and in each written consent or resolutions of the Company shareholders in which an Initial Twelve Seas Shareholder is entitled to vote, consent or approve, such Initial Twelve Seas Shareholder unconditionally and irrevocably agrees to be present for such meeting and vote its Subject Shares (in person or by proxy), as directed by BPGIC Holdings, or consent to any action by written consent or resolution with respect to all such matters, as directed by BPGIC Holdings. The Voting Agreement terminates upon the earlier to occur of (i) the mutual written consent of BPGIC Holdings and the Initial Twelve Seas Shareholders and (ii) with respect to any Initial Twelve Seas Shareholder, automatically on the date such Initial Twelve Seas Shareholder no longer holds any Subject Shares.

The description of the Voting Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.73.

Dividend Waivers

Prior to the Closing, BPGIC Holdings, MENA Energy, the Twelve Seas Insiders and certain assignees of EBC (collectively the “Waiving Holders”) signed and delivered to the Company dividend waivers pursuant to which such Waiving Holders waived, for a period of two years from the date of Closing (the “Waiver Term”), their rights to any dividends with respect to (i) the Ordinary Shares received by BPGIC Holdings in exchange for the outstanding equity of BPGIC, (ii) the Founders’ Shares, and (iii) the ordinary shares issued to EBC and its affiliates in connection with Twelve Seas’ initial public offering. Each dividend waiver terminates upon the earliest to occur of (i) the expiration of the Waiver Term, and (ii) with respect to the Twelve Seas Insiders and EBC, if the Company and/or BPGIC Holdings or MENA Energy modify their waiver of their rights to dividends in any way.

The description of the Dividend Waiver does not purport to summarize all of the provisions thereof and is qualified in its entirety by reference to the full text of such waiver, a copy of the form of which is attached hereto and incorporated by reference herein as Exhibit 4.80.

Amendment to Phase I Construction Facilities Letter

On December 30, 2019, BPGIC and FAB agreed to amend the Phase I Construction Facilities to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 will now be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 will now be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

The description of the December 30, 2019 amendment to the Phase I Construction Facilities does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.82.

BPGIC did not comply with the terms of the Phase I Construction Facilities as amended on December 30, 2019. A payment of principal and interest of $6.6 Million for the Phase I Construction Facility due on February 28, 2020 was not paid. Payments of principal and interest totaling $2.2 Million for the Phase I Construction Facility and the Phase I Admin Building Facility due on April 30, 2020 were not made. The Debt Service Reserve Account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum Debt Service Coverage Ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but, as in the past, the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into the June 15 Phase I Construction Facilities Amendment with its lender to amend the Phase I Construction Facilities.

Pursuant to the June 15, Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that requires BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 Million
July 31, 2020	$3.62 Million
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$1.01 Million
November 30, 2020	$0.14 Million
December 31, 2020	$3.87 Million
Total	$11.9 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC will make quarterly payments of approximately $1.77 Million

Pursuant to the June 15, Phase I Construction Facilities Amendment, BPGIC and the lender also agreed to a revised payment schedule for the Phase I Admin Building Facility that requires BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$0.41 Million
November 30, 2020	$0.14 Million
December 31, 2020	$0.80 Million
Total	$1.63 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2021, BPGIC will make quarterly payments of approximately $0.54 Million.

Testing of the Debt Service Ratio Covenant will start on December 31, 2020 and will be conducted on each subsequent payment date. A Debt Service Reserve Account containing at least 1 quarter of debt service amounts must be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repays all liabilities owed under the Phase I Construction Facilities. BPGIC pledged the account to the lender as security for the Phase I Construction Facilities. BPGIC, The Company and BPGIC Holdings undertook to have no other bank accounts except for the one that is the Debt Service Reserve Account until the Phase I Construction Facilities are repaid and to route all funds through the Debt Service Reserve Account. BPGIC further granted the lender a non-possessory mortgage over the Phase I Customer Agreement as security for the Phase I Construction Facilities.

Also pursuant to this amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021; and

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

There is no change in the final maturity of Phase I Construction Facility which is July 30, 2030 and Phase I Admin Building Facility which is July 31, 2023. BPGIC

The description of the Amendment to Phase I Construction Facilities Letter, does not purport to summarize all of the provisions thereof and is qualified in its entirety by reference to the full text of such agreement, the Movable Asset Mortgage, dated as of June 15, 2020, by and between BPGIC and FAB and the Account Pledge (First Party), dated as of June 15, 2020, by and between BPGIC and FAB, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.93, 4.94 and 4.95, respectively.

Phase III Land Lease

On February 2, 2020, BPGIC entered into the Phase III Land Lease Agreement to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. The agreement provides for an initial 30 year term with an automatic 30 year renewal. Upon mutual agreement of the parties, the term of the Phase I & II Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties. BPGIC will begin paying rent under the Phase III Land Lease Agreement on the earlier of the date that is 18 months from the date of the Phase III Land Lease Agreement and the commissioning of the Phase III facility. The initial annual rent will be $6,126,467 and rent increases by 2 percent per annum. All amounts in respect of rent for each quarter shall be invoiced by and paid to FOIZ in Dirhams by immediately available funds due net thirty (30) days after receipt of invoice. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

BPGIC believes that the Phase III Land can house additional storage capacity and refinery of up to 3,500,000 m3. The Phase III Land is the subject of ongoing FEED studies, which, in parallel with prospective end-user discussions, will enable BPGIC to determine the optimal layout and product mix. Currently, BPGIC plans to use the Phase III Land to further increase its crude oil storage and refinery services capacity.

The description of the Phase III Land Lease Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.85.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our Ordinary Shares.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

United States of America

This section is addressed to U.S. Holders of ordinary shares of the Company. Unless otherwise indicated, “ordinary shares” refers to ordinary shares of the Company.

Taxation of Dividends and Other Distributions on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to its ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, or the Company is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s ordinary shares.

To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate the Company’s earnings and profits under U.S. federal income tax principles.

Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of the Company’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Company ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. tax purposes if at least 75% of its gross income in a taxable year of such foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. In determining the value and composition of its assets for purposes of the PFIC asset test, (1) the cash the Company owns at any time will generally be considered to be held for the production of passive income and (2) the value of the Company’s assets must be determined based on the market value of its ordinary shares from time to time, which could cause the value of its non-passive assets to be less than 50% of the value of all of its assets (including cash) on any particular quarterly testing date for purposes of the asset test.

A determination as to whether the Company is a PFIC with respect to any particular tax year will be made following the end of such tax year. If the Company is a PFIC for any year during which you hold the Company’s ordinary shares, it will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if the Company ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the Company securities and, in the case of the ordinary shares, the U.S. Holder did not make a timely “mark-to-market” election, as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of the Company securities; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Company securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for such securities;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which it is a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year(s) of the U.S. Holder.

If a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a “mark-to-market” election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Company ordinary shares and for which the Company is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income each year that the Company is treated as a PFIC the excess, if any, of the fair market value of such U.S. Holder’s ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of such shares at the end of the U.S. Holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares in a taxable year in which the Company is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which the Company is treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Company’s ordinary shares under their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Company does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which the Company is a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if the Company were a PFIC at any time during the period you hold its ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if the Company ceases to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which the Company is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, you are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the Company’s ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to the Company’s ordinary shares and proceeds from the sale, exchange or redemption of the Company’s ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. Transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

F. Dividends and Paying Agents

Not Applicable

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

A.	Market Risk Disclosures

The main risks arising from the Company’s financial instruments are capital risk, interest rate risk, credit risk, currency risk and liquidity risk. The Senior Management team reviews and agrees on policies for managing each of these risks which are summarized below. The Company’s instruments are entered into for purposes other than trading purposes.

B.	Capital Risk

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for holders of Ordinary Shares and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of shareholders’ equity and debt, which as disclosed in the audited financial information for the period ended December 31, 2019 includes the borrowings under the Financing Facilities while excluding derivative financial liabilities.

Consistent with others in the industry, the Company monitors its debt levels including covenants contained within the Financing Facilities.

C.	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks and interest bearing loans and borrowings at variable rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with other variables held constant, of the Group’s profit for one year corresponding to the impact of the floating rate borrowings for one year. The effect of the interest rate swap has been excluded from the sensitivity as the Group does not apply hedge accounting.

Effect on profit USD

2019

+40 increase in basis points	347,971

-40 decrease in basis points	(347,971)

2018

+40 increase in basis points	(381,713)

-40 decrease in basis points	381,713

D.	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2019 and 2018.

The Group has a low credit risk exposure on its trade receivables based on established policy, procedures and controls relating to customer credit risk management. Credit quality of the customer is assessed as part of contract negotiations. Outstanding receivables are regularly monitored. The Group has only one customer as at 31 December 2019 (31 December 2018: one customer).

E.	Currency Risk

The Company does not have any significant exposure to currency risk as most of its contracts, cash activities and financing arrangements are denominated in $ or AED, which is the currency of the UAE and pegged to the $.

F.	Liquidity Risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers projected financing requirements of the Group during the construction phase and cash projections from operations with outstanding bank facilities and outstanding bank commitments as defined under the finance documents.

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility. Refer note 2.2 for further details.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December 2019 and 31 December 2018 based on contractual undiscounted payments.

	On demand USD	Less than 3 months USD	3 months to 1 year USD	1 to 5 years USD	> 5 years USD	Total USD

31 December 2019

Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519

Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199

Derivative financial instruments	-	-	1,518,249	-	-	1,518,249

Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

31 December 2018

Bank overdraft	3,745,048	-	-	-	-	3,745,048

Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779

Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523

Derivative financial instruments	-	-	1,190,073	-	-	1,190,073

Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

G.	Operations Risk

The Company’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers - Dubai, an insurance broker. The program covers the Phase I facilities and related assets, and the liabilities of the Phase I operations and the Company. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. The Company additionally maintains local insurance, including healthcare and other insurance required by the Company’s jurisdiction.

Premiums are allocated based on the insured values, history of claims and type of risk. Management believes that the amount of coverage provided is comprehensive and appropriate for the Company’s type of business and meets the standard requirements to comply with all statutory requirements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2018, the Company had not paid $$3,747,537 of principal and accrued interest that was due under the Company’s Phase I Financing Facilities. Also, as of December 31, 2018, the Company was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Company’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of December 31, 2018, the Company has classified its debt balance of $94,792,088 as a current liability. As of December 31, 2018, the Company’s current liabilities exceeded its current assets by $108,536,113, respectively.

On September 10, 2019, the Company entered into an agreement with its lender to amend the Phase I Construction Facility. The principal and accrued interest of $5,494,063 outstanding under this facility as of July 31, 2019 as per the original repayment schedule would be due on November 30, 2019. The Phase I Construction Facility was payable in 45 instalments starting October 31, 2019 with final maturity on July 30, 2030. The Phase I Admin Building Financing Facility and the Phase I Short Term Financing Facility were not amended as part of the September 10, 2019 agreement to amend the Phase I Construction Facility. Subsequent to the period end, the Company had repaid $5,646,206 due under the Phase I Admin Building Facility and the Phase I Short Term Financing Facility. As such, all instalments related to Phase I Admin Building Facility and the Phase I Short Term Financing Facility due under the original repayment schedules up to September 10, 2019 were repaid. In addition, the Company agreed to assign to the lender all proceeds from the operation of the tanks and to pre-settle by December 31, 2019 AED 100,000,000 (($27,225,701) translated using the exchange rate as of December 31, 2019) of principal under the Phase I Construction Facilities from the proceeds received from the Business Combination. Payment of principal and interest due on October 31, 2019 under the Phase I Financing Facilities was not paid in full as a result of recent discussions between the Company and the lender pertaining to more favorable financing terms. This partial non-payment was an event of default, but, as in the past, the lender did not declared an event of default. A payment of principal and interest due on November 30, 2019 under the Phase I Financing Facilities was not paid as a result of recent discussions between BPGIC and lender pertaining to more favorable financing terms.

On December 30, 2019, BPGIC and lender agreed to amend the Phase I Construction Facilities to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 will now be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 will now be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

BPGIC did not comply with the terms of the Phase I Construction Facilities as amended on December 30, 2019. A payment of principal and interest of $6.6 Million for the Phase I Construction Facility due on February 28, 2020 was not paid. Payments of principal and interest totaling $2.2 Million for the Phase I Construction Facility and the Phase I Admin Building Facility due on April 30, 2020 were not made. The Debt Service Reserve Account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum Debt Service Coverage Ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but, as in the past, the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into an agreement with its lender to amend the Phase I Construction Facilities.

BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that requires BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 Million
July 31, 2020	$3.62 Million
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$1.01 Million
November 30, 2020	$0.14 Million
December 31, 2020	$3.87 Million
Total	$11.9 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC will make quarterly payments of approximately $1.77 Million

BPGIC and the lender also agreed to a revised payment schedule for the Phase I Admin Building Facility that requires BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 Million
September 30, 2020	$0.14 Million
October 31, 2020	$0.41 Million
November 30, 2020	$0.14 Million
December 31, 2020	$0.80 Million
Total	$1.63 Million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2021, BPGIC will make quarterly payments of approximately $0.54 Million.

Testing of the Debt Service Ratio Covenant will start on December 31, 2020 and will be conducted on each subsequent payment date. A Debt Service Reserve Account containing at least 1 quarter of debt service amounts must be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repays all liabilities owed under the Phase I Construction Facilities. BPGIC pledged the account to the lender as security for the Phase I Construction Facilities. BPGIC, The Company and BPGIC Holdings undertook to have no other bank accounts except for the one that is the Debt Service Reserve Account until the Phase I Construction Facilities are repaid and to route all funds through the Debt Service Reserve Account. BPGIC further granted the lender a non-possessory mortgage over the Phase I Customer Agreement as security for the Phase I Construction Facilities.

Also pursuant to this amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021; and

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%] and to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

There is no change in the final maturity of Phase I Construction Facility which is July 30, 2030 and Phase I Admin Building Facility which is July 31, 2023.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Annual Report due to the material weaknesses in our internal control over financial reporting described below:

In connection with the preparation and external audit of the Company’s consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, the Company and Ernst and Young, independent registered public accounting firm, noted a material weakness in the Company’s internal control over financial reporting. The material weaknesses identified were (1) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (2) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. These material weakness could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

As a result of the identification of these material weakness, the Company will start implementing a number of measures from the second half year of 2020 to address the material weaknesses related to sufficient skilled personnel and internal controls over financial reporting. However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

(b) Management’s annual report on internal control over financial reporting and (c) Attestation report of the registered public accounting firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d) Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Abu Bakar Chowdhury qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F and is independent. See “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management” for Mr. Chowdhury’s experience and qualifications.

ITEM 16B. CODE OF ETHICS

The Company has a Code of Ethics and Business Conduct which establishes the practices that apply to all of our executive officers, directors and employees. The Code of Ethics and Business Conduct codifies the business and ethical principles that will govern all aspects of the Company’s business. A copy of the Company’s Code of Ethics and Business Conduct is filed herewith as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2019. The audit committee also discussed all the matters required by professional auditing standards to be discussed with the Company’s independent registered public accounting firm, Ernst & Young, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. In addition, the audit committee has received from the independent registered public accounting firm written disclosure required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and has discussed with the independent registered public accounting firm its independence from the Company and its management. Based on its review and discussions, including discussions without management or members of the independent registered public accounting firm present, the audit committee recommended to the Board of Directors of the Company, and the Board has approved, that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Audit Fees: Brooge Energy – $0.24 million

Audit-Related Fees: Nil.

Tax Fees: Nil.

All Other Fees: Nil.

Pre-approval Policy

To safeguard the continued independence of the Company’s independent registered public accounting firm, the audit committee has established a policy which requires all audit and non-audit services, subject to a de minimis exception pursuant to SEC Regulation S-X Rule 2-01(c)(7)(i)(C), to be performed by the Company’s independent registered public accounting firm, to be pre-approved by the audit committee prior to such services being performed. The policy also prohibits the Company’s independent registered public accounting firm from providing any services which would impair the accounting firm’s independence. The audit committee does not delegate to management its responsibilities to pre-approve services.

All audit services performed by the Company’s independent registered public accounting firm during the year ended December 31, 2019 were approved by the Board of Directors following recommendation of such approval by the audit committee.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In connection with the Business Combination, UHY LLP resigned as the independent registered public accounting firm of BPGIC International (f/k/a Twelve Seas Investment Company) effective as of January 8, 2020.

The reports of UHY LLP with respect to the audit of the financial statements of BPGIC International (f/k/a Twelve Seas Investment Company) as of December 31, 2018 and for the period from November 30, 2017 (inception) through December 31, 2018, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph describing the uncertainty as to BPGIC International’s ability to continue as a going concern.

During the period from November 30, 2017 (inception) through December 31, 2018 and the subsequent period through January 8, 2020, the date that UHY LLP resigned as the independent registered public accounting firm of BPGIC International, we did not have any disagreement with UHY LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During that time, there were no “reportable events” as set forth in Item 304(a)(1) of Regulation S-K adopted by the Securities and Exchange Commission.

We have provided UHY LLP with a copy of this Item 16.F prior to its filing with the Securities and Exchange Commission. UHY LLP has provided a letter to us, dated June 30, 2020 and addressed to the Securities and Exchange Commission, which is attached hereto as Exhibit 15.3 and is hereby incorporated herein by reference.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, the Company may generally follow home country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the Nasdaq Listing Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

The Company follows home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Executive Sessions. We are not required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring the Company’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. The Company follows Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Nomination of Directors. The Company’s director nominees may not be selected or recommended for the board of director’s selection by either (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors, as required under Nasdaq rules. The Company follows Cayman Islands practice which does not require director nominations to be made or recommended solely by independent directors. Further, the Company does not have a formal written charter or board resolution addressing the director nominations process. The Company follows Cayman Islands practice which does not require the Company to have a formal written charter or board resolution addressing the director nominations process.

●	Proxy Statements. We are not required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. The Company will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. The Company is not required to and, in reliance on home country practice, it does not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s board of directors is authorized to issue securities, including Ordinary Shares, warrants and convertible notes.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, together with the report of the independent registered public accounting firm are included as the “F” pages to this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Brooge Energy Limited.
2.1*	Specimen Ordinary Share Certificate of Brooge Energy Limited.
2.2*	Specimen Warrant Certificate of Brooge Energy Limited.
2.3	Warrant Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas Investment Company (incorporated by reference to Exhibit 4.1 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
2.4	Rights Agreement, dated June 19, 2018, between Twelve Seas Investment Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
2.5	Amendment to Warrant Agreement and Rights Agreement, dated as of December 20, 2019, by and among Continental Stock Transfer & Trust Company, Twelve Seas Investment Company, and Brooge Holdings Limited. (incorporated by reference to Exhibit 2.5 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
2.6*	Description of the Registrant’s Securities.
4.1	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.2	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Dimitri Elkin (incorporated by reference to Exhibit 10.6 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.3	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Gregory A. Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.4	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Neil Richardson, Stephen A. Vogel, Bryant B. Edwards and Stephen N. Cannon (incorporated by reference to Exhibit 10.8 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.5	Investment Management Trust Account Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.6	Registration Rights Agreement, dated June 19, 2018, among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.7	Share Escrow Agreement, dated June 19, 2018, by and among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.8	Rights Agreement, dated June 19, 2018, between Twelve Seas and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.9	Securities Subscription Agreement, dated December 11, 2017, between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).
4.10	Amended and Restated Unit Subscription Agreement, dated June 19, 2018, by and between the Registrant and the Initial Shareholders for founders’ units (incorporated by reference to Exhibit 10.4 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form S-1/A (File No. 333-225352), filed with the SEC on June 14, 2018).
4.12	Administrative Services Agreement, dated June 19, 2018, between Twelve Seas and Twelve Seas Capital, Inc. (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.13	Form of Business Combination Marketing Agreement between Twelve Seas and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 of Twelve Seas’ Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018).
4.14	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 19, 2019).
4.15	Sponsor Promissory Note, dated December 11, 2017 (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).
4.16	Sponsor Promissory Note, dated April 4, 2019 (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 5, 2019).
4.17†	Land Lease Agreement, dated March 10, 2013, by and between Fujairah Municipality and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.20 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.18†	Novation Agreement, dated September 1, 2014, by and among Fujairah Municipality, Fujairah Oil Industry Zone, and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.21 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.19†	Access to and Use of Port Facilities Agreement, undated, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.22 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.20#	Offer Letter, dated April 6, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and BPGIC (incorporated by reference to Exhibit 10.23 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.21	Offer Letter (Addendum), dated July 24, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.24 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.22	Offer Letter (Addendum), dated November 13, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.25 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.23	Offer Letter (Addendum), dated December 31, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.26 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.24#	No Objection Letter in Respect of the Oil Storage Terminal Project, dated April 13, 2015, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.27 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.25	Offer Letter (Addendum), dated June 24, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.28 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.26†	Master Istisna’ Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.29 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.27#	Offer Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.30 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.28†	Master Forward Lease Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.31 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.29†	Forward Lease, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.32 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.30#†	Common Terms Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.33 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.31†	Commercial Mortgage, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.34 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.32†	Assignment of Contracts, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.35 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.33#†	Investment Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.36 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.34	Service Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.35†	Purchase Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.38 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.36†	Sale Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.39 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.37†	Seller Option Deed, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.40 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.38#	Account Pledge and Assignment, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.41 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.39	Conditional Waiver Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.42 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.40#	Common User Pipe Rack 3 Concession Agreement, dated March 31, 2016, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.43 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.41#†	The Service Agreement, dated April 1, 2017, by and between Brooge Petroleum and Gas Investment Company and Flowi Facility Management LLC (incorporated by reference to Exhibit 10.44 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.42#	Facility Offer Letter, dated April 9, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.45 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.43	Addendum to Forward Lease, dated April 26, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.46 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.44	Agreement, dated April 27, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.47 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.45	Employment Agreement, dated May 21, 2017, by and between Nicolaas Paardenkooper and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.48 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.46	Employment Agreement Annexure, dated January 8, 2018, by and between Brooge Petroleum and Gas Investment Company FZC and Nicolaas Paardenkooper (incorporated by reference to Exhibit 10.49 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.47#	Facility Offer Letter, dated June 4, 2018, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.50 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.48†	Murabaha Agreement for the Sale and Purchase of Commodities, undated, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.51 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.48	Letter of Condition Waiver, dated June 21, 2018, by and between First Abu Dhabi Bank and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.52 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.49	Letter Agreement for Renewal of Service Agreement, dated July 1, 2018, by and between Flowi Facility Management LLC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.53 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.50†	Contract for the Provision of Project Management Consultancy (PMC) Services Agreement, dated July 26, 2018, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.54 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.51#†	The Contract Agreement, dated September 3, 2018, by and between Audex Fujairah LL FZE and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.55 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.52†	Master Istisna’ Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.56 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.53†	Master Forward Lease Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.57 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.54#†	Common Terms Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.58 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.55	Title Agency Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.59 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.56	Indemnity Undertaking, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.60 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.57#	Refinery and Services Agreement, dated March 13, 2019 by and between Sahara Energy Resources DMCC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.61 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.58†	Business Combination Agreement, dated April 15, 2019, by and among Twelve Seas, the Company, Merger Sub, BPGIC, and BPGIC Holdings entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), as amended (incorporated by reference to Exhibit 2.1 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.59	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).
4.60	Joint Development Agreement, dated May 14, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.62 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.61	Chief Financial Officer Employment Offer Letter, dated May 27, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Saleh Mohamed Yammout (incorporated by reference to Exhibit 10.65 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.62	Addendum to Joint Development Agreement, dated June 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.63 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.63	Second Addendum to Joint Development Agreement, dated July 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.64 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.64	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.65†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.66#	Main Terminal Lease and Offtake Agreement - Phase I, dated August 1, 2019, by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.69 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.67	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.68	Third Addendum to Joint Development Agreement, dated September 6, 2019, by and between Brooge Petroleum and Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.68 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.69	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.70#	Main Terminal and Lease Offtake Agreement - Phase II, September 20, 2019, by and between by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.72 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.71	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).
4.72†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.73	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.74†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji (incorporated by reference to Exhibit 4.74 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.75	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.75 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.76	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.77†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.77 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.78	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc (incorporated by reference to Exhibit 4.78 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.79	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019 (incorporated by reference to Exhibit 4.79 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.80	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.81	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 4.81 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.82	Amendment to Phase I Construction Facilities Letter, dated December 30, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.82 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.83	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited (incorporated by reference to Exhibit 4.83 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.84	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.84 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.85*#	Land Lease Agreement, dated as of February 2, 2020, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZE.
4.86*	Refinery Agreement, dated as of February 23, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE
4.87*	Extension of Refinery Agreement, dated April 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.
4.88*	Extension of Refinery Agreement, dated June 2, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.
4.89*	Deed of Agreement, dated as of April 21, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.
4.90*#	Commercial Storage Agreement, dated as of April 22, 2020, by and between Totsa Total Oil Trading SA and Brooge Petroleum and Gas Investment Company FZE.
4.91*#	Proposal for Front End Engineering Design (FEED), dated April 20, 2020, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company.
4.92*	Chief Financial Officer Offer Letter, dated as of April 27, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and Syed Masood Ali.
4.93*	Amendment to Phase I Construction Facilities Letter, dated June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC.
4.94*	Movable Asset Mortgage, dated as of June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC.
4.95*	Account Pledge (First Party), dated as of June 15, 2020, by and between by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC.
8.1*	List of Subsidiaries of the Company
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
15.2	Compensation Committee Charter incorporated by reference to Exhibit 15.2 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
15.3*	Letter from UHY LLP.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

#	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.

†	Schedules to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

+	The certifications attached as Exhibits 13.1 and 13.2 that accompany this Form 20-F are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Brooge Energy Limited under the Securities Act or the Exchange Act, whether made before or after the date of this Form 20-F, irrespective of any general incorporation language contained in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BROOGE ENERGY LIMITED

June 30, 2020	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2019

To the Shareholders and the Board of Directors of Brooge Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Brooge Energy Limited (the “Company”) as of 31 December 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2.2 to the consolidated financial statements, the Company has a working capital deficiency and may not be able to repay debt instalments and capital expenditure requirements from projected financial resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters also are described in note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2018.

Abu Dhabi, United Arab Emirates

30 June 2020

Brooge Energy Limited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2019

		2019	2018	2017
	Notes	USD	USD	USD

Revenue	3	44,085,374	35,839,268	89,593
Direct costs	4	(10,202,465)	(9,607,360)	(2,295,809)

GROSS PROFIT / (LOSS)		33,882,909	26,231,908	(2,206,216)

Listing expenses	5	(101,773,877)	-	-
General and administrative expenses	6	(2,608,984)	(2,029,260)	(574,266)
Finance costs	7	(5,730,535)	(6,951,923)	(966,926)
Changes in fair value of derivative financial instruments	18	(328,176)	(1,190,073)	-

(LOSS) PROFIT AND TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR		(76,558,663)	16,060,652	(3,747,408)

Basic and diluted (loss) / earnings per share	21	(0.95)	0.20	(0.05)

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

			(Restated)
		2019	2018
	Notes	USD	USD

ASSETS
Non-current assets
Property, plant and equipment	8	263,228,588	197,629,114
Advances to contractors	10	21,664,764	-

		284,893,352	197,629,114

Current assets
Inventories	9	179,644	147,090
Trade and other receivables	10	2,348,693	2,123,077
Bank balances and cash	11	19,830,771	37,351

		22,359,108	2,307,518

TOTAL ASSETS		307,252,460	199,936,632

EQUITY AND LIABILITIES
Equity
Share capital	12	8,804	8,000
Share premium	12	101,775,834	1,353,285
Warrants	13	16,983,200	-
Shareholders’ accounts	20	71,017,815	47,717,763
General reserve	14	680,643	680,643
(Accumulated losses) retained earnings		(65,340,421)	11,218,242

Total equity		125,125,875	60,977,933

Non-current liabilities
Term loans	15	74,160,950	-
Lease liability	16	28,624,259	28,108,801
Provisions	17	13,941	6,267

		102,799,150	28,115,068

Current liabilities
Bank overdraft	11	-	3,745,048
Term loans	15	14,539,187	94,792,088
Accounts payable, accruals and other payables	19	61,115,121	9,003,798
Derivative financial instruments	18	1,518,249	1,190,073
Lease liability	16	2,154,878	2,112,624

		79,327,435	110,843,631

Total liabilities		182,126,585	138,958,699

TOTAL EQUITY AND LIABILITIES		307,252,460	199,936,632

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2019

						Accumulated
						(losses)/
	Share	Share		Shareholders’	Statutory	retained
	capital	premium	Warrants	account	reserves	earnings	Total
	USD	USD	USD	USD	USD	USD	USD

Balance at 1 January 2017	1,361,285	-	-	57,039,100	-	(414,359)	57,986,026
Reverse acquisition re-nomination with exchange ratio 800,000:1	8,000	(8,000)	-	-	-	-	-
Elimination of capital stock of BPGIC FZE	(1,361,285)	1,361,285	-	-	-	-	-
Net contribution from the shareholders (note 18)	-	-	-	13,382,336	-	-	13,382,336
Loss for the year	-	-	-	-	-	(3,747,408)	(3,747,408)

Balance at 31 December 2017 (restated)	8,000	1,353,285	-	70,421,436	-	(4,161,767)	67,620,954

At 1 January 2018 (restated)	8,000	1,353,285	-	70,421,436	-	(4,161,767)	67,620,954
Transfer to statutory reserve	-	-	-	-	680,643	(680,643)	-
Net distribution to the shareholders (note 20)	-	-	-	(22,703,673)	-	-	(22,703,673)
Profit for the year	-	-	-	-	-	16,060,652	16,060,652

Balance at 31 December 2018 (restated)	8,000	1,353,285	-	47,717,763	680,643	11,218,242	60,977,933

Balance at 1 January 2019 (restated)	8,000	1,353,285	-	47,717,763	680,643	11,218,242	60,977,933
Shares issuance in connection with a merger (note 25)	932	114,022,421	-	-	-	-	114,023,353
Cash election in lieu of shares (note 25)	(128)	(13,599,872)	-	-	-	-	(13,600,000)
Issuance of warrants in connection with merger (note 25)	-	-	16,983,200	-	-	-	16,983,200
Net Contribution by the shareholders (note 20)	-	-	-	23,300,052	-	-	23,300,052
Loss for the year	-	-	-	-	-	(76,558,663)	(76,558,663)

Balance at 31 December 2019	8,804	101,775,834	16,983,200	71,017,815	680,643	(65,340,421)	125,125,875

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2019

		2019	2018	2017
	Notes	USD	USD	USD

OPERATING ACTIVITIES
(Loss)/Profit for the year		(76,558,663)	16,060,652	(3,747,408)

Adjustments to reconcile net (loss)/profit to net cash provided by (used in) operating activities:
Listing expenses	5	100,122,019	-	-
Depreciation charge	4	5,785,745	5,716,063	692,528
Finance costs	7	5,730,535	6,951,923	966,926
Net changes in fair value of derivative financial instruments	18	328,176	1,190,073	-

		35,407,812	29,918,711	(2,087,954)
Working capital changes:
(Increase) decrease in inventories		(32,554)	29,561	(176,651)
Increase in trade and other receivables		(225,616)	(2,123,077)	(618,700)
Increase in provisions		7,674	5,616	365
Increase in accounts payable, accruals and other payables	19	18,257,036	65,910	630,023

Net cash flows from (used in) operating activities		53,414,352	27,896,721	(2,252,917)

INVESTING ACTIVITIES
Advances paid to contractors		(21,664,764)	-	-
Purchase of property, plant and equipment		(38,690,498)	(271,403)	(21,924,553)

Net cash flow used in investing activities		(60,355,262)	(271,403)	(21,924,553)

FINANCING ACTIVITIES
Proceeds from term loans	15	-	4,038,024	16,700,441
Repayment of term loans	15	(8,435,416)	(3,487,876)	-
Interest paid on term loans		(1,536,503)	(7,195,581)	(3,429,143)
Proceeds from issuance of ordinary shares		33,064,568	-	-
Cash election by shareholders		(13,600,000)	-	-
Payment of lease liability		(2,313,323)	-	-
Payment of transaction costs on loans		-	-	(111,081)
Net contribution from (distributions to) the shareholders	20	23,300,052	(24,971,637)	11,158,842

Net cash flows from (used in) financing activities		30,479,378	(31,617,070)	24,319,059

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		23,538,468	(3,991,752)	141,589

Cash and cash equivalents at 1 January		(3,707,697)	284,055	142,466

CASH AND CASH EQUIVALENTS AT 31 DECEMBER	11	19,830,771	(3,707,697)	284,055

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

1	ACTIVITIES

Brooge Energy Limited (the “Company”) formerly known as Brooge Holdings Limited, is a company with limited liability registered as an exempted company in the Cayman Islands. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

Subsequent to year end, on 07 April 2020, the Company changed its name from Brooge Holdings Limited to Brooge Energy Limited.

The Group provides oil storage and related services at the Port of Fujairah in the emirate of Fujairah in the UAE. The Group currently operates phase 1, comprising 14 tanks of total capacity of 399,324 cbm, fully operational for storage and other ancillary processes of clean oil. The Group’s phase 2 is under construction, which will comprise 8 tanks of total capacity of 600,000 cbm for storage and other ancillary services of crude oil.

Brooge Energy Limited was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below. On 15 April 2019, Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”) entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC plc became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) as disclosed in note 25. Under this method of accounting, Brooge Energy and Twelve Seas are treated as the “acquired” company. This determination was primarily based on BPGIC FZE comprising the ongoing operations of the combined company, BPGIC FZE’s senior management comprising the senior management of the combined company, and BPGIC FZE’s stockholders having a majority of the voting power of the combined company. For accounting purposes, BPGIC FZE is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of BPGIC FZE. Accordingly, the consolidated assets, liabilities and results of operations of BPGIC FZE are the historical financial statements of the combined company, and Brooge Energy and Twelve Sea’s assets, liabilities and results of operations are consolidated with BPGIC FZE beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of BPGIC FZE and Twelve Seas on 20 December 2019, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols BROG and BROGW, respectively. Upon the closing of business combination, Twelve seas changed its name to ‘BPGIC International’.

The consolidated financial statements are prepared as a continuation of the financial statements of BPGIC FZE, the acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited). The comparative financial years included herein are derived from the consolidated financial statements of BPGIC FZE as adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited).

The consolidated financial statements of the Group were authorised for issue by the Board of Directors on June 30, 2020.

2.1	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board “IASB”.

These consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group. All financial information presented in USD has been rounded to the nearest thousand, unless otherwise stated.

The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.2	FUNDAMENTAL ACCOUNTING CONCEPT

As of 31 December 2018, the Group had not paid USD 3.7 million of principal and accrued interest that was due under the Group’s Phase I Financing Facilities. Also, as of 31 December 2018, the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of 31 December 2018, the Group has classified its debt balance of USD 94.8 million as a current liability.

On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on 31 December 2019 the Group was in compliance with the amended facility agreement. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 57 million.

Subsequent to the year end, the Group defaulted on its commitments under its term loans and the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreement. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

On 15 June 2020, the Group entered into an agreement with its lender to amend its Phase I Financing Facilities (note15). The Group will have to pay principal and accrued interest of USD 8.8 million in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. Term loan (1) and Term loan (2) is now payable in 46 and 16 instalments respectively starting 30 June 2020 with final maturity on 31 July 2030 and 31 July 2023, respectively.

During 2018, the Group signed a sales agreement for phase 2 to provide storage and ancillary services to an international commodity trading company, which was novated to a new party during the year. Phase 2 operations are scheduled to start in fourth quarter of 2020 and management expects this will generate significant operating cash flows. The Group is in receipt of a loan facility letter date 15 October 2018 from a lender. The Group intends to draw down from this facility to to finance the payments due to the contractor in respect of Phase 2 construction in the third quarter of 2020. The ability of the Group to draw down on this facility is contingent upon a number of conditions agreed in the facility letter which will need to be assessed and approved by the bank prior to the disbursement of funds.

Based on the above noted, management has considered the going concern status of the Group and believes there to be a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s forecasts the capital expenditure requirements for phase 2 and debt servicing as described above will be funded by cash generated through the ongoing operations and further drawdowns from loan facilities.  The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s financial statements. Accordingly, there is significant doubt that the Group will be able to pay its obligations as they fall due and this significant doubt is not alleviated by management’s plans.

The financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

New and amended standards and interpretations

The Group applied certain standards, interpretations and amendments for the first time, which are effective for annual periods beginning on or after 1 January 2019. Except for IFRS 16, which was early adopted during the year ended 31 December 2016, the Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

●	IFRIC Interpretation 23 Uncertainty over Income Tax Treatments;
●	Amendments to IFRS 9 Prepayment Features with Negative Compensation;
●	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement; and
●	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES continued

Annual Improvements 2015-2017 Cycle

●	IFRS 3 Business Combinations;
●	IFRS 11 Joint Arrangements;
●	IAS 12 Income Taxes; and
●	IAS 23 Borrowing Costs.

The adoption of above standards and amendments did not have any significant impact on the consolidated financial statements of the Group except the amendments in IAS 23. These amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019. The implementation of the amendments resulted in USD 1,546,108 capitalisation of borrowing cost to Property, plant and equipment.

2.4	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Estimation and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives of its property, plant and equipment for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Management reviews the useful lives annually and the future depreciation charge would be adjusted where management believes that the useful lives differ from previous estimates. The depreciation period of the right-of-use asset has been determined to be over the lease term on the basis that the land is expected to be used for the whole period of the lease considering the existing assets and future expansion on the land.

Asset retirement obligation

As part of the land lease agreement between Fujairah Municipality and the Group, the Group has a legal obligation to remove the plant at the end of its lease term. The Group initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognised as finance cost. The Group’s operating assets generally consist of storage tanks and related facilities. These assets can be used for an extended period of time as long as they are properly maintained and/or upgraded. It is the Group’s current intent to maintain its assets and continue making improvements to those assets based on technological advances. There is no data or information that can be derived from past practice, industry practice or the Group’s intentions that could be used to make a reliable estimate of the decommissioning cost. Accordingly, the Group has not recorded a liability or corresponding asset as the amounts of such potential future costs are not reliably determinable.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.4	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS continued

Estimation and assumptions continued

Discount rate used for initial measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment. The Group determined its incremental borrowing rate at 9.5% (2018: 9.5%) in respect of the lease liability (note 16).

Impairment of trade receivables

The Group uses the simplified approach under IFRS 9 to assess impairment of its trade receivables and calculates expected credit losses (ECLs) based on lifetime expected credit losses. The Group calculates the ECL based on Group historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

Valuation of derivative financial instruments

The Group has entered into derivative financial instruments (interest rate swaps) with a financial institution with investment grade credit rating. Interest rate swaps are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties and interest rate curves. The changes in counterparty credit risk had no material effect on the derivative financial instruments recognised at fair value.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognised in the consolidated financial statements:

Business combination (reverse acquisition)

As the reverse acquisition of Brooge Energy did not constitute a business combination, the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of Twelve Seas and its public listing. Accordingly, the transaction had been accounted for at the fair value of the equity instruments granted to the shareholders and warrant holders of Twelve Seas.

Management applied the following primary judgments in accounting for the reverse acquisition:

1.	BPGIC was assessed as the accounting acquirer due to majority shareholding and representatives on the board of directors.
2.	The accounting acquiree is not a business and not in scope of IFRS 3.
3.	The acquisition has been accounted for in terms of IFRS 2 which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired has been recognised in profit and loss. Refer to note 2.5 (iii).
4.	Fair value of ordinary shares issued: Refer to note 25.
5.	The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”. Fair value of the shares in escrow: Refer to note 25.
6.	Fair value of Warrants issued: Refer to note 13.
7.	Deemed share issue has been presented in the financing activities in the Statement of Cash Flows.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.4	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS continued

Judgements continued

Operating lease commitments – Group as a lessor

The Group has entered into a five year storage rental agreement with a customer. Under the agreement, the Group has rented its full storage facility and receives fixed rental against the available storage capacity. The Group has determined the agreement to be a lease in accordance with IFRS 16 (Leases) and, based on the contractual arrangements in place, that it retains the principal risks and rewards of ownership of the storage facility and so accounts for the agreement as an operating lease.

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee;
●	Rights arising from other contractual arrangements; and
●	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed off during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognises the assets (including goodwill) and liabilities of the subsidiary
●	Derecognises the carrying amount of any non-controlling interests
●	Derecognises the cumulative translation differences recorded in equity
●	Recognises the fair value of the consideration received
●	Recognises the fair value of any investment retained
●	Recognises any surplus or deficit in profit or loss
●	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Basis of consolidation continued

(i) Subsidiaries continued

Details of subsidiaries as at 31 December 2019 and 31 December 2018 were as follows:

		Percentage of ownership
Legal name	Country of incorporation	2019	2018

Brooge Petroleum and Gas Investment Company FZE	United Arab Emirates	100%	-
BPGIC International (formerly known as Twelve Seas) *	Cayman Islands	100%	-

*indirectly held

The financial statements of the subsidiary are prepared for the same reporting year as the Group. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The carrying amount of the Company’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation. All significant intra-group balances, and income and expenses arising from intra-group transactions are also eliminated on consolidation.

(ii)	Non-controlling interests (“NCI”)

NCI are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(iii)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with changes in fair value recognised either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Basis of consolidation continued

(iii)	Business combinations continued

A ‘reverse acquisition’ is a business combination in which the legal acquirer - i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition. Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations. Under this approach, the difference between the fair value of the consideration paid less the fair value of the net assets acquired, is recognized as a listing expense in profit or loss.

Revenue recognition

The Group elected to early adopt IFRS 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’ for the year ended 31 December 2016 using the full retrospective method for both standards.

The Group generates revenue by charging fees for the storage, throughput and handling of fuel oil and clean products for its sole customer. Additional revenue is generated by charging fees for other ancillary services (excess throughput, heating, blending and other services).

The contract contains a lease and a service component. The lease component is accounted for under IFRS 16 and the service component is accounted for under IFRS 15. The contract has a minimum fixed monthly payment for both the lease and non-lease service components. The fixed consideration is allocated to the lease and service components based on their relative stand-alone selling price, which is based on an analysis of lease-related and service-related costs for the contract, adjusted for representative profit margins. The lease component is recognised on a straight-line basis over the term of the initial lease and the service component is recognised over time as the customer simultaneously receives and consumes the benefits provided by the Group’s performance. The fixed payment is billed monthly in advance.

The contract also contains variable elements in the form of the other ancillary services. Revenue from the variable element of the contract is recognised based on the actual volumes transported, stored and processed in the period in which the services are provided. These services are generally billed the month after the services are performed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the consolidated statement of comprehensive income (within profit and loss) in the period during which they are incurred.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work under progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property, plant and equipment comprises its acquisition cost including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive income (within profit and loss) as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

Buildings	25 years
Tanks	50 years
Installations (pipeline, pumps and other equipment)	20 - 25 years
Other equipment	5 years
Right-of-use asset - Land	60 years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each financial year end to determine whether there is an indication of impairment. If any such indication exists, an impairment loss is recognised in the consolidated statement of comprehensive income (within profit and loss). For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income (within profit and loss) in the year the asset is derecognised.

Capital work in progress

Capital work in progress is stated at cost, which represents costs for the design, development, procurement, construction and commissioning of the asset under development. Cost includes borrowing cost capitalised and depreciation of the right of use asset during the construction phase. When the asset is in the location and condition necessary to operate in the manner intended by management, capital work in progress is transferred to the appropriate property, plant and equipment category and depreciated in accordance with the Group’s policies.

Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Impairment of non-financial assets continued

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated statement of comprehensive income (within profit and loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash- generating unit) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash in hand, bank balances and short-term deposits with original maturity of three months or less, net of bank overdraft.

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Leasing

The Group had elected to early adopt IFRS 16 during the year ended 31 December 2016, from its lease commencement dates using the full retrospective method.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as a lease separately from non-lease components of the contract.

The Group determines the lease term as the non-cancellable period of a lease, together with both:

a)	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
b)	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing continued

Group as a lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximising the use of observable information.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

a)	is within the control of the Group; and
b)	affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

At the commencement date, the Group recognises a right-of-use asset classified within property, plant and equipment and a lease liability classified separately on the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease of 12 months or less and leases of low-value assets of USD 5,000 or less when new. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Right-of-use assets

The right-of-use asset is initially recognised at cost comprising of:

a)	the amount of the initial measurement of the lease liability;
b)	any lease payments made at or before the commencement date, less any lease incentives received;
c)	any initial direct costs incurred by the Group; and
d)	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of the right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortises the right-of-use asset over the term of the lease. In addition the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

The lease liability is initially recognised at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

After initial recognition, the lease liability is measured by (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing continued

Lease liability continued

Where, (a) there is a change in the lease term as a result of the reassessment of certainty to exercise an option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses a revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the re-measurement in the consolidated statement of comprehensive income (within profit and loss).

The Group accounts for a lease modification as a separate lease if both:

a)	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
b)	the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Financial assets

Classification and measurement

The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortised cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the Group’s debt financial assets are, as follows:

●	Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other receivables.
●	Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in the consolidated statement of comprehensive income when the asset is derecognised, modified or impaired.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Financial assets continued

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is derecognised when:

-	The rights to receive cash flows from the asset have expired, or
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

Under IFRS 9, the Group records an allowance for Expected Credit Loss (ECL) for all loans and debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group comprising of share capital, share premium, warrants and shareholders’ accounts are recorded at the proceeds received, net of direct issue costs.

Warrants are accounted for as equity instruments. The cost of warrants is determined by the fair value at the date of the transaction using either the quoted price or appropriate valuation model. The warrants issued as part of the Business Combination allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the Business Combination (note 25).

Escrow shares issued as part of the Business Combination are subject to meeting certain financial milestones during the vesting period as disclosed in note 25. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Financial liabilities

Initial recognition

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognised initially at fair value and in the case of loans and borrowings fair value of the consideration received less directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, lease liability and term loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Accounts payable

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether billed by the supplier or not.

Loans and borrowings

All loans and borrowings are initially recognised at the fair values less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the consolidated statement of comprehensive income (within profit and loss) when liabilities are derecognized.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the consolidated statement of comprehensive income (within profit and loss).

A non-substantial modification to a financial liability is not treated as a derecognition of the original liability. The difference between the carrying amount and the net present value of the modified terms is recognised in the consolidated statement of comprehensive income (within profit and loss)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Amortised cost of financial instruments

Amortised cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps, to hedge its interest risks. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of comprehensive income (within profit and loss) as the Group has not designated derivative financial instruments under hedging arrangements.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation at the end of the reporting period, using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that a reimbursement will be received and the amount of the receivable can be measured reliably.

Decommissioning liabilities

As part of the land lease agreement between Fujairah Municipality and the Group, the Group has a legal obligation to remove the plant at the end of its lease term. The Group initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognised as finance cost. The Group’s operating assets generally consist of storage tanks and related facilities. These assets can be used for an extended period of time as long as they are properly maintained and/or upgraded. It is the Group’s current intent to maintain its assets and continue making improvements to those assets based on technological advances. There is no data or information that can be derived from past practice, industry practice or the Group’s intentions that could be used to make a reliable estimate of the decommissioning cost. Accordingly, the Group has not recorded a liability or corresponding asset as the amounts of such potential future costs are not reliably determinable.

Value added tax

Expenses and assets are recognised net of the amount of value added tax, except:

●	When the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the value added tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable
●	When receivables and payables are stated with the amount of value added tax included

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date. All differences are taken to the consolidated statement of comprehensive income (within profit and loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Employees’ end of service benefits

The Group provides end of service benefits to its employees. The entitlement to these benefits is based upon the employees’ final salary and length of service, subject to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Current versus non-current classification

The Group presents assets and liabilities in consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realised or intended to be sold or consumed in a normal operating cycle
●	Held primarily for the purpose of trading
●	Expected to be realised within twelve months after the reporting period,
Or
●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when it is:

●	Expected to be settled in normal operating cycle
●	Held primarily for the purpose of trading
●	Due to be settled within twelve months after the reporting period,
Or
●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

2.6	FUTURE CHANGES IN ACCOUNTING POLICIES – STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below.

●	Amendments to References to the Conceptual Framework in IFRS Standards;
●	Amendments to IFRS 3: Definition of a Business;
●	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform;
●	Amendments to IAS 1 and IAS 8: Definition of Material;
●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current;
●	Amendments to IAS 16 Property, plant and equipment: Proceeds before intended use;
●	Amendments to IAS 37 Provisions, contingent liabilities and contingent assets – onerous contracts—cost of fulfilling a contract;
●	Amendments to IFRS 3 Business combinations – References to the conceptual framework;
●	Amendments to IFRS 16 Leases -COVID-19 related rent concessions;
●	Amendments to IFRS 3 Business combinations – References to the conceptual framework;
●	The Conceptual Framework for Financial Reporting;
●	IFRS 17 Insurance Contracts; and
●	Annual Improvements Cycle - 2018-2020.

The Group does not expect these new standards and amendments to have any significant impact on the consolidated financial statements, when implemented in future periods.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

3	REVENUE

	2019	2018	2017
	USD	USD	USD

Revenue recognised under IFRS 16
Fixed consideration – leasing component	16,846,481	14,586,315	62,995

Revenue recognised under IFRS 15
Fixed consideration – service component	7,112,959	6,158,667	26,598
Ancillary services	20,125,934	15,094,286	-

	27,238,893	21,252,953	26,598

Total revenue	44,085,374	35,839,268	89,593

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017. The Group has only one customer since the inception of the operations in 2017 and as such all revenues have been derived from one customer.

In August 2019, a novated agreement was signed with a new party Al Brooge International Advisory LLC for four years in which the lessor, the Group, consents to lease to the lessee its oil storage capacity of 399,324 cubic meters in order to serve the lessee’s oil trading activities. The period shall be automatically extended by a further 5 years unless either party notifies the other in writing not less than six months prior to any such expiry date of its intention. Other than the terms mentioned above, all the terms and conditions remain same in the new contract. Based on an assessment in accordance with IFRS 15, the Group concluded that the only material change in the commercial arrangement was the additional extension of seven months for the lease with similar monthly rates (selling price) to those in previous periods. This has therefore, not resulted in a material change to the Group’s revenue recognition profile since the extended period (1 January 2023 to 31 July 2023) will be accounted for as a separate contract.

Group as lessor

Future storage fee income to be received by the Group under the sales agreement based on projected storage availability are as follows:

	2019	2018	2017
	USD	USD	USD

Within one year	23,959,440	23,959,440	23,869,847
After one year but not more than 5 years	61,895,220	71,878,320	95,837,760

	85,854,660	95,837,760	119,707,607

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

4	DIRECT COSTS

	2019	2018	2017
	USD	USD	USD

Employee costs and related benefits	3,074,727	2,808,702	1,518,794
Depreciation (note 8)	5,785,745	5,716,063	692,528
Spare parts and consumables used (note 9)	788,792	592,471	50,891
Insurance	323,702	377,053	31,304
Others	229,499	113,071	2,292

	10,202,465	9,607,360	2,295,809

5	LISTING EXPENSES

	2019	2018	2017
	USD	USD	USD

IFRS 2 listing expenses (note 25)	98,622,019	-	-
Other listing expenses*	3,151,858	-	-

	101,773,877	-	-

*	Other listing expenses represents promissory note of USD 1.5 million, fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the Group’s listing on the US market.

6	GENERAL AND ADMINISTRATIVE EXPENSES

	2019	2018	2017
	USD	USD	USD

Employee costs and related benefits	1,471,974	1,178,919	287,481
Consultancy expenses	535,275	337,491	54,529
Recruitment expenses	1,360	33,362	53,912
Travel and related expenses	52,506	11,515	16,544
Rent on low value and short term leases	10,346	22,325	43,380
Advertisement and subscriptions	131,494	116,495	37,223
Printing and stationery	25,954	22,713	12,636
Licence costs	18,502	19,249	22,872
Communication expenses	35,465	19,773	9,379
Other expenses	326,108	267,418	36,310

	2,608,984	2,029,260	574,266

7	FINANCE COSTS

	2019	2018	2017
	USD	USD	USD

Interest on lease liability (note 16)	1,412,796	1,387,612	318,957
Finance costs on term loans	4,002,772	5,564,311	647,969
Bank charges	314,967	-	-

	5,730,535	6,951,923	966,926

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

8	PROPERTY, PLANT AND EQUIPMENT

						Capital
				Other	Right-of-use	work in
	Buildings	Tanks	Installations	equipment	asset (land)	progress	Total
	USD	USD	USD	USD	USD	USD	USD

2019
Cost:
At 1 January 2019	28,037,886	76,100,795	65,868,246	213,843	27,540,969	8,344,847	206,106,586
Additions	-	-	9,883	4,984	-	71,603,465	71,618,332

At 31 December 2019	28,037,886	76,100,795	65,878,129	218,827	27,540,969	79,948,312	277,724,918

Depreciation:
At 1 January 2019	1,250,566	1,746,725	3,148,665	36,436	2,295,080	-	8,477,472
Charge for the year	1,121,515	1,565,419	2,829,671	43,237	459,016	-	6,018,858

At 31 December 2019	2,372,081	3,312,144	5,978,336	79,673	2,754,096	-	14,496,330

Net carrying amount:
At 31 December 2019	25,665,805	72,788,651	59,899,793	139,154	24,786,873	79,948,312	263,228,588

2018
Cost:
At 1 January 2018	28,037,886	76,100,795	65,860,351	79,645	27,540,969	294,403	197,914,049
Additions	-	-	7,895	134,198	-	8,050,444	8,192,537

At 31 December 2018	28,037,886	76,100,795	65,868,246	213,843	27,540,969	8,344,847	206,106,586

Depreciation:
At 1 January 2018	129,051	181,306	325,525	3,232	1,836,064	-	2,475,178
Charge for the year	1,121,515	1,565,419	2,823,140	33,204	459,016	-	6,002,294

At 31 December 2018	1,250,566	1,746,725	3,148,665	36,436	2,295,080	-	8,477,472

Net carrying amount:
At 31 December 2018	26,787,320	74,354,070	62,719,581	177,407	25,245,889	8,344,847	197,629,114

Capital work in progress at 31 December 2019 includes total amount capitalised relating to the construction of phase 2 and includes an amount of USD 1,458,069 related to finance charge on lease liability and an amount of USD 233,113 related to depreciation charge on right-of-use asset capitalised.

The capitalized borrowing costs have been included under “additions” in the table above. The capitalisation rate used to determine these finance costs was 6.1%. (2018: Nil).

Tanks and related assets with a carrying value of USD 158,493,403 (2018: USD 164,038,378) are mortgaged as security against loans obtained in 2014 and 2017 (note 15). Further, as security against the term loan (2), a step-in right to use the leased land, has been provided to the commercial bank.

The depreciation charge for the year is allocated to the consolidated statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	2019	2018
	USD	USD

Direct costs (note 4)	5,785,745	5,716,063
Property, plant and equipment	233,113	286,231

	6,018,858	6,002,294

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

9	INVENTORIES

	2019	2018
	USD	USD

Spare parts and consumables	179,644	147,090

Cost of inventories recognised during the year amounted to USD 788,792 (2018: USD 592,471). No provision is required for inventories at 31 December 2019 (2018: nil).

10	TRADE AND OTHER RECEIVABLES

	2019	2018
	USD	USD

Trade receivables	1,507,660	1,877,887
Prepayments and other receivables	783,483	245,190
Due from related parties (note 20)	57,550	-

	2,348,693	2,123,077

At 31 December 2019, all trade receivables were neither past due nor impaired.

Receivables are due within 14 days of invoicing.

Unimpaired trade receivables are expected to be fully recoverable. It is not the practice of the Group to obtain collateral over receivables and the vast majority is, therefore, unsecured.

Furthermore, included in non-current assets in statement of financial position is an amount of USD 21,664,764 million. This amount relates to advances paid to a contractor (Audex) for future services in relation to phase 2.

11	CASH AND CASH EQUIVALENTS

	2019	2018
	USD	USD

Bank balances and cash	19,830,771	37,351
Bank overdraft	-	(3,745,048)

Cash and cash equivalents	19,830,771	(3,707,697)

The group has no restricted cash balances.

Significant non-cash transactions, which have been excluded from the consolidated statement of cash flows, are as follows:

	2019	2018
	USD	USD

Capital accruals	31,469,596	5,972,230

Purchase of property, plant and equipment financed through advances paid to contractors	8,335,236	231,571

Listing expenses (note 5)	100,122,019	-

Lease payments made by shareholders	-	2,818,714

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

12	ISSUED CAPITAL AND RESERVES

	2019	2018
	No. of shares	No. of shares

Authorized
Ordinary shares	450,000,000	450,000,000

At BPGIC FZE

	No. of shares		USD

At 1 January 2018	100		1,361,285

At Brooge Energy

At inception	1		n.m.*
Conversion of 100 BPGIZ FZE ordinary shares at 1 for 1 million to the legal acquirer, Brooge Energy (note 25)	80,000,000	**	8,000

At 31 December 2018	80,000,000		8,000

Cash election	(1,281,965)		(128)
Changes in share capital due to business combination (note 25)	9,347,219	**	932

At 31 December 2019	88,065,254		8,804

*	not meaningful

**	Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,000 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. Additional information on escrow shares are included in note 25.

Share premium

USD

At 1 January 2018	-
Reverse acquisition adjustment	1,353,285

At 31 December 2018	1,353,285

Ordinary shares issued on merger with Twelve Seas	114,022,421
Cash election	(13,599,872)

At 31 December 2019	101,775,834

13	Warrants

In connection with the completion of the business combination on 20 December 2019, each of Twelve Sea’s 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the business combination.

As the exercise price and maximum number of ordinary shares from which the Warrants are converted into ordinary shares of the Company is a fixed ratio and will be gross settled, the Warrants are accounted for as equity instruments.

The Fair value has been determined using the quoted price of the warrants on the date of the business combination and amounted to USD 17.0 million. These warrants were accounted for as part of the consideration transferred under IFRS 2. Additional information is provided in note 25.

Between, the reporting date and the date of authorization of these financial statements, holders of 100 warrants have exercised their rights and converted the warrants into ordinary shares.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

14	GENERAL RESERVE

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the general reserve. The subsidiary has resolved to discontinue such annual transfers as the reserve has reached 50% of the subsidiary’s issued share capital. The general reserve is not available for distribution to the shareholders.

15	TERM LOANS

			2019	2018
	Interest rate	Maturity	USD	USD

Non-current
Term loan (1)	3 month EIBOR + 3% margin	2030	68,271,743	-
Term loan (2)	3 month EIBOR + 3% margin	2023	5,889,207	-

			74,160,950	-

Current
Term loan (1)	3 month EIBOR + 3% margin	2020	10,135,939	82,245,595
Term loan (2)	3 month EIBOR + 3% margin	2020	2,138,248	10,165,703
Term loan (3)	1 month EIBOR + 2% margin	-	-	2,380,790
Promissory notes		2020	2,265,000	-

			14,539,187	94,792,088

Term loan 1

In 2014, the Group obtained term loan facility (1) amounting to USD 84,595,154 (AED: 310,718,000) from a commercial bank in the UAE to partially finance the construction of phase 1 (14 oil storage tanks in Fujairah). During the year 2019, the Group has not drawn down any amounts (2018: USD 550,445) from this facility. The loan was repayable in 48 quarterly instalments, commencing 27 months after the start of the construction with final maturity not exceeding 31 March 2028 and is stated net of prepaid finance cost of USD 499,158 (2018: USD 559,607). The interest is due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

In 2018, the Group entered into an agreement to amend term loan facility (1). As a result of this amendment the loan was repayable in 48 quarterly instalments starting October 2018 with final maturity in July 2030. The loan carries interest at 3 month EIBOR + 3% as compared to interest at 6 month EIBOR + 3.5% previously.

On 10 September 2019, the Group entered into an agreement with the bank to again amend term loan facility (1). The loan was payable in 45 instalments starting 31 October 2019 with final maturity on 30 July 2030. One of the instalments included a one-time lump sum repayment of USD 5,729,418 which represented the cumulative instalments including interest outstanding from periods prior to this amended agreement of USD 5,494,063 and an amendment fee of USD 235,355.

On 30 December 2019, the Group entered into another amendment by revoking the previous amendment for term loan facility (1). The loan is now payable in 44 instalments starting 31 January 2020 with final maturity on 30 July 2030. One of the instalments includes a one-time lump sum repayment of USD 6,612,194, which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement of USD 6,520,130 and an amendment fee of USD 92,064.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

15	TERM LOANS continued

Term loan 2

During 2017, the Group obtained an additional term loan facility (2) of USD 11,108,086 (AED 40,800,000) from a commercial bank in the UAE for the construction of an administrative building in Fujairah. The loan was repayable in 20 quarterly instalments starting after a 6 months grace period commencing in April 2017 and is stated net of prepaid finance cost of USD 58,578 (2018: USD 76,606). The interest is due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

During the year 2018, the Group has entered in to an agreement to amend term loan facility (2). The loan was repayable in 20 quarterly instalments starting October 2018 with final maturity in July 2023.The loan carried interest at 3 month EIBOR + 3% as compared to interest at 3 month EIBOR + 3.5% previously.

Term loan (2) was not amended as part of the 10 September 2019 and 30 December agreement to amend loan (1). In 2019, the Group repaid all instalments due under the repayment schedule.

Term loans 1 and 2

The term loans are secured by a mortgage on the tanks and the office/administration building, step-in right to the leased land and assignment of insurance policies.

Under the term loan facility agreements, the Group is subject to certain covenants requiring amongst other things, the maintenance of:

(i)	a minimum debt service coverage ratio of 150% at all times and if the ratio decreases to 120% or less, it results in an event of default; the debt service coverage ratio (DSCR) is defined as net operating income divided by total debt service and;
(ii)	an amount equivalent to one quarterly instalment including interest in a debt service reserve account at all times.

Under the amended agreement signed on 30 December 2019, the maintenance of above covenants is required to be complied from 28 February 2020. As of 31 December 2019, the Group was in compliance with its commitments under the loan agreements and has accordingly classified the balance between current and non-current liability based on the loan agreements in effect at 31 December 2019.

Subsequent to year end, the Group has again defaulted on the instalments due under the loan agreements and are also in breach of the loan covenants. The lender has not declared an event of default under the loan agreement.

The Group negotiated another amendment to the term loan facilities (1) and (2) on 15 June 2020. Loans (1) and (2) are now payable in 46 and 16 instalments, respectively, with the first installment starting from 30 June 2020 with final maturity in 30 July 2030 and 31 July 2023, respectively. The loan 1 carries interest at 6 months EIBOR + 4% (minimum 5%) and to be further increased to 6 month EIBOR + 4.5% (minimum 5%) from January 2021 as compared to interest at 3 month EIBOR + 3% previously, and, the loan 2 carries interest at 3 months EIBOR + 4% (minimum 5%) and to be further increased to 3 month EIBOR + 4.5% (minimum 5%) as compared to interest at 3 month EIBOR + 3% previously The Group has to pay USD 8.8 million for term loan (1) and (2) in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. All securities and covenants under the original agreements remain in effect under the amended agreement except debt service reserve account (DSRA) balance to be maintained from 31 October 2020 and debt service coverage ratio (DSCR) to be commenced from 31 December 2020. Under this agreement, term loans (1) and (2) are also secured by assignment of the proceeds from operation of the tanks of phase 1 and 2.

Term loan 3

In 2018, the Group has obtained a facility from a commercial bank in the UAE to settle accrued interest on term loan (1) amounting to USD 3,539,341(AED 13,000,000). The facility carried interest at 1 month EIBOR + 2% margin and was repayable in 15 equal monthly instalments commencing from date of disbursement. The loan was drawn down in AED. The facility has been fully settled during the year.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

15	TERM LOANS continued

Term loan 4

In 2018, the Group obtained a new facility from a commercial bank in the UAE amounting to USD 95,290,000 (AED 350,000,000) to partially finance the construction of phase 2. The new facility carries interest at 3 month EIBOR + 3% margin and is repayable in 17 bi-annual instalments commencing 6 months after the date of completion of phase 2.

The term loan facility (4) is secured by a mortgage on the phase 2 storage tanks, step-in right to the leased land and assignment of the proceeds from operation of the tanks and insurance policies.

Under the term loan facility agreement, the Group is subject to certain covenants requiring amongst other things, the maintenance of (i) a minimum facility service coverage ratio of 1.25:1, (ii) a participations to value ratio not exceeding 1.50:1 at all times, (iii) a participations to cost ratio not exceeding 57% at any date, and (iv) an amount equivalent to one instalment including interest in a facility service reserve account at all times or in the event of an initial public offering, the amount should be equivalent to the next two instalments including interest. The facility service coverage ratio is calculated as revenues minus expenses from the phase 2 storage tanks divided by the current debt commitments on term loan (4) including interest. The participations to value ratio at any date is calculated as total debt commitments on term loan facility (4) as of that date divided by the most recent valuation of the phase 2 storage tanks. The participations to cost ratio at any date is calculated as the total debt commitments on term loan facility (4) as of that date as a percentage of the sum of actual constructions costs plus project expenses paid as of that date on the phase 2 storage tanks.

The term loan facility (4) agreement includes an initial condition precedent that requires evidence of initial equity contribution by the Group towards the phase 2 storage tanks before the loan facility can be utilised. The Group has not made any drawdowns on the term loan facility (4) as of the date of issuance of these consolidated financial statements.

The term loans are repayable as follows:

	2019	2018
	USD	USD

Payable within 1 year	14,541,774	95,428,301
Payable within 1 and 2 years	9,216,973	-
Payable within 2 and 5 years	24,948,779	-
Payable after 5 years	40,550,347	-

	89,257,873	95,428,301

Promissory notes

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, Early Bird Capital (EBC), and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to USD 3,0 million and a USD 1.5 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. In case of default, the promissory note would bear interest at the rate of 10% per annum.

There is an additional promissory note of USD 0.8 million that was issued by Twelve Seas prior to the Business Combination payable to Twelve Seas sponsors which was included in the net assets contributed by Twelve Seas as part of the Business Combination, further details disclosed in note 25.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

15	TERM LOANS continued

Changes in liabilities arising from term loans are as follows:

	1 January	Cash flows	Other*	31 December
	USD	USD	USD	USD

2019
Current	94,792,088	(8,435,416)	(71,817,485)	14,539,187
Non-current	-	-	74,160,950	74,160,950

Total	94,792,088	(8,435,416)	2,343,465	88,700,137

2018
Current	94,163,751	550,148	78,189	94,792,088
Non-current	-	-	-	-

Total	94,163,751	550,148	78,189	94,792,088

*The ‘Other’ column includes the effect of amortisation of prepaid finance costs on term loans, promissory notes and reclassification between current and non-current portion.

16	LEASE LIABILITY

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% (2018: 9.5%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

Changes in the lease liability are as follows:

	2019	2018
	USD	USD

At 1 January	30,221,425	29,670,675
Interest charge	2,871,035	2,818,714
Amount paid during the year	(2,313,323)	(2,267,964)

At 31 December	30,779,137	30,221,425

The lease liability is classified in the consolidated statement of financial position as follows:

	2019	2018
	USD	USD

Current	2,154,878	2,112,624
Non-current	28,624,259	28,108,801

	30,779,137	30,221,425

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

16	LEASE LIABILITY continued

The maturity of the lease liability is as follows:

			Present value of
	Lease payments		Minimum lease payments
	2019	2018	2019	2018
	USD	USD	USD	USD

Not later than one year	2,359,590	2,313,323	2,154,877	2,112,624
Later than one year and not later than five years	9,919,810	9,725,304	7,241,240	7,099,255
Later than five years	213,469,800	216,023,896	21,383,020	21,009,546

	225,749,200	228,062,523	30,779,137	30,221,425
Finance costs	(194,970,063)	(197,841,098)	-	-

Present value of minimum lease payments	30,779,137	30,221,425	30,779,137	30,221,425

Additional information relating to the right of use asset and Group’s lease is provided in notes 7 and 8 to the consolidated financial statements.

17	PROVISIONS

	2019	2018
	USD	USD

Provision for employees’ end of service benefits	13,941	6,267

18	DERIVATIVE FINANCIAL INSTRUMENTS

	2019	2018
	USD	USD

Interest rate swaps	1,518,249	1,190,073

In 2018, the Group entered into an interest rate swap with a commercial bank exchanging variable interest for fixed interest at specified dates on its term loan 1 (note 15). The interest rate swap matures in June 2023.

The Company is exposed to variability in future interest cash flows on terms loan and Islamic ijara loan which bears interest at a variable rate.

In order to reduce its exposure to interest rates fluctuations on the loans, the Group has entered into an interest rate arrangement with counter-party banks for a notional amount that mirrors the draw down schedule of the loans, covering not less than 90% of the outstanding term loan. At 31 December 2019 the fixed interest rates varied from 2.78% to 4.756% (2018: 2.78% to 4.756%). The floating interest rate is based on EIBOR. The notional amount outstanding at 31 December 2019 was USD 79.2 million (2018: USD 83.8 million). The interest rate swap match the terms of the fixed rate loan (i.e., notional amount, maturity, payment and reset dates).

The details of these derivative financial instruments are as follows:

	Notional	Fair value	Fair value
	Amount	asset	liability
	USD	USD	USD

31 December 2019
Designated at FVTPL
Interest rate swaps	79,253,015	-	1,518,249

31 December 2018
Designated at FVTPL
Interest rate swaps	83,855,305	-	1,190,073

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

19	ACCOUNTS PAYABLE, ACCRUALS AND OTHER PAYABLES

	2019	2018
	USD	USD

Accounts payable*	25,989,961	1,565,035
Accrued interest on term loans	3,387,446	910,691
Capital accruals**	31,469,596	5,972,230
Accrued expenses	268,118	555,842

	61,115,121	9,003,798

* Accounts payables primarily represent payables to Audex (Phase 2 contractor) amounting to USD 21.5 million.

** Capital accruals represents contractor’s capital accruals for Phase 2

20	RELATED PARTY TRANSACTIONS AND BALANCES

Upon consummation of the Business Combination, the board of directors adopted a code of ethics and business conduct that requires it, and its directors, officers and employees to avoid conflicts of interest, such as related party transactions, unless specifically authorized. The board of directors also adopted a related party transaction policy to govern the procedures for evaluation and authorization of related party transactions. Related party transactions, which require approval of the audit committee, are defined as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Group is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

The audit committee is responsible for reviewing and approving related party transactions to the extent the Group contemplates engaging in such a transaction. The audit committee will review all of the relevant facts and circumstances of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction. The audit committee will approve the related party transaction only if it determines in good faith that, under all of the circumstances, the transaction is in the best interests of the Group and its shareholders. The audit committee, in its sole discretion, will impose such conditions as it deems appropriate on the Group or the related party in connection with the approval of the related party transaction. No director will be permitted to participate in the discussions or approval of a transaction in which he or she is a related party, but that director will be required to provide all material information concerning the related party transaction to the audit committee.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

20	RELATED PARTY TRANSACTIONS AND BALANCES continued

Transactions with related parties

Movements in shareholders’ account are as follows

	2019	2018
	USD	USD

Contributions by the shareholders	77,090,648	951,539
Amounts paid on behalf of the Group by the shareholders*	1,135,484	7,850,431
Amounts paid by the Group on behalf of the shareholders	(1,647,064)	(2,296,354)
Distributions to shareholders	(53,279,016)	(29,209,289)

	23,300,052	(22,703,673)

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

* These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account is as follows:

	2019	2018
	USD	USD

At 1 January	47,717,763	70,421,436
Net contributions (distributions) during the year	23,300,052	(22,703,673)

At 31 December	71,017,815	47,717,763

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

20	RELATED PARTY TRANSACTIONS AND BALANCES continued

Transactions with related parties continued

Movements in other related parties are as follows:

	2019	2018
	USD	USD

Expenses paid on behalf of related parties (note 10)	57,550	-

Due from related parties:
HBS Investments LP (shareholder)	13,388	-
H Capital International LP (shareholder)	11,056	-
O2 Investments Limited as GP (shareholder)	6,181	-
SBD International LP (shareholder)	13,760	-
SD Holding Limited as GP (shareholder)	6,984	-
Gyan Investments Ltd (shareholder)	6,181	-

	57,550	-

Key management remuneration for the year ended 31 December 2019 amounted to USD 1,160,293 (2018: USD 677,291), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

21	EARNINGS PER SHARE

Basic EPS is calculated by dividing the profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2019	2018	2017
	USD	USD	USD

(Loss) / Profit attributable to ordinary equity holders of the parent	(76,558,663)	16,060,652	(3,747,408)

	2019	2018	2017
	No of shares	No of shares	No of shares
		(Restated)	(Restated)

Weighted average number of ordinary shares	80,264,186	80,000,000	80,000,000

As part of the business combination (note 25) warrants and ordinary shares subjected to escrow has been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e they are not in the money.

The number of contingently issuable shares (escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period. No ordinary shares would have been issuable on 31 December 2019 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for 31 December 2019 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

Between, the reporting date and the date of authorization of these financial statements, holders of 100 warrants have exercised their rights and converted the warrants into ordinary shares.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

22	COMMITMENTS

	2019	2018
	USD	USD

Capital commitments:
Within one year	79,334,742	144,027,770
More than 1 year and less than 5 years	-	16,534,876

	79,334,742	160,562,646

Capital commitments relate to construction of phase 2 which is expected to be completed by the end of last quarter of 2020.

23	FAIR VALUE OF FINANCIAL INSTRUMENTS

Management considers that the fair value of financial assets and financial liabilities in the consolidated financial statements approximate their carrying amounts at the reporting date.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

				Total
	Level 1	Level 2	Level 3	fair value
	USD	USD	USD	USD

Liabilities measured at fair value:

31 December 2019
Derivative financial instruments	-	1,518,249	-	1,518,249

31 December 2018
Derivative financial instruments	-	1,190,073	-	1,190,073

The fair values of the financial liabilities measured at fair value included in the Level 2 category above, have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the year ended 31 December 2019 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements.

24	FINANCIAL RISK MANAGEMENT AND POLICIES

The main risks arising from the Group’s financial instruments are interest rate risk, credit risk, currency risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks and interest bearing loans and borrowings at variable rates.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

24	FINANCIAL RISK MANAGEMENT AND POLICIES continued

Interest rate risk continued

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with other variables held constant, of the Group’s profit for one year corresponding to the impact of the floating rate borrowings for one year. The effect of the interest rate swap has been excluded from the sensitivity as the Group does not apply hedge accounting.

Effect on
profit
USD

2019
+40 increase in basis points	347,971
-40 decrease in basis points	(347,971)

2018
+40 increase in basis points	(381,713)
-40 decrease in basis points	381,713

Currency risk

The Group does not have any significant exposure to currency risk as most of its assets and liabilities are denominated in USD or UAE Dirhams, which are pegged to the USD.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2019 and 2018.

The Group has a low credit risk exposure on its trade receivables based on established policy, procedures and controls relating to customer credit risk management. Credit quality of the customer is assessed as part of contract negotiations. Outstanding receivables are regularly monitored. The Group has only one customer as at 31 December 2019 (31 December 2018: one customer).

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers projected financing requirements of the Group during the construction phase and cash projections from operations with outstanding bank facilities and outstanding bank commitments as defined under the finance documents.

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility. Refer note 2.2 for further details.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

24	FINANCIAL RISK MANAGEMENT AND POLICIES continued

Liquidity risk continued

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December 2019 and 31 December 2018 based on contractual undiscounted payments.

	On	Less than	3 months	1 to 5
	demand	3 months	to 1 year	years	> 5 years	Total
	USD	USD	USD	USD	USD	USD

31 December 2019
Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519
Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199
Derivative financial instruments	-	-	1,518,249	-	-	1,518,249
Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

31 December 2018
Bank overdraft	3,745,048	-	-	-	-	3,745,048
Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779
Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523
Derivative financial instruments	-	-	1,190,073	-	-	1,190,073
Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder’s value and to meet its loan covenants.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust future distribution policy to shareholders, issue new shares or shareholders’ contributions.

The Group monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, the lease liability, term loans, and trade and other payables, less cash and cash equivalents. Capital includes share capital, shareholders’ accounts, general reserve and (accumulated losses) retained earnings. Refer to note 15 for discussion on Group’s debt covenants.

	2019	2018
	USD	USD

Term loans	88,700,137	94,792,088
Lease liability	30,779,137	30,221,425
Less: cash and cash equivalents	(19,830,771)	3,707,697

Net debt	99,648,503	128,721,210

Total capital	125,125,875	60,977,933

Capital and net debt	224,774,378	189,699,143

Gearing ratio	44%	68%

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

25	BUSINESS COMBINATION

In connection with the Business Combination as described in note 1, the following occurred:

Twelve Seas:

●	Each outstanding ordinary share of Twelve Seas has been exchanged for one (1) ordinary share of Brooge Energy.

●	Each outstanding warrant of Twelve Seas has been exchanged for one warrant of Brooge Energy.

●	As part of the Business Combination, 10,869,719 shares were issued to Twelve Seas which included 1.5 million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, 21,229,000 warrants were issued to Twelve Seas in exchange ratio stated above and further details disclosed in note 13.

●	In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Seas’s Initial Public Offering (“IPO”) exercised their right to redeem such shares at a price of $10.31 per share, for an aggregate redemption amount of approximately USD 175.36 million.

Brooge Petroleum and Gas Investment Company FZE:

●	Twelve Seas issued a total of 100 million shares (inclusive of 20 million of escrowed shares) to BPGIC in exchange for 100 ordinary shares of BPGIC. All 100 million shares were simultaneously replaced with Brooge Energy shares at the ratio of 1:1.

The fair value of the shares that were swapped between the parties above was based on the closing share price of Brooge Energy’s as traded on NASDAQ on 20 December 2019 which was USD 10.49 per share.

The fair value of the warrants that were swapped between the parties above was based on the closing price of Brooge Energy’s as traded on NASDAQ on 20 December 2019 which was USD 0.80 per warrant.

As part of the above-mentioned business combination, Twelve Seas’ net assets of USD 32.4 million (see below) were assumed by the Company and the issuance of ordinary shares and warrants by the Company was recognized at fair value of USD 131.0 million, with the resulting difference amounting to USD 98.6 million representing the listing expense recognized on the transaction. In addition, the Group incurred other listing expenses such as lawyers and consultants fees of USD 3.1 million, resulting in a total listing expense of USD 101.9 million as reflected in the consolidated statement of comprehensive income.

The net assets of USD 32,383,588 were assumed on 20 December 2019 comprised of:

USD

Cash and cash equivalent	33,064,568
Current assets	84,000
Accounts payable	(765,000)

Shares issued to Twelve Seas as part of the Business Combination included escrow shares of 1,552,000 being 30% of the founder shares which are subject to meeting certain financial milestones as mentioned below. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares” since, management has a reasonable expectation that the subject financial milestones will be met.

Brooge Energy Limited

NOTES TO THE FINANCIAL CONSOLIDATED STATEMENTS

31 December 2019

25	BUSINESS COMBINATION continued

The total shares issued by Brooge Energy to BGPIC was 98,718,035 (inclusive of the 20 million shares in escrow) after reduction of 1,281,965 shares due to the 40% cash election exercised by BPGIC. 20,000,000 of the Exchange Shares (“Escrow Property”) otherwise issuable to BPGIC is set aside in escrow until released upon the satisfaction of certain financial milestones and share price targets below:

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period.

The same conditions mentioned above applied for the escrow founder shares.

26	SUBSEQUENT EVENTS

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The outbreak of Covid-19 has had an impact on demand for oil and petroleum products. Recent global developments in March 2020 have caused further volatility in commodity markets.

The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorisation of these consolidated financial statements. These developments could impact our future financial results, cash flows and financial condition.

The Group has entered into a land lease agreement, dated as of 2 February 2020 (the “Phase III Land Lease Agreement”), by and between Group and the Fujairah Oil Industry Zone (“FOIZ”) to lease an additional plot of land that has a total area of approximately 450,000 m2 (the “Phase III Land”). Group intends to use the relevant land to expand its crude oil storage and service and refinery capacity (“Phase III”).

In February 2020, the Group and Sahara Energy Resources DMCC mutually agreed to discontinue their joint development discussions to install a modular oil refinery at Group’s terminal. Shortly thereafter, the Group entered into a new agreement with BIA (the “Refinery Agreement”) which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for a refinery with a capacity of 25,000 bpd (the “BIA Refinery”).

On 07 April 2020, the Company changed its name from Brooge Holding Limited to Brooge Energy Limited.

In May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. BPGIC leased this capacity to, Totsa Total Oil Trading SA (the “Super Major”), for a 6 month period (the “Super Major Agreement”) subject to renewal for an additional 6 month period with the mutual agreement of the parties. On expiration of the agreement, BPGIC has to return back 129,000 m3 to BIA.

The Group negotiated another amendment to the term loan facilities (1) and (2) on 15 June 2020. Loans (1) and (2) are now payable in 46 and 16 instalments, respectively, with the first installment starting from 30 June 2020 with final maturity in 30 July 2030 and 31 July 2023, respectively. The loan 1 carries interest at 6 months EIBOR + 4% (minimum 5%) and to be further enhanced to 6 month EIBOR + 4.5% (minimum 5%) from January 2021 as compared to interest at 3 month EIBOR + 3% previously, and, the loan 2 carries interest at 3 months EIBOR + 4% (minimum 5%) and to be further enhanced to 3 month EIBOR + 4.5% (minimum 5%) as compared to interest at 3 month EIBOR + 3% previously The Group has to pay USD 8.8 million for term loan (1) and (2) in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. All securities and covenants under the original agreements remain in effect under the amended agreement except debt service reserve account (DSRA) balance to be maintained from 31 October 2020 and debt service coverage ratio (DSCR) to be commenced from 31 December 2020. Under this agreement, term loans (1) and (2) are also secured by assignment of the proceeds from operation of the tanks of phase 1 and 2.