Form 20-F/A
period 2019-12-31
Brooge Energy Ltd
filed 2020-11-27
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

BROOGE ENERGY LIMITED

-i-

EXPLANATORY NOTE TO AMENDMENT NO. 1

Restatement of Audited Consolidated Financial Statements

On November 16, 2020, the Audit Committee (the “Audit Committee”) of the Board of Directors of Brooge Energy Limited (the “Company”), in consultation with the Company’s management, concluded that the Company’s previously issued audited consolidated financial statements as of and for the period ended December 31, 2019 should no longer be relied upon because the Company has concluded that the warrants issued by it should have been accounted for as a derivative liability rather than equity.

On November 18, 2020, the Company announced that the adjustments required to correct this error would reduce equity by $15,709,460 and increase current liabilities by $15,709,460 after taking into account non-cash income of $1,273,740 related to changes in the estimated fair value of derivative warrant liability. The Company also announced that it would restate its previously issued audited consolidated financial statements as of and for the period ended December 31, 2019.

This amendment (the “Amendment”) to the annual report on Form 20-F of the Company for the fiscal year ended December 31, 2019 filed on June 30, 2020 (the “Original Form 20-F”) is being filed to reflect the following changes:

(i) the inclusion of restated audited consolidated financial statements of the Company as of and for the period ended December 31, 2019, which have been restated to reflect the reclassification as derivative liability of the warrants that were previously classified as equity as more fully described in Note 2.4 to the accompanying consolidated financial statements;

(ii) the update of Note 26 to the accompanying consolidated financial statements to describe certain subsequent events that occurred after the filing of the Original Form 20-F; and

(iii) the amendment of Items 3A “Key information—Selected Financial Data”, 3D “Key Information—Risk Factors”, 5 “Operating and Financial Review and Prospects”, 8 “Financial Information”, 10A “Additional Information—Share capital”, 11 “Quantitative and Qualitative Disclosures About Market Risks”, 15(a) “Controls and Procedures—Disclosure Controls and Procedures” 18 “Financial Statements” and 19 “Exhibits”, in each case, solely to make appropriate changes to reflect the reclassification described in clause (i), the update described in clause (ii), the effects of each and related matters.

Other than as expressly set forth above and minor wording changes necessary to properly refer to the Original Form 20-F, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s Original Form 20-F. Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any part of the Company’s Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed on June 30, 2020. Except as set forth above, information not affected by the restatement is unchanged and reflects the disclosures made at the time of the Original Form 20-F. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications in connection with this Form 20-F/A; the certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2. The Company’s Original Form 20-F, as modified by this Amendment, are referred to herein as this “Report”).

-ii-

RELIANCE ON CONDITIONAL EXEMPTION FROM FILING DEADLINE

On June 30, 2020, the Company filed the Original Form 20-F for the fiscal year ended December 31, 2019, after the April 30, 2020 deadline applicable to the Company for the filing of its Original Form 20-F in reliance on the Order of the Securities and Exchange Commission (the “SEC”), issued on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”), granting conditional exemptions from specified provisions of the Exchange Act and certain rules thereunder (Release No. 34-88465) (the “Order”), which permitted a delay in filing of up to forty-five days due to circumstances related to the COVID-19 outbreak.

As previously disclosed on Form 6-K furnished by the Company on April 29, 2020, although the COVID-19 global pandemic caused little interruption to the operation of the Company’s oil storage facilities due to its highly automated and high-tech designs, it disrupted the operations of its management and corporate staff. In addition to voluntary measures the Company has taken to protect its staff, government authorities have at various recent times implemented lockdown or other measures restricting the movement of people, including staff, vendors and professionals. This impacted the Company’s ability to efficiently perform work related to the financial statements and related materials necessary for the audit and, as a result, delayed the completion of the audited consolidated financial statements and other information required to be included in the Company’s Annual Report on Form 20-F.

On June 15, 2020, the Company filed a “Notification of Late Filing” on Form 12b-25 pursuant to Rule 12b-25 of the Exchange Act to further delay by 15 days the filing of the Company’s Annual Report for the year ended December 31, 2019. As previously disclosed on a Form 12b-25, the Annual Report for the year ended December 31, 2019 could not be filed without unreasonable effort and expense. The Company required additional time to compile, review and prepare certain information in its financial statements following delays resulting from the COVID-19 pandemic. As required by Form 12b-25, the Company filed the Original Form 20-F on or prior to June 30, 2020.

-iii-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report (including information incorporated by reference herein) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the Risk Factors section of this Report.

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

-iv-

EXPLANATORY NOTES TO INITIAL FILING

On April 15, 2019, (i) Twelve Seas Investment Company (now known as BPGIC International), a Cayman Islands exempted company (“Twelve Seas”), (ii) Brooge Energy Limited (f/k/a Brooge Holdings Limited), a Cayman Islands exempted company (the “Company”), (iii) Brooge Merger Sub Limited, a Cayman Islands exempted company, and a wholly-owned subsidiary of the Company (”Merger Sub”), and (iv) Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, United Arab Emirates (“BPGIC”), entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (“BPGIC Holdings”), a Cayman Islands exempted company also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company formed under the laws of England and Wales, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) (as amended prior to the date of Closing, including by the foregoing joinders and by the First Amendment to Business Combination Agreement, dated as of September 16, 2019, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby on December 20, 2019 (the “Closing”), among other matters, (a) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International (“BPGIC International”), and as a wholly-owned subsidiary of the Company and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Company, and (b) the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for Ordinary Shares of the Company, subject to the withholding of the escrow shares being deposited in the escrow account in accordance with the terms and conditions of the Business Combination Agreement and the escrow agreement, and with BPGIC becoming a wholly-owned subsidiary of the Company (such transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

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

-v-

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

-vi-

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

Selected Financial Information

Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
	(Restated)
	$	$	$

Revenue	44,085,374	35,839,268	89,593
Direct costs	(10,202,465)	(9,607,360)	(2,295,809)
GROSS PROFIT	33,882,909	26,231,908	(2,206,216)

Listing expenses	(101,773,877)	-	-
General and administrative expenses	(2,608,984)	(2,029,260)	(574,266)
Finance costs	(5,730,535)	(6,951,923)	(966,926)
Change in estimated fair value of derivative warrant liabilities	1,273,740	-	-
Changes in fair value of derivative financial instruments	(328,176)	(1,190,073)	-

(LOSS) PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(75,284,923)	16,060,652	(3,747,408)
(Loss) / Earnings per share
-Basic and diluted	(0.94)	0.20	(0.05)

Selected Non-IFRS Financial Data
Adjusted EBITDA*	37,059,670	29,918,711	(2,087,954)
Adjusted EBITDA Margin	84.06	83.48	-

*	Adjusted EBITDA is defined as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation, listing expenses and net change in the value of derivative financial instruments

Consolidated statements of financial position as of December 31, 2019 and 2018

	2019	2018
	(Restated)
	$	$

ASSETS
Non-current assets	284,893,352	197,629,114
Current assets	22,359,108	2,307,518
TOTAL ASSETS	307,252,460	199,936,632
Equity	109,416,415	60,977,933
Non-current liabilities	102,799,150	28,115,068
Current liabilities	95,036,895	110,843,631
TOTAL EQUITY AND LIABILITIES	307,252,460	199,936,632

See Note 2.4 to the notes to the consolidated financial statements included in this Amendment.

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

BPGIC’s business is dependent on retaining the services of, or in due course promptly obtaining equally qualified replacements for senior management, those persons named as senior managers in Item 6. Directors, Senior Management and Employees. Directors and Senior Management. Competition in the UAE for personnel with relevant expertise is intense and it could lead to challenges in locating qualified individuals with suitable practical experience in the oil storage industry. Although BPGIC has employment agreements with all of the members of senior management, the retention of their services cannot be guaranteed. Should they decide to leave BPGIC, it may be difficult to replace them promptly with other managers of sufficient expertise and experience or at all. To mitigate this risk, BPGIC intends to enter into long term incentive plans with members of senior management in due course. In the event of any increase in the levels of competition in the oil storage industry or general price levels in the Fujairah region, BPGIC may experience challenges in retaining members of the senior management team or recruiting replacements with the appropriate skills. Should BPGIC lose any of the members of senior management without prompt and equivalent replacement or if BPGIC is otherwise unable to attract or retain such qualified personnel for BPGIC’s requirements, this could have a material adverse effect on its business, financial condition and results of operations. For more information regarding senior management, see Item 6. Directors, Senior Management and Employees. Directors and Senior Management.

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

The Company’s auditors did not undertake an audit of the effectiveness of its internal controls over financial reporting. The Company’s independent registered public accounting firm will not be required to report on the effectiveness of their respective internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until the Company’s first annual report on Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the Closing. The process of assessing the effectiveness of the Company’s internal control over financial reporting may require the investment of substantial time and resources, including by members of the Company’s senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, the Company cannot predict the outcome of this determination and whether the Company will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years the Company is unable to assert that the Company’s internal control over financial reporting is effective, or if the Company’s auditors express an opinion that the Company’s internal control over financial reporting is ineffective, the Company could lose investor confidence in the accuracy and completeness of their financial reports, which could have a material adverse effect on the price of the Company’s securities. Since the date of the Original Form 20-F, the Company has implemented measures to address the material weaknesses, including (i) hiring personnel with relevant public reporting experience, (ii) conducting training for Company personnel with respect to IFRS and SEC financial reporting requirements and (iii) engaging a third party to prepare standard operating procedures for the Company. In this regard, the Company has, and will need to continue to, dedicate internal resources, recruit personnel with public reporting experience, potentially engage additional outside consultants and adopt a detailed work plan to assess and document the adequacy of their internal control over financial reporting. This has, and may continue to, include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

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

On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on 31 December 2019 the Group was in compliance with the amended facility agreement. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 72 million.

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

BPGIC has a limited operating history and the Report contains limited financial information, which makes it particularly difficult for a potential investor to evaluate BPGIC’s financial performance and predict its future prospects.

BPGIC commenced operations of Phase I in late Fourth Quarter 2017 and began operating it at full capacity on April 1, 2018. As a result, although BPGIC’s senior management and site teams have up to thirty years of relevant international and industry experience, BPGIC has only limited operating results to demonstrate its ability to operate its business on which a potential investor may rely to evaluate BPGIC’s business and prospects. Accordingly, the financial information included in the Report may be of limited use in assessing the business. BPGIC is also subject to the business risks and uncertainties associated with any new business, including the risk that it will not achieve its operating objectives and business strategy. BPGIC’s limited operating history increases the risks and uncertainties that potential investors face in making an investment in the Ordinary Shares and warrants and the lack of historic information may make it particularly difficult for a potential investor to evaluate BPGIC’s financial performance and forecast reliable long-term trends.

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

Risks Related to the Company’s Business and Operations

The value of your investment in the Company are subject to the significant risks affecting the Company and BPGIC and inherent in the industry in which BPGIC operates. You should carefully consider the risks and uncertainties described below and other information included in the Report. If any of the events described below occur, the Company’s business and financial results could be adversely affected in a material way. This could cause the trading price of the ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) to decline, perhaps significantly, and you therefore may lose all or part of your investment. As used in the risks described in this subsection, references to “we,” “us” and “our” are intended to refer to BPGIC unless the context clearly indicates otherwise.

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

Pursuant to the existing registration rights agreement with Twelve Seas Sponsors I LLC (“Twelve Seas Sponsor”) and the registration rights agreement entered into in connection with the Business Combination and which are described elsewhere in the Report, Twelve Seas’ Sponsor and BPGIC Holdings can demand that the Company register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that the Company undertakes.

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

BPGIC is in the advanced stages of planning Phase III, a major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease Agreement to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. BPGIC believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 as of the date of the Original Form 20-F, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the cost of a FEED study for storage capacity of up to 3.5 million m3 and a 180,000 bbl refinery.

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

For the year ended December 31, 2019, the Company generated revenue from operations of $44.0 million, a loss and total comprehensive loss of $75.2 million and an Adjusted EBITDA of $37.1 million. As at December 31, 2019, the Company had total assets of $307.3 million. For more information regarding BPGIC’s financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects”.

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

Best-in-class facility with low costs.

BPGIC operates the BPGIC Terminal under a 60-year lease, which has allowed BPGIC to design and build a terminal for long term use by using materials that have longer expected life spans than comparable materials utilized by other oil storage terminals in the MENA region, which the Company believes enabled it to build a best-in-class facility. As of the date of the Original Form 20-F, the BPGIC Terminal has been inspected by five of the top six global oil majors, all of the top five global oil traders, the top three regional oil traders and three of the five local and regional state oil companies. As is common in the oil storage industry, BPGIC did not receive any notifications from such companies as to whether the BPGIC Terminal was approved for use by such companies; however, in each case, BPGIC believes the BPGIC Terminal was approved.

Phase I was constructed by Audex, an EPC contractor that has a strong track record in building terminals and over 20 years of experience in the industry. All 14 oil storage tanks in Phase I have been designed to permit conversions from storing one clean petroleum product to another at an average speed of 48 hours and from storing fuel oil to gas oil at an average speed of 14 days, which BPGIC believes compares favorably to BPGIC’s competitors in the UAE region, allowing BPGIC to adjust its services to meet changing market demands. BPGIC can perform up to 11 simultaneous operations in Phase I, including tank-to-tank transfers, recirculation’s, blending, heating, loading and discharging, permitting BPGIC to service multiple user orders during the same time period. Phase I has a fully segregated internal manifold, high oil transfer flow rates and an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times while permitting greater access to the BPGIC Terminal. A fine stripping system has been installed, to minimize energy costs, lowering loss ratios and a higher degree of stripping.

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

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in the Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3.D Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

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

For instance, within the Fujairah market, BPGIC is now in the FEED stage for the further major expansion near its existing facilities, which it refers to as Phase III. In February 2020, BPGIC executed the Phase III Land Lease Agreement, a lease agreement to secure a new plot of land of approximately 450,000 m2, near its existing facilities. BPGIC currently intends to use such land to further increase its capacity for crude oil storage and services by an additional capacity. We expect that Phase III alone could be three-and-a-half (3.5) times the size of the Company’s projected operations post-Phase II. Concurrently, BPGIC is in discussions with top global oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility. As of the date of the Original Form 20-F, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the cost of a FEED study for storage capacity of up to 3.5 million m3 and a 180,000 bbl refinery. For more information regarding Phase III, see the section entitled “Item 4.A History and Development of the Company— Proposed Phase III.”

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

D. Property, plants and equipment

The Company has its headquarters in Fujairah, United Arab Emirates. The table below summarizes its facilities as of December 31, 2019 and June 12, 2020.

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

Capital Expenditure

As BPGIC is in FEED stages of Phase III, it is not possible to reliably estimate the related capital expenditures. However, BPGIC anticipates the cost per m3 of Phase III to be approximately equal to the cost per m3 of Phase I and Phase II. As of the date of the Original Form 20-F, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the costs of the ongoing FEED studies. BPGIC expects to be able to start projecting Phase III capital expenditures after it receives the results of the FEED studies in the Third Quarter of 2020. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations”.

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

In this section, references to “we,” “us,” and “our” are intended to refer to Brooge Energy Limited, unless the context clearly indicates otherwise.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is presented below in nine sections:

●	Restatement

●	Overview

●	Key Factors Affecting the Historical and Future Results of Operations

●	Business Combination and Nasdaq Listing

●	Results of Operations

●	Liquidity and Capital Resources

●	Trend Information

●	Related Party Transactions

●	Other Risk Disclosures

RESTATEMENT

On November 16, 2020, the Audit Committee of the Company, in consultation with the Company’s management, concluded that the Company’s previously issued audited consolidated financial statements as of and for the period ended December 31, 2019 should no longer be relied upon because the Company has concluded that the warrants issued by it should have been accounted for as a derivative liability rather than equity.

On November 18, 2020, the Company announced that the adjustments required to correct this error would reduce equity by $15,709,460 and increase current liabilities by $15,709,460 after taking into account non-cash income of $1,273,740 related to changes in the estimated fair value of derivative warrant liability. The Company also announced that it would restate its previously issued audited consolidated financial statements as of and for the period ended December 31, 2019.

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

BPGIC charges BIA and the Super Major variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month BIA and the Super Major are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. For BIA this amount is approximately 270,000 m3 each month and for the Super Major this amount is approximately 129,000 m3. Both BIA and the Super Major are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessees and the Super Major, utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths. Upon mutual agreement, BPGIC could charge a supplementary fee to the extent BIA or the Super Major exceed an agreed amount of throughput volume.

●	Blending Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per m3. BIA and the Super Major are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees, and the Super Major.

●	Heating Fees. Pursuant to the Phase I Customer Agreement, BIA is required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees. The Super Major does not contract for heating services.

●	Inter-Tank Transfer Fees. Pursuant to the Phase I Customer Agreement and the Super Major Agreement, BIA and the Super Major are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees and the Super Major.

Summary Financial Results

In $	For the year Ended December 31,
	Restated
	2017	2018	2019
Revenue	89,593	35,839,268	44,085,374
Direct costs	(2,295,809)	(9,607,360)	(10,202,465)
GROSS (LOSS) PROFIT	(2,206,216)	26,231,908	33,882,909
Listing Expenses	-	-	(101,773,877)
General and administrative expenses	(574,266)	(2,029,260)	(2,608,984)
Finance costs	(966,926)	(6,951,923)	(5,730,535)
Change in estimated fair value of derivative warrant liabilities	-	-	1,273,740
Changes in fair value of derivative financial instruments	-	(1,190,073)	(328,176)
(LOSS) PROFIT FOR THE PERIOD	(3,747,408)	16,060,652	(75,284,923)
(LOSS) PROFIT % to Revenue	-	45%	(171)%

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

As a consequence of the accounting for the Business Combination described above, there was a decrease in Net profit from $16,060,652 (45% of Revenue) in 2018 to a net loss of $75,284,923 (171% of Revenue) in 2019. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the Cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on Nasdaq in 2019.

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

As per IFRS 2, the Ordinary Shares distributed at the time of Business Combination are valued at the fair value which was $10.49 as on December 19, 2019 and the fair value of the warrants is calculated at $0.80 per warrant. The difference between the fair value of the Ordinary Shares and warrants issued and the fair value of the net assets received amounting $98.62 million have been recognized as a listing expense. This is the primary reason for the substantial increase in indirect expenses and corresponding reduction in net profits resulting into a net loss of $75.2 million during 2019.

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

	For the year Ended December 31,
General & Administrative Expenses $	2017	2018	2019
Employee costs	287,481	1,178,919	1,471,974
Consultancy expenses	54,529	337,491	535,275
Recruitment expenses	53,912	33,362	1,360
Travel and related expenses	16,544	11,515	52,506
Short-term leases	43,380	22,325	10,346
Advertisement, subscriptions & Committee Expenses	37,223	116,495	131,494
Printing and stationery	12,636	22,713	25,954
License costs	22,872	19,249	18,502
Communication expenses	9,379	19,773	35,465
Other expenses	36,310	267,418	326,108
Total G&A Expenses	574,266	2,029,260	2,608,984

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

Change in estimated fair value of derivative warrant liabilities

Year ended December 31, 2018 Compared to Year ended December 31, 2019.

The gain of $1.3 million results from the change in fair value of warrants issued by the Company on December 20, 2019.

Year ended December 31, 2017 Compared to Year ended December 31, 2018.

As the warrants were issued during the year 2019, the impact in 2018 was nil

Net Profit

Year ended December 31, 2017 Compared to Year ended December 31, 2018

Following a net loss of $3.7 million in 2017, BPGIC had a net profit of $16.1 million in 2018. The transition from net loss to net profit is primarily attributable to the Phase I facility becoming operational in the First Quarter of 2018.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

As a consequence of the accounting for the Business Combination described above, there was a decrease in Net profit from $16,060,652 (45% of Revenue) in 2018 to a net loss of $75,284,923 in 2019. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the Cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on Nasdaq in 2019.

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

Our Adjusted EBITDA improved from $29.9 million (83.48% of revenue) for the year ended December 31, 2018 to $37.1 million (84.1% of revenue) for the year ended December 31, 2019 and as explained earlier we have added back the one-time listing expenses of $101.8 million, $0.3 million of net changes in fair value of derivative financial instruments and fair value gain of $1.3 million being the change in estimated fair value of derivative warrant liability to net loss to provide what we believe is a better comparison and evaluation of Adjusted EBITDA.

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

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable IFRS financial measure for the various periods:

	For the Year Ended December 31,
	$2017	2018	2019
			Restated
Profit (loss) for the year/ period	(3,747,408)	16,060,652	(75,284,923)
Adjustments for
Depreciation charge	692,528	5,716,063	5,785,745
Finance costs	966,926	6,951,923	5,730,535
Listing Expenses	-	-	101,773,877
Net changes in estimated fair value of derivative warrant liabilities	-	-	(1,273,740)
Net changes in fair value of derivative financial instruments	-	1,190,073	328,176
Total Adjustments	1,659,454	13,858,059	112,344,593
Adjusted EBITDA	(2,087,954)	29,918,711	37,059,670
Revenues	89,593	35,839,268	44,085,374
Adjusted EBITDA % of Revenues	-	83.48%	84.06%

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

Net cash provided by operating activities for the year ended December 31, 2019 was $53.4 million compared to net cash provided in operating activities of $27.9 million for the year ended December 31, 2018. There was a net loss reported for $75.2 million in 2019, this was due to listing expense of $101.8 million. This includes non-cash listing expense of $98.6 million. a promissory note of $1.5 million which were added back to net loss for computation of cash flow from Operating Activities’. The increased operating income is primarily attributable to our operation of Phase I at full storage capacity for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018.

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

Working Capital

Year Ended December 31, 2019

As of December 31, 2019, BPGIC had negative working capital of $72.7 million Compared to a negative $108.5 million in 2018. This was due to the following:

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

c.

In connection with the completion of the Business Combination on December 20, 2019, each of Twelve Seas’ 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for Ordinary Shares of the Company at 1:1 basis at an initial exercise price of $11.50, subject to adjustment as provided in the warrant agreement (the “Warrant Price”). The warrants shall lapse and expire after five years from the closing of the Business Combination. The holders of the warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the shares underlying the warrants to the holder, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal determined as follows:

X = Y [(A-B)/A]

where:

X = the number of warrant shares to be issued to the holder.

Y = the number of warrant shares with respect to which this warrant is being exercised.

A = the fair market value of one Ordinary Share.

B = the Warrant Price.

At initial recognition on December 20, 2019, the Group recorded a derivative warrant liability of $17.0 million based on the quoted price on December 20, 2019 at $0.8 per warrant. As per IAS 32, these warrants have to be classified as a derivative liability because of the cash less option available to the warrant holders as specified above which would impact the fixed exchange ratio of 1;1 making the exchange ratio variable

These warrants were then revalued at $0.74 at December 31, 2019 which resulted in a fair value gain of $1.3 million and warrant derivative liability of $15.7 million.

d.	The cash position also decreased to the extent of $13.6 million as a result of cash election clause in the business combination agreement paid to certain pre-Business Combination shareholders of BPGIC wherein they had an option to opt either for shares or cash and wherein they opted for cash. This reduced the bank balance having direct impact on the cash in hand position with reduction in Current assets.

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

The Phase II Financing Facility includes an initial condition precedent that requires evidence of initial equity contribution by the Company towards the Phase II storage tanks before the loan facility can be utilized. The Company has not made any drawings on the Phase II Financing Facility.

September 2020 bonds

In September 2020, BPGIC FZE issued bonds amounting to USD $200 million to private investors. Each bond has a face value of USD $1 and an issue price of USD $0.95. The semi-annual bond repayment of USD $7.0 million will start from November 2021 until May 2025, with one final bullet repayment of USD $144.0 million in November 2025. These bonds carry interest at a rate of 8.5% per annum payable semi-annually. The proceeds from the bond issue were used to fund capital projects and settle the Group’s outstanding term loans with the remaining balance (if any) to be used to fund working capital requirements. The proceeds of the bonds were drawn down on November 13, 2020 and the outstanding term loan fully settled.

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

On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on 31 December 2019 the Group was in compliance with the amended facility agreement. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 72.7 million.

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

The main risks arising from the Company’s financial instruments are price risk, capital risk, interest rate risk, credit risk, currency risk and liquidity risk. The Senior Management team reviews and agrees policies for managing each of these risks which are summarized below.

B. Price Risk

The Company’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Company, the Company’s exposure to market risks results from the volatility of the warrants price. The warrants are publicly traded at the NASDAQ Stock Exchange.

C. Capital Risk

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

D. Interest Rate Risk

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

E. Credit Risk

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

F. Currency Risk

The Company does not have any significant exposure to currency risk as most of its contracts, cash activities and financing arrangements are denominated in $ or AED, which is the currency of the UAE and pegged to the $.

G. Liquidity Risk

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

	On	Less than	3 months	1 to 5
	demand	3 months	to 1 year	years	> 5 years	Total
	USD	USD	USD	USD	USD	USD

31 December 2019

Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519

Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199

Derivative financial instruments	-	-	1,518,249	-	-	1,518,249

Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

31 December 2018

Bank overdraft	3,745,048	-	-	-	-	3,745,048

Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779

Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523

Derivative financial instruments	-	-	1,190,073	-	-	1,190,073

Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

The Derivative warrant liabilities have not been included in the table above as there is no requirement to settle the warrants in cash.

Refer to section on Going Concern for further details on Company’s loan arrangements

H.	Operations Risk

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

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors as of June 8, 2020 is set forth in Item 7.A of the Report.

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

See Item 18 of the Report.

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

As BPGIC is in FEED stages of Phase III, it is not possible to reliably estimate the related capital expenditures. However, BPGIC anticipates the cost per m3 of Phase III to be approximately equal to the cost per m3 of Phase I and Phase II. As of the date of the Original Form 20-F, BPGIC does not yet have any planned capital expenditures in connection with Phase III, other than the costs of the ongoing FEED studies. BPGIC expects to be able to start projecting Phase III capital expenditures after it receives the results of the FEED studies in the Third Quarter of 2020. See “Item 3.D Risk Factors — Risks relating to BPGIC — BPGIC may be subject to significant risks and expenses when constructing Phase II, which could adversely affect BPGIC’s business, financial condition and results of operations.”

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

The main risks arising from the Company’s financial instruments are price risk, capital risk, interest rate risk, credit risk, currency risk and liquidity risk. The Senior Management team reviews and agrees on policies for managing each of these risks which are summarized below. The Company’s instruments are entered into for purposes other than trading purposes.

B.	Price Risk

The Company’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Company, the Company’s exposure to market risks results from the volatility of the warrants price. The warrants are publicly traded at the NASDAQ Stock Exchange.

C.	Capital Risk

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

Consistent with others in the industry, the Company monitors its debt levels including covenants contained within the Financing Facilities.

D.	Interest Rate Risk

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

Effect on profit USD

2019

+40 increase in basis points	347,971

-40 decrease in basis points	(347,971)

2018

+40 increase in basis points	(381,713)

-40 decrease in basis points	381,713

E.	Credit Risk

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

F.	Currency Risk

The Company does not have any significant exposure to currency risk as most of its contracts, cash activities and financing arrangements are denominated in $ or AED, which is the currency of the UAE and pegged to the $.

G.	Liquidity Risk

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

	On demand USD	Less than 3 months USD	3 months to 1 year USD	1 to 5 years USD	> 5 years USD	Total USD

31 December 2019

Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519

Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199

Derivative financial instruments	-	-	1,518,249	-	-	1,518,249

Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

31 December 2018

Bank overdraft	3,745,048	-	-	-	-	3,745,048

Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779

Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523

Derivative financial instruments	-	-	1,190,073	-	-	1,190,073

Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

The Derivative warrant liabilities have not been included in the table above as there is no requirement to settle the warrants in cash.

H.	Operations Risk

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2018, the Company had not paid $3,747,537 of principal and accrued interest that was due under the Company’s Phase I Financing Facilities. Also, as of December 31, 2018, the Company was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Company’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of December 31, 2018, the Company has classified its debt balance of $94,792,088 as a current liability. As of December 31, 2018, the Company’s current liabilities exceeded its current assets by $108,536,113, respectively.

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

In connection with the preparation and external audit of the Company’s consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, the Company and Ernst and Young, independent registered public accounting firm, noted a material weakness in the Company’s internal control over financial reporting. The material weaknesses identified were (1) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (2) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. These material weaknesses could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

Since the date of the Original Form 20-F, the Company has implemented measures to address the material weaknesses, including (i) hiring personnel with relevant public reporting experience, (ii) conducting training for Company personnel with respect to IFRS and SEC financial reporting requirements and (iii) engaging a third party to prepare standard operating procedures for the Company. However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Brooge Energy Limited (incorporated by reference to Exhibit 1.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
2.1	Specimen Ordinary Share Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
2.2	Specimen Warrant Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.2 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
2.3	Warrant Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas Investment Company (incorporated by reference to Exhibit 4.1 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
2.4	Rights Agreement, dated June 19, 2018, between Twelve Seas Investment Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
2.5	Amendment to Warrant Agreement and Rights Agreement, dated as of December 20, 2019, by and among Continental Stock Transfer & Trust Company, Twelve Seas Investment Company, and Brooge Holdings Limited. (incorporated by reference to Exhibit 2.5 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
2.6	Description of the Registrant’s Securities(incorporated by reference to Exhibit 2.6 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.1	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.2	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Dimitri Elkin (incorporated by reference to Exhibit 10.6 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.3	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Gregory A. Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.4	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Neil Richardson, Stephen A. Vogel, Bryant B. Edwards and Stephen N. Cannon (incorporated by reference to Exhibit 10.8 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.5	Investment Management Trust Account Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.6	Registration Rights Agreement, dated June 19, 2018, among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.7	Share Escrow Agreement, dated June 19, 2018, by and among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.8	Rights Agreement, dated June 19, 2018, between Twelve Seas and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.9	Securities Subscription Agreement, dated December 11, 2017, between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).
4.10	Amended and Restated Unit Subscription Agreement, dated June 19, 2018, by and between the Registrant and the Initial Shareholders for founders’ units (incorporated by reference to Exhibit 10.4 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form S-1/A (File No. 333-225352), filed with the SEC on June 14, 2018).
4.12	Administrative Services Agreement, dated June 19, 2018, between Twelve Seas and Twelve Seas Capital, Inc. (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.13	Form of Business Combination Marketing Agreement between Twelve Seas and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 of Twelve Seas’ Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018).
4.14	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 19, 2019).
4.15	Sponsor Promissory Note, dated December 11, 2017 (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).
4.16	Sponsor Promissory Note, dated April 4, 2019 (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 5, 2019).
4.17†	Land Lease Agreement, dated March 10, 2013, by and between Fujairah Municipality and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.20 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.18†	Novation Agreement, dated September 1, 2014, by and among Fujairah Municipality, Fujairah Oil Industry Zone, and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.21 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.19†	Access to and Use of Port Facilities Agreement, undated, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.22 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.20#	Offer Letter, dated April 6, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and BPGIC (incorporated by reference to Exhibit 10.23 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.21	Offer Letter (Addendum), dated July 24, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.24 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.22	Offer Letter (Addendum), dated November 13, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.25 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.23	Offer Letter (Addendum), dated December 31, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.26 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.24#	No Objection Letter in Respect of the Oil Storage Terminal Project, dated April 13, 2015, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.27 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.25	Offer Letter (Addendum), dated June 24, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.28 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.26†	Master Istisna’ Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.29 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.27#	Offer Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.30 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.28†	Master Forward Lease Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.31 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.29†	Forward Lease, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.32 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.30#†	Common Terms Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.33 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.31†	Commercial Mortgage, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.34 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.32†	Assignment of Contracts, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.35 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.33#†	Investment Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.36 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.34	Service Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.35†	Purchase Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.38 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.36†	Sale Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.39 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.37†	Seller Option Deed, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.40 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.38#	Account Pledge and Assignment, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.41 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.39	Conditional Waiver Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.42 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.40#	Common User Pipe Rack 3 Concession Agreement, dated March 31, 2016, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.43 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.41#†	The Service Agreement, dated April 1, 2017, by and between Brooge Petroleum and Gas Investment Company and Flowi Facility Management LLC (incorporated by reference to Exhibit 10.44 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.42#	Facility Offer Letter, dated April 9, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.45 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.43	Addendum to Forward Lease, dated April 26, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.46 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.44	Agreement, dated April 27, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.47 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.45	Employment Agreement, dated May 21, 2017, by and between Nicolaas Paardenkooper and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.48 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.46	Employment Agreement Annexure, dated January 8, 2018, by and between Brooge Petroleum and Gas Investment Company FZC and Nicolaas Paardenkooper (incorporated by reference to Exhibit 10.49 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.47#	Facility Offer Letter, dated June 4, 2018, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.50 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.48†	Murabaha Agreement for the Sale and Purchase of Commodities, undated, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.51 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.48	Letter of Condition Waiver, dated June 21, 2018, by and between First Abu Dhabi Bank and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.52 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.49	Letter Agreement for Renewal of Service Agreement, dated July 1, 2018, by and between Flowi Facility Management LLC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.53 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.50†	Contract for the Provision of Project Management Consultancy (PMC) Services Agreement, dated July 26, 2018, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.54 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.51#†	The Contract Agreement, dated September 3, 2018, by and between Audex Fujairah LL FZE and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.55 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.52†	Master Istisna’ Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.56 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.53†	Master Forward Lease Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.57 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.54#†	Common Terms Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.58 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.55	Title Agency Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.59 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.56	Indemnity Undertaking, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.60 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.57#	Refinery and Services Agreement, dated March 13, 2019 by and between Sahara Energy Resources DMCC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.61 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.58†	Business Combination Agreement, dated April 15, 2019, by and among Twelve Seas, the Company, Merger Sub, BPGIC, and BPGIC Holdings entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), as amended (incorporated by reference to Exhibit 2.1 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.59	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).
4.60	Joint Development Agreement, dated May 14, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.62 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.61	Chief Financial Officer Employment Offer Letter, dated May 27, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Saleh Mohamed Yammout (incorporated by reference to Exhibit 10.65 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.62	Addendum to Joint Development Agreement, dated June 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.63 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.63	Second Addendum to Joint Development Agreement, dated July 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.64 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.64	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.65†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.66#	Main Terminal Lease and Offtake Agreement - Phase I, dated August 1, 2019, by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.69 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.67	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.68	Third Addendum to Joint Development Agreement, dated September 6, 2019, by and between Brooge Petroleum and Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.68 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.69	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.70#	Main Terminal and Lease Offtake Agreement - Phase II, September 20, 2019, by and between by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.72 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.71	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).
4.72†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.73	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.74†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji (incorporated by reference to Exhibit 4.74 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.75	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.75 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.76	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.77†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.77 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.78	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc (incorporated by reference to Exhibit 4.78 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.79	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019 (incorporated by reference to Exhibit 4.79 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.80	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.81	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 4.81 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.82	Amendment to Phase I Construction Facilities Letter, dated December 30, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.82 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.83	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited (incorporated by reference to Exhibit 4.83 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.84	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.84 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
4.85#	Land Lease Agreement, dated as of February 2, 2020, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.86	Refinery Agreement, dated as of February 23, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.86 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.87	Extension of Refinery Agreement, dated April 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.87 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.88	Extension of Refinery Agreement, dated June 2, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.88 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.89	Deed of Agreement, dated as of April 21, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE(incorporated by reference to Exhibit 4.89 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.90#	Commercial Storage Agreement, dated as of April 22, 2020, by and between Totsa Total Oil Trading SA and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.90 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.91#	Proposal for Front End Engineering Design (FEED), dated April 20, 2020, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 4.91 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.92	Chief Financial Officer Offer Letter, dated as of April 27, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and Syed Masood Ali (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020) (incorporated by reference to Exhibit 4.92 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.93	Amendment to Phase I Construction Facilities Letter, dated June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.93 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.94	Movable Asset Mortgage, dated as of June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.94 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
4.95	Account Pledge (First Party), dated as of June 15, 2020, by and between by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.95 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
15.2	Compensation Committee Charter incorporated by reference to Exhibit 15.2 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
15.3	Letter from UHY LLP (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

#	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.

†	Schedules to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

+	The certifications attached as Exhibits 13.1 and 13.2 that accompany this Report are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Brooge Energy Limited under the Securities Act or the Exchange Act, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

BROOGE ENERGY LIMITED

November 27, 2020	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2019

BROOGE ENERGY LIMITED

Report of Independent Registered Public Accounting Firm

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

Restatement of 2019 Consolidated Financial Statements

As discussed in note 2.4 to the consolidated financial statements, the 2019 consolidated financial statements have been restated to correct a misstatement related to the classification of warrants.

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

Abu Dhabi, United Arab Emirates

30 June 2020, except for note 2.4 and 26, as to which the date is 27 November 2020.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2019

		(Restated)
		2019	2018	2017
	Notes	USD	USD	USD

Revenue	3	44,085,374	35,839,268	89,593
Direct costs	4	(10,202,465)	(9,607,360)	(2,295,809)

GROSS PROFIT / (LOSS)		33,882,909	26,231,908	(2,206,216)

Listing expenses	5	(101,773,877)	-	-
General and administrative expenses	6	(2,608,984)	(2,029,260)	(574,266)
Finance costs	7	(5,730,535)	(6,951,923)	(966,926)
Change in estimated fair value of derivative warrant liability	13	1,273,740	-	-
Changes in fair value of derivative financial instruments	18	(328,176)	(1,190,073)	-

(LOSS) PROFIT AND TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR		(75,284,923)	16,060,652	(3,747,408)

Basic and diluted (loss) / earnings per share	21	(0.94)	0.20	(0.05)

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

		(Restated)	(Restated)
		2019	2018
	Notes	USD	USD
ASSETS
Non-current assets
Property, plant and equipment	8	263,228,588	197,629,114
Advances to contractors	10	21,664,764	-

		284,893,352	197,629,114

Current assets
Inventories	9	179,644	147,090
Trade and other receivables	10	2,348,693	2,123,077
Bank balances and cash	11	19,830,771	37,351

		22,359,108	2,307,518

TOTAL ASSETS		307,252,460	199,936,632

EQUITY AND LIABILITIES

Equity
Share capital	12	8,804	8,000
Share premium	12	101,775,834	1,353,285
Shareholders’ accounts	20	71,017,815	47,717,763
General reserve	14	680,643	680,643
(Accumulated losses) retained earnings		(64,066,681)	11,218,242

Total equity		109,416,415	60,977,933

Non-current liabilities
Term loans	15	74,160,950	-
Lease liability	16	28,624,259	28,108,801
Provisions	17	13,941	6,267

		102,799,150	28,115,068

Current liabilities
Bank overdraft	11	-	3,745,048
Derivative warrant liability	13	15,709,460	-
Term loans	15	14,539,187	94,792,088
Accounts payable, accruals and other payables	19	61,115,121	9,003,798
Derivative financial instruments	18	1,518,249	1,190,073
Lease liability	16	2,154,878	2,112,624

		95,036,895	110,843,631

Total liabilities		197,836,045	138,958,699

TOTAL EQUITY AND LIABILITIES		307,252,460	199,936,632

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Restated)

For the year ended 31 December 2019

					Accumulated
					(losses)/
	Share	Share	Shareholders’	Statutory	retained
	capital	premium	account	reserves	earnings	Total
	USD	USD	USD	USD	USD	USD

Balance at 1 January 2017	1,361,285	-	57,039,100	-	(414,359)	57,986,026
Reverse acquisition re-nomination with exchange ratio 800,000:1	8,000	(8,000)	-	-	-	-
Elimination of capital stock of BPGIC FZE	(1,361,285)	1,361,285	-	-	-	-
Net contribution from the shareholders (note 20)	-	-	13,382,336	-	-	13,382,336
Loss for the year	-	-	-	-	(3,747,408)	(3,747,408)

Balance at 31 December 2017 (restated)	8,000	1,353,285	70,421,436	-	(4,161,767)	67,620,954

At 1 January 2018 (restated)	8,000	1,353,285	70,421,436	-	(4,161,767)	67,620,954
Transfer to statutory reserve	-	-	-	680,643	(680,643)	-
Net distribution to the shareholders (note 20)	-	-	(22,703,673)	-	-	(22,703,673)
Profit for the year	-	-	-	-	16,060,652	16,060,652

Balance at 31 December 2018 (restated)	8,000	1,353,285	47,717,763	680,643	11,218,242	60,977,933

Balance at 1 January 2019 (restated)	8,000	1,353,285	47,717,763	680,643	11,218,242	60,977,933
Shares issuance in connection with a merger (note 25)	932	114,022,421	-	-	-	114,023,353
Cash election in lieu of shares (note 25)	(128)	(13,599,872)	-	-	-	(13,600,000)
Net contribution by the shareholders (note 20)	-	-	23,300,052	-	-	23,300,052
Loss for the year	-	-	-	-	(75,284,923)	(75,284,923)

Balance at 31 December 2019 (restated)	8,804	101,775,834	71,017,815	680,643	(64,066,681)	109,416,415

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2019

			(Restated)
		2019	2018	2017
	Notes	USD	USD	USD

OPERATING ACTIVITIES
(Loss)/profit for the year		(75,284,923)	16,060,652	(3,747,408)

Adjustments to reconcile net (loss)/profit to net cash provided by (used in) operating activities:
Listing expenses	5	100,122,019	-	-
Depreciation charge	4	5,785,745	5,716,063	692,528
Finance costs	7	5,730,535	6,951,923	966,926
Change in estimated fair value of derivative warrant liability	13	(1,273,740)	-	-
Net changes in fair value of derivative financial instruments	18	328,176	1,190,073	-

		35,407,812	29,918,711	(2,087,954)
Working capital changes:
(Increase) decrease in inventories		(32,554)	29,561	(176,651)
Increase in trade and other receivables		(225,616)	(2,123,077)	(618,700)
Increase in provisions		7,674	5,616	365
Increase in accounts payable, accruals and other payables	19	18,257,036	65,910	630,023

Net cash flows from (used in) operating activities		53,414,352	27,896,721	(2,252,917)

INVESTING ACTIVITIES
Advances paid to contractors		(21,664,764)	-	-
Purchase of property, plant and equipment		(38,690,498)	(271,403)	(21,924,553)

Net cash flow used in investing activities		(60,355,262)	(271,403)	(21,924,553)

FINANCING ACTIVITIES
Proceeds from term loans	15	-	4,038,024	16,700,441
Repayment of term loans	15	(8,435,416)	(3,487,876)	-
Interest paid on term loans		(1,536,503)	(7,195,581)	(3,429,143)
Proceeds from issuance of ordinary shares		33,064,568	-	-
Cash election by shareholders		(13,600,000)	-	-
Payment of lease liability		(2,313,323)	-	-
Payment of transaction costs on loans		-	-	(111,081)
Net contribution from (distributions to) the shareholders	20	23,300,052	(24,971,637)	11,158,842

Net cash flows from (used in) financing activities		30,479,378	(31,617,070)	24,319,059

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		23,538,468	(3,991,752)	141,589

Cash and cash equivalents at 1 January		(3,707,697)	284,055	142,466

CASH AND CASH EQUIVALENTS AT 31 DECEMBER	11	19,830,771	(3,707,697)	284,055

The attached notes 1 to 26 form part of these consolidated financial statements.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The restated consolidated financial statements of the Group were authorised for issue by the Board of Directors on 27 November 2020.

2.1	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board “IASB”.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.1	BASIS OF PREPARATION continued

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

On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on 31 December 2019 the Group was in compliance with the amended facility agreement. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 72.7 million.

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.2	FUNDAMENTAL ACCOUNTING CONCEPT continued

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

2.4	RESTATMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Group’s 2019 financial statements, management have reassessed the accounting treatment of the issued warrants. Previously these warrants have been accounted for as equity in the Statement of Financial Position.

As described in Note 25, the business combination completed by the Group on 20 December 2019 resulted in the issuance of warrants, exercisable for a period of five years from the date of issuance at an exercise price of $11.5 per warrant. The holders of the warrants may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares if there is no effective registration statement registering the warrant shares on the 90th day after the completion of the Group’s initial business combination, and during any other period when the Group shall fail to have maintained an effective registration statement covering the ordinary shares issuable upon exercise of the warrants. If the registered holder desires to exercise the warrants, the registered holder may exercise the warrants in whole or in part in lieu of making a cash payment, by providing notice to the Chief Financial Officer of the Group in a subscription form of its election to utilize cashless exercise, in which event the Group may be required to issue to the holder a variable number of shares.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.4	RESTATMENT OF FINANCIAL STATEMENTS continued

The Group has reassessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group. As noted above, the warrants contain a feature that may lead to the issuance of a variable number of shares. In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a financial liability and measured at fair value with changes in fair value recognized in the statement of comprehensive income at each reporting date. The financial liability will ultimately be converted to the Group’s equity (common shares) when the warrants are exercised or will be extinguished upon the expiry of the outstanding warrants and will not result in the outlay of any cash by the Group.

The warrants have been reclassified from equity to liabilities. The correction of this error resulted in a decrease in equity by USD 16,983,200 and increase of financial liabilities with the same amount. On 31 December 2019, a fair value gain of USD 1,273,740 was also recognized in the statement of comprehensive income in these restated financial statements with a consequent decrease in the amount of the accumulated losses in equity.

The aforementioned changes were accounted for retrospectively in accordance with IAS 8 and, accordingly the balances as at 31 December 2018 have not been impacted and 31 December 2019 financial statements have been restated as follows:

	As previously	Restatement
	reported	adjustments	Restated
	31 December	31 December	31 December
	2019	2019	2019
	USD	USD	USD

STATEMENT OF COMPREHENSIVE INCOME
Change in estimated fair value of derivative warrant liability	-	1,273,740	1,273,740

Loss and total comprehensive loss for the year	(76,558,663)	1,273,740	(75,284,923)

Basic and diluted loss per share	(0.95)	0.01	(0.94)

STATEMENT OF FINANCIAL POSITION
Reclassification of derivative warrant liability	16,983,200	(16,983,200)	-
Accumulated losses	(65,340,421)	1,273,740	(64,066,681)

Total equity	125,125,875	(15,709,460)	109,416,415

Derivative warrant liability	-	15,709,460	15,709,460

Current liabilities	79,327,435	15,709,460	95,036,895
Total liabilities	182,126,585	15,709,460	197,836,045

STATEMENT OF CASH FLOWS
Loss for the year	(76,558,663)	1,273,740	(75,284,923)

Adjustment for:
Change in fair value of derivative warrants liability	-	(1,273,740)	(1,273,740)

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.5	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.5	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS continued

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

Classification of warrants

In connection with the completion of the business combination on 20 December 2019 as described in note 1, note 2.4, note 13 and note 25 the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Basis of consolidation continued

(i)	Subsidiaries continued

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it:

●	Derecognises the assets (including goodwill) and liabilities of the subsidiary
●	Derecognises the carrying amount of any non-controlling interests
●	Derecognises the cumulative translation differences recorded in equity
●	Recognises the fair value of the consideration received
●	Recognises the fair value of any investment retained
●	Recognises any surplus or deficit in profit or loss
●	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities

Details of subsidiaries as at 31 December 2019 and 31 December 2018 were as follows:

Legal name	Country of incorporation	Percentage of ownership
		2019	2018
Brooge Petroleum and Gas Investment Company FZE	United Arab Emirates	100%	-
BPGIC International (formerly known as Twelve Seas) *	Cayman Islands	100%	-

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Basis of consolidation continued

(ii)	Non-controlling interests (“NCI”)

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

A 'reverse acquisition' is a business combination in which the legal acquirer - i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition. Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Revenue recognition continued

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Property, plant and equipment continued

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing continued

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing continued

Lease liability continued

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Financial assets continued

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

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group comprising of share capital, share premium and shareholders’ accounts are recorded at the proceeds received, net of direct issue costs.

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

The Group’s financial liabilities include trade and other payables, lease liability, warrants and term loans.

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Financial liabilities continued

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

Warrants are accounted for as derivative financial instruments (a financial liability) as they give the holder the right to obtain a variable number of common (ordinary) shares in case an effective registration statement is not maintained, which is not fully within the control of the Group.

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. The warrants shall lapse and expire after five years from the closing of the business combination (note 25).

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

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

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Fair value continued

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

2.7	FUTURE CHANGES IN ACCOUNTING POLICIES – STANDARDS ISSUED BUT NOT YET EFFECTIVE

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

3	REVENUE continued

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

11	CASH AND CASH EQUIVALENTS continued

Significant non-cash transactions, which have been excluded from the consolidated statement of cash flows, are as follows:

	2019	2018
	USD	USD

Capital accruals	31,469,596	5,972,230

Purchase of property, plant and equipment financed through advances paid to contractors	8,335,236	231,571

Listing expenses (note 5)	100,122,019	-

Lease payments made by shareholders	-	2,818,714

12	ISSUED CAPITAL AND RESERVES

	2019	2018
	No. of shares	No. of shares
Authorized
Ordinary shares	450,000,000	450,000,000

At BPGIC FZE

	No. of shares		USD

At 1 January 2018	100		1,361,285

At Brooge Energy

At inception	1		n.m.	*
Conversion of 100 BPGIZ FZE ordinary shares at 1 for 1 million to the legal acquirer, Brooge Energy (note 25)	80,000,000	**	8,000

At 31 December 2018	80,000,000		8,000

Cash election	(1,281,965)		(128)
Changes in share capital due to business combination (note 25)	9,347,219	**	932

At 31 December 2019	88,065,254		8,804

*	not meaningful

**	Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,000 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. Additional information on escrow shares are included in note 25.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

12	ISSUED CAPITAL AND RESERVES continued

Share premium

USD

At 1 January 2018	-
Reverse acquisition adjustment	1,353,285

At 31 December 2018	1,353,285

Ordinary shares issued on merger with Twelve Seas	114,022,421
Cash election	(13,599,872)

At 31 December 2019	101,775,834

13	DERIVATIVE WARRANT LIABILITY (RESTATED)

In accordance with IAS32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date. The derivative liabilities will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group.

		(Restated)
	No. of warrants	USD

At 1 January 2019	-	-
Issuance of warrants in connection with merger (note 25)	21,229,000	16,983,200
Fair value remeasurement of derivative warrant liability	-	(1,273,740)

At 31 December 2019	21,229,000	15,709,460

In connection with the completion of the business combination on 20 December 2019, each of Twelve Sea’s 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the business combination. The holders of the warrants issued pursuant to the business combination may elect, if the Group does not have an effective registration statement or the prospectus contained therein is not available for the issuance of the warrant shares to the holder, in lieu of exercising the warrants for cash, a cashless exercise option to receive a variable number of common shares.

At initial recognition on 20 December 2019, the Group recorded a derivative warrant liability of USD 16,983,200 based on the quoted price on 20 December 2019 of USD 0.8 per warrant and then revalued at USD 0.74 at 31 December 2019 resulting in a fair value gain of USD 1,273,740 and a warrant derivative liability of USD 15,709,460. These warrants were accounted for as part of the consideration transferred under IFRS 2. Additional information is provided in note 25.

On 14 May 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Changes in the lease liability are as follows:

	2019	2018
	USD	USD

At 1 January	30,221,425	29,670,675
Interest charge	2,871,035	2,818,714
Amount paid during the year	(2,313,323)	(2,267,964)

At 31 December	30,779,137	30,221,425

The lease liability is classified in the consolidated statement of financial position as follows:

	2019	2018
	USD	USD

Current	2,154,878	2,112,624
Non-current	28,624,259	28,108,801

	30,779,137	30,221,425

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

16	LEASE LIABILITY continued

The maturity of the lease liability is as follows:

			Present value of
	Lease payments		minimum lease payments
	2019	2018	2019	2018
	USD	USD	USD	USD

Not later than one year	2,359,590	2,313,323	2,154,877	2,112,624
Later than one year and not later than five years	9,919,810	9,725,304	7,241,240	7,099,255
Later than five years	213,469,800	216,023,896	21,383,020	21,009,546

	225,749,200	228,062,523	30,779,137	30,221,425
Finance costs	(194,970,063)	(197,841,098)	-	-

Present value of minimum lease payments	30,779,137	30,221,425	30,779,137	30,221,425

Additional information relating to the right of use asset and Group’s lease is provided in notes 7 and 8 to the consolidated financial statements.

17	PROVISIONS

	2019	2018
	USD	USD

Provision for employees' end of service benefits	13,941	6,267

18	DERIVATIVE FINANCIAL INSTRUMENTS

	2019	2018
	USD	USD

Interest rate swaps	1,518,249	1,190,073

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

18	DERIVATIVE FINANCIAL INSTRUMENTS continued

The details of these derivative financial instruments are as follows:

	Notional	Fair value	Fair value
	amount	asset	liability
	USD	USD	USD
31 December 2019
Designated at FVTPL
Interest rate swaps	79,253,015	-	1,518,249

31 December 2018
Designated at FVTPL
Interest rate swaps	83,855,305	-	1,190,073

19	ACCOUNTS PAYABLE, ACCRUALS AND OTHER PAYABLES

	2019	2018
	USD	USD

Accounts payable*	25,989,961	1,565,035
Accrued interest on term loans	3,387,446	910,691
Capital accruals**	31,469,596	5,972,230
Accrued expenses	268,118	555,842

	61,115,121	9,003,798

*	Accounts payables primarily represent payables to Audex (Phase 2 contractor) amounting to USD 21.5 million.

**	Capital accruals represents contractor’s capital accruals for Phase 2

20	RELATED PARTY TRANSACTIONS AND BALANCES

Upon consummation of the Business Combination, the board of directors adopted code of ethics and business conduct that requires it, and its directors, officers and employees to avoid conflicts of interest, such as related party transactions, unless specifically authorized. The board of directors also adopted a related party transaction policy to govern the procedures for evaluation and authorization of related party transactions. Related party transactions, which require approval of the audit committee, are defined as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Group is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed USD 120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

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

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	(Restated)
	2019	2018	2017
	USD	USD	USD

(Loss) / profit attributable to ordinary equity holders of the parent	(75,284,923)	16,060,652	(3,747,408)

		2018	2017
	2019	No of shares	No of shares
	No of shares	(Restated)	(Restated)

Weighted average number of ordinary shares	80,264,186	80,000,000	80,000,000

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

On 14 May 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

22	COMMITMENTS

	2019	2018
	USD	USD

Capital commitments:
Within one year	79,334,742	144,027,770
More than 1 year and less than 5 years	-	16,534,876

	79,334,742	160,562,646

Capital commitments relate to construction of phase 2 which is expected to be completed by the end of last quarter of 2020.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

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

				(Restated)
	(Restated)			Total
	Level 1	Level 2	Level 3	fair value
	USD	USD	USD	USD

Liabilities measured at fair value:

31 December 2019
Derivative financial instruments (Restated)	15,709,460	1,518,249	-	17,227,709

31 December 2018
Derivative financial instruments	-	1,190,073	-	1,190,073

The fair values of the financial liabilities measured at fair value included in the Level 1 and Level 2 category above, have been determined in accordance with quoted price and generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Market risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

24	FINANCIAL RISK MANAGEMENT AND POLICIES continued

Liquidity risk continued

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December 2019 and 31 December 2018 based on contractual undiscounted payments.

	On	Less than	3 months	1 to 5
	demand	3 months	to 1 year	years	> 5 years	Total
	USD	USD	USD	USD	USD	USD

31 December 2019
Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519
Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199
Derivative financial instruments	-	-	1,518,249	-	-	1,518,249
Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total (Restated)	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

31 December 2018
Bank overdraft	3,745,048	-	-	-	-	3,745,048
Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779
Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523
Derivative financial instruments	-	-	1,190,073	-	-	1,190,073
Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

The derivative warrant liabilities have not been included in the table above as there is no requirement to settle the warrants in cash.

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

		(Restated)
	2019	2018
	USD	USD

Term loans	88,700,137	94,792,088
Lease liability	30,779,137	30,221,425
Less: cash and cash equivalents	(19,830,771)	3,707,697

Net debt	99,648,503	128,721,210

Total capital	109,416,415	60,977,933

Capital and net debt	209,064,918	189,699,143

Gearing ratio	48%	68%

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

25	BUSINESS COMBINATION

In connection with the Business Combination as described in note 1, the following occurred:

Twelve Seas:

●	Each outstanding ordinary share of Twelve Seas has been exchanged for one (1) ordinary share of Brooge Energy.

●	Each outstanding warrant of Twelve Seas has been exchanged for one warrant of Brooge Energy.

●	As part of the Business Combination, 10,869,719 shares were issued to Twelve Seas which included 1.5 million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, 21,229,000 warrants were issued to Twelve Seas in exchange ratio stated above and further details disclosed in note 13.

●	In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Seas’s Initial Public Offering (“IPO”) exercised their right to redeem such shares at a price of $10.31 per share, for an aggregate redemption amount of approximately USD 175.36 million.

Brooge Petroleum and Gas Investment Company FZE:

●	Twelve Seas issued a total of 100 million shares (inclusive of 20 million of escrowed shares) to BPGIC in exchange for 100 ordinary shares of BPGIC. All 100 million shares were simultaneously replaced with Brooge Energy shares at the ratio of 1:1.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On 07 April 2020, the Company changed its name from Brooge Holding Limited to Brooge Energy Limited.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 December 2019

26	SUBSEQUENT EVENTS continued

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

As part of management’s plans to alleviate the significant doubt disclosed in note 2.2, in September 2020, BPGIC FZE issued bonds amounting to USD 200 million to private investors. Each bond has a face value of USD 1 and an issue price of USD 0.95. The semi-annual bond repayment of USD 7 million will start from November 2021 until May 2025, with one final bullet repayment of USD 144 million in November 2025. These bonds carry interest at a rate of 8.5% per annum payable semi-annually. The proceeds from the bond issue were used to fund capital projects and settle the Group’s outstanding term loans with the remaining balance (if any) to be used to fund working capital requirements. The proceeds of the bonds were drawn down on 13 November 2020 and the outstanding term loan fully settled.