Form 20-F
period 2020-12-31
Brooge Energy Ltd
filed 2021-04-05
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐    Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

BROOGE ENERGY LIMITED

-i-

INTRODUCTION

Brooge Energy Limited (the “Company”) was incorporated under the laws of the Cayman Islands as an exempted company on April 12, 2019, under the name Brooge Holdings Limited. On April 7, 2020, the Company changed its name to Brooge Energy Limited. The Company was incorporated for the purpose of effectuating the Business Combination (as defined below) and to hold Brooge Petroleum and Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, United Arab Emirates (“BPGIC”). Prior to the Business Combination, the Company owned no material assets and did not operate any business.

On December 20, 2019, pursuant to a business combination agreement (the “Business Combination Agreement”) among the Company, Twelve Seas Investment Company (now known as BPGIC International), a Cayman Islands exempted company (“Twelve Seas”), Brooge Merger Sub Limited, the Company’s wholly-owned subsidiary (“Merger Sub”), BPGIC, BPGIC Holdings Limited, a Cayman Islands exempted company (“BPGIC Holdings”), among other things:

(i)	Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity and a wholly-owned subsidiary of the Company (under the name BPGIC International (“BPGIC International”)), with the holders of Twelve Seas’ securities receiving substantially equivalent securities of the Company; and

(ii)	the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for 98,718,035 Ordinary Shares of the Company and cash in the amount of $13,225,827.22, with BPGIC becoming a wholly-owned subsidiary of the Company.

The foregoing transaction is referred to in this Annual Report on Form 20-F (this “Report”) as the “Business Combination”.

Upon consummation of the Business Combination, the Company’s Ordinary Shares and warrants to purchase Ordinary Shares became listed on the Nasdaq Capital Market.

Unless otherwise indicated, the “Company,” the “Group,” “we,” “us,” “our,” and similar terminology refers to Brooge Energy Limited together with its subsidiaries subsequent to the Business Combination.

-ii-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report (including information incorporated by reference herein) contains forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify some, but not all, the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in or implied by our forward-looking statements, including among other things, the items identified in “Item 3.D Risk Factors”.

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

-iii-

INDUSTRY AND MARKET DATA

In this Report, the Company relies on and refers to industry data, information and statistics regarding the markets in which it competes from research as well as from publicly available information, industry and general publications and research and studies conducted by third parties. The Company has supplemented this information where necessary with its own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and Company management’s best view as to information that is not publicly available. The Company has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3.D Risk Factors”. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

-iv-

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. In particular, as an emerging growth company, we:

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes); and

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure.

We have taken, and intend to continue to take, advantage of all of these reduced reporting requirements and exemptions. Accordingly, the information we provide to you may be different than you might get from other public companies in which you hold securities.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and other exemptions available to emerging growth companies until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

FREQUENTLY USED TERMS

“$,” “USD,” “US$” and “US dollar” each refer to the United States dollar.

“A&T” means A&T Offshore FZC.

“AED,” refers to the Arab Emirate Dirham, the official currency of the United Arab Emirates.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Brooge Energy Limited.

“ASMA Capital” means ASMA Capital Partners B.S.C.(c).

“Audex” means Audex Fujairah LL FZC.

“b/d” means barrels per day.

“BIA” means Al Brooge International Advisory LLC.

“BIA Refinery” means a refinery with a capacity of 25,000 b/d to be installed by BIA at the BPGIC Terminal.

“Bond Financing Facility” means five-year senior secured bonds issued by BPGIC pursuant to Bond Terms dated September 22, 2020 and amended October 23, 2020, by and between BPGIC and the Bond Trustee, with maximum issue size of $250 million and initial issuance of $200 million.

“Bond Trustee” means Nordic Trustee AS, as bond trustee under the Bond Financing Facility.

“BPGIC” means Brooge Petroleum and Gas Investment Company FZE.

“BPGIC III” means Brooge Petroleum and Gas Investment Company Phase III FZE, a company formed under the laws of the Fujairah Free Zone, United Arab Emirates.

“BPGIC Management” means Brooge Petroleum and Gas Management Company Ltd.

“BPGIC PLC” means Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company formed under the laws of England and Wales.

“BPGIC Terminal” means the terminal that the Company is developing on two plots of land located in close proximity to the Port of Fujairah’s berth connection points.

-v-

“Business Combination” means the transactions whereby (a) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International, and as a wholly-owned subsidiary of the Company and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Company, and (b) the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for Ordinary Shares of the Company, subject to the withholding of the escrow shares being deposited in the escrow account in accordance with the terms and conditions of the Business Combination Agreement and the escrow agreement, and with BPGIC becoming a wholly-owned subsidiary of the Company, and other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of April 15, 2019, as amended, by and among the Company, BPGIC, Twelve Seas, Merger Sub, and BPGIC Holdings pursuant to which the Business Combination was consummated.

“Closing” means the closing of the Business Combination on December 20, 2019.

“Commercial Storage Agreements” means, collectively, (i) the Synergy Storage Agreement, (ii) the Commercial Storage Agreement between BPGIC and JayKay dated November 10, 2020, (iii) the Commercial Storage Agreement between BPGIC and A&T dated November 19, 2020, (iv) the Commercial Storage Agreement between BPGIC and A&T dated November 26, 2020, (v) the Commercial Storage Agreement between BPGIC and JayKay dated December 6, 2020, (vi) the NuFuel Storage Agreement, (vii) the SAA Storage Agreement, (viii) the Commercial Storage Agreement between BPGIC and A&T dated March 4, 2020, and (ix) the Valor Storage Agreement.

“Companies Law” means the Companies Law (2020 Revision) of the Cayman Islands.

“Construction Funding Account” means the account with Offshore Account Bank with $85 million on deposit from the Bond Financing Facility to be set aside for payment of Phase II construction, with $45 million to be paid at the time of disbursement and $5 million payable monthly for eight months.

“Continental” means Continental Stock Transfer & Trust Company.

“Debt Service Retention Account” means the account with Offshore Account Bank into which one-sixth of the amortization and interest payment payable on the next interest payment date of Bond Financing Facility shall be transferred monthly.

“Early Bird Capital” means EarlyBirdCapital, Inc.

“EIBOR” means the Emirates Interbank Offered Rate.

“EPC” means engineering, procurement and construction.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAB” means First Abu Dhabi Bank PJSC.

“Financing Facilities” means, collectively, the Phase I Financing Facilities and the Phase II Financing Facility.

“FOIZ” means the Fujairah Oil Industry Zone.

“Fujairah Municipality” means the local government organization in Fujairah, UAE specializing in municipal urban and rural municipal affairs.

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

“Initial Phase I End User” means the international energy trading company that entered into the Phase I End User Agreement.

“Jaykay” means Jaykay Trading Company FZE.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“June 15 Phase I Construction Facilities Amendment” means the agreement entered into by BPGIC and FAB on June 15, 2020, to amend the Phase I Construction Facilities.

“Land Leases” means, collectively, the Phase I & II Land Lease and the Phase III Land Lease.

-vi-

“Liquidity Account” means the bank account established by BPGIC as part of Bond Financing Facility with the Offshore Account Bank to maintain $8,500,000, which amount is equal to the interest payment due on the first interest payment date.

“MENA” means Middle East and North Africa.

“Merger Sub” means Brooge Merger Sub Limited, a Cayman Islands exempted company.

“MUC” means MUC Oil & Gas Engineering Consultancy, LLC.

“NASDAQ” means the NASDAQ Stock Market LLC.

“NuFuel” means NuFuel Trading FZE.

“NuFuel Storage Agreement” means the commercial storage agreement between BPGIC and NuFuel dated January 13, 2021.

“Offshore Account Bank” means HSBC Bank Plc.

“Ordinary Resolution” means a resolution passed by the affirmative vote of a simple majority of the shareholders of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting.

“Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Brooge Energy Limited, unless otherwise specified.

“Phase I” means the first phase of the BPGIC Terminal consisting of 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure located on the Phase I & II Land.

“Phase I & II Land” means the plot of land of approximately 153,917 m2 in the Port of Fujairah where BPGIC has located its Phase I facility and is locating its Phase II facility.

“Phase I & II Land Lease” means the land lease dated as of March 10, 2013, by and between Fujairah Municipality and BPGIC, as amended by the novation agreement, dated September 1, 2014, by and among Fujairah Municipality, BPGIC and FOIZ pursuant to which BPGIC leases the Phase I & II Land.

“Phase I Admin Building Facility” means the secured Shari’a compliant financing arrangement of $11.1 million entered into by BPGIC with FAB to fund a portion of the construction costs of Phase I.

“Phase I Construction Facilities” means, collectively, the Phase I Admin Building Facility and the Phase I Construction Facility.

“Phase I Construction Facility” means the secured Shari’a compliant financing arrangement of $84.6 million entered into by BPGIC with FAB to fund a portion of the construction costs of Phase I.

“Phase I Customer Agreement” means the four-year lease and offtake agreement for the Phase I facility with BIA.

“Phase I End User Agreement” means the five-year lease and service agreement, dated December 12, 2017, originally by and between BPGIC and the Initial Phase I End User.

“Phase I Financing Facilities” means, collectively, the Phase I Admin Building Facility, the Phase I Construction Facility and the Phase I Short Term Financing Facility.

“Phase I Internal Manifold” means the internal manifold that connects the 14 oil storage tanks of Phase I.

-vii-

“Phase I Short Term Financing Facility” means the Shari’a compliant financing arrangement of $3.5 million entered into by BPGIC with FAB to settle certain amounts due under the Phase I Construction Facilities.

“Phase II” means the second phase of the BPGIC Terminal which is expected to consist of eight oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3 and related infrastructure located on the Phase I & II Land.

“Phase II Customer Agreement” means the five-year lease and offtake agreement for the Phase II facility with BIA.

“Phase II End User” means the international commodities trading company which is expected to occupy the Phase II facility upon its completion as a sublessee of BIA.

“Phase II End User Agreement” means the five-year lease and service agreement, originally by and between BPGIC and the Phase II End User, and as novated, by and between BIA and the Phase II End User to lease all eight oil storage tanks in Phase II.

“Phase II Financing Facility” means the secured Shari’a compliant financing arrangement of $95.3 million entered into by BPGIC with FAB to fund a portion of the capital expenditures in respect of Phase II.

“Phase II Internal Manifold” means the internal manifold that will connect the eight oil storage tanks of Phase II.

“Phase III” means the third phase of the Company’s development in the Port of Fujairah to the located on the Phase III Land.

“Phase III Land” means the plot of land of approximately 450,000 m2 in the Port of Fujairah near the Phase I & II Land where the Company expects to locate its Phase III facilities.

“Phase III Land Lease” means the land lease agreement, dated as of February 2, 2020, by and between BPGIC and FOIZ, which was novated by BPGIC to BPGIC III on October 1, 2020, whereby BPGIC III leases the Phase III Land.

“Port of Fujairah” or “Port” means the port of Fujairah.

“Refinery Agreement” means the agreement by and between BPGIC and BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 b/d to be located at the BPGIC Terminal.

“Refinery Operations Agreement” means a sublease agreement and joint venture agreement to be entered by and between BPGIC and BIA to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery.

“SAA” means S A A Trading Refined Oil Products Abroad.

“SAA Storage Agreement” means the Commercial Storage Agreement between BPGIC and SAA dated February 14, 2021.

“Sahara” means Sahara Energy Resources DMCC, a company incorporated under the laws of the United Arab Emirates.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Management” and “Senior Managers” refer to those persons named as officers in “Item 6.A Directors, Senior Management and Employees — Directors and Executive Officers”.

“Special Resolution” means a resolution passed by the affirmative vote of a majority of at least two-thirds of the shareholders of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting, of which notice specifying the intention to propose the resolution as a “special resolution” has been duly given.

-viii-

“Storage Customers” means, collectively, A&T, Synergy, Jaykay, SAA, NuFuel and Valor.

“Strait of Hormuz” means the strait of Hormuz.

“Super Major” means Totsa Total Oil Trading SA.

“Super Major Agreement” means the six month agreement, by and between BPGIC and the Super Major to lease 129,000 m3 of storage capacity of the Phase I facility, which was terminated in November 2020.

“Synergy” means Synergy Petrochem L.L.C.

“Synergy Storage Agreement” means the commercial storage agreement between BPGIC and Synergy dated November 11, 2020.

“Twelve Seas” means Twelve Seas Investment Company (now known as BPGIC International), a Cayman Islands exempted company.

“Twelve Seas Sponsor” means Twelve Seas Sponsors I LLC, a Delaware limited liability company.

“US,” “U.S.” or “United States” means the United States of America.

“U.S. GAAP” means United States generally accepted accounting principles.

“UAE” means the United Arab Emirates.

“Valor” means Valor International FZC.

“Valor Storage Agreement” means the Commercial Storage Agreement between BPGIC and Valor dated March 30, 2021.

“VLCC” means very large crude carrier.

“Warrants” means the warrants to purchase one Ordinary Share of the Company at an exercise price of $11.50 per Ordinary Share.

“Warrant Agreement” means the agreement signed on June 19, 2018 and the amended agreement signed on December 20, 2019.

-ix-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The Company was formed solely to effectuate the Business Combination and to hold BPGIC. Following and as a result of the Business Combination, all of the Company’s business is currently conducted through BPGIC and once phase III is ready through BPGIC and BPGIC III. The financial statements of the Company, BPGIC, BPGIC III, BPGIC Management and BPGIC International have been prepared in United States dollars, and in accordance with IFRS, which differ in certain respects from the principles that would have been followed had such financial statements been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and related notes, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects”. Our historical results are not necessarily indicative of the results that may be expected in the future.

Selected Financial Information

	2020	2019	2018	2017
	$	(Restated)$	$	$

Revenue	41,831,537	44,085,374	35,839,268	89,593
Direct costs	(12,944,760)	(10,202,465)	(9,607,360)	(2,295,809)
GROSS PROFIT (LOSS)	28,886,777	33,882,909	26,231,908	(2,206,216)
Listing expenses	-	(101,773,877)	-	-
General and administrative expenses	(6,456,884)	(2,608,984)	(2,029,260)	(574,266)
Finance costs	(8,306,150)	(5,730,535)	(6,951,923)	(966,926)
Change in estimated fair value of derivative warrant liabilities	2,547,542	1,273,740	-	-
Changes in fair value of derivative financial instruments	(340,504)	(328,176)	(1,190,073)	-
Other Income	828,332	-	-	-
PROFIT (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	17,159,113	(75,284,923)	16,060,652	(3,747,408)
(Loss) / Earnings per share
-Basic and diluted	0.19	(0.94)	0.20	(0.05)

Selected Non-IFRS Financial Data
Adjusted EBITDA(1)	29,057,248	37,059,670	29,918,711	(2,087,954)
Adjusted EBITDA Margin(1)	69.46	84.06	83.48	-

(1)	See “— Non-IFRS Financial Measures” for how we define and calculate Adjusted EBITDA and Adjusted EBITDA Margin, a reconciliation of these non-IFRS measures to their most directly comparable IFRS measures, and a discussion of the limitations of these non-IFRS financial measures.

Balance Sheet Data

	2020	2019	2018
		(Restated) $	$

ASSETS
Non-current assets	392,221,590	284,893,352	197,629,114
Current assets	40,401,956	22,359,108	2,307,518
TOTAL ASSETS	432,623,546	307,252,460	199,936,632
Equity	128,618,677	109,416,415	60,977,933
Non-current liabilities	260,218,070	102,799,150	28,115,068
Current liabilities	43,786,799	95,036,895	110,843,631
TOTAL EQUITY AND LIABILITIES	432,623,546	307,252,460	199,936,632

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Company involves a high degree of risk. Before deciding whether to invest in our Company, you should consider carefully the risks described below, together with all of the other information set forth in this Report, including the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in this Report are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Company if you can bear the risk of loss of your entire investment.

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, financial condition, results of operations and cash flow.

Risks Related to BPGIC

●	We have a limited operating history.

●	BPGIC is currently reliant on BIA and the Company’s storage customers for the majority of its revenues.

●	The Phase I users’ usage of our ancillary services has an impact on our profitability.

●	In the event that the Commercial Storage Agreements or the Phase I Customer Agreement expire or otherwise terminate, we may have difficulty locating replacements due to competition.

●	We may be subject to significant risks and expenses in connection with the construction of Phase II.

●	We will become reliant on BIA for all of our BIA Refinery revenues, all of our Phase II revenues, and a substantial majority of our total revenues.

●	The scarcity of available land in the Fujairah oil zone region could limit our ability to expand our facilities in Fujairah beyond Phase III.

●	Accidents involving the handling of oil products at the BPGIC Terminal could disrupt our business operations and/or subject us to environmental and other liabilities.

●	The BIA Refinery will face operating hazards, which could expose us to potentially significant liability costs.

●	When the BIA Refinery is completed, our financial results will be affected by volatile refining margins.

●	Our competitive position and prospects depend on the expertise and experience of our Senior Management.

●	In connection with the preparation of our financial statements, two material weaknesses in our internal control over financial reporting were identified.

●	We are subject to a wide variety of regulations.

●	Any material reduction in the quality or availability of the Port of Fujairah’s facilities could have a material adverse effect on us.

●	BPGIC is subject to restrictive covenants in the Bond Financing Facility.

●	The fixed cost nature of our operations could result in lower profit margins if certain costs were to increase and we are unable to offset such costs.

●	We are dependent on our IT and operational systems, which may fail or be subject to disruption.

●	Beyond Phase II, expansion of our business may require substantial capital investment.

Risks Related to the Company’s Structure and Capitalization

●	We may not pay cash dividends in the foreseeable future.

●	The escrow release provisions of the Escrow Agreement may affect management decisions and incentives.

●	We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares.

●	Fluctuation of the exercise price of our Warrants could result in material dilution of our then existing shareholders.

●	Because we are a Cayman Islands exempted company, you could have less protection of your shareholder rights than you would under U.S. law.

●	Provisions of our Amended and Restated Memorandum and Articles of Association may inhibit a takeover of the Company.

●	As a “foreign private issuer” and an “emerging growth company,” we are subject to certain reduced reporting requirements and other exemptions, which limits the information you might otherwise receive and could make our Ordinary Shares less attractive to investors.

●	Our controlling shareholder has substantial influence over us.

Risks Related to Doing Business in Countries in Which the Company Operates

●	We are subject to political and economic conditions in Fujairah, the UAE, and the region in which we operate.

●	Our business operations could be adversely affected by terrorist attacks, natural disasters or other catastrophic events beyond our control.

●	Climate change-related legislation or regulations could result in increased operating and capital costs and reduced demand for our storage services.

●	We may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to our business.

●	We could be adversely affected by violations of anti-corruption laws or economic sanctions programs.

●	Tax liabilities associated with indirect taxes on the oil products we service could result in losses.

●	Changes to VAT law in the UAE may have an adverse effect on us.

●	Our business may be adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

●	Our business may be materially adversely affected by unlawful or arbitrary governmental action.

●	Legal and regulatory systems may create an uncertain environment for investment and business activities.

●	The grant and future exercise of registration rights, or sales of a substantial number of our securities in the public market, could adversely affect the market price of our Ordinary Shares.

●	NASDAQ may delist our securities.

General Risk Factors

●	Fluctuations in our operating results, quarter-to-quarter earnings and other factors, may result in significant decreases in the price of our securities.

●	The market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	The price of our Ordinary Shares may be volatile.

●	Reports published by analysts could adversely affect the price and trading volume of our Ordinary Shares.

Risks Related to BPGIC

The Company has a limited operating history, which makes it particularly difficult for a potential investor to evaluate the Company’s financial performance and predict its future prospects.

BPGIC commenced operations of Phase I in late Fourth Quarter 2017 and began operating it at full capacity on April 1, 2018. As a result, although the Company’s Senior Management and site teams have up to 30 years of relevant international and industry experience, the Company has only limited operating results to demonstrate its ability to operate its business on which a potential investor may rely to evaluate the Company’s business and prospects. Accordingly, the financial information included in this Report may be of limited use in assessing the Company’s business. The Company is also subject to the business risks and uncertainties associated with any new business, including the risk that it will not achieve its operating objectives and business strategy. The Company’s limited operating history increases the risks and uncertainties that potential investors face in making an investment in our securities and the lack of historic information may make it particularly difficult for a potential investor to evaluate the Company’s financial performance and forecast reliable long-term trends.

BPGIC is currently reliant on BIA and the Company’s storage customers for the majority of its revenues and any material non-payment or non-performance by BIA would have a material adverse effect on the Company’s business, financial condition and results of operations.

Phase I of the BPGIC Terminal consists of 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure. On December 12, 2017, BPGIC entered into the Phase I End User Agreement, a five-year lease and service agreement with the Initial Phase I End User. BPGIC’s revenues historically depended solely on the fees it received pursuant to the Phase I End User Agreement which were comprised of (i) a monthly fixed fee to lease BPGIC’s Phase I storage capacity (regardless of whether the Initial Phase I End User used any storage capacity) and (ii) monthly variable fees based on the Initial Phase I End User’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers.

In August 2019, with the approval of the Initial Phase I End User, BPGIC restructured its relationship with the Initial Phase I End User by entering into the Phase I Customer Agreement, a four-year lease and offtake agreement with BIA, for the Phase I facility. After entering the Phase I Customer Agreement, BIA assumed BPGIC’s rights and obligations under the Phase I End User Agreement. Subsequently, in April and May 2020, BIA agreed to release an aggregate of 129,000 m3 of the Phase I capacity back to BPGIC, until November 8, 2020, subject to extension of the term for an additional six months upon the mutual agreement of the parties. On November 1, 2020, the parties mutually agreed to such extension of the term for an additional six months. On December 1, 2020 and December 7, 2020, BIA agreed to release additional 43,000 m3 and 61,072 m3, respectively, of the Phase I capacity back to BPGIC for respective six-month periods ending in June 2021, in each case, subject to extension for an additional six months upon the mutual agreement of the parties. On December 9, 2020, February 8, 2021 and February 10, 2021, BIA agreed to release additional 41,563 m3, 41,563 m3 and 83,126 m3, respectively, of the Phase I capacity back to BPGIC for respective six-month periods ending in June 2021 and August 2021, as applicable, in each case, subject to extension for an additional six months upon the mutual agreement of the parties. As such, as of the date of this Report, BIA has released Phase I’s total capacity of 0.399 million m3 back to BPGIC. BPGIC currently leases this capacity to the existing Storage Customers.

Accordingly, a majority of the BPGIC’s revenues for the immediate future are expected to consist of (i) the fees it receives from storage customers and (ii) the fees it receives pursuant to the Phase I Customer Agreement.

The terms of the Phase I Customer Agreement allow BIA to sublease, subject to BPGIC’s prior approval, the use of Phase I’s facilities. However, BIA still retains the obligation to pay any outstanding amounts due, including if a sublessee were to fail to make any payments owed to it. There can be no assurance that in the event of a non-payment by one or more of the Phase I end users of amounts owed to BIA, that BIA would honor its obligation to pay any outstanding amounts due to BPGIC.

We are susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of COVID-19. Governments in affected countries, including the UAE, have imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak. Though our oil storage and services operations have not been significantly impacted by the COVID-19 pandemic, the activities of our executives and corporate staff have been, and may continue to be, disrupted and delayed. Many of the vendors and professionals with whom we work have also experienced disruptions. Our executives and corporate staff have been, and may continue to be, focused on mitigating the effects of COVID-19, which may delay other value-add initiatives.

In particular, COVID-19 has resulted in, and may continue to result in, a delay in negotiations with counterparties, including BIA with respect to the BIA Refinery, that could be material to our business. Further, we and our contractors have been, and may continue to be, delayed or unable to procure essential equipment, supplies or materials for the construction of Phase II in adequate quantities and at acceptable prices.

In addition, the COVID-19 pandemic has significantly increased economic uncertainty. It is likely that the current outbreak or continued spread of COVID-19 has or will cause an economic slowdown, and it is possible that it could cause a global recession. Such adverse impact on the global economy may negatively impact the availability of debt and equity financing on commercially reasonable terms, which, in turn, may adversely affect our ability to successfully execute our business strategies and initiatives, such as the funding of capital expenditures.

The extent, if any, to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus.

The Phase I users’ usage of the Company’s ancillary services has an impact on the Company’s profitability. The demand for such ancillary services can be influenced by a number of factors including current or expected prices and market demand for refined petroleum products, each of which can be volatile.

With respect to the Phase I Customer Agreement and the Commercial Storage Agreements currently in effect, the total monthly storage fees are fixed and the total monthly fees for the Company’s ancillary services are subject to variation based on the customers’ usage of the Company’s ancillary services. The Company expects its revenue from the ancillary services offered in Phase I to vary based on the orders received from the Storage Customers and that BIA receives from its end users. The needs of the Storage Customers’ and the Phase I end users’ customers, and consequently, the Storage Customers’ and BIA’s usage of the Company’s ancillary services, tend to vary based on a number of factors including current or expected refined petroleum product prices and trading activity. Factors that could lead to a decrease in the demand for the Company’s ancillary services include:

●	changes in expectations for future prices of refined petroleum products;

●	the level of worldwide oil and gas production and any disruption of those supplies;

●	a decline in global trade volumes, economic growth, or access to markets;

●	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and diesel; and

●	changes to applicable regulations or new regulations affecting the refined petroleum products serviced by the Company.

Any of the factors referred to above, either alone or in combination, may result in the Storage Customers’ and/or the Phase I end users’ reduced usage of the Company’s ancillary services, which would ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.

In the event that the Commercial Storage Agreements or the Phase I Customer Agreement expire or otherwise terminate, the Company may have difficulty locating replacements due to competition with other oil storage companies in the Port of Fujairah and at other ports.

In November 2020, the Super Major Agreement was not renewed by mutual agreement. On January 15, 2021, the Synergy Storage Agreement was ended. The Commercial Storage Agreements currently in effect have terms ranging from two months to six months, subject to renewals for an additional term ranging from two months to six months. There can be no assurance that any of the Commercial Storage Agreements currently in effect will be renewed or that any of such agreements will not be terminated prior to expiration of its term or that we will find adequate replacements upon non-renewal or earlier termination of such agreements.

The Company may have to compete with other oil storage companies in the Port of Fujairah to secure a third party to contract for the Company’s services in the event that any of the Commercial Storage Agreements currently in effect or the Phase I Customer Agreement expire or otherwise terminate. Such third parties may not only consider competitors in the Port of Fujairah but may also consider companies located at other ports. Although the Company believes that it has a best-in-class technically designed terminal in Fujairah and there is a scarcity of land in Fujairah available for expansion by competitors, the Company’s ability to compete could be harmed by factors it cannot control, including:

●	the Company’s competitors’ construction of new assets or conversion of existing terminals in a manner that would result in more intense competition in the Port of Fujairah;

●	the Company’s competitors, which currently provide services to their own businesses (i.e., captive storage), seeking to provide their services to third parties, including third-party oil companies and oil traders;

●	the Company’s competitors making significant investments to upgrade or convert their facilities in a manner that, while limiting their capacity in the short term, would eventually enable them to meet or exceed the Company’s capabilities;

●	the perception that another company or port may provide better service; and

●	the availability of alternative heating and blending facilities located closer to users’ operations.

Any combination of these factors could result in third parties entering into long-term contracts to utilize the services of the Company’s competitors instead of the Company’s services, or the Company being required to lower its prices or increase its costs to attract such parties or retain its existing customers, either of which could adversely affect the Company’s business, financial condition and results of operations.

In addition, in the event that BIA’s agreements with its sublessees expire or otherwise terminate, BIA would have similar risks and may face similar difficulties locating replacements for its sublessees. If BIA is unable to contract with new end users, or the new end users do not use ancillary services to the same extent as the existing sublessees, the ancillary services used by BIA would be reduced and BIA’s ability to satisfy its payment obligations to the Company under the Phase I Customer Agreement would be impaired, each of which could adversely affect the Company’s business, financial condition and results of operations.

The Company may be subject to significant risks and expenses when constructing Phase II, which could adversely affect the Company’s business, financial condition and results of operations.

The construction of Phase II, the second phase of the terminal that the Company is developing on the Phase I & II Land, is subject to a number of risks, including:

●	delays by the Phase II contractor, Audex, in constructing Phase II;

●	a shortage of building materials, equipment or labor;

●	poor performance in project execution on the part of Audex;

●	difficulty procuring supplies and arranging global shipping due to COVID-19 lockdowns;

●	COVID-19 cases among construction labor;

●	default by or financial difficulties faced by Audex or other third-party service and goods providers or failure by Audex or other providers to meet their contractual obligations;

●	the Company’s inability to find a suitable replacement contractor in the event of a default by Audex; and

●	cost overruns that require the Company to obtain additional financing in which case there can be no assurance such additional financing would be available at all or upon commercially acceptable terms.

Any of the factors referred to above, either alone or in combination, could materially delay the completion of Phase II or materially increase the costs associated with the construction of Phase II, and therefore materially adversely affect the Company’s future financial condition. Any failure to complete construction according to specifications may also result in liabilities, reduced efficiency and lower financial returns than anticipated, which may result in the Company having to enter into restructuring negotiations with its creditors. Delays in one part of Phase II may cause delays to other parts and to the overall Phase II completion timetable.

The Company will become reliant on BIA for all of its BIA Refinery revenues, and the termination of the Refinery Agreement would have a material adverse effect on the Company’s business, financial condition and results of operations.

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development discussions to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement with BIA, which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 b/d. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until the Second Quarter of 2021. As illustrated by the discontinuance of the prior agreement with Sahara, there can be no assurance that BPGIC and BIA will be able to reach agreement on the terms of a sublease and a joint venture agreement to govern the location, construction and operation of the BIA Refinery.

Upon completion of the BIA Refinery, the Company will become reliant on BIA for another significant portion of its revenues. If the Refinery Agreement is terminated, there can be no assurance that the Company will be able to find a new partner to install a modular refinery at the BPGIC Terminal, or enter into a comparable agreement to provide refinery, storage and ancillary services at comparable or more favorable pricing and/or terms. Additionally, the Company may incur substantial cost if it suffers delays in locating a third party or if modifications or installation of a new refinery are required by a new agreement. The occurrence of any one or more of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company will become reliant on BIA for all of its Phase II revenues, and the termination of the Phase II Customer Agreement and the failure to find a replacement for BIA would have a material adverse effect on the Company’s business, financial condition and results of operations.

In connection with Phase II, BPGIC entered into the Phase II End User Agreement, a five-year lease and service agreement with the Phase II End User, an international commodities trading company, which extends automatically for an additional five years unless either party delivers to the other party a written termination notice not less than six months prior to the expiration date of the agreement. Pursuant to the Phase II End User Agreement, the Phase II End User has agreed to lease all eight oil storage tanks in Phase II once Phase II becomes operational, which is expected to occur in the Third Quarter of 2021.

In September 2019, with the approval of the Phase II End User, BPGIC restructured its relationship with the Phase II End User by entering into the Phase II Customer Agreement, a five-year lease and offtake agreement for the Phase II facility with BIA. In connection with the Phase II Customer Agreement, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement.

When Phase II becomes operational, the Company will become reliant on BIA for another significant portion of its revenues. In the event that insolvency proceedings are commenced against BIA, BPGIC would have the option to terminate the Phase II Customer Agreement. Upon the termination of the Phase II Customer Agreement, BPGIC would be able to enter into lease and service agreements with one or more third parties. However, in that event, there can be no assurance that BPGIC would be able to locate one or more third parties to enter into lease and service agreements with BPGIC and/or that BPGIC would be able to obtain agreements for a comparable amount of utilization of Phase II’s oil storage and ancillary services at comparable or more favorable pricing and/or terms. Additionally, BPGIC may incur substantial costs if it suffers delays in locating a third party or if modifications to Phase II are required by a new agreement. The occurrence of any one or more of these events would have a material adverse effect on the Company’s business, financial condition and results of operations.

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

The scarcity of available land in the Fujairah oil zone region could subject the Company to competition for additional land, unfavorable lease terms for that land and limit the Company’s ability to expand its facilities in Fujairah beyond Phase III.

BPGIC entered into the Phase III Land Lease, a land lease agreement, dated as of February 2, 2020, by and between BPGIC and FOIZ, to lease the Phase III Land, for an additional plot of land that has a total area of approximately 450,000 m2. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The Company intends to use the relevant land to expand its crude oil storage and service and refinery capacity.

However, all land in the Fujairah oil zone region is owned and controlled by FOIZ. The Fujairah oil zone region currently has limited available land to lease. As a result, the Company’s ability to further expand its facilities if it wishes to expand in Fujairah beyond Phase III is limited. This could subject the Company to enhanced competition both in terms of price and lease terms for any land that becomes available to lease.

If the Company is able to lease additional land, there can be no assurance that it would be able to do so on terms that are as favorable as or more favorable than the terms of the Phase I & II Land Lease or the Phase III Land Lease, or that would allow the Company to use the land as intended. The Company’s inability to secure new land from FOIZ in the Fujairah oil zone region could substantially impair the Company’s regional growth prospects in Fujairah beyond Phase III, leading to fewer remaining options for its expansion in Fujairah, other than the acquisition of an existing third-party owned oil storage terminal in Fujairah.

Accidents involving the handling of oil products at the BPGIC Terminal could disrupt the Company’s business operations and/or subject it to environmental and other liabilities.

Accidents in the handling of oil products (hazardous or otherwise) at the BPGIC Terminal could disrupt the Company’s business operations during any repair or clean-up period, which could negatively affect its business operations. The BPGIC Terminal was designed to minimize the risk of oil leakage and has state-of-the-art control facilities. In addition, pursuant to the Fujairah Municipality environmental regulations, BPGIC installed impermeable lining over the ground soil throughout its tank farm area in the Phase I & II Land and any other area where oil leakage could occur and potentially reach the ground soil. The Company intends to take similar steps to minimize the risk of oil leakage in connection with Phase III. Nevertheless, there is a risk that oil leakages or fires could occur at the terminal and, in the event of an oil leakage, there can be no assurance that the installed lining will prevent any oil products from reaching the ground soil. Although the Company believes that it has adequate insurance in place to insure against the occurrence of any of the foregoing events, any such leakages or fires could disrupt terminal operations and result in material remediation costs. Any such damage or contamination could reduce gross throughput and/or subject the Company to liability in connection with environmental damage, any or all of which could have a material adverse effect on its business, financial condition and results of operations.

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

Although we intend to maintain insurance policies, including personal and property damage and business interruption insurance for each of our facilities, we cannot assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or significant interruption of operations.

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

When the BIA Refinery is operational, our financial results will be affected by the relationship, or margin, between refined petroleum product prices and the prices for crude oil and other feedstocks to the extent decreases in refining margins reduce BIA’s use of the BIA Refinery and our ancillary services. Historically, refining margins have been volatile, and we believe they will continue to be volatile in the future. BIA’s costs to acquire feedstocks and the price at which it can ultimately sell refined petroleum products depend upon several factors beyond its, and our, control, including regional and global supply of and demand for crude oil, gasoline, diesel, and other feedstocks and refined petroleum products. These in turn depend on, among other things, the availability and quantity of imports, production levels, levels of refined petroleum product inventories, productivity and growth (or the lack thereof) of global economies, international relations, political affairs, and the extent of governmental regulation. Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have longer-term effects. The longer-term effects of these and other factors on refining and marketing margins are uncertain. Decreased refining margins could have a significant effect on the extent to which BIA uses the BIA Refinery and our ancillary services which, in turn, could have a significant effect on our financial results.

Our competitive position and prospects depend on the expertise and experience of Senior Management and our ability to continue to attract, retain and motivate qualified personnel.

Our business is dependent on retaining the services of, or in due course promptly obtaining equally qualified replacements for Senior Management. Competition in the UAE for personnel with relevant expertise is intense and it could lead to challenges in locating qualified individuals with suitable practical experience in the oil storage industry. Although the Company has employment agreements with all of the members of Senior Management, the retention of their services cannot be guaranteed. Should they decide to leave the Company, it may be difficult to replace them promptly with other managers of sufficient expertise and experience or at all. To mitigate this risk, the Company intends to enter into long-term incentive plans with members of Senior Management in due course. In the event of any increase in the levels of competition in the oil storage industry or general price levels in the Fujairah region, the Company may experience challenges in retaining members of the Senior Management team or recruiting replacements with the appropriate skills. Should the Company lose any of the members of Senior Management without prompt and equivalent replacement or if the Company is otherwise unable to attract or retain such qualified personnel for the Company’s requirements, this could have a material adverse effect on the Company’s business, financial condition and results of operations. For more information regarding Senior Management, see “Item 6.A Directors, Senior Management and Employees — Directors and Executive Officers”.

In connection with the preparation of the Company’s consolidated financial statements as of and for the years ended December 31, 2017, 2018, 2019 and 2020, the Company and its independent registered public accounting firm identified two material weaknesses in the Company’s internal control over financial reporting, one related to lack of sufficient skilled personnel and one related to lack of sufficient entity level and financial reporting policies and procedures.

Prior to the consummation of the Business Combination, the Company was neither a publicly listed company, nor an affiliate or a consolidated subsidiary of, a publicly listed company, and it has had limited accounting personnel and other resources with which to address its internal controls and procedures. Effective internal control over financial reporting is necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

In connection with the preparation and external audit of the Company’s financial statements as of and for the years ended December 31, 2017, 2018, 2019 and 2020, the Company and our auditors, noted material weaknesses in the Company’s internal control over financial reporting. The SEC defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were (i) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (ii) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. During the year 2020, the Company took the steps below to minimize the effects of both these material weaknesses:

●	The Company appointed a new chief financial officer and other finance personnel with relevant public reporting experience and also conducted trainings for new employees with respect to IFRS and SEC reporting requirements; and

●	The Company appointed a third party consultant to prepare the processes of financial reporting and help the Company to implement them, and the consultant is in the final stages of finalizing the processes.

In this regard, the Company has, and will need to continue to, dedicate internal resources, recruit more personnel with public reporting experience, potentially engage additional outside consultants and adopt a detailed work plan to assess and document the adequacy of its internal control over financial reporting. This has, and may continue to, include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

The Company’s auditors did not undertake an audit of the effectiveness of its internal control over financial reporting. The Company’s independent registered public accounting firm will not be required to report on the effectiveness of the Company’s internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the Company’s first Annual Report on Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the Company’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act. The process of assessing the effectiveness of the Company’s internal control over financial reporting may require the investment of substantial time and resources, including by members of the Company’s senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, the Company cannot predict the outcome of this determination and whether the Company will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years the Company is unable to assert that the Company’s internal control over financial reporting is effective, or if the Company’s auditors express an opinion that the Company’s internal control over financial reporting is ineffective, the Company could lose investor confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of the Company’s securities.

For more information regarding our controls and procedures, see “Item 15. Controls and Procedures”.

The Company has hired new management personnel and has implemented a number of corporate governance and financial reporting procedures and other policies, processes, systems and controls which have a limited operating history. The effectiveness of these policies, processes systems and controls are impaired by material weaknesses related to lack of sufficient skilled personnel and lack of sufficient entity level and financial reporting policies and procedures.

The Company has hired new management personnel, including a new chief financial officer, and implemented a number of corporate governance and financial reporting procedures and other policies, processes, systems and controls to comply with the requirements for a foreign private issuer on NASDAQ. The Company does not have a long track record on which it can assess the performance and effectiveness of these policies, processes, systems and controls or the analysis of their outputs.

The Company and its independent registered public accounting firm have identified two material weaknesses in internal control over financial reporting related to lack of sufficient skilled personnel and lack of sufficient entity level and financial reporting policies and procedures. Any material inadequacies, weaknesses or failures in the Company’s policies, processes, systems and controls could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

If the Company is unable to make acquisitions on economically acceptable terms, its future growth would be limited, and any acquisitions it makes could adversely affect its business, financial condition and results of operations.

As discussed further in “Item 4.B Business Overview — Strategy”, one of the Company’s medium to long-term strategies is to potentially grow its business through the acquisition and development of oil storage terminals globally. The Company’s strategy to grow its business is dependent on its ability to make acquisitions that improve its financial condition. If the Company is unable to make acquisitions from third parties because it is unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, it is unable to obtain financing for these acquisitions on economically acceptable terms or it is outbid by competitors, its future growth will be limited. Furthermore, even if the Company consummates acquisitions that it believes will be accretive, they may in fact harm its business, financial condition and results of operations. Any acquisition involves potential risks, some of which are beyond the Company’s control, including, among other things:

●	inaccurate assumptions about revenues and costs, including synergies;

●	an inability to successfully integrate the various business functions of the businesses the Company acquires;

●	an inability to hire, train or retain qualified personnel to manage and operate the Company’s business and newly acquired assets;

●	an inability to comply with current or future applicable regulatory requirements;

●	the assumption of unknown liabilities;

●	limitations on rights to indemnity from the seller;

●	inaccurate assumptions about the overall costs of equity or debt;

●	the diversion of management’s attention from other business concerns;

●	unforeseen difficulties operating in new product areas or new geographic areas; and

●	customer or key employee losses at the acquired businesses.

If the Company consummates any future acquisitions, its business, financial condition and results of operations may change significantly, and holders of the Company’s securities may not have the opportunity to evaluate the economic, financial and other relevant information that the Company will consider in making such acquisitions.

The Company is subject to a wide variety of regulations and may face substantial liability if it fails to comply with existing or future regulations applicable to its businesses or obtain necessary permits and licenses pursuant to such regulations.

The Company’s operations are subject to extensive international, national and local laws and regulations governing, among other things, the loading, unloading and storage of hazardous materials, environmental protection and health and safety. The Company’s ability to operate its business is contingent on its ability to comply with these laws and regulations and to obtain, maintain and renew as necessary related approvals, permits and licenses from governmental agencies and authorities in Fujairah and the UAE. Because of the complexities involved in ensuring compliance with different and sometimes inconsistent national and international regulatory regimes, the Company cannot assure investors that it will remain in compliance with all of the regulatory and licensing requirements imposed on it by each relevant jurisdiction. The Company’s failure to comply with all applicable regulations and obtain and maintain requisite certifications, approvals, permits and licenses, whether intentional or unintentional, could lead to substantial penalties, including criminal or administrative penalties or other punitive measures, result in revocation of its licenses and/or increased regulatory scrutiny, impair its reputation, subject it to liability for damages, or invalidate or increase the cost of the insurance that it maintains for its business. Additionally, the Company’s failure to comply with regulations that affect its staff, such as health and safety regulations, could affect its ability to attract and retain staff. The Company could also incur civil liabilities such as abatement and compensation for loss in amounts in excess of, or that are not covered by, its insurance. For the most serious violations, the Company could also be forced to suspend operations until it obtains such approvals, certifications, permits or licenses or otherwise brings its operations into compliance.

In addition, changes to existing regulations or tariffs or the introduction of new regulations or licensing requirements are beyond the Company’s control and may be influenced by political or commercial considerations not aligned with the Company’s interests. Any such changes to regulations, tariffs or licensing requirements could adversely affect the Company’s business by reducing its revenue, increasing its operating costs or both and the Company may be unable to mitigate the impact of such changes.

Finally, any expansion of the scope of the regulations governing the Company’s environmental obligations, in particular, would likely involve substantial additional costs, including costs relating to maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of the Company’s ability to address environmental incidents or external threats. If the Company is unable to control the costs involved in complying with these and other laws and regulations, or pass the impact of these costs on to users through pricing, the Company’s business, financial condition and results of operations could be adversely affected.

Any material reduction in the quality or availability of the Port of Fujairah’s facilities could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is dependent on the Port of Fujairah to operate and maintain the Port’s facilities at an appropriate standard and the Company is dependent on such facilities, including the berths, the VLCC jetty and the associated pipelines, to operate its business. Any interruptions or reduction in the capabilities or availability of these facilities would result in reduced volumes being transported through the BPGIC Terminal. Reductions of this nature are beyond the Company’s control. If the utilization or the costs to the Company or users to deliver oil products through these facilities were to significantly increase, the Company’s profitability could be reduced. The Port of Fujairah’s facilities are subject to deterioration or damage, due to potential declines in the physical condition of its facilities and ship collisions, among other things. Any failure of the Port of Fujairah to carry out necessary repairs, maintenance and expansions of its facilities and any resulting interruptions for access to its facilities could adversely affect the Company’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to the Company’s operations, in part or in whole, may subject the Company to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could have a material adverse effect on its business, financial condition and results of operations.

BPGIC is subject to restrictive covenants in the Bond Financing Facility that may limit its operating flexibility and, if it defaults under its covenants, it may not be able to meet its payment obligations.

BPGIC entered into the Bond Financing Facility of $200.00 million to repay the Phase I Financing Facilities, fund capital projects for Phase II, repay the promissory note payable to Early Bird Capital, pre-fund the Liquidity Account and for general corporate purposes. The proceeds of the bonds were drawn down during November 2020 and outstanding term loans were fully settled. The Bond Financing Facility contains covenants limiting BPGIC’s ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions on or redeem or repurchase ordinary shares.

The Bond Financing Facility contains covenants requiring BPGIC (including its subsidiaries) and the Company to maintain the following covenants:

1. Financial Covenants

i.	Minimum Liquidity: Maintain $8.5 million in the Liquidity Account.

ii.	Leverage Ratio: Not to exceed: (A) 5.5x at December 31, 2020; (B) 3.5x at December 31, 2021; and (C) 3.0x anytime thereafter.

iii.	Working Capital: Maintain a positive working capital.

iv.	Brooge Energy Limited to maintain a minimum equity ratio of 25%.

2. Account Maintenance Covenants

i.	BPGIC to maintain a Construction Funding Account.

ii.	BPGIC to maintain Debt Service Retention Account.

iii.	BPGIC to maintain Liquidity Account.

3. Other Covenants

i.	BPGIC is subject to the following restrictions on distributions:

	a.	no distributions for one year from the Phase II facility completion date.

	b.	distributions cannot exceed in the aggregate 50% of BPGIC’s net profit after tax based on the audited annual financial statements for the previous financial year.

	c.	any distribution shall only be released out of BPGIC and its subsidiaries in the form of a group company loan to the Phase III company.

	d.	BPGIC must be in compliance with the financial covenants (on the last reporting date).

	e.	no event of default is continuing or would arise from such distribution.

ii.	BPGIC (including its subsidiaries) cannot invest and/or undertake any capital expenditure obligation that exceeds an aggregate of $10.0 million during the term of the Bond Financing Facility, except for the remaining capital expenditure obligation under the construction contract for Phase II, any maintenance capital expenditure and/or enhancements relating to Phase I and/or Phase II in its ordinary course of business.

iii.	BPGIC, during construction of Phase II, upon the occurrence of a cost overrun:

	a.	must give written notice thereof to the Bond Trustee promptly after becoming aware of the cost overrun, and

	b.	promptly, and no later than 20 business days after becoming aware of the cost overrun, obtain additional cash funding in an amount not less than the amount of the cost overrun, in the form of new equity capital, intercompany loans or subordinated loans.

BPGIC’s ability to comply with these restrictions and covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If BPGIC is unable to comply with these restrictions and covenants, a significant portion of the indebtedness under the Bond Financing Facility may become immediately due and payable. BPGIC might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, BPGIC’s obligations under the Bond Financing Facility are secured by substantially all of BPGIC’s assets, and if BPGIC is unable to repay the indebtedness under the Bond Financing Facility, the Bond Trustee, on behalf of the bondholders, could seek to foreclose on such assets, which would adversely affect BPGIC’s business, financial condition and results of operations. The Bond Financing Facility also has cross-default provisions that apply to any other material indebtedness that BPGIC may have. For more information regarding the Bond Financing Facility, see “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Sources of Liquidity”.

The fixed cost nature of the Company’s operations could result in lower profit margins if certain costs were to increase and the Company was not able to offset such costs with sufficient increases in its storage or ancillary service fees or its customers’ utilization of the Company’s ancillary services.

The Company’s fixed costs for Phase I, Phase II and the BIA Refinery are, or will be, paid for with the fixed storage fees it receives or will receive, as the case may be, from BIA and the Company’s existing and future storage customers. The Company expects that a large portion of its future expenses related to the operation of the BPGIC Terminal will be relatively fixed because the costs for full-time employees, rent in connection with the Land Leases, maintenance, depreciation, utilities and insurance generally do not vary significantly with changes in users’ needs. However, the Company expects that its profit margins could change if its costs change.

In particular, if wages in the region’s oil storage industry were to increase, the Company may need to increase the levels of its employee compensation more rapidly than in the past to remain competitive or keep up with increases in general price levels or inflation in the UAE and in Fujairah. If wage costs were to increase at a greater rate than our customers’ utilization of the Company’s ancillary services, then such increased wage costs may reduce the Company’s profit margins.

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

BPGIC III expects that its fixed costs for Phase III will be paid for with the fixed storage fees it will receive from the Phase III customer(s). BPGIC III expects that a large portion of its future expenses related to the operation of Phase III will be relatively fixed because the costs for full-time employees, rent in connection with the Phase III Land Lease, maintenance, depreciation, utilities and insurance generally do not vary significantly with changes in users’ needs. However, as with its fixed costs for Phase I and Phase II, BPGIC III expects that its profit margins could change if its costs, in particular wage costs, change.

If the Company is unable to maintain its margins, it could have a material adverse effect on its business, financial condition and results of operations.

The Company is dependent on its IT and operational systems, which may fail or be subject to disruption.

The Company relies on the proper functioning of its information technology, including the information technology systems in the Company’s operation control room, databases, computer systems, telecommunication networks and other infrastructure in its day-to-day operations. The Company’s business continuity procedures and measures may not anticipate, prevent or mitigate a network failure or disruption and may not protect against an incident in the limited event that there is no alternative system or backed-up data in place. The nature of the Company’s operations and the variety of systems in place to support its business can also present challenges to the efficiency of its information technology networks. The Company’s systems are vulnerable to interruptions or damage from a number of factors, including power loss, network and telecommunications failures, data corruption, computer viruses, security breaches, natural disasters, theft, vandalism or other acts, although the BPGIC Terminal’s operational system has limited vulnerability to computer viruses or security breaches because the systems are fully isolated. The Company is reliant on third party vendors to supply and maintain much of its information technology. In particular, as is the case for many of the Company’s competitors, a significant percentage of its core operations currently use information and technology systems provided by ABB Group and Intelex Technologies, Inc., which the Company relies on for related support and upgrades. The Company may experience delay or failure in finding a suitable replacement in the event that one or more of the third-party vendors ceases operations or becomes otherwise unable or unwilling to meet the Company’s needs.

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

Although the BPGIC Terminal, based on the nature of the Company’s business, is configured to keep its systems operational under abnormal conditions, including with respect to business processes and procedures, any failure or breakdown in these systems could interrupt the Company’s normal business operations and result in a significant slowdown in operational and management efficiency for the duration of such failure or breakdown. Any prolonged failure or breakdown could dramatically affect the Company’s ability to offer services to users, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Beyond Phase II, expansion of the Company’s business may require substantial capital investment, and the Company may not have sufficient capital to make future capital expenditures and other investments as it deems necessary or desirable.

The Company operates in a capital-intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the expansion of existing terminal facilities and the development and acquisition of new terminal facilities. The Company has several plans for expansion beyond Phase II, including Phase III, that may require significant capital investment. For example, the Company plans to establish an external connection to the local power grid in due course, which would provide the BPGIC Terminal with an additional source of power if necessary.

In addition, as discussed further in “Item 4B Business Overview — Strategy”, in 2020, BPGIC entered into the Phase III Land Lease to lease the Phase III Land on which it would build a new oil storage facility, and novated the Phase III Land Lease to BPGIC III. The Company has engaged MUC, the same advisor that designed the BPGIC Terminal, to create several proposals for the design of Phase III. If the Company decides to construct a new facility, it would require substantial capital investment, and the Company may not have sufficient capital to make the capital expenditures and other investments as it deems necessary or desirable.

To meet the financing requirements for such capital investments, the Company may have to utilize a combination of internally generated cash and external borrowings, including banking and capital markets transactions. The Company may also seek, in the event that further material expansion opportunities arise in the future, to obtain additional funding from the capital markets to further enhance its funding position. The Company’s ability to arrange external financing and the cost of such financing is dependent on numerous factors, including its future financial condition, the terms of any restrictive covenants under then existing credit facilities, general economic and capital market conditions, interest rates, credit availability from banks or other lenders, investor confidence in the Company, applicable provisions of tax and securities laws and political and economic conditions in any relevant jurisdiction. Moreover, the decline in global credit markets and reduced liquidity may affect the Company’s ability to secure financing on commercially reasonable terms, if at all. The Company cannot provide any assurance that it will be able to arrange any such external financing on commercially reasonable terms, if at all, and it may be required to secure any such financing with a lien over its assets or agree to contractual limitations on its business. If the Company is unable to generate or obtain funds sufficient to make necessary or desirable capital expenditure and other investments, it may be unable to grow its business, which may have a material adverse effect on its business, financial condition and results of operations.

Beyond Phase II, the aforementioned projects and the projects described herein, the Company may consider additional projects in the future, which would be subject to the same risks mentioned above.

Risks Related to the Company’s Structure and Capitalization

The value of your investment in the Company is subject to the significant risks affecting the Company and inherent in the industry in which the Company operates. You should carefully consider the risks and uncertainties described above and below and other information included in this Report. If any of the events described above or below occur, the Company’s business and financial results could be adversely affected in a material way. This could cause the trading price of the Company’s securities to decline, perhaps significantly, and you therefore may lose all or part of your investment.

The Company’s only significant asset is its ownership of BPGIC and BPGIC III and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable the Company to pay any dividends on its Ordinary Shares or satisfy other financial obligations.

The Company is a holding company and does not directly own any operating assets other than its ownership of interests in BPGIC and BPGIC III. The Company depends on BPGIC and BPGIC III for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, BPGIC and BPGIC III may not be sufficient to make distributions or pay dividends, pay expenses or satisfy the Company’s other financial obligations.

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

Under an Escrow Agreement dated as of May 10, 2019, by and among the Company, Continental, as escrow agent, and BPGIC Holdings (as amended, the “Seller Escrow Agreement”), up to 20,000,000 additional Ordinary Shares that were placed in escrow at Closing will be released to BPGIC Holdings in the event that the Company meets certain Annualized EBITDA (as defined in the Seller Escrow Agreement) or share price targets during the period commencing from the Closing until the end of the 20th fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing (the “Seller Escrow Period”). As a result, the Company’s management may focus on increasing the Annualized EBITDA of the Company and its subsidiaries for quarters within the Seller Escrow Period rather than on increasing net income during such quarters. Additionally, the share price target can be achieved at any time during the Seller Escrow Period, and the share price targets could be achieved early in the Seller Escrow Period which would trigger release of the escrow shares even if the share price fell later in the Seller Escrow Period. See “Item 10.C Material Contracts – Seller Escrow Agreement”.

The Company may or may not pay cash dividends in the foreseeable future.

Although the Company announced in the Fourth Quarter of 2019 that it intends to pay a $0.25 quarterly dividend to its public shareholders beginning in the First Quarter of 2020, the Company has not paid such dividend, and has not committed to pay a cash dividend on such terms and in such amount with respect to its Ordinary Shares, and the Company may not pay cash dividends with respect to its Ordinary Shares at all. In light of the economic impact of the COVID-19 pandemic, the Company’s board of directors subsequently determined that, notwithstanding its prior announcement, it was in the best interests of the Company as a precautionary measure and to prudently preserve cash, to delay issuance of dividends. No assurance can be given that the Company will ultimately pay any dividend to its shareholders. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company and will depend on, among other things, applicable law, regulations, restrictions, the Company’s results of operations, financial condition, cash requirements, contractual restrictions, the Company’s future projects and plans and other factors that the Company’s board of directors may deem relevant. In addition, the Company’s ability to pay dividends depends significantly on the extent to which it receives dividends from BPGIC and BPGIC III and there can be no assurance that BPGIC and/or BPGIC III will pay dividends. As a result, capital appreciation, if any, of the Company’s Ordinary Shares may be a shareholder’s sole source of gain for the foreseeable future.

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

Currently, there are outstanding a total of 21,228,900 Warrants each to purchase one Ordinary Share at an exercise price of $11.50. The price at which such Ordinary Shares may be purchased upon exercise of the Warrants may be adjusted in certain circumstances, including, but not limited to, when (i) the Company undertakes certain share capitalizations, share sub-divisions, rights offerings or other similar events, or (ii) the Company pays certain dividends or makes certain distributions in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares. These adjustments are intended to provide the investors in the Company’s Warrants with partial protection from the effects of actions that dilute their interests in the Company on a fully-exercised basis. In addition, the Company may, in its sole discretion, temporarily lower the exercise price of the Company’s Warrants provided it lowers the price for not less than 20 business days, provides at least 20 days prior notice to the registered holders of such Warrants and applies such decrease consistently to all Warrants. These provisions could result in substantial dilution to investors in the Company’s Ordinary Shares.

The Company is a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is different under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

The Company’s corporate affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Your rights as a shareholder and the fiduciary responsibilities of the Company’s directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

The Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any U.S. State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any U.S. State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. The Company understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You have limited ability to bring an action against the Company or against its directors and officers, or to enforce a judgment against the Company or them, because the Company is incorporated in the Cayman Islands, because the Company conducts all of its operations in the UAE and because all of the Company’s directors and officers reside outside the United States.

The Company is incorporated in the Cayman Islands and currently conducts all of its operations through its subsidiary, BPGIC, and once phase III is ready, will conduct all of its operations through its subsidiaries, BPGIC and BPGIC III, in the UAE. All of the Company’s assets are located outside the United States. The Company’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the UAE could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

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

Provisions in the Company’s Amended and Restated Memorandum and Articles of Association may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for the Company’s securities and could entrench management.

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

The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. The Company currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules promulgated thereunder with respect to their purchases and sales of the Company’s shares.

In addition, as a “foreign private issuer” whose securities are listed on NASDAQ, the Company is permitted to follow certain home-country corporate governance practices in lieu of certain NASDAQ requirements, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice. The Company currently follows some, but not all of the corporate governance requirements of NASDAQ. With respect to the corporate governance requirements of NASDAQ that the Company follows, the Company cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NASDAQ exemptions that would allow the Company to follow its home country practice.

The Company follows home country practice in lieu of NASDAQ corporate governance requirements with respect to the following NASDAQ requirements:

●	Executive Sessions. We are not required to and, in reliance on home country practice, we may not, comply with certain NASDAQ rules requiring the Company’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. The Company follows Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Nomination of Directors. The Company’s director nominees may not be selected or recommended for the board of director’s selection by either (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors, as required under NASDAQ rules. The Company follows Cayman Islands practice which does not require director nominations to be made or recommended solely by independent directors. Further, the Company does not have a formal written charter or board resolution addressing the director nominations process. The Company follows Cayman Islands practice which does not require the Company to have a formal written charter or board resolution addressing the director nominations process.

●	Proxy Statements. We are not required to and, in reliance on home country practice, we may not, comply with certain NASDAQ rules regarding the provision of proxy statements for general meetings of shareholders. The Company will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. The Company is not required to and, in reliance on home country practice, it does not intend to, comply with certain NASDAQ rules regarding shareholder approval for certain issuances of securities under NASDAQ Rule 5635. In accordance with the provisions of the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s board of directors is authorized to issue securities, including Ordinary Shares, preferred shares, warrants and convertible notes, without shareholder approval.

Such Cayman Islands home country practices may afford less protection to holders of the Company’s securities.

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

The Company is an “emerging growth company,” as defined in the JOBS Act and, for as long as it continues to be an emerging growth company, it may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies including, but not limited to: not being required to have its internal control over financial reporting audited by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act for a specified time period; reduced disclosure obligations regarding executive compensation in its periodic reports; and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and to obtain shareholder approval of any golden parachute payments not previously approved. The Company has taken, and may continue to take, advantage of some or all of such exemptions until such time as the Company is no longer an “emerging growth company”. The Company will cease to be an “emerging growth company” upon the earliest of: the first fiscal year following the fifth anniversary of its initial sale of common equity pursuant to a registration statement declared effective under the Securities Act; the first fiscal year after its annual gross revenue is $1.07 billion or more; the date on which it has, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or the date on which it is deemed to be a “large accelerated filer” as defined in the Exchange Act. To the extent the Company takes advantage of any of these reduced reporting burdens in its filings, the information that it provides to its security holders may be different than you might get from other public companies in which you hold securities. The Company cannot predict if investors find, or will find, its securities less attractive because of the Company’s reliance on these exemptions. If some investors find the Company’s securities less attractive as a result, there may be a less active trading market for the Company’s Ordinary Shares and its share price may be more volatile.

The Company’s controlling shareholder has substantial influence over the Company and its interests may not be aligned with the interests of the Company’s other shareholders.

BPGIC Holdings holds approximately 85.6% of the Company’s voting equity. Each of BPGIC Holdings, Nicolaas Paardenkooper as the Chief Executive Officer of BPGIC Holdings, BPGIC PLC and the majority shareholder of BPGIC PLC have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, BPGIC Holdings may take actions that are not in the best interests of the Company’s other shareholders. These actions may be taken in many cases even if they are opposed by the Company’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company.

Risks Related to Doing Business in Countries in Which the Company Operates

The Company is subject to political and economic conditions in Fujairah and the UAE.

All of the Company’s operations are located in the UAE. The Company’s operations in Fujairah are located near an area of strategic economic and military importance for the entire region. As such, the Company’s future business may be affected by the financial, political and general economic conditions prevailing from time to time in the region and the UAE.

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced slower economic growth in recent years, following the downturn experienced as a result of the global financial crisis in 2008 and the sharp decline in oil prices in recent years, which remain volatile and below historic highs. There can be no assurance that economic growth or performance in Fujairah or the UAE, in general, will be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of its Gulf Cooperation Council (“GCC”) neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, the Company’s business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations, including in respect of interest rates, or new legal interpretations of existing regulations and the introduction of taxation or exchange controls could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

While the UAE enjoys domestic political stability and generally healthy international relations, since early 2011 there has been political unrest in a range of countries in the MENA region, including Algeria, Bahrain, Egypt, Iraq, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia and Yemen. This unrest has ranged from public demonstrations to, in extreme cases, armed conflict and civil war and has given rise to a number of regime changes and increased political uncertainty across the region. The MENA region is currently subject to a number of armed conflicts including those in Yemen (in which the UAE armed forces, along with a number of other Arab states, are involved), Syria and Iraq as well as the multinational conflict with Islamic State.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war or hostilities, or more generally the financial, political and economic conditions prevailing from time to time, or the impact of such occurrences or conditions, and no assurance can be given that the Company would be able to sustain its current profit levels if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy, or political upheaval therein, could have an adverse effect on the Company’s business, results of operations and financial condition. Investors should also note that the Company’s business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA region because of interrelationships within the global financial markets.

On June 5, 2017, three GCC countries, Saudi Arabia, the UAE and Bahrain, as well as Egypt and Yemen, severed diplomatic ties with Qatar, cut trade and transport links and imposed sanctions on Qatar. The stated rationale for such actions was Qatar’s support of terrorist and extremist organisations and Qatar’s interference in the internal affairs of other countries. However, these diplomatic relations are restoring, as UAE ended all measures taken against Qatar following the signing of AlUla agreement between GCC countries on January 5, 2021.

In the past, political conflicts have resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, including relatively recent attacks involving vessels and vessel seizures in the Strait of Hormuz, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism or armed conflict around the world, and our customer’s vessels may face higher risks of being attacked or detained. The Company’s business and financial performance would be adversely affected by any reduction in use of the Port of Fujairah as a result of such tensions or conflict.

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

Relatively recent geopolitical developments have increased the risk that the region in which the Company operates could be involved in an escalating conflict that could have a material adverse effect on our business, financial condition and results of operations.

On September 14, 2019, certain attacks on an oil processing plant and an oil field in Saudi Arabia took place, which, according to reports, significantly disrupted the oil production capacity of Saudi Arabia, and could cause short and/or long term geopolitical strife. The government of Saudi Arabia and the United States have reported their belief that the attacks were conducted by Iran or its proxy (possibly Yemen). Whether or not these reports are accurate, rising tensions in the region could significantly place the extraction, production and delivery of oil produced in the region at risk. Further, because the UAE is also involved in the conflict in Yemen, it is possible that the perpetrators of the attacks may seek to launch a similar attack against the UAE. Should such an attack occur, or should rising tension in the region cause a conflict, the ports, pipelines and terminal facilities of the UAE could be at risk and the Company’s operations could be materially and adversely affected.

The Company’s business operations could be adversely affected by terrorist attacks, natural disasters or other catastrophic events beyond its control.

The Company’s business operations could be adversely affected or disrupted by terrorist attacks, natural disasters (such as floods, fires or significant storms) or other catastrophic or otherwise disruptive events, including changes to predominant natural weather, sea and climatic patterns, piracy, sabotage, insurrection, military conflict or war, riots or civil disturbance, radioactive or other material environmental contamination, an outbreak of a contagious disease, or changes to sea levels, which may adversely affect global or regional trade volumes or user demand for oil products transported to or from affected areas, and denial of the use of any railway, port, airport, shipping service or other means of transport and disrupt users’ logistics chains. In addition, the Company may be exposed to extreme weather conditions such as severe heat, flooding, rain or wind conditions, which could disrupt activities at the BPGIC Terminal and the Port of Fujairah. Several of the Company’s competitors in the Fujairah oil zone region have experienced issues with flooding in the past due to the region’s close proximity to the Al Hajar mountainous region, where floods sometimes occur when a significant amount of rain mixes with the dirt from the mountains and subsequently clogs the region’s drainage system. Although the BPGIC Terminal has been designed with sufficient drainage capabilities to handle certain flooding scenarios and the Phase I oil storage tanks have been constructed to withstand high levels of radiation and fire in accordance with National Fire Protection Association (“NFPA”) standards, if the flooding, radiation or fire is significantly severe, there can be no assurance the Company’s business operations would be unaffected by it.

The occurrence of any of these events at the BPGIC Terminal or in Fujairah may reduce the Company’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to its operations, in part or in whole, may increase the costs associated with storage, heating or blending activities, may subject the Company to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could substantially impair the Company’s growth prospects and could have a material adverse effect on its business, financial condition and results of operations. Although the Company has insurance in place to cover certain of these events if they occur at the BPGIC Terminal, including sabotage and terrorism insurance, there can be no assurance that such insurance will be sufficient to cover all costs and lost business volumes associated with such events.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for the Company’s storage services.

There is a growing belief that emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect the Company’s business and the businesses of users in many ways, including negatively impacting the costs the Company incurs in providing its services and the demand for its services (due to change in both costs and weather patterns).

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. The UAE ratified the Kyoto Protocol in 2005. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, in December 2015, over 190 countries, including the UAE, reached an agreement to reduce global greenhouse gas emissions. From the time the Company completed construction of Phase I on November 19, 2017, its facilities have been in full compliance with the latest requirements. The Paris Agreement requires governments to take legislative and regulatory measures to reduce emissions that are thought to be contributing to climate change. While the Company has already taken certain measures to reduce emissions of volatile organic compounds, additional measures might become necessary, which could increase operating costs. Moreover, the Company’s business might be impacted by changes in demand of the oil products that it stores to the extent users are impacted by such regulations.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact the Company’s business, any future local, national, international or federal laws or implementing regulations that may be adopted to address GHG emissions could possibly require the Company to incur increased operating costs and could adversely affect demand for the oil or oil products it stores. The potential increase in the costs of the Company’s operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain its facilities, install new emission controls on its facilities, acquire allowances to authorize its greenhouse gas emissions, pay any taxes related to its GHG emissions and administer and manage a GHG emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for the Company’s services. The Company cannot predict with any certainty at this time how these possibilities may affect its operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to its business.

The Company’s business operations are subject to UAE, national, state and local environmental laws and regulations concerning, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of the emission of vapor into the air and water discharges, the remediation of contaminated sites and employee health and safety. These laws and regulations are complex and subject to change. The Company could incur unexpected costs, penalties and other civil and criminal liability if it fails to comply with applicable environmental or health and safety laws. Although the Company has installed impermeable lining over the ground soil throughout the Phase I & II Land’s tank farm area and any other area where oil leakage could occur and potentially reach the ground soil, and intends to take similar preventative measures for the Phase III Land, there can be no assurance in the event of an accidental leak, release or spill of oil products or other products at the BPGIC Terminal site, that the Company will not experience operational disruptions or incur costs related to cleaning and disposing waste and oil products, remediating ground soil or groundwater contamination, paying for government penalties, addressing natural resource damage, compensating for human exposure or property damage, or a combination of these measures. Although the Company believes it has adequate insurance in place to insure against the occurrence of any of the foregoing events, there can be no assurance that the Company’s insurance would be sufficient to cover all potential costs. Therefore, the occurrence of any of the foregoing events could have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, although the Company monitors the exposure of its employees, neighbors and others to risks connected with its operations, future health claims of its employees or other such persons, caused by past, present or future exposure cannot be excluded. The Company could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by its operations, facilities or products, and the Company’s insurance may not be sufficient to cover these claims.

In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to the Company’s operations.

The Company could be adversely affected by violations of anti-corruption laws or economic sanctions programs.

Currently, all of the Company’s operations are conducted in the UAE. The Company is committed to doing business in accordance with all applicable laws and its own code of ethics. The Company is subject, however, to the risk that customers, end users, the Company, its subsidiaries or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws. In addition, as a result of the Business Combination, the Company is subject to the U.S. Foreign Corrupt Practices Act. Any violations of applicable anti-corruption laws could result in substantial civil and criminal penalties, and could have a damaging effect on the Company’s reputation and business relationships. Furthermore, the Company is subject to economic sanctions programs, including those administered by the United Nations Security Council, the UAE and the United States. Although the Company has policies and procedures designed to ensure compliance with applicable sanctions programs, there can be no assurance that such policies and procedures are or will be sufficient or that customers, users, the Company or their respective officers, directors, employees and agents will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant sanctions regulations) for which the Company may ultimately be held responsible.

Tax liabilities associated with indirect taxes on the oil products the Company services could result in losses to it.

In Fujairah, the oil products that the Company stores and blends for BIA and the Storage Customers in the Phase I facility are subject to numerous duties or taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies and value-added taxes. Once the BIA Refinery and Phase II become operational, the oil products that the Company will handle for BIA in connection with the BIA Refinery and the Phase II facility will likely be subject to similar “indirect taxes”. Under the terms and conditions of the respective customer agreements, the Company is, or expects to be, entitled to pass on such indirect taxes to its customers.

However, changes to existing regulations for indirect taxes or the introduction of new regulations are beyond the Company’s control and may be influenced by political or commercial considerations not aligned with its interests. Any such regulations could adversely affect the Company’s business by increasing its costs to the extent it is unable to pass on such indirect taxes to BIA and the Storage Customers, and as a result, adversely affect its business, financial condition and results of operations.

Changes to VAT law in the UAE may have an adverse effect on the Company’s business, financial condition and results of operations.

On August 23, 2017, the government of the UAE published Federal Decree-Law No. 8 of 2017 (the “VAT Law”) on value added tax (“VAT”) which came into effect on January 1, 2018. Cabinet Decision No. 52 of 2017 on the executive regulations of the VAT Law, issued on November 26, 2017, and Cabinet Decision No. 59 of 2017 on designated zones for the purposes of the VAT Law, issued on December 28, 2017, provide that certain designated zones in the UAE are subject to special VAT treatment. Subject to it continuing to meet the conditions set out in the executive regulations to the VAT Law, the area in which the Company operates is a designated zone for the purposes of the VAT Law and therefore the Company benefits from certain exemptions under the VAT Law. There is no guarantee that the free zone in which the Company operates will remain a designated zone in the future. If the area in which the Company operates loses its designation as a designated zone or any change is made to the applicable rate on the supply of services for the area in which the Company operates, the Company’s business, financial condition and results of operations may be adversely affected.

The Company’s business may be materially adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

All of the Company’s current revenues are received in US dollars and all of its operating costs are incurred in UAE dirhams. All of the Company’s current revenues and operating costs derive from its operations in the UAE. Although the US dollar/UAE dirham exchange rate is currently fixed, there can be no assurance that the government of the UAE will not de-peg the UAE dirham from the US dollar in the future. Alternatively, the existing fixed rate may be adjusted in a manner that increases the costs of certain equipment used in the Company’s business or decreases the Company’s receipt of payments from users. Any adjustment of the fixed rate or de-pegging of the UAE dirham from the US dollar in the future could cause the Company’s operations and reported results of operations and financial condition to fluctuate due to currency translation effects, which could have a material adverse effect on its business, financial condition and results of operations.

The Company’s business may be materially adversely affected by unlawful or arbitrary governmental action.

Governmental authorities in the UAE have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Such governmental action could include, among other things, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations or sales. Any such action taken may have a material adverse effect on the Company’s business, financial condition and results of operations.

Legal and regulatory systems may create an uncertain environment for investment and business activities.

The UAE’s institutions and legal and regulatory systems are not yet as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Such anomalies could affect the Company’s ability to enforce its rights under its contracts or to defend its business against claims by others. Changes in the UAE legal and regulatory environment, including in relation to foreign ownership restrictions, labor, welfare or benefit policies or in tax regulations could have a material impact on the Company’s business, financial condition and results of operations.

The grant and future exercise of registration rights may adversely affect the market price of Ordinary Shares of the Company.

Pursuant to the existing registration rights agreement with Twelve Seas Sponsor and the registration rights agreement entered into in connection with the Business Combination and which are described elsewhere in this Report, Twelve Seas’ Sponsor and BPGIC Holdings can demand that the Company register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that the Company undertakes.

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

As of the closing of the Business Combination, Twelve Seas Sponsor and certain officers and directors of Twelve Seas (the “Initial Twelve Seas Shareholders”) held 4,721,900 Ordinary Shares and 529,000 Warrants. 2,587,500 of such Ordinary Shares were subject to a one year lock up restriction following the Closing. On December 20, 2020, such shares were released from their lock up restriction and, except with respect to 1,552,500 of such shares currently held in escrow, are eligible for sale in the public market. The 1,552,500 Ordinary Shares held in escrow are subject to release and forfeiture on the terms and conditions of the Initial Shareholder Escrow Agreement (defined below). As and if the milestones in the Initial Shareholder Escrow Agreement are satisfied, portions of such escrowed shares will be released to the Twelve Seas Sponsor and will become eligible for future sale in the public market. Sales of a significant number of these Ordinary Shares of the Company in the public market, or the perception that such sales could occur, could reduce the market price of Ordinary Shares of the Company.

NASDAQ may delist the Company’s securities on its exchange, and delisting could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

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

General Risk Factors

Fluctuations in operating results, quarter-to-quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of the Company’s securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of the Company’s securities and, as a result, there may be significant volatility in the market price of the Company’s securities. If the Company is unable to operate profitably as investors expect, the market price of the Company’s securities will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of the Company’s control could have an adverse effect on the price of the Company’s securities and increase fluctuations in its periodic earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, the possible effects of war, terrorist and other hostilities, pandemics, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the oil and gas storage industry.

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

The price of the Company’s Ordinary Shares may be volatile.

The price of the Company’s Ordinary Shares may fluctuate due to a variety of factors, including but not limited to:

●	actual or anticipated fluctuations in our periodic financial results and those of other public companies in the industry;

●	mergers and strategic alliances in the oil and gas industries;

●	market prices and conditions in the oil and gas markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	existing or future global or regional health crises;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

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

We currently expect that securities research analysts will establish and publish, or will continue to publish, their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect continued research analyst coverage, if no analysts cover us, the trading price and volume for our Ordinary Shares could be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company’s legal and commercial name is Brooge Energy Limited. Until April 7, 2020, the Company’s legal and commercial name was Brooge Holdings Limited. The Company was incorporated for the purpose of effectuating the Business Combination and to hold BPGIC. The Company was incorporated under the laws of the Cayman Islands as an exempted company on April 12, 2019. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The name and mailing address of the Company’s agent and registered office is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Its principal executive office is that of BPGIC, located at P.O. Box 50170, Fujairah, United Arab Emirates and its telephone number is +971 9 201 6666. The Company’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

In accordance with the terms and conditions of the Business Combination Agreement, on December 20, 2019, (i) Twelve Seas merged with Merger Sub with Twelve Seas continued as the surviving entity and a wholly-owned subsidiary of the Company under the name BPGIC International, with holders of Twelve Seas securities receiving substantially similar securities of the Company, and (i) the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for Ordinary Shares of the Company and BPGIC became a wholly-owned subsidiary of the Company. Upon consummation of the Business Combination, the Company’s Ordinary Shares and Warrants became listed on the Nasdaq Capital Market.

All of the Company’s operations are currently conducted through BPGIC and once Phase III is ready through BPGIC and BPGIC III.

History and Development

The following timeline sets forth BPGIC’s major milestones.

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

On March 10, 2013, BPGIC entered into the 60-year Phase I &II l Land Lease with the Fujairah Municipality, a local government organization specializing in municipal urban and rural municipal affairs, for a parcel of land to build and operate the BPGIC Terminal, which is in the Port of Fujairah. On September 1, 2014, the Phase I & II Land Lease was novated from the Fujairah Municipality to FOIZ. For more information regarding the Phase I & II Land Lease, see “Item 4.D Property, plants and equipment — The BPGIC Terminal — Phase I & II Land Lease”.

On March 31, 2016, BPGIC entered into a Port Facilities Agreement with the Port of Fujairah. For more information regarding the Port Facilities Agreement, see “Item 4.D Property, plants and equipment — The BPGIC Terminal — Phase I & II Land Lease”. After several years of planning and design, BPGIC finalized plans for Phase I during the First Quarter of 2015. BPGIC signed an EPC agreement for Phase I (the “Phase I EPC Agreement”) on April 2, 2015 with Audex and commenced work in accordance with the Phase I EPC Agreement. Audex completed Phase I works on November 19, 2017 and between 2014 and 2017, BPGIC incurred a total cost of $170 million in connection with its construction. On December 12, 2017, BPGIC entered into the Phase I End User Agreement with the Initial Phase I End User. BPGIC began testing operations on December 20, 2017 and commenced limited operations on January 18, 2018. From the time BPGIC began its operations on December 20, 2017 to February 28, 2018, BPGIC limited the availability of its Phase I storage capacity to 40 percent, allowing its management team to test all systems and make any necessary adjustments. BPGIC increased the availability of its Phase I storage capacity to approximately 70 percent on March 1, 2018 and to 100 percent on April 1, 2018.

As Phase I neared completion, BPGIC finalized plans for Phase II in the Third Quarter of 2017. In February 2017, BPGIC finalized and issued a front-end engineering document, which sets out the qualifications, specifications, drawings and designs of Phase II, to Audex. Phase II work commenced in September 2018 and is expected to be completed by the end of the Second Quarter of 2021. On September 3, 2018, BPGIC signed the Phase II Project Management Agreement with MUC to engage MUC to manage the construction plan of Phase II. For more information on Phase II, see “Item 4.B Business - Business Overview — Overview” and Item 4.B — Business Overview — BIA Refinery — Proposed Phase II”

As was the case with Phase I, in order to de-risk the start-up of operations of Phase II, on June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User, pursuant to which, the Phase II End User has agreed to lease all eight oil storage tanks in Phase II and will become the end-user with respect to Phase II once Phase II becomes operational.

On October 15, 2018, BPGIC entered into the Phase II Financing Facility, which was a $95.3 million secured Shari’a compliant Istisna’ financing arrangement coordinated by FAB, to fund a portion of the capital expenditure in respect of Phase II.

As part of Phase II, the Company intends to follow a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities. The expected capital expenditure in respect of Phase II is $161.7 million, which is comprised of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $11.7 million. The expected capital expenditure of $160.6 million in respect of Phase II will be funded by:

●	drawings of $85 million under the Bond Financing Facility; and

●	Shareholders’ contributions, proceeds of the Business Combination, and internally generated cash flow in the aggregate amount of $76.7 million.

Of the $161.7 million expected capital expenditure in respect of Phase II, $39.2 million was paid in the year ended December 31, 2019, $81.2 million was paid in the year ended December 31, 2020, and the balance is expected to be paid out before the end of the first half of 2021. See “Item 3.D Risk Factors — Risks related to BPGIC and BPGIC III — The Company may be subject to significant risks and expenses when constructing Phase II, which could adversely affect the Company’s business, financial condition and results of operations”.

In March 2019, BPGIC partnered with Sahara to develop and operate a modular refinery within the BPGIC Terminal with minimal capital expenditure by BPGIC. In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development project to install the modular refinery. Shortly thereafter, BPGIC entered into the Refinery Agreement with BIA, which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery. For more information regarding the Refinery Agreement, see “Item 10.C — Material Contracts — Refinery Agreement”. For more information regarding the BIA Refinery, see “Item 4.B — Business Overview — BIA Refinery”.

In August 2019, with the approval of the Initial Phase I End User, BPGIC entered into the Phase I Customer Agreement with BIA to restructure its relationship with the Initial Phase I End User. For more information regarding the Phase I End User Agreement and the Phase I Customer Agreement, see “Item 10.C Material Contracts— Phase I End User Agreement, Phase I Customer Agreement, Super Major Agreement, and Commercial Storage Agreements”.

In September 2019, with the approval of the Phase II End User, BPGIC entered into the Phase II Customer Agreement with BIA to restructure its relationship with the Phase II End User. For more information regarding the Phase II End User Agreement and the Phase II Customer Agreement, see “Item 10.C Material Contracts — Phase II End User Agreement and Phase II Customer Agreement”.

As of December 31, 2019, the Company had funded the construction of Phase I, Phase II and all of its other cash requirements with funds from the Phase I Financing Facilities, and net equity contributions (other than share capital) since 2014 of $71.01 million from shareholders. For additional information regarding the Phase I Financing Facilities, see “Item 5. Operating and Financial Review and Prospects — Debt Sources of Liquidity”.

In August 2020, the Company commenced hydrotesting of the Phase II facility.

During September 2020, as part of the Bond Financing Facility, BPGIC issued bonds of $200 million to private investors with a face value of $1 and an issue price of $0.95. The issuance has a maximum size of $250.00 million, which includes the option for a tap issue of an additional $50.00 million subject to certain conditions. The proceeds of the Bond Financing Facility were used to repay Phase I Financing Facilities, fund capital project for Phase II, repay the promissory note payable to Early Bird Capital, pre-fund the Liquidity Account and for general corporate purposes. The proceeds of the bonds were drawn down during November 2020 and outstanding term loans were fully settled. The principal repayment of the Bond Financing Facility will be semi-annual payments of $7 million starting in September 2021 until March 2025, and one bullet repayment of $144 million in September 2025. The bonds bear interest at 8.5% per annum, payable along with the principal installments. For more information on the Bond Financing Facility, see “Item 5. Operating And Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Sources of Liquidity”.

From November 2020 till March 2021, the Company entered into nine commercial storage agreements with certain storage customers, eight of which commercial storage agreements are still in effect. For more information about the Company’s commercial storage agreements, see Item 10.C Material Contracts— Phase I End User Agreement, Phase I Customer Agreement, Super Major Agreement, and Commercial Storage Agreements”.

The Company is in the advanced stages of planning Phase III, a major expansion in the Port of Fujairah. The Company does not yet have any planned capital expenditures in connection with Phase III, other than the cost of a FEED study for storage capacity of up to 3,500,000 m3 and a 180,000 b/d refinery.

Where to Find Additional Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which is accessible at http://www.sec.gov. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company’s website is https://www.broogeholdings.com/. The information contained in, or accessible through, our website is not a part of this Report.

B. Business Overview

In this section, references to “the Company,” “we,” “us,” “BPGIC” and “our” are intended to refer to Brooge Energy Limited and its subsidiaries, unless the context clearly indicates otherwise.

This section contains forward-looking statements about the business and operations of the Company. The actual results of the Company may differ materially from those currently anticipated as a result of many factors, including those described under “Item 3.D Risk Factors” and elsewhere in this Report. See “Cautionary Note Regarding Forward-Looking Statements”.

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

The Port of Fujairah is the main bunkering location in the MENA region and the second largest bunkering hub in the world. The Port of Fujairah has witnessed increased growth in port traffic in recent years with oil and oil product volumes increasing at a compound annual growth rate of 15 percent over the eight-year period from 2010 (34 million MT) to 2017 (90 million MT). Located just outside the Strait of Hormuz, the Port of Fujairah allows ships transporting oil and oil products to bypass the Strait of Hormuz, one of world’s most vulnerable chokepoints given that approximately 35 percent of the world’s seaborne oil and oil products passes through it each year. There is an increasing preference among companies to avoid sending their vessels through the Strait of Hormuz due to geopolitical risk, higher transportation costs due to increased insurance costs as well as congestion and queuing times at ports inside the Arabian Gulf. The Port of Fujairah’s geographic position outside the Strait of Hormuz allows vessels transporting oil and oil products to bypass the Strait of Hormuz and avoid incurring such additional costs and delays.

On March 10, 2013, we entered into the 60-year Phase I & II Land Lease for a parcel of land to build and operate the Phase I and Phase II facilities, which is in the Port of Fujairah. For more information regarding the Phase I & II Land Lease, see “Item 4.D Property, plants and equipment — The BPGIC Terminal — Phase I & II Land Lease”.

Phase I comprises 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure. The operations of Phase I are focused primarily on the storage, heating and blending of fuel oil and clean petroleum products, including aviation fuel, gas oil, gasoline, marine gas oil and naphtha. BPGIC designed Phase I to focus its operations on servicing such products after assessing the historical and expected demand for such services in the Port of Fujairah region and the evolution and availability of associated infrastructure. As described below, BPGIC designed Phase I with several key features that enable it to provide users with high accuracy blending services with low oil losses. In addition, due to the relatively long term of the Phase I & II Land Lease when compared to similar land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I with materials, including pumps, valves and steel structures, that have longer expected life spans than comparable materials utilized by other oil storage terminals. As a result, the Company believes Phase I will benefit from annual maintenance costs over the period of the Phase I & II Land Lease that are lower than the average for comparable oil storage terminals.

The key features of Phase I include:

●	all 14 oil storage tanks are inter-connected via the Phase I Internal Manifold, the fully segregated internal manifold that connects the 14 oil storage tanks of Phase I (the “Phase I Internal Manifold”);

●	the pumping and stripping systems of the Phase I Internal Manifold are equipped with a fine stripping system, minimizing energy costs, lowering loss ratios and permitting a high degree of stripping to be achieved;

●	the ability to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	lower loss ratios and contamination risks;

●	recirculation of oil products to assist with the blending process;

●	the ability to simultaneously perform up to 11 operations including: tank-to-tank transfers, recirculations, blending, heating, loading and discharging, permitting the Company to service multiple user orders during the same time period;

●	all 14 oil storage tanks have been designed to permit conversions from storing one clean petroleum product to another and from storing fuel oil to gas oil at a speed which is favorable compared to that of competitors in the UAE region, allowing the Company to adjust its services to meet changing market demands;

●	high oil transfer flow rates; and

●	an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times and permitting greater access to the BPGIC Terminal.

As is common in the oil storage industry, BPGIC commenced operations of Phase I on a staggered basis to ensure a safe and efficient start-up of operations. From the time BPGIC began its operations in December 2017 to March 2018 (the testing period), BPGIC limited the availability of its Phase I storage capacity to 40 percent, allowing its management team to test all systems and make any necessary adjustments. BPGIC increased the availability of its Phase I storage capacity to approximately 70 percent on March 1, 2018, and to 100 percent on April 1, 2018.

Since it began operations, BPGIC has won four awards and been shortlisted for several others. In 2020, BPGIC won the “Emerging Port / Terminal of the year 2020” award by Global Ports and Terminal Industry. In 2019, BPGIC was named the winner of the “Outstanding Port/Terminal Design of the Year 2019” award by The Global Ports Forum, the “Excellence in Terminal Optimisation Award” by Tank Storage Magazine’s Global Tank Storage Awards, and the “Logistics Service Provider of the Year Award 2019” by Energy Middle East. In March 2018, BPGIC was short-listed by Tank Storage magazine, despite its relatively short track record, for the “Most Efficient Storage Terminal” global award for best throughput rates and most effective operations. In March 2019, BPGIC was once again, short-listed by Tank Storage magazine for the “Most Efficient Storage Terminal” global award, as well as the “Safety Excellence in Bulk Liquid Storage” and “Biggest Commitment to Environmental Protection” global awards.

Phase II is expected to focus its operations primarily on the storage and blending of crude oil. Phase II involves the construction of eight additional oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3, which will increase the Company’s aggregate geometric oil storage capacity to approximately 1 million m3. As part of Phase II, BPGIC has followed a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities. The Phase II contractor, Audex, commenced construction of Phase II in September 2018. Construction of Phase II is expected to be completed by the end of the Second Quarter of 2021.

The key features of Phase II are expected to include:

●	all eight oil storage tanks will be inter-connected via the Phase II Internal Manifold;

●	the pumping and stripping systems of the Phase II Internal Manifold will be equipped with fine stripping systems to minimize energy costs, lower loss ratios and remote changes on product contaminations;

●	the cranes of the Phase II Internal Manifold will allow the Company to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	each of the two piggable crude oil jetty pipelines will be directly connected between the Phase II Internal Manifold and Matrix Manifold 2, lowering loss ratios and contamination risks;

●	the Company will be able to perform up to six simultaneous operations in Phase II, including tank-to-tank transfers, recirculations, blending, heating, loading and discharging, which would permit the Company to service multiple user orders during the same time period; and

●	four of the oil storage tanks will be constructed to permit conversion between crude oil and fuel oil products, allowing the Company to adjust its services to meet changing market demands.

In the First Quarter of 2020, BPGIC entered into the Refinery Agreement, a new agreement with BIA (Al Brooge International Advisory LLC) which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 b/d to be operated by BPGIC on land leased by BPGIC. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to BIA to locate, BIA will construct, and BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until the Second Quarter of 2021 and negotiations remain ongoing.

The Company is in advanced stages of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing Phase I and Phase II facilities. On October 1, 2020, BPGIC novated the Phase III Land Lease to BPGIC III. The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 and additional refinery capacity of up to 180,000 b/d. A FEED study for the Phase III Land was completed in 2020, and preconstruction work, including commencement of a Soil Investigation and an Environmental Impact Assessment (EIA) report, commenced in October 2020. Currently, the Company plans to use the Phase III Land to further increase its crude oil storage and refinery services capacity.

For the year ended December 31, 2020, the Company generated revenue from operations of $41.8 million, a profit and total comprehensive income of $17.2 million and an Adjusted EBITDA of $29.1 million. As at December 31, 2020, the Company had total assets of $432.6 million. For more information regarding the Company’s financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects”.

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

Best-in-class facility with low costs.

The Company operates the BPGIC Terminal under two 60-year leases, which has allowed, and will continue to allow, the Company to design and build a terminal for long term use by using materials that have longer expected life spans than comparable materials utilized by other oil storage terminals in the MENA region, which the Company believes enabled it to build a best-in-class facility. As of the date of this Report, the BPGIC Terminal has been inspected by five of the top six global oil majors, all of the top five global oil traders, the top three regional oil traders and three of the five local and regional state oil companies. As is common in the oil storage industry, the Company did not receive any notifications from such companies as to whether the BPGIC Terminal was approved for use by such companies; however, in each case, the Company believes the BPGIC Terminal was approved.

Phase I was constructed by Audex, an EPC contractor that has a strong track record in building terminals and over 20 years of experience in the industry. All 14 oil storage tanks in Phase I have been designed to permit conversions from storing one clean petroleum product to another at an average speed of 48 hours and from storing fuel oil to gas oil at an average speed of 14 days, which the Company believes compares favorably to the Company’s competitors in the UAE region, allowing the Company to adjust its services to meet changing market demands. The Company can perform up to 11 simultaneous operations in Phase I, including tank-to-tank transfers, recirculations, blending, heating, loading and discharging, permitting the Company to service multiple user orders during the same time period. Phase I has a fully segregated internal manifold, high oil transfer flow rates and an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times while permitting greater access to the BPGIC Terminal. A fine stripping system has been installed, to minimize energy costs, lowering loss ratios and enabling a higher degree of stripping.

Maintenance costs for the BPGIC Terminal are relatively low. Furthermore, as the BPGIC Terminal is located in a free-zone, the Company is currently not required to pay any taxes and both the Phase I Customer Agreement and the Phase II Customer Agreement specify that any port fees charged by the Port of Fujairah in connection with BIA’s activities, or those of BIA’s sublessees, are to be paid by BIA. Similarly, all of the existing Commercial Storage Agreements specify that any port fees charged by the Port of Fujairah related to the existing Storage Customers’ activities are to be paid by the existing Storage Customers.

As discussed below in the sections entitled “Item 4.B Business Overview — Strategy — Expand the scale of existing operations by completing Phase II and operating the BIA Refinery”, “Item 4.B Business Overview — The BPGIC Terminal — Proposed BIA Refinery”, and “Item 4.B Business Overview — The BPGIC Terminal — Proposed Phase II”, the Company is currently partnering with BIA in connection with the development of the modular BIA Refinery, and undertaking Phase II construction, which will expand the terminal’s oil storage capacity and enable it to provide services for crude oil. As was the case for Phase I, high-grade, long-life materials will be utilized in the construction and development of these facilities. Phase II will also benefit from the fine stripping system utilized in Phase I.

Stable and predictable revenue stream for storage services.

The Company generates stable and predictable cash flows for its storage services by providing fee-based, take-or-pay storage services to BIA, under a long-term agreement. The Company’s storage business is not subject to seasonal fluctuations.

BPGIC entered into the Phase I End User Agreement on December 12, 2017, pursuant to which the Initial Phase I End User paid a monthly fixed storage fee to lease all of Phase I’s storage capacity (irrespective of whether the Initial Phase I End User used any storage capacity). The Phase I End User Agreement is for an initial period of five years, with a remaining period of approximately two and a half years, and is renewable for an additional five year period. For the year ended December 31, 2018, BPGIC generated 57.9 percent of its total revenue from monthly fees for storage services. For the year ended December 31, 2019, the Company generated 54.3 percent of its total revenue from monthly fees for storage services. For the year ended December 31, 2020, the Company generated 60.6 percent of its total revenue from monthly fees for storage services.

In August 2019, BPGIC entered into the Phase I Customer Agreement to restructure its relationship with the Initial Phase I End User. Pursuant to the Phase I Customer Agreement, BPGIC leased the Phase I facility to BIA on identical price terms and otherwise on substantially the same terms as those of the Phase I End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase I End User Agreement. Like the Initial Phase I End User, BIA is required to pay a monthly fixed storage fee to lease Phase I’s storage capacity. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Although BIA subleases the Phase I facility to the Initial Phase I End User and others, BIA’s obligation to pay the monthly fixed storage fee to BPGIC is independent of BIA’s obligation to pay, and actual payment to, BIA. The Phase I Customer Agreement is for an initial period of four years with a renewal period of five years unless either party delivers to the other party a written termination notice not less than six months prior to the expiration date of the agreement. The level of the fixed storage fee for Phase I is more than sufficient to cover all of BPGIC’s Phase I operating costs (other than the variable costs associated with ancillary services), including operating costs, wages, depreciation and interest costs. See “Item 10.C Material Contracts— Phase I End User Agreement, Phase I Customer Agreement, Super Major Agreement, and Commercial Storage Agreements — Storage Fee”.

The Phase I Customer Agreement also provides that every two years, BPGIC may elect to review and seek to amend the storage fee, and that the outcome of such review can result only in either an increase in rates or no change.

In April and May 2020, BIA agreed to release an aggregate of 129,000 m3 of the Phase I capacity back to BPGIC, until November 8, 2020, subject to extension of the term for an additional six months upon the mutual agreement of the parties. On November 1, 2020, the parties mutually agreed to such extension of the term for an additional six months. On December 1, 2020 and December 7, 2020, BIA agreed to release additional 43,000 m3 and 61,072 m3, respectively, of the Phase I capacity back to BPGIC for respective six-month periods ending in June 2021, in each case, subject to extension for an additional six months upon the mutual agreement of the parties. On December 9, 2020, February 8, 2021 and February 10, 2021, BIA agreed to release additional 41,563 m3, 41,563 m3 and 83,126 m3, respectively, of the Phase I capacity back to BPGIC for respective six-month periods ending in June 2021 and August 2021, as applicable, in each case, subject to extension for an additional six months upon the mutual agreement of the parties.

Pursuant to the Super Major Agreement, BPGIC leased the initial 129,000 m3 capacity released back to it to the Super Major for a six month period subject to renewal for an additional six month period with the mutual agreement of the parties. In November 2020, the Super Major Agreement was not renewed by mutual agreement.

From November 2020 till March 2021, the Company entered into the nine Commercial Storage Agreements with the Storage Customers, eight of which agreements are still in effect. Four of these eight Commercial Storage Agreements each have a six months term, subject to an additional six month renewal, one agreement has a six months term, subject to an additional three months renewal, another agreement has a five months term, subject to an additional three months renewal, another agreement has a three months term, subject to an additional three months renewal, and the remaining agreement has a two months term, subject to additional two months renewal. These eight agreements are spread tank wise within a total of five reputed customers as compared to one single customer in previous periods.

These Commercial Storage Agreements have much higher monthly, fixed storage fees compared to the Super Major Agreement, which will increase the Company’s fixed revenues by 40% to 45%. See “Item 10.C Material Contracts— Phase I End User Agreement, Phase I Customer Agreement, Super Major Agreement, and Commercial Storage Agreements”.

BPGIC and BIA are still negotiating the Refinery Operations Agreement, however, BPGIC expects that upon the commencement of the BIA Refinery’s operations, BIA will pay a monthly fixed fee for storage leased in connection with the BIA Refinery. See “Item 10.C Material Contracts — Refinery Agreement”.

BPGIC entered into the Phase II End User Agreement on June 27, 2018, pursuant to which the Phase II End User is required to pay a monthly fixed storage fee to lease all of Phase II’s storage capacity (regardless of whether the Phase II End User uses any storage capacity) once the facility is operational. The Phase II End User Agreement is for an initial period of five years from January 1, 2020 (subject to adjustment because the facility was not operational on that date), and is renewable for an additional five year period.

In September 2019, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC agreed to lease the Phase II facility to BIA, once operational, on identical price terms and otherwise on substantially the same terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. Like the Phase II End User, BIA is required to pay a monthly fixed storage fee to lease all of Phase II’s storage capacity. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Although BIA subleases the Phase II facility to the Phase II End User pursuant to the Phase II End User Agreement, BIA’s obligation to pay the monthly fixed storage fee to BPGIC is independent of the Phase II End User’s obligation to pay, and actual payment to, BIA. The Phase II Customer Agreement is for an initial period of five years with a renewal period of five years. See “Item 10.C Material Contracts— Phase II End User Agreement and Phase II Customer Agreement — Storage Fee”.

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

The Initial Phase I End User primarily acts as an intermediary in the oil products and services supply chain by obtaining purchase or service orders for certain oil products (including fuel oil and refined petroleum products) from oil companies and then working with service providers such as BPGIC to fulfil such orders. For the year ended December 31, 2018, BPGIC generated 42.1 percent of its total revenue from ancillary services. For the year ended December 31, 2019, BPGIC generated 45.7 percent of its total revenue from ancillary services. For the year ended December 31, 2020, BPGIC generated 39.4 percent of its total revenue from ancillary services. BPGIC expects its revenues from ancillary services to be a significant driver of value for the Company going forward. See “Item 10.C Material Contracts— Phase I End User Agreement, Phase I Customer Agreement, Super Major Agreement, and Commercial Storage Agreements — Ancillary Services”.

Similarly, under the Phase I Customer Agreement and the existing Commercial Storage Agreements, the Company is able to supplement its revenue by providing BIA or its sublessees, and the existing Storage Customers, ancillary services including throughput, blending, heating and inter-tank transfers. To provide these ancillary services, BPGIC charges a fee, that varies by service, equal to a contractual rate per m3 per month. As a result, the Company earns additional revenue in accordance with the type and quantity of ancillary services used by BIA or its sublessees, and the existing Storage Customers. BPGIC’s ability to provide ancillary services is enhanced due to the design of Phase I, which was designed, among other things, to provide high accuracy blending services with low oil losses, high oil transfer flow rates and the ability to perform up to 11 simultaneous operations, which contributes to Phase I’s attractiveness as a one-stop location for extensive product customization. Because all of BPGIC’s fixed operating costs for the Phase I facility are covered by the storage fee, revenues from ancillary services (less any associated variable costs) are a significant driver of profitability for the Company. The Company’s monthly revenue for ancillary services will depend on the extent to which BIA’s sublessees, existing Storage Customers and any future storage customers, utilize the ancillary services. Although BPGIC’s ancillary services revenue is partially dependent on the Phase I sublessees, BIA’s obligation to pay for the ancillary services used by it or the Initial Phase I End User (or other sublessee) is independent of the sublessees’ obligation to pay, and actual payment to, BIA.

The Phase I Customer Agreement also provides that every two years, BPGIC may elect to review and seek to amend the ancillary services fees, and that the outcome of such review can result only in either an increase in rates or no change.

Although BPGIC and BIA are still negotiating the Refinery Operations Agreement, BPGIC expects that BIA will pay ancillary service fees in connection with any ancillary services that it uses. Although such use may be greater or lesser than, and the fees generated by such use may be greater or lesser than, the fees currently received from BIA based on the usage of its end users, we believe the BIA Refinery will provide an operating financial benefit to BPGIC.

The ancillary service terms of the Phase II Customer Agreement are similar to the ancillary service terms of the Phase I Customer Agreement. Upon the commencement of Phase II’s operations, the Company expects that the ancillary service operations of Phase II will be substantially similar to the ancillary service operations of Phase I.

Experienced senior management team.

The Company is led by the members of Senior Management, who have over 30 years of experience collectively in the oil storage terminal, infrastructure sectors and related markets. As a result, members of Senior Management will be able to leverage their significant experience while implementing and executing the Company’s business plan and to achieve certain growth milestones. Members of Senior Management also have experience with overseeing the construction of oil storage terminals as a result of the Phase I construction process, which is expected to facilitate their management and execution of the Phase II and Phase III construction process and other future projects.

Strategy

The Company’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. In this pursuit, the key components of the Company’s business strategy are as follows:

Expand the scale of existing operations by completing Phase II and operating the BIA Refinery.

The Company plans to leverage its experience from building and operating Phase I while building and ramping up operations for Phase II. Phase II is expected to increase the Company’s aggregate geometric oil storage capacity to approximately 1.0 million m3. This would lead to the BPGIC Terminal becoming one of the largest oil storage terminals by storage capacity in the Port of Fujairah. On September 3, 2018, BPGIC signed an EPC agreement for Phase II (the “Phase II EPC Agreement”) with Audex. Phase II work commenced in September 2018 and is expected to be completed by the end of the Second Quarter of 2021. In August 2020, the Company commenced hydrotesting of the Phase II facility and the Company expects Phase II operations to commence in the Third Quarter of 2021.

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

BPGIC is in discussion with BIA to finance, develop, construct and commission the BIA Refinery at minimal capital cost to the Company. The Refinery Operations Agreement is still under negotiation, but BPGIC expects that the BIA Refinery will have an initial production capacity of 25,000 b/d and be capable of producing IMO 2020 compliant 0.5% sulphur content shipping fuel. Upon completion, the BIA Refinery is expected to be one of the first refineries in the MENA region producing IMO 2020 compliant 0.5% sulphur content shipping fuel. The Company currently expects the BIA Refinery to be developed, constructed, installed and operative by the First Quarter of 2022. For more information regarding the Refinery Agreement, see “Item 10.C Material Contracts — Refinery Agreement”.

Growth through Expansion of BPGIC’s Facilities and Geography

The Company intends to leverage Senior Management’s long-standing industry expertise in the oil and gas and storage sector, initially within the Gulf region and, ultimately more broadly geographically, to ensure the Company continues to enhance its competitiveness, expand its solution offerings to customers and increase shareholder value. As a result, the Company is continuously looking at numerous expansion opportunities for Phase III and beyond. Our ordinary course of business includes discussions with various potential parties, regarding different types of business opportunities, and in a variety of different geographic markets. None of these ongoing various discussions have yet reached the stage of definitive agreements and there can be no assurance that they ever will.

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

For instance, within the Fujairah market, the Company is now in the FEED stage for a major expansion near its existing facilities, which it refers to as Phase III. In February 2020, BPGIC executed the Phase III Land Lease, and on October 1 2020, novated the Phase III Land Lease to BPGIC III. The Company currently intends to use such land to further increase its capacity for crude oil storage and services. We expect that Phase III alone could be three-and-a-half (3.5) times the size of the Company’s projected operations post-Phase II. Concurrently, the Company is in discussions with top global oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility. As of the date of this Report, the Company does not yet have any planned capital expenditures in connection with Phase III, other than the cost of a FEED study for storage capacity of up to 3.5 million m3 and a 180,000 b/d refinery. For more information regarding Phase III, see the section entitled “Item 4.A History and Development of the Company— Proposed Phase III”.

In addition to Phase III, the Company will continue to pursue additional projects within the Fujairah market, either through partnerships with parties who have land leases or through efforts to secure additional land itself in Fujairah.

Preliminary discussions with existing and potential customers regarding geographic expansion opportunities outside of the Company’s current market by acquiring certain of their existing facilities as part of long-term service contracts are ongoing. For instance, the Company has entered into preliminary agreements with a global commodity trading firm to evaluate acquisitions of that firm’s interests in oil storage terminals in Africa and Europe. We believe both terminals are well located and provide strategic opportunities for our expansion into those markets, including available land to expand with new state-of-the-art facilities such as we have in Fujairah. We are in the preliminary due diligence phase with respect to these opportunities, and there is no assurance we will decide to pursue them.

For related risks, see “Item 3.D Risk Factors — Risks related to BPGIC and BPGIC III — Beyond Phase II, expansion of the Company’s business may require substantial capital investment, and it may not have sufficient capital to make future capital expenditures and other investments as it deems necessary or desirable”.

Continue to build relationships with potential customers.

The Company is focused on diversifying its potential customer base over the medium to long-term. Due to Phase I’s strong performance track record to date, and the Company’s reputation and business development efforts, including through inspections from potential users, the Company believes that it has developed strong relationships with several oil traders that could potentially utilize the services of Phase I and II. The familiarity that potential users have gained through their inspections and that oil traders have developed through their experience with the Company’s Phase I facility represent a valuable marketing opportunity for the Company. Given the nature of the industry, positive word-of-mouth feedback by these groups can help to establish the Company’s industry reputation and thereby help drive potential customer business in the future. Moreover, by continuing to build upon the Company’s performance track record during Phase II (after it commences operations) and business developments efforts, the Company would be able to expand its base of potential customers for future contracts for oil storage or ancillary services. Similarly, the BIA Refinery, once operational, will expand the scope of services that the Company can offer, diversifying the types of industry participants that it can service.

Phase I

Phase I went into operation in December 2017 and between 2014 and 2017, BPGIC incurred a total cost of $170 million in connection with its construction. BPGIC began development of the BPGIC Terminal after several years of planning and discussions with industry participants. BPGIC’s aim in developing the BPGIC Terminal was to create a new standard for oil storage tank terminals by designing a terminal that would reduce user oil losses and achieve better blending results than existing oil storage tank terminals. As described below, BPGIC designed Phase I with several key features that enable it to provide users with high-accuracy blending services with low oil losses. In addition, due to the relatively long term of the Phase I & II Land Lease, when compared to comparable land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I with materials that have longer expected life spans than comparable materials utilized by other oil storage terminals in the area. As a result, the Company believes Phase I will benefit from annual maintenance costs over the period of the Phase I & II Land Lease that are lower than average for comparable oil storage terminals.

The key features of Phase I include:

●	all 14 oil storage tanks are inter-connected via the Phase I Internal Manifold;

●	the pumping and stripping systems of the Phase I Internal Manifold are equipped with a fine stripping system, minimizing energy costs, lowering loss ratios and permitting a high degree of stripping to be achieved;

●	the ability to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	lower loss ratios and contamination risks;

●	recirculation of oil products to assist with the blending process;

●	the ability to simultaneously perform several Phase I operations, permitting BPGIC to service multiple user orders during the same time period; and

●	all 14 oil storage tanks have been designed to permit conversions from storing one clean petroleum product to another and from storing fuel oil to gas oil at a speed which is favorable compared to that of competitors in the UAE region, allowing BPGIC to adjust its services to meet changing market demands.

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

The users utilize their ship pumps to transport oil products from the relevant berths in the Port of Fujairah via Matrix Manifold 2 to the Phase I Internal Manifold, and following the construction and commencement of operations of Phase II, to the proposed internal manifold that will connect the eight oil storage tanks of Phase II (the “Phase II Internal Manifold”).

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

Generators

Four electricity generators were installed as part of the construction of Phase I. The generators, developed by Cummins Generator Technologies, are diesel-powered and can produce up to 6,000 kWh of power, which the Company believes will be sufficient to provide for the needs of Phase I, Phase II and the BIA Refinery. As BPGIC’s diesel fuel needs currently vary each month based on the Phase I sublessees’ and the existing Storage Customers’ activity levels, BPGIC entered into an arrangement with a local diesel fuel provider, pursuant to which it can order diesel fuel on a monthly or as-needed basis. At the beginning of each month, the local diesel fuel provider will send BPGIC a quote for the price of diesel fuel, and subject to any potential price negotiation, BPGIC will place orders based on its projected needs for the applicable month.

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

Customer Ordering Process

BPGIC is committed to providing excellent customer service. BPGIC has allocated a customer service officer (a “CSO”) to BIA with respect to Phase I and tested an online ordering system which was rolled out in the Third Quarter of 2020, which enables BIA and the existing Storage Customers to place storage, heating and blending orders and track order statuses in real-time. As an alternative, BIA can also place service orders by calling its CSO. When placing orders, BIA and the existing Storage Customers must provide the relevant order details, including the requested services, oil product specifications and desired timing. Following the submission of a service order, the CSO responsible for reviewing the service order will correspond with BIA or the Storage Customer, as applicable, provide a cost estimate for the proposed services, coordinate logistics for discharging operations, including berth reservations through the Port of Fujairah’s reservation system and payment of Port fees on BIA’s or the Storage Customer’s behalf, as applicable, and liaise with operational staff to facilitate and process the service order. Upon the completion of the requested services, the CSO will notify BIA or the Storage Customer, as applicable, of the completion status, coordinate with surveyors to provide any required samples, organize logistics for on-loading operations and send an itemized invoice to BIA or the Storage Customer, as applicable, for the services provided. In the future, if and when BPGIC engages with any additional users, BPGIC intends to designate a CSO to each additional user but may also expand the scope of the current CSO’s responsibilities to cover any such additional user.

BIA Refinery

BPGIC is in discussion with BIA to develop and operate the BIA Refinery at minimal cost to BPGIC. BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that BIA will finance and arrange the development, construction and commissioning of a modular refinery on a parcel of BPGIC’s land. BPGIC anticipates that BIA will engage an EPC contractor to design and procure construction and commission of the BIA Refinery. The parties have extended their deadline to negotiate the Refinery Operations Agreement to the Second Quarter of 2021. BPGIC currently projects that the BIA Refinery will be completed by the First Quarter of 2022. The BIA Refinery is expected to be among the first refineries in the MENA region capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel. The facility is expected to have an initial production capacity of 25,000 b/d.

Capital Expenditure

The expected capital expenditure by BPGIC in connection with the BIA Refinery is minimal.

Key Features and Components

The key proposed features of the BIA Refinery:

●	will be capable of producing IMO 2020 compliant 0.5% sulphur shipping fuel; and

●	modular design will permit future expansion.

Proposed Phase II

Scope

Phase II is currently being constructed adjacent to Phase I on the remaining land available under the Phase I & II Land Lease. BPGIC had a soil investigation report completed for the land, which determined that the land was adequate for the purposes of construction and the operation of the facilities. Phase II involves the construction of (i) four crude oil storage tanks with a projected aggregate geometric storage capacity of 0.431 million m3; (ii) four crude/fuel oil storage tanks with a projected aggregate geometric storage capacity of 0.171 million m3; (iii) the Phase II Internal Manifold to service only crude oil; and (iv) the associated infrastructure and facilities, including two new crude oil pipelines and four new pumps to carry crude oil between the Phase II Internal Manifold and Matrix Manifold 2. Portions of the infrastructure to support the two new crude oil pipelines and the Phase II Internal Manifold were developed during Phase I. Each of the four crude/fuel oil storage tanks is expected to be capable of storing crude and fuel oils; however, BPGIC, BIA and the Phase II End User currently intend to use this storage capacity primarily to store and blend crude oil. BPGIC considered Phase II when developing its plan for Phase I, and constructed infrastructure to accommodate the needs of Phase II and will not need to substantially reconfigure its facilities or install additional generators in order to construct and operate the proposed facilities.

Capital Expenditure

The expected capital expenditure in respect of Phase II is $161.7 million, consisting of construction costs of $150.0 million and capitalised interest and land lease and consultancy charges of $11.7 million. The expected capital expenditure will be funded by:

●	drawings of $85 million under the Bond Financing Facility; and

●	shareholders contributions, proceeds of the Business Combination, and internally generated cash flow in the aggregate amount of $76.7 million.

Of the $161.7 million expected capital expenditure in respect of Phase II, $39.2 million was paid in the year ended December 31, 2019, $81.2 million was paid in the year ended December 31, 2020, and the balance is expected to be paid out before the end of first half of 2021.

Key Features and Components

The key proposed features of Phase II include:

●	all eight oil storage tanks will be inter-connected via the Phase II Internal Manifold;

●	the pumping and stripping systems of the Phase II Internal Manifold will be equipped with fine stripping systems to minimize energy costs, lower loss ratios and remote changes on product contaminations;

●	the cranes of the Phase II Internal Manifold will allow the Company to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	each of the two piggable crude oil jetty pipelines will be directly connected between the Phase II Internal Manifold and Matrix Manifold 2, lowering loss ratios and contamination risks;

●	the Company will be able to perform up to six simultaneous operations in Phase II, including tank-to-tank transfers, recirculations, blending, heating, loading and discharging, which would permit the Company to service multiple user orders during the same time period; and

●	four of the oil storage tanks will be constructed to permit conversion between crude oil and fuel oil products, allowing the Company to adjust its services to meet changing market demands.

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

Proposed Phase II Internal Manifold

As a part of the construction of the Phase II Internal Manifold, the Company plans to install two piggable jetty pipelines and four pumps to transport crude oil from the BPGIC Terminal to the Port of Fujairah’s berths. The infrastructure to support the pipelines was built during Phase I. The four proposed pumps are expected to facilitate on-loading operations from the Phase II Internal Manifold by pumping crude oil through one or more of the two proposed piggable crude oil jetty pipelines to Matrix Manifold 2. Each of the four pumps is expected to be capable of transporting product at a flow rate of 4,000 m3/hr and at a combined flow rate of 16,000 m3/hr. The Company plans to also utilize these pumps to facilitate inter-tank transfers, blending and other transfers throughout the terminal.

Similar to the Phase I Internal Manifold, the Phase II Internal Manifold is expected to have general and fine stripping systems.

Proposed Blending of Crude Oil

Phase II is expected to have state-of-the-art blending capabilities, similar to Phase I, which would allow it to achieve high levels of accuracy in meeting customer blending specifications.

The Company plans to blend various grades of crude oil to achieve customer specifications, including to attain specified properties for vapor pressure, viscosity, sulfur content and salt content.

Development and Implementation

In an effort to de-risk the construction of Phase II, BPGIC entered the Phase II EPC Agreement with Audex for the construction of Phase II (including all its component parts and associated infrastructure) on a fixed price lump sum basis. The Phase II EPC Agreement also includes a clause for liquidated damages if the contractor fails to complete the work within the schedule in the Phase II EPC Agreement. Phase II work commenced in September 2018 and is expected to be completed by the end of the Second Quarter of 2021. The Company commenced hydrotesting of the Phase II facility in August 2020. BPGIC also entered into the Phase II Project Management Agreement with MUC, the same advisor that designed the facilities for the Port of Fujairah and the BPGIC Terminal, so that MUC could manage the construction plan of Phase II.

The description of the Phase II EPC Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.54.

Off-take and Sales Arrangements

On June 27, 2018, BPGIC entered into the Phase II End User Agreement with the Phase II End User. The Phase II End User agreed to lease all eight oil storage tanks in Phase II once Phase II becomes operational.

In September 2019, with the consent of the Phase II End User, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC agreed to lease the Phase II facility, once operational, to BIA on identical price terms and otherwise substantially similar terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. Once Phase II becomes operational, BIA is required to pay (i) a monthly fixed storage fee to lease all of Phase II’s storage capacity and (ii) monthly variable ancillary service fees for the following ancillary services: throughput, blending, heating and inter-tank transfers. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Because BIA subleases the facility to the Phase II End User, BPGIC’s monthly revenue for ancillary services will depend on the extent to which the Phase II End User utilizes the ancillary services. Notwithstanding the sublease, BIA’s obligation to pay both the monthly fixed storage fee and the ancillary services fees to BPGIC is independent of the Phase II End User’s obligation to pay, and actual payment to, BIA. For more information regarding the Phase II Customer Agreement, see “Item 10.C Material Contracts—Phase II End User Agreement and Phase II Customer Agreement”.

Proposed Phase III

The Company is in the advanced stages of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. On October 1 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 and additional refinery capacity of 180,000 b/d.

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

The Company is committed to improving its security on an ongoing basis, while assuring quality service and continued customer satisfaction. The Company’s corporate security policy is designed to protect the Company’s personnel, assets, reputation and customers’ interests by employing the highest corporate, ethical and operational standards to meet the Company’s vision of excellence.

The Company’s security and business resilience objectives are met through the implementation of a planned set of security standards initiatives and internal programs. These are consistent with the relevant international security legislation and appropriately recognized and accredited quality management systems. All Phase I oil storage tanks are certified to the relevant NFPA, American Petroleum Industry and international standards. In accordance with NFPA standards, all Phase I oil storage tanks have been constructed to withstand high levels of radiation.

Regulations of the Company

The Company’s operations are subject to various laws, standards and regulations relating to the oil and gas industry. The Company’s operations are extensively regulated by national and local authorities in the UAE, including with respect to labor, health, safety, environment and licensing requirements. Additional requirements may also be imposed on the Company in connection with new or existing operations, including as a result of different or more stringent interpretation or enforcement of existing laws and regulations or a change in the laws and regulations. These additional requirements may not be anticipated by us. As a consequence, the Company may need to change its operations significantly or incur increased costs in order to comply with such requirements. Compliance with any additional environmental requirements may be costly and time-consuming. In addition, violations of any new or existing requirements could result in substantial fines or liabilities; delays in securing, or the inability to secure and maintain, permits, authorizations or licenses necessary for the Company’s business; injunctions; reputational damage; and other negative consequences, which may result in lost revenue and reputational damage.

The Company is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. Non-compliance with environmental regulations could result in severe fines, increased costs, and suspension or permanent shut down of activities. The Company’s operations are subject to the environmental risks inherent in the oil and gas sector. The Company’s operations are or may become subject to laws and regulations, including applicable international conventions, controlling the discharge of materials into the environment, pollution, contamination and hazardous waste disposal or otherwise relating to the protection of the environment.

Specifically, the Company is subject to environmental laws and regulations in the UAE. Environmental laws and regulations applicable to the Company’s business activities, or which may become applicable, could impose significant liability on the Company for damages, clean-up costs, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of operations. To date, such laws and regulations have not had a material adverse effect on the Company’s operating results, and the Company has not experienced an accident that has exposed it to material liability arising out of or relating to discharges of pollutants into the environment. However, there can be no assurance that such accidents will not occur in the future. Legislative, judicial and regulatory responses to such an incident could substantially increase the Company’s and/or the Company’s clients’ liabilities. In addition to potential increased liabilities, such legislative, judicial or regulatory action could impose increased financial, insurance or other requirements that may adversely impact the entire oil industry.

The legal frameworks in the UAE for environmental protection are under continual development and, in time, relevant legislative bodies may impose stricter environmental regulations or apply existing regulations more strictly, including regulations regarding discharges into air and water, the handling and disposal of solid and hazardous waste, land use and reclamation and remediation of contamination. Compliance with environmental laws, regulations and standards, where applicable, may require the Company to make significant capital expenditures, such as the installation of costly equipment or operational changes. These costs could have a material adverse effect on the Company’s business, financial position, results of operation and prospects. Any failure to comply with applicable laws and regulations may result in reputational damage to us, administrative and civil penalties, criminal sanctions or the suspension or termination of the Company’s operations. Failure to comply with these statutes and regulations may subject the Company to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on the Company’s financial position, operating results and cash flows. New laws and government regulations or changes to existing laws and government regulations may add to costs, limit the Company’s operations or reduce demand for the Company’s services.

Environmental, Health and Safety, and Maintenance Matters

The Company is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. The Company is also subject to health and safety regulations in the UAE, including, among other things, noise, workplace health and safety and regulations governing the handling, transport and packing of hazardous materials. Compliance with these laws and regulations may require the attainment of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into or onto to the land, air and water; restrict the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection; and require remedial measures to mitigate pollution from former and on-going operations. These laws and regulations are subject to change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require the Company to incur expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of the Company’s operations. These impacts could directly and indirectly affect the Company’s business, and have an adverse impact on its financial position, results of operations and liquidity.

The Company’s facilities are in substantial compliance with applicable environmental and other laws and regulations, including security and safety at work laws. However, these laws and regulations are subject to change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require the Company to incur expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of the Company’s operations. Additionally, a discharge of hazardous waste into the environment could, to the extent that the event is not fully insured, subject the Company to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for personal injury and property damage. These impacts could directly and indirectly affect the Company’s business, and have an adverse impact on its financial position, results of operations and liquidity. See “Item 3.D Risk Factors — Risks related to BPGIC and BPGIC III — The Company may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to its business”.

The Company has a corporate health and safety program to govern the way it conducts its operations at its facilities. Each of its employees and consultants is required to understand and follow the health and safety plan and have the necessary training for certain tasks performed at the facilities. The Company performs preventive and normal maintenance on all of its oil storage tanks and systems and makes repairs and replacements when necessary or appropriate. The Company also conducts routine and required inspections of such assets in accordance with applicable regulation. Most of the oil storage tanks are equipped with internal floating roofs in accordance with industry requirements to minimize regulated emissions and prevent potentially flammable vapor accumulation. The soil surrounding the oil storage tanks is capable of resisting oil penetration and has an oil leakage detection system in place, which is intended to minimize the effects of any oil leakage and potential oil pollution. The terminal facilities also have response plans, spill prevention and control plans, and other programs in place to respond to emergencies.

Information Technology and Operating Systems

The BPGIC Terminal’s IT systems, including the IT systems in the Company’s operational control room, are configured to remain in operation, including under abnormal conditions. Appropriate manual backup procedures and automatic processes have been devised to support the terminal’s operations in case of any unexpected system downtime or failure. The terminal’s four physical servers have redundant power supply sources and there is an on-site standby server to accommodate for a server shutdown. The majority of the Company’s IT systems have been provided by the ABB Group and Intelex Technologies, Inc.

In order to prevent both a disruption of the Company’s operations as well as to safeguard users’ data, automatic and manual data back-up procedures and recovery plans are in place to save and restore data and systems. System data and network device configurations are saved on external hard-disk drives and secured by third-party cloud service providers. The IT operations are maintained on a 24/7 basis, with automatic monitoring of all systems, emergency and standby duties, and third-party support and maintenance agreements in place where needed. The network infrastructure is periodically tested to ensure compliance with applicable security and performance requirements and appropriate tests are performed to ensure system security and performance are not compromised in connection with any updates to the IT infrastructure.

Any system interruptions caused by telecommunications failures, computer viruses, software errors, third party services, cloud computing providers, cyberattack or other attempts to harm our systems can result in the unavailability or slowdown of our IT systems.

In order to ensure a high degree of IT security, the Company has procedures in place to prevent external threats to the IT systems. All files and emails exchanged over the Company’s network are scanned. A web filtering policy in the firewall prevents access to websites with vulnerabilities. A centrally managed anti-virus software with daily reporting of threats and vulnerabilities is installed in all user machines and servers at the BPGIC Terminal. In addition, the network is logically segmented between users, employees and network guests and provides different levels of access to different users. For more information regarding the risks associated with the Company’s information technology and operating systems, see “Item 3.D Risk Factors — Risks related to BPGIC and BPGIC III — The Company is dependent on its IT and operational systems, which may fail or be subject to disruption”.

The Company installed an online ordering system, which will enable users to place storage, heating and blending orders and track order statuses in real-time. For more information regarding the customer ordering process, see “Item 4.B— The BPGIC Terminal — Phase I — Customer Ordering Process”.

Employees

As at December 31, 2018, the Company employed 15 employees and 48 contractors. As at December 31, 2019, the Company employed 16 employees and 47 contractors. As at December 31, 2020, the Company employed 20 employees and 50 contractors. As of December 31, 2020, the 50 contractors were engaged under third-party outsourcing contracts and the 20 employees were engaged under individual employment contracts. See “Item 6.D Directors, Senior Management and Employees — Employees” for additional information regarding the Company’s employees.

Insurance

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

Premiums are allocated based on the insured values, history of claims and type of risk. The Company believes that the amount of coverage provided is comprehensive and appropriate for its business.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

C. Organizational structure

Brooge Energy Limited is a holding company with six direct and indirect wholly-owned subsidiaries:

●	Brooge Petroleum and Gas Investment Company FZE, incorporated in 2013 in the Fujairah Free Zone, UAE, to provide oil storage, heating and blending services;

●	BPGIC International (f/k/a Twelve Seas Investment Company), a Cayman Islands exempted company, a former special purpose acquisition company, incorporated in 2017 in the Cayman Islands;

●	Brooge Petroleum and Gas Investment Company Phase III FZE, incorporated in 2020 in the Fujairah Free Zone, UAE to provide oil storage, heating and blending services;

●	Brooge Petroleum and Gas Management Company Ltd, incorporated in 2020 in the Dubai International Financial Centre; and

●	BPGIC Phase 3 Limited, an offshore company incorporated in 2020 in Jebel Ali Free Zone Authority.

●	Brooge Petroleum and Gas Investment Company FZE - Branch of Abu Dhabi 1 incorporated in 2018 in the Abu Dhabi, UAE.

The Company’s current organizational chart is set forth below.

All of the Company’s business is currently conducted through BPGIC and once Phase III is ready through BPGIC and BPGIC III.

D. Property, plants and equipment

The Company has its headquarters in Fujairah, United Arab Emirates. The table below summarizes its facilities as of December 31, 2020.

		Gross Area (square		Lease period
Country	Location	meter)	Use	Start	End
UAE	Port of Fujairah	153,916.93	Site of oil storage tanks and administrative building	On or around 3/10/2013	On or around 3/31/2073(1)
UAE	Port of Fujairah	450,074.73	Intended site of additional oil storage tanks and refinery	On or around 2/2/2020	On or around 2/2/2080(2)

(1)	The lease ends on or around 3/31/2073 after giving effect to an automatic 30 year extension after the initial 30 year term ends on or around 3/31/2043.

(2)	The lease ends on or around 2/2/2080 after giving effect to an automatic 30 year extension after the initial 30 year term ends on or around 2/2/2040.

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

BPGIC began paying rent under the Phase I & II Land Lease in 2014. The rent for 2020 was $2,359,589.56 and rent increases by 2 percent per annum. Payments are required to be made in advance (the time period of which is unspecified) in four equal quarterly instalments. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The Phase I & II Land Lease required BPGIC to enter into the Port Facilities Agreement, which grants it certain usage and access rights in connection with the Port’s facilities. The initial term of the Port Facilities Agreement, which BPGIC entered into on March 31, 2016, is 25 years and it automatically renews for another 25 years at the end of its initial term. The Port Facilities Agreement requires BPGIC to pay certain fees in connection with the use of the Port of Fujairah’s facilities; however, the Phase I Customer Agreement and the existing Commercial Storage Agreements provide that any fees charged by the Port of Fujairah in respect of services provided to BIA or the existing Storage Customers, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by BIA or the existing Storage Customers, respectively. Currently, the Phase I sublessees send BIA any such amounts to be paid, BIA delivers any such amounts to BPGIC, and BPGIC then sends such amounts to the Port. Once the BIA Refinery and Phase II become operational, BPGIC expects to follow a similar approach with BIA and the Phase II End User. The existing Storage Customers deliver any amounts payable to the Port of Fujairah to BPGIC, which passes the payments on to the Port. Pursuant to the Port Facilities Agreement, BPGIC is required to pay such amounts and is responsible for such amounts irrespective of whether the existing Storage Customers, the Phase I sublessees, the Phase II End User, or BIA pay such fees.

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

Phase III

Phase III Land Lease

On February 2, 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The agreement provides for an initial 30 year term with an automatic 30 year renewal. Upon mutual agreement of the parties, the term of the Phase III Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties. BPGIC will begin paying rent under the Phase III Land Lease on the earlier of the date that is 18 months from the date of the Phase III Land Lease and the commissioning of the Phase III facility. The initial annual rent will be $6,126,467 and rent increases by 2 percent per annum. All amounts in respect of rent for each quarter shall be invoiced by and paid to FOIZ in AED by immediately available funds due net 30 days after receipt of invoice. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The description of the Phase III Land Lease does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.84 and the novation agreement relating thereto, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.95.

The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 and additional refinery capacity of 180,000 b/d. A FEED study for Phase III was completed in 2020 and preconstruction work, including commencement of a Soil Investigation and an Environmental Impact Assessment (EIA) report, commenced in October 2020. Currently, the Company plans to use the Phase III Land to further increase its crude oil storage and refinery services capacity.

Scope

The Company is in the FEED stage of planning Phase III. The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 and additional refinery capacity of up to 180,000 b/d. The Company had an initial technical design with different layout options completed for the Phase III Land.

Capital Expenditure

As the Company is in the preconstruction stages of Phase III, it is not possible to reliably estimate the related capital expenditures. However, the Company anticipates the cost per m3 of Phase III to be approximately equal to the cost per m3 of Phase I and Phase II. As of the date of this Report, the Company does not yet have any planned capital expenditures in connection with Phase III, other than the costs of the recently completed FEED studies and the preconstruction cost, being the soil investigation and Environmental Impact Assessment activities.

Design

A FEED study for the Phase III Land was recently completed. The FEED study, in parallel with prospective end-user discussions, will enable the Company to determine the optimal layout and product mix. Currently, the Company plans to use the Phase III Land to further increase its crude oil storage and services and refinery capacity.

Note: Illustrative Phase III plan may vary. Blueprint subject to change based on FEED results which are currently under evaluation.

The Company engaged MUC for the FEED process, the same advisor that designed the facilities for the Port of Fujairah, Phase I and Phase II, to create proposals for the design of Phase III.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BROOGE ENERGY LIMITED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those described under “Item 3.D Risk Factors” and elsewhere in this Report. See “Cautionary Note Regarding Forward-Looking Statements”.

In this section, references to the “Company,” “we,” “us,” and “our” are intended to refer to Brooge Energy Limited, unless the context clearly indicates otherwise.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is presented below in nine sections, as follows:

●	Overview

●	Key Factors Affecting Our Results of Operations

●	Business Combination and NASDAQ Listing Transactions

●	Operating Results

●	Liquidity and Capital Resources

●	Trend Information

●	Tabular Disclosure of Contractual Obligations

●	Off Balance Sheet Commitments and Arrangements

●	Critical Accounting Policies and Critical Accounting Estimates

OVERVIEW

The Company is a company with limited liability registered as an exempted company in the Cayman Islands. The Company was incorporated on April 12, 2019 for the sole purpose of consummating the Business Combination. On April 15, 2019, BPGIC entered into the Business Combination Agreement with Twelve Seas, a company then listed on NASDAQ, the Company and BPGIC FZE’s shareholders.

The business combination was accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, the Company and Twelve Seas are treated as the “acquired” company. This determination was primarily based on BPGIC FZE comprising the ongoing operations of the combined company, BPGIC FZE’s senior management comprising the senior management of the combined company, and BPGIC FZE’s shareholders having a majority of the voting power of the combined company. For accounting purposes, BPGIC FZE is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of BPGIC FZE. Accordingly, the consolidated assets, liabilities and results of operations of BPGIC are the historical financial statements of the combined company, and the Company’s and Twelve Seas’ assets, liabilities and results of operations are consolidated with BPGIC beginning on the acquisition date.

As a result of the Business Combination, the Company became the ultimate parent of BPGIC and Twelve Seas on the acquisition date, December 20, 2019. The Company’s Ordinary Shares and Warrants are traded on the Nasdaq Capital Market under the ticker symbols “BROG” and “BROGW,” respectively.

Following the Business Combination, the Company became an independent oil storage and service provider, through its wholly-owned subsidiary, BPGIC. Unless otherwise indicated, for the purposes of this Item 5. Operating and Financial Review and Prospects, we collectively evaluate the business as “group” business consisting of the Company, Twelve Seas and BPGIC (the “Group”).

The Group’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. BPGIC has a 60-year lease of land for its operations located in close proximity to the Port of Fujairah’s berth connection points. The Group is initially developing the BPGIC Terminal’s storage capacity in two phases, Phase I, which is already operational, and Phase II, which is under construction, and simultaneously with BIA, is working on developing the BIA Refinery, a modular refinery. Phase I commenced operations in December 2017 and Phase II is currently under construction. BIA and BPGIC are currently negotiating the terms of the Refinery Operations Agreement and have agreed to extend the period for their negotiations until the Second Quarter of 2021.

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

Note on Restatement of Audited Consolidated Financial Statements as of and for the Period Ended December 31, 2019

On November 16, 2020, the audit committee of the Company’s board of directors, in consultation with the Company’s management, concluded that the Company’s previously issued audited consolidated financial statements as of and for the period ended December 31, 2019 should no longer be relied upon because the Company had concluded that the warrants issued by it should have been accounted for as a derivative liability rather than equity.

On November 18, 2020, the Company announced that the adjustments required to correct this error would reduce equity by $15,709,460 and increase current liabilities by $15,709,460 after taking into account non-cash income of $1,273,740 related to changes in the estimated fair value of derivative warrant liability.

On November 27, 2020, the Company issued restated audited consolidated financial statements as of and for the period ended December 31, 2019.

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

In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. In April 2020, BPGIC entered into the Super Major Agreement, a storage contract until November 8, 2020 with the Super Major for storage agreement of 61,072 m3 as on April 28, 2020 with additional 67,928 m3 starting May 8, 2020 resulting into total committed capacity of 129,000 m3. This was done with approval from BIA which has an option to lease back the capacity upon termination of the Super Major Agreement. In November 2020, the Super Major Agreement was not renewed by mutual agreement.

However, from November 2020 till March 2021, the Company entered into the nine Commercial Storage Agreements with the Storage Customers, eight of which agreements are still in effect. Four of the eight Commercial Storage Agreements each have a six months term, subject to an additional six month renewal, one agreement has a six months term, subject to an additional three months renewal, another agreement has a five months term, subject to an additional three months renewal, another agreement has a three months term, subject to an additional three months renewal, and the remaining agreement has a two months term, subject to additional two months renewal. These eight agreements are spread tank wise within a total of five reputed customers.

These Commercial Storage Agreements have much higher monthly, fixed storage fees compared to the Super Major Agreement, which will increase the Company’s fixed revenues by 40% to 45%.

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

Pursuant to the Phase II End User Agreement, the Phase II End User is not expected to begin occupying the Phase II facility or using BPGIC’s services until the Phase II facility is operational which is currently estimated to occur in the Third Quarter of 2021. Once the Phase II facility is operational, the Phase II End User will utilize the facility as the sub-lessee of BIA who will be the direct customer of BPGIC.

The operational commencement of the BIA Refinery is currently anticipated to occur in the First Quarter of 2022.

Customer Concentration

Until April 2020, BIA was the Group’s only customer and the Group was reliant on it for all of its revenues. For the year ended December 31, 2018, the Initial Phase I End User accounted for 100 percent of the Group’s revenues. For the year ended December 31, 2019, the Initial Phase I End User and BIA collectively accounted for 100 percent of the Group’s revenues. In April and May 2020, BIA agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. This release expires in May 2021. In December 2020 and February 2021, BIA agreed to release an additional aggregate of 270,324, being the remainder of the total Phase I capacity, back to BPGIC. These releases end on dates ranging from June 2021 to August 2021, subject to an additional extension for six months in each case.

Pursuant to the Super Major Agreement, BPGIC leased the 129,000 m3 capacity to the Super Major. The Super Major Agreement was renewable for an additional six months with the mutual agreement of the parties. In November 2020, the Super Major Agreement was not renewed by mutual agreement.

From November 2020 till March 2021, the Company entered into the nine Commercial Storage Agreements with the Storage Customers, eight of which agreements are still in effect. The Company has leased the entirety of the Phase I capacity released back to it to the existing Storage Customers pursuant to the eight Commercial Storage Agreements. These eight Commercial Storage Agreements have much higher monthly fixed storage fees compared to the Super Major Agreement, which will increase the Company’s fixed revenues by 40% to 45% and at the same time mitigate the risk of concentration. In addition, the Company has recently received further enquiries for storage, and has been evaluating such enquiries with a view towards further mitigating or eliminating its customer concentration risk at the end of renewed tenors.

Currently, the Group’s monthly revenue is primarily driven by the monthly fixed storage fee it charges BIA and the existing Storage Customers to use all of Phase I’s storage capacity, which remains the same each month irrespective of whether they utilize any storage capacity. The fixed storage fee, which is billed monthly in advance, represents the lease of storage capacity and the service provided to the customer for handling an agreed level of throughput of fuel oil and clean products. The Group’s monthly revenue is impacted by the monthly variable ancillary service fees it charges BIA, which would vary each month based on BIA’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers. BPGIC’s monthly revenue ultimately varies based on BIA’s end users’ and the existing Storage Customers’ usage of the ancillary services.

On February 23, 2020, BPGIC entered into the Refinery Agreement with BIA, which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery. The parties agreed to negotiate the Refinery Operations Agreement, consisting of a sublease agreement and a joint venture agreement, to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery. The terms of the Refinery Operations Agreement are still under negotiation and the parties have agreed to extend the period for their negotiations until the Second Quarter of 2021. The Group expects the BIA Refinery to commence operations and BIA’s payment obligations under the Refinery Operations Agreement to begin in the First Quarter of 2022, at which time the BIA Refinery will begin generating revenue.

Including BIA and the existing Storage Customers, the Company has diversified its customer base compared to prior to November 2020 when BIA was the sole major customer along with the Super Major. For Phase II and the BIA Refinery, BIA will continue to be the sole customer wherein BIA is expected to sublease the facilities to multiple end users.

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

The Group’s direct costs, which are comprised principally of employee costs with related benefits and depreciation generally remain stable across broad ranges of activity levels at the terminal and, as discussed above, its storage fee revenues are fixed or will be fixed, as the case may be, pursuant to the Phase I Customer Agreement, the existing Commercial Storage Agreements, the Phase II Customer Agreement and the Refinery Operations Agreement. Accordingly, changes in the Group’s operating margins are largely driven by the amount of ancillary services provided and the fees the group earns for such services. During the year ended December 31, 2019, the Group incurred cash expenses of $3.2 million as expenses incurred in connection with Brooge Energy Limited’s listing on NASDAQ. In addition, the Group, in accordance with the requirements of IFRS, has recorded a non-cash expense as listing expenses to the extent of $98.6 million which is the difference between the fair value of the 10.9 million Ordinary Shares (including 1.6 million Ordinary Shares held in escrow) issued to Twelve Seas’ shareholders in the Business Combination and the fair value of the net assets of Twelve Seas acquired at the time of Business Combination which had a significant impact on fiscal year 2019’s profitability. The listing expenses also include the fair value of 21.2 million warrants which were valued at a fair value of $0.8 per warrant amounting to $16.9 million.

During the year ended December 31, 2020 there was no impact on account of such listing expenses as there were no combination activities, unlike 2019. Once the BIA Refinery and Phase II facility are operational, our mix of relatively fixed revenue and variable revenue will also depend on ancillary service requirements for the BIA Refinery and the Phase II End User as the sub-lessee of the Phase II facility.

National and International Expansion

The Group’s future revenue growth and results of operations will depend on its ability to secure additional land and develop additional facilities or acquire existing facilities on commercially favorable terms both in the UAE and outside the UAE. The Group operates in a capital-intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the expansion of existing terminal facilities and the development and acquisition of new terminal facilities. Accordingly, the Group’s successful expansion also depends on its ability to generate or obtain funds sufficient to make significant capital expenditures.

Oil Market Pricing Structure

Increases or decreases in the price of crude oil has some impact on end-user demand for our ancillary services, unlike demand for storage which is fully contractually committed at fixed rates. For instance, when the expected future price for an oil product is believed to be higher than the current market price for that product, it is said to be in a “contango market”. In such a market, oil traders are more likely to store the product and put a hold on processing the product via ancillary services, until there is an upward revision in prices. Vice versa if the expected future price for an oil product is believed to be lower than the current market price for that product, it is said to be in a “backwardation market”. In such a market, oil traders are more likely to process the product via ancillary services in order to sell at the current market price, rather than store the product when future prices are expected to be lower. However, there is reduction in ancillary services in the last quarter billing. However, we expect the same to increase in line with previous periods. The Group is continuously monitoring the market and is in constant touch with the Phase I and Phase II end users for the same.

Phase II

In September 2019, BPGIC entered into the Phase II End User Agreement, a five-year lease and service agreement, with BIA. Pursuant to the Phase II End User Agreement, the term and the payment and performance obligations thereunder will commence upon the completion of Phase II facilities. Fees under the Phase II End User Agreement are comprised of (i) a monthly fixed fee to use BPGIC’s Phase II storage capacity (regardless of whether the Phase II End User uses any storage capacity) and (ii) monthly variable fees based on the Phase II End User’s usage of ancillary services comprising throughput, blending, heating and inter-tank transfers.

BIA Refinery

On February 23, 2020, BPGIC entered into the Refinery Agreement with BIA, which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the refinery. Due to the COVID-19 pandemic, the parties agreed to extend the period for their negotiations until the Second Quarter of 2021 and negotiations remain ongoing.

Phase III & Refinery

The Group is in the early stages of pursuing a further major expansion near its existing facilities, which it refers to as Phase III. Phase III alone could be three times the size of the Company’s projected operations post-Phase II and post-the initial refinery phase. Concurrently, the Group is in discussions with top global oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility. As of the date of this Report, the group does not yet have any planned capital expenditures in connection with Phase III. The only recognized expenses in Phase III is the FOIZ rental which, as per the agreement, would be AED 50 m2 for 450,075 m2 per annum with 2% annual increase. However, this rent started to accrue from 2020 but the first rental payment will only be after the end of 18 months from the agreement date or first commissioning of the plant whichever happens earlier.

In addition to Phase III, the Group will continue to pursue additional projects within the Fujairah market, either through joint cooperation with parties who have land leases or through efforts to secure additional land itself in Fujairah. The Group already has in place contracts with existing customers and is working towards enhancing the relationship for additional ancillary and other services.

BUSINESS COMBINATION AND NASDAQ LISTING TRANSACTIONS

On December 20, 2019, pursuant to the Business Combination Agreement, among other things:

(i)	Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity and a wholly-owned subsidiary of the Company (under the name BPGIC International), with the holders of Twelve Seas’ securities receiving substantially equivalent securities of the Company (the “Merger”); and

(ii)	the Company acquired all of the issued and outstanding ordinary shares of BPGIC (the “Purchased Shares”) from BPGIC Holdings in exchange for Ordinary Shares of the Company, with BPGIC becoming a wholly-owned subsidiary of the Company (the “Acquisition”).

Twelve Seas was incorporated under the laws of the Cayman Islands on November 30, 2017. It was listed on the Nasdaq Capital Market and was a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Merger Sub was incorporated in April 2019 solely to effectuate the Business Combination. From its formation through the Closing, Merger Sub owned no material assets and did not operate any business. Upon Closing, Merger Sub merged with and into Twelve Seas and ceased to exist as a separate entity.

The Merger and the Acquisition occurred simultaneously and their execution is interconnected, that is, the Acquisition could not occur without the Merger and vice versa, we consider the Merger and the Acquisition as one transaction.

Pursuant to the Business Combination Agreement:

(i)	each outstanding ordinary share of Twelve Seas was exchanged for one Ordinary Share of Brooge Energy Limited;

(ii)	each outstanding warrant of Twelve Seas was exchanged for one warrant of Brooge Energy Limited;

(iii)	each outstanding right of Twelve Seas was converted into one-tenth of an Ordinary Share of Brooge Energy Limited, rounded down to the nearest whole share per shareholder; and

(iv)	each outstanding unit of Twelve Seas was separated into its component parts and then exchanged for one Ordinary Share of Brooge Energy Limited, one warrant of Brooge Energy Limited and one-tenth of an Ordinary Share of Brooge Energy Limited.

Pursuant to the Business Combination Agreement, BPGIC Holdings had the right, at the sole election of BPGIC (the “Cash Election”), to receive a portion of the consideration for the Purchased Shares at the Closing as cash in lieu of receiving Brooge Energy Limited Ordinary Shares in an amount not to exceed 40% of the Closing Net Cash (with the “Closing Net Cash” being the aggregate cash and cash equivalents of Twelve Seas and Brooge Energy Limited as of the Closing, including remaining funds in the Twelve Seas’ trust account after giving effect to the redemption and the proceeds of any potential private placement financing, less unpaid expenses and liabilities of Twelve Seas and the Company as of the Closing, prior to giving effect to any Cash Election).

In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Sea’s initial public offering (“IPO”) exercised their right to redeem such shares at a price of $10.31684239 per share, for an aggregate redemption amount of approximately $175.36 million. In addition, 1,035,000 ordinary shares of Twelve Seas were forfeited by certain pre-IPO shareholders. Effective December 23, 2019, Twelve Sea’s ordinary shares, warrants, rights and units ceased trading, and were replaced by Brooge Energy Limited’s Ordinary Shares and Warrants on the Nasdaq Capital Market under the symbols “BROG” and “BROGW,” respectively.

The total consideration paid by the Company to BPGIC Holdings for the purchased shares was 98,718,035 Ordinary Shares and cash in the amount of $13,225,827.22. 20,000,000 of the Company’s Ordinary Shares otherwise issuable to BPGIC Holdings at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Seller Escrow Shares”) were instead issued to BPGIC Holdings in escrow, and are held by Continental, as escrow agent for the benefit of BPGIC Holdings, to be held and controlled, along with any other Escrow Property (as defined in the Seller Escrow Agreement and together with the Seller Escrow Shares, the “Seller Escrow Property”) by Continental in a separate segregated escrow account (the “Seller Escrow Account”), and released in accordance with the Seller Escrow Agreement.

The Seller Escrow Property will only become vested and not subject to forfeiture, and released to BPGIC Holdings, in the event that the Company meets the following performance or milestone requirements during the Seller Escrow Period, the period commencing from the Closing until the end of the twentieth fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing:

(i)	One-half of the Seller Escrow Property shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA (as defined in the Seller Escrow Agreement) for any full fiscal quarter during the Seller Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Seller Escrow Quarter”) equals or exceeds $175,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten Trading Days (as defined in the Seller Escrow Agreement) within any twenty Trading Day period during the Seller Escrow Period.

(ii)	All Seller Escrow Property remaining in the Seller Escrow Account shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA for any Seller Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten Trading Days within any twenty Trading Day period during the Seller Escrow Period.

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

Twelve Seas’ Initial Shareholders beneficially owned and were entitled to vote an aggregate of 5,175,000 ordinary shares that were issued prior to Twelve Seas’ IPO. Simultaneously with the execution of the Business Combination Agreement, the Initial Twelve Seas Shareholders entered into a letter agreement with Twelve Seas, the Company and BPGIC (the “Founder Share Letter”), pursuant to which the Initial Twelve Seas Shareholders agreed, effective upon the Closing, on a pro-rata basis among the Initial Twelve Seas Shareholders based on the number of Founder Shares owned by each of them, to (i) forfeit 20% of the Founder Shares owned by the Initial Twelve Seas Shareholders at the Closing and (ii) subject 30% of the Founder Shares owned by the Initial Twelve Seas Shareholders at the Closing (including any Ordinary Shares issued in exchange therefor in the Merger) to escrow and vesting and potential forfeiture obligations that are substantially identical to those that apply to the Seller Escrow Property as described above.

OPERATING RESULTS

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

Description of Operations

We conduct our operations through a dedicated operation team at the BPGIC Terminal. Our operations are categorized into two reported business services: Storage and Ancillary services.

Storage. We own terminal and storage facilities in the UAE in the emirate of Fujairah, currently with 399,324 m3 storage capacity for storage of clean oil and fuel oil. Upon completion of Phase II, the capacity of the BPGIC Terminal will be expanded by approximately 600,000 m3 increasing the total capacity of the BPGIC Terminal to approximately 1,000,000 m3. Phase III is projected to have a capacity of approximately 3,500,000 m3. From December 2017 when BPGIC began its operations to February 28, 2018, BPGIC limited the availability of its storage capacity to 40 percent to allow management to test all systems and make any necessary adjustments. On March 1, 2018, BPGIC increased the availability of its storage capacity to approximately 70 percent, and on April 1, 2018, to 100 percent, which remains the current storage capacity.

Ancillary Services. Ancillary services are further classified into four sub streams, Throughput, Blending & Circulation, Heating, and Intertank Transfer. We began offering ancillary services in April 2018 after management had completed its initial tests of the facility.

BPGIC charges BIA and the existing Storage Customers variable fees based on usage for the following ancillary services:

●

Throughput Fees. Pursuant to the Phase I Customer Agreement and the existing Commercial Storage Agreements, BIA and the Storage Customers, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month BIA and the existing Storage Customers are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. Both BIA and the Storage Customers are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessees and the existing Storage Customers utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths. Upon mutual agreement, BPGIC could charge a supplementary fee to the extent BIA or the existing Storage Customers exceed an agreed amount of throughput volume.

●	Blending & Circulation Fees. Pursuant to the Phase I Customer Agreement and the existing Commercial Storage Agreements, BIA and the existing Storage Customers, respectively, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per m3. BIA and the existing Storage Customers are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees, and the existing Storage Customers.

●	Heating Fees. Pursuant to the Phase I Customer Agreement, BIA is required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees. The existing Storage Customers do not contract for heating services.

●	Inter-Tank Transfer Fees. Pursuant to the Phase I Customer Agreement and the existing Commercial Storage Agreements, BIA and the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees and the existing Storage Customers.

Summary Financial Results

In $	For the year Ended December 31,
	2018	2019 (Restated)	2020
Revenue	35,839,268	44,085,374	41,831,537
Direct costs	(9,607,360)	(10,202,465)	(12,944,760)
GROSS PROFIT	26,231,908	33,882,909	28,886,777
Listing Expenses	-	(101,773,877)	-
General and administrative expenses	(2,029,260)	(2,608,984)	(6,456,884)
Finance costs	(6,951,923)	(5,730,535)	(8,306,150)
Change in estimated fair value of derivative warrant liabilities	-	1,273,740	2,547,542
Changes in fair value of derivative financial instruments	(1,190,073)	(328,176)	(340,504)
Other Income	-	-	828,332
PROFIT(LOSS) FOR THE PERIOD	16,060,652	(75,284,923)	17,159,113
PROFIT(LOSS) % to Revenue	45%	(171)%	41%

In the First Quarter of 2018, we began commercial operations of Phase I facilities at reduced storage capacity with no ancillary services to further test systems and make necessary adjustments. In the Second Quarter of 2018, we began operating at full storage capacity with complete ancillary services which resulted in an increase in revenue by $8.2 million and also corresponding increase in direct costs by $0.6 million. This resulted in an overall gross profit increase of $7.7 million for the year 2019 when compared to the year 2018.

As a consequence of the accounting for the Business Combination, there was a decrease in net profit from $16.1 million in 2018 to a net loss of $75.3 million in 2019. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on NASDAQ in 2019.

The Company’s gross profit reduced to $28.9 million in 2020 from $33.9 million in 2019 mainly due to a decrease in ancillary revenues and increase in direct costs attributable to cost of operations. In 2020 there was a net profit of $17.2 million as against a net loss of $75.3 million in 2019, as there was a business combination exercise in 2019 resulting in a one time extraordinary non-cash expense of $98.6 million, being the difference between the fair value of Ordinary Shares and warrants issued over cash consideration received as part of that Business Combination.

If that one time expense were disregarded, the Company would have made a net profit of $23.3 million in 2019, based on which our management has concluded a reduction in net profits by $5.4 million. This is again mainly due to a decrease in revenues of ancillary business which was still short in spite of increase in storage fees due to new contracts with the Supermajor and other oil storage customers.

Revenue

	For the Year Ended December 31,
Revenue Breakup	2018	2019	2020
Fixed consideration – leasing component	14,586,315	16,846,481	5,614,495
Fixed consideration – service component	6,158,667	7,112,959	19,716,671
Ancillary services	15,094,286	20,125,934	16,500,371
Total Revenue	35,839,268	44,085,374	41,831,537
Revenue Break Up %
Storage fee	58%	54%	61%
Ancillary Services fee	42%	46%	39%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Our revenue increased from $35.8 million in 2018 to $44.1 million in 2019 primarily because we operated Phase I at full storage capacity /for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018.

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

For the year ended December 31, 2019, storage fees comprised 54% of total revenue and ancillary service fees comprised 46% of total revenue while for the year ended December 31, 2018, storage fees comprised 58% of our total revenue and ancillary services fees comprised 42% of our total revenue. This change in revenue mix is primarily driven by the fact that only storage revenue was generated in the First Quarter of 2018 whereas both storage and ancillary services revenue were generated in the First Quarter of 2019.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

During the year 2020, there was a reduction in revenues of $3.8 million to $41.8 million in 2020 from $44.1 million in 2019 due to ancillary revenue for the year 2020 decreasing by $5.1 million to $14.9 million from $20.1 million in 2019. The reason for the decrease in ancillary revenues is when the Company with an intention to address the customer concentration risk from 2019, five new customers were taken on board by end of 2020 as against one in 2019. However, the new customers had no or minimal requirement of ancillary services as compared to BIA.

The decrease of $5.1 million was offset by $1.3 million from new contracts with new customers with higher storage rates and terms of agreement as compared with BIA. Ancillary services revenue also includes port charges of $1.6 million that are paid by the Company to the port authority and recharged to the customers.

Direct Costs

The consolidated entities direct costs pertain only to BPGIC because there is no revenue generated at the Brooge Energy Limited level. Direct costs are comprised principally of employee costs and related benefits, depreciation and, to a lesser extent, insurance and certain other miscellaneous operating costs.

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

	For the year Ended December 31,
Direct Costs $ for	2018	2019	2020
Employee costs & benefits	2,808,702	3,074,727	3,482,431
Depreciation	5,716,063	5,785,745	5,799,023
Port expenses	-	-	1,558,887
Spares and consumables	592,471	788,792	657,916
Insurance	377,053	323,702	397,976
Other expenses	113,071	229,499	1,048,527
Total Direct Costs	9,607,360	10,202,465	12,944,760

Year ended December 31, 2018 Compared to Year ended December 31, 2019

Direct costs increased by 6.2% from $9.6 million in 2018 to $10.2 million in 2019 primarily because we operated Phase I at full storage capacity for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018.

Though the total direct costs were consistent with just 6.2% increase, at individual expense category level, employee costs & benefits increased by 9.5% from $2.8 million in 2018 to $3.1 million in 2019 due to, among other things, an increase in number of staff and also an increase in the charges for outsourced staff.

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

Year ended December 31, 2019 Compared to Year ended December 31, 2020

There was an increase of total direct costs by $2.7 million from $10.2 million in 2019 to $12.9 million in 2020, representing a 27% over the previous year 2019. The major reasons for the increase are:

1.	$0.4 million increase in employee cost & benefits is mainly due to an increase in the cost of outsourced staff at the Fujairah plant in 2020 when compared to 2019.

2.	$0.8 million increase in other expenses is mainly attributable to a charge of $0.6 million being charged by FOIZ for the first time as disaster management charges based on the cover of the entire site a share of which is attributed to BPGIC based on the its current production capacity.

3.	Port charges of $1.6 million are shown which were netted off in previous years, the same amount has been billed to the customers as per the agreement.

Gross Profit

Year ended December 31, 2018 Compared to Year ended December 31, 2019

Following a gross profit of $26.2 million in 2018, BPGIC had a gross profit of $33.9 million in 2019. Revenue increased by $8.2 million and direct costs increased by $0.6 million resulting in an overall increase in gross profit of $7.7 million for 2019 over 2018. The increase is primarily attributable to the fact that in the First Quarter of 2018, we began commercial operations of Phase I facilities at reduced storage capacity with no ancillary services to further test systems and make necessary adjustments. In the Second Quarter of 2018, we began operating at full storage capacity with complete ancillary services.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

The Company’s gross profit decreased to $28.9 million in 2020 from $33.9 million in 2019 and this is mainly due to a decrease in ancillary revenues by $5.1 million, which is offset by an increase in storage revenues by $1.3 million and an increase in direct costs attributable to cost of production by $1.1 million as explained above.

Listing Expenses

The Company’s listing expenses are of a one-time non-recurring nature and only impacts the 2019 financial statements as the Company listed on NASDAQ in 2019.

For the year Ended December 31,
Listing Expenses $	2019
Fair value of 10,869,719 Ordinary Shares (including 1,552,500 Founder Escrow Shares) Issued to Twelve Seas at $10.49 per share	114,023,352
Fair value of 21,229,000 warrants at $0.80 per Warrant	16,983,200
Net Liability of Twelve Seas at Business Combination	680,081
Total Value of Consideration	131,686,633
Less
Proceeds received Post Merger Twelve Assets (Cash)	(33,064,615)
Listing Expenses Total (Non – Cash) – IFRS 2	98,622,018
Listing Expenses Total (Cash)*	3,151,859
Total Listing Expenses	101,773,877

*	Listing Expenses Total (Cash) represents promissory note of $1.5 million, fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the Group’s listing on the US market.
58

As per IFRS 2, the Ordinary Shares distributed at the time of Business Combination are valued at the fair value which was $10.49 as on December 19, 2019 and the fair value of the warrants is calculated at $0.80 per warrant. The difference between the fair value of the Ordinary Shares and warrants issued and the fair value of the net assets received amounting $98.62 million have been recognized as a listing expense. This is the primary reason for the substantial increase in indirect expenses and corresponding reduction in net profits resulting in a net loss of $75.2 million in 2019.

There was no listing expense during 2020 as it was a one time expense accounted due to Business Combination that occurred in 2019.

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

	For the year Ended December 31,
General & Administrative Expenses $	2018	2019	2020
Employee costs	1,178,919	1,471,974	2,001,934
Consultancy expenses	337,491	535,275	2,501,525
Insurance Charges	-	-	639,345
Committee expenses	-	-	354,169
Recruitment expenses	33,362	1,360	12,924
Travel and related expenses	11,515	52,506	154,336
Short-term leases	22,325	10,346	177,850
Advertisement, subscriptions & Committee Expenses	116,495	131,494	211,704
Printing and stationery	22,713	25,954	21,367
License costs	19,249	18,502	89,552
Communication expenses	19,773	35,465	49,105
Other expenses	267,418	326,108	243,073
Total G&A Expenses	2,029,260	2,608,984	6,456,884

Year ended December 31, 2018 Compared to Year ended December 31, 2019

General and administrative expenses increased by 28.6% from $2.0 million in 2018 to $2.6 million in 2019. The increased expenses consisted primarily of a 24.9% jump in employee costs and related benefits from $1.2 million in 2018 to $1.5 million in 2019. This was mainly due to increase in salaries of various staff in addition to bonus to some staff. Further, during 2019, there was some employee turnover that resulted in some employees with higher compensation than prior staff.

There was an increase in consultancy expenses by 58.6% from $0.34 million in 2018 to $0.54 million in 2019. This was mainly attributable to increase in statutory audit fees and lawyers’ fees pertaining to drafting of an offtake agreement with BIA plus other professional fees in terms of legal opinions in the normal course of business.

There was also an increase of 21.9% in other expenses from $0.27 million in 2018 to $0.33 million in 2019. This increase relates to committee expenses paid for or provided to board members of $0.07 million in 2019 which was nil in 2018.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

General and administrative expenses increased by $3.8 million or 147% from $2.6 million in 2019 to $6.5 million in 2020. The major reasons for this increase are:

1.	Increase in salaries and addition of new staff towards the mid of 2019 which resulted into an increase of $0.5 million in 2020 compared to 2019.

2.	There was an increase of $1.9 million in consultancy charges, which comprises of legal charges of lawyers and investor relations which were for a partial period in 2019 as compared to full year in 2020. This also includes an increase in audit charges during 2020 when compared to 2019.

3.	During the year 2020, the Company opted for an insurance cover of directors and key management liability for $0.6 million which was not taken in 2019 resulting in a straight increase. Also during the year 2020, board member fees of $0.4 million was accounted which was not there in 2019.

4.	In April 2020, the Company also leased an office for a period of one year with a rent of $0.2 million annually having an impact of $0.16 million in 2020.

5.	There was an increase in travel and subscriptions to the extent of $0.2 million during 2020 when compared to the year 2019.

Finance Costs

The Company’s finance costs consist of amortization of lease liability interest and interest expense under the Company’s Financing Facilities.

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

The Phase III Land Lease entered into in February 2020 has an initial term of 30 years, which is extendable for another 30 years. The Company has concluded that it has the right to use of the land and, accordingly, recorded a lease liability in accordance with IFRS 16. Given the Company’s use of the land, it is reasonably certain that it will continue to lease the land until the end of lease period (i.e. 60 years) and, accordingly, the lease rental amounts cover a period up to 60 years and are discounted at the rate of 13% as the incremental borrowing rate of the Company over 60 years.

	For the year Ended December 31,
Finance Cost $ for	2018	2019	2020
Interest on lease liability	1,387,612	1,412,796	2,041,006
Penalty Charges	-	-	706,643
Asset retirement obligation - accretion expense	-	-	79,555
Finance costs on Borrowings & Bank Charges	5,564,311	4,317,739	5,478,946
Total Finance Cost	6,951,923	5,730,535	8,306,150

Year ended December 31, 2018 Compared to Year ended December 31, 2019.

Finance costs decreased by 17.6% from $7.0 million in 2018 to $5.7 million in 2019. In 2018, finance costs consisted almost entirely of $5.6 million in finance costs on term loans under the Phase I Financing Facilities which was reduced to $4.0 million in 2019. This is mainly because during the period July 2018 there was a decrease in bank borrowing rates to EIBOR + 3% on loans from earlier EIBOR + 3.5% with minimum 5.5%. Also with payment of principal there was a reduction in principal which resulted in a decrease of interest amount on loans. There is $1.4 million in interest on lease liability that is almost same in both years 2018 and 2019.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

During the year 2020, there was an increase in finance cost by 45% in 2020 as compared to 2019 from $5.7 million in 2019 to $8.3 million in 2020. The main reasons for the increase in finance cost are:

1.	An increase in finance costs on borrowings & bank charges includes balance of prepaid documentation fees on Phase 1 term loan of around $0.5 million, which was expensed out in 2020 in full as the loan was settled in the month of November 2020, which contributed as a direct increase in 2020 as against 2019.

2.	The finance costs on borrowings & bank charges also includes an amount of $1.6 million, being interest for the year 2020 on the new $200 million Bond Financing Facility which was not there in 2019.

3.	Penalty charges for $0.7 million are the pre-settlement charges paid towards settlement of the Phase 1 loan in 2020.

4.	Accretion expense on asset retirement obligation relating to Phase I has been recognized of $0.07 million.

5.	There is an increase in interest on lease liability on account of Phase III land lease recognised as per IFRS 16. Interest on lease liability for Phase III amounting to $0.6 million was accounted for one month of December 2020 based on the lease commencement date assessed by management.

6.	The Company signed the Phase III Land Lease during the year 2020. As per the Phase III Land Lease, there is a rental free period for first 18 months until July 2021. However, as per IFRS 16, land lease interest and depreciation had to be accounted for one month of December 2020 even though the rental free period had not expired and there was no actual outflow of cash towards lease rentals. This reduced the overall net profit by $0.64 million in 2020.

Change in estimated fair value of derivative warrant liabilities

Year ended December 31, 2018 Compared to Year ended December 31, 2019.

The gain of $1.3 million results from the change in fair value of warrants issued by the Company on December 20, 2019.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

The gain of $2.5 million results from the change in fair value of warrants issued by the Company on December 20, 2019. The fair value of the warrants on December 31, 2019 was $0.74, which is further decreased on December 31, 2020 to $0.62, which resulted in a gain of $2.5 million on 21,228,900 warrants.

Net Profit (Loss)

Year ended December 31, 2018 Compared to Year ended December 31, 2019

As a consequence of the accounting for the Business Combination, there was a decrease in net profit from $16.1 million in 2018 to a net loss of $75.3 million in 2019. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on NASDAQ in 2019.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

During the year 2020, the Company generated net profit of $17.2 million, as against net loss of $75.3 million in 2019. As explained above, the loss in 2019 was primarily due to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the cash consideration received from Twelve Seas as a part of the Business Combination.

Ideally, the Company operates at a net profit ratio of roughly 55% to 60% but since there was a decline in sales revenue of ancillary business and an increase in expenses on account of pre-settlement charges and penalty on account of finance cost, the net profit ratio reduced to 41% in 2020.

Non-IFRS Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation, listing expenses and net change in the value of derivative financial instruments and derivative warrant liabilities. In addition to non-cash items, we have selected items for adjustment to EBITDA which management feels decrease the comparability of our results among periods. These items are identified as those which are generally outside of the results of day-to-day operations of the business. Except for listing expenses, these items are not considered non-recurring, infrequent or unusual, but do erode comparability among periods in which they occur with periods in which they do not occur or occur to a greater or lesser degree.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is calculated as net income add or subtract anomalies such as below or above market rents paid to related parties, below or above market compensation paid to employees, one-time expenses or revenue and then add personal expenses deducted by the business paid on behalf of its owners subtract interest expense, income taxes, depreciation, and amortization. Divided by gross revenue.

Discussion and Reconciliation

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

Our Adjusted EBITDA declined by $8.0 million in 2020 when compared to 2019 from $37.1 million (84.1% of revenue) for the year ended December 31, 2019 to $29.1 million (69.5% of revenue) for the year ended December 31, 2020. The main reasons for decline of Adjusted EBITDA in 2020 are:

1.	There was a net decline in revenue of $2.2 million in 2020. This $2.2 million was due to a decrease in ancillary business to the extent of $5.2 million during the last quarter of 2020 with an increase of $1.3 million in storage rental fixed revenues due to BIA releasing additional capacity of 124,854 m3 over and above the 129,000 m3 released earlier for the Super Major. And, also showing the port charges in 2020 as compared to netting of in previous years.

2.	Also, as explained in direct costs and general and administrative sections above, there is an increase of total direct costs by $2.7 million from $10.2 million in 2019 to $12.9 million in 2020 which is around 27% over the previous year 2019. Also, general and administrative expenses increased by 147% or $ 3.8 million from $2.6 million in 2019 to $6.4 million in 2020.

3.	This decline in revenue by $3.9 million and increase in expenses by $6.5 million contributed to the decrease in Adjusted EBITDA.

Adjusted EBITDA is not a financial measure presented in accordance with IFRS. Adjusted EBITDA should not be considered in isolation or as a substitute for or superior to analysis of our results, including net income, prepared in accordance with IFRS. Because Adjusted EBITDA is a non-IFRS measure, it may be defined differently by other companies in our industry. Our definition of this Non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing the utility. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

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

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable IFRS financial measure for the indicated periods:

	For the Year Ended December 31,
	$2018	2019	2020
Profit (loss) for the year/ period	16,060,652	(75,284,923)	17,159,113
Adjustments for:
Depreciation charge	5,716,063	5,785,745	5,799,023
Finance costs	6,951,923	5,730,535	8,306,150
Listing Expenses	-	101,773,877	-
Net changes in estimated fair value of derivative warrant liabilities	-	(1,273,740)	(2,547,542)
Net changes in fair value of derivative financial instruments	1,190,073	328,176	340,504
Total Adjustments	13,858,059	112,344,593	11,898,135
Adjusted EBITDA	29,918,711	37,059,670	29,057,248
Revenues	35,839,268	44,085,374	41,831,537
Adjusted EBITDA % of Revenues	83.48%	84.06%	69.46%

Inflation

Inflation in the UAE has not materially affected our results of operations in recent years. Although we have not been affected by inflation in the past, we may be affected if any of the countries in which we do business now, or in the future, experience high rates of inflation.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our capital requirements have primarily been for capital expenditures related to the development of Phase I and Phase II, debt service, operating expenses, and shareholder distributions. Historically, we have funded our capital requirements through the Financing Facilities and equity contributions. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through equity raises and future borrowings. To the extent we choose to seek additional financing in the future (whether for development, acquisition opportunities as they arise or the refinancing of the Bond Financing Facility when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt financing from banks and the capital markets.

On December 31, 2018, we had a bank overdraft position due to ongoing discussions with our bank regarding the restructuring of our loan facilities, on December 31, 2019, we had cash and cash equivalents of $19.8 million and on December 31, 2020 we had cash and cash equivalents of $20.9 million. As of December 31, 2019, we had (i) the Phase I Financing Facility, a term loan facility for an aggregate amount of $84.6 million which we primarily used to fund a portion of the construction cost of the Phase I facility, (ii) the Phase I Admin Building Facility, a term loan facility for an aggregate of $11.1 million which we primarily used to fund a portion of the construction cost of an administrative building in Fujairah, (iii) the Phase I Short Term Financing Facility, a term loan facility for an aggregate of $3.5 million which we primarily used to settle certain accrued interest on the Phase I Financing Facility, and (iv) the Phase II Financing Facility, a term loan facility for up to an aggregate of $95.3 million. Each facility was a Sharia compliant financing arrangement. As of December 31, 2019, we had $78.4 million outstanding under the Phase I Financing Facility ($82.2 million as on December 31, 2018), $8.0 million outstanding under the Phase I Admin Building Facility ($10.1 million as on December 31, 2018), nil outstanding under the Phase I Short Term Financing Facility as this was completely paid out and settled during 2019 ($2.4 million as on December 31, 2018) and no borrowings outstanding under the Phase II Financing Facility.

In addition to the above, as part of Business Combination Agreement, an amount of $1.5 million was due to Early Bird Capital at the end of one year from the date of the Business Combination (i.e. December 20, 2020), and an amount of $0.77 million was payable to Twelve Seas Sponsor in two parts, $0.27 million by January 31, 2020 and $0.5 million by June 30, 2020, both of which have been paid. This amount was non-interest bearing and non-collateral. These two amounts totaling $2.27 million (nil as on December 31, 2018) is shown as short term debt commitment at consolidated entity level in addition to the above term loan facilities from bank.

On November 16, 2020, we received proceeds of $186 million (net of issuance discount and arranger fees) in connection with the Bond Financing Facility. We used an aggregate of $87.1 million to repay in full outstanding amounts owed on the Phase I Financing Facility, Phase I Admin Building Facility (including the hedging facility), $85.00 million allocated for Phase II construction in construction funding account, $1.50 million to repay a promissory note to Early Bird Capital, $8.5 million to fund the Liquidity Account and the remaining balance was used for general corporate purposes.

Cash Flows for the Years Ended

The following table summarizes our cash flows provided by (used in) operating, investing and financing activities in $.

	2018	2019	2020
Operating Activities	27,896,721	53,414,352	36,850,165
Investing Activities	(271,403)	(60,355,262)	(124,115,454)
Financing Activities	(31,617,070)	30,479,378	88,424,488
Net Increase (Decrease) in Cash	(3,991,752)	23,538,468	1,159,199

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2019 was $53.4 million compared to net cash provided by operating activities of $27.9 million for the year ended December 31, 2018. There was a net loss reported for $75.2 million in 2019, this was due to a listing expense of $101.8 million. This includes non-cash listing expense of $98.6 million, a promissory note of $1.5 million which were added back to net loss for computation of cash flow from operating activities. The increased operating income is primarily attributable to our operation of Phase I at full storage capacity for the year ended December 31, 2019 whereas we operated Phase I at reduced storage capacity and without ancillary services in the First Quarter of 2018. In addition to the above, the increase in trade receivables were in line with 2018, however the increase in accruals and payables is due to the construction of Phase II.

Net cash generated from operating activities for the year ended December 31, 2020 was $36.8 million, which is primarily due to following reasons:

1.	There was a decline in revenues to the extent of $2.3 million with an increase in operating expenses of $6.6 million, which resulted into a net profit margin of 41% amounting to $17.2 million as against profit margin of $23.3 million pending adjustment of one-time listing expenses of $98.6 million in 2019.

2.	The Company adopted the practice of utilizing the proceeds from the Bond Financing Facility to settle maximum of outstanding payables in addition to utilizing current year revenue proceeds.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 increased to $60.4 million from $0.3 million for the year ended December 31, 2018, primarily due to the construction of Phase II facility in 2019. Net cash used in investing activities in 2019 consisted primarily of $21.7 million being the balance from the advance paid to contractor of Phase II and remaining $39.0 million relating to the construction of the Phase II facility.

Net cash used in investing activities in 2020 pertains to construction of the Phase II facility for which additions were made towards work in progress to the extent of $102 million, and from this, adjusting an advance of $5.2 million, resulting in net additions of $97 million compared to $60.3 million in 2019 which included the unadjusted advance payment of $21 million. And, $26.9 million paid in the restricted bank account as per the bond terms.

During 2020, the Company made net payments of $81.2 million to contractor towards the Phase II construction, $28.8 million out of which went from the Company’s operating cash flow and the balance of $52.4 million out of the proceeds of the Bond Financing Facility.

Financing Activities

Net cash generated by financing activities for the year ended December 31, 2019 was $30.5 million as compared to net cash used in financing activities of $31.6 million for the year ended December 31, 2018. This was primarily due to an increase in capital from the Business Combination in the amount of $33.1 million, and $23.3 million injected by related parties of the consolidated entity. An amount of $8.4 million was used for repayment of principal on the Financing Facilities and $1.5 million towards payment of interest on the Financing Facilities. Further, an amount of $13.6 million was paid to certain pre-Business Combination shareholders as a portion of the 40% Cash Election, resulting in a net cash position from financing of $30.5 million. For the year ended December 31, 2018, net cash used in financing activities consisted primarily of $25.0 million in distributions to shareholders, $7.2 million in interest payments, and $3.5 million in principal repayments, partially offset by $4.0 million in proceeds from term loans.

Net cash generated by financing activities for the year ended December 31, 2020 was $88.4 million as compared to $30.5 million for the year ended December 31, 2019. In 2019 the proceeds were on account of the Business Combination, however, in 2020, the Company entered into the Bond Financing Facility wherein the Company received net proceeds of $186 million, which were used to settle Phase 1 loans to the extent of $89.3 million, with approximately $8.3 million going towards interest and derivatives, resulting in net cash provided by investing activities of $88.4 million.

Working Capital

As of December 31, 2020, the Company had negative working capital of $3.4 million, compared to negative working capital of $72.7 as of December 31, 2019 and negative working capital of $108.5 as of December 31, 2018. As of December 31, 2020, the Company had cash and bank balance of $47.9 million. Management forecasts that the Company’s existing cash balance, as well as cash generated from the Company’s ongoing operations, will provide sufficient liquidity to the Company to continue in operations for the foreseeable future.

Capital Expenditures

In 2019, we made capital expenditures of $87.3 million ($2 million in 2018) including an advance paid to Audex, the Phase II contractor, primarily in connection with construction of the Phase II facility. These expenditures were financed by cash from operations and cash injected by the shareholders.

During the year 2020, the Company’s net expenditure towards capital expenses amounted to $97.2 million. During the year 2020, the Company made net payments of $81.2 million towards the Phase II construction, $28.8 million out of which went from the Company’s operating cash flow and the balance of $52.4 million out of the proceeds of the Bond Financing Facility.

Our additional capital expenditures during 2021 are expected to be approximately $33.1 million, which we expect to fund primarily through cash from operations and from the remainder of the proceeds from the Bond Financing Facility. These planned capital expenditures will consist primarily of expenditures related to the construction of the Phase II facility.

Debt Sources of Liquidity

Current ($)	Terms	Due	Dec-17	Dec-18	Dec-19	Dec-20
Bond Financing Facility	8.5% per annum	2021	-	-	-	7,000,000
Term loan (1) - Phase I Loan	3 month EIBOR + 3% margin	2021	83,424,947	82,245,595	10,135,939	-
Term loan (2) - Admin Building Loan	3 month EIBOR + 3% margin	2021	10,738,804	10,165,703	2,138,248	-
Term loan (3) - Short Term Loan	2 month EIBOR + 2% margin	2021	-	2,380,790	-	-
Term loan (4) - Promissory Note Early Bird Capital	Non-Interest Bearing	2020	-	-	1,500,000	-
Term Loan (5) - Promissory Note Twelve Seas Sponsors	Non-Interest Bearing	2020	-	-	765,000	-
			94,163,751	94,792,088	14,539,187	7,000,000
Non Current ($)
Bond Financing Facility	8.5% per annum	Sep-25	-	-	-	180,014,715
Term loan (1)	3 month EIBOR + 3% margin	Jul-30	-	-	68,271,743
Term loan (2)	3 month EIBOR + 3% margin	Jul-23	-	-	5,889,207

Total Loan as on			94,163,751	94,792,088	88,700,137	187,014,715

As of December 31, 2020, the Company was in compliance with the terms of the Financing Facilities. On November 16 2020, the Company paid off the entire outstanding principal, interest and fees for all of its term loans from the proceeds of the Bond Financing Facility. As of December 31, 2020, only the Bond Financing Facility remained outstanding.

Phase I Construction Facility

In 2014, the Company obtained the Phase I Construction Facility, a secured Sharia compliant financing arrangement, in an aggregate amount of $84.6 million from FAB (as successor to National Bank of Abu Dhabi PJSC) to partially finance construction of Phase I. The loan had a notional amount of $84.6 million. During the year ended December 31, 2018, the Company drew down an additional $0.6 million from this facility. The loan was originally repayable in 48 quarterly instalments beginning 27 months after start of construction with final maturity not later than March 31, 2028 and is stated net of prepaid finance cost of $0.6 million.

In 2018, the Company entered into an agreement to amend the Phase I Construction Facility to provide that the facility would now to be repayable in 48 quarterly installments starting October 2018 with final maturity in July 2030. As amended, the facility had an interest rate equal to 3 month EIBOR + 3% as compared to interest at 6 month EIBOR + 3.5% previously.

On September 10, 2019, the Company entered into a restructuring agreement with FAB to amend the Phase I Construction Facility. As a result of the September 10th amendment, the Phase I Construction Facility became payable in 45 instalments starting October 31, 2019, with final maturity on July 30, 2030. One of the instalments of the Phase I Construction Facility included a one-time lump sum repayment of $5.7 million, which represented the cumulative instalments including interest outstanding from periods prior to this amendment of $5.5 million and an amendment fee of $0.2 million. The pre-Business Combination owners of BPGIC committed to partially pre-settle by December 31, 2019, AED 100 million (approximately $27.2 million, based the exchange rate as of December 31, 2019) of the Phase I Construction Facilities from the proceeds of the Business Combination.

On December 30, 2019, BPGIC and FAB agreed to amend the Phase I Construction Facility to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

(i)	an amount of $5,729,417.50 which was due on November 30, 2019 became repayable on February 28, 2020;

(ii)	an amount of $1,765,553.50 which was due on January 31, 2020 became payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020;

(iii)	the debt service reserve account was to be created by February 28, 2020; and

(iv)	testing of the debt service coverage ratio covenant was to start on February 28, 2020 and was to be conducted on each subsequent due date.

BPGIC did not comply with the terms of the Phase I Construction Facilities, as amended, on December 30, 2019. A payment of principal and interest of $6.6 million due on February 28, 2020 was not paid. Payments of principal and interest totaling $2.2 million due on April 30, 2020 were not made. The debt service reserve account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum debt service coverage ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into the June 15 Phase I Construction Facilities Amendment with its lender to amend the Phase I Construction Facilities. Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that required BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 million
July 31, 2020	$3.62 million
August 31, 2020	$0.14 million
September 30, 2020	$0.14 million
October 31, 2020	$1.01 million
November 30, 2020	$0.14 million
December 31, 2020	$3.87 million
Total	$11.9	million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC was to make quarterly payments of approximately $1.77 million. Testing of the debt service ratio covenant was to start on December 31, 2020 and was to be conducted on each subsequent payment date. A debt service reserve account containing at least one quarter of debt service amounts was to be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repaid all liabilities owed under the Phase I Construction Facilities. There was no change in the final maturity of Phase I Construction Facility, which was July 30, 2030. BPGIC was to pay FAB a transaction service fee of $0.14 million in connection with the June 15 Phase I Construction Facilities Amendment. The facility contained customary covenants and events of default, including covenants that limited BPGIC’s ability to incur additional indebtedness and create liens, and covenants that limited BPGIC’s ability to consolidate, merge or dispose of all or substantially all of its assets.

On November 16 2020, the Company paid off the entire outstanding principal, interest and fees for the Phase I Construction Facility from the proceeds of the Bond Financing Facility.

Phase I Admin Building Facility

In 2017, the Company obtained the Phase I Admin Building Facility, a secured Shari’a compliant financing arrangement, in an aggregate total commitment amount of $11.1 million from FAB for the construction of an administrative building in Fujairah. The loan had a notional amount of AED 40.8 million. The Company drew down a total of $10.8 million on this facility during 2017. The loan was originally repayable over a maximum of 20 quarterly instalments starting after a six months’ grace period commencing in April 2017 and is stated net of prepaid finance cost of $0.1 million. The loan was drawn down in AED.

In 2018, the Company entered into an agreement to amend the Phase I Admin Building Facility. The facility became repayable in over a maximum of 20 quarterly installments starting in October 2018 with final maturity in July 2023.As amended, the facility had an interest rate equal to 3 month EIBOR + 3% as compared to interest at 3 month EIBOR + 3.5% previously.

BPGIC did not comply with the terms of the Phase I Admin Building Facility as amended on December 30, 2019. A payment of principal and interest totaling $0.5 million for the Phase I Admin Building Facility due on April 30, 2020 was not made. The debt service reserve account did not maintain a balance in an amount equivalent to one quarterly instalment including interest by February 28, 2020. BPGIC did not maintain a minimum debt service coverage ratio of 150% beginning on February 28, 2020. These non-payments and failures to comply with covenants were events of default, but the lender did not declare an event of default.

On June 15, 2020, BPGIC entered into the June 15 Phase I Construction Facilities Amendment to amend the Phase I Admin Building Facilities.

Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Admin Building Facility that required BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 million
September 30, 2020	$0.14 million
October 31, 2020	$0.41 million
November 30, 2020	$0.14 million
December 31, 2020	$0.80 million
Total	$1.63	million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2023, BPGIC was to make quarterly payments of approximately $0.54 million. There was no change in the final maturity of Phase I Admin Building Facility, which was July 31, 2023. BPGIC was to pay FAB a transaction service fee of $0.14 million in connection with the June 15 Phase I Construction Facilities Amendment. The facility contained customary covenants and events of default, including covenants that limited BPGIC’s ability to incur additional indebtedness and create liens, and covenants that limited BPGIC’s ability to consolidate, merge or dispose of all or substantially all of its assets and enter into transactions with affiliates.

On November 16 2020, the Company paid off the entire outstanding principal, interest and fees for the Phase I Admin Building Facility from the proceeds of the Bond Financing Facility.

Phase I Short Term Financing Facility

In 2018, the Company obtained the Phase I Short Term Financing Facility, a secured Shari’a compliant financing arrangement, with FAB to settle accrued interest on the Phase I Construction Facility in an aggregate amount of $3.5 million. The loan was denominated in UAE currency and was notionally AED 13.0 million in amount. The new LME Murabaha facility carried interest at 1 month EIBOR + 2% margin and was repayable in 15 equal monthly installments commencing from date of disbursement. The facility contained customary covenants and events of default, including covenants that limited BPGIC’s ability to incur additional indebtedness and create liens, and covenants that limited BPGIC’s ability to consolidate, merge or dispose of all or substantially all of its assets and enter into transactions with affiliates. This facility was fully paid as of December 31, 2019.

Phase II Financing Facility

During the year 2018, the Company obtained the Phase II Financing Facility, a secured facility from a commercial bank in the UAE amounting to $95.3 million (AED 350.0 million) to partially finance the construction of Phase II. The new facility carried interest at 3 month EIBOR + 3% margin.

Under the Phase II Financing Facility, the Company was subject to certain covenants requiring, among other things, the maintenance of (i) a minimum facility service coverage ratio of 1.25:1, (ii) a participations to value ratio not exceeding 1.50:1 at all times, (iii) a participations to cost ratio not exceeding 57% at any date, and (iv) an amount equivalent to one instalment including interest in a facility service reserve account at all times or, in the event of an initial public offering, an amount equivalent to the next two instalments including interest.

The Company did not make any drawdowns on the Phase II Financing Facility and cancelled the facility in 2020, subsequent to the issuance of bonds under the Bond Financing Facility.

Bond Financing Facility

During September 2020, as part of the Bond Financing Facility, BPGIC issued bonds of $200 million to private investors with a face value of $1 and an issue price of $0.95. The issuance has a maximum size of $250.00 million, which includes the option for a tap issue of an additional $50.00 million subject to certain conditions. The proceeds of the Bond Financing Facility were used to repay the Phase I Financing Facilities, fund capital project for Phase II, repay the promissory note payable to Early Bird Capital, pre-fund the Liquidity Account and for general corporate purposes. As of December 31, 2020, the Bond Financing Facility is the only outstanding financial debt in the Company’s books.

The principal repayment of the Bond Financing Facility will be semi-annual payments of $7 million starting in September 2021 until March 2025, and one bullet repayment of $144 million in September 2025. The bonds bear interest at 8.5% per annum, payable along with the principal installments.

The financial covenants stipulated by the Bond Financing Facility documents are as follows:

(i)	Minimum Liquidity of $8,500,000 in the Liquidity Account at BPGIC FZE level.

(ii)	Leverage Ratio to be maintained at (x) less than or equal to 5.5 times at December 31, 2020, (y) less than or equal to 3.5 times at December 31, 2021, and (z) 3.0 times thereafter at BPGIC FZE level.

(iii)	Positive Working Capital at BPGIC FZE level.

(iv)	Minimum Equity Ratio of 25% at Group level.

As at December 31, 2020, the Company maintained liquidity at $8.5 million and its leverage ratio was 4.9 times, as compared to upper limit of 5.5 times. As at December 31, 2020, the Company had a positive working capital of $29.6 million and the Company’s equity ratio was 29.7%, as against required 25%. Accordingly, as at December 31, 2020, the Company was in compliance with all of the above-listed financial covenants.

Note on Breach of Covenants for 2018

Under the Phase I Financing Facilities, the Company was subject to certain covenants requiring among other things, the maintenance of (i) a minimum debt service coverage ratio of 150% at all times, with a decrease of the ratio to 120% or less constituting an event of default, and (ii) an amount equivalent to one quarterly instalment including interest in a debt service reserve account at all times.

As of December 31, 2018, the Company did not maintain a debt service reserve account and was not in compliance with the minimum debt service coverage ratio resulting in a breach of the debt covenants requirement described above. Even though the lender did not declare an event of default, these breaches constituted an event of default and could have resulted in the lender requiring immediate repayment of the loans. As a result of this non-compliance, and in accordance with guidance related to the classification of obligations that are callable by the lender, the December 31, 2018 statement of financial position classifies all of the Company’s bank loans as current liabilities.

Note on Going Concern

Year Ended December 31, 2019

As of December 31, 2018, the Group had not paid $3.7 million of principal and accrued interest that was due under the Group’s Phase I Financing Facilities. Also, as of December 31, 2018, the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of December 31, 2018, the Group classified its debt balance of $94.8 million as a current liability.

On September 10, 2019 and again on December 30, 2019, the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on December 31, 2019, the Group was in compliance with the amended facility agreement. At December 31, 2019, the Group’s current liabilities exceeded its current assets by $72.7 million.

Subsequent to the December 31, 2019, the Group defaulted on its commitments under its term loans and the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreement. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

On 15 June 2020, the Group entered into an agreement with its lender to amend its Phase I Financing Facilities. The Group was to pay principal and accrued interest of $8.8 million in 2020 which represented the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of $136,000. The Phase I Construction Facility and Phase I Admin Building Facility became payable in 46 and 16 instalments, respectively, starting 30 June 2020 with final maturity on 31 July 2030 and 31 July 2023, respectively.

During 2018, the Group signed a sales agreement for Phase II to provide storage and ancillary services to an international commodity trading company, which was novated to a new party during the year. Phase II operations were scheduled to start in fourth quarter of 2020 and management expected that this will generate significant operating cash flows. On October 15, 2018, the Group entered into the Phase II Financing Facility to fund a portion of the capital expenditure in respect of Phase II. The Group expected to draw down from the Phase II Financing Facility to finance payments due to the Phase II contractor in the Third Quarter of 2020. The Group’s ability to draw down on the Phase II Financing Facility was contingent upon a number of conditions.

Based on the above, management considered the going concern status of the Group and believed there to be a material uncertainty that cast significant doubt upon the Group’s ability to continue as a going concern. Based on management’s forecasts the capital expenditure requirements for Phase II and debt servicing as described above was to be funded by cash generated through the ongoing operations and further drawdowns from approved loan facilities. Management acknowledged that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s financial statements. Accordingly, there was significant doubt that the Group would be able to pay its obligations as they became due and this significant doubt was not alleviated by management’s plans.

Year Ended December 31, 2020

During the year ended December 31, 2020, the Group earned a net profit of $17.2 million and generated positive cash flows of $28.1 million. Further, as at that date, and it had cash balances of $47.9 million.

In September 2020, BPGIC issued bonds under the Bond Financing Facility. The Group settled its outstanding term loans using the proceeds of the Bond Financing Facility, and will utilize the remainder of the proceeds of the Bond Financing Facility to fund Phase II construction and for general corporate purposes. Management forecasts that the existing cash balances as well as cash generated from ongoing operations provide sufficient liquidity to the Group to continue in operations for the foreseeable future. Management is currently evaluating various options regarding funding of its Phase III construction.

In view of the above, management has prepared the consolidated financial statements assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

TREND INFORMATION

Stability of Revenue and Margins

The Company began operation of the Phase I facility in December 2017 at reduced capacity while management undertook tests of the facility. As a result, the Phase I facility did not begin operating at full capacity or performing ancillary services until April 2018. Since the Phase I facility became fully operational, the Company’s revenue, and revenue split between storage fees and ancillary services fees, have been relatively stable. This stability is largely attributable to the fixed storage fees, and relatively stable usage history we have experienced from our Initial Phase I End User. As a result, since commencing full operations from April 2018 through December 2020, the Company has operated at fairly stable margins, averaging around 37.3% net margin in absence of one-time non-cash listing expenses.

Management expects the Company’s operating margins to remain stable until the commencement of operations at the proposed BIA Refinery and the Phase II facility. In both cases, management anticipates margins will increase over a short period and then remain stable again at the higher levels.

Diversification of Operations and Reduction of Customer Concentration

Until April 2020, BIA was the Group’s only customer, and the Group was reliant on it for all of its revenues. For the year ended December 31, 2018, the Initial Phase I End User accounted for 100 percent of the Group’s revenues. For the year ended December 31, 2019, the Initial Phase I End User and BIA collectively accounted for 100 percent of the Group’s revenues.

In April and May 2020, BIA agreed to release an aggregate of 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. This release expires in May 2021. In December 2020 and February 2021, BIA agreed to release an additional aggregate of 270,324, being the remainder of the total Phase I capacity, back to BPGIC. These releases end on dates ranging from June 2021 to August 2021, subject to an additional extension for six months in each case.

Pursuant to the Super Major Agreement, BPGIC leased the 129,000 m3 capacity to the Super Major. The Super Major Agreement was renewable for an additional six months with the mutual agreement of the parties. In November 2020, the Super Major Agreement was not renewed by mutual agreement. From November 2020 till March 2021, the Company entered into the nine Commercial Storage Agreements with the Storage Customers, eight of which agreements are still in effect. The Company has leased the entirety of the Phase I capacity released back to it to the existing Storage Customers pursuant to the eight Commercial Storage Agreements. These eight Commercial Storage Agreements have much higher monthly fixed storage fees compared to the Super Major Agreement, which will increase the Company’s fixed revenues by 40% to 45% and at the same time mitigate the risk of concentration. In addition, the Company has recently received further enquiries for storage, and has been evaluating such enquiries with a view towards further mitigating or eliminating its customer concentration risk at the end of renewed tenors.

While the terms of the Refinery Operations Agreement are still under negotiation, the Group currently expects the BIA Refinery to commence operations in the First Quarter of 2022. The Group expects that the BIA Refinery, once operational, will diversify the operations.

Completion of Phase II

The Company expects the construction of Phase II to be completed by the end of the Second Quarter of 2021. The Company plans to focus Phase II’s operations primarily on the storage and blending of crude oil and thereby capitalize on the demand for crude oil storage. The Company expects to generate additional revenues and expenses in connection with Phase II’s operations. Similar to the commencement of operations for Phase I, the Company may initially commence operations of Phase II in accordance with certain required safety measures and ramp up utilization of its storage capacity and ancillary services over time to mitigate any potential operational risks. This would impact the amount of storage and ancillary service fees the Company would earn during the first quarter of operations.

Environmental, Health and Safety

The Company’s operations are subject to extensive international, federal, state and local environmental laws and regulations, in the UAE, including those relating to the discharge of materials into the environment, waste management, remediation, the characteristics and composition of fuels, climate change and greenhouse gases. The Company’s operations are also subject to extensive health, safety and security laws and regulations, including those relating to worker and pipeline safety, pipeline and storage tank integrity and operations security. The Company did not have any exposure to environmental matters as of and for the years ended December 31, 2020, 2019 and 2018. However, because more stringent environmental and safety laws and regulations are continuously being enacted or proposed, the Company expects the level of expenditures required for environmental, health and safety matters to increase in the future.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due By Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Contractual Obligations
Term Loans / Bonds	274,290,000	24,000,000	86,752,500	163,537,500	-
Lease Payments	904,627,665	10,708,721	17,582,591	18,292,928	858,043,425
Total	1,178,917,665	34,708,721	104,335,091	181,830,428	858,043,425

OFF BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

The Company does not have any off balance sheet commitments and arrangements.

CRITICAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Critical Accounting Policies

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our audited financial information. Our audited financial statements have been prepared in accordance with IFRS. We describe our significant accounting policies in Note 2.6 - Significant Accounting Estimates and Judgements, of the notes to the financial statements included in this Report. Of particular significance are the following policies:

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

Management applied the following primary judgments in accounting for the reverse acquisition:

(i)	BPGIC was assessed as the accounting acquirer due to majority shareholding and representatives on the board of directors.

(ii)	The accounting acquiree is not a business and not in scope of IFRS 3.

(iii)	The acquisition has been accounted for in terms of IFRS 2, which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired has been recognised in profit and loss. Refer to note 2.6 (iii) of the financial statements included in this Report.

(iv)	Fair value of ordinary shares issued: Refer to note 26 of the financial statements included in this Report.

(v)	The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”. Fair value of the shares in escrow: Refer to note 26 of the financial statements included in this Report.

(vi)	Fair value of warrants issued: Refer to note 14 of the financial statements included in this Report.

(vii)	Deemed share issue has been presented in the financing activities in the Statement of Cash Flows.

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenues excludes amounts collected on behalf of third parties and are net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

Tank storage rentals, including minimum guaranteed throughputs, are recognized on a straight-line basis over the contractual period during which the services are rendered. Revenues from excess throughputs, heating/cooling, homogenization, product movements and other services are recognized when these services are rendered. Customers simultaneously consume and benefit from the services at the moment that these are rendered, resulting in a situation where revenue is recognized over time. Where substantially the entire storage capacity is leased to a single customer, the contract contains a lease and the entire storage revenue is presented as lease revenue.

Storage fees are mostly invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are generally invoiced afterwards, based on the actual usage. Invoices are generally paid by customers at relatively short notice in agreement with the payment terms of the contracts.

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

The Company determines the lease term as the non-cancellable period of a lease, together with both:

(i)	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

(ii)	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

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

For determination of the lease term, the Company reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

(i)	is within the control of the Company; and

(ii)	affects whether the Company is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

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

Right-of-use assets

The right-of-use asset is initially recognized at cost comprising of:

(i)	the amount of the initial measurement of the lease liability;

(ii)	any lease payments made at or before the commencement date, less any lease incentives received;

(iii)	any initial direct costs incurred by the Company; and

(iv)	an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of the right-of-use asset when the Company incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Company amortises the right-of-use asset over the term of the lease. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

The lease liability is initially recognized at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses its incremental borrowing rate.

After initial recognition, the lease liability is measured by (i) increasing the carrying amount to reflect interest on the lease liability; (ii) reducing the carrying amount to reflect the lease payments made; and (iii) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (i) there is a change in the lease term as a result of the reassessment of certainty to exercise an option, or not to exercise a termination option as discussed above; or (ii) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Company remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Company determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (i) there is a change in the amounts expected to be payable under a residual value guarantee; or (ii) there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review, the Company remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Company uses a revised discount rate that reflects changes in the interest rate.

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

The Company accounts for a lease modification as a separate lease if both:

(i)	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

(ii)	the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Critical Accounting Estimates

Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with IFRS. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates. We describe our significant accounting policies in Note 2.5 — Significant Accounting Estimates and Judgements, of the financial statements included in this Report. Of particular significance are the following estimates:

Useful lives of property, plant and equipment

The Company’s management determines the estimated useful lives of the Company’s property, plant and equipment for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Management reviews the useful lives annually and the future depreciation charge would be adjusted where management believes that the useful lives differ from previous estimates. The depreciation period of the right-of-use asset has been determined to be over the lease term on the basis that the land is expected to be used for the whole period of the lease considering the existing assets and future expansion on the land.

Operating lease commitments – Group as a lessee

The Group has entered into a land lease agreement, the Phase III Land Lease, dated as of February 2, 2020 (the “lease inception date”), for a rent of UAE Dirhams 50 ($13.61) per square meter per annum with an escalation of 2% per annum. Rental payments commence from the beginning of the eighteenth month of the lease inception date. The Group intends to use the Phase III Land to expand its crude oil storage and service and refinery capacity. Management has exercised judgment in assessing the lease commencement date in the initial cancellable period of the lease and recognized the lease on the consolidated statement of financial position from December 1, 2020.

Asset retirement obligation

As part of the land lease agreement for Phase I and Phase II, the Group has a legal obligation to remove the plant at the end of its lease term. The Group initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognized as finance cost. The Group’s operating assets generally consist of storage tanks and related facilities. These assets can be used for an extended period of time as long as they are properly maintained and/or upgraded. It is the Group’s current intent to maintain its assets and continue making improvements to those assets based on technological advances.

The calculation of provision related to asset retirement obligation is most sensitive to following judgements and assumptions:

●	Discount rate of 3.24% based on inflation-adjusted long-term risk-free rate; and

●	Inflation rate of 0.8% used to extrapolate cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The board of directors of the Company is comprised of seven directors. Unless otherwise noted, the business address of each director and executive officer is c/o Brooge Petroleum and Gas Investment Company FZE, P.O. Box 50170, Fujairah, United Arab Emirates.

The Company’s Amended and Restated Memorandum and Articles of Association provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an Ordinary Resolution as a matter of Cayman Islands law.

The following sets forth certain information concerning the persons who serve as the Company’s directors and the Company’s and its subsidiaries’ executive officers as of March 1, 2021:

Directors and Executive Officers	Age	Position/Title
Dr. Yousef Al Assaf	60	Chairman
Abu Bakar Chowdhury	54	Director
Nicolaas Paardenkooper	58	Chief Executive Officer and Director
Saleh Yammout	32	Director
Dr. Simon Madgwick	53	Director
Bryant Edwards	65	Director
Lina S. Saheb	36	Chief Strategy Officer and Director
Faisal Selim	45	Chief Marketing Officer
Syed Masood Ali	44	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Dr. Yousef Al Assaf

Dr. Yousef Al Assaf is the Chairman of our board of directors. Dr. Al Assaf joined the parent company of BPGIC in October 2018. Dr. Al Assaf is also the President of the Rochester Institute of Technology (Dubai). Prior to this, Dr. Al Assaf held a range of other academic positions over the last 30 years, most recently as the Dean of the College of Engineering at the American University of Sharjah (from 2006 to 2013), which he joined as an Associate Professor in 1991. Dr. Al Assaf started his academic career as a Research and Teaching Assistant at Oxford University from 1985 to 1987. Dr. Al Assaf holds a BSc from Sussex University in Electrical Engineering, a PhD from Oxford University and completed the Executive Leadership Certificate Program from Cornell University in 2008.

Abu Bakar Chowdhury

Mr. Chowdhury is a Managing Director and Chief Financial Officer at ASMA Capital. He is a member of the Management Committee and is responsible for the finance function at ASMA Capital. He is also a member of the board of directors of a number of investee companies of the fund. Previously, Mr. Chowdhury was a Managing Partner at EMP Bahrain and was responsible for managing IDBIF I. Prior to EMP Bahrain, Mr. Chowdhury was with Credit Suisse and Deutsche Bank where he was responsible for managing and structuring Infrastructure and Asset-Backed Investments.

Nicolaas Paardenkooper

Nicolaas Paardenkooper is the Chief Executive Officer of the Company and its subsidiaries. Mr. Paardenkooper is also the Chief Executive Officer of BPGIC Holdings. Mr. Paardenkooper joined BPGIC in May 2017. Mr. Paardenkooper has over 30 years of experience in the oil and gas mid and downstream sector. Prior to joining the Company, he was Terminal Manager at Oiltanking Odfjell Terminal, Oman beginning in October 2014. Prior to that, Mr. Paardenkooper worked in various positions at Emirates National Oil Company from 2010 to 2014 (including as Manager Terminal UAE and Operations Manager) and worked for 21 years at Royal Vopak N.V., a leading independent tank storage company headquartered in Rotterdam, the Netherlands, and listed on the Euronext Amsterdam stock exchange, in various roles. During his time at Vopak, Mr. Paardenkooper was part of the team that developed, implemented and supported a global terminal operations system. Mr. Paardenkooper has a nautical and maritime educational background. His nautical education began at the Hogere Zeevaartschool in Rotterdam and was continued at Koninklijke Onderwijs Fonds in the Netherlands. After completing his nautical education, he started his career working on board of several types of vessels, mainly tankers, and held various positions, including officer roles before joining a predecessor of Vopak, Van Ommeren Tank Terminals, in 1989. In connection with his role at Van Ommeren Tank Terminals, Mr. Paardenkooper completed a 3-year terminal education program to become a fully-qualified terminal operating engineer. That program included all aspects of a terminal such as operations, maintenance, health, safety, environment, fire-fighting, first aid, and ship & shore interface activities. Thereafter, Mr. Paardenkooper underwent training for industrial fire-fighters and a program for certification as a Process Operator (Vapro B). Mr. Paardenkooper has also completed a situational leadership program, a three-part change management program, a technical project management course related to, among other things, terminal expansion and refurbishment projects, a budget and finance training, a jet fuel operations program, and several training programs in customer handling. Mr. Paardenkooper’s extensive education and training prepared him to become a fully-qualified general manager or terminal manager of a terminal.

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

Bryant Edwards

Bryant Edwards is an independent director of the Company. He is currently Chief Executive Officer and Director of Global SPAC Partners, a recently formed blank check company. From 2018 to 2019, Mr. Edwards was the Chief Operating Officer and a Director of Twelve Seas, a blank check company that combined with the Company in December 2019. Mr. Edwards retired as a partner from Latham & Watkins, a global law firm, in 2017, after a 35-year legal career. Mr. Edwards helped lead Latham & Watkins’ expansion in Europe from 2000 to 2008, in the Middle East from 2008 to 2012 and in East Asia from 2012 to 2017. Mr. Edwards was Chair of the European High Yield Association (EHYA) from 2004 to 2008, was on the Steering Committee of the Gulf Bond & Sukuk Association (GBSA) from 2008 to 2012 and was Vice-Chair of the Credit Markets Committee of the Asia Securities & Financial Markets Association from 2012 to 2016. Mr. Edwards holds a JD from the University of Chicago Law School.

Lina Saheb

Lina Saheb is the Chief Strategy Officer for the Company and its subsidiaries and a director of the Company. Ms. Saheb joined BPGIC in 2013. Prior to joining BPGIC, Ms. Saheb worked with the initial shareholders of BPGIC on many different ventures including the establishment of BPGIC in Fujairah in 2010. Ms. Saheb has a Bachelor’s degree in Software Engineering from Mansour University, and finished a course in Banking and Finance from Emirates College of Technology.

Faisal Selim

Faisal Selim is the Chief Marketing Officer for the Company and its subsidiaries. Mr. Selim joined BPGIC and the Company in December 2019. Mr. Selim holds a Bachelor of Commerce from Al Shams University and is a Certified Public Accountant. From 2011 to 2019, he served as a CFO Consultant for Mega Group LLC. Prior to this, he worked for Al Brooge Securities as a Finance Manager from 2006 to 2010 and as a Documentation Control Manager-Credit Administration for Abu Dhabi Commercial Bank from 2004 to 2006. Mr. Selim served as a Credit Policy Supervisor at First Gulf Bank from 2000 to 2004 and at Oriflame from 1999 to 2000.

Syed Masood Ali

Syed Masood Ali is the Chief Financial Officer for the Company and its subsidiaries. Mr. Syed joined the Company in April 2020. Prior to joining the Company, Mr. Syed worked with various local & regional banks and has extensive experience in Corporate & Institutional Banking. He has experience in leading and managing independent Treasury & Banking functions in the Middle East, Africa and Europe. Mr. Syed holds an MBA degree with a major in MIS from Newport University.

Family Relationships

There are no family relationships between any of our executive officers and directors.

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

B. Compensation

BPGIC Executive Officer and Director Compensation

In the year ended December 31, 2020, $1,040,695 was paid as remuneration to the Senior Managers in their capacity as executive officers.

Name	Fees/basic salary ($)	Bonus ($)	Benefits ($)	Total ($)
Executive Officers
Nicolaas Paardenkooper - Chief Executive Officer	303,294	78,410	8,621	390,325
Lina S. Saheb - Chief Strategy Officer	245,031	-	49,006	294,037
Saleh Yammout - Former Chief Financial Officer(1)	106,180	-	5,447	111,627
Syed Masood – Chief Financial Officer	165,330	-	25,810	191,140
Faisal Selim - Chief Marketing Officer	53,090	-	476	53,566

During the year, $78,410 bonus was paid to CEO as per the contractual terms.

In the year ended December 31, 2020, $376,571 was paid as remuneration to members of the board of directors in their capacity as directors.

Name	Fees/basic salary ($)	Bonus ($)	Benefits ($)	Total ($)
Board of Directors
Dr. Yousef Al Assaf	93,312	-	-	93,312
Nicolaas Paardenkooper(3)	-	-	-	-
Saleh Yammout(1)	62,550	-	-	62,550
Abu Bakar Chowdhury	82,375	-	-	82,375
Saeb El-Zein(2)	47,984	-	-	47,984
Dr. Simon Madgwick	90,350	-	-	90,350
Lina S. Saheb(3)	-	-	-	-
Bryant Edwards(3)	-	-	-	-

(1)	Mr. Yammout resigned his role as Chief Financial Officer effective as of April 27, 2020. The Company’s current Chief Financial Officer is Syed Masood Ali.

(2)	Effective as of July 28, 2020, Saeb El-Zein resigned from all board committee and his position as director.

(3)	Mr. Paardenkooper does not receive separate compensation for serving as our director. His compensation is disclosed in the compensation table for executive officers above. Ms. Saheb and Mr. Edwards were elected to our board of directors on December 18, 2020 and did not receive compensation for serving as directors from the date of their appointment to December 31, 2020.

Other than end of service gratuity amounts required to be set aside pursuant to UAE labor laws, at December 31, 2020 for senior managers, no amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits to the directors or the senior managers.

Executive Officer and Director Compensation

The policies of the Company with respect to the compensation of its executive officers are administered by the Company’s board of directors in consultation with its compensation committee. The compensation policies followed by the Company are intended to provide for compensation that is sufficient to attract, motivate and retain executives of the Company and its subsidiaries as well as potential other individuals and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee is charged with recommending executive compensation packages to the Company’s board of directors.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as the Company believes it is important to maintain a strong link between executive incentives and the creation of shareholder value. The Company believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives. The Company plans to adopt a long-term incentive plan which will reflect what the Company believes is a focus on performance- and equity-based compensation. The Company has not yet adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation for executives hired in the future.

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

In addition to the guidance provided by its compensation committee, the Company has utilized and may continue to utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases. In particular, to ensure that the Company’s intended compensation is in line with the compensation offered by other similarly situated companies in its industry, the Company hired Tuscan Middle East, who conducted a comprehensive study on compensation levels. The compensation committee, and then the board of directors, have discussed the results of the study in detail.

The Company’s compensation committee is charged with performing an annual review of the Company’s executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Compensation Components

Base Salary. The Company intends to preserve the cash compensation of its executive officers, until the compensation committee has adequate opportunity to fully assess its executive’s compensation. The Company will seek to maintain base salary amounts at or near the industry norms, while avoiding paying amounts in excess of what it believes is necessary to motivate executives to meet corporate goals. It is anticipated that base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board of directors will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses. The Company intends to utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board of directors, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board of directors and compensation committee will determine the level of achievement for each corporate goal.

Equity Awards. The Company intends to establish an equity incentive plan to incentivize its employees.

Severance Benefit. The Company currently has no severance benefits plan. The Company may consider the adoption of a severance plan for executive officers and other employees in the future.

Director Compensation. The Company has a compensation plan for its directors. The Company, working with the compensation committee, has set director compensation at a level comparable with those directors with similar positions at comparable companies. Each non-executive director receives an annual cash retainer of £45,000. The Chairman of the board of directors receives an additional £15,000 per year, each director that serves as the chairman of a committee receives an additional £10,000 per year and each other member of a committee receives an additional £5,000 per year per committee.

C. Board Practices

Board Leadership Structure and Role in Risk Oversight

Dr. Yousef Al Assaf is the Chairman of the board of directors and Nicolaas Paardenkooper is the Chief Executive Officer of the Company. The Company has determined that this structure, with separate Chairman and CEO roles, is in the best interests of the Company at this time. A number of factors support this leadership structure, including, among others:

●	The separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing the Company and its subsidiaries and to leverage the experience and perspectives of the Chairman.

●	The Chairman serves as a liaison between the board and senior management but having an independent Chairman also enables non-management directors to raise issues and concerns for board consideration without immediately involving management.

●	The Chairman sets the agenda for, and presides over, board meetings and independent sessions and coordinates the work of the committees of our board of directors, providing independent oversight and streamlining the CEO’s duties.

The Company also believes in the importance of independent oversight. The Company looks to ensure that this oversight is truly independent and effective through a variety of means.

Terms of Office

Each director’s service on the board of directors began on December 18, 2020. Each director shall serve until he or she resigns or is removed. The Company intends to have its directors stand for re-election each year.

Directors’ Service Contracts

Each director who is not an employee of the Company or its subsidiaries provides their services pursuant to a Non-Executive Director Appointment Letter. Pursuant to each appointment letter, each non-executive director receives an annual cash retainer of £45,000 (approximately $62,391). The Chairman receives an additional £15,000 (approximately $20,798) per year, each director that serves as the chairman of a committee receives an additional £10,000 (approximately $13,865) per year and each other member of a committee receives an additional £5,000 (approximately $6,932) per year per committee. The terms of our directors’ appointment letters do not provide our directors with benefits upon termination

Meetings and Committees of the Board of Directors

The Company has established separately a standing audit committee and a compensation committee.

Audit Committee Information

As of March 1, 2021, the audit committee consists of Abu Bakar Chowdhury, Dr. Simon Madgwick and Dr. Yousef Al Assaf. Each of the members of the audit committee is independent under the applicable NASDAQ listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise the Company’s independent accountants, review the results and scope of the audit and other accounting related services and review the Company’s accounting practices and systems of internal accounting and disclosure controls. The chairman of the audit committee is Abu Bakar Chowdhury.

Financial Experts on Audit Committee

The audit committee is, and will at all times be, composed exclusively of “independent directors,” as defined for audit committee members under the NASDAQ listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, the Company is required to certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Mr. Abu Bakar Chowdhury serves as a financial expert on the audit committee.

Compensation Committee Information

The compensation committee has a written charter. The compensation committee charter provides that the compensation committee should consist of at least three members. As of March 1, 2021, the compensation committee consists of three independent directors, being Dr. Yousef Al Assaf, Dr. Simon Madgwick and Abu Bakar Chowdhury. The chairman of the compensation committee is Dr. Simon Madgwick.

The purpose of the compensation committee is to review and approve compensation paid to the Company’s officers and directors and to administer the Company’s incentive compensation plans, including authority to make and modify awards under such plans.

The compensation committee assists the board of directors in determining its responsibilities in relation to remuneration, including, among other matters, making recommendations to the board of directors on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level.

The compensation committee meets formally three times a year and otherwise as required.

D. Employees

Employees

As at December 31, 2018, the Company employed 15 employees and 48 contractors. As at December 31, 2019, the Company employed 16 employees and 47 contractors. As at December 31, 2020, the Company employed 20 employees and 50 contractors. As of December 31, 2020, the 50 contractors were engaged under third-party outsourcing contracts and the 20 employees were engaged under individual employment contracts.

All 50 of the contractors are contracted through Flowi Facility Management LLC (“Flowi”), a subsidiary of MUC. The 50 contractors serve in various roles in several of BPGIC’s departments, including operations, information technology and health and safety. Pursuant to BPGIC’s contract with Flowi, dated April 1, 2017, as extended, (the “Flowi Agreement”), Flowi is contractually obligated to release all 50 contractors from its employment and transfer them to BPGIC’s employment after contract completion. The term of the Flowi Agreement expires on August 31, 2021.

The Company believes that the material terms of its third-party sourcing contracts and employment agreements are customary for the UAE and the oil storage industry and that it has a good relationship with its employees and contractors.

The following table sets out the number of employees and contractors employed by the Company at December 31, 2020, 2019 and 2018 by main location.

Location

	As at December 31,
	2018	2019	2020
Fujairah Employees	7	9	11
Fujairah Contractors	48	47	50
Abu Dhabi Employees	8	7	9
Abu Dhabi Contractors	0	0	0
Total	63	63	70

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors as of March 1, 2021 is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of March 1, 2021, of our Ordinary Shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The percentage of shares beneficially owned is based on 109,587,854 Ordinary Shares outstanding on March 1, 2021.

Except as indicated in the footnotes below, we believe that the persons named below have shared voting and dispositive power with respect to all shares that they beneficially own. The shares owned by the persons named below do not have voting rights different from the shares owned by other holders. We believe that none of the persons named below own shares of record in the United States of America.

Name of Beneficial Owner	Number of Shares Beneficially Owned		% of Class(16)
Directors and Executive Officers of the Company
Dr. Yousef Al Assaf	—		—
Abu Bakar Chowdhury	8,333,333	(17)	7.6%
Nicolaas Paardenkooper	93,834,357	(1)	85.6%
Saleh Yammout	—		—
Dr. Simon Madgwick	—		—
Lina S. Saheb	—		—
Bryant Edwards	—		—
Faisal Selim	—		—
Syed Masood Ali	—		—
All executive officers and directors as a group (9 individuals)	93,834,357		85.6%

Five Percent Holders
BPGIC Holdings Limited(2)	93,834,357		85.6%
Brooge Petroleum and Gas Investment Company (BPGIC) PLC(3)	93,834,357		85.6%
SBD International LP(4)	53,318,947		48.7%
SD Holding Limited(5)	53,318,947		48.7%
Salman Dawood Salman Al-Ameri(6)	62,943,314		57.4%
HBS Investments LP(7)	9,624,367		8.8%
O2 Investments Limited(8)	9,624,367		8.8%
H Capital International LP(9)	8,991,043		8.2%
Gyan Investments Limited(10)	8,991,043		8.2%
Hind Mohammed Muktar Ahmed(11)	8,991,043		8.2%
His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan(12)	21,900,000		20.0%
MENA Energy Services Holdings Limited(13)	8,333,333		7.6%
IDB Infrastructure Fund II B.S.C(c)(14)	8,333,333		7.6%
ASMA Capital Partners B.S.C.(c). (15)	8,333,333		7.6%

(1)	Represents the shares held by BPGIC Holdings. Mr. Paardenkooper is the CEO of BPGIC Holdings, consequently, he may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	20,000,000 Ordinary Shares beneficially owned by BPGIC Holdings are held in escrow and subject to forfeiture until the Company satisfies certain milestones. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP.

(3)	Represents the shares held by BPGIC Holdings. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(4)	SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings. Its beneficial ownership of the Company’s Ordinary Shares held by BPGIC Holdings is 53,318,947 Ordinary Shares. SBD International LP’s pro rata portion of the Ordinary Shares held in escrow and subject to forfeiture until the Company satisfies certain milestones is 58.9%. SBD International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(5)	Represents the interests of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 53,318,947 Ordinary Shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(6)	Represents the interest of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 62,943,314 of the Ordinary Shares held by BPGIC Holdings. Mr. Al-Ameri disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP) have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(7)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. HBS Investments LP’s pro rata portion of the Ordinary Shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(8)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9,624,367 of the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by O2 Investments Limited as the general partner of HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(9)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. H Capital International LP’s pro rata portion of the Ordinary Shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(10)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 8,991,043, of the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(11)	Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 8,991,043 of the Ordinary Shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any Ordinary Shares other than to the extent she may have a pecuniary interest therein.

(12)	Represents the interests of Mohammad Bin Khalifa bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Mohammad bin Khalifa bin Zayed Al Nahyan’s pro rata portion of the Ordinary Shares held in escrow is 22.2%.

(13)	MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. MENA Energy disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(14)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) is the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(15)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. ASMA Capital holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. ASMA Capital disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(16)	Based on 109,587,854 Ordinary Shares outstanding as of July 31, 2020. Does not reflect the 21,228,900 Ordinary Shares issuable upon exercise of the outstanding Warrants issued in exchange for Twelve Seas warrants.

(17)	Represents the interest of MENA Energy in the shares held by BPGIC Holdings. Mr. Chowdhury is a Managing Director and Chief Financial Officer of ASMA Capital which holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy, consequently he may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. Mr. Chowdhury disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein.

Pursuant to certain letters from SBD International LP to nine individuals, BPGIC Holdings transferred an aggregate of 4,833,678 Ordinary Shares to such individuals in consideration of the valuable contributions they have made to the success of BPGIC.

As set forth above, BPGIC Holdings is the majority shareholder of the Company and holds 93,834,357 Ordinary Shares which is approximately 85.6% of the outstanding Ordinary Shares of the Company. BPGIC Holdings is wholly-owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC. SBD International LP is the majority owner of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. As the Chief Executive Officer of BPGIC Holdings and Brooge Petroleum and Gas Investment Company (BPGIC) PLC, the Chief Executive Officer of the Company, Nicolaas L. Paardenkooper may be deemed to have beneficial ownership of the 93,834,357 Ordinary Shares owned by BPGIC Holdings.

The Company is not aware of any existing arrangements that may result in a change of control of the Company.

B. Related Party Transactions

BPGIC Related Party Transactions and Policies

Related Party Transactions

BIA was partially owned by Mrs. Hind Muktar who is also a limited partner of H Capital International LP and the sole shareholder of Gyan Investments Limited, the general partner of H Capital International LP.

The Phase I Customer Agreement provides for BIA to lease approximately two thirds of the total storage capacity of the Phase I facility for a fixed fee per cubic meter per month payable in advance on a monthly basis. The Phase I Customer Agreement also provides that BIA shall pay BPGIC a fixed fee per cubic meter per month for product throughput with a supplementary fee per metric ton of throughput in excess of agreed volume per year, a fixed blending fee per cubic meter per month, a fixed inter tank transfer fee per cubic meter per month, and a fixed heating fee per cubic meter per month. Further, BPGIC is entitled to pass through any tariffs, additional charges or fees imposed by the Port of Fujairah. BPGIC is entitled to review and seek to amend the fees every two years. This adjustment can result only in the fees remaining constant or increasing. The Company believes that the terms of this agreement are no less favorable to BPGIC than would result from a similar transaction with an unaffiliated third party. BIA is only allowed to sublease the Phase I storage tanks with BPGIC’s prior approval. H Capital International LP is a minority shareholder in the Company, and following the sale of Mrs. Muktar’s shares in BIA, BIA is no longer a related party.

The Phase II Customer Agreement provides for BIA to lease all eight Phase II storage tanks for a fixed fee per cubic meter per month payable in advance on a monthly basis. The Phase II Customer Agreement also provides that BIA shall pay BPGIC a fixed fee per cubic meter per month for product throughput in excess of agreed volume, a fixed blending fee per cubic meter per month, a fixed inter tank transfer fee per cubic meter per month, and a fixed heating fee per cubic meter per month. Further, BPGIC is entitled to pass through any tariffs, additional charges or fees imposed by the Port of Fujairah. BPGIC is entitled to review and seek to amend the fees every two years. This adjustment can result only in the fees remaining constant or increasing. The Company believes that the terms of this agreement are no less favorable to BPGIC than would result from a similar transaction with an unaffiliated third party. BIA is only allowed to sublease the Phase II storage tanks with BPGIC’s prior approval. H Capital International LP is a minority shareholder in the Company, and following the sale of Mrs. Muktar’s shares in BIA, BIA is no longer a related party.

The Refinery Agreement provides that BIA and BPGIC will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 b/d. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to BIA to locate, BIA will construct, and BPGIC will operate the refinery. The parties have agreed to extend the period for their negotiations until the Second Quarter of 2021. BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that BIA will finance and arrange the development, construction and commissioning of a modular refinery on a parcel of BPGIC’s remaining unutilized land and will pay an ancillary service fee in connection with any ancillary services it uses. The Company and BPGIC believe that the terms of this agreement will be no less favorable to BPGIC than would result from a similar transaction with an unaffiliated third party. H Capital International LP is a minority shareholder in BPGIC, and following the sale of Mrs. Muktar’s shares in BIA, BIA is no longer a related party.

During the year ended December 31, 2019, the shareholders of the Company transferred their ownership in the Company to BPGIC PLC, which is owned by the same shareholders that previously owned the Company and in the same ownership proportion. Upon the change of ownership, the Company changed its name from Brooge Petroleum and Gas Investment Company FZC to Brooge Petroleum and Gas Investment Company FZE. As a result of the above, BPGIC PLC became the parent of the Company. The owners made net cash contributions to the extent of $32.6 million.

Subsequently, as part of a reorganization, BPGIC PLC transferred 100% of the issued and outstanding ordinary shares of BPGIC to BPGIC Holdings. As a result, BPGIC Holdings became the parent of the Company.

Movements in shareholders’ account are as follows:

	Year ended December 31,
	2020	2019	2018
	USD	USD	USD

Contributions by the shareholders	2,041,928	77,090,648	951,539
Amounts paid on behalf of the Group by the shareholders*	-	1,135,484	7,850,431
Amounts paid by the Group on behalf of the shareholders	-	(1,647,064)	(2,296,354)
Distributions to shareholders	-	(53,279,016)	(29,209,289)

	2,041,928	23,300,052	(22,703,673)

These amounts are repayable at the discretion of the board of directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group, which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account are as follows:

	Year ended December 31,
	2020	2019	2018
	USD	USD	USD

At beginning of period	71,017,815	47,717,763	70,421,436
Net contributions (distributions) during the year	2,041,928	23,300,052	(22,703,673)

At end of period	73,059,743	71,017,815	47,717,763

Movements in other related parties are as follows:

	Year ended December 31,
	2020	2019	2018
	USD	USD	USD

Expenses paid on behalf of related parties	279,281	57,550	-

In addition to the above, funds amounting to $2,425,904 were received and repaid to shareholders during the year.

Due from related parties:

	Year ended December 31,
	2020	2019	2018
	USD	USD	USD

HBS Investments LP (shareholder)	17,479	13,388	-
BPGIC Holdings (Shareholder)	255,818	-	-
H Capital International LP (shareholder)	16,975	11,056	-
O2 Investments Limited as GP (shareholder)	9,303	6,181	-
SBD International LP (shareholder)	17,851	13,760	-
SD Holding Limited as GP (shareholder)	9,850	6,984	-
Gyan Investments Ltd (shareholder)	9,555	6,181	-

	336,831	57,550	-

Key management remuneration for the year ended December 31, 2020 amounted to $1,417,266 (2019: $1,160,293; 2018: $677,291), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

Related Party Transaction Policies

Our board of directors has adopted a code of ethics and business conduct that requires the Company’s directors, officers and employees to avoid conflicts of interest, such as related party transactions, unless specifically authorized. Our board of directors also adopted a related party transaction policy to govern the procedures for evaluation and authorization of related party transactions. Related party transactions, which require approval of the audit committee, are defined as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Group is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “BROG” and “BROGW,” respectively. Holders of our Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “BROG” and “BROGW,” respectively.

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

For discussions on risks associated with the above anti-takeover provisions, please see “Item 3.D Risk Factors — Provisions in the Company’s amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for the Company’s securities and could entrench management”.

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

The Company is incorporated in the Cayman Islands and all of its operations are currently conducted through its subsidiary, BPGIC, and once phase III is ready, will be conducted through the Company’s subsidiaries, BPGIC and BPGIC III, in the UAE. All of the Company’s assets are located outside the United States. The Company’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the UAE could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

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

C. Material Contracts

Phase I End User Agreement, Phase I Customer Agreement, Super Major Agreement, and Commercial Storage Agreements

In an effort to de-risk the start-up of operations of Phase I, BPGIC entered into the Phase I End User Agreement, which went into effect on December 12, 2017. Pursuant to the Phase I End User Agreement, the Initial Phase I End User leased all 14 oil storage tanks in Phase I from BPGIC. The Phase I End User Agreement provided that the Initial Phase I End User would pay BPGIC (i) a monthly fixed storage fee to lease all of Phase I’s storage capacity (irrespective of whether the Initial Phase I End User utilized any storage capacity) and (ii) monthly variable ancillary service fees based on the Initial Phase I End User’s usage of the following ancillary services: throughput, blending, heating and inter-tank transfers. The Initial Phase I End User accounted for 100 percent of BPGIC’s revenue for the year ended December 31, 2018.

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

In April and May 2020, BIA agreed to release an aggregate of 129,000 m3 of the Phase I capacity, amounting to approximately one-third of the total Phase I capacity, back to BPGIC, until November 8, 2020, subject to extension of the term for an additional six months upon the mutual agreement of the parties. On November 1, 2020, the parties mutually agreed to such extension of the term for an additional six months. On December 1, 2020 and December 7, 2020, BIA agreed to release additional 43,000 m3 and 61,072 m3, respectively, of the Phase I capacity back to BPGIC for respective six-month periods ending in June 2021, in each case, subject to extension for an additional six months upon the mutual agreement of the parties. On December 9, 2020, February 8, 2021 and February 10, 2021, BIA agreed to release additional 41,563 m3, 41,563 m3 and 83,126 m3, respectively, of the Phase I capacity back to BPGIC for respective six-month periods ending in June 2021 and August 2021, as applicable, in each case, subject to extension for an additional six months upon the mutual agreement of the parties.

As a result of the strong demand for storage both globally and in Fujairah, BPGIC was able to lease the 129,000 m3 Phase I capacity initially released to it to the Super Major for a six month period pursuant to the Super Major Agreement subject to renewal for an additional six month period with the mutual agreement of the parties.

BIA is, and the Super Major was, required to pay (i) a monthly fixed storage fee to lease Phase I’s storage capacity and (ii) monthly variable ancillary service fees for the following ancillary services: throughput, blending, heating (BIA only) and inter-tank transfers. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month, and the Super Major paid for the storage fees for the full six-month term in advance. Because BIA subleases its storage capacity, BPGIC’s monthly revenue for ancillary services depends on the extent to which the Phase I sublessees and the Super Major utilize the ancillary services. Notwithstanding the sublease, BIA’s obligation to pay both the monthly fixed storage fee and the ancillary services fees to BPGIC is independent of is sublessees’ obligation to pay, and actual payment to, BIA. In November 2020, the Super Major Agreement was not renewed by mutual agreement.

From November 2020 till March 2021, the Company entered into nine Commercial Storage Agreements with the Storage Customers, eight of which agreements are still in effect. Four of these eight Commercial Storage Agreements each have a six months term, subject to an additional six month renewal, one agreement has a six months term, subject to an additional three months renewal, another agreement has a five months term, subject to an additional three months renewal, another agreement has a three months term, subject to an additional three months renewal, and the remaining agreement has a two months term, subject to additional two months renewal. These eight agreements are spread tank wise within a total of five reputed customers as compared to one single customer in previous periods.

Storage Fee

For the years ended December 31, 2018, December 31, 2019 and December 31, 2020, BPGIC generated, respectively, 57.9 percent, 54.3 percent and 60.6 percent of its revenue from monthly fees for storage services, which the Initial Phase I End User and BIA paid to reserve all the storage space in the 14 oil storage tanks of Phase I. The Initial Phase I End User was, and BIA is, required to pay BPGIC the contracted rate per m3 per month. These fees were, and are, owed to BPGIC regardless of the storage capacity actually used. Further, BIA is obligated to pay the storage fees to BPGIC whether or not BIA receives payment, in turn, from the Initial Phase I End User or its other sublessees. As discussed in “Item 4.A Information on the Company — History and Development”, from the time BPGIC began its operations in December 2017 through February 28, 2018, BPGIC limited the availability of its Phase I storage capacity to 40 percent. BPGIC then increased the availability of its Phase I storage capacity to approximately 70 percent on March 1, 2018 and to 100 percent on April 1, 2018. As a result of these limitations on the availability of storage capacity, BPGIC agreed with the Initial Phase I End User to pro-rate the monthly fixed storage fees to correspond with the amount of available storage capacity during each month prior to April 2018.

Ancillary Services

BPGIC charges all customers variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the Phase I Customer Agreement and the existing Commercial Storage Agreements, BIA is and the existing Storage Customers are, respectively, required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month BIA and the existing Storage Customers are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. BIA and the existing Storage Customers are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessees and the existing Storage Customers utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths. Upon mutual agreement, BPGIC could charge a supplementary fee to the extent BIA or any Storage Customer exceeds an agreed amount of throughput volume.

●	Blending Fees. Pursuant to the Phase I Customer Agreement and the existing Commercial Storage Agreements, BIA and each existing Storage Customer is, respectively, required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per m3. BIA and each existing Storage Customer is responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees, and the existing Storage Customers.

●	Heating Fees. Pursuant to the Phase I Customer Agreement, BIA is required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees. The existing Storage Customers do not contract for heating services.

●	Inter-Tank Transfer Fees. Pursuant to the Phase I Customer Agreement and the existing Commercial Storage Agreements, BIA is and the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of BIA’s sublessees and the existing Storage Customers.

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

The Phase I Customer Agreement and the existing Commercial Storage Agreements provide that any fees charged by the Port of Fujairah in respect of BIA (or its sublessees) or the existing Storage Customers, as applicable, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by BIA or the existing Storage Customers, as applicable.

Every two years, BPGIC may elect to review and seek to amend the fees charged under the Phase I Customer Agreement to the fair market rate of the relevant services at such time. As a result of such review, the rates shall equal either (i) the then-current rates or (ii) the market rates agreed between the parties, but only if such rates are higher than the then-current rates.

Sublessees

The Phase I Customer Agreement contemplates that BIA, subject to BPGIC’s prior approval, may enter into sublease agreements from time to time to assign its rights under the Phase I Customer Agreement to sublessees. In connection with the Phase I Customer Agreement, BIA assumed the rights and obligations of BPGIC under the Phase I End User Agreement and thereby sublet the Phase I facility. In 2020, BIA notified BPGIC that it had entered sublease arrangements for parts of the Phase I storage capacity with additional end users. Notwithstanding the sublease to the Phase I end users, BIA is responsible for both the storage fee and the ancillary service fees without regard to whether BIA receives payment from the Phase I end users.

The fees under any such sublease agreements are generally expected to mirror the fees of the Phase I Customer Agreement, but may be higher in the event of increased demand for storage. Under the Phase I Customer Agreement, sublessees may engage directly with BPGIC such that BPGIC delivers services to them and they pay applicable fees to BPGIC for such services. BIA’s sublessees may also interface directly with BPGIC to file complaints and to arrange any surveyor inspections.

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

Pursuant to the Phase I Customer Agreement, the product specifications of the sublessees’ oil products must be approved by BPGIC before any sublessees can deliver any oil products to the BPGIC Terminal. Such oil products must also be in compliance with the Port of Fujairah’s environmental standards, the relevant tank specifications, and must not be considered “hazardous”. BPGIC also retains the right pursuant to the Phase I Customer Agreement to refuse any oil products that are proven to be sanctioned, poor quality or hazardous. Similarly, under the existing Commercial Storage Agreements, BPGIC has the right to refuse any oil products that do not conform with the description of the products provided by the existing Storage Customers, that may result in danger or damage to persons, goods, the BPGIC Terminal or property generally, that may cause environmental damage or that violate Port regulations or applicable laws.

The description of the Phase I Customer Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.66.

The descriptions of the Commercial Storage Agreements do not purport to summarize all of the provisions of the agreements and are qualified in their entirety by reference to the full text of each such agreement, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.96 through 4.103.

Refinery Agreement

In February 2020, BPGIC and Sahara mutually agreed to discontinue their joint development discussions to install a modular oil refinery at BPGIC’s terminal. Shortly thereafter, BPGIC entered into the Refinery Agreement with BIA which provides that the parties will use their best efforts to finalize the technical and design feasibility studies for the BIA Refinery, a refinery with a capacity of 25,000 b/d. The parties further agreed to negotiate, within 30 days, the Refinery Operations Agreement, a sublease agreement and a joint venture agreement to govern the terms on which (i) BPGIC will sublease land to BIA to locate, (ii) BIA will construct, and (iii) BPGIC will operate the BIA Refinery. The parties have agreed to extend the period for their negotiations until the Second Quarter of 2021.

BPGIC is in discussion with BIA to develop and operate the BIA Refinery at minimal cost to BPGIC. BPGIC and BIA are still negotiating the Refinery Operations Agreement, however BPGIC expects that BIA will finance and arrange the development, construction and commissioning of a modular refinery on a parcel of BPGIC’s remaining unutilized land. BPGIC anticipates that BIA will engage an EPC contractor to design and procure construction and commission of the BIA Refinery. BPGIC currently projects that the BIA Refinery will be completed by the end of the First Quarter of 2022. The BIA Refinery is expected to be among the first refineries in the MENA region capable of supplying IMO 2020 compliant 0.5% sulphur content shipping fuel. The facility is initially expected to have an initial production capacity of 25,000 b/d.

The description of the Refinery Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement and the letter agreements related thereto, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.85, 4.86, 4.87, 4.94, 4.104 and 4.111.

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

In September 2019, with the consent of the Phase II End User, BPGIC entered into the Phase II Customer Agreement to restructure its relationship with the Phase II End User. Pursuant to the Phase II Customer Agreement, BPGIC has agreed to lease the Phase II facility, once operational, to BIA on identical price terms and otherwise substantially similar terms as those of the Phase II End User Agreement, and in connection therewith, BIA assumed BPGIC’s rights and obligations under the Phase II End User Agreement. BIA will become BPGIC’s customer with respect to Phase II once it becomes operational. In August 2020, BPGIC commenced hydrotesting of the Phase II facility and BPGIC expects Phase II operations to commence during the Third Quarter of 2021. Like the Phase II End User, BIA will be required to pay (i) a monthly fixed storage fee to lease all of Phase II’s storage capacity and (ii) monthly variable ancillary service fees for the following ancillary services: throughput, blending, heating and inter-tank transfers. BIA is required to satisfy any amounts due for the monthly fixed storage fee in advance for each applicable month. Because BIA agreed to sublease the facility to the Phase II End User, BPGIC’s monthly revenue for ancillary services depends on the extent to which the Phase II End User utilizes the ancillary services. Notwithstanding the sublease, BIA’s obligation to pay both the monthly fixed storage fee and the ancillary services fees to BPGIC is independent of the Phase II End User’s obligation to pay, and actual payment to, BIA. Similar to the commencement of operations for Phase I, BPGIC may initially commence operations of Phase II in accordance with certain required safety measures and ramp up utilization of its storage capacity and ancillary services over time to mitigate any potential operational risks. This would impact the amount of storage and ancillary service fees BPGIC would earn during the first quarter of operations under the Phase II Customer Agreement.

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

Ancillary Services

Upon the commencement of the Phase II Customer Agreement, BPGIC will charge BIA variable fees based on usage for the following ancillary services:

Throughput Fees. Pursuant to the Phase II Customer Agreement, BIA will be required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths and the VLCC jetty, or from the berths and the VLCC jetty to the BPGIC Terminal, as applicable, during an applicable month at the contracted rate per m3. Each month BIA will be allocated an initial amount of throughput volume at no charge that corresponds with the monthly storage capacity leased by it. As BIA will lease all the storage capacity of Phase II, the amount is approximately 601,261 m3 per month. BIA will be required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees will vary based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As BIA’s sublessee, the Phase II End User, utilizes the ancillary services, which involves sending and receiving oil products to and from Phase II, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths and the VLCC jetty, as applicable.

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

The description of the Phase II Customer Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.69.

Commercial Storage Agreements

On November 11, 2020, BPGIC entered into the Synergy Storage Agreement with Synergy, pursuant to which BPGIC leased 43,000 m3 of storage capacity of the Phase I facility to Synergy for a period of fifteen days subject to renewal for an additional fifteen days with the mutual agreement of the parties. On January 15, 2021 the Synergy Storage Agreement was terminated.

On November 19, 2020, BPGIC entered into a commercial storage agreement with A&T, pursuant to which BPGIC leased 24,928 m3 of storage capacity of the Phase I facility to A&T for a period of six months subject to renewal for an additional six month period with the mutual agreement of the parties. On November 26, 2020, BPGIC and A&T entered into another commercial storage agreement whereby BPGIC leased an additional 43,000 m3 of storage capacity of the Phase I facility to A&T for a period of six months subject to renewal for an additional six month period with the mutual agreement of the parties.

On November 19, 2020 and December 6, 2020, BPGIC entered into a commercial storage agreement with Jaykay, pursuant to which BPGIC leased 61,072 m3 of storage capacity of the Phase I facility to Jaykay for a period of six months subject to renewal for an additional six month period with the mutual agreement of the parties. On December 6, 2020, BPGIC and Jaykay entered into another commercial storage agreement whereby BPGIC leased an additional 61,072 m3 of storage capacity of the Phase I facility to Jaykay for a period of six months subject to renewal for an additional six month period with the mutual agreement of the parties.

On January 15, 2021, BPGIC entered into the NuFuel Storage Agreement with NuFuel, pursuant to which BPGIC leased 41,563 m3 of storage capacity of the Phase I facility to NuFuel for a period of three months subject to renewal for an additional three month period with the mutual agreement of the parties.

On February 14, 2021, BPGIC entered into the SAA Storage Agreement with SAA, pursuant to which BPGIC leased 41,563 m3 of storage capacity of the Phase I facility to SAA for a period of two months subject to renewal for an additional two month period with the mutual agreement of the parties.

On March 04, 2021, BPGIC entered into the A&T Storage Agreement with A&T, pursuant to which BPGIC leased 83,126 m3 of storage capacity of the Phase I facility to SAA for a period of six months subject to renewal for an additional three month period with the mutual agreement of the parties.

On March 30, 2021, BPGIC with mutual agreement with A&T novated the agreement entered on March 04, 2021 to the new customer Valor with effect from April 8, 2021 for the same quantity leased to A&T of 83,126 m3.

The descriptions of the Commercial Storage Agreements do not purport to summarize all of the provisions of the agreements and are qualified in their entirety by reference to the full text of each such agreement, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.96 through 4.103.

Business Combination Agreement

On April 15, 2019, the Company entered into the Business Combination Agreement. A summary of the Business Combination Agreement and the Business Combination is provided in “Introduction” and “Item 5. Operating and Financial Review and Prospects — Brooge Energy Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Combination and NASDAQ Listing Transactions” in this Report.

On December 20, 2019, pursuant to a Business Combination Agreement, among other matters:

(i)	Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity and a wholly-owned subsidiary of the Company (under the name BPGIC International), with the holders of Twelve Seas’ securities receiving substantially equivalent securities of the Company; and

(ii)	the Company acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for 98,718,035 Ordinary Shares of the Company and cash in the amount of $13,225,827.22, with BPGIC becoming a wholly-owned subsidiary of the Company.

Upon consummation of the Business Combination, the Company’s Ordinary Shares and warrants to purchase Ordinary Shares became listed on the Nasdaq Capital Market.

The description of the Business Combination Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.61.

Amended Founders’ Share Escrow Agreement

On June 19, 2018, Twelve Seas entered into a Share Escrow Agreement, by and among Twelve Seas, the Initial Twelve Seas Shareholders and Continental, as escrow agent (the “Founders’ Share Escrow Agreement”). On December 20, 2019, the Company entered into the Share Escrow Agreement Amendment, by and among the Company, Twelve Seas, the Initial Twelve Seas Shareholders and Continental, as escrow agent (the Founders’ Share Escrow Agreement as amended by the Share Escrow Agreement Amendment, the “Amended Founders’ Share Escrow Agreement”).

The Amended Founders’ Share Escrow Agreement provided that 2,587,500 shares held by Twelve Seas Sponsor, (the “Founders’ Lock-Up Shares”) were be held in escrow, to be released one year after the date of the Closing, provided that 50% such Founders’ Lock-Up Shares were subject to earlier release upon certain milestones being met prior to one year after the date of the Closing. On December 20, 2020, the Founders’ Lock-Up Shares were released from their lock up restriction.

The description of the Amended Founders’ Share Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.3 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 4.9, and by reference to the full text of the amendment to such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.74.

A&R Founders’ Registration Rights Agreement

The Company entered into the Amended and Restated Founders’ Registration Rights Agreement (the “A&R Founders’ Registration Rights Agreement”), dated as of December 20, 2019, by and among the Company, Twelve Seas, Early Bird Capital and the Initial Twelve Seas Shareholders (the Initial Twelve Seas Shareholders and Early Bird Capital, collectively, the “Twelve Seas Insiders” and the securities held by the Twelve Seas Insiders the “Twelve Seas Insider Securities”).

Pursuant to the A&R Founders’ Registration Rights Agreement, the holders of a majority-in-interest of the Twelve Seas Insider Securities are entitled to make demands that the Company register such securities, however the Company is not obligated to effect more than an aggregate of two such demand registrations. With respect to such Twelve Seas Insider Securities which were subject to escrow under the Amended Founders’ Share Escrow Agreement, the holders of the majority-in-interest of the Twelve Seas Insider Securities were entitled to elect to exercise their registration rights at any time commencing two months prior to the date on which such securities were to be released from escrow. With respect to such Twelve Seas Insider Securities which are subject to escrow under the Initial Shareholder Escrow Agreement, the holders of the majority-in-interest of the Twelve Seas Insider Securities can elect to exercise their registration rights when such securities are released from escrow under the Initial Shareholder Escrow Agreement. With respect to such Twelve Seas Insider Securities which are not subject to any escrow, the registration rights may be exercised at any time on or after the date of Closing. Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the A&R Founders’ Registration Rights Agreement, the Company must give notice to the Twelve Seas Insiders and all other holders of Registrable Securities (as defined in the A&R Founders’ Registration Rights Agreement) as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the A&R Founders’ Registration Rights Agreement provides that subject to certain exceptions, the holders of Registrable Securities shall be entitled to request in writing that the Company register the resale of any or all of such Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the A&R Founders’ Registration Rights Agreement, the Company agreed to indemnify the holders of Registrable Securities and certain persons or entities related to them against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell such Registrable Securities, unless such liability arose from the Company’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Registrable Securities will indemnify the Company and certain persons or entities related to the Company, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state a material fact, in any registration statement or prospectus pursuant to which they sell their Registrable Securities, where they were made (or not made) by the Company in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the A&R Founders’ Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.73.

Seller Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, the Seller Escrow Shares were instead issued to BPGIC Holdings in escrow, and are held by Continental, as escrow agent for the benefit of BPGIC Holdings, to be held and controlled, along with any other Seller Escrow Property by Continental in a separate segregated escrow account (the “Seller Escrow Account”), and released in accordance with the Seller Escrow Agreement.

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

The Seller Escrow Property will only become vested and not subject to forfeiture, and released to BPGIC Holdings, in the event that the Company meets the following performance or milestone requirements during the Seller Escrow Period, the period commencing from the Closing until the end of the 20th fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing:

(i) One-half (½) of the Seller Escrow Property shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA (as defined in the Seller Escrow Agreement) for any full fiscal quarter during the Seller Escrow Period beginning with the first Seller Escrow Quarter equals or exceeds $175,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any 10 Trading Days (as defined in the Seller Escrow Agreement) within any 20 Trading Day period during the Seller Escrow Period.

(ii) All Seller Escrow Property remaining in the Seller Escrow Account shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA for any Seller Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company Ordinary Shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any 10 Trading Days within any 20 Trading Day period during the Seller Escrow Period.

The Annualized EBITDA for each fiscal quarter is equal to four times the earnings before interest, income taxes, depreciation and amortization of the Company and its subsidiaries, on a consolidated basis, for such fiscal quarter, as determined in accordance with IFRS, consistently applied, but subject to certain adjustments set forth in the Seller Escrow Agreement.

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

The description of the Seller Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.1 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on May 13, 2019 and is incorporated by reference herein as Exhibit 4.62, and by reference to the full text of the First Amendment to such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.71.

Initial Shareholder Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, 1,552,500 of the Company’s Ordinary Shares otherwise issuable to the Initial Twelve Seas Shareholders at the Closing (together with any equity securities paid as dividends or distributions with respect to such Ordinary Shares or into which such Ordinary Shares are exchanged or converted, the “Founders’ Earn-Out Escrow Shares” and together with the Founders’ Lock-Up Shares, the “Founders’ Shares”) were instead issued to the Initial Twelve Seas Shareholders in escrow and are held by Continental, as escrow agent for the benefit of the Initial Twelve Seas Shareholders to be held and controlled, along with any other Founder Escrow Property (as defined in the Initial Shareholder Earn-Out Escrow Agreement and together with the Founders’ Earn-Out Escrow Shares, the “Founders’ Earn-Out Escrow Property”) by Continental in a separate segregated escrow account (the “Founders’ Earn-Out Escrow Account”), and released in accordance with the Escrow Agreement, dated December 20, 2019 by and among the Initial Twelve Seas Shareholders, Continental and the Company (the “Initial Shareholder Escrow Agreement”).

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

In connection with an agreement between Twelve Seas Sponsor and Magnetar Financial LLC and certain of its affiliates (collectively, “Magnetar”) whereby Twelve Seas Sponsor pledged, among other things, its Founders’ Earn-Out Escrow Shares to Magnetar as collateral, the Company agreed that, if the other pledged collateral is not sufficient to cover Twelve Seas Sponsor’s obligations to Magnetar, the Company will waive the escrow release conditions and release up to 100% of Twelve Seas Sponsor’s Founders’ Earn-Out Escrow Shares, as necessary, to cover the remainder of Twelve Seas’ Sponsor’s obligations to Magnetar (such agreement the “Limited Waiver”).

The description of the Initial Shareholder Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.76 and the Limited Waiver of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.82.

The description of the Limited Waiver does not purport to summarize all of the provisions of the Limited Waiver and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.82.

Seller Registration Rights Agreement

Pursuant to the Business Combination Agreement, the Company and BPGIC Holdings entered into a registration rights agreement, dated December 20, 2019 (the “Seller Registration Rights Agreement”), with respect to the Ordinary Shares of the Company received by BPGIC Holdings at the Closing (the “Seller Shares”). Under the Seller Registration Rights Agreement, BPGIC Holdings has registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the Seller Shares (together with any securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Seller Registrable Securities”), except that the Company is not obligated to register Seller Registrable Securities subject to the Seller Escrow Agreement until they are released from the Seller Escrow Account. The holders of a majority-in-interest of the Seller Registrable Securities are entitled under the Seller Registration Rights Agreement to make written demands for registration under the Securities Act of all or part of their Seller Registrable Securities (provided, however, that the Company is not obligated to effect more than four of such written demands), and the other holders of Seller Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the Seller Registration Rights Agreement, the Company must give notice to BPGIC Holdings and all other holders of Seller Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the Seller Registration Rights Agreement provides that subject to certain exceptions, the holders of Seller Registrable Securities shall be entitled under the Seller Registration Rights Agreement to request in writing that the Company register the resale of any or all of such Seller Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, the Company agreed to indemnify the holders of Seller Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell Seller Registrable Securities, unless such liability arose from the Company’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Seller Registrable Securities will indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state to material fact, in any registration statement or prospectus pursuant to which they sell their Seller Registrable Securities, where they were made (or not made) by the Company in reliance upon and in conformity with information furnished in writing to it by such holder.

In connection with a number of transfers of Ordinary Shares by BPGIC Holdings to certain individual shareholders from July 2020 to September 2020, the Company entered into Joinders to the Seller Registration Rights Agreement with such transferees. As a result, such transferees hold Seller Registrable Securities and have the same rights, and are subject to the same obligations as BPGIC Holdings.

The description of the Seller Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.75.

The description of the Joinders to Seller Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is attached hereto and incorporated by reference herein as Exhibit 4.1.

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

On December 20, 2019, the Company, Twelve Seas and Continental entered into the Amendment to Warrant Agreement and Rights Agreement pursuant to which the Company became party to each of the Warrant Agreement and the Rights Agreement and the parties revised the terms of such agreements in order to, among other things, reflect the conversion of each Twelve Seas warrant into a Warrant of the Company having substantially the same terms and conditions as such original Twelve Seas warrant, and each Twelve Seas right converted into 1/10th of one Ordinary Share of the Company.

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

Business Combination Marketing Agreement Fee Amendment

Twelve Seas engaged Early Bird Capital to assist it in connection with Twelve Seas’ initial business combination. Pursuant to this arrangement, Early Bird Capital assisted Twelve Seas in holding meetings with Twelve Seas shareholders to discuss the Business Combination and BPGIC’s business attributes, introduced Twelve Seas to potential investors that may have been interested in purchasing Twelve Seas’ securities in connection with the Business Combination, assisted Twelve Seas in obtaining shareholder approval for the Business Combination and assisted Twelve Seas with its press releases and certain public filings in connection with the Business Combination. Pursuant to the original agreement, Twelve Seas agreed to pay Early Bird Capital a cash fee equal to 3.5% of the gross proceeds received in its initial public offering for such services upon the consummation of its initial business combination (exclusive of any applicable finders’ fees which might become payable); provided that up to 1.0% of the gross proceeds of initial public offering could be allocated at Twelve Seas’ sole discretion to one or more advisors that assisted Twelve Seas in identifying and consummating an initial business combination. Twelve Seas also agreed to reimburse Early Bird Capital for up to $20,000 of its reasonable costs and expenses incurred by it (including reasonable fees and disbursements of counsel) in connection with the performance of its services pursuant to the agreement; provided, however, all expenses in excess of $5,000 in the aggregate required Twelve Seas’ prior written approval, which approval would not be unreasonably withheld.

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, Early Bird Capital, and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to Early Bird Capital’s fees and Early Bird Capital’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, Early Bird Capital received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to $3 million and a $1.5 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. After an event of default, the promissory note was to bear interest at the rate of 10% per annum.

The promissory note was repaid with proceeds from the Bond Financing Facility.

The description of the BCMA Fee Amendment does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of (i) the Business Combination Marketing Agreement, a copy of the form of which was filed by Twelve Seas as Exhibit 1.2 to the Registration Statement on Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018 and is incorporated by reference herein as Exhibit 4.15, (ii) the BCMA Fee Amendment, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.77, and (iii) the $1,500,000 Promissory Note issued to Early Bird Capital, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.78.

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

Transferee Voting Agreement

BPGIC Holdings is party a voting agreement with certain persons (each, an “Individual Transferee”) in favor of BPGIC Holdings (each a “Transferee Voting Agreement” and collectively, the “Transferee Voting Agreements”). The Transferee Voting Agreements apply to certain Ordinary Shares transferred to the Individual Transferees (collectively, the “Transferee Subject Shares”). Each Transferee Voting Agreement provides until such Transferee Voting Agreement terminates, at each meeting of the shareholders of the Company and in each written consent or resolutions of the Company’s shareholders in which an Individual Transferee is entitled to vote, consent or approve, such Individual Transferee unconditionally and irrevocably agrees to be present for such meeting and vote its Transferee Subject Shares (in person or by proxy), as directed by BPGIC Holdings, or consent to any action by written consent or resolution with respect to all such matters, as directed by BPGIC Holdings. Each Transferee Voting Agreement terminates upon the earlier to occur of (i) the mutual written consent of BPGIC Holdings and the subject Individual Transferee and (ii) with respect to an Individual Transferee, automatically on the date such Individual Transferee no longer holds any Transferee Subject Shares.

The description of the Transferee Voting Agreements does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is attached hereto and incorporated by reference herein as Exhibit 4.2.

Dividend Waivers

Prior to the Closing, BPGIC Holdings, MENA Energy, the Twelve Seas Insiders and certain assignees of Early Bird Capital (collectively the “Waiving Holders”) executed dividend waivers pursuant to which such Waiving Holders waived, for a period of two years from the date of Closing (the “Waiver Term”), their rights to any dividends with respect to (i) the Ordinary Shares received by BPGIC Holdings in exchange for the outstanding equity of BPGIC, (ii) the Founders’ Shares, and (iii) the ordinary shares issued to Early Bird Capital and its affiliates in connection with Twelve Seas’ initial public offering. Each dividend waiver terminates upon the earliest to occur of (i) the expiration of the Waiver Term, and (ii) with respect to the Twelve Seas Insiders and Early Bird Capital, if the Company and/or BPGIC Holdings or MENA Energy modify their waiver of their rights to dividends in any way.

The description of the Dividend Waiver does not purport to summarize all of the provisions thereof and is qualified in its entirety by reference to the full text of such waiver, a copy of the form of which is attached hereto and incorporated by reference herein as Exhibit 4.79.

Bond Offering Documents

During September 2020, as part of the Bond Financing Facility, BPGIC issued bonds of $200 million to private investors with a face value of $1 and an issue price of $0.95. The issuance has a maximum size of $250.00 million, which includes the option for a tap issue of an additional $50.00 million subject to certain conditions. The proceeds of the Bond Financing Facility were used to repay the Phase I Financing Facilities, fund capital project for Phase II, repay the promissory note payable to Early Bird Capital, pre-fund the Liquidity Account and for general corporate purposes. The proceeds of the bonds were drawn down during November 2020 and outstanding term loans were fully settled.

The principal repayment of the Bond Financing Facility will be semi-annual payments of $7 million starting in September 2021 until March 2025, and one bullet repayment of $144 million in September 2025. The bonds bear interest at 8.5% per annum, payable along with the principal installments.

The description of the Bond Financing Facility does not purport to summarize all of the provisions of the Bond Financing Facility and is qualified in its entirety by reference to the full text of the Bond Terms dated September 22, 2020, and Amendment No. 1 to the Bond Terms dated October 23, 2020, copies of which are attached hereto and incorporated by reference herein as Exhibits 2.7 and 2.8.

Amendment to Phase I Construction Facilities Letter

On December 30, 2019, BPGIC and FAB agreed to amend the Phase I Construction Facility to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 became payable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 became payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020;

3.	the debt service reserve account was to be created by February 28, 2020; and

4.	testing of the debt service coverage ratio covenant was to start on February 28, 2020 and was to be conducted on each subsequent due date.

The description of the December 30, 2019 amendment to the Phase I Construction Facilities does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.81.

On June 15, 2020, BPGIC entered into the June 15 Phase I Construction Facilities Amendment with its lender to amend the Phase I Construction Facilities.

Pursuant to the June 15 Phase I Construction Facilities Amendment, BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that required BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 million
July 31, 2020	$3.62 million
August 31, 2020	$0.14 million
September 30, 2020	$0.14 million
October 31, 2020	$1.01 million
November 30, 2020	$0.14 million
December 31, 2020	$3.87 million
Total	$11.9 million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC was to make quarterly payments of approximately $1.77 million.

Pursuant to the June 15, Phase I Construction Facilities Amendment, BPGIC and the lender also agreed to a revised payment schedule for the Phase I Admin Building Facility that required BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 million
September 30, 2020	$0.14 million
October 31, 2020	$0.41 million
November 30, 2020	$0.14 million
December 31, 2020	$0.80 million
Total	$1.63 million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2021, BPGIC was to make quarterly payments of approximately $0.54 million.

Testing of the debt service ratio covenant was to start on December 31, 2020 and was to be conducted on each subsequent payment date. A debt service reserve account containing at least 1 quarter of debt service amounts was to be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repaid all liabilities owed under the Phase I Construction Facilities.

Also pursuant to this amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%], to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021; and

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%], to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

On November 16 2020, the Company paid off the entire outstanding principal, interest and fees for all its term loans (including the Phase I Construction Facilities) from the proceeds of the Bond Financing Facility.

The description of the Amendment to Phase I Construction Facilities Letter, does not purport to summarize all of the provisions thereof and is qualified in its entirety by reference to the full text of such agreement, the Movable Asset Mortgage, dated as of June 15, 2020, by and between BPGIC and FAB and the Account Pledge (First Party), dated as of June 15, 2020, by and between BPGIC and FAB, copies of which are attached hereto and incorporated by reference herein as Exhibits 4.91, 4.92 and 4.93, respectively.

Phase III Land Lease

On February 2, 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The agreement provides for an initial 30 year term with an automatic 30 year renewal. Upon mutual agreement of the parties, the term of the Phase III Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties. BPGIC will begin paying rent under the Phase III Land Lease on the earlier of the date that is 18 months from the date of the Phase III Land Lease and the commissioning of the Phase III facility. The initial annual rent will be $6,126,467 and rent increases by 2 percent per annum. All amounts in respect of rent for each quarter shall be invoiced by and paid to FOIZ in Dirhams by immediately available funds due net 30 days after receipt of invoice. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The description of the Phase III Land Lease does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.84 and the novation agreement relating thereto, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.95.

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

Taxation of Dispositions of the Company’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Company ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your tax basis (in US dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Company’s ordinary shares under their particular circumstances.

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

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Market Risk Disclosures

The main risks arising from the Company’s financial instruments are price risk, capital risk, interest rate risk, credit risk, currency risk and liquidity risk. The Senior Management team reviews and agrees on policies for managing each of these risks, which are summarized below. The Company’s instruments are entered into for purposes other than trading purposes.

B. Price Risk

The Company’s activities expose it to the financial risks of changes in interest rates and price risk of the Warrants. As the Warrants are recognised at fair value on the consolidated statement of financial position of the Company, the Company’s exposure to market risks results from the volatility of the Warrants price. The Warrants are publicly traded on the Nasdaq Capital Market.

C. Capital Risk

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for holders of Ordinary Shares and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of shareholders’ equity and debt, which as disclosed in the audited financial information for the period ended December 31, 2020, includes the borrowings under the Financing Facilities while excluding derivative financial liabilities.

Consistent with others in the industry, the Company monitors its debt levels including covenants contained within its financing facilities.

D. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks and interest bearing loans and borrowings at variable rates. However, currently, our bonds are not linked to any fluctuating rates and hence we do not anticipate a change in the rates. Also, the bonds currency is in US dollars and our expenses are in local AED currency. But since the currencies are pegged, we do not expect any major exchange rate fluctuations as well.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with other variables held constant, of the Group’s profit for one year corresponding to the impact of the floating rate borrowings for one year. The effect of the interest rate swap has been excluded from the sensitivity as the Group does not apply hedge accounting.

Effect on profit USD
2020
+40 increase in basis points	Not Applicable
-40 decrease in basis points	Not Applicable
2019
+40 increase in basis points	347,971
-40 decrease in basis points	(347,971)

E. Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2020.

The Group has a low credit risk exposure on its trade receivables based on established policy, procedures and controls relating to customer credit risk management. Credit quality of the customer is assessed as part of contract negotiations. Outstanding receivables are regularly monitored. The Group had only five customers as at December 31, 2020 (December 31, 2019: one customer).

F. Currency Risk

The Company does not have any significant exposure to currency risk as most of its contracts, cash activities and financing arrangements are denominated in US dollars or AED, which is the currency of the UAE and pegged to the US dollar.

G. Liquidity Risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers projected financing requirements of the Group during the construction phase and cash projections from operations with outstanding bank facilities and outstanding bank commitments as defined under the finance documents.

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility.

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2020 based on contractual undiscounted payments.

	On demand USD	Less than 3 months USD	3 months to 1 year USD	1 to 5 years USD	> 5 years USD	Total USD

December 31, 2020
Term loans / bonds (including accrued interest)	-	8,500,000	15,500,000	250,290,000	-	274,290,000
Lease liability		3,979,956	6,728,765	35,875,519	858,043,425	904,627,665
Accounts payable, accruals and other payables (excluding accrued interest)		4,110,754	4,453,830	-	-	8,564,584
Total		16,590,710	26,682,595	286,165,519	858,043,425	1,187,482,249

December 31, 2019
Term loans (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519
Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199
Derivative financial instruments	-	-	1,518,249	-	-	1,518,249
Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739
Total	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

December 31, 2018
Bank overdraft	3,745,048	-	-	-	-	3,745,048
Term loans (including accrued interest)	95,702,779	-	-	-	-	95,702,779
Lease liability	-	2,313,323	-	9,725,304	216,023,896	228,062,523
Derivative financial instruments	-	-	1,190,073	-	-	1,190,073
Accounts payable, accruals and other payables (excluding accrued interest)	-	2,120,877	5,972,230	-	-	8,093,107

Total	99,447,827	4,434,200	7,162,303	9,725,304	216,023,896	336,793,530

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2018, the Company had not paid $3,747,537 of principal and accrued interest that was due under the Company’s Phase I Financing Facilities. Also, as of December 31, 2018, the Company was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Company’s Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of December 31, 2018, the Company has classified its debt balance of $94,792,088 as a current liability. As of December 31, 2018, the Company’s current liabilities exceeded its current assets by $108,536,113.

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

Payment of principal and interest due on October 31, 2019 under the Phase I Financing Facilities was not paid in full as a result of discussions between the Company and the lender pertaining to more favorable financing terms. This partial non-payment was an event of default, but the lender did not declare an event of default. A payment of principal and interest due on November 30, 2019 under the Phase I Financing Facilities was not paid as a result of recent discussions between BPGIC and lender pertaining to more favorable financing terms.

On December 30, 2019, BPGIC and lender agreed to amend the Phase I Construction Facilities to defer the installments due thereunder to later dates. The key changes resulting from the amendment were as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 became repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 became payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020;

3.	the debt service reserve account was to be created by February 28, 2020; and

4.	testing of the debt service coverage ratio covenant was to start on February 28, 2020 and was to be conducted on each subsequent due date.

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

BPGIC and the lender agreed to a revised payment schedule for the Phase I Construction Facility that required BPGIC to make the following payments from June 30, 2020 through December 31, 2020:

Date	Amount
June 30, 2020	$2.99 million
July 31, 2020	$3.62 million
August 31, 2020	$0.14 million
September 30, 2020	$0.14 million
October 31, 2020	$1.01 million
November 30, 2020	$0.14 million
December 31, 2020	$3.87 million
Total	$11.9 million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 30, 2030, BPGIC was to make quarterly payments of approximately $1.77 million.

BPGIC and the lender also agreed to a revised payment schedule for the Phase I Admin Building Facility that required BPGIC to make the following payments from August 31, 2020 through December 21, 2020:

Date	Amount
August 31, 2020	$0.14 million
September 30, 2020	$0.14 million
October 31, 2020	$0.41 million
November 30, 2020	$0.14 million
December 31, 2020	$0.80 million
Total	$1.63 million by end of 2020

Thereafter, beginning on January 31, 2021 and ending on July 31, 2021, BPGIC was to make quarterly payments of approximately $0.54 million.

Testing of the debt service ratio covenant was to start on December 31, 2020 and was to be conducted on each subsequent payment date. A debt service reserve account containing at least one quarter of debt service amounts was to be maintained with the lender by October 31, 2020 and at all times thereafter through the term of the Phase I Construction Facility or until BPGIC repaid all liabilities owed under the Phase I Construction Facilities.

Also pursuant to this amendment, BPGIC negotiated revised pricing terms as follows:

o	Phase I Construction Facility: Enhanced to 6M EIBOR + 4% per annum [Minimum 5%], to be further enhanced to 6M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021; and

o	Phase I Admin Building Facility: Enhanced to 3M EIBOR + 4% per annum [Minimum 5%], to be further enhanced to 3M EIBOR + 4.5% per annum [Minimum 5%] beginning on January 1, 2021.

On November 16 2020, the Company paid off the entire outstanding principal, interest and fees for all of its term loans from the proceeds of the Bond Financing Facility.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Exchange Act), were not effective to provide reasonable assurance described above as of December 31, 2020 due to the material weaknesses in our internal control over financial reporting described below in Management’s annual report on internal control over financial reporting.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our board of directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020 based on the material weakness described below.

There are material weaknesses in the Company’s internal control over financial reporting as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were (i) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (ii) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. These material weaknesses could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

Remediation Activities

In order to address the material weaknesses in internal control over financial reporting described above, management has begun the process of developing a remediation plan to start addressing the material weaknesses, including (i) hiring personnel with relevant public reporting experience, (ii) conducting training for Company personnel with respect to IFRS and SEC financial reporting requirements and (iii) engaging a third party to prepare standard operating procedures for the Company. The material weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

(c) Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of our registered public accounting firm due to an exemption established by the rules of the SEC for emerging growth companies.

(d) Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Abu Bakar Chowdhury qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F and is independent. See “Item 6.A Directors, Senior Management and Employees—Directors and Executive Officers” for Mr. Chowdhury’s experience and qualifications.

ITEM 16B. CODE OF ETHICS

The Company has a Code of Ethics and Business Conduct, which establishes the practices that apply to all of our executive officers, directors and employees. The Code of Ethics and Business Conduct codifies the business and ethical principles that will govern all aspects of the Company’s business. A copy of the Company’s Code of Ethics and Business Conduct is filed herewith as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2020. Our audit committee also discussed all the matters required by professional auditing standards to be discussed with our independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. In addition, the audit committee has received from our independent registered public accounting firm written disclosure required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and has discussed with our independent registered public accounting firm its independence from the Company and its management. Based on its review and discussions, including discussions without management or members of the independent registered public accounting firm present, our audit committee recommended to our board of directors, and our board of directors has approved, that the audited financial statements be included in the our Annual Report on Form 20-F for the year ended December 31, 2020.

The following table shows total fees for services rendered to the Group by its independent registered public accounting firms for the years ended December 31, 2020 and 2019.

	2020	2019
Audit Fees	$523,000	240,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Pre-approval Policy

To safeguard the continued independence of the Company’s independent registered public accounting firm, our audit committee has established a policy which requires all audit and non-audit services, subject to a de minimis exception pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X, to be performed by the Company’s independent registered public accounting firm, to be pre-approved by the audit committee prior to such services being performed. The policy also prohibits the Company’s independent registered public accounting firm from providing any services which would impair the accounting firm’s independence. The audit committee does not delegate to management its responsibilities to pre-approve services.

All audit services performed by the Company’s independent registered public accounting firm during the year ended December 31, 2020 were approved by our board of directors following recommendation of such approval by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previously reported.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, together with the report of the independent registered public accounting firm are included as the “F” pages to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Brooge Energy Limited (incorporated by reference to Exhibit 1.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.1	Specimen Ordinary Share Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.2	Specimen Warrant Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.2 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.3	Warrant Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas Investment Company (incorporated by reference to Exhibit 4.1 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

2.4	Rights Agreement, dated June 19, 2018, between Twelve Seas Investment Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

2.5	Amendment to Warrant Agreement and Rights Agreement, dated as of December 20, 2019, by and among Continental Stock Transfer & Trust Company, Twelve Seas Investment Company, and Brooge Holdings Limited. (incorporated by reference to Exhibit 2.5 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

2.6	Description of the Registrant’s Securities (incorporated by reference to Exhibit 2.6 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.7	Bond Terms, dated September 22, 2020, between Brooge Petroleum and Gas Investment Company FZE and Nordic Trustee AS (incorporated by reference to Exhibit 4.7 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

2.8	Amendment Agreement No. 1, dated October 23, 2020 to Bond Terms between Brooge Petroleum and Gas Investment Company FZE and Nordic Trustee AS (incorporated by reference to Exhibit 4.8 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.1†	Form of Joinder to Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.111 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.2†	Form of Transferee Voting Agreement (incorporated by reference to Exhibit 10.112 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.3	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.4	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Dimitri Elkin (incorporated by reference to Exhibit 10.6 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.5	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Gregory A. Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.6	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Neil Richardson, Stephen A. Vogel, Bryant B. Edwards and Stephen N. Cannon (incorporated by reference to Exhibit 10.8 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.7	Investment Management Trust Account Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.8	Registration Rights Agreement, dated June 19, 2018, among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.9	Share Escrow Agreement, dated June 19, 2018, by and among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.10	Rights Agreement, dated June 19, 2018, between Twelve Seas and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.11	Securities Subscription Agreement, dated December 11, 2017, between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).

4.12	Amended and Restated Unit Subscription Agreement, dated June 19, 2018, by and between the Registrant and the Initial Shareholders for founders’ units (incorporated by reference to Exhibit 10.4 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.13	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form S-1/A (File No. 333-225352), filed with the SEC on June 14, 2018).

4.14	Administrative Services Agreement, dated June 19, 2018, between Twelve Seas and Twelve Seas Capital, Inc. (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.15

Form of Business Combination Marketing Agreement between Twelve Seas and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 of Twelve Seas’ Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018).

4.16	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 19, 2019).

4.17	Sponsor Promissory Note, dated December 11, 2017 (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).

4.18	Sponsor Promissory Note, dated April 4, 2019 (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 5, 2019).

4.19†	Land Lease Agreement, dated March 10, 2013, by and between Fujairah Municipality and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.20 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.20†	Novation Agreement, dated September 1, 2014, by and among Fujairah Municipality, Fujairah Oil Industry Zone, and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.21 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.21†	Access to and Use of Port Facilities Agreement, undated, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.22 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.22*	Offer Letter, dated April 6, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and BPGIC (incorporated by reference to Exhibit 10.23 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.23	Offer Letter (Addendum), dated July 24, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.24 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.24	Offer Letter (Addendum), dated November 13, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.25 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.25	Offer Letter (Addendum), dated December 31, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.26 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.26*	No Objection Letter in Respect of the Oil Storage Terminal Project, dated April 13, 2015, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.27 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.27	Offer Letter (Addendum), dated June 24, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.28 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.28†	Master Istisna’ Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.29 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.29*	Offer Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.30 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.30†	Master Forward Lease Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.31 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.31†	Forward Lease, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.32 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.32*†	Common Terms Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.33 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.33†	Commercial Mortgage, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.34 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.34†	Assignment of Contracts, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.35 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.35*†	Investment Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.36 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.36	Service Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.37†	Purchase Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.38 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.38†	Sale Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.39 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.39†	Seller Option Deed, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.40 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.40*	Account Pledge and Assignment, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.41 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.41	Conditional Waiver Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.42 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.42*	Common User Pipe Rack 3 Concession Agreement, dated March 31, 2016, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.43 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.43*†	The Service Agreement, dated April 1, 2017, by and between Brooge Petroleum and Gas Investment Company and Flowi Facility Management LLC (incorporated by reference to Exhibit 10.44 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.44*	Facility Offer Letter, dated April 9, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.45 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.45	Addendum to Forward Lease, dated April 26, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.46 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.46	Agreement, dated April 27, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.47 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.47	Employment Agreement, dated May 21, 2017, by and between Nicolaas Paardenkooper and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.48 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.48	Employment Agreement Annexure, dated January 8, 2018, by and between Brooge Petroleum and Gas Investment Company FZC and Nicolaas Paardenkooper (incorporated by reference to Exhibit 10.49 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.49*	Facility Offer Letter, dated June 4, 2018, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.50 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.50†	Murabaha Agreement for the Sale and Purchase of Commodities, undated, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.51 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.51	Letter of Condition Waiver, dated June 21, 2018, by and between First Abu Dhabi Bank and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.52 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.52	Letter Agreement for Renewal of Service Agreement, dated July 1, 2018, by and between Flowi Facility Management LLC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.53 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.53†	Contract for the Provision of Project Management Consultancy (PMC) Services Agreement, dated July 26, 2018, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.54 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.54*†	The Contract Agreement, dated September 3, 2018, by and between Audex Fujairah LL FZE and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.55 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.55†	Master Istisna’ Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.56 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.56†	Master Forward Lease Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.57 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.57*†	Common Terms Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.58 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.58	Title Agency Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.59 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.59	Indemnity Undertaking, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.60 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.60

Form of Non-Executive Director Agreement (incorporated by reference to Exhibit 10.96 of Brooge Energy Limited’s Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on August 17, 2020).

4.61†

Business Combination Agreement, dated April 15, 2019, by and among Twelve Seas, the Company, Merger Sub, BPGIC, and BPGIC Holdings, as amended (incorporated by reference to Exhibit 2.1 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.62	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).

4.63	Chief Financial Officer Employment Offer Letter, dated May 27, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Saleh Mohamed Yammout (incorporated by reference to Exhibit 10.65 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.64	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.65†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.66*	Main Terminal Lease and Offtake Agreement - Phase I, dated August 1, 2019, by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.69 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.67	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.68	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.69*	Main Terminal and Lease Offtake Agreement - Phase II, September 20, 2019, by and between by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.72 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.70	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).

4.71†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.72	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.73†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji (incorporated by reference to Exhibit 4.74 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.74	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.75 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.75	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.76†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.77 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.77	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 4.78 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.78	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019 (incorporated by reference to Exhibit 4.79 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.79	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.80	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 4.81 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.81	Amendment to Phase I Construction Facilities Letter, dated December 30, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.82 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.82	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited (incorporated by reference to Exhibit 4.83 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.83	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.84 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.84	Land Lease Agreement, dated as of February 2, 2020, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.85	Refinery Agreement, dated as of February 23, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.86 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.86	Extension of Refinery Agreement, dated April 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.87 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.87	Extension of Refinery Agreement, dated June 2, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.88 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.88	Deed of Agreement, dated as of April 21, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE(incorporated by reference to Exhibit 4.89 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.89	Proposal for Front End Engineering Design (FEED), dated April 20, 2020, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 4.91 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.90	Chief Financial Officer Offer Letter, dated as of April 27, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and Syed Masood Ali (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020) (incorporated by reference to Exhibit 4.92 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.91	Amendment to Phase I Construction Facilities Letter, dated June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.93 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.92	Movable Asset Mortgage, dated as of June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.94 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.93	Account Pledge (First Party), dated as of June 15, 2020, by and between by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.95 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.94	Extension of Refinery Agreement, dated August 4, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.97 of Brooge Energy Limited’s Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on August 17, 2020).

4.95†	Novation Agreement, dated October 1, 2020, by and among Fujairah Oil Industry Zone, Brooge Petroleum & Gas Investment Company FZE and Brooge Petroleum & Gas Investment Company Phase III FZE (incorporated by reference to Exhibit 10.98 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.96*	Commercial Storage Agreement dated November 10, 2020, between Brooge Petroleum and Gas Investment Company FZE and JayKay Trading Company FZE.

4.97*	Commercial Storage Agreement dated December 6, 2020, between Brooge Petroleum and Gas Investment Company FZE and JayKay Trading Company FZE.

4.98*	Commercial Storage Agreement dated November 19, 2020, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.99*	Commercial Storage Agreement dated November 26, 2020, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.100*	Commercial Storage Agreement dated March 4, 2021, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.101*	Commercial Storage Agreement dated January 13, 2021, between Brooge Petroleum and Gas Investment Company FZE and NuFuel Trading FZE.

4.102*	Commercial Storage Agreement dated February 14, 2021, between Brooge Petroleum and Gas Investment Company FZE and S A A Trading Refined Oil Products Abroad.

4.103*	Commercial Storage Agreement dated March 30, 2021, between Brooge Petroleum and Gas Investment Company FZE and Valor International FZC.

4.104	Extension of Refinery Agreement, dated October 8, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.106 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.105	Deed of Agreement, dated as of December 1, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.107 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.106	Deed of Agreement, dated as of December 7, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.108 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.107	Extension of Deed of Agreement dated November 1, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.109 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.108	Deed of Agreement, dated as of December 9, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.

4.109	Deed of Agreement, dated as of February 8, 2021, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.

4.110	Deed of Agreement, dated as of February 10, 2021, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.

4.111	Extension of Refinery Agreement, dated January 6, 2021, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.110 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

8.1

List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

15.1	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

15.2	Compensation Committee Charter incorporated by reference to Exhibit 15.2 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.
†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOGE ENERGY LIMITED

April 5, 2021	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2020

BROOGE ENERGY LIMITED

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Brooge Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Brooge Energy Limited and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dubai, United Arab Emirates

April 5, 2021

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Brooge Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Brooge Energy Limited (the “Company”) as of 31 December 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying 31 December 2019 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2.2 to the consolidated financial statements included in its 2019 Annual Report on Form 20-F/A (the “2019 Annual Report”), the Company had a working capital deficiency and may have not been able to repay debt instalments and capital expenditure requirements from projected financial resources. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters also were described in note 2.2 to the 2019 Annual Report. The 31 December 2019 consolidated financial statements did not include any adjustments that might result from the outcome of this uncertainty.

Restatement of 2019 Consolidated Financial Statements

As discussed in note 2.1 to the consolidated financial statements, the 2019 consolidated financial statements were restated to correct a misstatement related to the classification of warrants.

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

/s/ Ernst & Young

We served as the Company’s auditor from 2018 to 2020.

Abu Dhabi, United Arab Emirates

30 June 2020, except for note 2.1, as to which the date is 27 November 2020.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2020

	Notes	2020 USD	(Restated) 2019 USD	2018 USD

Revenue	3	41,831,537	44,085,374	35,839,268
Direct costs	4	(12,944,760)	(10,202,465)	(9,607,360)

GROSS PROFIT		28,886,777	33,882,909	26,231,908

Listing expenses	5	-	(101,773,877)	-
General and administrative expenses	6	(6,456,884)	(2,608,984)	(2,029,260)
Finance costs	7	(8,306,150)	(5,730,535)	(6,951,923)
Other income	8	828,332	-	-
Change in fair value of derivative warrant liability	14	2,547,542	1,273,740	-
Change in fair value of derivative financial instruments	19	(340,504)	(328,176)	(1,190,073)

NET PROFIT/(LOSS)		17,159,113	(75,284,923)	16,060,652

Other comprehensive income		-	-	-

PROFIT/(LOSS) AND TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		17,159,113	(75,284,923)	16,060,652

Earnings per share attributable to ordinary shareholders of the Group

Basic and diluted earnings per share (cents)	22	0.19	(0.94)	0.20

The accompanying notes 1 to 27 are an integral part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2020

	Notes	2020 USD	(Restated) 2019 USD

ASSETS
Non-current assets
Property, plant and equipment	9	367,303,525	263,228,588
Capital advances	11	16,418,065	21,664,764
Restricted bank balance	12	8,500,000	-

		392,221,590	284,893,352

Current assets
Inventories	10	321,789	179,644
Trade and other receivables	11	690,232	2,348,693
Bank balances and cash	12	39,389,935	19,830,771

		40,401,956	22,359,108

TOTAL ASSETS		432,623,546	307,252,460

EQUITY AND LIABILITIES
Equity
Share capital	13	8,801	8,804
Share premium	13	101,777,058	101,775,834
Shareholders’ account	21	73,059,743	71,017,815
General reserve	15	680,643	680,643
Accumulated losses		(46,907,568)	(64,066,681)

Total equity		128,618,677	109,416,415

Non-current liabilities
Borrowings	16	180,014,715	74,160,950
Lease liability	17	79,289,507	28,624,259
Provisions	18	913,848	13,941

		260,218,070	102,799,150

Current liabilities
Derivative warrant liability	14	13,161,844	15,709,460
Borrowings	16	7,000,000	14,539,187
Accounts payable, accruals and other payables	20	13,829,897	61,115,121
Derivative financial instruments	19	-	1,518,249
Lease liability	17	9,795,058	2,154,878

		43,786,799	95,036,895

Total liabilities		304,004,869	197,836,045

TOTAL EQUITY AND LIABILITIES		432,623,546	307,252,460

The accompanying notes 1 to 27 form an integral part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2020

	Share capital USD	Share premium USD	Shareholders’ account USD	General reserves USD	Accumulated (losses)/ retained earnings USD	Total USD

At 1 January 2018	8,000	1,353,285	70,421,436	-	(4,161,767)	67,620,954
Transfer to general reserve	-	-	-	680,643	(680,643)	-

Net distribution to the shareholders (note 21)	-	-	(22,703,673)	-	-	(22,703,673)
Profit for the year	-	-	-	-	16,060,652	16,060,652

Balance at 31 December 2018 (restated)	8,000	1,353,285	47,717,763	680,643	11,218,242	60,977,933

Balance at 1 January 2019	8,000	1,353,285	47,717,763	680,643	11,218,242	60,977,933
Share issuance in connection with a merger (note 26)	932	114,022,421	-	-	-	114,023,353
Cash election in lieu of shares (note 26)	(128)	(13,599,872)	-	-	-	(13,600,000)
Net contribution by the shareholders (note 21)	-	-	23,300,052	-	-	23,300,052
Loss for the year	-	-	-	-	(75,284,923)	(75,284,923)

Balance at 31 December 2019 (restated)	8,804	101,775,834	71,017,815	680,643	(64,066,681)	109,416,415

Balance at 1 January 2020	8,804	101,775,834	71,017,815	680,643	(64,066,681)	109,416,415
Share issuance in connection with a merger	(3)	-	-	-	-	(3)
Exercise of 100 warrants in 100 ordinary shares	0.01	1,224	-	-	-	1,224
Net contribution by the shareholders (note 21)	-	-	2,041,928	-	-	2,041,928
Profit for the year	-	-	-	-	17,159,113	17,159,113

Balance at 31 December 2020	8,801	101,777,058	73,059,743	680,643	(46,907,568)	128,618,677

The accompanying notes 1 to 27 form an integral part of these consolidated financial statements.

Brooge Energy Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2020

	Notes	2020 USD	(Restated) 2019 USD	2018 USD

OPERATING ACTIVITIES
(Loss)/profit for the year		17,159,113	(75,284,923)	16,060,652

Adjustments to reconcile net (loss)/profit to net cash provided by (used in) operating activities:
Listing expenses	5	-	100,122,019	-
Depreciation charge	4	5,799,023	5,785,745	5,716,063
Finance costs	7	8,226,595	5,730,535	6,951,923
Write back of accrued interest not settled	8	(754,929)	-	-
Change in estimated fair value of derivative warrant liability	14	(2,547,542)	(1,273,740)	-
Asset retirement obligation - accretion expense	18	79,555
Net changes in fair value of derivative financial instruments	19	340,504	328,176	1,190,073

		28,302,319	35,407,812	29,918,711
Working capital changes:
(Increase) decrease in inventories		(142,145)	(32,554)	29,561
Decrease (increase) in trade and other receivables		1,658,461	(225,616)	(2,123,077)
Increase in provisions		26,573	7,674	5,616
(Decrease) increase in accounts payable, accruals and other payables	20	7,004,957	18,257,036	65,910

Net cash flows (used in) from operating activities		36,850,165	53,414,352	27,896,721

INVESTING ACTIVITIES
Advances paid to contractors		-	(21,664,764)	-
Amount deposited in restricted bank account	12	(26,899,965)	-	-
Payments for additions in property, plant and equipment		(97,215,489)	(38,690,498)	(271,403)

Net cash used in investing activities		(124,115,454)	(60,355,262)	(271,403)

FINANCING ACTIVITIES
Proceeds from borrowings	16	186,000,000	-	4,038,024
Repayment of term borrowings	16	(89,257,873)	(8,435,416)	(3,487,876)
Interest paid on term loans		(7,715,548)	(1,536,503)	(7,195,581)
Proceeds from exercise of warrants	14	1,150
Proceeds from issuance of ordinary shares		-	33,064,568	-
Cash election by shareholders		-	(13,600,000)	-
Payment of lease liability		(786,416)	(2,313,323)	-
Payment of derivative financial instrument	19	(1,858,753)	-	-
Net contribution from (distributions to) the shareholders	21	2,041,928	23,300,052	(24,971,637)

Net cash flows from (used in) financing activities		88,424,488	30,479,378	(31,617,070)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,159,199	23,538,468	(3,991,752)

Cash and cash equivalents at 1 January		19,830,771	(3,707,697)	284,055

CASH AND CASH EQUIVALENTS AT 31 DECEMBER	12	20,989,970	19,830,771	(3,707,697)

The accompanying notes 1 to 27 form an integral part of these consolidated financial statements.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

1	ACTIVITIES

Brooge Energy Limited (the “Company” and together with its subsidiaries the “Group”) formerly known as Brooge Holdings Limited, is a company with limited liability registered as an exempted company in the Cayman Islands. The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

On 07 April 2020, the Company changed its name from Brooge Holdings Limited to Brooge Energy Limited.

The Group provides oil storage and related services at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Group currently operates phase 1, comprising 14 tanks of total capacity of 399,324 cubic meters (“cbm”), fully operational for storage and other ancillary processes of clean oil. The Group’s phase 2 is under construction, which will comprise 8 tanks of total capacity of 600,000 cbm for storage and other ancillary services of crude oil. The Group’s has commenced preconstruction work for its phase 3. The Group intends to construct additional storage and refinery facility as part of the phase 3.

Brooge Energy Limited was incorporated on 12 April 2019 for the sole purpose of consummating the reverse acquisition transaction described further below. On 15 April 2019, Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”), now a subsidiary, entered into a Business Combination Agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the Business Combination Agreement by execution of a joinder thereto.

The transaction was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) as disclosed in note 26. Under this method of accounting, Brooge Energy and Twelve Seas are treated as the “acquired” companies. This determination was primarily based on BPGIC FZE comprising the ongoing operations of the combined company, BPGIC FZE’s senior management comprising the senior management of the combined company, and BPGIC FZE’s stockholders having a majority of the voting power of the combined company. For accounting purposes, BPGIC FZE is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of BPGIC FZE. Accordingly, the consolidated assets, liabilities and results of operations of BPGIC FZE are the historical financial statements of the combined company, and Brooge Energy and Twelve Sea’s assets, liabilities and results of operations are consolidated with BPGIC FZE beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of BPGIC FZE and Twelve Seas on 20 December 2019, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols BROG and BROGW, respectively. Upon the closing of the transaction, Twelve seas changed its name to ‘BPGIC International’.

The consolidated financial statements of the Group for the year ended 31 December 2019 were prepared as a continuation of the financial statements of BPGIC FZE, the acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited).

The consolidated financial statements of the Group for the year ended 31 December 2020 were authorised for issue by the Board of Directors on 5 April, 2021.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.1	RESTATEMENT OF PRIOR PERIOD COMPARATIVES FOR CORRECTION OF ACCOUNTING FOR WARRANTS

As described in Note 26, the reverse acquisition transaction completed on 20 December 2019 resulted in the issuance of warrants, exercisable for a period of five years from the date of the transaction at an exercise price of USD 11.5 per warrant. The warrant holders may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares if there is no effective registration statement registering the warrant shares on the 90th day after the completion of the Group’s initial reverse acquisition transaction, and during any other period when the Group shall fail to have maintained an effective registration statement covering the ordinary shares issuable upon exercise of the warrants. The Group shall issue to the warrant holders the number of warrant shares determined as follows:

X = Y [(A-B)/A]

where:

X = the number of warrant shares to be issued to the Holder.

Y = the number of warrant shares with respect to which this warrant is being exercised.

A = the fair market value of one ordinary share.

B = the warrant price.

If the warrant holders exercise this option, there will be variability in the number of shares issued per warrant.

Subsequent to the issuance of the Group’s 2019 consolidated financial statements, management have reassessed the accounting treatment of the issued warrants. Previously, these warrants were accounted for as equity in the consolidated statement of financial position.

The Group has reassessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and therefore the warrants contain a feature that may lead to the issuance of a variable number of shares. In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognised in the consolidated statement of comprehensive income at each reporting date. The derivative liability will ultimately be converted in the Group’s equity (ordinary shares) when the warrants are exercised or will be extinguished upon the expiry of the outstanding warrants and will not result in the outlay of any cash by the Group.

In the original accounting determination, the estimated fair value of the warrants was recorded in equity at USD 16,983,200. At initial recognition, the Group should have recorded the estimated fair value of the warrants as a derivative warrant liability at the same amount. In addition, at 31 December 2019, based on the trading price of the warrants at that time, the Group should have adjusted the estimated fair value of the derivative warrant liability to USD 15,709,460, resulting in a gain on revaluation of derivative warrant liability in “Changes in fair value of derivative warrant liability” of USD 1,273,740.

The above reassessment has resulted in a revision of prior period comparatives for restatement of our previous accounting for warrants.

The warrants have been reclassified from equity to liabilities. The correction of this error resulted in a decrease in equity by USD 16,983,200 and increase in liabilities with the same amount.

On 31 December 2019, a fair value gain of USD 1,273,740 was also recognised in the consolidated statement of comprehensive income in the restated consolidated financial statements with a consequent decrease in the amount of the accumulated losses in equity. Basic and diluted earnings per share for the prior year were also restated. The amount of the correction for basic and diluted earnings per share was a decrease of USD 0.01 per share respectively.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.1	RESTATEMENT OF PRIOR PERIOD COMPARATIVES FOR CORRECTION OF ACCOUNTING FOR WARRANTS continued

There was no impact on cash from operating, financing or investing activities in the consolidated statement of cashflows for the year ended 31 December 2019 and 31 December 2020.

	As previously reported 31 December 2019 USD	Restatement adjustments 31 December 2019 USD	Restated 31 December 2019 USD
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Warrants	16,983,20 0	(16,983,200)	-
Accumulated losses	(65,340,421)	1,273,740	(64,066,681)

Total equity	125,125,875	(15,709,460)	109,416,415

Derivative warrant liability	-	15,709,460	15,709,460

Current liabilities	79,327,435	15,709,460	95,036,895

Total liabilities	182,126,585	15,709,460	197,836,045

2.2	BASIS OF PREPARATION

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

The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments and warrant liability.

2.3	GOING CONCERN

During the year ended 31 December 2020, the Group earned a profit of USD 17.1 million and generated positive cash flows of USD 36.8 million. Further, as at that date, the Group had cash and bank balances of USD 47.9 million.

In September 2020, BPGIC FZE issued bonds of USD 200 million to private investors with a face value of USD 1 with an issue price of USD 0.95. The bonds bear interest at 8.5% per annum to be paid along with the installments. The Group settled its outstanding term loans using the proceeds of the bonds and will utilize the balance of the proceeds to fund phase II construction and working capital requirements. Management forecasts that the existing cash balances as well as cash generated from ongoing operations provide sufficient liquidity to the Group to continue in operations for the foreseeable future. Management is currently evaluating various options regarding funding of its phase III construction.

In view of the above, management has prepared the consolidated financial statements assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.4	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

New and amended standards and interpretations adopted by the Group

The Group has applied certain standards, interpretations and amendments for the first time, that are effective for annual periods beginning on or after 1 January 2020.

●	Amendments to IFRS 3: Definition of a Business;

●	Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform;

●	Amendments to IAS 1 and IAS 8 Definition of Material;

●	Revised Conceptual Framework for Financial Reporting; and
●	Amendments to IFRS 16 Covid-19 Related Rent Concessions.

The adoption of the above standards and amendments did not have any significant impact on the consolidated financial statements of the Group.

2.5	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Estimation and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

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

The calculation of provision related to asset retirement obligation is most sensitive to following judgements and assumptions:

●	Discount rate of 3.24% based on inflation-adjusted long-term risk-free rate; and

●	Inflation rate of 0.8% used to extrapolate cash flows.

Impairment of trade receivables

The Group uses the simplified approach under IFRS 9 to assess impairment of its trade receivables and calculates expected credit losses (ECLs) based on lifetime expected credit losses. The Group calculates the ECL based on Group historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.5	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS continued

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the consolidated financial statements:

Operating lease commitments – Group as a lessee

The Group has entered into a land lease agreement (the “Phase III Land Lease Agreement”), dated as of 2 February 2020 (the “lease inception date”), by and between the Group and the Fujairah Oil Industry Zone (“FOIZ”) to lease an additional plot of land that has a total area of approximately 450,000 square meters (the “Phase III Land”) for a rent of UAE Dirhams 50 (USD 13.61) per square meter per annum with an escalation of 2% per annum. Rental payments commence from the beginning of the eighteenth month of the lease inception date. The Group intends to use the Phase III Land to expand its crude oil storage and service and refinery capacity (“Phase III”). Management has exercised judgment in assessing the lease commencement date in the initial cancellable period of the lease and recognized the lease on the consolidated statement of financial position from 1 December 2020.

Classification of warrants

In connection with the completion of the reverse acquisition transaction in 2019 as described in note 1, note 2.5, note 14 and note 26 the Group issued warrants. The warrants agreement requires the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

Business combination (reverse acquisition)

As the reverse acquisition of the Company concluded in the prior year did not constitute a business combination, the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of Twelve Seas and its public listing. Accordingly, the transaction was accounted for at the fair value of the equity instruments granted to the shareholders and warrant holders of Twelve Seas.

Management applied the following primary judgments in accounting for the reverse acquisition:

1.	BPGIC was assessed as the accounting acquirer due to majority shareholding and representatives on the board of directors.

2.	The accounting acquiree was not a business and not in scope of IFRS 3.

3.	The acquisition was accounted for in terms of IFRS 2 which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired. was recognized in profit and loss. Refer to note 2.6 (iii).

4.	Fair value of ordinary shares issued: Refer to note 26

5.	The fair value of the shares in escrow was not materially different from that of the shares which were not in escrow as the rights of these shares are similar to those of “normal ordinary shares”. Fair value of the shares in escrow: Refer to note 26

6.	Fair value of warrants issued: Refer to note 14

7.	Deemed share issue were presented in the financing activities in the Consolidated Statement of Cash Flows.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	derecognizes the assets (including goodwill) and liabilities of the subsidiary

●	derecognizes the carrying amount of any non-controlling interests

●	derecognizes the cumulative translation differences recorded in equity

●	recognizes the fair value of the consideration received

●	recognizes the fair value of any investment retained

●	recognizes any surplus or deficit in profit or loss

●	reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities

Details of subsidiaries as at 31 December 2020 and 31 December 2019 were as follows:

Legal name	Country of incorporation	Percentage of ownership
		2020	2019

Brooge Petroleum and Gas Investment Company FZE	United Arab Emirates	100%	100%
Brooge Petroleum and Gas Investment Company Phase III FZE	United Arab Emirates	100%	-

BPGIC International (formerly known as Twelve Seas)	Cayman Islands	100%	100%
Brooge Petroleum and Gas Management Company Ltd	United Arab Emirates	100%	-
BPGIC Phase 3 Limited (Jebel Ali Free Zone Authority - Dubai)	United Arab Emirates	100%	-

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Basis of consolidation continued

The financial statements of the subsidiaries are prepared for the same reporting year as the Group. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The carrying amount of the Company’s investment in the subsidiaries and the equity of the subsidiaries are eliminated on consolidation. All significant intra-group balances, and income and expenses arising from intra-group transactions are also eliminated on consolidation.

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

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with changes in fair value recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

A ‘reverse acquisition’ is a business combination in which the legal acquirer - i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition. Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

●	a business, IFRS 3 Business Combinations applies;

●	not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations. Under this approach, the difference between the fair value of the consideration paid less the fair value of the net assets acquired, is recognized as a listing expense in profit or loss.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenues excludes amounts collected on behalf of third parties and are net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

Tank storage rentals, including minimum guaranteed throughputs, are recognized on a straight-line basis over the contractual period during which the services are rendered. Revenues from excess throughputs, heating/cooling, homogenization, product movements and other services are recognized when these services are rendered. Customers simultaneously consume and benefit from the services at the moment that these are rendered, resulting in a situation where revenue is recognized over time. Where substantially the entire storage capacity is leased to a single customer, the contract contains a lease and the entire storage revenue is presented as lease revenue.

Storage fees are mostly invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are generally invoiced afterwards, based on the actual usage. Invoices are generally paid by customers at relatively short notice in agreement with the payment terms of the contracts.

Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the consolidated statement of comprehensive income (within profit and loss) in the period during which they are incurred.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work under progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property, plant and equipment comprises its acquisition cost including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statement of comprehensive income (within profit and loss) as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

Buildings	25 years
Tanks	50 years
Installations (pipeline, pumps and other equipment)	20 - 25 years
Other equipment	5 years
Right-of-use asset - Land	60 years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each financial year end to determine whether there is an indication of impairment. If any such indication exists, an impairment loss is recognized in the consolidated statement of comprehensive income (within profit and loss). For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

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

Capital work in progress

Capital work in progress is stated at cost, which represents costs for the design, development, procurement, construction and commissioning of the asset under development. Cost includes borrowing cost capitalized and depreciation of the right-of-use asset during the construction phase. When the asset is in the location and condition necessary to operate in the manner intended by management, capital work in progress is transferred to the appropriate property, plant and equipment category and depreciated in accordance with the Group’s policies.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income (within profit and loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash- generating unit) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

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

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing

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

At the commencement date, the Group recognizes a right-of-use asset classified within property, plant and equipment and a lease liability presented separately on the consolidated statement of financial position.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing continued

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease of 12 months or less and leases of low-value assets when new. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Right-of-use assets

The right-of-use asset is initially recognized at cost comprising of:

a)	the amount of the initial measurement of the lease liability;

b)	any lease payments made at or before the commencement date, less any lease incentives received;

c)	any initial direct costs incurred by the Group; and

d)	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of the right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortises the right-of-use asset over the term of the lease. In addition the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

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

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Leasing continued

Lease liability continued

The Group recognizes the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the re-measurement in the consolidated statement of comprehensive income (within profit and loss).

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

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the Group’s debt financial assets are, as follows:

●	Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other receivables.

●	Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the consolidated statement of comprehensive income when the asset is derecognized, modified or impaired. Other financial assets including derivative financial instruments are measured at FVPL.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is derecognized when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

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

Escrow shares issued as part of the reverse acquisition are subject to meeting certain financial milestones during the vesting period as disclosed in note 26 The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

Financial liabilities

Initial recognition

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings fair value of the consideration received less directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, lease liability, warrants and borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Accounts payable

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether billed by the supplier or not.

Loans and borrowings

All loans and borrowings are initially recognized at the fair values less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statement of comprehensive income (within profit and loss) when liabilities are derecognized.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Financial liabilities continued

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income (within profit and loss).

A non-substantial modification to a financial liability is not treated as a derecognition of the original liability. The difference between the carrying amount and the net present value of the modified terms discounted using the original effective interest rate is recognized in the consolidated statement of comprehensive income (within profit and loss)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps, to hedge its interest risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Warrants are accounted for as derivative financial instruments (a financial liability) as they give the holder the right to obtain a variable number of common (ordinary) shares in case an effective registration statement is not maintained, which is not fully within the control of the Group.

Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. The warrants shall lapse and expire after five years from the closing of the reverse acquisition transaction (note 26).

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of comprehensive income (within profit and loss) as the Group has not designated derivative financial instruments under hedging arrangements.

Provisions

Provisions are recognized when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation at the end of the reporting period, using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Provisions continued

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that a reimbursement will be received and the amount of the receivable can be measured reliably

Decommissioning liabilities

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

Value added tax

Expenses and assets are recognized net of the amount of value added tax, except:

●	when the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable

●	when receivables and payables are stated with the amount of value added tax included

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

For the year ended 31 December 2020

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

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

Current versus non-current classification

The Group presents assets and liabilities in consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

●	expected to be realized or intended to be sold or consumed in a normal operating cycle

●	held primarily for the purpose of trading

●	expected to be realized within twelve months after the reporting period,

or

●	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when it is:

●	expected to be settled in normal operating cycle

●	held primarily for the purpose of trading

●	due to be settled within twelve months after the reporting period,

or

●	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

2.7	FUTURE CHANGES IN ACCOUNTING POLICIES – STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below.

●	IFRS 17 Insurance contracts, IFRS 17 is effective for reporting periods beginning on or after 1 January 2023;

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current, the amendments are effective for annual reporting periods beginning on or after 1 January 2023;

●	Reference to the Conceptual Framework – Amendments to IFRS 3, the amendments are effective for annual reporting periods beginning on or after 1 January 2022;

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16, the amendment is effective for annual reporting periods beginning on or after 1 January 2022;

●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37, the amendments are effective for annual reporting periods beginning on or after 1 January 2022;

●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter, the amendment is effective for annual reporting periods beginning on or after 1 January 2022;

●	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities, the amendment is effective for annual reporting periods beginning on or after 1 January 2022; and

●	IAS 41 Agriculture – Taxation in fair value measurements, the amendment is effective for annual reporting periods beginning on or after 1 January 2022.

The Group does not expect these new standards and amendments to have any significant impact on the consolidated financial statements, when implemented in future periods.

3	REVENUE

	2020	2019	2018
	USD	USD	USD
Revenue recognized under IFRS 16
Fixed consideration – leasing component	5,614,495	16,846,481	14,586,315

Revenue recognized under IFRS 15
Fixed consideration – service component	19,716,671	7,112,959	6,158,667
Ancillary services	16,500,371	20,125,934	15,094,286

	36,217,042	27,238,893	21,252,953

Total revenue	41,831,537	44,085,374	35,839,268

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017. The Group had only one customer, Al Brooge International Advisory LLC (“BIA”), since the inception of the operations in 2017 and as such all revenues had been derived from BIA till April 2020. In May 2020, BIA agreed to release 129,000 m3 out of the Phase I capacity of 399,324 m3, amounting to approximately one third of the total Phase I capacity, back to BPGIC. BPGIC leased this capacity to Totsa Total Oil Trading SA (the “Super Major”), for a six-month period (the “Super Major Agreement”) subject to renewal for an additional six-month period with the mutual agreement of the parties. The Super Major Agreement was not renewed and BPGIC leased this capacity to new customers. In November and December 2020, BIA agreed to further release 145,635 m3 of the phase I capacity back to BPGIC which is leased to new customers for a six-month period subject to renewal for an additional six-month period with the mutual agreement of the parties. On expiration of the agreement, BPGIC has to return back 274,635 m3 to BIA. During the period when the substantially the entire capacity is not leased to a single customer, the arrangement does not meet the definition of a lease under IFRS 16. Accordingly, the revenue relating to that period is classified under IFRS 15 as service revenue.

The commercial contracts with customers related to the Phase 1 and Phase 2 have been assigned as security against the borrowing obtained in 2020 (note 16).

Ancillary services revenue includes port charges of USD 1,558,887 that are paid by the Group to the port authority and recharged to the customers.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

3	REVENUE continued

Cyclicality of operations

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a contract with its customers. Accordingly, there is no cyclicality in the Group’s operations.

4	DIRECT COSTS

	2020	2019	2018
	USD	USD	USD

Employee costs and related benefits	3,482,431	3,074,727	2,808,702
Depreciation (note 8)	5,799,023	5,785,745	5,716,063
Reimbursable port charges	1,558,887	-	-
Spare parts and consumables used (note 9)	657,916	788,792	592,471
Insurance	397,976	323,702	377,053
Others	1,048,527	229,499	113,071

	12,944,760	10,202,465	9,607,360

5	LISTING EXPENSES

	2020	2019	2018
	USD	USD	USD

IFRS 2 listing expenses (note 27)	-	98,622,019	-
Other listing expenses*	-	3,151,858	-

		101,773,877	-

*	Other listing expenses represents promissory note of USD 1.5 million, fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the Group’s listing on the NASDAQ.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

6	GENERAL AND ADMINISTRATIVE EXPENSES

	2020	2019	2018
	USD	USD	USD

Employee costs and related benefits	2,001,934	1,471,974	1,178,919
Consultancy expenses	2,501,525	535,275	337,491
Professional liability insurance	639,345	-	-
Board fees and expenses	354,169	-	-
Rent on low value and short-term leases	177,850	10,346	22,325
Advertisement and subscriptions	211,704	131,494	116,495
Travel and related expenses	154,336	52,506	11,515
License costs	89,552	18,502	19,249
Communication expenses	49,105	35,465	19,773
Recruitment expenses	12,924	1,360	33,362
Printing and stationery	21,367	25,954	22,713
Other expenses	243,073	326,108	267,418

	6,456,884	2,608,984	2,029,260

7	FINANCE COSTS

	2020	2019	2018
	USD	USD	USD

Interest on lease liability (note 17)	2,041,006	1,412,796	1,387,612
Finance costs on borrowings	5,467,250	4,002,772	5,564,311
Early settlement charges	706,643	-	-
Asset retirement obligation - accretion expense (note 18)	79,555	-	-
Bank charges	11,696	314,967	-

	8,306,150	5,730,535	6,951,923

8	OTHER INCOME

	2020	2019	2018
	USD	USD	USD

Write-back of accrued interest not settled	754,929	-	-
Gain on sale of scrap	73,403	-	-

	828,332	-	-

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

9	PROPERTY, PLANT AND EQUIPMENT

						Capital
				Other	Right-of-use	work in
	Buildings	Tanks	Installations	equipment	asset (land)	progress	Total
	USD	USD	USD	USD	USD	USD	USD

2020
Cost:
At 1 January 2020	28,037,886	76,100,795	65,878,129	218,827	27,540,969	79,948,312	277,724,918
Additions	-	118,203	24,997	49,916	56,359,642	53,631,490	110,184,248

At 31 December 2020	28,037,886	76,218,998	65,903,126	268,743	83,900,611	133,579,802	387,909,166

Depreciation:
At 1 January 2020	2,372,081	3,312,144	5,978,336	79,673	2,754,096	-	14,496,330
Charge for the year	1,121,515	1,568,648	2,789,951	50,482	578,715	-	6,109,311

At 31 December 2020	3,493,596	4,880,792	8,768,287	130,155	3,332,811	-	20,605,641

Net carrying amount:
At 31 December 2020	24,544,290	71,338,206	57,134,839	138,588	80,567,800	133,579,802	367,303,525

2019
Cost:
At 1 January 2019	28,037,886	76,100,795	65,868,246	213,843	27,540,969	8,344,847	206,106,586
Additions	-	-	9,883	4,984	-	71,603,465	71,618,332

At 31 December 2019	28,037,886	76,100,795	65,878,129	218,827	27,540,969	79,948,312	277,724,918

Depreciation:
At 1 January 2019	1,250,566	1,746,725	3,148,665	36,436	2,295,080	-	8,477,472
Charge for the year	1,121,515	1,565,419	2,829,671	43,237	459,016	-	6,018,858

At 31 December 2019	2,372,081	3,312,144	5,978,336	79,673	2,754,096	-	14,496,330
Net carrying amount:
At 31 December 2019	25,665,805	72,788,651	59,899,793	139,154	24,786,873	79,948,312	263,228,588

Capital work in progress at 31 December 2020 includes total amount of USD 133,255,464 capitalized relating to the construction of phase 2 and USD 324,340 of phase 3 and includes an amount of USD 1,484,977 (2019: USD 1,458,069) related to finance charge on lease liability for phase 2 and an amount of USD 233,113 (2019: USD 233,113) for phase 2 and USD 77,175 (2019: nil) for phase 3 related to depreciation charge on right-of-use asset capitalised.

The capitalized borrowing costs of phase 2 amounting to USD 4,719,888 (2019: USD 1,546,108) have been included in “additions” in the table above. These include general borrowing cost of USD 2,274,051 (2019: USD 1,546,108) and specific borrowing cost of USD 2,445,837 (2019: nil). The capitalization rates used to determine the general borrowing costs were 7.35% (2019: 6.1%) in respect of term loans and 10.1% (2019: nil) in respect of bonds per annum.

Land lease agreement and the moveable assets of BPGIC FZE are pledged as security against borrowing obtained in 2020 (note 16).

The depreciation charge for the year is allocated to the consolidated statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	2020	2019
	USD	USD

Direct costs (note 4)	5,799,023	5,785,745
Property, plant and equipment	310,288	233,113

	6,109,311	6,018,858

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

10	INVENTORIES

	2020	2019
	USD	USD

Spare parts and consumables	321,789	179,644

Cost of inventories recognized as expense during the year amounted to USD 657,916 (2019: USD 788,792). No provision is required for inventories at 31 December 2020 (2019: nil).

11	TRADE AND OTHER RECEIVABLES

	2020	2019
	USD	USD

Trade receivables	-	1,507,660
Prepayments and other receivables	313,215	783,483
Advances to suppliers	40,186
Due from related parties (note 21)	336,831	57,550

	690,232	2,348,693

At 31 December 2019, trade receivables were neither past due nor impaired.

Receivables are due within 14 days of invoicing.

Unimpaired trade receivables are expected to be fully recoverable. It is not the practice of the Group to obtain collateral over receivables and the vast majority is, therefore, unsecured.

Furthermore, included in non-current assets in statement of financial position are capital advances of USD 16,418,065 (2019: USD 21,664,764). This includes USD 15,655,981 (2019: USD 21,664,764) of advances paid to a contractor (Audex) for future services in relation to construction of phase 2 and USD 762,000 (2019: nil) paid as an advance for the purchase of new office space.

12	BANK BALANCES AND CASH

	2020	2019
	USD	USD

Bank balances and cash	47,889,935	19,830,771
Less: restricted bank balance (non-current)	(8,500,000)	-
Less: restricted bank balance (current)	(18,399,965)	-

Cash and cash equivalents	20,989,970	19,830,771

The cash and bank balances disclosed above and in the consolidated statement of cash flows include USD 41,899,965 which are held in restricted bank accounts under the Bond terms (note 1). These include USD 8,500,000 held in the Liquidity account, USD 24,999,963 is held in the Construction Funding account, and USD 8,400,000 held in the Debt Service Retention account. The amount in the Construction Funding account can be withdrawn up to a limit of USD 5,000,000 per month. Accordingly, USD 15,000,000 out of the balance in the Construction Funding account is considered as cash and cash equivalent.

A first priority pledge over the balances in the Earnings account, Liquidity account, Construction Funding account and Debt Service Retention account is held as security under the Bond terms (note 16).

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

12	CASH AND CASH EQUIVALENTS continued

Significant non-cash transactions, which have been excluded from the consolidated statement of cash flows, are as follows:

	2020	2019
	USD	USD

Capital accruals	4,453,830	31,469,596

Purchase of property, plant and equipment financed through advances paid to contractors	14,457,767	8,335,236

Listing expenses (note 5)	-	100,122,019

Short term rent payments made by shareholders	154,279	-

Asset retirement obligation	793,779	-

13	ISSUED CAPITAL AND RESERVES

	2020	2019
	No. of shares	No. of shares

Authorized
Ordinary shares	450,000,000	450,000,000

At BPGIC FZE

	No. of shares		USD

At 1 January 2019	100		1,361,285

At Brooge Energy

At inception	1		n.m. *
Conversion of 100 BPGIZ FZE ordinary shares at 1 for 1 million to the legal acquirer, Brooge Energy (note 26)	80,000,000	**	8,000

Cash election	(1,281,965)		(128)
Changes in share capital due to reverse acquisition transaction (note 26)	9,347,219	**	932

At 31 December 2019	88,065,254		8,804

Changes in share capital due to reverse acquisition transaction	(30,000)		(3)
Conversion of 100 warrants into ordinary shares at 1 for 1	100		0.01

At 31 December 2020	88,035,354		8,801

* not meaningful

**Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. Additional information on escrow shares are included in note 26.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

13	ISSUED CAPITAL AND RESERVES continued

Share premium

USD

At 1 January 2019	-
Reverse acquisition transaction adjustment	1,353,285

Ordinary shares issued on merger with Twelve Seas	114,022,421
Cash election	(13,599,872)

At 31 December 2019	101,775,834

Conversion of 100 warrants in ordinary shares at 1 for 1	1,224

At 31 December 2020	101,777,058

14	DERIVATIVE WARRANT LIABILITY

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date. The derivative liabilities will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group in any case.

	No. of warrants	USD

At 1 January 2020	21,229,000	15,709,460
Conversion to equity (ordinary shares) upon exercise of warrants	(100)	(74)
Revaluation of derivative warrant liability	-	(2,547,542)

At 31 December 2020	21,228,900	13,161,844

In connection with the completion of the reverse acquisition transaction on 20 December 2019, each of Twelve Sea’s 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the transaction. The holders of the warrants issued pursuant to the transaction may elect, if the Group does not have an effective registration statement or the prospectus contained therein is not available for the issuance of the warrant shares to the holder, in lieu of exercising the warrants for cash, a cashless exercise option to receive a variable number of common shares.

On 14 May 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

At 31 December 2020, the Group recorded a derivative warrant liability of USD 13,161,844 (31 December 2019: USD 15,709,460) which resulted in a gain on revaluation of derivative warrant liability for the year ended 31 December 2020 of USD 2,547,542 (31 December 2019: USD 1,273,740).

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

15	GENERAL RESERVE

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the general reserve. The subsidiary has resolved to discontinue such annual transfers as the reserve has reached 50% of the subsidiary’s issued share capital. The general reserve is not available for distribution to the shareholders.

16	BORROWINGS

			2020	2019
	Interest rate	Maturity	USD	USD

Non-current
Bonds	8.5%	2025	180,014,715	-
Term loan (1)	6 month EIBOR + 4% margin [minimum 5%]		-	68,271,743
Term loan (2)	3 month EIBOR + 4% margin [minimum 5%]		-	5,889,207

			180,014,715	74,160,950

Current
Bonds	8.5%		7,000,000	-
Term loan (1)	6 month EIBOR + 4% margin [minimum 5%]		-	10,135,939
Term loan (2)	3 month EIBOR + 4% margin [minimum 5%]		-	2,138,248
Promissory notes			-	2,265,000

			7,000,000	14,539,187

Bonds

	Coupon	Effective
	rate	interest rate	Maturity	2020	2019
	%	%	date	USD	USD

USD 200,000,000 bond net of transaction costs	8.5%	10.57%	September 2025	187,014,715	-

On 24 September 2020, the Group issued long term fixed interest rate senior secured bonds of USD 200,000,000 to private investors with a face value of USD 1 at an issue price of USD 0.95. The Group can issue further bonds of up to USD 50,000,000 under identical terms except issue price that can be above or below the nominal amount, subject to certain conditions. The proceeds of the bonds of USD 186,000,000 net of USD 4,000,000 of transaction costs were drawn down during November 2020. In accordance with the terms of the bonds, the proceeds were used to settle the existing term loans and promissory notes. An amount of USD 85,000,000 were transferred to a Construction account to be used solely to fund the remaining phase 2 construction costs. The balance proceeds were used for general corporate purposes.

The bonds will be repaid in semi-annual payments of USD 7,000,000 starting September 2021 until March 2025, and one bullet repayment of USD 144,000,000 in September 2025. Interest will accrue at a coupon rate of 8.5% and will be payable semi-annually in March and September each year. The Group has the option to redeem the bonds in full or in part any time after 24 September 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued. At 31 December 2020, management has assessed the value of the call option to be immaterial.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

16	BORROWINGS continued

Bonds continued

The bonds are secured by:

(i)	pledge over all the existing and future shares of BPGIC FZE;
(ii)	assignment of rights and pledge over the balance in the Earnings account;
(iii)	pledge over the balance in the Liquidity account, the Debt Service Retention account and the Construction Funding account;
(iv)	pledge over moveable assets of BPGIC FZE and its subsidiaries;\
(v)	security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;
(vi)	security assignment over insurance contracts for phase I terminal, phase II terminal and admin building;
(vii)	security assignment over group and intercompany loans; and
(viii)	corporate guarantee from Brooge Energy Limited.

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter-company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds:

(i)	Minimum Liquidity: BPGIC to maintain $8.5 million in the Liquidity account;
(ii)	Leverage Ratio: BPGIC and its subsidiaries’ leverage ratio not to exceed: (A) 5.5x at 31 December 2020; (B) 3.5x at 31 December 2021; and (C) 3.0x anytime thereafter; and
(iii)	Working Capital: BPGIC and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Group to comply with the following financial covenant:

(i)	Brooge Energy Limited to maintain a minimum equity ratio of 25%.

As of 31 December 2020, BPGIC FZE and the Group was in compliance with its commitments under the bond agreement.

Term loan 1

In 2014, the Group obtained term loan facility (1) amounting to USD 84,595,154 (AED 310,718,000) from a commercial bank in the UAE to partially finance the construction of phase 1 (14 oil storage tanks in Fujairah). The loan was repayable in 48 quarterly instalments, commencing 27 months after the start of the construction with final maturity not exceeding 31 March 2028 and was stated net of prepaid finance cost of USD 499,158. The interest was due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

In 2018, the Group entered into an agreement to amend term loan facility (1). As a result of this amendment the loan was repayable in 48 quarterly instalments starting October 2018 with final maturity in July 2030. The loan carried interest at 3 month EIBOR + 3% as compared to interest at 6 month EIBOR + 3.5% previously. As of 31 December 2018, the Group had not paid USD 3.7 million of principal and accrued interest that was due under the Phase I Financing Facilities. Also, as of 31 December 2018, the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of 31 December 2018, the Group classified its debt balance of $94.8 million as a current liability.

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

On 30 December 2019, the Group entered into an amendment for term loan facility (1). The loan was payable in 44 instalments starting 31 January 2020 with final maturity on 30 July 2030. One of the instalments included a one-time lump sum repayment of USD 6,612,194, which represented the cumulative instalments including interest outstanding from periods prior to this amended agreement of USD 6,520,130 and an amendment fee of USD 92,064. At 31 December 2019, the Group’s current liabilities exceeded its current assets by USD 72.7 million. Subsequent to the year end, the Group defaulted on its commitments under its term loans and the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreements. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

16	BORROWINGS continued

Term loan 1 continued

On 15 June 2020, the Group entered into another amendment for term loan facility (1). The new payment terms comprised of 46 instalments starting 30 June 2020 with final maturity on 31 July 2030. The loan carried interest at 6 month EIBOR + 4% [minimum 5%] per annum to be further enhanced to 6 month EIBOR + 4.5% [minimum 5%] per annum starting from January 2021, compared to interest at 3 month EIBOR + 3% per annum previously. An amendment fee of USD 136,128 was paid.

In November 2020, the Group fully settled the term loan facility (1) using the proceeds of the Bond issue. The Group paid USD 74,082,548 in final settlement in addition to repayments of USD 4,824,291 during the year. The final settlement amount included USD USD 559,637 as a prepayment penalty.

Term loan 2

During 2017, the Group obtained an additional term loan facility (2) of USD 11,108,086 (AED 40,800,000) from a commercial bank in the UAE for the construction of an administrative building in Fujairah. The loan was repayable in 20 quarterly instalments starting after a six months grace period commencing in April 2017 and was stated net of prepaid finance cost of USD 58,578. The interest was due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

During the year 2018, the Group entered into an agreement to amend term loan facility (2). The loan was repayable in 20 quarterly instalments starting October 2018 with final maturity in July 2023. The loan carried interest at 3 month EIBOR + 3% as compared to interest at 3 month EIBOR + 3.5% previously. Term loan (2) was not amended as part of the 10 September 2019 and 30 December 2019 agreements to amend loan (1). In 2019, the Group repaid all instalments due in accordance with the repayment schedule.

On 15 June 2020, the Group entered into another amendment by revoking the previous amendment for term loan facility (2). The loan was payable in 16 instalments starting 30 June 2020 with final maturity on 31 July 2030. The loan carried interest at 3 month EIBOR + 4% [minimum 5%] per annum to be further enhanced to 3 month EIBOR + 4.5% [minimum 5%] per annum starting from January 2021 as compared to interest at 3 month EIBOR + 3% per annum previously.

In November 2020, the Group fully settled the term loan facility (2) using the proceeds of the Bond issue. The Group paid USD 7,546,964 in final settlement in addition to repayments of USD 539,069 during the year. The final settlement amount included USD 147,006 as a prepayment penalty.

The term loans 1 and 2 were secured by a mortgage on the tanks and the office/administration building, step-in right to the leased land and assignment of insurance policies. The security was released upon the settlement of loans.

Term loan 4

In 2018, the Group obtained a facility from a commercial bank in the UAE amounting to USD 95,290,000 (AED 350,000,000) to finance the construction of phase 2. The facility carried interest at 3 month EIBOR + 3% margin and was repayable in 17 bi-annual instalments commencing 6 months after the date of completion of phase 2.

The Group did not make any drawdowns on the term loan facility (4). In 2020, the Group has cancelled the facility subsequent to the issuance of the bonds.

The borrowings are repayable as follows:

	2020	2019
	USD	USD

Payable within 1 year	7,000,000	14,541,774
Payable within 1 and 2 years	14,000,000	9,216,973
Payable within 2 and 5 years	179,000,000	24,948,779
Payable after 5 years	-	40,550,347
	200,000,000	89,257,873

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

16	BORROWINGS continued

Promissory notes

Pursuant to the Business Combination Agreement, in 2019, Twelve Seas, Early Bird Capital (EBC), and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to USD 3,000,000 and a USD 1,500,000 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. In case of default, the promissory note would bear interest at the rate of 10% per annum.

There was an additional promissory note of USD 765,000 that was issued by Twelve Seas prior to the transaction payable to Twelve Seas sponsors which was included in the net assets contributed by Twelve Seas as part of the transaction, further details disclosed in note 25.

The Group has fully settled the promissory notes during the year.

Changes in liabilities arising from borrowings and leases are as follows:

	1 January	Cash flows	Other*	31 December
	USD	USD	USD	USD

2020

Lease liability
Current	2,154,878	(786,416)	8,426,596	9,795,058
Non-current	28,624,259	-	50,665,248	79,289,507

Total	30,779,137	(786,416)	59,091,844	89,084,565

Borrowings
Current	14,539,187	(14,539,187)	7,000,000	7,000,000
Non-current	74,160,950	111,839,050	(5,985,285)	180,014,715

Total	88,700,137	97,299,863	1,014,715	187,014,715

2019

Lease liability
Current	2,112,624	(2,313,323)	2,355,577	2,154,878
Non-current	28,108,801	-	515,458	28,624,259

Total	30,221,425	(2,313,323)	2,871,035	30,779,137

Borrowings
Current	94,792,088	(8,435,416)	(71,817,485)	14,539,187
Non-current	-	-	74,160,950	74,160,950

Total	94,792,088	(8,435,416)	2,343,465	88,700,137

*The ‘Other’ column includes the effect of amortization of prepaid finance costs on borrowings, promissory notes and reclassification between current and non-current portion. In respect of leases, the ‘Other’ column includes unwinding of interest and reclassification between current and non-current portion.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

17	LEASE LIABILITY

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% (2019: 9.5%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

During the year, the Group entered into another land lease agreement in respect of its phase 3 project with the Fujairah Oil Industry Zone for a period of 30 years, extendable for another 30 years. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 13% (2019:nil) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis and there is an initial rent free period of 18 months from the contract date.

Changes in the lease liability are as follows:

	2020	2019
	USD	USD

At 1 January	30,779,137	30,221,425
Additions	55,565,863
Interest charge	3,525,981	2,871,035
Amount paid during the year	(786,416)	(2,313,323)

At 31 December	89,084,565	30,779,137

The lease liability is classified in the consolidated statement of financial position as follows:

	2020	2019
	USD	USD

Current	9,795,058	2,154,878
Non-current	79,289,507	28,624,259

	89,084,565	30,779,137

The maturity of the lease liability is as follows:

	Lease payments		Present value of minimum lease payments
	2020	2019	2020	2019
	USD	USD	USD	USD

Not later than one year	10,708,720	2,359,590	9,795,058	2,154,877
Later than one year and not later than five years	35,875,520	9,919,810	24,285,120	7,241,240
Later than five years	858,043,425	213,469,800	55,004,387	21,383,020

	904,627,665	225,749,200	89,084,565	30,779,137
Finance costs	(815,543,100)	(194,970,063)	-	-

Present value of minimum lease payments	89,084,565	30,779,137	89,084,565	30,779,137

Additional information relating to the right-of-use asset and Group’s lease is provided in note 9 to the consolidated financial statements.

Please refer to note 2.5 that explains significant management judgment exercised with respect to a new lease agreement entered into during the year.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

18	PROVISIONS

	2020	2019
	USD	USD
Provision for employees’ end of service benefits	40,514	13,941
Asset retirement obligation	873,334	-

	913,848	13,941

As part of the land lease agreement between the Fujairah Oil Industry Zone (“FOIZ”) and the Group, the Group has a legal obligation to remove the plant at the end of its useful life, or earlier, if the Group is unable to continue its operations, and restore the land. The Group has employed professional valuers to estimate the amount of liability. Refer (note 2.5) for significant assumptions made in the estimate.

19	DERIVATIVE FINANCIAL INSTRUMENTS

	2020	2019
	USD	USD

Interest rate swaps	-	1,518,249

In 2018, the Group entered into an interest rate swap with a commercial bank exchanging variable interest for fixed interest at specified dates on its term loan 1 (note 16). The interest rate swap’s maturity was in June 2023.

The Company was exposed to variability in future interest cash flows on terms loan and Islamic ijara loan which were subject to interest at a variable rate.

During the year, the Group fully settled the term loans as well as the interest rate swaps. The Group have repaid USD 1,858,753 in settlement.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

19	DERIVATIVE FINANCIAL INSTRUMENTS continued

The details of these derivative financial instruments are as follows:

	Notional	Fair value	Fair value
	amount	asset	liability
	USD	USD	USD

31 December 2020
Designated at FVTPL
Interest rate swaps	-	-	-

31 December 2019
Designated at FVTPL
Interest rate swaps	79,253,015	-	1,518,249

20	ACCOUNTS PAYABLE, ACCRUALS AND OTHER PAYABLES

	2020	2019
	USD	USD

Accounts payable	3,727,768	25,989,961
Accrued interest on borrowings	4,250,000	3,387,446
Capital accruals	4,453,830	31,469,596
Advances from customer	1,015,313
Accrued expenses	382,986	268,118

	13,829,897	61,115,121

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

21	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include the shareholders of the Group and companies controlled, directly or indirectly, by the shareholders or directors or associates of the Group and key management personnel.

The audit committee is responsible for reviewing and approving related party transactions to the extent the Group contemplates engaging in such a transaction.

Transactions with related parties

Movements in shareholders’ account are as follows:

	2020	2019
	USD	USD

Contributions by the shareholders	2,041,928	77,090,648
Amounts paid on behalf of the Group by the shareholders*	-	1,135,484
Amounts paid by the Group on behalf of the shareholders	-	(1,647,064)
Distributions to shareholders	-	(53,279,016)

	2,041,928	23,300,052

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

* These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account is as follows:

	2020	2019
	USD	USD

At 1 January	71,017,815	47,717,763
Net contributions (distributions) during the year	2,041,928	23,300,052

At 31 December	73,059,743	71,017,815

No distributions were made during the year.

Movements in other balances with shareholders are as follows:

	2020	2019
	USD	USD

Expenses paid on behalf of shareholders*	433,560	57,550
Expenses paid on behalf of the Group by a shareholder**	(154,279)	-

	279,281	57,550

*	These include legal and corporate expenses paid on behalf of the shareholders.
**	These include office rent paid by a shareholder on behalf of the Group.

In addition to the above, funds amounting to USD 2,425,904 were received and repaid to shareholders during the year.

Due from related parties:
BPGIC Holdings (shareholder)	255,818	-
HBS Investments LP (shareholder)	17,479	13,388
H Capital International LP (shareholder)	16,975	11,056
O2 Investments Limited as GP (shareholder)	9,303	6,181
SBD International LP (shareholder)	17,851	13,760
SD Holding Limited as GP (shareholder)	9,850	6,984
Gyan Investments Ltd (shareholder)	9,555	6,181

	336,831	57,550

Key management remuneration for the year ended 31 December 2020 amounted to USD 1,417,266 (2019: USD 1,160,293), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

22	EARNINGS PER SHARE

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

The following table reflects the income and share data used in the basic and diluted EPS calculations:

		(Restated)
	2020	2019	2018
	USD	USD	USD

Profit/(loss) attributable to ordinary equity holders of the parent	17,159,113	(75,284,923)	16,060,652

	2020	2019	2018
	No of shares	No of shares	No of shares

Weighted average number of ordinary shares	88,035,321	80,264,186	80,000,000

As part of the reverse acquisition transaction (note 26) warrants and ordinary shares subjected to escrow has been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e they are not in the money.

The number of contingently issuable shares (21,552,000 escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the Escrow Period (note 26). No ordinary shares would have been issuable on 31 December 2020 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for 31 December 2020 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

On 14 May 2020, holders of 100 (2019: nil) warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

23	COMMITMENTS

	2020	2019
	USD	USD

Capital commitments:
Within one year	33,125,477	79,334,742

Capital commitments relate to construction of phase 2 which is expected to be completed by the end of third quarter of 2021

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

24	FAIR VALUE OF FINANCIAL INSTRUMENTS

Management considers that the fair value of financial assets and financial liabilities in the consolidated financial statements approximate their carrying amounts at the reporting date except the borrowings issued by the Group.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

				Total
	Level 1	Level 2	Level 3	fair value
	USD	USD	USD	USD

Liabilities measured at fair value:

Derivative financial instruments

31 December 2020	13,161,844	-	-	13,161,844

31 December 2019 (Restated)	15,709,460	1,518,249	-	17,227,709

Borrowings

31 December 2020	-	195,640,464	-	195,640,464

31 December 2019	-	-	-	-

The fair values of the financial liabilities measured at fair value included in the Level 1 and Level 2 category above, have been determined in accordance with quoted price and generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the years ended 31 December 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

25	FINANCIAL RISK MANAGEMENT AND POLICIES

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

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks. The Group’s borrowings are issued at a fixed rate of interest.

Market risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The warrants are publicly traded at the NASDAQ Stock Exchange.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

25	FINANCIAL RISK MANAGEMENT AND POLICIES continued

Market risk continued

At the reporting date, the exposure to derivative warrant liability at fair value listed on the NASDAQ was USD 13,161,844 (2019: 15,709,460). The Group has determined that an increase/(decrease) of 10% on the NASDAQ could have an impact of approximately USD 1,316,184 (2019: USD 1,570,946) increase/(decrease) on the income and equity attributable to the Group.

Currency risk

The Group does not have any significant exposure to currency risk as most of its assets and liabilities are denominated in USD or UAE Dirhams, which are pegged to the USD.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2020 and 2019.

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

The Group manages its liquidity risk in relation to borrowings to monitor compliance with all covenants for borrowings.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December 2020 and 31 December 2019 based on contractual undiscounted payments.

	On	Less than	3 months	1 to 5
	demand	3 months	to 1 year	years	> 5 years	Total
	USD	USD	USD	USD	USD	USD

31 December 2020
Borrowings (including accrued interest)	-	8,500,000	15,500,000	250,290,000	-	274,290,000
Lease liability	-	3,979,956	6,728,765	35,875,519	858,043,425	904,627,665
Derivative financial instruments	-	-	-	-	-	-
Accounts payable, accruals and other payables (excluding accrued interest and advance from customers)	-	4,110,754	4,453,830	-	-	8,564,584

Total	-	16,590,710	26,682,595	286,165,519	858,043,425	1,187,482,249

31 December 2019
Borrowings (including accrued interest)	-	8,101,006	9,178,414	34,165,752	40,550,347	91,995,519
Lease liability	-	2,359,590	-	9,919,810	213,469,799	225,749,199
Derivative financial instruments	-	-	1,518,249	-	-	1,518,249
Accounts payable, accruals and other payables (excluding accrued interest)	-	26,350,143	31,469,596	-	-	57,819,739

Total (restated)	-	36,810,739	42,166,259	44,085,562	254,020,146	377,082,706

The derivative warrant liabilities have not been included in the table above as there is no requirement to settle the warrants in cash.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

25	FINANCIAL RISK MANAGEMENT AND POLICIES continued

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholders’ value and to meet its borrowings covenants.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust future distribution policy to shareholders, issue new shares or shareholders’ contributions.

The Group monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, the lease liability, borrowings, and trade and other payables, less cash and cash equivalents. Capital includes share capital, shareholders’ accounts, general reserve and (accumulated losses) retained earnings. Refer to note 15 for discussion on Group’s debt covenants.

	2020	2019
	USD	USD

Borrowings	187,014,715	88,700,137
Lease liability	89,084,565	30,779,137
Less: cash and cash equivalents	(20,989,970)	(19,830,771)

Net debt	255,109,310	99,648,503

Total capital	128,618,677	109,416,415

Capital and net debt	383,727,987	209,064,918

Gearing ratio	66%	48%

26	REVERSE ACQUISITION TRANSACTION

In connection with the reverse acquisition transaction as described in note 1, the following occurred in 2019:

Twelve Seas:

●	Each outstanding ordinary share of Twelve Seas was exchanged for one (1) ordinary share of Brooge Energy.

●	Each outstanding warrant of Twelve Seas was exchanged for one warrant of Brooge Energy.

●	As part of the reverse acquisition, 10,869,719 shares were issued to Twelve Seas which included 1.5 million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, 21,229,000 warrants were issued to Twelve Seas in exchange ratio stated above.

●	In connection with the closing of the reverse acquisition transaction, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Seas’s Initial Public Offering (“IPO”) exercised their right to redeem such shares at a price of $10.31 per share, for an aggregate redemption amount of approximately USD 175.36 million.

Brooge Petroleum and Gas Investment Company FZE:

●	Twelve Seas issued a total of 100 million shares (inclusive of 20 million of escrowed shares) to BPGIC in exchange for 100 ordinary shares of BPGIC. All 100 million shares were simultaneously replaced with Brooge Energy shares at the ratio of 1:1.

The fair value of the shares that were swapped between the parties above was based on the closing share price of Brooge Energy’s as traded on NASDAQ on 20 December 2019 which was USD 10.49 per share.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

26	REVERSE ACQUISITION TRANSACTION (continued)

The fair value of the warrants that were swapped between the parties above was based on the closing price of Brooge Energy’s warrant as traded on NASDAQ on 20 December 2019 which was USD 0.80 per warrant.

As part of the above-mentioned reverse acquisition transaction, Twelve Seas’ net assets of USD 32.4 million (see below) were assumed by the Company and the issuance of ordinary shares and warrants by the Company was recognized at fair value of USD 131.0 million, with the resulting difference amounting to USD 98.6 million representing the listing expense recognized on the transaction. In addition, the Group incurred other listing expenses such as lawyers and consultants fees of USD 3.1 million, resulting in a total listing expense of USD 101.9 million as reflected in the consolidated statement of comprehensive income for the year ended 31 December 2019.

The net assets of USD 32,383,588 were assumed on 20 December 2019 comprised of:

USD

Cash and cash equivalent	33,064,568
Current assets	84,000
Accounts payable	(765,000)

Shares issued to Twelve Seas as part of the reverse acquisition transaction included escrow shares of 1,552,000 being 30% of the founder shares which are subject to meeting certain financial milestones as mentioned below. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares” since, management has a reasonable expectation that the subject financial milestones will be met.

The total shares issued by Brooge Energy to BGPIC were 98,718,035 (inclusive of the 20 million shares in escrow) after reduction of 1,281,965 shares due to the 40% cash election exercised by BPGIC. 20,000,000 of the Exchange Shares (“Escrow Property”) otherwise issuable to BPGIC is set aside in escrow until released upon the satisfaction of certain financial milestones and share price targets below:

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

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period. The Escrow Period represents the period commencing from the closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing:.

The same conditions mentioned above applied for the escrow founder shares.

Brooge Energy Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2020

27	SUBSEQUENT EVENTS

In January 2021, BIA agreed to release 41,563 m3 of the Phase I capacity, amounting to approximately one tenth of the total Phase I capacity, back to BPGIC. BPGIC allocated this capacity to the new customer for a three month period subject to renewal for an additional three month period with the mutual agreement of the parties. On expiration of the agreement, BPGIC has to return back 41,536 m3 to BIA.

In February 2021, BIA agreed to release further 41,563 m3 of the Phase I capacity, amounting to approximately one tenth of the total Phase I capacity, back to BPGIC. BPGIC allocated this capacity to the new customer for a two month period subject to renewal for an additional two month period with the mutual agreement of the parties. On expiration of the agreement, BPGIC has to return back 41,536 m3 to BIA.

In March 2021, BIA agreed to release further 83,126 m3 of the Phase I capacity, amounting to approximately 20% of the total Phase I capacity, back to BPGIC. BPGIC allocated this capacity to the new customer for a six month period subject to renewal for an additional three month period with the mutual agreement of the parties. Subsequent to this release of capacity, BIA does not have any capacity of phase 1, although, on expiration of these agreements, BPGIC has to return back the same capacity to BIA.

In March 2021, the Group with the mutual agreement of the customer novated an agreement entered in March with the new customer for the same quantity of 83,126 m3 of the Phase I capacity, for a five month period subject to renewal for an additional three month period with the mutual agreement of the parties.