Form 20-F/A
period 2020-12-31
Brooge Energy Ltd
filed 2021-04-06
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

BROOGE ENERGY LIMITED

-i-

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 5, 2021 (the “Original Form 20-F”), solely to correct administrative errors in “Item 16C. Principal Accountant Fees and Services” and the report of PricewaterhouseCoopers set forth in Report of Independent Registered Public Accounting Firm. The corrections are as follows:

(i)	“PricewaterhouseCoopers LLP” is replaced with “PricewaterhouseCoopers” in “Item 16C. Principal Accountant Fees and Services”;

(ii)	The logo is removed from the report of PricewaterhouseCoopers set forth in Report of Independent Registered Public Accounting Firm;

(iii)	“To Board of Directors and Shareholders of Brooge Energy Limited” is replaced with “To the Board of Directors and Shareholders of Brooge Energy Limited” in the report of PricewaterhouseCoopers set forth in Report of Independent Registered Public Accounting Firm; and

(iv)	The conformed signature “PricewaterhouseCoopers LLP” is replaced with “PricewaterhouseCoopers” in the report of PricewaterhouseCoopers set forth in Report of Independent Registered Public Accounting Firm.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment also contains new certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(a) and Rule 13a-14(b) under the Exchange Act.

For convenience and ease of reference, we are filing the annual report in its entirety with applicable changes. This Amendment does not reflect events occurring after the April 5, 2021 filing of the Original Form 20-F or modify or update the disclosure contained in the Original Form 20-F in any way other than as required to reflect the amendments discussed in this explanatory note.

-ii-

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

-v-

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

-vi-

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

-vii-

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

-viii-

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

-ix-

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

-x-

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2020. Our audit committee also discussed all the matters required by professional auditing standards to be discussed with our independent registered public accounting firm, PricewaterhouseCoopers, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. In addition, the audit committee has received from our independent registered public accounting firm written disclosure required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and has discussed with our independent registered public accounting firm its independence from the Company and its management. Based on its review and discussions, including discussions without management or members of the independent registered public accounting firm present, our audit committee recommended to our board of directors, and our board of directors has approved, that the audited financial statements be included in the our Annual Report on Form 20-F for the year ended December 31, 2020.

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

4.62	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).

4.63	Chief Financial Officer Employment Offer Letter, dated May 27, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Saleh Mohamed Yammout (incorporated by reference to Exhibit 10.65 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.64	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.65†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.66*	Main Terminal Lease and Offtake Agreement - Phase I, dated August 1, 2019, by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.69 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.67	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.68	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.69*	Main Terminal and Lease Offtake Agreement - Phase II, September 20, 2019, by and between by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.72 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.70	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).

4.71†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.72	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.73†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji (incorporated by reference to Exhibit 4.74 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.74	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.75 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.75	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.76†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.77 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.77	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 4.78 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.78	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019 (incorporated by reference to Exhibit 4.79 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.79	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.80	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 4.81 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.81	Amendment to Phase I Construction Facilities Letter, dated December 30, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.82 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.82	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited (incorporated by reference to Exhibit 4.83 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.83	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.84 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.84	Land Lease Agreement, dated as of February 2, 2020, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.85	Refinery Agreement, dated as of February 23, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.86 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.86	Extension of Refinery Agreement, dated April 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.87 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.87	Extension of Refinery Agreement, dated June 2, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.88 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.88	Deed of Agreement, dated as of April 21, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE(incorporated by reference to Exhibit 4.89 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.89	Proposal for Front End Engineering Design (FEED), dated April 20, 2020, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 4.91 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.90	Chief Financial Officer Offer Letter, dated as of April 27, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and Syed Masood Ali (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020) (incorporated by reference to Exhibit 4.92 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.91	Amendment to Phase I Construction Facilities Letter, dated June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.93 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.92	Movable Asset Mortgage, dated as of June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.94 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.93	Account Pledge (First Party), dated as of June 15, 2020, by and between by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.95 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.94	Extension of Refinery Agreement, dated August 4, 2020, by and between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.97 of Brooge Energy Limited’s Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on August 17, 2020).

4.95†	Novation Agreement, dated October 1, 2020, by and among Fujairah Oil Industry Zone, Brooge Petroleum & Gas Investment Company FZE and Brooge Petroleum & Gas Investment Company Phase III FZE (incorporated by reference to Exhibit 10.98 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.96*#	Commercial Storage Agreement dated November 10, 2020, between Brooge Petroleum and Gas Investment Company FZE and JayKay Trading Company FZE.

4.97*#	Commercial Storage Agreement dated December 6, 2020, between Brooge Petroleum and Gas Investment Company FZE and JayKay Trading Company FZE.

4.98*#	Commercial Storage Agreement dated November 19, 2020, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.99*#	Commercial Storage Agreement dated November 26, 2020, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.100*#	Commercial Storage Agreement dated March 4, 2021, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.101*#	Commercial Storage Agreement dated January 13, 2021, between Brooge Petroleum and Gas Investment Company FZE and NuFuel Trading FZE.

4.102*#	Commercial Storage Agreement dated February 14, 2021, between Brooge Petroleum and Gas Investment Company FZE and S A A Trading Refined Oil Products Abroad.

4.103*#	Commercial Storage Agreement dated March 30, 2021, between Brooge Petroleum and Gas Investment Company FZE and Valor International FZC.

4.104	Extension of Refinery Agreement, dated October 8, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.106 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.105	Deed of Agreement, dated as of December 1, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.107 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.106	Deed of Agreement, dated as of December 7, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.108 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.107	Extension of Deed of Agreement dated November 1, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.109 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.108#	Deed of Agreement, dated as of December 9, 2020, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.

4.109#	Deed of Agreement, dated as of February 8, 2021, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.

4.110#	Deed of Agreement, dated as of February 10, 2021, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE.

4.111	Extension of Refinery Agreement, dated January 6, 2021, between Al Brooge International Advisory LLC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.110 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

8.1

List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

15.1	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

15.2	Compensation Committee Charter incorporated by reference to Exhibit 15.2 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Previously filed.
*	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.
†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOGE ENERGY LIMITED

April 6, 2021	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2020

BROOGE ENERGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brooge Energy Limited

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

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers

Dubai, United Arab Emirates

April 5, 2021

We have served as the Company’s auditor since 2020.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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