Form 20-F
period 2022-12-31
Brooge Energy Ltd
filed 2023-04-26
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Lina Saheb
P.O. Box 50170
Fujairah, United Arab Emirates
+971 9 201 6666
linasaheb@bpgic.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 109,587,754 ordinary shares out of which 21,552,500 are held in Escrow

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

BROOGE ENERGY LIMITED

i

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

The Company previously filed an Annual Report on Form 20-F on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on April 6, 2021, inclusive of any six month financial statements previously filed (collectively, the “Previous Form 20-F”).  As previously reported, as a result of an investigation by the Audit Committee of the Board of Directors, the Committee decided to withdraw reliance on such filings on August 17, 2022. Due to the on-going investigation by Securities and Exchange Commission previously disclosed, the Company was not able to file the required Annual Reports on Form 20-F for fiscal years ended December 31, 2021 and December 31, 2022, including any related six month financial statements that should have been filed. Accordingly, for the sake of convenience, the Company is filing this one Form 20-F which replaces and restates in full the Previous Form 20-F. This Form 20-F also covers the fiscal years ended December 31, 2021 and December 31, 2022, inclusive of any six month financial statements that should have been filed.

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

v

FREQUENTLY USED TERMS

“$,” “USD,” “US$” and “US dollar” each refer to the United States dollar.

“A Three” means A Three Energy FZE

“Aachim” means Aachim Energy FZE

“Actirays” means Actirays Middle East Trading FZE

“A&T” means A&T Offshore FZC.

“AED,” refers to the Arab Emirate Dirham, the official currency of the United Arab Emirates.

“Ali Almutawa” means Ali Almutawa Petroleum and Petrochemical Trading LLC.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Brooge Energy Limited.

“ASMA Capital” means ASMA Capital Partners B.S.C.(c).

“Atlantis” means Atlantis Commodities Trading HK Limited

“Audex” means Audex Fujairah LL FZC.

“Basrah” means Basrah Energy FZC.

“b/d” means barrels per day.

“Bond Financing Facility” means five-year senior secured bonds issued by BPGIC pursuant to Bond Terms dated September 22, 2020 and amended October 23, 2020 and April 27, 2022 by and between BPGIC and the Bond Trustee, with maximum issue size of $250 million and initial issuance of $200 million.

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

“BRE” means Brooge Renewable Energy Limited.

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

“CenGeo” means CenGeo New Energy FZ-LLC

“Closing” means the closing of the Business Combination on December 20, 2019.

“Commercial Storage Agreements” means, collectively, the Napag Trading LTD Commercial Agreement dated May 02, 2019, the Totsa Storage Agreement dated April 22, 2020, the Synergy Commercial Storage Agreements dated November 11, 2020, December 13, 2020, April 22, 2021 and May 1, 2021, the Jaykay Commercial Storage Agreement dated November 10, 2020 and December 6, 2020, the A&T Commercial Storage Agreement dated, November 19, 2020, November 26, 2020, and March 4, 2021, the Nufuel Commercial Storage Agreement, dated January 13, 2021 and March 29, 2021, the SAA Commercial Storage Agreement, dated February 14, 2021, April 8, 2021, and June 02, 2021, the Valor Commercial Storage Agreements, dated March 30, 2021, April 13, 2021, April 13, 2021, April 20, 2021, April 22, 2021 and April 22, 2021, the Golden Bridge Commercial Storage Agreement dated April 27, 2021, the A Three Storage Agreement dated May 4, 2021,the Ali Almutawa Storage Agreement dated August 16, 2021, the Newton Storage Agreement, dated September 30, 2021 and March 16 2022, the Basrah Storage Agreements dated September 30, 2021, December 16, 2021 and January 17 2022 and April 11, 2022, the Lecotra Storage Agreement, dated December 15, 2021, the ENOC Storage Agreement dated January 21, 2022 and January 25, 2022, the Orit Storage Agreement dated March 3, 2022 and April 26, 2022, the South Kurdistan Storage Agreement dated March 10, 2022, the Nova Seas Storage Agreement dated March 18, 2022 and April 12, 2022, the Kurdos Storage Agreement dated May 09, 2022, the Avis Storage Agreements dated May 10 2022, the Euro American Storage Agreements dated May 19 2022, the Petraco Storage Agreement dated August 23, 2022, the Pacific Rim Storage Agreement dated 22 September 2022, the Sahra Storage Agreements dated May 25, 2022 and November 21 2022, the First Trust Storage Agreement dated June 06, 2022, the Cengeo Storage Agreements dated July 01, 2022, August 04, 2022, September 09, 2022 and December 13, 2022; the Aachim Storage Agreement dated July 15, 2022, the Actirays Storage Agreement dated August 19, 2022 and the Atlantis Storage Agreement dated February, 01 2023.

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

“Early Bird Capital” means EarlyBirdCapital, Inc.

“EIBOR” means the Emirates Interbank Offered Rate.

“ENOC” means ENOC Supply & Trading LLC.

“EPC” means engineering, procurement and construction.

“Euro American” means Euro American International Energy LLC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAB” means First Abu Dhabi Bank PJSC.

“Financing Facilities” means, collectively, the Phase I Financing Facilities and the Phase II Financing Facility, and Commercial Bank of Dubai Financing Facility for office.

“First Trust” means First Trust Energy Petrochemicals Trading.

“FOIZ” means the Fujairah Oil Industry Zone.

“Fujairah Municipality” means the local government organization in Fujairah, UAE specializing in municipal urban and rural municipal affairs.

“Golden Bridge” means Golden Bridge Trading Refined Oil Products Abroad LLC.

Green Hydrogen and Green Ammonia Project – to be located in Abu Dhabi, this project is led by BRE and aims to produce renewable, carbon-free fuel using solar power.

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

“Kurdos” means Kurdos DMCC

“Land Leases” means, collectively, the Phase I & II Land Lease and the Phase III Land Lease.

“Lecotra” means Lecotra DMCC.

“Liquidity Account” means the bank account established by BPGIC as part of Bond Financing Facility with the Offshore Account Bank to maintain $8,500,000, which amount is equal to the interest payment due on the first interest payment date.

“MENA” means Middle East and North Africa.

“Merger Sub” means Brooge Merger Sub Limited, a Cayman Islands exempted company.

“Modular Refinery” means a refinery with a capacity of 25,000 b/d to be installed at the BPGIC Terminal.

“MUC” means MUC Oil & Gas Engineering Consultancy, LLC.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Newton” means Newton Petroleum Trading LLC.

“Nova Seas” means Nova Seas Middle East DMCC.

“NuFuel” means NuFuel Trading FZE.

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

“Orit” means Orit Pte. Ltd.

“Pacific Rim” means Pacific Rim Energy Pte. Ltd.

“Petraco” means Petraco Oil Company SA.

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

“Phase II” means the second phase of the BPGIC Terminal which consists of eight oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3 and related infrastructure located on the Phase I & II Land.

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

“SAA” means S A A Trading Refined Oil Products Abroad.

“Sahra” means Sahra Oil FZE

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Management” and “Senior Managers” refer to those persons named as officers in “Item 6.A Directors, Senior Management and Employees — Directors and Executive Officers”.

“South Kurdistan” means South Kurdistan Company General Trading LLC.

“Special Resolution” means a resolution passed by the affirmative vote of a majority of at least two-thirds of the shareholders of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting, of which notice specifying the intention to propose the resolution as a “special resolution” has been duly given.

“Storage Customers” means, collectively, any customer who has executed a Commercial Storage Agreements with BPGC. Previous customers include ENOC Supply and Trading LLC, Napag Trading LTD, Beneathco, Totsa Total Oil Trading S.A., A&T Offshore FZC, Synergy Petroleum LLC, Jaykay Trading Company FZE, SAA Trading Refined Oil Products Abroad, NuFuel Trading FZE, Valor International FZC, A Three Energy FZE, Golden Bridge Trading Refined Oil Products, Ali Almutawa Petroleum & Petrochemical Trading LLC, Basrah Energy FZC, Newton Petroleum Trading LLC, Petraco Oil Company SA, Pacific Rim Energy Pte. Ltd., Orit Pte Ltd., Lecotra DMCC, South Kurdistan General Trading LLC, Nova Seas Middle East DMCC, Kurdos DMCC, Euro American International Energy LLC, First Trust Energy Petrochemicals Trading, Cengeo New Energy FZ-LLC, current customers include Avis Trading Crude Oil Abroad L.L.C, Sahra Oil FZE, Aachim Energy FZE, Actirays Middle East Trading FZE and Atlantis Commodities Trading HK Limited.

“Strait of Hormuz” means the strait of Hormuz.

“Super Major” means Totsa Total Oil Trading SA.

 “Synergy” means Synergy Petrochem L.L.C.

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

x

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, financial condition, results of operations and cash flow.

Risks Related to BPGIC

●	We have a limited operating history.

●	BPGIC is currently reliant on the Company’s storage customers of Phase I and Phase II for the majority of its revenues.

●	The Phase I and Phase II users’ usage of our ancillary services has an impact on our profitability.

●	In the event that the Commercial Storage Agreements or the Phase I and Phase II Customer Agreements expire or otherwise terminate, we may have difficulty locating replacements due to competition.

●	The scarcity of available land in the Fujairah oil zone region could limit our ability to expand our facilities in Fujairah beyond Phase III.

●	Accidents involving the handling of oil products at the BPGIC Terminal could disrupt our business operations and/or subject us to environmental and other liabilities.

●	The Modular Refinery will face operating hazards, which could expose us to potentially significant liability costs.

●	When the Modular Refinery is completed, our financial results will be affected by volatile refining margins.

●	Our competitive position and prospects depend on the expertise and experience of our Senior Management.

●	The Green Hydrogen and Green Ammonia project may face operating hazards, which could expose us to potentially significant liability costs.

●	In connection with the preparation of our financial statements, two material weaknesses in our internal control over financial reporting were identified.

●	No adequate documentation is obtained regarding the other payable under liabilities on the balance sheet.

●	We are subject to a wide variety of regulations.

●	Any material reduction in the quality or availability of the Port of Fujairah’s facilities could have a material adverse effect on us.

●	BPGIC is subject to restrictive covenants in the Bond Financing Facility.

●	The fixed cost nature of our operations could result in lower profit margins if certain costs were to increase and we are unable to offset such costs.

●	We are dependent on our IT and operational systems, which may fail or be subject to disruption.

●	Beyond Phase II, expansion of our business may require substantial capital investment.

Risks Related to the Company’s Structure and Capitalization

●	We may not pay cash dividends in the foreseeable future.

●	The escrow release provisions of the Escrow Agreement may affect management decisions and incentives.

●	We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares.

●	Fluctuation of the exercise price of our Warrants could result in material dilution of our then existing shareholders.

●	Because we are a Cayman Islands exempted company, you could have less protection of your shareholder rights than you would under U.S. law.

●	Provisions of our Amended and Restated Memorandum and Articles of Association may inhibit a takeover of the Company.

●	As a “foreign private issuer” and an “emerging growth company,” we are subject to certain reduced reporting requirements and other exemptions, which limits the information you might otherwise receive and could make our Ordinary Shares less attractive to investors.

●	Our controlling shareholder has substantial influence over us.

Risks Related to Doing Business in Countries in Which the Company Operates

●	We are subject to political and economic conditions in Fujairah, the UAE, and the region in which we operate.

●	Our business operations could be adversely affected by terrorist attacks, natural disasters or other catastrophic events beyond our control.

●	Climate change-related legislation or regulations could result in increased operating and capital costs and reduced demand for our storage services.

●	We may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to our business.

●	We could be adversely affected by violations of anti-corruption laws or economic sanctions programs.

●	Tax liabilities associated with indirect taxes on the oil products we service could result in losses.

●	Changes to VAT law in the UAE may have an adverse effect on us.

●	Our business may be adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

●	Our business may be materially adversely affected by unlawful or arbitrary governmental action.

●	Legal and regulatory systems may create an uncertain environment for investment and business activities.

●	The grant and future exercise of registration rights, or sales of a substantial number of our securities in the public market, could adversely affect the market price of our Ordinary Shares.

●	NASDAQ may delist our securities.

General Risk Factors

●	Fluctuations in our operating results, quarter-to-quarter earnings and other factors, may result in significant decreases in the price of our securities.

●	The market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	The price of our Ordinary Shares may be volatile.

●	Reports published by analysts could adversely affect the price and trading volume of our Ordinary Shares.

Risks Related to BPGIC

The Company has a limited operating history, which makes it particularly difficult for a potential investor to evaluate the Company’s financial performance and predict its future prospects.

BPGIC commenced operations of Phase I in late Fourth Quarter 2017 and began operating it at full capacity on April 1, 2018, and Phase II in September 2021 and began operating it at full capacity from January 2022 As a result, although the Company’s Senior Management and site teams have relevant international and industry experience, the Company has only limited operating results to demonstrate its ability to operate its business on which a potential investor may rely to evaluate the Company’s business and prospects. Accordingly, the financial information included in this Report may be of limited use in assessing the Company’s business. The Company is also subject to the business risks and uncertainties associated with any new business, including the risk that it will not achieve its operating objectives and business strategy. The Company’s limited operating history increases the risks and uncertainties that potential investors face in making an investment in our securities and the lack of historic information may make it particularly difficult for a potential investor to evaluate the Company’s financial performance and forecast reliable long-term trends.

BPGIC is currently reliant on the Company’s storage customers of Phase I and Phase II for the majority of its revenues and any material non-payment or non-performance by Company’s storage customers would have a material adverse effect on the Company’s business, financial condition and results of operations.

Phase I of the BPGIC Terminal consists of 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure. Phase II of the BPGIC Terminal consists of 8 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3 and related infrastructure.

A majority of the BPGIC’s revenues for the immediate future are expected to consist of the fees it receives from storage customers.

We are susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from any potential future outbreaks of COVID-19. Governments in affected countries, including the UAE, have imposed travel bans, quarantines and other emergency public health measures in the past. Those measures, though temporary in nature, may happen again depending on developments of new strains of the COVID-19’s virus. Though neither our oil storage and services operations nor the activities of our executives and corporate staff was significantly impacted by the COVID-19 pandemic, some of the vendors and professionals with whom we work have experienced disruptions which resulted in the delay of the construction and commencement of operations of Phase II. Our executives and corporate staff have been, and may continue to be, focused on mitigating potential future effects of COVID-19, which may delay other value-add initiatives.

In addition, the COVID-19 pandemic significantly increased economic uncertainty. Such adverse impact on the global economy may negatively impact the availability of debt and equity financing on commercially reasonable terms, which, in turn, may adversely affect our ability to successfully execute our business strategies and initiatives, such as the funding of capital expenditures.

The extent, if any, to which the coronavirus impacts our results will depend on future developments, which will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus.

The ongoing Ukrainian Russian conflict has had a significant impact on the oil industry, with increased volatility in oil prices and disruptions to logistics and supply chains. The Company’s operations could be adversely affected by these developments, as changes in oil prices and logistics could impact demand for its storage services and increase its operating costs. The Company has implemented measures to manage these risks, such as maintaining flexible logistics arrangements, and having long-term contracts. However, the Company cannot guarantee that these measures will be effective in mitigating the potential impacts of the Ukrainian Russian conflict on its business, financial condition, and results of operations.

The Phase I and Phase II users’ usage of the Company’s ancillary services has an impact on the Company’s profitability. The demand for such ancillary services can be influenced by a number of factors including current or expected prices and market demand for refined petroleum products, each of which can be volatile.

With respect to the Commercial Storage Agreements currently in effect, the total monthly storage fees are fixed and the total monthly fees for the Company’s ancillary services are subject to variation based on the customers’ usage of the Company’s ancillary services. The Company expects its revenue from the ancillary services offered in Phase I and Phase II to vary based on the orders received from the Storage Customers. The needs of the Storage Customers’ tend to vary based on a number of factors including current or expected refined petroleum product prices and trading activity. Factors that could lead to a decrease in the demand for the Company’s ancillary services include:

●	changes in expectations for future prices of refined petroleum products;

●	the level of worldwide oil and gas production and any disruption of those supplies;

●	a decline in global trade volumes, economic growth, or access to markets;

●	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and diesel; and

●	New sanctions or changes of laws.

Any of the factors referred to above, either alone or in combination, may result in the Storage Customers’ reduced usage of the Company’s ancillary services, which would ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.

In the event that the Commercial Storage Agreements expire or otherwise terminate, the Company may have difficulty locating replacements due to competition with other oil storage companies in the Port of Fujairah and at other ports.

The Commercial Storage Agreements currently in effect have terms ranging from one to six years, subject to renewals. There can be no assurance that any of the Commercial Storage Agreements currently in effect will be renewed or that any of such agreements will not be terminated prior to expiration of its term or that we will find adequate replacements upon non-renewal or earlier termination of such agreements.

The Company may have to compete with other oil storage companies in the Port of Fujairah to secure a third party to contract for the Company’s services in the event that any of the Commercial Storage Agreements currently in effect expire or otherwise terminate. Such third parties may not only consider competitors in the Port of Fujairah but may also consider companies located at other ports. Although the Company believes that it has a best-in-class technically designed terminal in Fujairah and there is a scarcity of land in Fujairah available for expansion by competitors, the Company’s ability to compete could be harmed by factors it cannot control, including:

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

Any combination of these factors could result in third parties entering into long-term contracts to utilize the services of the Company’s competitors instead of the Company’s services, or the Company being required to lower its prices or decrease its costs to attract such parties or retain its existing customers, either of which could adversely affect the Company’s business, financial condition and results of operations.

The Company will become reliant on revenue from the Modular Refinery, and the delay in the construction of the Modular Refinery would have a material adverse effect on the Company’s business, financial condition and results of operations.

Upon completion of the Modular Refinery, the Company would become reliant on the Modular Refinery for another portion of its revenues. The Company may incur substantial cost if it suffers delays in locating a third party or if modifications or installation of a new refinery are required. The occurrence of any one or more of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

The scarcity of available land in the Fujairah oil zone region could subject the Company to competition for additional land, unfavorable lease terms for that land and limit the Company’s ability to expand its facilities in Fujairah beyond Phase III.

BPGIC entered into the Phase III Land Lease, a land lease agreement, dated as of February 2, 2020, by and between BPGIC and FOIZ, to lease the Phase III Land, for an additional plot of land that has a total area of approximately 450,000 m2. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The Company intends to use the relevant land to expand its storage, service and refinery capacity.

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

The Company is baring development cost for Phase III and there is no assurance that it can eventually materialize due to unforeseen changes in the investment and commercial environment.

Accidents involving the handling of oil products at the BPGIC Terminal could disrupt the Company’s business operations and/or subject it to environmental and other liabilities.

Accidents in the handling of oil products (hazardous or otherwise) at the BPGIC Terminal could disrupt the Company’s business operations during any repair or clean-up period, which could negatively affect its business operations. The BPGIC Terminal was designed to minimize the risk of oil leakage and has state-of-the-art control facilities. In addition, pursuant to the Fujairah Municipality environmental regulations, BPGIC installed impermeable lining over the ground soil throughout its tank farm area in the Phase I & II Land and any other area where oil leakage could occur and potentially reach the ground soil as well as the Company has in place Physical Loss or Damage and Business Interruption Insurances to minimize any risk of business disruption. The Company intends to take similar steps to minimize the risk of oil leakage in connection with Phase III. Nevertheless, there is a risk that oil leakages or fires could occur at the terminal and, in the event of an oil leakage, there can be no assurance that the installed lining will prevent any oil products from reaching the ground soil. Although the Company believes that it has adequate insurance in place to insure against the occurrence of any of the foregoing events, any such leakages or fires could disrupt terminal operations and result in material remediation costs. Any such damage or contamination could reduce gross throughput and/or subject the Company to liability in connection with environmental damage, any or all of which could have a material adverse effect on its business, financial condition and results of operations.

The Modular Refinery, once completed, will face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.

Once completed, the Modular Refinery will be subject to certain operating hazards, and our cash flow from its operations could decline if it experiences a major accident, pipeline rupture or spill, explosion or fire, or if it is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These operating hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in significant curtailment or suspension of our related operations.

Although we intend to maintain insurance policies, including personal and property damage and business interruption insurance for each of our facilities, we cannot assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or significant interruption of operations.

When the Modular Refinery is completed, our financial results will be affected by volatile refining margins, which are dependent upon factors beyond our control, including the price of crude oil, to the extent such volatility reduces customer demand of ancillary services.

When the Modular Refinery is operational, our financial results will be affected by the relationship, or margin, between refined petroleum product prices and the prices for crude oil and other feedstocks to the extent decreases in refining margins reduce the use of the Modular Refinery and our ancillary services. Historically, refining margins have been volatile, and we believe they will continue to be volatile in the future. The costs to acquire feedstocks and the price at which it can ultimately sell refined petroleum products depend upon several factors beyond its, and our, control, including regional and global supply of and demand for crude oil, gasoline, diesel, and other feedstocks and refined petroleum products. These in turn depend on, among other things, the availability and quantity of imports, production levels, levels of refined petroleum product inventories, productivity and growth (or the lack thereof) of global economies, international relations, political affairs, and the extent of governmental regulation. Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have longer-term effects. The longer-term effects of these and other factors on refining and marketing margins are uncertain. Decreased refining margins could have a significant effect on the extent to which we use the Modular Refinery and our ancillary services which, in turn, could have a significant effect on our financial results.

The Green Hydrogen and Green Ammonia Project, once completed, will face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.

Once completed, the Green Hydrogen and Green Ammonia Project will be subject to certain operating hazards, and our cash flow from its operations could decline if it experiences a major accident, pipeline rupture, explosion or fire, or if it is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These operating hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment or other environmental damage and may result in significant curtailment or suspension of our related operations.

Although we intend to maintain insurance policies, including personal and property damage and business interruption insurance for each instance of this project, we cannot assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or significant interruption of operations.

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

In connection with the preparation of the Company’s consolidated financial statements as of and for the years ended December 31, 2019, 2020, 2021 and 2022, the Company and its independent registered public accounting firm identified two material weaknesses in the Company’s internal control over financial reporting, one related to lack of sufficient skilled personnel and one related to lack of sufficient entity level and financial reporting policies and procedures.

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

In connection with the preparation and external audit of the Company’s financial statements as of and for the years ended December 31, 2019, 2020, 2021 and 2022, the Company and our auditors, noted material weaknesses in the Company’s internal control over financial reporting. The SEC defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were (i) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (ii) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. During the years 2020, 2021, and 2022, the Company took the steps below to minimize the effects of both these material weaknesses:

●	The Company appointed a new chief financial officer and other finance personnel with relevant public reporting experience and also conducted trainings for new employees with respect to IFRS and SEC reporting requirements; and

●	The Company appointed a third party consultant to prepare the processes of financial reporting and help the Company to implement them.

In this regard, the Company has, and is continuing to, dedicate internal resources, training their personnel with public reporting experience, and ensure that outside consultants adopted a detailed work plan to assess and document the adequacy of its internal control over financial reporting. This has, and may continue to, include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

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

The Company started hiring new management personnel subsequent to the listing of the Company, including a new chief financial officer, and implemented a number of corporate governance and financial reporting procedures and other policies, processes, systems and controls to comply with the requirements for a foreign private issuer on NASDAQ. The Company does not have a long track record on which it can assess the performance and effectiveness of these policies, processes, systems and controls or the analysis of their outputs.

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

The Company has implemented measures to address the material weaknesses, including (i) hiring personnel with relevant public reporting experience, (ii) conducting training for Company personnel with respect to IFRS and SEC financial reporting requirements and (iii) engaging a third party to prepare standard operating procedures for the Company. In this regard, the Company has, and will need to continue to, dedicate internal resources, train personnel with public reporting experience, ensuring outside consultant adopted a detailed work plan to assess and document the adequacy of their internal control over financial reporting. This has, and may continue to, include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

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

The Company’s operations are subject to extensive international, national and local laws and regulations governing, among other things, the loading, unloading and storage of hazardous materials, environmental protection and health and safety. The Company’s ability to operate its business is contingent on its ability to comply with these laws and regulations and to obtain, maintain and renew as necessary related approvals, permits and licenses from governmental agencies and authorities in Fujairah and the UAE. Because of the complexities involved in ensuring compliance with different regulatory regimes, the Company’s failure to comply with all applicable regulations and obtain and maintain requisite certifications, approvals, permits and licenses, whether intentional or unintentional, could lead to substantial penalties, including criminal or administrative penalties or other punitive measures, result in revocation of its licenses and/or increased regulatory scrutiny, impair its reputation, subject it to liability for damages, or invalidate or increase the cost of the insurance that it maintains for its business. Additionally, the Company’s failure to comply with regulations that affect its staff, such as health and safety regulations, could affect its ability to attract and retain staff. The Company could also incur civil liabilities such as abatement and compensation for loss in amounts in excess of, or that are not covered by, its insurance. For the most serious violations, the Company could also be forced to suspend operations until it obtains such approvals, certifications, permits or licenses or otherwise brings its operations into compliance.

In addition, changes to existing regulations or tariffs or the introduction of new regulations or licensing requirements are beyond the Company’s control and may be influenced by political or commercial considerations not aligned with the Company’s interests. Any such changes to regulations, tariffs or licensing requirements could adversely affect the Company’s business by reducing its revenue, increasing its operating costs or both.

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

The Bond Financing Facility contains covenants which were amended under Amendment Agreements dated October 23, 2020 and April 27, 2022, requiring BPGIC (including its subsidiaries) and the Company to maintain the following covenants:

1. Financial Covenants

i.	Minimum Liquidity: Maintain $8.5 million in the Liquidity Account.

ii.

Leverage Ratio: Not to exceed: (A) 3.5x at 31 December 2022 (for the 12-month period from and including 1 January 2022 to 31 December 2022 and so that no testing shall be made thereof until 31 December 2022); and (B) 3.0x anytime thereafter.

iii.	Working Capital: Maintain a positive working capital except for the period from 31 December 2021 to and including 30 December 2022 and during which period no such requirement shall apply.

iv.	Brooge Energy Limited to maintain a minimum equity ratio of 25%.

2. Account Maintenance Covenants

i.	BPGIC to maintain a Construction Funding Account.

ii.	BPGIC to maintain Debt Service Retention Account.

iii.	BPGIC to maintain Liquidity Account.

3. Other Covenants

i.	BPGIC is subject to the following restrictions on distributions:

a.	no distributions for one year from the Phase II facility completion date.

b.	distributions cannot exceed in the aggregate 50% of BPGIC’s net profit after tax based on the audited annual financial statements for the previous financial year.

c.	any distribution shall only be released out of BPGIC and its subsidiaries in the form of a group company loan to the Phase III company.

d.	BPGIC must be in compliance with the financial covenants (on the last reporting date).

e.	no event of default is continuing or would arise from such distribution.

ii.	BPGIC (including its subsidiaries) cannot invest and/or undertake any capital expenditure obligation that exceeds an aggregate of $10.0 million during the term of the Bond Financing Facility, except for the remaining capital expenditure obligation under the construction contract for Phase II, any maintenance capital expenditure and/or enhancements relating to Phase I and/or Phase II in its ordinary course of business.

BPGIC’s ability to comply with these restrictions and covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions.

Due in part to the delayed ramp up of the Phase II storage facility, resulting primarily from logistical challenges associated with the COVID 19 pandemic, BPGIC was in technical breach with leverage ratio and working capital financial covenant requirements under the Bond Financing Facility document. In March 2022, the Group entered into an agreement with its lender to waive off the requirement for the Group to comply with leverage ratio and working capital financial covenant for December 31, 2021 and June 30, 2022. See “Item 10.C Material Contracts— Bond Waiver” for additional information regarding the waiver.

If BPGIC is unable to comply with these restrictions and covenants following such date, or is unable to comply with the restrictions and covenants as specified in the waiver approved by the Bondholders, a significant portion of the indebtedness under the Bond Financing Facility may become immediately due and payable. BPGIC might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, BPGIC’s obligations under the Bond Financing Facility are secured by substantially all of BPGIC’s assets, and if BPGIC is unable to repay the indebtedness under the Bond Financing Facility, the Bond Trustee, on behalf of the bondholders, could seek to foreclose on such assets, which would adversely affect BPGIC’s business, financial condition and results of operations. The Bond Financing Facility also has cross-default provisions that apply to any other material indebtedness that BPGIC may have. For more information regarding the Bond Financing Facility, see “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Sources of Liquidity”.

The fixed cost nature of the Company’s operations could result in lower profit margins if certain costs were to increase and the Company was not able to offset such costs with sufficient increases in its storage or ancillary service fees or its customers’ utilization of the Company’s ancillary services.

The Company’s fixed costs for Phase I, Phase II and the Modular Refinery are, or will be, paid for with the fixed storage fees it receives or will receive, as the case may be, from the Company’s existing and future storage customers. The Company expects that a large portion of its future expenses related to the operation of the BPGIC Terminal will be relatively fixed because the costs for full-time employees, rent in connection with the Land Leases, maintenance, depreciation, utilities and insurance generally do not vary significantly with changes in users’ needs. However, the Company expects that its profit margins could change if its costs change.

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

The Commercial Storage Agreements with the Storage Customers allow BPGIC to review its storage and ancillary service upon each renewal. As such, if wages were to increase, BPGIC may yield lower margins for a period of time before it is able to review and amend its storage and ancillary service fees.

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

BRE expects that its fixed costs for the Green Hydrogen and Green Ammonia project will be paid for with the fixed storage fees it will receive from the Ammonia offtake agreements. However, as with its fixed costs for Phase I and Phase II, BPGIC III and BRE expect that their profit margins could change if their costs, in particular wage costs, change.

If the Company is unable to maintain its margins, it could have a material adverse effect on its business, financial condition and results of operations.

The Company is dependent on its IT and operational systems, which may fail or be subject to disruption.

The Company relies on the proper functioning of its information technology, including the information technology systems in the Company’s operation control room, databases, computer systems, telecommunication networks and other infrastructure in its day-to-day operations. The Company’s business continuity procedures and measures may not anticipate, prevent or mitigate a network failure or disruption and may not protect against an incident in the limited event that there is no alternative system or backed-up data in place. The nature of the Company’s operations and the variety of systems in place to support its business can also present challenges to the efficiency of its information technology networks. The Company’s systems are vulnerable to interruptions or damage from a number of factors, including power loss, network and telecommunications failures, data corruption, computer viruses, security breaches, natural disasters, theft, vandalism or other acts, although the BPGIC Terminal’s operational system has limited vulnerability to computer viruses or security breaches because the systems are fully isolated. The Company is reliant on third party vendors to supply and maintain much of its information technology. In particular, as is the case for many of the Company’s competitors, a significant percentage of its core operations currently use information and technology systems provided by ABB Group, Emerson and Intelex Technologies, Inc., which the Company relies on for related support and upgrades. The Company may experience delay or failure in finding a suitable replacement in the event that one or more of the third-party vendors ceases operations or becomes otherwise unable or unwilling to meet the Company’s needs.

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

Although the BPGIC Terminal, based on the nature of the Company’s business, is configured to keep its systems operational under abnormal conditions, including with respect to business processes and procedures, any failure or breakdown in these systems could interrupt the Company’s normal business operations and result in a significant slowdown in operational and management efficiency for the duration of such failure or breakdown. Any virus attack, e-mails scams or prolonged failure or breakdown could dramatically affect the Company’s ability to offer services to users, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Beyond Phase II, expansion of the Company’s business may require substantial capital investment, and the Company may not have sufficient capital to make future capital expenditures and other investments as it deems necessary or desirable.

The Company operates in a capital-intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the expansion of existing terminal facilities and the development and acquisition of new terminal facilities. The Company has several plans for expansion beyond Phase II, including Phase III and the Green Hydrogen and Green Ammonia Project that may require significant capital investment. For example, the Company plans to establish an external connection to the local power grid in due course, which would provide the BPGIC Terminal with an additional source of power if necessary.

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

To meet the financing requirements for such capital investments, the Company may have to utilize a combination of internally generated cash and external borrowings, including banking and capital markets transactions. The Company may also seek, in the event that further material expansion opportunities arise in the future, to obtain additional funding from the capital markets to further enhance its funding position. The Company’s ability to arrange external financing and the cost of such financing is dependent on numerous factors, including its future financial condition, the terms of any restrictive covenants under then existing credit facilities, general economic and capital market conditions, interest rates, credit availability from banks or other lenders, investor confidence in the Company, applicable provisions of tax and securities laws and political and economic conditions in any relevant jurisdiction. Moreover, the decline in global credit markets and reduced liquidity may affect the Company’s ability to secure financing on commercially reasonable terms, if at all. The Company cannot provide any assurance that it will be able to arrange any such external financing on commercially reasonable terms, and it may be required to secure any such financing with a lien over its assets or agree to contractual limitations on its business. If the Company is unable to generate or obtain funds sufficient to make necessary or desirable capital expenditure and other investments, it may be unable to grow its business, which may have a material adverse effect on its business, financial condition and results of operations.

Beyond Phase II, the aforementioned projects and the projects described herein, the Company may consider additional projects in the future, which would be subject to the same risks mentioned above.

Risks Related to the Company’s Structure and Capitalization

The value of your investment in the Company is subject to the significant risks affecting the Company and inherent in the industry in which the Company operates. You should carefully consider the risks and uncertainties described above and below and other information included in this Report. If any of the events described above or below occur, the Company’s business and financial results could be adversely affected in a material way. This could cause the trading price of the Company’s securities to decline, and you therefore may lose all or part of your investment.

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

The Company has and will continue to incur significant additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. The Company will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations increase the Company’s legal and financial compliance costs and render some activities more time-consuming and costly. The Company may need to hire more employees or engage outside consultants to comply with these requirements, which will increase its costs and expenses. These laws and regulations could make it more difficult or costly for the Company to obtain certain types of insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on the Company’s board of directors, board committees or as executive officers. Furthermore, if the Company is unable to satisfy its obligations as a public company, it could be subject to delisting of its Ordinary Shares and/or Warrants, fines, sanctions and other regulatory action and potentially civil litigation.

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

Although the Company announced in the Fourth Quarter of 2019 that it intends to pay a $0.25 quarterly dividend to its public shareholders beginning in the First Quarter of 2020, the Company has not paid such dividend, and has not committed to pay a cash dividend on such terms and in such amount with respect to its Ordinary Shares, and the Company may not pay cash dividends with respect to its Ordinary Shares. In light of the economic impact of the COVID-19 pandemic, the Company’s board of directors subsequently determined that, notwithstanding its prior announcement, it was in the best interests of the Company as a precautionary measure and to prudently preserve cash, to delay issuance of dividends. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company and will depend on, among other things, applicable law, regulations, restrictions, the Company’s results of operations, financial condition, cash requirements, contractual restrictions, the Company’s future projects and plans and other factors that the Company’s board of directors may deem relevant. In addition, the Company’s ability to pay dividends depends significantly on the extent to which it receives dividends from BPGIC and BPGIC III and there can be no assurance that BPGIC and/or BPGIC III will pay dividends. As a result, capital appreciation, if any, of the Company’s Ordinary Shares may be a shareholder’s sole source of gain for the foreseeable future.

The Company is currently the subject of an investigation by the staff of the SEC.

The Company is currently the subject of an investigation by the staff of the SEC concerning issues related to the Company’s prior revenue recognition and financial reporting practices and disclosures, its prior systems of internal controls, and certain of its past dealings with or communications to previous independent auditors.  Among other things, the SEC investigation concerns matters identified during an internal examination performed at the instance of the Company’s Audit Committee, which produced certain preliminary findings that caused the Company to withdraw reliance on its previously-issued financial statements for certain earlier periods.

As noted, the SEC investigation is ongoing.  The Company is currently unable to predict with any reasonable degree of certainty whether the investigation will lead to claims by the SEC against the Company or any of its present or former personnel.  The Company is also unable to predict with any reasonable degree of certainty the likelihood of a favorable or unfavorable outcome if any claims are asserted by the SEC related to these matters.   Further, the Company is unable to predict with any reasonable degree of certainty the likelihood of a favorable or unfavorable outcome if the SEC does assert such claims, or the precise character of any potential findings against or sanctions imposed on the Company to the extent the investigation produces an enforcement proceeding that results in an unfavorable outcome.

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

The Company is incorporated in the Cayman Islands and currently conducts all of its operations through its subsidiary, BPGIC, and once phase III and the Green Hydrogen and Green Ammonia Project are ready, will conduct all of its operations through its subsidiaries, BPGIC, BPGIC III and BRE. All of the Company’s assets are located outside the United States. The Company’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the UAE could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

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

The Company follows home country practice in lieu of NASDAQ corporate governance requirements with respect to the following NASDAQ requirements:

●	Executive Sessions. We are not required to and, in reliance on home country practice, we may not, comply with certain NASDAQ rules requiring the Company’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. The Company follows Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Nomination of Directors. The Company’s director nominees may not be selected or recommended for the board of director’s selection by either (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors, as required under NASDAQ rules. The Company follows Cayman Islands practice which does not require director nominations to be made or recommended solely by independent directors. Further, the Company does not have a formal written charter or board resolution addressing the director nominations process. The Company follows Cayman Islands practice which does not require the Company to have a formal written charter or board resolution addressing the director nominations process.

●	Proxy Statements. Even though we are not required to and, in reliance on home country practice, we may not, comply with certain NASDAQ rules regarding the provision of proxy statements for general meetings of shareholders, the Company provides proxy statements for its annual general meeting. The Cayman Islands practice does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. The Company is not required to and, in reliance on home country practice, it does not intend to, comply with certain NASDAQ rules regarding shareholder approval for certain issuances of securities under NASDAQ Rule 5635. In accordance with the provisions of the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s board of directors is authorized to issue securities, including Ordinary Shares, preferred shares, warrants and convertible notes, without shareholder approval.

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

BPGIC Holdings holds approximately 85.6% of the Company’s voting equity. Each of BPGIC Holdings, Nicolaas Paardenkooper as a director of BPGIC Holdings, BPGIC PLC and the majority shareholder of BPGIC PLC have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, BPGIC Holdings may take actions that are not in the best interests of the Company’s other shareholders. These actions may be taken in many cases even if they are opposed by the Company’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company.

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

In the past, political conflicts have resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping. Despite its location outside the Strait of Hormuz, continuing conflicts, instability and other recent developments in the Middle East and elsewhere, including relatively recent attacks involving vessels and vessel seizures in the Strait of Hormuz, and the presence of U.S. or other armed forces in Syria, may lead to additional acts of terrorism or armed conflict around the world, and our customer’s vessels may face higher risks of being attacked or detained. The Company’s business and financial performance would be adversely affected by any reduction in use of the Port of Fujairah as a result of such tensions or conflict.

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

The Company’s business operations could be adversely affected or disrupted by terrorist attacks, natural disasters (such as floods, fires, earthquakes or significant storms) or other catastrophic or otherwise disruptive events, including changes to predominant natural weather, sea and climatic patterns, piracy, sabotage, insurrection, military conflict or war, riots or civil disturbance, radioactive or other material environmental contamination, an outbreak of a contagious disease, or changes to sea levels, which may adversely affect global or regional trade volumes or user demand for oil products transported to or from affected areas, and denial of the use of any railway, port, airport, shipping service or other means of transport and disrupt users’ logistics chains. In addition, the Company may be exposed to extreme weather conditions such as severe heat, flooding, rain or wind conditions, which could disrupt activities at the BPGIC Terminal and the Port of Fujairah. Several of the Company’s competitors in the Fujairah oil zone region have experienced issues with flooding in the past due to the region’s close proximity to the Al Hajar mountainous region, where floods sometimes occur when a significant amount of rain mixes with the dirt from the mountains and subsequently clogs the region’s drainage system. Although the BPGIC Terminal has been designed with sufficient drainage capabilities to handle certain flooding scenarios and the Phase I and II oil storage tanks have been constructed to withstand high levels of radiation and fire in accordance with National Fire Protection Association (“NFPA”) standards, if the flooding, radiation or fire is significantly severe, there can be no assurance the Company’s business operations would be unaffected by it.

The occurrence of any of these events at the BPGIC Terminal or in Fujairah may reduce the Company’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to its operations, in part or in whole, may increase the costs associated with storage, heating or blending activities, may subject the Company to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could substantially impair the Company’s growth prospects and could have a material adverse effect on its business, financial condition and results of operations. Although the Company has insurance in place to cover certain of these events if they occur at the BPGIC Terminal, including sabotage and terrorism and business interruption insurance, there can be no assurance that such insurance will be sufficient to cover all costs and lost business volumes associated with such events.

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

Currently, the Company is exposed to physical risks associated with climate change, including extreme weather events such as hurricanes and flooding that could damage or disrupt its facilities and operations. The Company has implemented measures to mitigate these risks, such as investing in resilient infrastructure and insurance coverage. The Company is also exposed to transition risks related to climate change, including changes in market demand for oil products and the shift towards renewable energy sources. The Company has developed strategies to manage these risks, such as diversifying its business to provide services that support the energy transition including the planned modular refinery to produce IMO 2020 compliant LSFO and the planned green ammonia project. The potential impacts of climate change on the transportation of oil products include disruptions and delays due to extreme weather events, rising sea levels, changes in ocean currents, and stricter regulations, which could increase the cost of transportation and impact the Company’s supply chain.

The Company may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulations applicable to its business.

The Company’s business operations are subject to UAE, national, state and local environmental laws and regulations concerning, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of the emission of vapor into the air and water discharges, the remediation of contaminated sites and employee health and safety. These laws and regulations are complex and subject to change. The Company could incur unexpected costs, penalties and other civil and criminal liability if it fails to comply with applicable environmental or health and safety laws. Although the Company has installed impermeable lining over the ground soil throughout the Phase I & II Land’s tank farm area and any other area where oil leakage could occur and potentially reach the ground soil, and intends to take similar preventative measures for the Green Hydrogen and Green Ammonia Project land and Phase III Land, there can be no assurance in the event of an accidental leak, release or spill of oil products or other products, that the Company will not experience operational disruptions or incur costs related to cleaning and disposing waste and oil products, remediating ground soil or groundwater contamination, paying for government penalties, addressing natural resource damage, compensating for human exposure or property damage, or a combination of these measures. Although the Company believes it has adequate insurance in place to insure against the occurrence of any of the foregoing events, there can be no assurance that the Company’s insurance would be sufficient to cover all potential costs. Therefore, the occurrence of any of the foregoing events could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

In Fujairah, the oil products that the Company stores and blends for the Storage Customers in the Phase I and II facilities are subject to taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies and value-added taxes. Once the Modular Refinery becomes operational, the oil products that the Company will handle in connection with the Modular Refinery will be subject to similar “indirect taxes”. Under the terms and conditions of the respective customer agreements, the Company is, or expects to be, entitled to pass on such indirect taxes to its customers.

However, changes to existing regulations for indirect taxes or the introduction of new regulations are beyond the Company’s control and may be influenced by political or commercial considerations not aligned with its interests. Any such regulations could adversely affect the Company’s business by increasing its costs to the extent it is unable to pass on such indirect taxes to the Storage Customers, and as a result, adversely affect its business, financial condition and results of operations.

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

The new UAE Corporate Tax Law may have an adverse effect on the Company’s business and financial condition

The UAE officially issued a federal decree-law on corporate tax at a nine (9) percent rate for taxable business profits exceeding AED375,000. The new law was announced in December 2022 and is set to come into effect for financial years starting June 1, 2023

The Company’s business may be materially adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

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

Governmental authorities in the UAE have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that influenced by political or commercial considerations. Such governmental action could include, among other things, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations or sales. Any such action taken may have a material adverse effect on the Company’s business, financial condition and results of operations.

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

All of the Company’s operations are currently conducted through BPGIC and once the Green Hydrogen and Green Ammonia Project and the Phase III are ready through BPGIC, BPGIC III and BRE.

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

On March 10, 2013, BPGIC entered into the 60-year Phase I & II Land Lease with the Fujairah Municipality, a local government organization specializing in municipal urban and rural municipal affairs, for a parcel of land to build and operate the BPGIC Terminal, which is in the Port of Fujairah. On September 1, 2014, the Phase I & II Land Lease was novated from the Fujairah Municipality to FOIZ.

After several years of planning and design, BPGIC finalized plans for phase 1 during the first Quarter of 2015. On March 31, 2016, BPGIC entered into a Port Facilities Agreement with the Port of Fujairah. BPGIC signed an EPC agreement for Phase I (the “Phase I EPC Agreement”) on April 2, 2015 with Audex and commenced work in accordance with the Phase I EPC Agreement. Audex completed Phase I construction on November 19, 2017 and between 2014 and 2017, BPGIC incurred a total cost of $170 million in connection with its construction. BPGIC began testing operations on December 20, 2017 and commenced limited operations on January 18, 2018. From the time BPGIC began its operations on December 20, 2017 to February 28, 2018, BPGIC limited the availability of its Phase I storage capacity to 40 percent, allowing its management team to test all systems and make any necessary adjustments. BPGIC increased the availability of its Phase I storage capacity to approximately 70 percent on March 1, 2018 and to 100 percent on April 1, 2018.

As Phase I neared completion, BPGIC finalized plans for Phase II in the Third Quarter of 2017. In February 2017, BPGIC finalized and issued a front-end engineering document, which sets out the qualifications, specifications, drawings and designs of Phase II, to Audex. Phase II work commenced in September 2018. On September 3, 2018, BPGIC signed the Phase II Project Management Agreement with MUC to engage MUC to manage the construction plan of Phase II. In September 2021, the Company commenced the Phase II testing operations.

On October 15, 2018, BPGIC entered into the Phase II Financing Facility, which was a $95.3 million secured Shari’a compliant Istisna’ financing arrangement coordinated by FAB, to fund a portion of the capital expenditure in respect of Phase II.

As part of Phase II, the Company followed a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities. Phase II construction is completed with a total cost of $185.9 million, which includes the cost of construction, consultancy costs, borrowing costs and other miscellaneous cost.

As of December 31, 2019, the Company had funded the construction of Phase I, Phase II and all of its other cash requirements with funds from the Phase I Financing Facilities, and net equity contributions (other than share capital) since 2014 of $71.01 million from shareholders.

In August 2020, the Company commenced hydrotesting of the Phase II facility.

During September 2020, as part of the Bond Financing Facility, BPGIC issued bonds of $200 million to private investors with a face value of $1 and an issue price of $0.95. The issuance has a maximum size of $250.00 million, which includes the option for a tap issue of an additional $50.00 million subject to certain conditions. The proceeds of the Bond Financing Facility were used to repay Phase I Financing Facilities, fund capital project for Phase II, repay the promissory note payable to Early Bird Capital, pre-fund the Liquidity Account and for general corporate purposes. The proceeds of the bonds were drawn down during November 2020 and outstanding term loans were fully settled. The principal repayment of the Bond Financing Facility will be semi-annual payments of $7 million starting in September 2021 until March 2025, and one bullet repayment of $144 million in September 2025. The bonds bear interest at 8.5% per annum, payable semi-annually along with the principal installments.

In September 2021, the Company commenced operations of its Phase II.

The Company is in the advanced stages of planning Phase III, a major expansion in the Port of Fujairah and has commenced early preparation works. The Company has signed two contracts, one for $31.5 million and another for $37.0 million for terminal connectivity and early preparation works for Phase 1, 2 and 3A. In addition to these capital expenditures the Company incurred the cost of a FEED study for storage capacity of up to 3,500,000 m3 or a combination of 1,660,000 m3 and a refinery with a capacity of up to 180,000 b/d.

Where to Find Additional Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which is accessible at http://www.sec.gov. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company’s website is https://www.broogeenergy.com/. The information contained in, or accessible through, our website is not a part of this Report.

B. Business Overview

In this section, references to “the Company,” “we,” “us,” and “our” are intended to refer to Brooge Energy Limited and its subsidiaries, unless the context clearly indicates otherwise.

This section contains forward-looking statements about the business and operations of the Company. The actual results of the Company may differ materially from those currently anticipated as a result of many factors, including those described under “Item 3.D Risk Factors” and elsewhere in this Report. See “Cautionary Note Regarding Forward-Looking Statements”.

Overview

BPGIC is an oil storage and service provider strategically located in the Port of Fujairah in the emirate of Fujairah in the UAE. BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. BPGIC has a 60-year lease of land, consisting of an initial 30-year lease and a 30-year renewal lease, for its operations located in close proximity to the Port of Fujairah’s berth connection points. BPGIC developed its terminal’s storage capacity in two phases, Phase I and Phase II, both of which are already operational. Phase I commenced operations in December 2017, Phase II commenced operations in September 2021, and Phase III FEED, EIA and Soil Investigation Reports have been received and are underway for further update and development. On December 5, 2022, BPGIC and BPGIC III signed a land preparation work contract with Audex Fujairah LL FZE for Phase III, for the design and execution of the early preparation works for the Phase III land and for the terminal connectivity.

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

The key features of Phase I include:

●	all 14 oil storage tanks are inter-connected via the Phase I Internal Manifold, the fully segregated internal manifold that connects the 14 oil storage tanks of Phase I (the “Phase I Internal Manifold”);

●	the pumping and stripping systems of the Phase I Internal Manifold are equipped with a fine stripping system, minimizing energy costs, lowering loss ratios and permitting a high degree of stripping to be achieved;

●	the ability to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	lower loss ratios and contamination risks;

●	recirculation of oil products to assist with the blending process;

●	the ability to simultaneously perform various operations including: tank-to-tank transfers, recirculation’s, blending, heating, loading and discharging, permitting the Company to service multiple user orders during the same time period;

●	all 14 oil storage tanks have been designed to permit conversions from storing one clean petroleum product to another and from storing fuel oil to gas oil at a speed which is favorable compared to that of competitors in the UAE region, allowing the Company to adjust its services to meet changing market demands;

●	high oil transfer flow rates; and

●	an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times and permitting greater access to the BPGIC Terminal.

Since it began operations, BPGIC has won five awards and been shortlisted for several others. In 2023, BPGIC won the “Best Specialist Liquid Bulk Terminal of the Year” and the “Safe and Secure Terminal of the Year” awards by Global Ports Forum. In 2021, BPGIC won the “Terminal of the year 2021” award by Global Ports and Terminal Industry. In 2020, BPGIC won the “Emerging Port / Terminal of the year 2020“ award by Global Ports and Terminal Industry. In 2019, BPGIC was named the winner of the “Outstanding Port/Terminal Design of the Year 2019” award by The Global Ports Forum, the “Excellence in Terminal Optimisation Award” by Tank Storage Magazine’s Global Tank Storage Awards, and the “Logistics Service Provider of the Year Award 2019” by Energy Middle East. In March 2018, BPGIC was short-listed by Tank Storage magazine, despite its relatively short track record, for the “Most Efficient Storage Terminal” global award for best throughput rates and most effective operations. In March 2019, BPGIC was once again, short-listed by Tank Storage magazine for the “Most Efficient Storage Terminal” global award, as well as the “Safety Excellence in Bulk Liquid Storage” and “Biggest Commitment to Environmental Protection” global awards.

Phase II focus its operations primarily on the storage and blending of crude oil and clean petroleum products. Phase II involves eight additional oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3, which increased the Company’s aggregate geometric oil storage capacity to approximately 1 million m3. As part of Phase II, BPGIC has followed a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities. Phase II commenced operations in September 2021.

The key features of Phase II include:

●	all eight oil storage tanks are inter-connected via the Phase II Internal Manifold for crude oil operations and Phase I manifold for white oil operations;

●	the pumping and stripping systems of the Phase II Internal Manifold is equipped with fine stripping systems to minimize energy costs and lower loss ratios;

●	the cranes of the Phase II Internal Manifold allow the Company to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	each of the two piggable crude oil jetty pipelines are directly connected between the Phase II Internal Manifold and Matrix Manifold 2, lowering loss ratios and contamination risks;

●	Phase II facility is designed to perform various operations simultaneously, including tank-to-tank transfers, recirculations, blending, loading and discharging, which would permit the Company to service multiple user orders during the same time period; and

●	All the Phase II oil storage tanks permit conversion between crude oil and white oil products, allowing the Company to adjust its services to meet changing market demands.

The Company is in the advanced stages of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing Phase I and Phase II facilities. On October 1, 2020, BPGIC novated the Phase III Land Lease to BPGIC III. The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 or a storage capacity of 1,660,000 m3 combined with a refinery with a capacity of 180,000 b/d.. A FEED study, a Soil Investigation and an Environmental Impact Assessment (EIA) for the Phase III Land are being updated and discussions are going on with potential EPC contractors. Currently, the Company plans to use the Phase III Land to further increase its crude oil storage and refinery services capacity. On December 5, 2022, BPGIC and BPGIC III signed a land preparation work contract with Audex Fujairah LL FZE for Phase III, for the design and execution of the early preparation works for the Phase III land and for the terminal connectivity.

For the year ended December 31, 2022, the Company generated revenue from operations of $81.5 million, a profit and total comprehensive income of $27.2 million and an Adjusted EBITDA of $54.0 million. As at December 31, 2022, the Company had total assets of $473.6 million. For more information regarding the Company’s financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects”.

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

Phase I was constructed by Audex, a third party independent EPC contractor that has a strong track record in building terminals and over 20 years of experience in the industry. All 14 oil storage tanks in Phase I have been designed to permit conversions from storing one clean petroleum product to another at an average speed of 48 hours and from storing fuel oil to gas oil at an average speed of 30 days, which the Company believes compares favorably to the Company’s competitors in the UAE region, allowing the Company to adjust its services to meet changing market demands. The Company can perform various simultaneous operations in Phase I, including tank-to-tank transfers, recirculation, blending, heating, loading, and discharging, permitting the Company to service multiple user orders during the same time period. Phase I has a fully segregated internal manifold, high oil transfer flow rates and an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times while permitting greater access to the BPGIC Terminal. A fine stripping system has been installed, to minimize energy costs, lowering loss ratios and enabling a higher degree of stripping.

Stable and predictable revenue stream for storage services.

The Company generates stable and predictable cash flows for its storage services by providing fee-based, take-or-pay storage services to the existing Storage Customers.

BPGIC entered into the Commercial Storage Agreements, pursuant to which the Storage Customers pay a monthly fixed storage fee to lease the respective storage capacity.

Suite of ancillary services, which provide additional revenue streams.

Under the existing Commercial Storage Agreements, the Company is able to supplement its revenue by providing the existing Storage Customers, ancillary services including throughput, blending, heating and inter-tank transfers. To provide these ancillary services, BPGIC charges a fee, that varies by service, equal to a contractual rate per m3 or by hour. As a result, the Company earns additional revenue in accordance with the type and quantity of ancillary services used by the existing Storage Customers. BPGIC’s ability to provide ancillary services is enhanced due to the design of Phase I, which was designed, among other things, to provide high accuracy blending services with low oil losses, high oil transfer flow rates and the ability to perform up to 11 simultaneous operations, which contributes to Phase I’s attractiveness as a one-stop location for extensive product customization. Since 2019, all of BPGIC’s direct costs for the Phase I facility are covered by the storage revenue, revenues from ancillary services (less any associated variable costs) are a supplement to the profitability of the Company. The Company’s monthly revenue for ancillary services will depend on the extent to which the existing Storage Customers and any future storage customers, utilize the ancillary services. The ancillary services under the storage agreements include

Experienced senior management team.

The Company is led by the members of Senior Management, who have several years of experience collectively in the oil storage terminal, infrastructure sectors and related markets. As a result, members of Senior Management will be able to leverage their significant experience while implementing and executing the Company’s business plan and to achieve certain growth milestones. Members of Senior Management also have experience with overseeing the construction of oil storage terminals as a result of the Phase I and Phase II construction process, which is expected to facilitate their management and execution of the Phase III construction process and other future projects.

Strategy

The Company’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. In this pursuit, the key components of the Company’s business strategy are as follows:

Expand the scale of existing operations by operating a Modular Refinery.

The Company plans to leverage its experience from building and operating Phase I and Phase II. Phase II increased the Company’s aggregate geometric oil storage capacity to approximately 1.0 million m3. This has led to the BPGIC Terminal becoming one of the largest oil storage terminals by storage capacity in the Port of Fujairah. On September 3, 2018, BPGIC signed an EPC agreement for Phase II (the “Phase II EPC Agreement”) with Audex. Phase II work commenced in September 2018 and operations commenced in September 2021.

The Modular Refinery is intended to produce high-in-demand, IMO 2020 compliant, very low sulphur fuel oil as a step towards more environmentally friendly energy transition solutions.

Growth through Expansion of BPGIC’s Facilities and Geography

The Company intends to leverage Senior Management’s long-standing industry expertise in the oil and gas and storage sector, initially within the Gulf region and, ultimately more broadly geographically, to ensure the Company continues to enhance its competitiveness, expand its solution offerings to customers and increase shareholder value. As a result, the Company is continuously looking at numerous expansion opportunities such as its Phase III Project and its Green Hydrogen and Green Ammonia Project. Our ordinary course of business includes discussions with various potential parties, regarding different types of business opportunities, and in a variety of different geographic markets. None of these ongoing various discussions have yet reached the stage of definitive agreements and there can be no assurance that they ever will.

The business opportunities available vary widely from traditional customer contracts with global industry participants to various partnerships, ranging from operating or acquiring existing facilities to building new facilities and investing on the Green Energy Sector. Some potential partnership opportunities have included partial financing commitments from the prospective partner for the existing or new facilities. The Company carefully evaluates all growth opportunities to ensure its business remains focused on its high-end market positioning and value creation for existing shareholders.

For instance, within the Fujairah market, the Company has already completed the FEED study, the Soil Investigation and the Environmental Impact Assessment (EIA) for the Phase III and is even developing a new update to include enhanced versions of the designs. In February 2020, BPGIC executed the Phase III Land Lease, and on October 1 2020, novated the Phase III Land Lease to BPGIC III. The Company currently intends to use such land to further increase its capacity for crude oil storage and services. We expect that Phase III alone could be three-and-a-half (3.5) times the size of the Company’s projected operations post-Phase II. Concurrently, the Company is in discussions with top global oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility. As of the date of this Report, the Company does not yet have any planned capital expenditures in connection with Phase III, other than the cost for storage capacity of up to 3.5 million m3 and a 180,000 b/d refinery.

In addition to Phase III, the Company may continue to pursue additional projects within the Fujairah market, either through partnerships with parties who have land leases or through efforts to secure additional land itself in Fujairah in addition to other ports of the world, including potentially Saudi Arabia.

Within the Green Energy Sector, the Company has established BRE as its wholly owned subsidiary, to focus on green energy related infrastructures activities. During the year of 2022, BRE has signed a preliminary land lease agreement for its planned Green Hydrogen and Green Ammonia Project, which aims to produce up to 700,000 MT of green ammonia per annum once fully completed, has engaged Ernst & Young to provide consulting services with respect to the same project and has engaged Thyssenkrupp Uhde to undertake the technical study. In February 2023, during the World Government Summit 2023, BRE and Siemens Energy announced a partnership to build a PV solar farm to supply BRE’s Green Hydrogen and Green Ammonia Project. The Green Hydrogen and Green Ammonia Project is one of the first privately owned company green ammonia projects in the United Arab Emirates, led by BRE, which aims to produce renewable, carbon-free fuel using solar power. This project aims to have a positive impact on the UAE economy by promoting the growth of the renewable energy sector, creating new job opportunities, and reducing the country’s reliance on fossil fuels.

Continue to build relationships with potential customers.

The Company is focused on diversifying its potential customer base over the medium to long-term. Due to Phase I’s strong performance track record to date, and the Company’s reputation and business development efforts, including through inspections from potential users, the Company believes that it has developed strong relationships with several oil traders that could potentially utilize the services of Phase I and II. The familiarity that potential users have gained through their inspections and that oil traders have developed through their experience with the Company’s Phase I and Phase II facility represent a valuable marketing opportunity for the Company. Given the nature of the industry, positive word-of-mouth feedback by these groups can help to establish the Company’s industry reputation and thereby help drive potential customer business in the future. Moreover, by continuing to build upon the Company’s performance track record during Phase II and business developments efforts, the Company is able to expand its base of potential customers for future contracts for oil storage or ancillary services. Similarly, the Modular Refinery and the Green Hydrogen and Green Ammonia Project, once operational, will expand the scope of services that the Company can offer, diversifying the types of industry participants that it can service.

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

Tanks

Phase I has 14 oil storage tanks, which are capable of storing Class I/II/III White Oil (WO) products such as gas oil, naphtha ( all grades), kerosene, gasoline ( all grades), condensate, pygas, raffinate etc and TK-101 – 104 are capable of storing Fuel Oil. Each of the oil storage tanks has been designed to allow fast and efficient cleaning, which permits efficient conversions from storing one product to another. The 14 oil storage tanks are also equipped with the following features:

●	accurate product level measurements: a real-time electronic measuring system that monitors product levels in each oil storage tank;

●	an efficient, high-quality blending system which improves the quality and speed of blends;

●	effective drainage systems leading to lower product contamination risks and allowing for a faster product change process;

●	automated fire-fighting systems: an automated fire system that activates automatically in the event of a fire;

●	a well-designed pipeline connection: a pipeline connection to the Phase I Internal Manifold that allows any oil storage tank to be connected to the stripping systems and to any other oil storage tank or berth in the Port of Fujairah connected to Matrix Manifold 1 or Matrix Manifold 2; and

●	heating services: eight of the oil storage tanks have heating coils installed. Currently, only four of the oil storage tanks are connected to the heating system.

The following table displays the key attributes of the 14 oil storage tanks of Phase I:

Tank No.	Capable of Servicing(1)	Diameter (m) x Height (m)	Blending Capability	Roof Type(2)	Tank Heating Capability	Geometric Capacity (m3)	Max Capacity (m3)
101	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
102	WO/ FO	42 x 30	Yes	AGDR with IFR	Yes	41,563	40,207
103	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
104	WO/ FO	42 x 30	Yes	AGDR with IFR	Yes	41,563	40,207
105	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
106	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
107	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
108	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
109	WO	36 x 30	Yes	AGDR with IFR	No	30,536	29,031
110	WO	36 x 30	Yes	AGDR with IFR	No	30,536	29,031
111	WO	23 x 30	Yes	AGDR	No	12,464	11,850
112	WO	23 x 30	Yes	AGDR	No	12,464	11,850
113	WO	23 x 30	Yes	AGDR with IFR	No	12,464	11,850
114	WO	23 x 30	Yes	AGDR with IFR	No	12,464	11,850
Total Storage Capacity (m3)						399,324	382,400

(1)	All the oil storage tanks are convertible and can be cleaned and converted to service other oil products; “WO” means White Oil ,“GO” means Gas Oil; “FO” means Fuel Oil;

(2)	“AGDR” means Aluminium Geodesic Dome Roof; “AGDR with IFR” means Aluminium Geodesic Dome Roof with Internal Floating Roof.

BPGIC transports oil products from the BPGIC Terminal to the Port of Fujairah’s berths through the use of pumps and four piggable jetty pipelines. The pumps facilitate on-loading operations from the Phase I Internal Manifold by pumping oil products through one or more of the four piggable jetty pipelines to Matrix Manifold 2, and then through the Port of Fujairah’s pipelines, to ships located at berths 8 and 9 or to ships located at berths 2-7 via Matrix Manifold 1. BPGIC has nine pumps that it can use to on-load oil products to Matrix Manifold 2. Four of the pumps are capable of transporting white oil at an individual flow rate of 1,250 m3/hr and at a combined flow rate of 5,000 m3/hr. Three of the pumps are capable of transporting fuel oil at an individual flow rate of 1,500 m3/hr and at a combined flow rate of 4,500 m3/hr. BPGIC also utilizes these pumps to facilitate inter-tank transfers, blending and other transfers throughout the BPGIC Terminal.

The users utilize their ship pumps to transport oil products from the relevant berths in the Port of Fujairah via Matrix Manifold 2 to the Phase I Internal Manifold and following the construction and commencement of operations of Phase II, to the proposed internal manifold that will connect the eight oil storage tanks of Phase II (the “Phase II Internal Manifold”).

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

The Matrix Manifold 2 is also connected to the Port of Fujairah’s Matrix Manifold 1, which is in turn connected to berths 2-7 of the Port of Fujairah, providing users with broad access to the BPGIC Terminal.

Generators

Four electricity generators were installed as part of the construction of Phase I. The generators, manufactured by Cummins Generator Technologies, are diesel-powered and can produce up to 6,000 kWh of power and with the additional two diesel generators of 2000 KVA each, the Company believes will be sufficient to provide for the needs of Phase I, Phase II. As BPGIC’s diesel fuel needs currently vary each month based on the Phase I and II existing Storage Customers’ activity levels, BPGIC entered into an arrangement with a local diesel fuel provider, pursuant to which it can order diesel fuel on a monthly or as-needed basis. At the beginning of each month, the local diesel fuel provider will send BPGIC a quote for the price of diesel fuel, and subject to any potential price negotiation, BPGIC will place orders based on its projected needs for the applicable month.

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

Currently, eight of the Phase I oil storage tanks have heating coils installed, but due to current business needs, only four are connected to the heating system. As the heating needs of Phase I increase, BPGIC plans to connect additional oil storage tanks to the heating system. Each new connection will require BPGIC to establish a new pipeline connection between the supply / return header and the applicable oil storage tank. BPGIC also plans to construct four additional oil storage tanks with heating capacity in connection with Phase II. BPGIC believes that the current heating system will be sufficient to meet the heating needs of the eight oil storage tanks in Phase I that have, and the four oil storage tanks in Phase II that will have, heating capacity.

Customer Ordering Process

BPGIC is committed to providing excellent customer service. BPGIC has allocated a customer service officer (a “CSO”) to its customers and tested an online ordering system which was rolled out in the Third Quarter of 2020, which enables the existing Storage Customers to place storage, heating and blending orders and track order statuses in real-time. As an alternative, customers can also place service orders by submitting their nomination to CSO . When placing orders, customers must provide the relevant order details, including the requested services, oil product specifications and desired timing. Following the submission of a service order, the CSO responsible for reviewing the service order will correspond with the customers, as applicable, , coordinate logistics for discharging operations, including berth reservations through the Port of Fujairah’s reservation system and payment of Port fees on customer’s behalf, and liaise with operational staff to facilitate and process the service order. Upon the completion of the requested services, the CSO will notify the customers of the completion status, coordinate with surveyors to provide any required samples, organize logistics for on-loading operations and send an itemized invoice to the customers, for the services provided. In the future, if and when BPGIC engages with any additional users, BPGIC intends to designate a CSO to each additional user but may also expand the scope of the current CSO’s responsibilities to cover any such additional user.

Capital Expenditure

The expected capital expenditure by BPGIC in connection with the Modular Refinery is minimal.

Key Features and Components

The key proposed features of the Modular Refinery:

●	will be capable of producing IMO 2020 compliant 0.5% sulphur shipping fuel; and

●	modular design will permit future expansion.

Phase II

Scope

Phase II is adjacent to Phase I on the remaining land available under the Phase I & II Land Lease. BPGIC had a soil investigation report completed for the land, which determined that the land was adequate for the purposes of construction and the operation of the facilities. Phase II involved the construction of (i) four crude oil / condensate / gas oil storage tanks with a projected aggregate geometric storage capacity of 0.431 million m3; (ii) four crude/fuel oil/clean petroleum products storage tanks with a projected aggregate geometric storage capacity of 0.171 million m3; (iii) the Phase II Internal Manifold to service only crude oil; and (iv) the associated infrastructure and facilities, including two new crude oil pipelines and four new pumps to carry crude oil between the Phase II Internal Manifold and Matrix Manifold 2. Portions of the infrastructure to support the two new crude oil pipelines and the Phase II Internal Manifold were developed during Phase I. Each of the four crude/fuel oil/clean petroleum products storage tanks is able to store crude, fuel oils and clean petroleum products. BPGIC considered Phase II when developing its plan for Phase I, and constructed infrastructure to accommodate the needs of Phase II, therefore, it was not required to substantially reconfigure its facilities or install additional utility systems in order to construct and operate the proposed facilities.

Capital Expenditure

Phase II construction is completed with a total cost of $185.9 million, which includes the cost of construction, consultancy costs, borrowing costs and other miscellaneous cost.

Key Features and Components

The key features of Phase II include:

●	all eight oil storage tanks are inter-connected via the Phase II Internal Manifold for crude oil operations and Phase I manifold for white oil operations;

●	the pumping and stripping systems of the Phase II Internal Manifold are equipped with fine stripping systems to minimize energy costs and lower loss ratios;

●	the cranes of the Phase II Internal Manifold allow the Company to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	each of the two piggable crude oil jetty pipelines are directly connected between the Phase II Internal Manifold and Matrix Manifold 2, lowering loss ratios and contamination risks;

●	Phase II facility is designed to perform various operations simultaneously, including tank-to-tank transfers, recirculations, blending, loading and discharging, which would permit the Company to service multiple user orders during the same time period; and

●	All the Phase II oil storage tanks permit conversion between crude oil and white oil products, allowing the Company to adjust its services to meet changing market demands.

Tanks

As part of Phase II, BPGIC constructed eight oil storage tanks. The oil storage tanks are equipped with the following features:

●	accurate product level measurements: a real-time electronic measuring system that will monitor product levels in each oil storage tank;

●	effective drainage systems leading to lower product contamination risks and higher cleanliness levels;

●	automated fire-fighting systems that will activate automatically in the event of a fire;

●	a well-designed pipeline connection: a pipeline connection to the Phase II Internal Manifold and a fine stripping system.

The following table displays the key attributes of the eight oil storage tanks of Phase II:

Tank No.	Service	Diameter (m) x Height (m)	Blending Capability	Roof Type(1)	Tank Heating	Geometric Capacity (m3)	Max Capacity (m3)
201	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,756	101,900
202	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,756	101,900
203	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,756	101,900
204	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,756	101,900
205	Crude Oil/Fuel Oil /WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
206	Crude Oil/Fuel Oil/WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
207	Crude Oil/Fuel Oil/WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
208	Crude Oil/Fuel Oil/WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,558	40,600
Total Storage Capacity (m3)						601,261	570,000

(1)	“EFRT” means External Floating Roof Tank; “AGDR/ With CS IFR” means Aluminium Geodesic Dome Roof with Carbon Steel Internal Floating Roof. “WO” means Class I/II/III White Oil products.

Phase II Internal Manifold

As a part of the construction of the Phase II Internal Manifold, the Company installed two piggable jetty pipelines and four bulk loading pumps to transport crude oil from the BPGIC Terminal to the Port of Fujairah’s berths. The infrastructure to support the pipelines was built during Phase I. The four pumps are expected to facilitate on-loading operations from the Phase II Internal Manifold by pumping crude oil through one or more of the two proposed piggable crude oil jetty pipelines to Matrix Manifold 2. Each of the four pumps is expected to be capable of transporting product at a flow rate of 4,000 m3/hr and at a combined flow rate of 16,000 m3/hr. The Company plans to also utilize these pumps to facilitate inter-tank transfer operations.

Similar to the Phase I Internal Manifold, the Phase II Internal Manifold is expected to have general and fine stripping systems.

Blending

Phase II Fuel / WO tanks equipped with state-of-the-art blending capabilities, similar to Phase I, which allows it to achieve high levels of accuracy in meeting customer blending specifications.

The Company plans to blend various grades of products to achieve customer specifications, including to attain specified properties for vapor pressure, viscosity, sulfur content and salt content.

All Phase 2 tanks are also equipped with side entry mixers for efficient BS&W (Basic sediment & water) control during crude oil operations.

In an effort to de-risk the construction of Phase II, BPGIC entered the Phase II EPC Agreement with Audex for the construction of Phase II (including all its component parts and associated infrastructure) on a fixed price lump sum basis. The Phase II EPC Agreement also included a clause for liquidated damages if the contractor fails to complete the work within the schedule in the Phase II EPC Agreement. BPGIC also entered into the Phase II Project Management Agreement with MUC, the same advisor that designed the facilities for the Port of Fujairah and the BPGIC Terminal, so that MUC could manage the construction plan of Phase II. Phase II operations commenced from September 2021.

The description of the Phase II EPC Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.54.]

Proposed Phase III

The Company is in the advanced stages of planning Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. On October 1 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 or a storage capacity of 1,660,000 m3 combined with a refinery with a capacity of 180,000 b/d. On December 5, 2022, BPGIC and BPGIC III signed a land preparation work contract with Audex Fujairah LL FZE for Phase III, for the design and execution of the early preparation works for the Phase III land and for the terminal connectivity.

Green Hydrogen and Green Ammonia Project

The Company is also in the advanced stages of planning the Green Hydrogen and Green Ammonia Project, which aims to produce up to 700,000 MT of green ammonia per annum once fully completed. In 2022, BRE entered into a preliminary land lease agreement, engaged Ernst & Young to provide consulting services and has engaged Thyssenkrupp Uhde to undertake the technical study. In 2023, BRE and Siemens Energy announced a partnership to build a PV solar farm to supply BRE’s Green Hydrogen and Green Ammonia Project. The Green Hydrogen and Green Ammonia Project is one of the first privately owned company green ammonia projects in the United Arab Emirates, led by BRE, which aims to produce renewable, carbon-free fuel using solar power.

Modular Refinery

BPGIC intends to build a Modular Refinery at its Terminal with a capacity of 25,000 barrels per day to produce high-in-demand, IMO 2020 compliant, very low sulphur fuel oil as a step towards environmentally friendly energy transition solutions. The Modular Refinery will capitalize on the access to the Brooge land and storage infrastructure, which are critical advantages for the project. The refinery operation will have no commodity risk exposure due to the tolling fee business model.

Security and Business Resilience

The BPGIC Terminal has a high degree of security. It has security cameras in various strategic locations inside and outside of the terminal. Fire alarm and detection systems are installed in all facilities and oil storage tanks. The terminal has firefighters on-site and conducts a fire drill every three months. The lighting system covers all areas of the facility on a 24-hour, seven day a week basis. The majority of the lights are solar powered and thus , reducing energy costs. The BPGIC Terminal is operational 24 hours a day and is pass-card protected. There are also multiple levels of clearance for employees and contractors.

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

Regulations of the Company

The Company’s operations are subject to various laws, standards and regulations relating to the oil and gas industry. The Company’s operations are extensively regulated by national and local authorities in the UAE, including with respect to labor, health, safety, environment, and licensing requirements. Additional requirements may also be imposed on the Company in connection with new or existing operations, including as a result of different or more stringent interpretation or enforcement of existing laws and regulations or a change in the laws and regulations. These additional requirements may not be anticipated by us. As a consequence, the Company may need to adjust its operations or incur extra costs in order to comply with such requirements. Compliance with any additional environmental requirements may be costly and time-consuming. In addition, violations of any new or existing requirements could result in fines or liabilities; delays in securing, or the inability to secure and maintain, permits, authorizations or licenses necessary for the Company’s business; injunctions; reputational damage; and other negative consequences, which may result in lost revenue and reputational damage.

The Company is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. Non-compliance with environmental regulations could result in fines, additional costs, and suspension or permanent shut down of activities. The Company’s operations are subject to the environmental risks inherent in the oil and gas sector. The Company’s operations are or may become subject to laws and regulations, including applicable international conventions, controlling the discharge of materials into the environment, pollution, contamination and hazardous waste disposal or otherwise relating to the protection of the environment.

Specifically, the Company is subject to environmental laws and regulations in the UAE. Environmental laws and regulations applicable to the Company’s business activities, or which may become applicable, could impose additional liability on the Company for damages, clean-up costs, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of operations. To date, such laws and regulations have not had a material adverse effect on the Company’s operating results, and the Company has not experienced an accident that has exposed it to material liability arising out of or relating to discharges of pollutants into the environment. However, there can be no assurance that such accidents will not occur in the future. Legislative, judicial and regulatory responses to such an incident could increase the Company’s and/or the Company’s clients’ liabilities. In addition to potential increased liabilities, such legislative, judicial or regulatory action could impose financial, insurance or other requirements that may adversely impact the entire oil industry.

The legal frameworks in the UAE for environmental protection are under continual development and, in time, relevant legislative bodies may impose stricter environmental regulations or apply existing regulations more strictly, including regulations regarding discharges into air and water, the handling and disposal of solid and hazardous waste, land use and reclamation and remediation of contamination. Compliance with environmental laws, regulations and standards, where applicable, may require the Company to make additional capital expenditures, such as the installation of extra equipment or operational changes. These costs could have a material adverse effect on the Company’s business, financial position, results of operation and prospects. Any failure to comply with applicable laws and regulations may result in reputational damage to us, administrative and civil penalties, criminal sanctions or the suspension or termination of the Company’s operations. Failure to comply with these statutes and regulations may subject the Company to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on the Company’s financial position, operating results and cash flows. New laws and government regulations or changes to existing laws and government regulations may add to costs, limit the Company’s operations or reduce demand for the Company’s services.

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

The Company has a corporate health and safety program to govern the way it conducts its operations at its facilities. Each of its employees and consultants is required to understand and follow the health and safety plan and have the necessary training for certain tasks performed at the facilities. The Company performs preventive and normal maintenance on all of its oil storage tanks and systems and makes repairs and replacements when necessary or appropriate. The Company also conducts routine and required inspections of such assets in accordance with applicable regulation. Most of the oil storage tanks are equipped with internal floating roofs in accordance with industry requirements to minimize regulated emissions and prevent potentially flammable vapor accumulation. The terminal was engineered in an innovative approach to reduce the terminal waste, achieving one of the lowest waste in the industry, furthermore it has the majority of its lights solar powered, and the soil surrounding the oil storage tanks is capable of resisting oil penetration and has an oil leakage detection system in place, which is intended to minimize the effects of any oil leakage and potential oil pollution. The terminal facilities also have response plans, spill prevention and control plans, and other programs in place to respond to emergencies.

Information Technology and Operating Systems

The BPGIC Terminal’s IT systems, including the IT systems in the Company’s operational control room, are configured to remain in operation, including under abnormal conditions. Appropriate manual backup procedures and automatic processes have been devised to support the terminal’s operations in case of any unexpected system downtime or failure. The terminal’s four physical servers have redundant power supply sources and hard drive in RAID configuration to avoid data loss. The majority of the Company’s IT automation systems have been provided by the ABB Group.

In order to prevent both a disruption of the Company’s operations as well as to safeguard users’ data, automatic and manual data back-up procedures and recovery plans are in place to save and restore data and systems. System data and network device configurations are saved on network drives an offsite copy and external hard-disk drives. Additional recovery copy is saved on a secure cloud drive. The IT operations are maintained on a 24/7 basis, with automatic monitoring of all systems, emergency and standby duties, and third-party support and maintenance agreements in place where needed. The network infrastructure is periodically tested to ensure compliance with applicable security and performance requirements and appropriate tests are performed to ensure system security and performance are not compromised in connection with any updates to the IT infrastructure.

Any system interruptions caused by telecommunications failures, computer viruses, software errors, third party services, cloud computing providers, cyberattack or other attempts to harm our systems can result in the unavailability or slowdown of our IT systems.

In order to ensure a high degree of IT security, the Company has procedures in place to prevent external threats to the IT systems. All files and emails exchanged over the Company’s network are scanned. A web filtering policy in the firewall prevents access to websites with vulnerabilities. Intrusion prevention system is configured on Company’s firewall to monitor and block malicious attempts. A centrally managed anti-virus software with daily reporting of threats and vulnerabilities is installed in all user machines and servers at the BPGIC Terminal. In addition, the network is logically segmented between users, employees and network guests and provides different levels of access to different users.

The Company installed an online ordering system, which will enable users to place storage, heating and blending orders and track order statuses in real-time.

Employees

As of December 31, 2019, the Company employed 16 employees and 47 contractors. As of December 31, 2020, the Company employed 20 employees and 50 contractors where the 50 contractors were engaged under third-party outsourcing contracts and the 20 employees were engaged under individual employment contracts. As of December 31, 2021, the Company employed 24 employees and 64 contractors. As of December 31, 2022, 65 contractors were engaged under third-party outsourcing contracts and 23 employees were engaged under individual employment contracts.

Insurance

The Company’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers — Dubai, an insurance broker. The program covers the Phase I and Phase II facilities and related assets, and the liabilities of the Phase I and Phase II operations and the Company. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. The Company additionally maintains local insurance, including healthcare and other insurance required by the Company’s jurisdiction.

Premiums are allocated based on the insured values, history of claims and type of risk. The Company believes that the amount of coverage provided is comprehensive and appropriate for its business.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business.

C. Organizational structure

Brooge Energy Limited is a holding company with six direct and indirect wholly-owned subsidiaries:

●	Brooge Petroleum and Gas Investment Company FZE, incorporated in 2013 in the Fujairah Free Zone, UAE, to provide oil storage, heating and blending services;

●	BPGIC International (f/k/a Twelve Seas Investment Company), a Cayman Islands exempted company, a former special purpose acquisition company, incorporated in 2017 in the Cayman Islands;

●	Brooge Petroleum and Gas Investment Company Phase III FZE, incorporated in 2020 in the Fujairah Free Zone, UAE to provide oil storage, heating and blending services;

●	BPGIC Phase 3 Limited, an offshore company incorporated in 2020 in Jebel Ali Free Zone Authority;

●	Brooge Petroleum and Gas Investment Company FZE - Branch of Abu Dhabi 1 incorporated in 2018 in the Abu Dhabi, UAE and

●	Brooge Renewable Energy Limited, incorporated in 2021 in the Cayman Islands.

Note Brooge Petroleum and Gas Management Company Limited (BPGMC Limited) was officially dissolved (voluntary winding up) as of December 21, 2022. BPGMC Limited was a company with limited liability registered in Dubai International Financial Centre (DIFC) with commercial license number CL3852. BPGMC Limited was a 100% subsidiary of the Company.

The Company’s current organizational chart is set forth below.

All of the Company’s business is currently conducted through BPGIC and once Phase III and the Green Hydrogen and Green Ammonia Project are ready through BPGIC, BPGIC III and BRE.

D. Property, plant and equipment

The Company has its headquarters in Dubai, United Arab Emirates. The table below summarizes its facilities as of December 31, 2022.

		Gross Area (square		Lease period
Country	Location	meter)	Use	Start	End
UAE	Port of Fujairah	153,916.93	Site of oil storage tanks and administrative building	On or around 3/10/2013	On or around 3/31/2073(1)
UAE	Port of Fujairah	450,074.73	Intended site of additional oil storage tanks and refinery	On or around 2/2/2020	On or around 2/2/2080(2)

(1)	The lease ends on or around 3/11/2073 after giving effect to an automatic 30-year extension after the initial 30 year term ends on or around 3/11/2043.

(2)	The lease ends on or around 2/2/2080 after giving effect to an automatic 30-year extension after the initial 30 year term ends on or around 2/2/2050.

The BPGIC Terminal

BPGIC began development of the BPGIC Terminal after several years of planning and discussions with industry participants. During this time, BPGIC engaged an industry consultant to conduct a market assessment of the oil storage industry in the Port of Fujairah region and to identify and assess business opportunities and strategies. BPGIC also engaged MUC, the same advisor that designed the facilities for the Port of Fujairah, to design the BPGIC Terminal. During the design stage, BPGIC assessed various challenges faced by other oil storage terminals, including preventing oil losses and precisely meeting customer blending requirements, and incorporated solutions to such challenges into the design of the terminal. BPGIC’s aim in developing the BPGIC Terminal was to create a new standard for oil storage tank terminals by designing a terminal that would reduce oil losses and achieve better blending results than existing oil storage tank terminals. As described below, BPGIC designed the BPGIC Terminal with several key features that enable it to provide users with high-accuracy blending services with low oil losses. In addition, due to the relatively long-term period of the Phase I & II Land Lease when compared to similar land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I and Phase II with materials, including pumps, valves and steel structures, that have longer expected life spans than comparable materials utilized by other oil storage terminals. As a result, BPGIC believes Phase I and Phase II will benefit from annual maintenance costs over the period of the Phase I & II Land Lease that are lower than the average for comparable oil storage terminals. As part of Phase II, BPGIC followed a similar approach as that followed in Phase I by investing in high-grade, long-life materials for the construction and development of its facilities.

Location

The BPGIC Terminal is located in the Port of Fujairah in the emirate of Fujairah in the UAE, just outside the Strait of Hormuz. The Port of Fujairah is a gateway between the Indian Ocean and the Arabian Gulf, and is strategically situated in one of the world’s major oil markets for fuel oil, crude oil and refined oil products. In addition to the Port of Fujairah’s close access to major markets in the Middle East, it also serves as an outlet to East Africa and South Asia and serves as a consolidation point for fuel oil outlets and the regional fuel oil markets, reducing the need for ships to cross through the Strait of Hormuz.

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

The Port of Fujairah imposes certain requirements on the companies and oil tankers utilizing its port, including requirements for flow rate capacity and ground soil lining. The current minimum average required flow rates vary based on berth location and vessel and parcel size and range between 460 m3/hr and 3,900 m3/hr for black products and 380 m3/hr to 2463 m3/hr for white products, and although the Port of Fujairah has already increased the flow rate requirements in the past, it is possible that the Port of Fujairah could increase them again in the future. BPGIC is well positioned to satisfy any future increases for minimum required flow rates as the pumps in Phase I and II are capable of transporting gas oil/gasoline at a combined flow rate of 5,000 m3/hr and fuel oil at a combined flow rate of 4,500 m3/hr, which is more than the current minimum average required flow rate and exceeds the combined flow rates of many of the other oil storage terminals that are subject to the Port of Fujairah’s requirements. The Port of Fujairah also requires each oil storage terminal to install impermeable lining throughout its tank farm area and any other area where oil leakage could occur and potentially reach the ground soil. In connection with the construction of Phase I, BPGIC installed the required lining at the Phase I & II Land and is one of only a few oil storage terminals that has been able to satisfy this requirement.

The Port of Fujairah requires oil tankers to use the Port’s reservation system to reserve berths and imposes certain charges on such users, including fees, marine and administrative charges.

Phase I & II Land Lease

On March 10, 2013, BPGIC entered into the Phase I & II Land Lease, as amended by the Novation Agreement dated September 1, 2014. The amended agreement binds BPGIC and FOIZ for a total term of 60 years. The Phase I & II Land has a total area of 153,916.93 m2. BPGIC used this land to build Phase I and Phase II. Upon mutual agreement of the parties, the term of the Phase I & II Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties.

BPGIC began paying rent under the Phase I & II Land Lease in 2014. The rent for 2021 was $2.4 million which increases by 2 percent per annum and in 2022 was $2.45 million. Payments are required to be made in advance (the time period of which is unspecified) in instalments. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The Phase I & II Land Lease required BPGIC to enter into the Port Facilities Agreement, which grants it certain usage and access rights in connection with the Port’s facilities. The initial term of the Port Facilities Agreement, which BPGIC entered into on March 31, 2016, is 25 years and it automatically renews for another 25 years at the end of its initial term. The Port Facilities Agreement requires BPGIC to pay certain fees in connection with the use of the Port of Fujairah’s facilities; however, the existing Commercial Storage Agreements provide that any fees charged by the Port of Fujairah in respect of services provided to the existing Storage Customers, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by the existing Storage Customers, respectively. Currently, the existing Storage Customers deliver any such amounts to be paid to BPGIC, and BPGIC then sends such amounts to the Port. Pursuant to the Port Facilities Agreement, BPGIC is required to pay such amounts and is responsible for such amounts.

BPGIC is required to obtain the FOIZ’s prior permission in order to use the leased premises for any purpose other than in connection with Phase I and Phase II, or the Modular Refinery. The Phase I & II Land Lease contains representations and warranties, dispute resolution and indemnification clauses that are customary for the UAE and the oil storage industry. FOIZ can cancel the agreement if BPGIC fails to make certain required rental payments or fails to perform or meet in any material respect any material term, condition, covenant, agreement or obligation under the agreement.

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

BPGIC Dubai Office

During 2022, the Group acquired corporate office space in Business Bay, Dubai for $2.2 million.

Phase III

Phase III Land Lease

On February 2, 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing facilities. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The agreement provides for an initial 30 year term with an automatic 30 year renewal. Upon mutual agreement of the parties, the term of the Phase III Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties. BPGIC will begin paying rent under the Phase III Land Lease on the earlier of the date that is 18 months from the date of the Phase III Land Lease and the commissioning of the Phase III facility. In 2021, BPGIC entered into an agreement with the FOIZ for an additional one-year rent free period in respect of the Phase III. The initial annual rent is $6,126,800 and rent increases by 2 percent per annum. All amounts in respect of rent for each quarter shall be invoiced by and paid to FOIZ in AED by immediately available funds due net 30 days after receipt of invoice. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The description of the Phase III Land Lease does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit [4.84] and the novation agreement relating thereto, a copy of which is attached hereto and incorporated by reference herein as Exhibit [4.95].

The Company believes the Phase III Land can house additional storage capacity of up to 3,500,000 m3 or a combination of 1,660,000 m3 and a refinery with a capacity of up to 180,000 b/d. A FEED study, a Soil Investigation and the Environmental Impact Assessment (EIA) for Phase III have already been completed and the Company is now developing a new update to include enhanced versions of the designs. Currently, the Company plans to use the Phase III Land to further increase its storage and refinery services capacity.

Scope

The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 or a combination of 1,660,000 m3 and a refinery with a capacity of up to 180,000 b/d. The Company had an initial technical design with different layout options completed for the Phase III Land.

Capital Expenditure

As the Company is in the preconstruction stages of Phase III, it is not possible to reliably estimate the total related capital expenditures. However, the Company anticipates the cost per m3 of Phase III to be approximately equal to the cost per m3 of Phase I and Phase II. As of the date of this Report, the Company has commenced early preparation works in connection with Phase III, in addition to the costs of the completed FEED studies and the preconstruction cost, being the soil investigation and Environmental Impact Assessment activities.

Design

A FEED study for the Phase III Land was completed and the Company is now developing a new update to include enhanced versions of the designs. The FEED study, in parallel with prospective end-user discussions, will enable the Company to determine the optimal layout and product mix. Currently, the Company plans to use Phase III Land to further increase its storage and services and refinery capacity.

Note: Illustrative Phase III plan may vary.

The Company engaged MUC for the FEED process, the same advisor that designed the facilities for the Port of Fujairah, Phase I and Phase II.

Modular Refinery

The Modular Refinery is intended to produce high-in-demand, IMO 2020 compliant, very low sulphur fuel oil as a step towards more environmentally friendly energy transition solutions. The Modular Refinery is to be built and operated by BPGIC on a tolling fee base.

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

The Group’s vision was to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. BPGIC has a 60-year lease of land for its operations located in close proximity to the Port of Fujairah’s berth connection points. The Group developed the BPGIC Terminal’s storage capacity in two phases, Phase I and Phase II, which are already operational, and is working on developing the Phase III and the Green Hydrogen and Green Ammonia Project. Phase I commenced operations in December 2017 and Phase II commenced operations in September 2021.

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

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The following factors can affect the results of our operations:

Customer Charges

Currently, the Group’s monthly revenue is primarily driven by the fixed take or pay storage fees for the period of the contract that it charges Storage Customers to use the Phase I and Phase II storage capacity. This storage revenue is highly dependent on the agreed storage fee with the Customers, the contracted storage percentage of the terminal and the duration of the contracts. The storage fee, which is billed monthly in advance, represents the lease of storage capacity and the service provided to the customer for handling an agreed level of throughput of fuel oil, crude oil and clean products. The Group’s monthly revenue is also impacted by the monthly variable ancillary service fees it charges, which varies each month based on usage of the following ancillary services by the existing Storage Customers: throughput, blending, heating and inter-tank transfers. BPGIC’s monthly revenue ultimately varies based on the existing Storage Customers’ usage of the terminal storage capacity and the level of the ancillary services.

Group’s Cost Structure and Margins

The Group’s cost structure and margins are derived from the Group’s revenues which currently come, and are expected to continue to come, from two types of fees, fees for storage and variable fees for ancillary services. Once the Modular Refinery and the Green Hydrogen and Green Ammonia Project are operational, the Group’s revenues are expected to come from different types of fees, refinery operations fees, green ammonia pricing, fees for storage and variable fees for ancillary services. The mix of these fees affects revenues, operating margins and net income. In particular, the relatively high fixed price nature of the Group’s operations could result in lower profit margins if certain costs were to increase and the Group was not able to offset the increase in costs with sufficient increases in its storage or ancillary service fees or the end users’ utilization of BPGIC’s ancillary services.

The Group’s direct costs, which are comprised principally of employee costs with related benefits and depreciation generally remain stable across broad ranges of activity levels at the terminal and, as discussed above, its storage fee revenues are dependent on terminal utilization, agreed storage fee and the duration of the contracts pursuant to the existing Commercial Storage Agreements. Accordingly, changes in the Group’s operating margins are largely driven by terminal utilization, agreed storage fee and the amount of ancillary services provided and the fees the group earns for such services. During the year ended December 31, 2019, the Group incurred cash expenses of $3.2 million as expenses incurred in connection with Brooge Energy Limited’s listing on NASDAQ. In addition, the Group, in accordance with the requirements of IFRS, has recorded a non-cash expense as listing expenses to the extent of $98.6 million which is the difference between the fair value of the 10.9 million Ordinary Shares (including 1.6 million Ordinary Shares held in escrow) issued to Twelve Seas’ shareholders in the Business Combination and the fair value of the net assets of Twelve Seas acquired at the time of Business Combination which had a significant impact on fiscal year 2019’s profitability. The listing expenses also include the fair value of 21.2 million warrants which were valued at a fair value of $0.8 per warrant amounting to $16.9 million.

During the year ended December 31, 2020, December 31, 2021 and December 31, 2022 there was no impact on account of such listing expenses as there were no combination activities, unlike 2019. With the start of operations of Phase II and once the Phase III and the Green Hydrogen and Green Ammonia Project are operational, our mix of relatively storage revenue and ancillary revenue will also depend on use and service requirements respectively.

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

Phase III & Refinery

The Group is in the early stages of pursuing a major expansion near its existing facilities, which it refers to as Phase III. Phase III alone could be three times the size of the Company’s combined Phase I and II operations. As of the date of this Report, the group has commenced early preparation works for Phase III. The recognized Phase III expenses include land rental which, as per the agreement, is AED 50 per m2 for 450,075 m2 per annum with 2% annual increase.

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

Green Hydrogen and Green Ammonia Project

The Group is in the advanced stages of planning a Green Hydrogen and Green Ammonia Project in the United Arab Emirates, which aims to produce up to 700,000 MT of green ammonia per annum once fully completed. During 2022, BRE entered into a preliminary land lease agreement, engaged Ernst & Young to provide consulting services and has engaged Thyssenkrupp Uhde to undertake the technical study. In Feburary 2023, BRE and Siemens Energy announced a partnership to build a PV solar farm to supply BRE’s Green Hydrogen and Green Ammonia Project. The Green Hydrogen and Green Ammonia Project is one of the first privately owned company green ammonia projects in the United Arab Emirates, led by BRE, which aims to produce renewable, carbon-free fuel using solar power.

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

A. OPERATING RESULTS

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

Storage. We own terminal and storage facilities in the UAE in the emirate of Fujairah, initially Phase 1 with 399,324 m3 storage capacity for storage of clean oil and fuel oil and subsequently Phase II expanding the BPGIC Terminal to a total capacity of approximately 1,000,000 m3 with the capability to store crude oil too. Phase III is projected to have a storage capacity of approximately 3,500,000 m3.

Ancillary Services. Ancillary services are further classified into four sub streams, Throughput, Blending & Circulation, Heating, and Intertank Transfer. The Company began offering ancillary services in April 2018 after initial tests of the facility had been satisfactorily completed.

BPGIC charges the existing Storage Customers variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the existing Commercial Storage Agreements, the Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month the existing Storage Customers are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. The Storage Customers are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products entering and exiting the BPGIC Terminal. As existing Storage Customers utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths.

●	Blending & Circulation Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per hour. The existing Storage Customers are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

●	Heating Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per hour. The revenue BPGIC generates from such service fees varies based upon the activity levels.

●	Inter-Tank Transfer Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

Summary Financial Results

	2018	2019	2020
in $	(Restated)	(Restated)	(Restated)	2021	2022
Revenue - Storage	5,694,418	13,397,209	23,754,376	37,467,396	77,577,633
Revenue - Ancillaries	269,836	1,193,181	1,877,913	2,612,341	1,923,747
Revenue - Miscellaneous (Port)	423,094	1,294,829	1,558,887	1,681,878	2,039,396
TOTAL REVENUE	6,387,348	15,885,219	27,191,176	41,761,615	81,540,776
Direct costs	(10,100,234)	(11,497,239)	(12,708,386)	(14,984,022)	(24,691,442)
GROSS PROFIT(LOSS)	(3,712,886)	4,387,980	14,482,790	26,777,593	56,849,334
Listing Expenses	-	(101,773,877)	-	-	-
General and administrative expenses	(1,824,380)	(2,470,425)	(6,664,303)	(7,422,870)	(15,652,819)
Finance costs	(6,951,923)	(5,782,430)	(8,335,269)	(6,810,718)	(25,417,989)
Change in estimated fair value of derivative warrant liabilities	-	1,273,740	2,547,622	1,486,023	7,430,035
Changes in fair value of derivative financial instruments	(1,190,073)	(328,176)	(340,504)	5,422,917	3,840,379
Other Income	8,554	4,188	828,332	6,237,620	180,345
PROFIT(LOSS) FOR THE PERIOD	(13,670,708)	(104,689,000)	2,518,668	25,690,565	27,229,285
PROFIT(LOSS) % to Revenue	-214%	-659%	9%	62%	33%

With the commencement of the Fujairah Terminal Phase 1 operations in December 2017 with a storage capacity of approximately 400,000 cbm, the 2018 year was the first full year of Phase 1 terminal operations. During 2018, the Company reported revenue of $6.4 million and a net loss of $13.7 million for the 2018 year.

As a consequence of the accounting for the Business Combination in 2019, the Company reported a gross profit of $4.4 million and a net loss of $104.7 million. This is primarily attributable to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the cash consideration received from Twelve Seas as a part of the Business Combination. This is in addition to the $3.2 million actual expenses incurred in connection with the Company’s listing on NASDAQ in 2019.

If that one-time expense were disregarded, the Company would have made a net loss of $2.9 million in 2019, based on which our management has concluded a decrease in net loss by $10.8 million, in comparison with 2018 due to higher utilization of the Phase 1 capacity during 2019.

In 2020 there was a net profit of $2.5 million as against a net loss of $104.7 million in 2019, as there was a business combination exercise in 2019 resulting in a one-time extraordinary non-cash expense of $98.6 million, being the difference between the fair value of Ordinary Shares and warrants issued over cash consideration received as part of that Business Combination. If you disregard this 2019 one-time expense, then profit increased by $5.4 million in 2020 compared to 2019.

In 2021, the Company reported a net profit of $25.7 million as compared to $2.5 million in 2020. The Company’s gross profit also increased to $26.8 million in 2021 from $14.5 million in 2020 mainly due to around 50% increase in the average annual storage fee and the commencement of Phase II operations from September 2021 which also led to an increase in direct costs attributable to cost of operations.

In 2022, the Company reported total revenue of $81.5 million, a significant increase of 95% from 2021. This increase is primarily attributable to Fujairah terminal storage capacity of Phase 1 & 2 being operational during the year which also resulted in the increase in 2022 direct costs of $24.7 million, a 65% increase from 2021. There was also an increase in general and administrative expenses from $7.4 million in 2021 to $15.7 million in 2022 primarily due to legal and professional fees, sales and marketing expenses. Finance costs also increased from $6.8 million in 2021 to $25.4 million in 2022 but this was primarily due to $15.9 million finance cost being capitalized in 2021 as Phase II was still under construction and in 2022 there was no capitalization as Phase 2 construction was complete. Also, in 2022, there was a one-off payment of $3.7 million paid to Bondholders related to a waiver of Bond financial covenants. The resulting 2022 profit was $27.2 million, a 6% increase from 2021.

Revenue

	2018	2019	2020
in $	(Restated)	(Restated)	(Restated)	2021	2022
Revenue - Storage	5,694,418	13,397,209	23,754,376	37,467,396	77,577,633
Revenue - Ancillaries	269,836	1,193,181	1,877,913	2,612,341	1,923,747
Revenue - Miscellaneous (Port)	423,094	1,294,829	1,558,887	1,681,878	2,039,396
TOTAL REVENUE	6,387,348	15,885,219	27,191,176	41,761,615	81,540,776

Year ended December 31, 2018 Compared to Year ended December 31, 2019

During the year 2019, there was an increase in revenues of $9.5 million to $15.9 million in 2019 from $6.4 million in 2018 due to increased use of the storage capacity and higher average storage rates for the year 2019. In 2018, the Group recognised revenue from seven customers consisting of major oil producers and traders in the region which represented $5.7 million in storage revenues. The Group did not have direct contracts with any of them, whereas in 2019, the Group recognised revenue from eight customers which represented $13.4 million in storage revenues and had two direct customers.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

During the year 2020, there was an increase in revenues of $11.3 million to $27.2 million in 2020 from $15.9 million in 2019 due to significantly higher storage rates. In 2019, the Group had 8 customers consisting of major oil producers and traders in the region which represented $13.4 million in storage revenues and the Group recognised revenue from eight customers with two direct customers, whereas in 2020, the Group recognised revenue from nine customers which represented $23.8 million in storage revenues and had four direct customers.

Year ended December 31, 2020 Compared to Year ended December 31, 2021

During the year 2021, there was an increase in revenues of $14.6 million to $41.8 million, up from $27.2 million in 2020. This revenue increase was due to higher average storage rates and Phase II operations commencing in September 2021 at 50% capacity till December 2021. In 2020, the Group recognised revenue from nine customers consisting of major oil producers and traders in the region which represented $23.8 million in storage revenues and the Group with four direct customers. Whereas in 2021, the Group recognised revenue from eleven customers which represented $37.5 million in storage revenues, and all were direct customers except for one.

Year ended December 31, 2021 Compared to Year ended December 31, 2022

During the year 2022, there was an increase in revenues of $39.8 million to $81.5 million, up from $41.8 million in 2021 primarily due to the availability of Phase II storage capacity and operations for a full year with higher storage rates. In 2021, the Group had eleven customers consisting of major oil producers and traders in the region which represented $37.5 million in storage revenues with all direct customers except for one. Whereas in 2022, the Group had fourteen customers which represented $77.6 million in storage revenues and all were direct customers.

Direct Costs

The consolidated entities direct costs pertain only to BPGIC because there is no revenue generated at the Brooge Energy Limited level. Direct costs are comprised principally of employee costs and related benefits, depreciation and, to a lesser extent, insurance, and certain other miscellaneous operating costs.

Employee costs and related benefits consist of compensation to employees who provide customer support and services and external contractor costs.

Depreciation expenses consist of depreciation on Phase I’s and Phase II’s oil storage tanks, administrative buildings, and installations. The Company depreciates these assets using the straight-line depreciation method assuming an average useful life of 50 years for the tanks and 20 to 25 years for the buildings and installations.

	2018	2019	2020
Direct Costs $ for	(Restated)	(Restated)	(Restated)	2021	2022
Depreciation PPE	5,763,150	5,785,745	5,800,007	6,806,198	12,615,658
Employees	2,808,702	3,074,727	3,482,431	3,891,969	4,232,980
Reimbursable Port Charges	423,094	1,294,829	1,558,887	1,681,878	2,039,396
Spare Parts & Consumables	592,471	788,792	657,917	938,386	1,460,979
Insurance	377,053	323,702	397,976	782,357	955,977
Maintenance	-	-	-	332,658	2,741,780
Other	135,764	229,444	811,168	550,576	644,672
Total Direct Costs	10,100,234	11,497,239	12,708,386	14,984,022	24,691,442

Year ended December 31, 2018 Compared to Year ended December 31, 2019

There was an increase of total direct costs by $1.4 million from $10.1 million in 2018 to $11.5 million in 2019, representing a 14% increase over the previous year 2018. The major reasons for the increase are:

1.	$0.9 million increase in reimbursable port charges due to increased utilization of the Phase 1 terminal storage facility in 2019 compared to 2018.

2.	$0.3 million increase in employee cost & benefits.

3.	$0.2 million increase in spare parts & consumables due to second year of operations.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

There was an increase of total direct costs by $1.2 million from $11.5 million in 2019 to $12.7 million in 2020, representing an increase of 11% over the previous year 2019. The major reasons for the increase are:

1.	$0.6 million increase in other expenses is mainly attributable to a charge of $0.6 million being charged by FOIZ for the first time for Fujairah emergency services based on BPGIC’s operating terminal capacity compared to all the Fujairah terminals of which a share is attributed to BPGIC.

2.	$0.4 million increase in employee cost & benefits is mainly due to an increase in the cost of outsourced staff at the Fujairah plant in 2020 when compared to 2019.

Year ended December 31, 2020 Compared to Year ended December 31, 2021

There was an increase of total direct costs by $2.3 million from $12.7 million in 2020 to $15.0 million in 2021, representing an increase of 18% in comparison to 2020. The major reasons for the increase are:

1.	$1.0 million increase in depreciation is mainly attributable to the depreciation of Phase II for the period of two months, Phase II was capitalized in November 2021 when the storage capacity was fully operational.

2.	$0.4 million increase in employee cost & benefits is mainly due to an increase in the cost of outsourced staff at the Fujairah plant in 2021. Phase II operations commenced in September 2021 which required additional staff in comparison to 2020.

3.	$0.4 million increase in insurance due to Phase II insurance from September 2021.

4.	$0.3 million increase in spares and consumables due to commencement of Phase II operations.

 Year ended December 31, 2021 Compared to Year ended December 31, 2022

There was an increase of total direct costs by $9.7 million from $15.0 million in 2021 to $24.7 million in 2022, representing an increase of 65% in comparison to 2021. The major reasons for the increase are:

1.	$5.8 million increase in plant, property and equipment depreciation primarily attributable to the depreciation of Phase II for the full year of 2022 as Phase II was capitalized in November 2021 when the storage capacity was fully operational.

2.	$2.4 million increase in maintenance costs primarily due to a payment of $1.9 million to the Port of Fujairah for Piperack 3 concession fees.

3.	$0.5 million increase in spares parts and consumables due to Phase II operations which commenced in September 2021.

4.	$0.4 million in reimbursable Port charges due to increased use of the terminal with Phase II operational during the 2022 year.

5.	$0.3 million increase in employee cost & benefits is mainly due to the cost of outsourced staff at the Fujairah plant in 2022 as Phase II operations commenced in September 2021 which required additional number of staff.

Gross Profit

Year ended December 31, 2018 Compared to Year ended December 31, 2019

The Company’s gross profit increased to $4.4 million in 2019 from a gross loss of $3.7 million in 2018 mainly due to increased utilization of terminal’s storage capacity with higher storage rates.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

The Company’s gross profit increased to $14.5 million in 2020 from $4.4 million in 2019 and this is mainly due to significantly higher storage rates.

Year ended December 31, 2020 Compared to Year ended December 31, 2021

The Company’s gross profit increased to $26.8 million in 2021, up from $14.5 million in 2020. This was mainly due to the commencement of Phase II operations in September 2021 and higher average storage rates.

Year ended December 31, 2021 Compared to Year ended December 31, 2022

The Company’s gross profit increased to $56.8 million in 2022, up from $26.8 million in 2021. This was mainly due to the availability of Phase II storage and operations for the 2022 year and higher average storage rates also contributed.

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

As per IFRS 2, the Ordinary Shares distributed at the time of Business Combination are valued at the fair value which was $10.49 as on December 19, 2019 and the fair value of the warrants is calculated at $0.80 per warrant. The difference between the fair value of the Ordinary Shares and warrants issued and the fair value of the net assets received amounting $98.62 million have been recognized as a listing expense. This is the primary reason for the substantial increase in indirect expenses which resulted in a net loss of $104.7 million in 2019.

There was no listing expense during 2020 as it was a one-time expense accounted due to Business Combination that occurred in 2019.

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

	2018	2019	2020
General & Administrative Expenses $	(Restated)	(Restated)	(Restated)	2021	2022
Employee costs	1,210,102	1,473,335	2,014,858	2,486,933	3,292,361
Legal and Professional	177,298	549,702	2,594,801	2,877,264	7,383,335
Sales & Marketing	114,682	70,877	211,383	60,389	3,026,399
Insurance	-	-	639,345	937,329	949,784
Rent	22,325	10,346	177,850	112,306	166,894
Office Expenses	106,943	248,752	270,259	393,187	409,544
Board Fees and Expenses	-	-	354,169	518,278	356,493
Travelling Expenses	5,667	42,871	154,336	15,035	67,464
Repairs and Maintenance	75,985	74,542	247,302	22,149	545
Other Expenses	111,378	-	-	-	-
Total G&A Expenses	1,824,380	2,470,425	6,664,303	7,422,870	15,652,819

Year ended December 31, 2018 Compared to Year ended December 31, 2019

General and administrative expenses increased by $0.6 million or 35% from $1.8 million in 2018 to $2.5 million in 2019. The major reasons for this increase are:

1.	$0.4 million increase in legal and professional expenses primarily related to pursuing the listing of the Company on the NASDAQ Stock Exchange in December 2019.

2.	$0.3 million increase in salaries due to the addition of new staff in mid-2019.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

General and administrative expenses increased by $4.2 million or 170% from $2.5 million in 2019 to $6.7 million in 2020. The major reasons for this increase are:

1.	$2.0 million increase in legal and professional expenses, which were for a partial period in 2019 as compared to a full year in 2020 as listed company on NASDAQ. This also includes an increase in audit charges during 2020 when compared to 2019.

2.	$0.6 million increase in insurance as during the year 2020, the Company opted for new insurance cover of the Directors and Officers of the Company in 2020.

3.	$0.5 million increase in salaries due to addition of new staff towards in mid-2019.

4.	$0.4 million increase in board fees and expenses due to remuneration paid to the board members which was not there in 2019.

5.	$0.2 million increase in rent as in April 2020 as the Company leased an office for a period of one year with a rent of $0.2 million annually.

Year ended December 31, 2020 Compared to Year ended December 31, 2021

General and administrative expenses increased by $0.8 million or 11% from $6.7 million in 2020 to $7.4 million in 2021. The major reasons for this increase are:

1.	$0.5 million increase in salaries mainly due to new hiring’s during the year and full-year expense of previous joiners in 2020.

2.	$0.3 million increase in legal and professional fees is primarily due to additional transactions with lawyers relating to filings with the SEC and other related services.

3.	$0.3 million increase due to insurance expenses primarily due to the additional insurance policies for new directors in 2021 and an increase in the Director’s and Officers’ liability insurance.

4.	Partially offset by reductions in sales and marketing of $0.2 million, repairs and maintenance of $0.2 million and travel expenses of $0.1 million.

Year ended December 31, 2021 Compared to Year ended December 31, 2022

General and administrative expenses increased by $8.2 million or 111% from $7.4 million in 2021 to $15.7 million in 2022. The major reasons for this increase are:

1.	$4.5 million increase in legal and professional fees primarily due to legal and auditor costs associated with the SEC examination.

2.	$3.0 million increase in sales and marketing expenses related to obtaining new storage customers for the terminal.

3.	$0.8 million increase in salaries mainly due to new hiring’s during the year and full-year expense of previous joiners in 2021.

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

	2018	2019	2020
Finance Cost $ for	(Restated)	(Restated)	(Restated)	2021	2022
Interest expense on term loans	5,559,195	4,002,772	5,467,250	4,966,876	22,177,769
Interest on lease liability	1,387,612	1,412,796	2,041,006	1,685,010	3,043,214
Early Settlement changes	-	-	706,643	-	-
Asset retirement obligation - accretion expenses	-	-	79,555	28,252	65,859
Bank Charges	5,116	314,967	11,696	89,587	119,347
Exchange loss	-	51,895	29,119	40,993	11,800
Total Finance Cost	6,951,923	5,782,430	8,335,269	6,810,718	25,417,989

Year ended December 31, 2018 Compared to Year ended December 31, 2019

During the year 2019, there was a decrease in finance cost by 17% in 2019 as compared to 2018 from $7.0 million in 2018 to $5.8 million in 2019. This was primarily due to a $1.6 million decrease in interest expense on term loans which was partially offset by $0.3 million increase in bank charges.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

During the year 2020, there was an increase in finance cost by 44% in 2020 as compared to 2019 from $5.8 million in 2019 to $8.3 million in 2020. The main reasons for the increase in finance cost are:

1.	$1.5 million increase in interest expense on term loans due to interest for the year 2020 on the new $200 million Bond Financing Facility which was not there in 2019.

2.	$0.7 million increase due to the early settlement of the Phase 1 loan.

3.	$0.6 million increase in interest on lease liability on account of Phase III land lease recognised as per IFRS 16 for one month in December 2020 based on the lease commencement date assessed by management. As per the Phase III Land Lease, there is a rental free period for the first 18 months until July 2021, which was subsequently extended to August 2022. However, as per IFRS 16, land lease interest and depreciation had to be accounted for one month of December 2020 even though the rental free period had not expired and there was no actual outflow of cash towards lease rentals.

Year ended December 31, 2020 Compared to Year ended December 31, 2021

During the year 2021, there was a 18% decrease in finance costs to $6.8 million, down from $8.3 million in 2020. The main reasons for the decrease in finance cost is lower interest expense on term loans and lease liability and no settlement fees in 2021.

Year ended December 31, 2021 Compared to Year ended December 31, 2022

During the year 2022, there was an increase in finance cost by 273% in 2022 as compared to 2021 from $6.8 million in 2021 to $25.4 million in 2022. The main reasons for the increase in finance cost are:

1.	$17.2 million increase in interest expense on term loans primarily due to $15.9 million of finance cost being capitalized during construction of Phase 2 in 2021 and there was a one-off payment of $ 3.7 million paid to Bond holders related to the waiver of Bond financial covenants.

2.	$1.4 million increase in interest on lease liability due to Phase III Land Lease rental payment commencing post completion of rental free period up until August 2022.

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

Year ended December 31, 2020 Compared to Year ended December 31, 2021

The gain of $1.5 million results from the change in fair value of warrants issued by the Company on December 20, 2019. The fair value of the warrants on December 31, 2020 was $0.62, which is further decreased on December 31, 2021 to $0.55, which resulted in a gain of $1.5 million on 21,228,900 warrants.

Year ended December 31, 2021 Compared to Year ended December 31, 2022

The gain of $7.4 million results from the change in the fair value of warrants issued by the Company on December 20, 2019. The fair value of the warrants on December 31, 2021 was $0.55, which is further decreased on December 31, 2022 to $0.20, which resulted in a gain of $7.4 million on 21,228,900 warrants.

Net Profit (Loss)

Year ended December 31, 2018 Compared to Year ended December 31, 2019fair value of warrants issued by the Company on December 20, 2019. The fair value of the

During the year 2019, the Company generated a net loss of $104.7 million, as against net loss of $13.7 million in 2018. The loss in 2019 was primarily due to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the cash consideration received from Twelve Seas as a part of the Business Combination.

Year ended December 31, 2019 Compared to Year ended December 31, 2020

During the year 2020, the Company generated net profit of $2.5 million, as against net loss of $104.7 million in 2019. As explained above, the loss in 2019 was primarily due to a non-cash expense of $98.6 million being the difference between the fair value of Ordinary Shares issued to Twelve Seas’ shareholders in the Business Combination plus fair value of warrants and the cash consideration received from Twelve Seas as a part of the Business Combination.

Year ended December 31, 2020 Compared to Year ended December 31, 2021

During the year 2021, the Company generated a net profit of $25.7 million, as compared to a net profit of $2.5 million in 2020.

Year ended December 31, 2021 Compared to Year ended December 31, 2022

During the year 2022, the Company generated a net profit of $27.2 million, as compared to a net profit of $25.7 million in 2021.

Non-IFRS Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation, listing expenses and net change in the value of derivative financial instruments and derivative warrant liabilities. In addition to non-cash items, we have selected items for adjustment to EBITDA which management feels decreases the comparability of our results among periods. These items are identified as those which are generally outside of the results of day-to-day operations of the business. Except for listing expenses, these items are not considered non-recurring, infrequent or unusual, but do erode comparability among periods in which they occur with periods in which they do not occur or occur to a greater or lesser degree.

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

Discussion and Reconciliation

The Company’s Adjusted EBITDA increased by $7.5 million in 2019 when compared to 2018 from $0.2 million (4% of revenue) for the year ended December 31, 2018 to $7.7 million (49% of revenue) for the year ended December 31, 2019. The main reason for the increase of Adjusted EBITDA in 2019 was the net increase in revenue of $9.5 million in 2019 due to increased utilization of the Phase 1 storage facility at higher storage rates.

The Company’s Adjusted EBITDA increased by $6.7 million in 2020 when compared to 2019 from $7.7 million (49% of revenue) for the year ended December 31, 2019 to $14.4 million (53% of revenue) for the year ended December 31, 2020. The main reasons for the increase in Adjusted EBITDA in 2020 are:

1.	There was a net increase in revenue of $11.3 million in 2020 due primarily to higher storage rates.

2.	Also, as explained in direct costs and general and administrative sections above, there is an increase of total direct costs by $1.2 million from $10.1 million in 2019 to $11.5 million in 2020 which is around 11% over the previous year 2019. Also, general and administrative expenses increased by 170% or $4.2 million from $2.5 million in 2019 to $6.7 million in 2020.

3.	This increase in revenue by $11.3 million and increase in expenses by $5.4 million contributed to the increase in Adjusted EBITDA.

The Company’s Adjusted EBITDA increased by $18.0 million in 2021 when compared to 2020 from $14.4 million (53% of revenue) for the year ended December 31, 2020 to $32.4 million (78% of revenue) for the year ended December 31, 2021. The main reasons for increase of Adjusted EBITDA in 2021 are:

1.	There was a net increase in revenue of $14.6 million in 2021 due primarily to higher storage rates and the commencement of operations of Phase II in September 2021.

2.	Also, as explained in direct costs and general and administrative sections above, there is an increase of total direct costs by $2.3 million from $12.7 million in 2020 to $15.0 million in 2021, which is around 18% over the previous year 2020. Also, general and administrative expenses increased by 11% or $0.8 million from $6.7 million in 2020 to $7.4 million in 2021.

3.	This increase in revenue by $14.6 million and increase in expenses by $3.1 million contributed to the increase in Adjusted EBITDA.

The Company’s Adjusted EBITDA increased by $21.6 million in 2022 when compared to 2021 from $32.4 million (78% of revenue) for the year ended December 31, 2021 to $54.0 million (66% of revenue) for the year ended December 31, 2022. The main reasons for increase of Adjusted EBITDA in 2022 are:

1.	There was a net increase in revenue of $39.8 million in 2022 due primarily to higher storage rates and the full year of Phase II operations.

2.	Also, as explained in direct costs and general and administrative sections above, there is an increase of total direct costs by $9.7 million from $15.0 million in 2021 to $24.7 million in 2022, a 65% over the previous year 2021 attributed to the increased costs associated with Phase II being operational for a full year. Also, general and administrative expenses increased by 111% or $8.2 million from $7.4 million in 2021 to $15.7 million in 2022.

3.	This increase in revenue by $39.8 million and increase in expenses by $17.9 million contributed to the increase in Adjusted EBITDA.

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

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable IFRS financial measure for the indicated periods:

	2018	2019	2020
$	(Restated)	(Restated)	(Restated)	2021	2022
Profit (loss) for the year/ period	(13,670,708)	(104,689,000)	2,518,668	25,690,565	27,229,285
Adjustments for:
Depreciation charge	5,763,150	5,785,745	5,800,007	6,806,198	12,615,658
Finance costs	6,951,923	5,782,430	8,335,269	6,810,718	25,417,989
Listing Expenses	-	101,773,877	-	-	-
Net changes in estimated fair value of derivative warrant liabilities	-	(1,273,740)	(2,547,622)	(1,486,023)	(7,430,035)
Net changes in fair value of derivative financial instruments	1,190,073	328,176	340,504	(5,422,917)	(3,840,379)
Total Adjustments	13,905,146	112,396,488	11,928,158	6,707,976	26,763,233
Adjusted EBITDA	234,438	7,707,488	14,446,826	32,398,541	53,992,518
Revenues	6,387,348	15,885,219	27,191,176	41,761,615	81,540,776
Adjusted EBITDA % of Revenues	4%	49%	53%	78%	66%

Inflation

Inflation in the UAE has not materially affected our results of operations in recent years. Although we have not been affected by inflation in the past, we may be affected if any of the countries in which we do business now, or in the future, experience high rates of inflation.

B. LIQUIDITY AND CAPITAL RESOURCES

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

On December 31, 2018 the Company had cash and cash equivalents of $37 thousand and on December 31, 2019 the Company had cash and cash equivalents of $19.8 million.

On December 31, 2020 the Company had cash and cash equivalents of $39.4 million and on December 31, 2021 the Company had cash and cash equivalents of $7.4 million.

On December 31, 2022 the Company had cash and cash equivalents of $8.3 million.

During the year 2020, the Company received proceeds of $187 million (net of issuance discount and arranger fees) in connection with the Bond Financing Facility. The Company used an aggregate of $87.1 million to repay in full outstanding amounts owed on the Phase I Financing Facility, Phase I Admin Building Facility (including the hedging facility), $85.00 million allocated for Phase II construction in construction funding account, $1.50 million to repay a promissory note to Early Bird Capital, $8.5 million to fund the Liquidity Account and the remaining balance was used for general corporate purposes.

During the year 2021, the Company obtained a new term loan facility from a commercial bank in the UAE amounting to $2.4 million to partially finance the purchase of corporate office for the Company in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement.

As of December 31, 2022, the Company have a Bond Financing Facility for an aggregate $171.3 million and a Term Loan for $2.2 million.

Cash Flows for the Years Ended

The following table summarizes our cash flows provided by (used in) operating, investing, and financing activities in $.

	2018	2019	2020
	(Restated)	(Restated)	(Restated)	2021	2022
Operating Activities	27,799,970	98,565,946	(17,187,084)	29,210,832	44,152,386
Investing Activities	(8,192,537)	(93,283,096)	(75,518,059)	(41,393,422)	(25,429,091)
Financing Activities	(19,572,355)	14,510,570	93,864,342	(7,355,064)	(19,234,686)
Net Increase (Decrease) in Cash	35,078	19,793,420	1,159,199	(19,537,654)	(511,391)

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2019 was $98.6 million compared to net cash from operating activities of $27.8 million for the year ended December 31, 2018. This increase is attributed to the restatement adjustment and also due to the higher revenue generated by operations.

Net cash used in operating activities for the year ended December 31, 2020 was $17.2 million compared to net cash provided by operating activities of $98.6 million for the year ended December 31, 2019. There was a net loss reported for $104.7 million in 2019, this was primarily due to a listing expense of $101.8 million which includes non-cash listing expense of $98.6 million.

Net cash used in operating activities for the year ended December 31, 2020 was $17.2 million, which is primarily due to the Company adopting the practice of utilizing the proceeds from the Bond Financing Facility to settle maximum of outstanding payables in addition to utilizing current year revenue proceeds.

Net cash generated from operating activities for the year ended December 31, 2021 was $29.2 million, which is primarily due to an increase in revenues to $ 41.8 million in 2021.

Net cash generated from operating activities for the year ended December 31, 2022 was $44.2 million, a $14.9 million increase compared to 2021 which is primarily due to an increase in non cash flow items and working capital adjustments.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 pertains to costs incurred on the Phase II facility construction for which additions to plant, property and equipment were made of $8.2 million.

Net cash used in investing activities for the year ended December 31, 2019 was $93.3 million for an advance of $21.7 million and $71.6 million for plant, property and equipment purchases related to Phase II facility construction.

Net cash used in investing activities for the year ended December 31, 2020 was $75.5 million pertaining to the construction of the Phase II facility. During 2020, $26.9 million was also paid into the restricted bank account as per the bond terms.

Net cash used in investing activities for the year ended December 31, 2021 was $41.4 million pertaining to construction of the Phase II facility and $8.6 million was incurred in capitalization of Phase III land lease costs as per IFRS 16. $12.5 million was also transferred from the restricted bank account as per the bond terms.

Net cash used in investing activities for the year ended December 31, 2022 was $25.4 million mainly pertaining to enhancements of the Phase II facility and $8.3 million pertaining to Phase III. In addition, $2.8 million was capitalized for the Dubai office building.

Financing Activities

Net cash generated by financing activities for the year ended December 31, 2019 was $14.5 million as compared to net cash use of $19.6 million for the year ended December 31, 2018. This cash generation was primarily related to the movements in the shareholder account.

Net cash generated by financing activities for the year ended December 31, 2020 was $93.9 million as compared to $14.5 million for the year ended December 31, 2019. In 2019 the proceeds were on account of the Business Combination, however, in 2020, the Company entered into the Bond Financing Facility wherein the Company received net proceeds of $187.0 million, which were used to settle Phase 1 loans to the extent of $88.7 million, with approximately $4.4 million going towards interest and derivatives, resulting in net cash provided by financing activities of $93.9 million.

Net cash used in financing activities for the year ended December 31, 2021 was $7.4 million as compared to net cash generated of $93.9 million for the year ended December 31, 2020. In 2020 the proceeds were on account of the Bonds Financing Facility, however, in 2021, the Company made the interest payment and principal payment for the Bond Financing Facility for a full year as per the Bond terms.

Net cash used in financing activities for the year ended December 31, 2022 was $19.2 million as compared to $7.4 million for the year ended December 31, 2021. This use of cash was primarily for the interest of the Bond Financing Facility and the payment of lease liability.

Working Capital

As of December 31, 2018, the Company had negative working capital of $138.3 million, compared to negative working capital of $131.8 million as of December 31, 2019 compared to negative working capital of $73.9 million as of December 31, 2020, compared to negative working capital of $283.3 million as of December 31, 2021 and compared to negative working capital of $265.4 million as of December 31, 2022.

As of December 31, 2022, the Company had cash and cash equivalents of $8.3 million. Management forecasts that the Company’s existing cash balance, as well as cash generated from the Company’s ongoing operations, will provide sufficient liquidity for the Company to continue operations for the foreseeable future.

Capital Expenditures

In 2019, the Company incurred capital expenditures of $45.5 million ($1.2 million in 2018) including an advance paid to Audex, the Phase II contractor, primarily in connection with construction of the Phase II facility. These expenditures were financed by cash from operations and cash injected by the shareholders.

In 2020, the Company’s net expenditure towards capital expenses amounted to $37.0 million ($45.5 million in 2019) towards the Phase II construction.

During the year 2021, the Company’s incurred net expenditure towards capital expenses amounted to $22.2 million ($37.0 million in 2020).

During the year 2022, the Company’s incurred net expenditure towards capital expenses amounted to $21.2 million ($22.2 million in 2021).

Our anticipated additional capital expenditures during 2023 is approximately $53.5 million, which we expect to fund primarily through operations and/or financing arrangements. These planned capital expenditures will consist primarily of expenditures related to the interconnectivity project and enhancement of the Phase I and II facility and early preparation works for Phase III.

Debt Sources of Liquidity

			Dec-20
Current ($)	Terms	Maturity	(Restated)	Dec-21	Dec-22
Bond Financing Facility	8.5% per annum	On demand	7,000,000	182,781,617	171,343,445
Term Loan	3 months EIBOR + 4% (min. 6.5% per annum)	On demand	-	-	396,134

Non-Current ($)
Bond Financing Facility	8.5% per annum	Sep-25	180,014,715	-	-
Term Loan	3 months EIBOR + 4% (min. 6.5% per annum)	2028	-	-	1,782,603

Total Loan as on			187,014,715	182,781,617	173,522,182

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

The financial covenants stipulated by the Bond Financing Facility documents are as follows:

(i)	Minimum Liquidity of $8,500,000 in the Liquidity Account at BPGIC FZE level.

(ii)	Leverage Ratio: Not to exceed: (A) 3.5x at 31 December 2022 (for the 12-month period from and including 1 January 2022 to 31 December 2022 and so that no testing shall be made thereof until 31 December 2022); and (B) 3.0x anytime thereafter at BPGIC FZE level.

(iii)	Positive Working Capital except for the period from 31 December 2021 to and including 30 December 2022 and during which period no such requirement shall apply.at BPGIC FZE level.

(iv)	Minimum Equity Ratio of 25% at Group level.

As of December 31, 2021, the Group was in technical breach with leverage ratio and working capital financial covenant requirements. Even though the lender did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the bond holders, the group has classified the respective bonds as a current liability for December 31. 2021.

In April 2022, the Group entered into an agreement with its lender to waive off the requirement to comply with leverage ratio and working capital financial covenant for December 31 2021 and June 30 2022 which covers the Group up until December 30, 2022. See “Item 10.C Material Contracts— Bond Waiver” for additional information regarding the waiver.

Furthermore, for the year ending December 31, 2022 the Group is in the process of requesting further waivers or modification to the Bond terms from Bondholders including the following Clauses: 12.1 (a) and (b), 13.3, 13.13(a)(iii), Clause 13.13(b) and 1.1(d).

Although the Group is in technical breach of certain Covenants under the Bond Terms, Management believes the future cash flows from operations are sufficient to meet its payment obligations to the Bondholders. Since the Bond issuance, the Group has not defaulted on any payments.

Term loan facility

During the year 2021, the Company obtained a new term loan facility from a commercial bank in the UAE amounting to USD 2,395,862 (AED 8,800,000) to partially finance the purchase of corporate office for the Group in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement. Subsequent to the year end on February 28, 2022, the Company has made a drawdown of USD 2,376,804 (AED 8,730,000) on from the term loan facility.

The term loan facility was secured by:

-	a mortgage on the corporate office;
-	assignment of rental income and insurance proceeds;
-	corporate guarantee from Brooge Energy Limited.

Note on Going Concern

Year Ended December 31, 2020

During the year ended 31 December 2020, the Group earned a profit of USD 2.5 million and generated negative cash flows of USD 17.1 million. Further, as at that date, the Group had cash and cash equivalents of USD 20.9 million.

In September 2020, BPGIC FZE issued bonds of USD 200 million to private investors with a face value of USD 1 with an issue price of USD 0.95. The bonds bear interest at 8.5% per annum to be paid along with the instalments. The Group settled its outstanding term loans using the proceeds of the bonds and will utilize the balance of the proceeds to fund phase II construction and working capital requirements. Management forecasts that the existing cash balances as well as cash generated from ongoing operations provide sufficient liquidity to the Group to continue in operations for the foreseeable future. Management is currently evaluating various options regarding funding of its phase III construction.

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

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Year Ended December 31, 2021

During the year ended 31 December 2021, the Group earned a profit of USD 25.6 million and generated positive cash flows of USD 29 million. Further, as at that date, the Group had cash and cash equivalents of USD 7.4 million.

As of 31 December 2021, due to delay in construction of Phase II because of COVID, the Group was in breach with leverage ratio and working capital financial covenant requirements. Even though the lender did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, as of 31 December 2021, the Group has classified its debt balance of USD 182,781,617 as a current liability. As of 31 December 2021, the Group’s current liabilities exceeded its current assets by USD 283,342,631. All of the above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern.

Except for above, the Group is in compliance with the repayment schedule and other underlying covenants. Further, in April 2022, the Group has entered into an agreement with its lender to waive off the requirement for the Group to comply with leverage ratio and working capital financial covenant (note 21) for 31 December 2021 and 30 June 2022. As Phase II also started operating from September 2021. Management forecasts that the existing cash balances as well as cash generated from ongoing operations provide sufficient liquidity to the Group to continue in operations for the foreseeable future. Management is currently evaluating various options regarding funding of its phase III project.

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Year Ended December 31, 2022

During the year ended 31 December 2022, the Group earned a net profit of USD 27.2 million and generated positive cash flows of USD 44.1 million. Further, as at that date, the Group had cash equivalents of USD 8.3 million.

As of 31 December 2022, the Group was in technical breach with leverage ratio and working capital financial covenant requirements. Even though the lender did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, as of 31 December 2022, the Group has classified its debt balance of USD 171,739,579 as a current liability. As of 31 December 2022, the Group’s current liabilities exceeded its current assets by USD 265,445,772. All of the above represents a material uncertainty that casts significant doubt upon the Company’s ability to continue as a going concern.

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

[Not Applicable].

D. TREND INFORMATION

Stability of Revenue and Margins

The Company began operation of the Phase I facility in December 2017 at reduced capacity while management undertook tests of the facility. As a result, the Phase I facility did not begin operating at full capacity or performing ancillary services until April 2018. Since the Phase I facility became fully operational, the Company’s revenue, and revenue split between storage fees and ancillary services fees, have been relatively stable. This stability is largely attributable to the fixed storage fees, and relatively stable usage history we have experienced. As a result, since commencing full operations from April 2018 through December 2021, the Company has operated at fairly stable margins, averaging around 40% net margin in absence of one-time non-cash listing expenses.

The Company commenced its operation of Phase II in September 2021 with a reduced capacity while management undertook tests of the facility. Phase II became fully operational from January 2022. The Company’s revenue from Phase II comprises of storage fees and ancillary services fees.

Management expects the Company’s operating margins to remain stable until the commencement of operations of new projects such as Phase III or the Green Ammonia and Green Hydrogen project.

Phase III

The Group is in the early stages of pursuing a further major expansion near its existing facilities, which it refers to as Phase III. Phase III alone could be three times the size of the Company’s projected operations post-Phase II. Concurrently, the Group is in discussions with traders and oil majors, which have expressed interest in securing portions of the capacity of a Phase III facility.

Environmental, Health and Safety

The Company’s operations are subject to extensive international, federal, state and local environmental laws and regulations, in the UAE, including those relating to the discharge of materials into the environment, waste management, remediation, the characteristics and composition of fuels, climate change and greenhouse gases. The Company’s operations are also subject to extensive health, safety and security laws and regulations, including those relating to worker and pipeline safety, pipeline and storage tank integrity and operations security. The Company did not have any exposure to environmental matters as of and for the years ended December 31, 2022, 2021, 2020, 2019 and 2018. However, because more stringent environmental and safety laws and regulations are continuously being enacted or proposed, the Company expects the level of expenditures required for environmental, health and safety matters to increase in the future.

CRITICAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Critical Accounting Policies

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our audited financial information. Our audited financial statements have been prepared in accordance with IFRS. We describe our significant accounting policies in Note 2.6 – Significant Accounting Estimates and Judgements, of the notes to the financial statements included in this Report. Of particular significance are the following policies:

Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

●	Exposure, or rights, to variable returns from its involvement with the investee; and

●	The ability to use its power over the investee to affect its returns

●	When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including

●	The contractual arrangement with the other vote holders of the investee;

●	Rights arising from other contractual arrangements; and

●	The Group’s voting rights and potential voting rights.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognises the assets (including goodwill) and liabilities of the subsidiary

●	Derecognises the carrying amount of any non-controlling interests

●	Derecognises the cumulative translation differences recorded in equity

●	Recognises the fair value of the consideration received

●	Recognises the fair value of any investment retained

●	Recognises any surplus or deficit in profit or loss

●	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

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

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any noncontrolling interests in the acquiree. For each business combination, the Group elects whether to measure the noncontrolling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

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

A ‘reverse acquisition’ is a business combination in which the legal acquirer – i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition.

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

Estimation and Assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

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

Useful Life and Depreciation of Property, Plant and Equipment

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

Classification of warrants

In connection with the completion of the business combination on 20 December 2019 as described in Note 1 and Note 20 the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

Summary of Significant Accounting Policies

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

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

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Fair values

The fair value of the financial assets and liabilities at the date of consolidated statement of financial position approximate their carrying amounts in the consolidated statement of financial position.

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

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Current and Non-Current Classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current / non-current classification.

An asset is current when it is:

-	Expected to be realized or intended to be sold or consumed in normal operating cycle.
-	Held primarily for the purpose of trading.
-	Expected to be realised within twelve months after the reporting period, or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

-	It is expected to be settled in normal operating cycle.
-	It is held primarily for the purpose of trading.
-	It is due to be settled within twelve months after the reporting period, or
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Taxes

Value Added Tax:

Expenses and assets are recognized net of the amount of input tax, except:

-	When the input tax is incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the input tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;
-	The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position, as applicable.

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the BPGIC FZE and the tax on which is paid/due to be paid by the BPGIC FZE to the Supplier.

Output VAT is recognized in respect of taxable supply of goods/services rendered by the BPGIC FZE on which tax is charged and due to be paid to the UAE Federal Tax Authority.

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

Property, plant and equipment

Property, plant and equipment, is stated at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs includes expenditure that is directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

The cost of replacing or addition to an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred.

Depreciation is charged to write off the cost of assets using the straight line method as follows:

Buildings	25 years
Tanks	50 years
Installation (Pipeline, pumps and other equipment)	20 – 25 years
Other equipment	5 years
Right-of-use asset – Land	60 years

The useful lives and depreciation method are reviewed periodically to ensure that the year and method of depreciation are consistent with the pattern of economic benefits expected to flow to the Group through the use of items of property, plant and equipment.

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as profit or loss in the consolidated statement of comprehensive income.

Capital work in progress

Capital work in progress is stated at cost, which represents costs for the design, development, procurement, construction and commissioning of the asset under development. Cost includes borrowing cost recognised and depreciation of the right of use asset during the construction phase. When the asset is in the location and condition necessary to operate in the manner intended by management, capital work in progress is transferred to the appropriate property, plant and equipment category and depreciated in accordance with the Group’s policies.

Leases

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

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non cancellable period of a lease.

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

Financial Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost include other receivables and due from related parties.

Financial assets at fair value through OCI, impairment losses or reversals are recognised in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

The Group derecognizes a financial asset when the contractual rights to the cash flow from the assets cease and any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Offsetting of Financial Instruments:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

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

Escrow shares issued as part of the reverse acquisition are subject to meeting certain financial milestones during the vesting period as disclosed in Note 28. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

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

Non-derivative financial assets and liabilities

Receivables

Receivables are those financial assets that have fixed or determinable payments and for which there is no active market are initially recognized at fair value plus any directly attributable transactions costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method. These comprise trade accounts and other receivables, receivables from related parties, bank balances including fixed and margin deposits with banks.

Receivables are carried at certified revenue less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off when identified.

Trade Accounts and Other Receivable

Receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

The Management undertakes a periodic review of amounts recoverable from trade and other receivable, and determines recoverability based on various factors such as ageing of receivable, payment history, collateral available and other knowledge about the receivable.

Provision for bad and doubtful debts represents estimates of ultimate unrealizable debts. The estimates are judgmental and are based on case based evaluation by the management.

Provisions created during the year are reflected in the operating results of the year. Debts which are recognised as unrealizable are written off during the year.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, banks accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Statutory Reserve

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

Trade Accounts and Other Payable

Trade accounts and other payable are stated at nominal amounts payable for goods or services rendered.

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

Provisions

Provisions are recognised when the Group has a present obligation as a result of past event and it is probable that the outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the amount expected to be required to settle the obligation and the risk specific to the obligation.

Foreign Currencies Translations

The consolidated financial statements are presented in US Dollars, which is the Group’s functional and presentation currency.

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

Prior Year Restatements

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S Securities and Exchange Commission (the “SEC”) regarding the consolidated financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision, an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2021, 2020 and 2019, and the previously issued unaudited consolidated financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

In connection with the internal examination, the Group conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party viz. M/s Al Brooge International Advisory LLC do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Group’s internal examination, including the number of years over which the non-qualified revenue was recognized the Group determined that it would be appropriate to rectify the misstatements in the previously issued consolidated financial statements by restating such consolidated financial statements. Accordingly, an amount of USD 74,253,965 which represents funds received from BIA, was reversed from revenue and re-classified as Other payable under Liabilities for the financial years from 2018 to 2020.

The Management do not expect to settle these amounts using any of it’s current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the related party, the Group has taken a conservative approach to recognise this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the consolidated statement of either other comprehensive income or directly as equity as applicable.

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8. The Group is working towards obtaining supporting documentation for the appropriate treatment of these amounts.

2018

	As previously reported		Restatement adjustments		Restated
In $	31/12/2018	01/01/2018	31/12/2018	01/01/2018	31/12/2018	01/01/2018
STATEMENT OF COMPREHENSIVE INCOME
Revenue	35,839,268	89,593	(29,451,920)	Nil	6,387,348	89,593
Direct costs	(9,607,360)	(2,295,809)	(492,874)	Nil	(10,100,234)	(2,295,809)
Gross Profit / (Loss)	26,231,908	(2,206,216)	(29,944,794)	Nil	(3,712,886)	(2,206,216)
Other income	Nil	Nil	8,554	Nil	8,554	Nil
General and administrative expenses	(2,029,260)	(574,266)	204,880	Nil	(1,824,380)	(574,266)
Profit / Loss and total comprehensive profit / (loss) for the year	16,060,652	(3,747,408)	(29,731,360)	Nil	(13,670,708)	(3,747,408)

STATEMENT OF FINANCIAL POSITION
ASSETS
Current Assets
Trade receivables	1,877,887	Nil	(1,877,887)	Nil	Nil	Nil
Total current assets	2,307,156	761,501	(1,877,887)	Nil	429,269	761,501
Total Assets	199,936,270	196,200,380	(1,877,887)	Nil	198,058,383	196,200,380

LIABILITIES AND EQUITY
Current Liabilities
Other payable	Nil	Nil	27,854,947	Nil	27,854,947	Nil
Total Current Liabilities	110,841,794	100,979,299	27,854,947	Nil	138,696,741	100,979,299

Equity
Retained Earnings / (accumulated losses)	11,218,242	(4,161,767)	(29,050,717)	Nil	(17,832,475)	(4,161,767)
Statutory reserve	680,643	Nil	(680,643)	Nil	Nil	Nil
Total Equity	60,977,933	67,620,954	(29,731,360)	Nil	31,246,573	67,620,954
Total Liabilities and Equity	199,936,270	196,200,380	(1,877,887)	Nil	198,058,383	196,200,380

2019

	As previously reported		Restatement Adjustment		As per the restated Financial Statement
In $	31/12/2019	31/12/2018	31/12/2019	31/12/2018	31/12/2019	31/12/2018

Consolidated Statement of Comprehensive Income
Revenue	44,085,374	35,839,268	(28,200,155)	(29,451,920)	15,885,219	6,387,348
Direct costs	(10,202,465)	(9,607,360)	(1,294,774)	(492,874)	(11,497,239)	(10,100,234)
Gross Profit / (Loss)	33,882,909	26,231,908	(29,494,929)	(29,944,794)	4,387,980	(3,712,886)
Other Income	Nil	Nil	4,188	8,554	4,188	8,554
General and administration expenses	(2,608,984)	(2,029,260)	138,559	204,880	(2,470,425)	(1,824,380)
Finance costs	(5,730,535)	(6,951,923)	(51,895)	Nil	(5,782,430)	(6,951,923)
Profit / (Loss) for the year	(75,284,923)	16,060,652	(29,404,077)	(29,731,360)	(104,689,000)	(13,670,708)

Consolidated Statement of Financial Position
ASSETS
Current Assets
Trade receivables	1,507,660	1,877,887	(1,344,093)	(1,877,887)	163,567	Nil
Other receivable and prepayments	841,033	244,828	(362)	Nil	840,671	244,828
Total Current Assets	22,359,108	2,307,156	(1,344,455)	(1,877,887)	21,014,653	429,269
Total Assets	307,252,460	199,936,632	(1,344,455)	(1,878,249)	305,908,005	198,058,383

LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	61,115,121	9,003,798	18,846	(1,837)	61,133,967	9,001,961
Other payable	Nil	Nil	57,794,495	27,854,947	57,794,495	27,854,947
Total current liabilities	95,036,895	110,843,631	57,813,341	27,853,110	152,850,236	138,696,741

Equity
Retained Earnings / (accumulated losses)	(64,066,681)	11,218,242	(58,454,794)	(29,050,717)	(122,521,475)	(17,832,475)
Statutory reserve	680,643	680,643	(680,643)	(680,643)	Nil	Nil
Shareholder’s account	71,017,815	47,717,763	(22,360)	Nil	70,995,455	47,717,763
Total Equity	109,416,415	60,977,933	(59,157,797)	(29,731,360)	50,258,618	31,246,573

Total Equity & Liabilities	307,252,460	199,936,632	(1,344,455)	(1,878,249)	305,908,005	198,058,383

2020

	As previously reported		Restatement adjustments		As per the restated Financial Statement
In $	31/12/2020	31/12/2019	31/12/2020	31/12/2019	31/12/2020	31/12/2019

Consolidated Statement of Comprehensive Income
Revenue	41,831,537	44,085,374	(14,640,361)	(28,200,155)	27,191,176	15,885,219
Direct costs	(12,944,760)	(10,202,465)	236,374	(1,294,774)	(12,708,386)	(11,497,239)
Gross Profit / (Loss)	28,886,777	33,882,909	(14,403,987)	(29,494,929)	14,482,790	4,387,980
Other income	828,332	Nil	Nil	4,188	828,332	4,188
General and administration expenses	(6,456,884)	(2,608,984)	(207,419)	138,559	(6,664,303)	(2,470,425)
Change in estimated fair value of derivative warrant liability	2,547,542	1,273,740	80	Nil	2,547,622	1,273,740
Finance costs	(8,306,150)	(5,730,535)	(29,119)	(51,895)	(8,335,269)	(5,782,430)
Profit for the year	17,159,113	(75,284,923)	(14,640,445)	(29,404,077)	2,518,668	(104,689,000)

Consolidated Statement of Financial Position
ASSETS
Current Assets
Trade receivables	Nil	1,507,660	Nil	(1,344,093)	Nil	163,567
Other receivable and prepayments	690,232	841,033	(296,363)	(362)	393,869	840,671
Total Current Assets	40,401,956	22,359,108	(296,363)	(1,344,455)	40,105,593	21,014,653
Non-Current Assets
Advances to contractor	16,418,065	21,664,764	40,187	Nil	16,458,252	21,664,764
Total Non-Current Assets	392,221,590	284,893,352	40,185	Nil	392,261,775	284,893,352
Total Assets	432,623,546	307,252,460	(256,178)	(1,344,455)	432,367,368	305,908,005

LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	13,829,897	61,115,121	3,936,678	18,846	17,766,575	61,133,967
Other payable	Nil	Nil	73,453,606	57,794,495	73,453,606	57,794,495
Lease liabilities	9,795,058	2,154,878	(7,203,501)	Nil	2,591,557	2,154,878
Total current liabilities	43,786,799	95,036,895	70,186,777	57,813,341	113,973,576	152,850,236
Non-current liabilities
Lease liabilities	79,289,507	28,624,259	5,630,669	Nil	84,920,176	28,624,260
Total Non-Current Liabilities	260,218,070	102,799,150	5,630,669	Nil	265,848,739	102,799,151

Equity
Share capital	8,801	8,804	3	Nil	8,804	8,804
Retained earnings	(46,907,568)	(64,066,681)	(73,440,087)	(58,454,794)	(120,347,655)	(122,521,475)
Statutory reserve	680,643	680,643	(335,795)	(680,643)	344,848	Nil
Shareholders’ account	73,059,743	71,017,815	(2,297,745)	(22,360)	70,761,998	70,995,455
Total Equity	128,618,677	109,416,415	(76,073,624)	(59,157,797)	52,545,053	50,258,618
Total Equity & Liabilities	432,623,546	307,252,460	(256,178)	(1,344,455)	432,367,368	305,908,005

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

The following sets forth certain information concerning the persons who serve as the Company’s directors and the Company’s and its subsidiaries’ executive officers as of April 2023:

Directors and Executive Officers	Age	Position/Title
Dr. Yousef Al Aassaf	62	Chairman and Director
Saleh Mohamed Yammout	34	Director
Lina S. Saheb	40	Interim Chief Executive Officer and Director
Tony Boutros	55	Director
Nariman N. Karbhari	74	Director
Firoze N. Kapadia	57	Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Dr. Yousef Al Assaf

Dr. Yousef Al Assaf is the Chairman of our board of directors and a member of the audit committee. Dr. Al Assaf joined the parent company of BPGIC in October 2018. Dr. Al Assaf is also the President of the Rochester Institute of Technology (Dubai). Prior to this, Dr. Al Assaf held a range of other academic positions over the last 30 years, most recently as the Dean of the College of Engineering at the American University of Sharjah (from 2006 to 2013), which he joined as an Associate Professor in 1991. Dr. Al Assaf started his academic career as a Research and Teaching Assistant at Oxford University from 1985 to 1987. Dr. Al Assaf holds a BSc from Sussex University in Electrical Engineering, a PhD from Oxford University and completed the Executive Leadership Certificate Program from Cornell University in 2008.

Saleh Yammout

Saleh Yammout is the former Chief Financial Officer of BPGIC and the Company. Mr. Yammout joined BPGIC in October 2018. Mr. Yammout serves as the Vice President (Finance & Administration) at the Rochester Institute of Technology (Dubai), having joined in 2014. Prior to this, he was a Senior Consultant at PwC from 2012 to 2014, and an Analyst at Al Hilal Bank from 2011 to 2012. Mr. Yammout holds a BSc in Economics with a concentration on International Relations from the Rochester Institute of Technology in New York.

Lina Saheb

Lina Saheb is the Interim Chief Executive Officer and Director for the Company and BPGIC. Ms. Saheb joined BPGIC in 2013. Prior to her appointment as Interim Chief Executive Officer in December 2022, Ms. Saheb served as Deputy Chief Executive Officer and as the Chief Strategy Officer for the Company and BPGIC. Prior to joining BPGIC, Ms. Saheb worked with the initial shareholders of BPGIC on many different ventures including the establishment of BPGIC in Fujairah in 2010. Ms. Saheb has a Bachelor’s degree in Software Engineering from Mansour University, and finished a course in Banking and Finance from Emirates College of Technology.

Tony Boutros

Tony Boutros is the Chairman of the audit committee, member of the compensation committee and a Director of the Company. Mr. Boutros was the Managing Partner of Boutros, Cordahi & Associates (BCA) prior to joining the Company. BCA is a Professional Civil Company providing audit, tax and advisory practice including financial due diligence, feasibility studies and valuations. BCA is the Lebanese Member Firm of Ecovis International. From May 2013 – May 2019 he served as Managing Partner of Boutros, Saghir and Associates “BSA”, a Professional Civil Company. Prior to that he worked as an audit and advisory contractor at Usamah Tabbarah & Co – Nexia International (UTCNEXIA) from April 2012 – January 2013. Mr. Boutros worked at KPMG Lebanon from 2002 – 2012, including as the Lead Audit Partner, and at PricewaterhouseCoopers Lebanon from 1998 – 2002. Mr. Boutros is a Lebanese Certified Accountant and has a Master of Business Administration from the Lebanese American University.

Nariman Karbhari

Nariman Karbhari is the Chairman of the compensation committee, a member of the audit committee and a Director of the Company. Mr. Karbhari worked as the Managing Director and CEO of Spenta Advisory FZE from 2015 through 2021 where he was responsible for arranging banking facilities for clients. From 2013 – 2015 he was Head of Corporate and Commercial Banking, Finance House PJSC, and from 2009 – 2013 he was Head of Investments and Treasury, Al Jaber Group, where he was responsible for arranging syndications, raising other banking facilities and managing investment portfolios in excess of AED 2.5 billion to 3 billion. He was also Head of Corporate, National Bank of Dubai, Abu Dhabi Region from 2005 – 2009 and Deputy Head of Corporate Banking, National Bank of Abu Dhabi, from 1994 – 2008. Prior to that, he worked as a relationship manager at the National Bank of Fujairah and the Commercial Bank of Dubai and as an accountant at Al Abbas Trading Co., Dubai.

Firoze Kapadia

Firoze Kapadia is a member of the audit committee and a Director of the Company. Mr. Kapadia qualified in June 1994 as a Chartered Certified Accountant in the U.K. and has accumulated a diverse career experience of approximately 27 years in the field of accounting, finance and management as well as in taxation. He is currently the Chief Financial Officer at the Al Sayegh Group where he oversees the preparation of consolidated financial statements and appropriate accounting policies and procedures at a group level. Mr. Kapadia is also responsible for ensuring staff technical training for the finance department.

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

The Company’s board of directors presently has six members, including four independent directors.

B. Compensation

BPGIC Executive Officer and Director Compensation

In the year ended December 31, 2019, $803,610 was paid as remuneration to the Senior Managers in their capacity as executive officers.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Executive Officers
Nicolaas Paardenkooper	Chief Executive Officer (CEO) & Executive Director	261,367	78,410	10,346	350,123
Lina Saheb	Chief Strategy Officer & Executive Director	217,806	-	57,011	274,816
Saleh Yammout	Chief Financial Officer	123,877	-	6,354	130,231
Faisal Selim	Chief Marketing Officer	45,376	-	3,064	48,440
Total Executive Remuneration		648,426	78,410	76,775	803,610

In the year ended December 31, 2019, $302,325 was paid as remuneration to members of the board of directors in their capacity as directors.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Board of Directors
Dr. Yousef Al Assaf	Chairman & Independent Director	83,800	-	-	83,800
Nicolaas Paardenkooper [1]	Executive Director	-	-	-	-
Saleh Yammout	Executive Director	62,903	-	-	62,903
Abu Bakar Chowdhury	Independent Director	17,138	-	-	17,138
Saeb El-Zein	Independent Director	70,907	-	-	70,907
Dr Simon Madgwick	Independent Director	67,577	-	-	67,577
Total Board of Directors Remuneration		302,325	-	-	302,325

1.	Nicolaas Paardenkooper did not receive separate compensation for serving as Director.

In the year ended December 31, 2020, $1,040,695 was paid as remuneration to the Senior Managers in their capacity as executive officers.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Executive Officers
Nicolaas Paardenkooper	Chief Executive Officer (CEO) & Executive Director	303,294	78,410	8,621	390,325
Lina Saheb	Chief Strategy Officer & Executive Director	245,031	-	49,006	294,037
Saleh Yammout [1]	Chief Financial Officer	106,180	-	5,447	111,627
Syed Masood [2]	Chief Financial Officer (CFO)	165,330	-	25,810	191,140
Faisal Selim	Chief Marketing Officer	53,090	-	476	53,566
Total Executive Remuneration		872,925	78,410	89,360	1,040,695

1.	Mr. Yammout resigned his role as Chief Financial Officer effective as of April 27, 2020.
2.	Mr. Masood joined as Chief Financial Officer effective as of April 28, 2020.

In the year ended December 31, 2020, $376,571 was paid as remuneration to members of the board of directors in their capacity as directors.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Board of Directors
Dr. Yousef Al Assaf	Chairman & Independent Director	93,312	-	-	93,312
Nicolaas Paardenkooper [1]	Executive Director	-	-	-	-
Saleh Yammout [2]	Executive Director	62,550	-	-	62,550
Abu Bakar Chowdhury	Independent Director	82,375	-	-	82,375
Saeb El-Zein [3]	Independent Director	47,984	-	-	47,984
Dr Simon Madgwick	Independent Director	90,350	-	-	90,350
Lina Saheb [1,4]	Executive Director	-	-	-	-
Bryant Edwards [5]	Independent Director	-	-	-	-
Total Board of Directors Remuneration		376,571	-	-	376,571

1.	Executive Directors do not receive separate compensation for serving as Directors.
2.	Mr. Yammout resigned his role as Chief Financial Officer effective as of April 27, 2020.
3.	Saeb El-Zein resigned from the board of directors effective July 28, 2020.
4.	Ms. Saheb was elected to the board of directors on December 18, 2020.
5.	Mr. Edwards was elected to the board of directors on December 18, 2020 and did not receive compensation for 2020.

In the year ended December 31, 2021, $1,242,706 was paid as remuneration to the Senior Managers in their capacity as executive officers.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Executive Officers
Nicolaas Paardenkooper	Chief Executive Officer (CEO) & Executive Director	359,428	-	32,675	392,103
Lina Saheb	Deputy CEO & Executive Director	245,065	-	56,814	301,879
Syed Masood	Chief Financial Officer (CFO)	245,065	49,013	40,354	334,432
Faisal Selim	Chief Marketing Officer	212,389	-	1,903	214,292
Total Executive Remuneration		1,061,947	49,013	131,747	1,242,706

In the year ended December 31, 2021, $421.233 was paid as remuneration to members of the board of directors in their capacity as directors.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Board of Directors
Dr. Yousef Al Assaf	Chairman & Independent Director	92,391	-	-	92,391
Nicolaas Paardenkooper [1]	Executive Director	-	-	-	-
Lina Saheb [1]	Executive Director	-	-	-	-
Saleh Yammout	Non-Independent Director	66,317	-	-	66,317
Nariman Karbhari	Independent Director	43,914	-	-	43,914
Tony Boutros	Independent Director & Audit Committee Chair	52,210	-	-	52,210
Dr Simon Madgwick	Independent Director	74,137	-	-	74,137
Bryant Edwards	Independent Director	76,238	-	-	76,238
Abu Bakar Chowdhury	Independent Director	16,027	-	-	16,027
Total Board of Directors Remuneration		421,233	-	-	421,233

1.	Executive Directors do not receive separate compensation for serving as Directors.

In the year ended December 31, 2022, $1,229,114 was paid as remuneration to the Senior Managers in their capacity as executive officers.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Executive Officers
Nicolaas Paardenkooper [1]	Chief Executive Officer (CEO) & Executive Director	355,870	-	18,407	374,277
Lina Saheb [2]	Interim CEO, Deputy CEO & Executive Director	310,510	-	8,604	319,114
Syed Masood [3]	Chief Financial Officer (CFO)	79,646	-	12,584	92,230
Burgese Parekh [4]	Interim CFO, Finance Manager	131,518	-	85,664	217,182
Paul Ditchburn [5]	CFO	11,067	-	952	12,019
Faisal Selim	Chief Marketing Officer	212,389	-	1,903	214,292
Total Executive Remuneration		1,101,001	-	128,113	1,229,114

1.	Nicolaas Paardenkooper was the Chief Executive Officer in 2022 up until 8 December.
2.	Lina Saheb was the Deputy CEO in 2022 up until 8th December, when Board appointed her as Interim CEO on 9 December.
3.	Syed Masood was the CFO in 2022 up until 27 April.
4.	Burgese Parekh was Finance Manager in 2022 until his appointment of Interim CFO for the period 28 April until 13 December.
5.	Paul Ditchburn joined as CFO on 14 December.

In the year ended December 31, 2022, $325,911 was paid as remuneration to members of the board of directors in their capacity as directors.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Board of Directors
Dr. Yousef Al Assaf	Chairman & Independent Director	84,843	-	-	84,843
Nicolaas Paardenkooper [1,2]	Executive Director	-	-	-	-
Lina Saheb [1]	Executive Director	-	-	-	-
Saleh Yammout	Non-Independent Director	58,736	-	-	58,736
Nariman Karbhari	Independent Director	84,843	-	-	84,843
Tony Boutros	Independent Director & Audit Committee Chair	84,843	-	-	84,843
Firoze Kapadia [3]	Independent Director & Compensation Committee Chair	12,645	-	-	12,645
Total Board of Directors Remuneration		325,911	-	-	325,911

1.	Executive Directors do not receive separate compensation for serving as Directors.
2.	Nicolaas Paardenkooper was an Executive Director in 2022 up until 8 December.
3.	Firoze Kapadia joined as an Independent Director on 22 October 2022.

Other than end of service gratuity amounts required to be set aside pursuant to UAE labor laws, at December 31, 2022 for senior managers, no amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits to the directors or the senior managers.

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

In addition to the guidance provided by its compensation committee, the Company has utilized and may continue to utilize the services of third parties from time to time in connection with the hiring and the compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases. In particular, to ensure that the Company’s intended compensation is in line with the compensation offered by other similarly situated companies in its industry, the Company hired Tuscan Middle East, who conducted a comprehensive study on compensation levels. The compensation committee, and then the board of directors, have discussed the results of the study in detail.

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

C. Board Practices

Board Leadership Structure and Role in Risk Oversight

Dr. Yousef Al Assaf is the Chairman of the board of directors and Lina Saheb is the Interim Chief Executive Officer of the Company. The Company has determined that this structure, with separate Chairman and CEO roles, is in the best interests of the Company at this time. A number of factors support this leadership structure, including, among others:

●	The separation of the Chairman and Interim CEO roles allows the Interim CEO to focus her time and energy on operating and managing the Company and its subsidiaries and to leverage the experience and perspectives of the Chairman.

●	The Chairman serves as a liaison between the board and senior management but having an independent Chairman also enables non-management directors to raise issues and concerns for board consideration without immediately involving management.

●	The Chairman sets the agenda for, and presides over, board meetings and independent sessions and coordinates the work of the committees of our board of directors, providing independent oversight and streamlining the Interim CEO’s duties.

The Company also believes in the importance of independent oversight. The Company looks to ensure that this oversight is truly independent and effective through a variety of means.

Terms of Office

Each director shall serve until he or she resigns or is removed. The Company intends to have its directors stand for re-election each year.

Directors’ Service Contracts

Each director who is not an employee of the Company or its subsidiaries provides their services pursuant to a Non-Executive Director Appointment Letter. Pursuant to each appointment letter, each non-executive director receives an annual cash retainer of £45,000. The Chairman receives an additional £15,000 per year, each director that serves as the chairman of a committee receives an additional £10,000 per year and each other member of a committee receives an additional £5,000 per year per committee. The terms of our directors’ appointment letters do not provide our directors with benefits upon termination.

Meetings and Committees of the Board of Directors

The Company has established separately a standing audit committee and a compensation committee.

Audit Committee Information

As of April 1, 2023, the audit committee consists of Mr. Tony Boutros, Mr. Nariman N. Karbhari, Dr. Yousef Al Assaf and Mr. Firoze Kapadia. Each of the members of the audit committee is independent under the applicable NASDAQ listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise the Company’s independent accountants, review the results and scope of the audit and other accounting related services and review the Company’s accounting practices and systems of internal accounting and disclosure controls. The chairman of the audit committee is Tony Boutros.

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

Mr. Tony Boutros serves as a financial expert on the audit committee.

Compensation Committee Information

The compensation committee has a written charter. As of April 1, 2023, the compensation committee consists of two independent directors, being Mr. Tony Boutros and Mr. Nariman N. Karbhari. The chairman of the compensation committee is Mr. Karbhari.

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

The compensation committee meets formally four times a year and otherwise as required.

D. Employees

Employees

As of December 31, 2019, the Company employed 16 employees and 47 contractors. As of December 31, 2020, the Company employed 20 employees and 50 contractors where the 50 contractors were engaged under third-party outsourcing contracts and the 20 employees were engaged under individual employment contracts. As of December 31, 2021, the Company employed 24 employees and 64 contractors. As of December 31, 2022, 65 contractors were engaged under third-party outsourcing contracts and 23 employees were engaged under individual employment contracts

All of the contractors are contracted through Flowi Facility Management LLC (“Flowi”). The contractors serve in various roles in several of BPGIC’s departments, including operations, information technology and health and safety.

The Company believes that the material terms of its third-party sourcing contracts and employment agreements are customary for the UAE and the oil storage industry and that it has a good relationship with its employees and contractors.

The following table sets out the number of employees and contractors employed by the Company from December 31, 2019 to December 31, 2022:

Location

	As at December 31, 2022
	2019	2020	2021	2022
Fujairah Employees	8	7	6	8
Fujairah Contractors	47	49	64	65
Dubai Employees	8	14	18	15
Total	63	70	88	88

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors as of March 1, 2023 is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of March 1, 2023, of our Ordinary Shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The percentage of shares beneficially owned is based on 109,587,854 Ordinary Shares outstanding on March 1, 2023.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned		% of Class(16)
Directors and Executive Officers of the Company
Dr. Yousef Al Assaf	—		—
Nicolaas Paardenkooper	93,834,357	(1)	85.6%
Saleh Yammout	—		—
Lina S. Saheb	—		—
Tony Boutros	—		—
[Faisal Selim]	—		—
Syed Masood Ali	—		—
All executive officers and directors as a group ([ ] individuals)	93,834,357		85.6%

Five Percent Holders
BPGIC Holdings Limited(2)	93,834,357		85.6%
Brooge Petroleum and Gas Investment Company (BPGIC) PLC(3)	93,834,357		85.6%
SBD International LP(4)	49,497,947		45.2%
SD Holding Limited(5)	49,497,947		45.2%
Salman Dawood Salman Al-Ameri(6)	59,122,314		53.9%
HBS Investments LP(7)	9,624,367		8.8%
O2 Investments Limited(8)	9,624,367		8.8%
H Capital International LP(9)	8,991,043		8.2%
Gyan Investments Limited(10)	8,991,043		8.2%
Hind Mohammed Muktar Ahmed(11)	8,991,043		8.2%
His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan(12)	25,721,000		23.5%
MENA Energy Services Holdings Limited(13)	8,333,333		7.6%
IDB Infrastructure Fund II B.S.C(c)(14)	8,333,333		7.6%
ASMA Capital Partners B.S.C.(c). (15)	8,333,333		7.6%

(1)	Represents the shares held by BPGIC Holdings. Mr. Paardenkooper is the CEO of BPGIC Holdings, consequently, in accordance with US laws/regulations he may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	20,000,000 Ordinary Shares beneficially owned by BPGIC Holdings are held in escrow and subject to forfeiture until the Company satisfies certain milestones. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP.

(3)	Represents the shares held by BPGIC Holdings. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(4)	SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings. Its beneficial ownership of the Company’s Ordinary Shares held by BPGIC Holdings is 49,497,947 Ordinary Shares. SBD International LP’s pro rata portion of the Ordinary Shares held in escrow and subject to forfeiture until the Company satisfies certain milestones is 58.9%. SBD International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(5)	Represents the interests of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 49,497,947 Ordinary Shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(6)	Represents the interest of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 59,122,314 of the Ordinary Shares held by BPGIC Holdings. Mr. Al-Ameri disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP) have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(7)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. HBS Investments LP’s pro rata portion of the Ordinary Shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(8)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9,624,367 of the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by O2 Investments Limited as the general partner of HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(9)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. H Capital International LP’s pro rata portion of the Ordinary Shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(10)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 8,991,043, of the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(11)	Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 8,991,043 of the Ordinary Shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any Ordinary Shares other than to the extent she may have a pecuniary interest therein.

(12)	Represents the interests of Mohammad Bin Khalifa bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Mohammad bin Khalifa bin Zayed Al Nahyan’s pro rata portion of the Ordinary Shares held in escrow is 22.2%.

(13)	MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. MENA Energy disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(14)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) is the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(15)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. ASMA Capital holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. ASMA Capital disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(16)	Based on 109,587,854 Ordinary Shares outstanding as of March 31, 2023. Does not reflect the 21,228,900 Ordinary Shares issuable upon exercise of the outstanding Warrants issued in exchange for Twelve Seas warrants.

Pursuant to certain letters from SBD International LP to nine individuals, BPGIC Holdings transferred an aggregate of 4,833,678 Ordinary Shares to such individuals in consideration of the valuable contributions they have made to the success of BPGIC.

As set forth above, BPGIC Holdings is the majority shareholder of the Company and holds 93,834,357 Ordinary Shares which is approximately 85.6% of the outstanding Ordinary Shares of the Company. BPGIC Holdings is wholly-owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC. SBD International LP is the majority owner of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. As the Chief Executive Officer of BPGIC Holdings Nicolaas L. Paardenkooper may be deemed to have beneficial ownership of the 93,834,357 Ordinary Shares owned by BPGIC Holdings.

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

Movements in shareholders’ account are as follows:

	Year Ended December 31
	2018	2019	2020
	(Restated)	(Restated)	(Restated)	2021	2022
	($)	($)	($)	($)	($)
Contributions by the shareholders	951,539	77,090,648	(233,457)	255,818	(626,029)
Amounts paid on behalf of the Group by the shareholders*	7,850,431	1,135,484	-	-	-
Amounts paid by the Group on behalf of the shareholders	(2,296,354)	(1,669,424)	-	-	-
Distributions to shareholders	(29,209,289)	(53,279,016)	-	-	-
Total Movement in Shareholder Account	(22,703,673)	23,277,692	(233,457)	255,818	(626,029)

These amounts are repayable at the discretion of the board of directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group, which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account are as follows:

	Year Ended December 31
	2018	2019	2020
	(Restated)	(Restated)	(Restated)	2021	2022
	($)	($)	($)	($)	($)
At beginning of period	70,421,436	47,717,763	70,995,455	70,761,998	71,017,816
Net contributions (distributions) during the year	(22,703,673)	23,277,692	(233,457)	255,818	(626,029)
At end of period	47,717,763	70,995,455	70,761,998	71,017,816	70,391,787

Due from related parties:

Movements in other related parties are as follows:

	Year Ended December 31
	2018	2019	2020
Due from Related Parties	(Restated)	(Restated)	(Restated)	2021	2022
	($)	($)	($)	($)	($)
BPGIC Holdings (Shareholder)	-	-	-	504,214	34,136
HBS Investments LP (shareholder)	-	13,388	17,479	4,187	10,381
H Capital International LP (shareholder)	-	11,056	16,975	4,189	9,983
O2 Investments Limited as GP (shareholder)	-	6,181	9,303	5,191	9,272
SBD International LP (shareholder)	-	13,760	17,851	47,357	50,014
SD Holding Limited as GP (shareholder)	-	6,984	9,850	19,938	21,842
Gyan Investments Ltd (shareholder)	-	6,181	9,555	5,280	9,010
Total Due from Related Parties	-	57,550	81,013	590,356	144,638

	Year Ended December 31
	2018	2019	2020
Due To Related Parties	(Restated)	(Restated)	(Restated)	2021	2022
	($)	($)	($)	($)	($)
Shareholder	-	-	2,041,927	2,041,927	-
Total Due To Related Parties	-	-	2,041,927	2,041,927	-

Other Payables

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S Securities and Exchange Commission (the “SEC”) regarding the consolidated financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision, an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020, 2019, and 2018, and the previously issued unaudited consolidated financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

In connection with the internal examination, the Group conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party Al Brooge International Advisory LLC (BIA) do not qualify to be recognized as revenue. Due to the qualitative nature of the matters identified in the Group’s internal examination, including the number of years over which the non-qualified revenue was recognized the Group determined that it would be appropriate to rectify the misstatements in the previously issued consolidated financial statements by restating such consolidated financial statements. Accordingly, an amount of USD 74,253,965 which represents funds received from BIA, was reversed from revenue and re-classified as Advance from customer under Liabilities for the financial years from 2018 to 2020.

The Group does not expect to settle these amounts using any of its current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the party, the Group has taken a conservative approach to recognize this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the consolidated statement of either other comprehensive income or directly as equity as applicable.

The Company is working towards obtaining supporting documentation for the appropriate treatment of these amounts.

BIA

In order to determine whether there exists a related party relationship with BIA in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Group considered the following:

●	Clause 3.4(v) of the Audit Committee (the “Committee”) Charter requires that the Committee review and approve all related-party transactions, defined as those transactions required to be disclosed under Item 7(b) of Form 20-F and NASDAQ Corporate Governance Rule 5630.

●	Clause 3 of the Related Party Transactions Policy of the Company states that, it is the responsibility of the Audit Committee to administer the Related Party Transactions Policy.

●	Commercial license of BIA with issue date of 11 Feb 2019 which mentions Mrs. Muktar (considered as one of the UBO for the Company) as a Partner in BIA.

●	Commercial license of BIA with issue date of 10 Feb 2020 which reflects the change in ownership of BIA, with Mrs. Muktar now being removed as a Partner in BIA.

●	Commercial license of BIA with issue date of 12 April 2021 which does not mention Mrs. Muktar as a Partner for BIA.

●	The Company announcement on 20 Nov 2019 (Form F4 Filed with the SEC) on the planned sale of Mrs. Muktar’s shares in BIA, Al Brooge International Advisory LLC will no longer be a related party.

It is noted that Mrs. Hind has left BIA in her capacity as a shareholder somewhere between November 2019 and February 2020.

The Committee has decided to be conservative on the BIA relationship and hence has considered BIA to be a related party throughout the years until further supporting documentation is obtained to prove otherwise.

	Year Ended December 31
	2018	2019	2020
Other Payables	(Restated)	(Restated)	(Restated)	2021	2022
	($)	($)	($)	($)	($)
Brooge International Advisory LLC	27,854,947	57,794,495	73,453,606	74,253,965	74,253,965
Total Other Payables	27,854,947	57,794,495	73,453,606	74,253,965	74,253,965

Key management remuneration for the year ended December 31, 2022 amounted to $1,229,114 (2021: $1,676,921), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short-term employment benefits.

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

The audit committee is responsible for reviewing and approving related party transactions to the extent the Company contemplates engaging in such a transaction. The audit committee will review all of the relevant facts and circumstances of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction. The audit committee will approve the related party transaction only if it determines in good faith that, under all the circumstances, the transaction is in the best interests of the Company and its shareholders. The audit committee, in its sole discretion, will impose such conditions as it deems appropriate on the Company or the related party in connection with the approval of the related party transaction. No director will be permitted to participate in the discussions or approval of a transaction in which he or she is a related party, but that director will be required to provide all material information concerning the related party transaction to the audit committee.

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

C. Material Contracts

Commercial Storage Agreements

As of March 2023, the Company had entered into around fifty-six go forward commercial storage agreements for its Phase I and II Facility with certain storage customers. These agreements are spread tank wise within reputed customers providing diversification of storage revenue. The descriptions of the commercial storage agreements do not purport to summarize all of the provisions of the agreements.

The storage agreements are compromised of the key commercial terms and the general terms and conditions. The services provided under the storage agreements compromise any operation carried out in respect of the product stored, including but not limited to providing storage space, storing, manipulating, moving, treating, processing, and delivering the product stored. For the services provided BPGIC invoice the customers rental and handling charges, throughput charges, tank cleaning charges, circulation charges, inter tank transfer charges and port tariffs.

As of March 2023, the BPGIC has signed several commercial storage agreements, including: Napag Trading LTD Commercial Agreement dated May 02, 2019, the Beneathco Storage Agreement dated June 19, 2019, the Totsa Storage Agreement dated April 22, 2020, the Synergy Commercial Storage Agreements dated November 11, 2020, December 13, 2020, April 22, 2021 and May 1, 2021, the Jaykay Commercial Storage Agreement dated November 10, 2020 and December 6, 2020, the A&T Commercial Storage Agreement dated, November 19, 2020, November 26, 2020, and March 4, 2021, the Nufuel Commercial Storage Agreement, dated January 13, 2021 and March 29, 2021, the SAA Commercial Storage Agreement, dated February 14, 2021, April 8, 2021, and June 02, 2021, the Valor Commercial Storage Agreements, dated March 30, 2021, April 13, 2021, April 13, 2021, April 20, 2021, April 22, 2021 and April 22, 2021, the Golden Bridge Commercial Storage Agreement dated April 27, 2021, the A Three Storage Agreement dated May 4, 2021,the Ali Almutawa Storage Agreement dated August 16, 2021, the Newton Storage Agreement, dated September 30, 2021 and March 16 2022, the Basrah Storage Agreements dated September 30, 2021, December 16, 2021 and January 17 2022 and April 11, 2022, the Lecotra Storage Agreement, dated December 15, 2021, the Enoc Storage Agreement dated January 21, 2022 and January 25, 2022, the Orit Storage Agreement dated March 3, 2022 and April 26, 2022, the South Kurdistan Storage Agreement dated March 10, 2022, the Nova Seas Storage Agreement dated March 18, 2022 and April 12, 2022, the Kurdos Storage Agreement dated May 09, 2022, the Avis Storage Agreements dated May 10 2022, the Euro American Storage Agreements dated May 19 2022, the Sahra Storage Agreements dated May 25, 2022 and November 21 2022, the First Trust Storage Agreement dated June 06, 2022, the Cengeo Storage Agreements dated July 01, 2022, August 04, 2022, September 09, 2022 and December 13, 2022; the Aachim Storage Agreement dated July 15, 2022, the Actirays Storage Agreement dated August 19, 2022 and the Atlantis Storage Agreement dated February, 01 2023.

On May 02,2019, BPGIC entered into a commercial storage agreement with Napag Trading LTD, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to Napag Trading LTD for a period of six months subject to renewal for an additional six-month period with the mutual agreement of the parties.

On June 19,2019, BPGIC entered into a commercial storage agreement with Beneathco, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to Beneathco for a period of six months subject to renewal for an additional six-month period with the mutual agreement of the parties.

On April 22, 2020, BPGIC entered into a commercial storage agreement with Totsa Total Oil Trading SA, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to Totsa Total Oil Trading SA for a period of six months subject to renewal for an additional six-month period with the mutual agreement of the parties.

On November 19, 2020, BPGIC entered into a commercial storage agreement with A&T, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to A&T for a period of six months subject to renewal for an additional six-month period with the mutual agreement of the parties. On November 26, 2020, BPGIC and A&T entered into another commercial storage agreement whereby BPGIC leased an additional storage capacity of the Phase I facility to A&T for a period of six months subject to renewal for an additional six-month period with the mutual agreement of the parties. On March 04, 2021, BPGIC entered into the A&T Storage Agreement with A&T, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to A&T for a period of six months subject to renewal for an additional three-month period with the mutual agreement of the parties.

On November 10, 2020’ and December 6, 2020, BPGIC entered into a commercial storage agreement with Jaykay, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to Jaykay for a period of six months subject to renewal for an additional six-month period with the mutual agreement of the parties.

On January 13, 2021, BPGIC entered into the NuFuel Storage Agreement with NuFuel, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to NuFuel for a period of three months, which was renewed on March 29, 2021’ for an additional three-month period.

On February 14, 2021, BPGIC entered into the SAA Storage Agreement with SAA, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to SAA for a period of two months, the same agreement was renewed on April 8, 2021, and on June 2, 2021.

On March 30, 2021, BPGIC with mutual agreement with A&T novated the agreement entered on March 04, 2021, to the new customer Valor with effect from April 8, 2021, for the same quantity leased to A&T.

On November 11, 2020, and December 13, 2020, BPGIC entered into the Synergy Storage Agreement with Synergy, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to Synergy. On April 22, 2021, the same agreement was renewed for a further 6 months period. On May 1, 2021, BPGIC entered into another Synergy Storage Agreements with Synergy, pursuant to which BPGIC leased certain storage capacity of the Phase I facility to Synergy for a period of two months.

On April 13, 20 and 22, 2021, BPGIC entered into the Valor Storage Agreements with Valor, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Valor for a period of one year subject to renewal for an additional two-year period with the mutual agreement of the parties.

On April 27, 2021, BPGIC entered into a Commercial Storage Agreement with Golden Bridge Trading Refined Oil Products Abroad LLC, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Golden Bridge for a period of one year subject to renewal for an additional two-year period with the mutual agreement of the parties.

On September 30, 2021, BPGIC entered into a Commercial Storage Agreement with Newton Petroleum Trading LLC, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Newton for a period of one month. On 16 March 2022, BPGIC entered into another Commercial Storage Agreement with Newton Petroleum Trading LLC, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Newton for a period of one month subject to renewal for an additional one-month period with the mutual agreement of the parties.

On September 30, 2021, BPGIC entered into a Commercial Storage Agreement with Basrah Energy FZC, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Basrah for a period of one month. On December 16, 2021, BPGIC entered into another Commercial Storage Agreement with Basrah Energy FZC, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Basrah for a period of one month, which was renewed on January 17, 2022, for a further one-month period. On April 11, 2022, BPGIC entered into a Commercial Storage Agreement with Basrah Energy FZC, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Basrah for a period of one month.

On December 15, 2021, BPGIC entered into a Commercial Storage Agreement with Lecotra DMCC, pursuant to which BPGIC leased certain storage capacity of Phase I facility and of Phase II facility to Lecotra for a period of two months.

On May 04, 2021, BPGIC entered into the A Three Energy Agreement with A Three Energy FZE, pursuant to which BPGIC leased certain storage capacity of Phase II facility to A Three Energy for a period of one year subject to renewal for an additional two-year period with the mutual agreement of the parties.

On August 16, 2021, BPGIC entered into the Ali Almutawa Agreement with Ali Almutawa Petroleum and Petrochemical Trading LLC, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Ali Almutawa for a period of six months.

On January 21,2022 and on January 25, 2022, BPGIC entered into the Enoc Storage Agreements with Enoc Supply and Trading LLC, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Enoc for a period of three months subject to renewal for an additional three-month period with the mutual agreement of the parties.

On March 3, 2022, BPGIC entered into a Commercial Storage Agreement with Orit Pte. Ltd. pursuant to which BPGIC leased certain storage capacity of Phase I facility to Orit for a period of one month, subject to renewal for an additional one-month period with the mutual agreement of the parties. On April 26, 2022, BPGIC entered into another Commercial Storage Agreement with Orit Pte. Ltd. pursuant to which BPGIC leased certain storage capacity of Phase I facility to Orit for a period of one month, subject to renewal for an additional one-month period with the mutual agreement of the parties.

On March 10, 2022, BPGIC entered into a Commercial Storage Agreement with South Kurdistan Company General Trading, pursuant to which BPGIC leased certain storage capacity of Phase I facility to South Kurdistan for a period of two month, subject to renewal for an additional two-month period with the mutual agreement of the parties.

On March 18, 2022, BPGIC entered into a Commercial Storage Agreement with Nova Seas Middle East. pursuant to which BPGIC leased certain storage capacity of Phase I facility to Nova Seas for a period of one month, subject to renewal for an additional one-month period with the mutual agreement of the parties, which was renewed on April 12, 2022, for a further one-month period.

On May 09, 2022, BPGIC entered into a Commercial Storage Agreement with Kurdos, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Kurdos for a period of three months, subject to renewal for an additional three-months period with the mutual agreement of the parties.

On May 10, 2022, BPGIC entered into two Commercial Storage Agreements with Avis, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Avis for a period of twelve months, subject to renewal for an additional twelve month period with the mutual agreement of the parties.

On May 19, 2022, BPGIC entered into two Commercial Storage Agreements with Euro American, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Euro American for a period of three months, subject to renewal for an additional three months period with the mutual agreement of the parties.

On May 25, 2022, BPGIC entered into two Commercial Storage Agreements with Sahra, pursuant to which BPGIC leased certain storage capacity of Phase I and II facility to Sahra for a period of six months, subject to renewal for an additional six-month period with the mutual agreement of the parties. On November 21, 2022, BPGIC entered into another Commercial Storage Agreement with Sahra, pursuant to which BPGIC leased certain storage capacity of Phase I and II facility to Sahra for a period of thirteen months, subject to renewal for an additional period with the mutual agreement of the parties.

On June 06, 2022, BPGIC entered into a Commercial Storage Agreement with First Trust, pursuant to which BPGIC leased certain storage capacity of Phase I and II facility to First Trust for a period of six months, subject to renewal for an additional period with the mutual agreement of the parties.

On July 01, August 04, September 09 and December 13, 2022, BPGIC entered into three Commercial Storage Agreements with Cengeo, pursuant to which BPGIC leased certain storage capacity of Phase I and II facility to Cengeo for a period of one, subject to renewal for an additional period with the mutual agreement of the parties. On February 2023, Cengeo novated the agreements entered with BPGIC to Atlantis.

On July 15, 2022, BPGIC entered into a Commercial Storage Agreement with Aachim, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Aachim for a period of twelve months, subject to renewal for an additional period with the mutual agreement of the parties.

On August 19, 2022, BPGIC entered into a Commercial Storage Agreement with Actirays, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Actirays for a period of twelve months, subject to renewal for an additional period with the mutual agreement of the parties.

On September 22, 2022, BPGIC entered into a Commercial Storage Agreement with Petraco pursuant to which BPGIC leased certain storage capacity of Phase I facility to Petraco for a period of two months, subject to renewal for an additional period with the mutual agreement of the parties.

On February 01, 2023, BPGIC entered into a Commercial Storage Agreement with Atlantis, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Atlantis for a period of twelve months, subject to renewal for an additional period with the mutual agreement of the parties.

On December 5, 2022, BPGIC and BPGIC III signed a land preparation work contract with Audex for Phase III, for the design and execution of the early preparation works for the Phase III land and for the terminal connectivity.

Storage Fee

For the years ended December 31, 2018, 2019, 2020, 2021 and 2022, BPGIC generated, respectively, 89 percent, 84 percent, 87 percent 90 percent and 95 percent of its total Phase I and Phase II revenue from monthly fees for storage services.

Ancillary Services

BPGIC charges all customers variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the existing Commercial Storage Agreements, the Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month the existing Storage Customers are each allocated an initial amount of throughput volume at no charge that corresponds with the storage capacity that they each lease. The Storage Customers are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As existing Storage Customers utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths. Upon mutual agreement, BPGIC could charge a supplementary fee to the extent to the existing Storage Customers exceed an agreed amount of throughput volume.

●	Blending & Circulation Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per hour. The existing Storage Customers are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

●	Heating Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per hour. The revenue BPGIC generates from such service fees varies based upon the activity levels.

●	Inter-Tank Transfer Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

The existing Commercial Storage Agreements provide that any fees charged by the Port of Fujairah in respect of the existing Storage Customers, as applicable, including transportation, loading, unloading, use of berths, marine charges, administration charges, penalties and/or use of any of the Port of Fujairah’s facilities, shall be paid by the existing Storage Customers, as applicable.

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

The description of the Business Combination Agreement does not purport to summarize all of the provisions of the agreement.

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

The description of the A&R Founders’ Registration Rights Agreement does not purport to summarize all of the provisions of the agreement.

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

Bond Offering Documents

In 2020, as part of the Bond Financing Facility, BPGIC issued bonds of $200 million to private investors with a face value of $1 and an issue price of $0.95. The issuance has a maximum size of $250.00 million, which includes the option for a tap issue of an additional $50.00 million subject to certain conditions. The proceeds of the Bond Financing Facility were used to repay the Phase I Financing Facilities, fund capital project for Phase II, repay the promissory note payable to Early Bird Capital, pre-fund the Liquidity Account and for general corporate purposes. The proceeds of the bonds were drawn down during November 2020 and outstanding term loans were fully settled.

The principal repayment of the Bond Financing Facility will be semi-annual payments of $7 million starting in September 2021 until March 2025, and one bullet repayment of $144 million in September 2025. The bonds bear interest at 8.5% per annum, payable along with the principal installments.

The description of the Bond Financing Facility does not purport to summarize all of the provisions of the Bond Financing Facility and is qualified in its entirety by reference to the full text of the Bond Terms dated September 22, 2020, Amendment No. 1 to the Bond Terms dated October 23, 2020 and Amendment No. 2 to the Bond Terms dated April 27, 2022, copies of which are attached hereto and incorporated by reference herein as Exhibits 2.7 and 2.8.

Bond Waiver letter

On April 27, 2022, the Group entered into an agreement with the Bondholders to implement following amendments to the Bond Financing Facility, effective immediately:

(a)	Waiver of the Events of Defaults that are triggered by the technical breaches of the Leverage Ratio and positive Working Capital covenants until December 31, 2022.

(b)	The requirement to maintain a Leverage Ratio to not exceed certain thresholds is suspended (waived) for the results period from December 31, 2021 to and including December 30, 2022, and shall be tested again for the 12 months results period from (and including) January 1, 2022 to December 31, 2022 (inclusive) at 3.5x, stepping down to 3.0x anytime thereafter (as per the original terms of the Bond Financing Facility). For the avoidance of doubt, the costs associated with the amendments shall not be taken into consideration in EBITDA when calculating Leverage Ratio.

(c)	The requirement to maintain a positive Working Capital is suspended (waived) for the period from December 31, 2021 to and including December 30, 2022, and shall be tested again starting from and including December 31, 2022.

(d)	Permitted Distribution:

(i)	No Permitted Distribution shall be made before BPGIC is in compliance with financial covenant requirements under the original terms of the Bond Facility Financing.

(ii)	Furthermore, BPGIC shall provide to the Bond Trustee a written statement signed by its chief executive officer and chief financial officer within three business days prior to any permitted distribution under the terms of the Bond Financing Facility that (A) states the amount being distributed as a permitted distribution, (B) confirms the conditions with respect to such distribution are satisfied, and (C) declares such distribution will not lead to an Event of Default on the next testing date.

Furthermore, for the year ending December 31, 2022 the Group is in the process of requesting further waivers or modification to the Bond terms from Bondholders including the following Clauses: 12.1 (a) and (b), 13.3, 13.13(a)(iii), Clause 13.13(b) and 1.1(d).

Although the Group is in technical breach of the Covenants under the Bond Terms, Management believes the future cash flows from operations are sufficient to meet its payment obligations to the Bondholders. Since the Bond issuance the Group has not defaulted on any payments.

Phase III Land Lease

On February 2, 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. The agreement provides for an initial 30 year term with an automatic 30 year renewal. Upon mutual agreement of the parties, the term of the Phase III Land Lease can be renewed or extended for a further period, the term of which is unspecified and therefore subject to agreement between the parties. BPGIC will begin paying rent under the Phase III Land Lease on the earlier of the date that is 18 months from the date of the Phase III Land Lease and the commissioning of the Phase III facility. In 2021, BPGIC entered into an agreement with the FOIZ for an additional one-year rent free period in respect of the Phase III. The initial annual rent will be $6,126,800 and rent increases by 2 percent per annum. All amounts in respect of rent for each quarter shall be invoiced by and paid to FOIZ in Dirhams by immediately available funds due net 30 days after receipt of invoice. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

The description of the Phase III Land Lease does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.84 and the novation agreement relating thereto, a copy of which is attached hereto and incorporated by reference herein as Exhibit [4.95].

Land Preparation Contract for Phase III

On December 5, 2022, BPGIC and BPGIC III signed a land preparation work contract with Audex, for the design and execution of the early preparation works for the Phase III land and for the terminal connectivity.

Preliminary Land Lease Agreement

As a first step in BRE’s planned Green Hydrogen and Green Ammonia Project, BRE has signed in June 2022, a preliminary land lease agreement for a 150,000 square meter plot in Abu Dhabi that will host the plant on a land plot with good access to the sea allowing for export of the produced products to its offtakers.

Term Loan

During the year, the Company obtained a new term loan facility from a commercial bank in the UAE amounting to $2.4 million to partially finance the purchase of a corporate office for the Company in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement. Subsequent to the year end on February 28, 2022, the Company has made a drawdown from the term loan facility.

The description of the Term Loan Facility does not purport to summarize all of the provisions of the Term Loan Facility and is qualified in its entirety by reference to the full text of the Terms dated October 6, 2021, copy of which are attached hereto and incorporated by reference herein as Exhibits [2.7] and [2.8].

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

The Company’s capital structure consists of shareholders’ equity and debt, which as disclosed in the audited financial information for the period ended December 31, 2022 includes the borrowings under the Financing Facilities while excluding derivative financial liabilities.

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
2021
+40 increase in basis points	Not Applicable
-40 decrease in basis points	Not Applicable
2020
+40 increase in basis points	Not Applicable
-40 decrease in basis points	Not Applicable

E. Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2022.

The Group has a low credit risk exposure on its trade receivables based on established policy, procedures and controls relating to customer credit risk management. Credit quality of the customer is assessed as part of contract negotiations. Outstanding receivables are regularly monitored. The Group had only five customers as at December 31, 2022.

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

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility.

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2022 based on contractual undiscounted payments.

	On Demand	Up to 1 Year	1-5 Years	>5 Years	Total
	($)	($)	($)	($)	($)
December 31, 2022
Borrowings (incl. accrued interest)	171,343,445	396,134	1,782,603	-	173,522,182
Lease Liability	-	5,428,131	17,164,474	68,280,806	90,873,411
Accounts payable, accruals & other payables (excl. accrued interest)	-	93,903,217	-	-	93,903,217
Total Due from Related Parties	171,343,445	99,727,482	18,947,077	68,280,806	358,298,810

December 31, 2021
Borrowings (incl. accrued interest)	182,781,617	-	-	-	182,781,617
Lease Liability	-	5,978,847	18,899,037	64,903,296	89,781,180
Accounts payable, accruals & other payables (excl. accrued interest)	-	86,300,281	-	-	86,300,281
Total Due from Related Parties	182,781,617	92,279,128	18,899,037	64,903,296	358,863,078

December 31, 2020
Term Loans (incl. accrued interest)	-	11,250,000	180,014,715	-	191,264,715
Lease Liability	-	6,586,405	20,812,094	60,113,234	87,511,733
Accounts payable, accruals & other payables (excl. accrued interest)	-	84,928,254	-	-	84,928,254
Total Due from Related Parties	-	102,764,659	200,826,809	60,113,234	363,704,702

December 31, 2019
Term Loans (incl. accrued interest)	-	17,834,569	33,610,603	40,550,347	91,995,519
Lease Liability	-	2,359,590	9,919,810	213,469,800	225,749,200
Derivative financial Instruments	-	1,518,249	-	-	1,518,249
Accounts payable, accruals & other payables (excl. accrued interest)	-	115,633,080	-	-	115,633,080
Total Due from Related Parties	-	137,345,488	43,530,413	254,020,147	434,896,048

December 31, 2018
Bank overdraft	3,745,048	-	-	-	3,745,048
Term Loans (incl. accrued interest)	95,702,779	-	-	-	95,702,779
Lease Liability	-	2,313,324	9,725,304	216,023,896	228,062,524
Derivative financial Instruments	-	1,190,073	-	-	1,190,073
Accounts payable, accruals & other payables (excl. accrued interest)	-	35,946,217	-	-	35,946,217
Total Due from Related Parties	99,447,827	39,449,614	9,725,304	216,023,896	364,646,641

The derivative warrant liabilities have not been included in the table above as there is no requirement to settle the Warrants in cash.

H. Operations Risk

The Company’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers - Dubai, an insurance broker. The program covers the Phase I and Phase II facilities and related assets, and the liabilities of the Phase I and Phase II operations and the Company. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. The Company additionally maintains local insurance, including healthcare and other insurance required by the Company’s jurisdiction.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2021, the Company was in technical breach of the requirements to comply with the leverage ratio and working capital thresholds. Even though the lenders did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has classified the respective bonds as a current liability at the end of December 31, 2021. Subsequent to the year end, the lenders have confirmed their intention to not require immediate repayment of the outstanding amounts or alter the repayment pattern in the original bond agreement. In April 2022, the Group entered into an agreement with its lender to waive off the requirement for the Group to comply with leverage ratio and working capital financial covenant for the 12-month period from December 31 2021 to 31 December 2022.

Furthermore, for the year ending December 31, 2022 the Group is in the process of requesting further waivers or modification to the Bond terms from Bondholders including the following Clauses: 12.1 (a) and (b), 13.3, 13.13(a)(iii), Clause 13.13(b) and 1.1(d).

Although the Group is in technical breach of the Covenants under the Bond Terms, Management believes the future cash flows from operations are sufficient to meet its payment obligations to the Bondholders. Since the Bond issuance, the Group has not defaulted on any payments.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Interim Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Exchange Act), were not effective to provide reasonable assurance described above as of December 31, 2022 due to the material weaknesses in our internal control over financial reporting described below in Management’s annual report on internal control over financial reporting.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, our Interim Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

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

There are material weaknesses in the Company’s internal control over financial reporting as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were (i) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (ii) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. These material weaknesses could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

Remediation Activities

In order to address the material weaknesses in internal control over financial reporting described above, management has begun the process of developing a remediation plan to start addressing the material weaknesses, including (i) hiring personnel with relevant public reporting experience, (ii) conducting training for Company personnel with respect to IFRS and SEC financial reporting requirements and (iii) engaged a third party to prepare standard operating procedures for the Company.

In this regard, the Company has, and will continue to, dedicate internal resources, training their personnel with public reporting experience, and ensure that outside consultants adopted a detailed work plan to assess and document the adequacy of its internal control over financial reporting. This has, and may continue to, include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

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

(d) Changes in internal control over financial reporting

For the years from 2018 to December 2022, there were no material change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In December 2022, the Group appointed a new management team who are overseeing the upgrading and improving of internal controls over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tony Boutros qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F and is independent. See “Item 6.A Directors, Senior Management and Employees—Directors and Executive Officers” for Mr. Boutros’s experience and qualifications.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2022. Our audit committee also discussed all the matters required by professional auditing standards to be discussed with our independent registered public accounting firm, Affiniax A A S Auditors, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. In addition, the audit committee has received from our independent registered public accounting firm written disclosure required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and has discussed with our independent registered public accounting firm its independence from the Company and its management. Based on its review and discussions, including discussions without management or members of the independent registered public accounting firm present, our audit committee recommended to our board of directors, and our board of directors has approved, that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2022.

The following table shows total fees for services rendered to the Group by its independent registered public accounting firms for the years ended December 31.

	Year Ended December 31
	2018	2019	2020
	Restated	Restated	Restated	2021	2022
	($)	($)	($)	($)	($)
Audit Fees	219,996	600,410	497,015	701,518	507,800
Audit-Related Fees	-	-	-	-	-
Tax Fees	-	-	-	-	-
All Other Fees	-	-	-	-	-
Total	219,996	600,410	497,015	701,518	507,800

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

All audit services performed by the Company’s independent registered public accounting firm during the year ended December 31, 2022 were approved by our board of directors following recommendation of such approval by the audit committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE ABOUT FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, together with the report of the independent registered public accounting firm are included as the “F” pages to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Brooge Energy Limited (incorporated by reference to Exhibit 1.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.1	Specimen Ordinary Share Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.2	Specimen Warrant Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.2 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.3	Warrant Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas Investment Company (incorporated by reference to Exhibit 4.1 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

2.4	Rights Agreement, dated June 19, 2018, between Twelve Seas Investment Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

2.5	Amendment to Warrant Agreement and Rights Agreement, dated as of December 20, 2019, by and among Continental Stock Transfer & Trust Company, Twelve Seas Investment Company, and Brooge Holdings Limited. (incorporated by reference to Exhibit 2.5 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

2.6	Description of the Registrant’s Securities (incorporated by reference to Exhibit 2.6 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.7	Bond Terms, dated September 22, 2020, between Brooge Petroleum and Gas Investment Company FZE and Nordic Trustee AS (incorporated by reference to Exhibit 4.7 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

2.8	Amendment Agreement No. 1, dated October 23, 2020 to Bond Terms between Brooge Petroleum and Gas Investment Company FZE and Nordic Trustee AS (incorporated by reference to Exhibit 4.8 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.1†	Form of Joinder to Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.111 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.2†	Form of Transferee Voting Agreement (incorporated by reference to Exhibit 10.112 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.3	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.4	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Dimitri Elkin (incorporated by reference to Exhibit 10.6 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.5	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Gregory A. Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.6	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Neil Richardson, Stephen A. Vogel, Bryant B. Edwards and Stephen N. Cannon (incorporated by reference to Exhibit 10.8 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.7	Investment Management Trust Account Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.8	Registration Rights Agreement, dated June 19, 2018, among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.9	Share Escrow Agreement, dated June 19, 2018, by and among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.10	Rights Agreement, dated June 19, 2018, between Twelve Seas and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.11	Securities Subscription Agreement, dated December 11, 2017, between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).

4.12	Amended and Restated Unit Subscription Agreement, dated June 19, 2018, by and between the Registrant and the Initial Shareholders for founders’ units (incorporated by reference to Exhibit 10.4 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.13	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form S-1/A (File No. 333-225352), filed with the SEC on June 14, 2018).

4.14	Administrative Services Agreement, dated June 19, 2018, between Twelve Seas and Twelve Seas Capital, Inc. (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.15	Form of Business Combination Marketing Agreement between Twelve Seas and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 of Twelve Seas’ Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018).

4.16	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 19, 2019).

4.17	Sponsor Promissory Note, dated December 11, 2017 (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).

4.18	Sponsor Promissory Note, dated April 4, 2019 (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 5, 2019).

4.19†	Land Lease Agreement, dated March 10, 2013, by and between Fujairah Municipality and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.20 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.20†	Novation Agreement, dated September 1, 2014, by and among Fujairah Municipality, Fujairah Oil Industry Zone, and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.21 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.21†	Access to and Use of Port Facilities Agreement, undated, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.22 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.22*	Offer Letter, dated April 6, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and BPGIC (incorporated by reference to Exhibit 10.23 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.23	Offer Letter (Addendum), dated July 24, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.24 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.24	Offer Letter (Addendum), dated November 13, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.25 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.25	Offer Letter (Addendum), dated December 31, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.26 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.26*	No Objection Letter in Respect of the Oil Storage Terminal Project, dated April 13, 2015, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.27 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.27	Offer Letter (Addendum), dated June 24, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.28 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.28†	Master Istisna’ Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.29 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.29*	Offer Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.30 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.30†	Master Forward Lease Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.31 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.31†	Forward Lease, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.32 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.32*†	Common Terms Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.33 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.33†	Commercial Mortgage, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.34 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.34†	Assignment of Contracts, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.35 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.35*†	Investment Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.36 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.36	Service Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.37†	Purchase Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.38 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.38†	Sale Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.39 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.39†	Seller Option Deed, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.40 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.40*	Account Pledge and Assignment, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.41 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.41	Conditional Waiver Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.42 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.42*	Common User Pipe Rack 3 Concession Agreement, dated March 31, 2016, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.43 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.43*†	The Service Agreement, dated April 1, 2017, by and between Brooge Petroleum and Gas Investment Company and Flowi Facility Management LLC (incorporated by reference to Exhibit 10.44 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.44*	Facility Offer Letter, dated April 9, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.45 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.45	Addendum to Forward Lease, dated April 26, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.46 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.46	Agreement, dated April 27, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.47 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.47	Employment Agreement, dated May 21, 2017, by and between Nicolaas Paardenkooper and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.48 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.48	Employment Agreement Annexure, dated January 8, 2018, by and between Brooge Petroleum and Gas Investment Company FZC and Nicolaas Paardenkooper (incorporated by reference to Exhibit 10.49 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.49*	Facility Offer Letter, dated June 4, 2018, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.50 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.50†	Murabaha Agreement for the Sale and Purchase of Commodities, undated, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.51 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.51	Letter of Condition Waiver, dated June 21, 2018, by and between First Abu Dhabi Bank and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.52 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.52	Letter Agreement for Renewal of Service Agreement, dated July 1, 2018, by and between Flowi Facility Management LLC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.53 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.53†	Contract for the Provision of Project Management Consultancy (PMC) Services Agreement, dated July 26, 2018, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.54 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.54*†	The Contract Agreement, dated September 3, 2018, by and between Audex Fujairah LL FZE and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.55 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.55†	Master Istisna’ Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.56 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.56†	Master Forward Lease Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.57 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.57*†	Common Terms Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.58 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.58	Title Agency Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.59 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.59	Indemnity Undertaking, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.60 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.60	Form of Non-Executive Director Agreement (incorporated by reference to Exhibit 10.96 of Brooge Energy Limited’s Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on August 17, 2020).

4.61†	Business Combination Agreement, dated April 15, 2019, by and among Twelve Seas, the Company, Merger Sub, BPGIC, and BPGIC Holdings, as amended (incorporated by reference to Exhibit 2.1 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.62	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).

4.63	Chief Financial Officer Employment Offer Letter, dated May 27, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Saleh Mohamed Yammout (incorporated by reference to Exhibit 10.65 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.64	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.65†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.67	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.68	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.70	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).

4.71†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.72	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.73†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji (incorporated by reference to Exhibit 4.74 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.74	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.75 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.75	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.76†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.77 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.77	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 4.78 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.78	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019 (incorporated by reference to Exhibit 4.79 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.79	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.80	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 4.81 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.81	Amendment to Phase I Construction Facilities Letter, dated December 30, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.82 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.82	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited (incorporated by reference to Exhibit 4.83 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.83	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.84 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.84	Land Lease Agreement, dated as of February 2, 2020, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.89	Proposal for Front End Engineering Design (FEED), dated April 20, 2020, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 4.91 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.90	Chief Financial Officer Offer Letter, dated as of April 27, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and Syed Masood Ali (incorporated by reference to Exhibit 15.3 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020) (incorporated by reference to Exhibit 4.92 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.91	Amendment to Phase I Construction Facilities Letter, dated June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.93 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.92	Movable Asset Mortgage, dated as of June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.94 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.93	Account Pledge (First Party), dated as of June 15, 2020, by and between by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.95 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.95†	Novation Agreement, dated October 1, 2020, by and among Fujairah Oil Industry Zone, Brooge Petroleum & Gas Investment Company FZE and Brooge Petroleum & Gas Investment Company Phase III FZE (incorporated by reference to Exhibit 10.98 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.96*	Commercial Storage Agreement dated November 10, 2020, between Brooge Petroleum and Gas Investment Company FZE and JayKay Trading Company FZE.

4.97*	Commercial Storage Agreement dated December 6, 2020, between Brooge Petroleum and Gas Investment Company FZE and JayKay Trading Company FZE.

4.98*	Commercial Storage Agreement dated November 19, 2020, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.99*	Commercial Storage Agreement dated November 26, 2020, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.100*	Commercial Storage Agreement dated March 4, 2021, between Brooge Petroleum and Gas Investment Company FZE and A&T Offshore FZC.

4.101*	Commercial Storage Agreement dated January 13, 2021, between Brooge Petroleum and Gas Investment Company FZE and NuFuel Trading FZE.

4.102*	Commercial Storage Agreement dated February 14, 2021, between Brooge Petroleum and Gas Investment Company FZE and S A A Trading Refined Oil Products Abroad.

4.103*	Commercial Storage Agreement dated March 30, 2021, between Brooge Petroleum and Gas Investment Company FZE and Valor International FZC.

4.112	Commercial Storage Agreement, dated April 27, 2021, by and between BPGIC and Golden Bridge Trading Refined Oil Products Abroad LLC (incorporated by reference to Exhibit 4.1 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.113	Commercial Storage Agreement, dated April 8, 2021, by and between BPGIC and S A A Trading Refined Oil Products Abroad. (incorporated by reference to Exhibit 4.2 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.114	Commercial Storage Agreement, dated May 1, 2021, by and between BPGIC and Synergy Petrochem L.L.C. (incorporated by reference to Exhibit 4.3 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.115	Commercial Storage Agreement, dated April 22, 2021, by and between BPGIC and Synergy Petrochem L.L.C. (incorporated by reference to Exhibit 4.4 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.116	Commercial Storage Agreement, dated April 20, 2021, by and between BPGIC and Valor International FZC (incorporated by reference to Exhibit 4.5 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.117	Commercial Storage Agreement, dated April 22, 2021, by and between BPGIC and Valor International FZC (incorporated by reference to Exhibit 4.6 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.118	Commercial Storage Agreement, dated April 22, 2021, by and between BPGIC and Valor International FZC. (incorporated by reference to Exhibit 4.7 of Brooge Energy Limited’s Report on Form 6-K filed with the SEC on June 2, 2021).

4.119	Commercial Storage Agreement dated May 02, 2019, between BPGIC and Napag Trading LTD

4.120	Commercial Storage Agreement dated June 19, 2019, between BPGIC and Beneathco

4.121	Commercial Storage Agreement dated April 22, 2020, between BPGIC and Totsa Total Oil Trading

4.122	Commercial Storage Agreement dated November 11, 2020, between BPGIC and Synergy.

4.123	Commercial Storage Agreement dated November 11, 2020, between BPGIC and Synergy.

4.124	Commercial Storage Agreement dated December 13, 2020, between BPGIC and Synergy.

4.125	Commercial Storage Agreement dated March 29, 2021, between BPGIC and Nufuel Trading FZE.

4.126	Commercial Storage Agreement dated April 13, 2021, between BPGIC and Valor International.

4.127	Commercial Storage Agreement dated April 13, 2021, between BPGIC and Valor International.

4.128	Commercial Storage Agreement dated May 04, 2021, between BPGIC and A Three Energy FZE.

4.129**	Commercial Storage Agreement dated June 02, 2021, between BPGIC and SAA Trading Refined Oil Products Abroad.

4.130**	Commercial Storage Agreement dated August 16, 2021, between BPGIC FZE and Ali AlMutawa Petroleum and Petrochemical Trading LLC.

4.131**	Commercial Storage Agreement dated September 30, 2021, between BPGIC and Basrah Energy FZC.

4.132**	Commercial Storage Agreement dated December 16, 2021, between BPGIC and Basrah Energy FZC.

4.133**	Commercial Storage Agreement dated January 17, 2022, between BPGIC and Basrah Energy FZC.

4.134**	Commercial Storage Agreement dated April 11, 2022, between BPGIC and Basrah Energy FZC.

4.135**	Commercial Storage Agreement dated December 15, 2022, between BPGIC and Lecotra DMCC.

4.136**	Commercial Storage Agreement dated January 21, 2022, between BPGIC and ENOC Supply & Trading LLC.

4.137**	Commercial Storage Agreement dated January 25, 2022, between BPGIC and ENOC Supply & Trading LLC.

4.138**	Commercial Storage Agreement dated September 30, 2021, between BPGIC and Newton Petroleum Trading LLC.

4.139**	Commercial Storage Agreement dated March 16, 2021, between BPGIC and Newton Petroleum Trading LLC.

4.140**	Commercial Storage Agreement dated May 10, 2022, between BPGIC and Avis Trading Crude Oil Abroad.

4.141**	Commercial Storage Agreement dated May 10, 2022, between BPGIC and Avis Trading Crude Oil Abroad.

4.142**	Commercial Storage Agreement dated May 19, 2022, between BPGIC and Euro American International Energy LLC.

4.143**	Commercial Storage Agreement dated May 19, 2022, between BPGIC and Euro American International Energy LLC.

4.144**	Commercial Storage Agreement dated May 25, 2022, between BPGIC and Sahra Oil FZE.

4.145**	Commercial Storage Agreement dated May 25, 2022, between BPGIC and Sahra Oil FZE.

4.146**	Commercial Storage Agreement dated June 06, 2022, between BPGIC and First Trust Energy Petrochemicals Trading.

4.147**	Commercial Storage Agreement dated July 15, 2022, between BPGIC and Aachim Energy FZE.

4.148**	Commercial Storage Agreements dated July 01, 2022, between BPGIC and Cengeo New Energy FZ-LLC.

4.149**	Commercial Storage Agreements dated August 04, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.150**	Commercial Storage Agreement dated November 21, 2022, between BPGIC and Sahra Oil FZE.

4.151**	Commercial Storage Agreements dated September 09, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.152**	Commercial Storage Agreement dated August 2022, between BPGIC and Actirays Middle East Trading FZE.

4.153**	Commercial Storage Agreement dated November 2022 between BPGIC and Sahra Oil FZE.

4.154**	Commercial Storage Agreements dated December 13, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.155**	Commercial Storage Agreements dated February 01, 2023, between BPGIC and Atlantis Commodities Trading HK Limited.

4.156**	Commercial Storage Agreement dated August 23, 2022 between BPGIC and Petraco.

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

15.1	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

15.2	Compensation Committee Charter incorporated by reference to Exhibit 15.2 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.
**	To be filed by amendment.
†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOGE ENERGY LIMITED

April 26, 2023	By:	/s/ Lina Saheb
		Name:	Lina Saheb
		Title:	Interim Chief Executive Officer

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2022

BROOGE ENERGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-4

Consolidated Statement of Comprehensive Income as of December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-7

Consolidated Statement of Financial Position as of December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-8

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-9

Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-10

Notes to the Consolidated Financial Statements	F-11

Brooge Energy Limited

Consolidated Financial Statements
December 31, 2022

Brooge Energy Limited

Index to the Financial Statements

December 31, 2022

Office 106, The Binary Al Abraj Street Business Bay PO Box 413383 Dubai / UAE [T] +971 4 557 8358 [E] mail@affiniax.com

Independent Auditor’s Report

To the Board of Directors and Shareholders of Brooge Energy Limited and its Subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Brooge Energy Limited and its Subsidiaries, (“the Group”), which comprise of the consolidated statement of financial position as at December 31, 2022, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying consolidated financial statements, present fairly, in all material respects, the consolidated financial position of Brooge Energy Limited and its Subsidiaries as at December 31, 2022 and its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with PCAOB & International Standards on Auditing (ISA’s). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

a. We draw your attention to Note 19 wherein the Group has allocated funds received in prior years from M/s Brooge International Advisory LLC. Since the Group could not obtain the confirmation from subject party to identify the purpose and repayment terms, if any; before signing date of this report, the amount has been classified as Other payable in the consolidated financial statements for the year ended December 31, 2022.

Emphasis of Matter (Continued)

b. Considering the significance of the above amount involved, we have further reviewed the legal documents of M/s Brooge Petroleum and Gas Investment Company and M/s Brooge International Advisory LLC (BIA) to determine whether they are related parties in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Company has further undertaken vide resolution dated April 23, 2023 to consider BIA as a related party.  Based on the above representation and applying the concept of substance over form, it indicates that BIA is a related party.

c. We draw attention to consolidated statement of financial position in the consolidated financial statements, which indicates that the as of December 31, 2022, the Group’s current liabilities exceed current assets by USD 265,445,772. The shareholders have undertaken to provide continued financial support. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no other key audit matters to communicate in our report.

Responsibility of the Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, as applicable, matters related to going concern and using the going concern basis of accounting, unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

As part of an audit in accordance with ISA’s, we exercise professional judgement and maintain professional skepticism throughout the audit. We also;

●     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error as fraud may involve collusion, forgery, intentional omissions, misrepresentation or override of internal controls.

●    Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

●     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●     Conclude on the appropriateness of Management’s use of going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the Management with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Management, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters.

Affiniax A A S Auditors

Dubai,

United Arab Emirates,

April 24, 2023

Brooge Energy Limited

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2022

(Figures in USD)	Note	2022	2021

Revenue	6	81,540,776	41,761,615
Direct costs	7	(24,691,442)	(14,984,022)
Gross profit		56,849,334	26,777,593

Other income	8	180,345	6,237,620
Change in estimated fair value of derivative warrant liability	20	7,430,035	1,486,023
General and administration expenses	9	(15,652,819)	(7,422,870)
Finance costs	10	(25,417,989)	(6,810,718)
Changes in fair value of derivative financial instruments	16	3,840,379	5,422,917
Profit for the year		27,229,285	25,690,565
Other comprehensive income		Nil	Nil
Total Comprehensive Income for the year		27,229,285	25,690,565
Basic and diluted earnings per share	28	0.31	0.29

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Financial Position

As at December 31, 2022

(Figures in USD)	Note	2022	2021

ASSETS
Current Assets
Cash and cash equivalents	11	8,259,981	7,380,991
Trade accounts receivables	12	5,275,047	3,771,492
Inventories	13	315,576	250,360
Other receivables and prepayments	14	724,093	1,131,868
Total Current Assets		14,574,697	12,534,711

Non-Current Assets
Restricted bank balance	11	8,500,000	8,500,000
Property, plant and equipment	15	426,040,639	427,266,913
Derivative financial instrument	16	9,306,741	5,422,917
Advances to contractor	17	15,223,215	3,499,988
Total Non-Current Assets		459,070,595	444,689,818
Total Assets		473,645,292	457,224,529

LIABILITIES AND EQUITY

Current Liabilities
Trade and accounts payable	18	23,464,803	18,189,493
Other payable	19	74,253,965	74,253,965
Derivative warrant liability	20	4,245,780	11,675,815
Borrowings	21	171,739,579	182,781,617
Lease liabilities	22	6,316,342	8,976,452
Total Current Liabilities		280,020,469	295,877,342

Non-Current Liabilities
Borrowings	21	1,782,603	Nil
Lease liabilities	22	84,557,069	80,804,728
Employees’ end of service benefits	23	134,200	60,624
Asset retirement obligation	24	2,056,259	1,990,399
Total Non-Current Liabilities		88,530,131	82,855,751

Equity
Share capital	25	8,804	8,804
Share premium	25	101,777,058	101,777,058
Statutory reserve		680,643	680,643
Accumulated losses		(67,763,600)	(94,992,885)
Shareholder’s account		70,391,787	71,017,816
Total Equity Attributable to the Shareholders		105,094,692	78,491,436
Total Liabilities and Equity		473,645,292	457,224,529

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Changes in Equity

As at December 31, 2022

(Figures in USD)	Share Capital	Share Premium	Statutory Reserve	Retained Earnings	Shareholder’s Account	Total

As at January 01, 2021	8,804	101,777,058	344,848	(120,347,655)	70,761,998	52,545,053
Profit for the year	Nil	Nil	Nil	25,690,565	Nil	25,690,565
Transferred to statutory reserve	Nil	Nil	335,795	(335,795)	Nil	Nil
Movements during the year	Nil	Nil	Nil	Nil	255,818	255,818
As at December 31, 2021	8,804	101,777,058	680,643	(94,992,885)	71,017,816	78,491,436
Profit for the year	Nil	Nil	Nil	27,229,285	Nil	27,229,285
Movements during the year	Nil	Nil	Nil	Nil	(626,029)	(626,029)
As at December 31, 2022	8,804	101,777,058	680,643	(67,763,600)	70,391,787	105,094,692

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Cash Flows

Year Ended December 31, 2022

(Figures in USD)	2022	2021

Cash Flow from Operating Activities

Profit for the year	27,229,285	25,690,565

Adjustments for:
Depreciation of property, plant and equipment	13,541,757	7,948,404
Interest charged on lease liability	10,398,008	11,774,031
Provision for employees’ end of services benefits	256,890	31,551
Change in estimated fair value of derivative warrant liability	(7,430,035)	(1,486,023)
Net changes in fair value of derivative financial instruments	(3,840,379)	(5,422,917)
Rent waiver	Nil	(6,126,800)
Write back of accrued interest not settled	Nil	Nil
Asset retirement obligation - accretion expense	65,859	28,252

Changes in operating assets and liabilities
Increase in trade accounts and other receivable and prepayments	(1,095,780)	(4,509,487)
(Increase) / Decrease in inventories	(65,216)	71,423
Increase in trade and accounts payable	5,275,311	422,915
Increase in other payable	Nil	800,359
Payment of employees’ end of services benefits	(183,314)	(11,441)
Net cash generated from operating activities	44,152,386	29,210,832

Cash Flow from Investing Activities

Amount (deposited) / withdrawn in restricted bank account	(1,390,381)	12,471,290
Advance to contractors	(11,723,227)	12,958,264
Purchase of property, plant and equipment	(12,315,483)	(66,822,976)
Net cash used in investing activities	(25,429,091)	(41,393,422)

Cash Flow from Financing Activities

Proceeds from term loan	2,178,737	Nil
Repayment of bonds	(11,481,617)	(4,233,098)
Payment of lease liability	(9,305,777)	(3,377,784)
Movement in shareholder’s account	(626,029)	255,818
Net cash used in financing activities	(19,234,686)	(7,355,064)

Net change in cash and cash equivalents	(511,391)	(19,537,654)
Cash and cash equivalents at beginning of the year	1,452,316	20,989,970
Cash and cash equivalents at end of the year	940,925	1,452,316

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

1	Legal Status, Management and Business Activity

The consolidated financial statements comprise of the financial statements of Brooge Energy Limited (“Company”) and its subsidiaries on a line-by-line basis. The Company and its subsidiaries are collectively referred to as the “Group”.

The details of the Group are as follows:

a. Brooge Energy Limited (“Company”)

The Company, is a Company with limited liability registered as an exempted company in the Cayman Islands.

The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

The Company changed its name from Brooge Holdings Limited to Brooge Energy Limited on April 07, 2020.

The subsidiaries of the Company are as follows:

i. Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”)

BPGIC FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 13-FZE-1117.

BPGIC FZE is a 100% subsidiary of the Company.

ii. Brooge Petroleum and Gas Investment Company Phase III FZE (BPGIC Phase III FZE)

BPGIC Phase III FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 20-FZE-1972.

BPGIC Phase III FZE is a 100% subsidiary of the Company.

iii. BPGIC International

BPGIC International formerly known as Twelve Seas, is a company with limited liability registered as an exempted company in the Cayman Islands.

BPGIC International is a 100% subsidiary of the Company.

iv. Brooge Petroleum and Gas Management Company Limited (BPGMC Limited)

BPGMC Limited is a company with limited liability registered in Dubai International Financial Centre (DIFC) with commercial license number CL3852. BPGMC Limited was a 100% subsidiary of the Company.

As of December 21, 2022 BPGMC Limited has been officially dissolved (voluntary winding up ) and has ceased to exist as a DIFC entity.

v. BPGIC Phase 3 Limited (BPGIC Phase III Ltd)

BPGIC Phase 3 Limited is a Free Zone Company with limited liability formed in accordance with the provisions of Jebel Ali Free Zone Authority Offshore Companies Regulations 2018. The registration number of BPGIC Phase 3 Limited is 226933.

BPGIC Phase 3 Limited is a 100% subsidiary of the Company.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

1	Legal Status, Management and Business Activity (Continued)

The service provided by the group is oil storage and related services at the Port of Fujairah in the Emirate of Fujairah, UAE. The Group currently operates phase I and phase II, comprising 22 tanks with a total capacity of 1,001,388 cubic meters (“cbm”), fully operational for provision of storage and other ancillary processes of crude and clean oil. The Group has commenced early preparation work for its phase III project where it intends to construct additional storage and refinery facilities.

The Company was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below.

On 15 April 2019, BPGIC FZE entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

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

The reaudited consolidated financial statements were authorised for issue by the Board of Directors.

On Aug. 17, 2022 the Company announced that its majority shareholder, BPGIC Holdings Limited (“Holdings”), has expressed an interest to acquire all the shares of the Company that it does not currently own and to take the Company private. The Board of Directors of the Company is considering the proposal and will be entering into substantive negotiations. Any transaction, if entered into, will be subject to the receipt of a fairness opinion and approval of the Company’s shareholders and bondholders. There can be no assurance that a transaction will be entered into.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

2	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board “IASB”. These consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group.

All financial information presented in USD has been rounded to the whole numbers, unless otherwise stated. The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments and derivative liability.

(i) Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

●	Exposure, or rights, to variable returns from its involvement with the investee; and

●	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including

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

Details of subsidiaries as at 31 December 2022 are stated in Note 1.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

2	Basis of Preparation of Consolidated Financial Statements (Continued)

(i) Subsidiaries (Continued)

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

(iii) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any noncontrolling interests in the acquiree. For each business combination, the Group elects whether to measure the noncontrolling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

2	Basis of Preparation of Consolidated Financial Statements (Continued)

(iii) Business combinations (Continued)

Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations. Under this approach, the difference between the fair value of the consideration paid less the fair value of the net assets acquired, is recognized as a listing expense in profit or loss.

2.1	Going Concern

During the year ended 31 December 2022, the Group earned a profit of USD 27.2 million and generated positive cash flows of USD 44.1 million. Further, as at that date, the Group had unrestricted cash and cash equivalents of USD 0.9 million.

As of 31 December 2022, the Group was in technical breach with leverage ratio and working capital financial covenant requirements. Even though the lender did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, as of 31 December 2022, the Group has classified its debt balance of USD 171,739,579 as a current liability. As of 31 December 2022, the Group’s current liabilities exceeded its current assets by USD 265,445,772. All of the above represents a material uncertainty that casts significant doubt upon the Company’s ability to continue as a going concern.

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

3	Changes in Accounting Policies And Disclosures

New and Amended Standards and Interpretations.

The Group has adopted the following new and amended IFRS’s in these consolidated financial statements.

●	Annual Improvements to IFRS Standards 2018 – 2020 – Amendments to IFRS 1, IFRS 9, illustrative examples accompanying IFRS 16 and IAS 41.

●	Property, Plant and Equipment - Proceeds before intended use - Amendments to IAS 16

●	Reference to Conceptual Framework - Amendments to IFRS 3

●	Onerous Contracts - Cost of Fulfilling a Contract - Amendments to IAS 37

The adoption of above standards and amendments did not have any significant impact on the consolidated financial statements of the Group.

New Standards and Interpretations Not Yet Effective

The Group intends to adopt the following standards, if applicable, when they become effective.

●	IFRS 17 - Insurance contracts is effective for reporting periods beginning on or after 1 January 2023;

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current, the amendments are effective for annual reporting periods beginning on or after 1 January 2024;

●	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies, the amendments are effective for annual reporting periods beginning on or after 1 January 2023;

●	Amendments to IAS 8: Definition of accounting estimates is effective for reporting periods beginning on or after 1 January 2023;

●	Amendments to IAS 12: Deferred tax related to assets and liabilities arising from single transaction, the amendments are effective for annual reporting periods beginning on or after 1 January 2023;

●	Amendments to IFRS 4: Insurance Contracts – Extension of temporary exemption from applying, the amendments are effective for annual reporting periods beginning on or after 1 January 2023;

The Group does not expect these new standards and amendments to have any significant impact on the consolidated financial statements, when implemented in future periods.

4	Significant Accounting Estimates and Judgements

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

Estimation and Assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

4	Significant Accounting Estimates And Judgements (Continued)

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

Useful Life and Depreciation of Property, Plant and Equipment

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

4	Significant Accounting Estimates And Judgements (Continued)

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

Classification of warrants

In connection with the completion of the business combination on 20 December 2019 as described in Note 1 and Note 20 the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

5	Summary of Significant Accounting Policies

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

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

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Fair values

The fair value of the financial assets and liabilities at the date of consolidated statement of financial position approximate their carrying amounts in the consolidated statement of financial position.

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

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Current and Non-Current Classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current / non-current classification.

An asset is current when it is:

-	Expected to be realized or intended to be sold or consumed in normal operating cycle.

-	Held primarily for the purpose of trading.

-	Expected to be realised within twelve months after the reporting period, or

-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

-	It is expected to be settled in normal operating cycle. - It is held primarily for the purpose of trading.

-	It is due to be settled within twelve months after the reporting period, or

-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Taxes

Value Added Tax:

Expenses and assets are recognized net of the amount of input tax, except:

-	When the input tax is incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the input tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

-	The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position, as applicable.

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the BPGIC FZE and the tax on which is paid/due to be paid by the BPGIC FZE to the Supplier.

Output VAT is recognized in respect of taxable supply of goods/services rendered by the BPGIC FZE on which tax is charged and due to be paid to the UAE Federal Tax Authority.

Borrowing Costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Borrowing Costs (Continued)

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the consolidated statement of comprehensive income (within profit and loss) in the period during which they are incurred.

Property, Plant and Equipment

Property, plant and equipment, is stated at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs includes expenditure that is directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

The cost of replacing or addition to an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred.

Depreciation is charged to write off the cost of assets using the straight line method as follows:

Buildings	25 years
Tanks	50 years
Installations	20 - 25 years
Other Equipment	5 years
Right of use asset – Land	60 years

The useful lives and depreciation method are reviewed periodically to ensure that the year and method of depreciation are consistent with the pattern of economic benefits expected to flow to the Group through the use of items of property, plant and equipment.

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as profit or loss in the consolidated statement of comprehensive income.

Capital work in progress.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Leases

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

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non cancellable period of a lease.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

Financial Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost include other receivables and due from related parties.

Financial assets at fair value through OCI, impairment losses or reversals are recognised in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

Financial assets (Continued)

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

The Group derecognizes a financial asset when the contractual rights to the cash flow from the assets cease and any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Offsetting of Financial Instruments:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

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

Escrow shares issued as part of the reverse acquisition are subject to meeting certain financial milestones during the vesting period as disclosed in Note 28. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

Non-derivative financial assets and liabilities

Receivables

Receivables are those financial assets that have fixed or determinable payments and for which there is no active market are initially recognized at fair value plus any directly attributable transactions costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method. These comprise trade accounts and other receivables, receivables from related parties, bank balances including fixed and margin deposits with banks.

Receivables are carried at certified revenue less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off when identified.

Trade Accounts and Other Receivable

Receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

The Management undertakes a periodic review of amounts recoverable from trade and other receivable, and determines recoverability based on various factors such as ageing of receivable, payment history, collateral available and other knowledge about the receivable.

Provision for bad and doubtful debts represents estimates of ultimate unrealizable debts. The estimates are judgmental and are based on case based evaluation by the management.

Provisions created during the year are reflected in the operating results of the year. Debts which are recognised as unrealizable are written off during the year.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, banks accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Statutory Reserve

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

Trade Accounts and Other Payable

Trade accounts and other payable are stated at nominal amounts payable for goods or services rendered.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

5	Summary of Significant Accounting Policies (Continued)

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

Provisions

Provisions are recognised when the Group has a present obligation as a result of past event and it is probable that the outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the amount expected to be required to settle the obligation and the risk specific to the obligation.

Foreign Currencies Translations

The consolidated financial statements are presented in US Dollars, which is the Group’s functional and presentation currency.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

6	Revenue

Storage rental income Miscellaneous income (Note 6.1) Ancillary services

(Figures in USD)	2022	2021
Storage rental income	77,577,633	37,467,396
Miscellaneous income (Note 6.1)	2,039,396	1,681,878
Ancillary services	1,923,747	2,612,341
	81,540,776	41,761,615

Note 6.1

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017.

The commercial contracts with customers related to the Phase 1 and Phase 2 have been assigned as security against the borrowing obtained in 2020.

Miscellaneous income represents port charges of USD 2,039,396 that are paid by the Group to the port authority and recharged to the customers.

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a contract with its customers. Accordingly, there is no cyclicality in the Group’s operations.

7	Direct Costs

Depreciation on property, plant and equipment (Note 15)	12,615,658	6,806,198
Employees’ costs	4,232,980	3,891,969
Reimbursable port charges (Note 6.1)	2,039,396	1,681,878
Spare parts and consumables used	1,460,979	938,386
Insurance charges	955,977	782,357
Maintenance charges	2,741,780	332,658
Others	644,672	550,576
	24,691,442	14,984,022

8	Other Income

Rent- waiver (Note 22)	Nil	6,126,800
Miscellaneous	180,345	110,820
	180,345	6,237,620

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

9	General and Administration Expenses

(Figures in USD)	2022	2021
Employees’ cost	3,292,361	2,486,933
Legal and professional	7,383,335	2,877,264
Sales and marketing	3,026,399	60,389
Insurance	949,784	937,329
Rent	166,894	112,306
Office expenses	409,544	393,187
Board fees and expenses	356,493	518,278
Travelling expenses	67,464	15,035
Repairs and maintenance	545	22,149
	15,652,819	7,422,870

10	Finance Costs

Interest expense on borrowings	22,177,769	4,966,876
Interest on lease liability	3,043,214	1,685,010
Asset retirement obligation - accretion expenses	65,859	28,252
Bank charges	119,347	89,587
Exchange loss	11,800	40,993
	25,417,989	6,810,718

11	Cash and Cash Equivalents

Cash in hand	18,839	3,195
Balances in current accounts	16,741,142	15,877,796
	16,759,981	15,880,991

The above consist of the following:
Non-current
Restricted bank balance	8,500,000	8,500,000
	8,500,000	8,500,000
Current
Cash and Cash Equivalents	940,925	940,925
Restricted bank balance	7,319,056	5,928,675
	8,259,981	7,380,991

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

11	Cash and Cash Equivalents (Continued)

The cash and bank balances disclosed above and in the consolidated statement of cash flows include USD 15,819,056 (2021: USD 14,428,675) which are held in restricted bank accounts under the Bond terms (Note 21). These include USD 8,500,000 held in the Liquidity account, nil balance is held in the Construction Funding account, the amount in the Construction Funding account in 2022 can be withdrawn up to a limit of USD 5,000,000 per month. Accordingly, USD 15,000,000 out of the balance in the Construction Funding account is considered as cash and cash equivalent and USD 7,319,056 (2021: USD 5,928,675) held in the Debt Service Retention account.

A first priority pledge over the balances in the Earnings account, Liquidity account, Construction Funding account and Debt Service Retention account is held as security under the Bond terms (Note 21).

12	Trade Accounts Receivables

Trade accounts receivables	5,275,047	3,771,492
	5,275,047	3,771,492

a) As of the date of approval of these consolidated financial statements, the Group has realised amounts aggregating to USD 590,429 from the trade accounts receivables.

b) Credit Risk

On the basis of assessment of creditworthiness of customers judged by a combination of factors such as their conduct in the past and reputation, management’s trade experience and available market information, the credit period is extended up to 14 days of invoicing. The accounting staff monitor the outstanding amounts and follows up for recovery with periodic calls and also visits to the customers, if required.

At the end of the reporting period, there was no credit risk with respect to trade receivables outside the UAE as the Group’s customers are based in the UAE.

c) Currency Risk

The Group transacts its business in the local market. As such, it is not exposed to any exchange rate risk with respect to trade accounts receivables.

d) Impairment

The age analysis of trade accounts receivables as at the end of the reporting period was as follows:

Neither past-due nor impaired (0-150 days)	627,710	2,935,830
Past-due:
- 151 –365 days*	4,647,337	835,662
Total	5,275,047	3,771,492

*Trade	receivables past due as of the year end

The overdue amounts mainly pertains to be collected from a UAE based customer. The customer and the group were parties to a commercial storage agreement, pursuant to which the group provided the customer with storage capacity and ancillary services for their products. The group has initiated successful legal proceedings against this customer and the management expects to recover all the outstanding amounts from this customer.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

13	Inventories

(Figures in USD)	2022	2021
Spare parts and consumables	315,576	250,360
	315,576	250,360

Cost of inventories recognised during the year amounted to USD 1,460,979 (2021: USD 938,386). No provision is required for inventories at 31 December 2022 (2021: Nil).

14	Other Receivables and Prepayments

Due from shareholder	34,136	504,214
Due from related parties	110,502	86,142
Prepaid expenses	223,490	289,463
Staff advances	30,216	152,389
Deposits	320,475	99,660
Other receivables	5,274	Nil
	724,093	1,131,868

15	Property, Plant and Equipment

a)	The movement schedule is set out on page 43.

16	Derivative Financial Instruments

Call option	9,306,741	5,422,917
	9,306,741	5,422,917

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

At 31 December 2022 management has assessed the value of the call option of USD 9,306,741 and classified as change in fair value of derivative financial instrument in the consolidated statement of comprehensive income (Note 21).

17	Advances to Contractor

Advances to contractor	15,223,215	3,499,988
	15,223,215	3,499,988

The above amount mainly includes the advances paid towards Audex Fujairah LL FZE for the interconnectivity construction amounting USD 15Mn.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

18	Trade and Accounts Payable

(Figures in USD)	2022	2021
Trade accounts payable	9,853,157	9,113,183
Accrued interest on borrowings	3,815,551	4,101,250
Advances from customer	6,222,055	2,417,956
Accrued expenses	3,076,957	394,611
Due to a related party	Nil	2,041,927
VAT payable	497,083	120,566
	23,464,803	18,189,493

19	Other Payable

M/s Brooge International Advisory LLC	74,253,965	74,253,965
	74,253,965	74,253,965

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S Securities and Exchange Commission (the “SEC”) regarding the consolidated financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision, an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020 and 2019, and the previously issued unaudited consolidated financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

In connection with the internal examination, the Group conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party viz. M/s Al Brooge International Advisory LLC do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Group’s internal examination, including the number of years over which the non-qualified revenue was recognized the Group determined that it would be appropriate to rectify the misstatements in the previously issued consolidated financial statements by restating such consolidated financial statements. Accordingly, an amount of USD 74,253,965 which represents funds received from BIA, was reversed from revenue and re-classified as Other payable under Liabilities for the financial years from 2018 to 2020.

The Management do not expect to settle these amounts using any of it’s current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the party, the Group has taken a conservative approach to recognise this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the consolidated statement of either other comprehensive income or directly as equity as applicable.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

19	Other Payable (Continued)

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8.

20	Derivative Warrant Liability

(Figures in USD)	2022	2021
Issuance of 21,228,900 warrants in connection with merger	11,675,815	13,161,838
Fair value remeasurement of derivative warrant liability	(7,430,035)	(1,486,023)
	4,245,780	11,675,815

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

At 31 December 2022, the Group recorded a derivative warrant liability of USD 4,245,780 (31 December 2021: USD 11,675,815) which resulted in a gain on revaluation of derivative warrant liability for the year ended 31 December 2021 of USD 7,430,035 (31 December 2021: USD 1,486,023).

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

21	Borrowings

(Figures in USD)	2022	2021
Term loan	2,178,737	Nil
Bonds	171,343,445	182,781,617
	173,522,182	182,781,617

The current and non- current break up as below:

Non- Current	Maturity
Term loan	2028	1,782,603	Nil
		1,782,603	Nil

Current
Term loan		396,134	Nil
Bonds	On demand	171,343,445	182,781,617
		171,739,579	182,781,617

Bonds	Coupon rate %	Effective interest rate %	Maturity date	2022 USD	2021 USD
USD 200,000,000 bond net of transaction costs	8.50%	10.57%	Refer note below	171,343,445	182,781,617

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

The bonds will be repaid in semi-annual payments of USD 7,000,000 starting September 2021 until March 2025, and one bullet repayment of USD 144,000,000 in September 2025. Interest will accrue at a coupon rate of 8.5% and will be payable semi-annually in March and September each year. The Group has the option to redeem the bonds in full or in part any time after 24 September 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued. At 31 December 2022, management has assessed the value of the call option of USD 9,306,741 and classified as change in fair value of derivative financial instrument.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

21	Borrowings (Continued)

The bonds are secured by:

(i)	pledge over all the existing and future shares of BPGIC FZE;

(ii)	assignment of rights and pledge over the balance in the Earnings account;

(iii)	pledge over the balance in the Liquidity account, the Debt Service Retention account and the Construction Funding account;

(iv)	pledge over moveable assets of BPGIC FZE and its subsidiaries;

(v)	security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;

(vi)	security assignment over insurance contracts for phase I terminal, phase II terminal and admin building;

(vii)	security assignment over group and intercompany loans; and

(viii)	corporate guarantee from Brooge Energy Limited.

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds.

(i)	Minimum Liquidity: BPGIC FZE to maintain $8.5 million in the Liquidity account;

(ii)	Leverage Ratio: BPGIC FZE and its subsidiaries’ leverage ratio not to exceed: (A) 5.5x at 31 December 2020; (B) 3.5x at 31 December 2021; and (C) 3.0x anytime thereafter; and

(iii)	Working Capital: BPGIC FZE and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Group to comply with the following financial covenant: (i) Brooge Energy Limited to maintain a minimum equity ratio of 25%.

As of 31 December 2022, the Group was in technical breach of the requirements to comply with the leverage ratio and working capital thresholds. Even though the lenders did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has classified the respective bonds as a current liability at the end of 31 December 2022. Subsequent to the year end, the lenders have confirmed their intention to not require immediate repayment of the outstanding amounts or alter the repayment pattern in the original bond agreement.

Bond Waiver letter

On April 27, 2022, the Group entered into an agreement with the Bondholders to implement following amendments to the Bond Financing Facility, effective immediately:

(a)	Waiver of the Events of Defaults that are triggered by the technical breaches of the Leverage Ratio and positive Working Capital covenants until December 31, 2022.

(b)	The requirement to maintain a Leverage Ratio to not exceed certain thresholds is suspended (waived) for the results period from December 31, 2021 to and including December 30, 2022, and shall be tested again for the 12 months results period from (and including) January 1, 2022 to December 31, 2022 (inclusive) at 3.5x, stepping down to 3.0x anytime thereafter (as per the original terms of the Bond Financing Facility). For the avoidance of doubt, the costs associated with the amendments shall not be taken into consideration in EBITDA when calculating Leverage Ratio.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

21	Borrowings (Continued)

(c)	The requirement to maintain a positive Working Capital is suspended (waived) for the period from December 31, 2021 to and including December 30, 2022, and shall be tested again starting from and including December 31, 2022.

(d)	Permitted Distribution:

(i)	No Permitted Distribution shall be made before BPGIC is in compliance with financial covenant requirements under the original terms of the Bond Facility Financing.

(ii)	Furthermore, BPGIC shall provide to the Bond Trustee a written statement signed by its chief executive officer and chief financial officer within three business days prior to any permitted distribution under the terms of the Bond Financing Facility that (A) states the amount being distributed as a permitted distribution, (B) confirms the conditions with respect to such distribution are satisfied, and (C) declares such distribution will not lead to an Event of Default on the next testing date.

Term loan

During the year, the Group obtained a new term loan facility from a commercial bank in the UAE amounting to USD 2,395,862 to partially finance the purchase of corporate office for the Group in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement.

The term loan is secured by

i.	Corporate Guarantee of M/s Brooge Energy Limited

ii.	BPGIC Phase III FZE grants in favor of the commercial bank a First Rank Degree Mortgage for a total mortgage of AED 13,000,000 of the corporate office.

iii.	Rental Income generated by the corporate office to be automatically assigned to the commercial bank unless the parties agree otherwise in writing.

iv.	Authority to debit account no: 1001752862 of BPGIC FZE signed by the signatories (RIM No. 1123593) v. Promissory note for the secured loan

vi.	Security cheque covering the total facility limit drawn by the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

22	Lease Liabilities

(Figures in USD)	2022	2021
Balance at the beginning of the year	89,781,180	87,511,733
Rent waiver	Nil	(6,126,800)
Interest charged during the year	10,398,008	11,774,031
Repayment during the year	(9,305,777)	(3,377,784)
Balance at the end of the year	90,873,411	89,781,180
1) The analysis of lease liability is as follows
Current	6,316,342	8,976,452
Non-Current	84,557,069	80,804,728

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% (2021: 9.5%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

During 2020, the Group entered into another land lease agreement in respect of its Phase III project with the Fujairah Oil Industry Zone for a period of 30 years, extendable for another 30 years. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 13% (2020: 13%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis and there is an initial rent free period of 18 months from the contract date.

During the year 2021, the Group entered into an agreement with the lessor for an additional one-year rent free period in respect of the Phase III land The Group has treated this to be a partial extinguishment of the lease liability as per IFRS 16 and IFRS 9. The rent waiver is recognised as a gain in the income statement with a corresponding reduction in the lease liability.

	Lease payments		Present value of minimum lease payments
	2022	2021	2022	2021
Not later than one year	8,878,338	8,704,253	5,428,131	5,978,847
Later than one year and not later than five years	37,324,891	36,593,030	17,164,474	18,899,037
Later than five years	839,614,067	849,825,794	68,280,806	64,903,296
	885,817,296	895,123,077	90,873,411	89,781,180
Finance costs	(794,943,885)	(805,341,897)	Nil	Nil
Present value of minimum lease payments	90,873,411	89,781,180	90,873,411	89,781,180

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

23	Employees’ End of Service Benefits

(Figures in USD)	2022	2021
Balance at the beginning of the year	60,624	40,514
Provision for the year	256,890	31,551
Paid during the year	(183,314)	(11,441)
Balance at the end of the year	134,200	60,624

24	Asset Retirement Obligation

Asset retirement obligation	2,056,259	1,990,399
	2,056,259	1,990,399

As part of the land lease agreement between the Fujairah Oil Industry Zone (“FOIZ”) and the Group, the Group has a legal obligation to remove the plant at the end of its useful life, or earlier, if the Group is unable to continue its operations, and restore the land. The Group has employed professional valuers to estimate the amount of liability.

25	Share Capital & Share Premium

Authorized	No. of Shares	USD
Ordinary shares	450,000,000	450,000,000

Share Capital	No. of Shares	USD
As at 31 December 2021	88,035,353	8,804
As at 31 December 2022	88,035,353	8,804

Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. These shares will be released upon the satisfaction of certain financial milestones and share price targets below the release or forfeiture of these shares in the future will not have an effect on the equity of the Group.

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period. The Escrow Period represents the period commencing from the closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the closing.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

25	Share Capital & Share Premium (Continued)

(Figures in USD)	2022	2021

Share Premium
As at January 01	101,777,058	101,777,058
As at December 31	101,777,058	101,777,058

26	Transactions with Related Parties

The Group, in the normal course of business carries out transactions with parties that fall within the definition of related party contained in the International Financial Reporting Standards. Significant transactions with related parties are as under:

Transactions in shareholders’ account

(Repayments to) / Contributions by the shareholders	(626,029)	255,818
	(626,029)	255,818

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

Changes in shareholders’ account is as follows:
At January 01	71,017,816	70,761,998
Net contributions (distributions) during the year	(626,029)	255,818
At December 31	70,391,787	71,017,816
Expense (reimbursed by) / paid on behalf of related parties	24,360	509,343
Key management remuneration	1,229,114	1,242,706

Related party balances as at the year end are classified as under:

Related Party	Classification
Shareholder	Shareholder’s account (Equity)	70,391,787	71,017,816
BPGIC Holdings	Due from shareholder (Note 14)	34,136	504,214
HBS Investments LP	Due from related parties (Note 14)	10,381	4,187
H Capital International LP	Due from related parties (Note 14)	9,983	4,189
O2 Investments Limited as GP	Due from related parties (Note 14)	9,272	5,191
SBD International LP	Due from related parties (Note 14)	50,014	47,357
SD Holding Limited as GP	Due from related parties (Note 14)	21,842	19,938
Gyan Investments Ltd	Due from related parties (Note 14)	9,010	5,280
Shareholder	Due to a related party (Note 18)	Nil	2,041,927

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

27	Contingent Liabilities

(Figures in USD)	2022	2021
Capital commitments within one year	53,500,000	22,000,000
	53,500,000	22,000,000

Capital commitments relate to construction project for interconnection of pipelines between Phase I and Phase II with Phase III and early preparation work for Phase III

28	Earnings Per Share

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

The following table reflects the income and share data used in the basic and diluted EPS calculations:

Profit attributable to ordinary equity holders of the parent	27,229,285	25,690,565
Weighted average number of ordinary shares	88,035,321	88,035,321

As part of the business combination warrants and ordinary shares subjected to escrow have been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e. they are not in the money.

The number of contingently issuable shares (21,552,000 escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the Escrow Period. No ordinary shares would have been issuable on 31 December 2022 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for 31 December 2022 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

29	Fair Value of Financial Instruments

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

Liabilities measured at fair value:	Level 1 USD	Level 2 USD	Level 3 USD	Total Fair Value USD
December 31, 2022
Derivative warrant liability	4,245,780	Nil	Nil	4,245,780
Borrowings	Nil	171,343,445	Nil	171,343,445
Derivative financial instruments	Nil	9,306,741	Nil	9,306,741

Liabilities measured at fair value:	Level 1 USD	Level 2 USD	Level 3 USD	Total Fair Value USD
December 31, 2021
Derivative warrant liability	11,675,815	Nil	Nil	11,675,815
Borrowings	Nil	182,781,617	Nil	182,781,617
Derivative financial instruments	Nil	5,422,917	Nil	5,422,917

The fair value of level 1 financial liability have been determined in accordance with quoted price.

The fair value of level 2 financial liability have been determined by using generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the year ended 31 December 2022 and 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

30	Subsequent Events

On January 11, 2023, the Group received an additional notice of non-compliance from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) due to the Group not having been able to file interim financial statements for the period ended June 30, 2022 with the Securities and Exchange Commission (the “SEC”) by December 31, 2022, as required by Nasdaq Listing Rule 5250(c)(2) (the “Filing Rule”). The Staff stated that the additional filing delinquency could serve as an additional basis for the delisting of the Group’s securities from Nasdaq. The Group was provided with the opportunity to update the Nasdaq Hearings Panel (the “Panel”) regarding the status of its efforts to evidence compliance with the Filing Rule prior to the expiration of the extension previously granted by the Panel on April 26, 2023. The Group has updated to the Panel with respect to its compliance efforts.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2022

30	Subsequent Events (Continued)

On February 15, 2023 the Group announced a partnership through the company’s subsidiary Brooge Renewable Energy (“BRE”) with Siemens Energy (“SE”), one of the world’s largest energy technology companies, to build a PV solar farm to supply BRE’s Green Hydrogen and Green Ammonia project in Abu Dhabi, United Arab Emirates. BRE and SE partnership is aimed to build up to 650 MW solar PV plant to supply BRE’s planned Phase 1 of the green ammonia project with renewable energy. Siemens Energy will serve as the Technical Partner to Brooge and exclusive provider of solutions including engineering, design procurement, and construction of up to a 650 MW solar PV plant including grid connection and operation and maintenance services. The two companies will partner to obtain the necessary project approvals from governmental agencies as a first step of the project.

31	Financial Risk Management and Policies

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

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks. The Group’s borrowing are issued at fixed rate of interest.

Market Risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange.

At the reporting date, the exposure to derivative warrant liability at fair value listed on the NASDAQ was USD 4,245,780 (2021: 11,675,815). The Group has determined that an increase/(decrease) of 10% on the NASDAQ could have an impact of approximately USD 424,578 (2021: USD 1,167,582) increase/(decrease) on the income and equity attributable to the Group.

Currency Risk

The Group does not have any significant exposure to currency risk as most of its assets and liabilities are denominated in USD or UAE Dirhams, which are pegged to the USD.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2022 and 2021.

The Group has a low credit risk exposure on its trade receivables based on established policy, procedures and controls relating to customer credit risk management. Credit quality of the customer is assessed as part of contract negotiations. Outstanding receivables are regularly monitored.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

31	Financial Risk Management and Policies (Continued)

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

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2022 and December 31, 2021 based on contractual undiscounted payments.

	On Demand	Upto 1 Year	1 to 5 Years	>5 Years	Total
	USD	USD	USD	USD	USD
December 31, 2022
Borrowings (Including accrued interest)	171,343,445	396,134	1,782,603	Nil	173,522,182
Lease liability	Nil	5,428,131	17,164,474	68,280,806	90,873,411
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	93,903,217	Nil	Nil	93,903,217
Total	171,343,445	99,727,482	18,947,077	68,280,806	358,298,810

December 31, 2021
Borrowings (Including accrued interest)	182,781,617	Nil	Nil	Nil	182,781,617
Lease liability	Nil	5,978,847	18,899,037	64,903,296	89,781,180
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	88,342,208	Nil	Nil	88,342,208
Total	182,781,617	94,321,055	18,899,037	64,903,296	360,905,005

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

31	Financial Risk Management and Policies (Continued)

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

(Figures in USD)	2022	2021
Borrowing	173,522,182	182,781,617
Lease liability	90,873,411	89,781,180
Less: cash and cash equivalents	(940,925)	(1,452,316)
Net debt	263,454,668	271,110,481
Total capital	105,094,692	78,491,436
Capital and net debt	368,549,360	349,601,917

Gearing ratio	71%	71%

32	Rounding Off of Figures

All figures have been rounded off to the nearest US Dollars.

33	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current year.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2022

(Figures in USD)

Groupings of Property, Plant and Equipment

	Buildings	Installations	Other Equipments	Tanks	Capital Work in Progress	Right of use Assets	Total
Cost:
As at January 01, 2022	28,037,886	179,268,276	307,695	154,532,494	8,685,182	84,989,427	455,820,960
Additions during the year	2,775,806	99,130	915,994	Nil	8,524,553	Nil	12,315,483
As at December 31, 2022	30,813,692	179,367,406	1,223,689	154,532,494	17,209,735	84,989,427	468,136,443

Accumulated Depreciation:
As at January 01, 2022	4,615,111	12,287,155	186,399	6,697,282	Nil	4,768,100	28,554,047
Charge for the year	1,214,042	7,558,769	185,055	3,148,604	Nil	1,435,287	13,541,757
As at December 31, 2022	5,829,153	19,845,924	371,454	9,845,886	Nil	6,203,387	42,095,804

Net Carrying Value:
As at December 31, 2022	24,984,539	159,521,482	852,235	144,686,608	17,209,735	78,786,040	426,040,639
As at December 31, 2021	23,422,775	166,981,121	121,296	147,835,212	8,685,182	80,221,327	427,266,913

Additions to buildings of USD 2,775,806 are mortgaged as security against loans obtained in 2022 (Note 21).

Capital work in progress at December 31, 2022 of USD 17,024,383 relates to the Group’s Phase III storage facilities under development & USD 185,352 relates to Group’s Phase II tanks under development.

Land lease agreement and the moveable assets of BPGIC FZE are pledged as security against borrowings obtained in 2020 (Note 21)

The depreciation charge for the year is allocated to the statement of comprehensive income (within profit and loss) and capital work in progress as follows.

	2022	2021
Direct costs (Note 7)	12,615,658	6,806,198
CWIP	926,099	1,142,207
	13,541,757	7,948,405

Brooge Energy Limited
(Formerly Brooge Holdings Limited)

Consolidated Financial Statements
December 31, 2021

Brooge Energy Limited
Index to the Financial Statements December 31, 2021

Office 106, The Binary Al Abraj Street Business Bay PO Box 413383 Dubai /UAE [T] +971 4 557 8358 [E] mail@affiniax.com

Independent Auditor’s Report

To the Board of Directors and Shareholders of Brooge Energy Limited and its Subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Brooge Energy Limited and its Subsidiaries, (“the Group”), which comprise of the consolidated statement of financial position as at December 31, 2021, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying consolidated financial statements, present fairly, in all material respects, the consolidated financial position of Brooge Energy Limited and its Subsidiaries as at December 31, 2021 and its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with PCAOB & International Standards on Auditing (ISA’s). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

Attention is invited to Note 32 Prior Year Restatement, the prior year consolidated financial statements of the Group are re-audited to record the restatement pertaining to revenue, other payable and trade accounts receivable. Our opinion is not modified in respect of this matter.

Emphasis of Matter

a. We draw your attention to Note 19 wherein the Group has allocated funds received in prior years from M/s Brooge International Advisory LLC. Since the Group could not obtain the confirmation from subject party to identify the purpose and repayment terms, if any; before signing date of this report, the amount has been classified as Other payable in the consolidated financial statements for the year ended December 31, 2021.

b. Considering the significance of the above amount involved, we have further reviewed the legal documents of M/s Brooge Petroleum and Gas Investment Company and M/s Brooge International Advisory LLC (BIA) to determine whether they are related parties in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Company has further undertaken vide resolution dated April 23, 2023 to consider BIA as a related party.  Based on the above representation and applying the concept of substance over form, it indicates that BIA is a related party.

c. We draw attention to the consolidated statement of financial position in the consolidated financial statements, which indicates that as of December 31, 2021, the Group’s current liabilities exceed current assets by USD 283,342,631. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no other key audit matters to communicate in our report.

Responsibility of the Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, as applicable, matters related to going concern and using the going concern basis of accounting, unless Management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgement and maintain professional skepticism throughout the audit. We also;

●     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error as fraud may involve collusion, forgery, intentional omissions, misrepresentation or override of internal controls.

●     Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

●     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●     Conclude on the appropriateness of Management’s use of going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

We also provide the Management with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Management, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters.

Affiniax A A S Auditors

Dubai,

United Arab Emirates,

April 24, 2023

Brooge Energy Limited

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2021

(Figures in USD)	Note	2021	2020
			(Re-stated)
Revenue	6	41,761,615	27,191,176
Direct costs	7	(14,984,022)	(12,708,386)
Gross profit		26,777,593	14,482,790

Other income	8	6,237,620	828,332
Change in estimated fair value of derivative warrant liability	20	1,486,023	2,547,622
General and administration expenses	9	(7,422,870)	(6,664,303)
Finance costs	10	(6,810,718)	(8,335,269)
Changes in fair value of derivative financial instruments	16	5,422,917	(340,504)
Profit for the year		25,690,565	2,518,668
Other comprehensive income		Nil	Nil
Total Comprehensive Income for the year		25,690,565	2,518,668
Basic and diluted earnings per share	28	0.29	0.03

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Financial Position

As at December 31, 2021

Figures in USD)	Note	2021	2020
			(Re-stated)
ASSETS

Current Assets
Cash and cash equivalents	11	7,380,991	39,389,935
Trade accounts receivable	12	3,771,492	Nil
Inventories	13	250,360	321,789
Other receivable and prepayments	14	1,131,868	393,869
Total Current Assets		12,534,711	40,105,593

Non-Current Assets
Restricted bank balance	11	8,500,000	8,500,000
Property, plant and equipment	15	427,266,913	367,303,523
Derivative financial instrument	16	5,422,917	Nil
Advances to contractor	17	3,499,988	16,458,252
Total Non-Current Assets		444,689,818	392,261,775
Total Assets		457,224,529	432,367,368

LIABILITIES AND EQUITY

Current Liabilities
Trade and accounts payable	18	18,189,493	17,766,575
Other payable	19	74,253,965	73,453,606
Derivative warrant liability	20	11,675,815	13,161,838
Borrowings	21	182,781,617	7,000,000
Lease liabilities	22	8,976,452	2,591,557
Total Current Liabilities		295,877,342	113,973,576

Non-Current Liabilities
Borrowings	21	Nil	180,014,715
Lease liabilities	22	80,804,728	84,920,176
Employees’ end of service benefits	23	60,624	40,514
Asset retirement obligation	24	1,990,399	873,334
Total Non-Current Liabilities		82,855,751	265,848,739

Equity
Share capital	25	8,804	8,804
Share premium	25	101,777,058	101,777,058
Statutory reserve		680,643	344,848
Accumulated losses		(94,992,885)	(120,347,655)
Shareholder’s account		71,017,816	70,761,998
Total Equity Attributable to the Shareholders		78,491,436	52,545,053
Total Liabilities and Equity		457,224,529	432,367,368

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Changes in Equity

Year Ended December 31, 2021

(Figures in USD)	Share Capital	Share Premium	Statutory Reserve	accumulated Losses	Shareholder’s Account	Total

As at January 01, 2020 (Restated)	8,804	101,775,834	Nil	(122,521,475)	70,995,455	50,258,618
Exercise of 100 warrants in 100 ordinary shares	0.01	1,224	Nil	Nil	Nil	1,224
Profit for the year	Nil	Nil	Nil	2,518,668	Nil	2,518,668
Transferred to statutory reserve	Nil	Nil	344,848	(344,848)	Nil	Nil
Movements during the year	Nil	Nil	Nil	Nil	(233,457)	(233,457)
As at December 31, 2020 (Restated)	8,804	101,777,058	344,848	(120,347,655)	70,761,998	52,545,053
Profit for the year	Nil	Nil	Nil	25,690,565	Nil	25,690,565
Transferred to statutory reserve	Nil	Nil	335,795	(335,795)	Nil	Nil
Movements during the year	Nil	Nil	Nil	Nil	255,818	255,818
As at December 31, 2021	8,804	101,777,058	680,643	(94,992,885)	71,017,816	78,491,436

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Cash Flows

Year Ended December 31, 2021

(Figures in USD)	2021	2020
		(Re-stated)
Cash Flow from Operating Activities

Profit for the year	25,690,565	2,518,668

Adjustments for:
Depreciation of property, plant and equipment	7,948,404	6,109,313
Interest charged on lease liability	11,774,031	3,525,982
Provision for employees’ end of services benefits	31,551	29,047
Change in estimated fair value of derivative warrant liability	(1,486,023)	(2,547,622)
Net changes in fair value of derivative financial instruments	(5,422,917)	340,504
Rent waiver	(6,126,800)	Nil
Write back of accrued interest not settled	Nil	(754,929)
Asset retirement obligation - accretion expense	28,252	79,555

Changes in operating assets and liabilities
(Increase) / Decrease in trade accounts and other receivable and prepayments	(4,509,491)	610,369
Decrease / (Increase) in inventories	71,426	(142,145)
Increase / (Decrease) in trade and accounts payable	422,916	(42,612,463)
Increase in other payable	800,359	15,659,111
Payment of employees’ end of services benefits	(11,441)	(2,474)
Net cash generated from / (used in) operating activities	29,210,832	(17,187,084)

Cash Flow from Investing Activities

Amount withdrawn / (deposited) in restricted bank account	12,471,290	(26,899,965)
Advance to contractors	12,958,264	5,206,512
Purchase of property, plant and equipment	(66,822,976)	(53,824,606)
Net cash used in investing activities	(41,393,422)	(75,518,059)

Cash Flow from Financing Activities

Net of repayment from term loan	Nil	(88,700,137)
Repayment of / (Proceeds from) bonds	(4,233,098)	187,014,715
Payment of lease liability	(3,377,784)	(2,359,250)
Payment of derivative financial instrument	Nil	(1,858,753)
Movement in shareholder’s account	255,818	(233,457)
Exercise of 100 warrants in 100 ordinary shares	Nil	1,224
Net cash (used in) / generated from financing activities	(7,355,064)	93,864,342
Net change in cash and cash equivalents	(19,537,654)	1,159,199
Cash and cash equivalents at beginning of the year	20,989,970	19,830,771
Cash and cash equivalents at end of the year	1,452,316	20,989,970

The accompanying notes form an integral part of the consolidated financial statements

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2021

1	Legal Status, Management and Business Activity

The consolidated financial statements comprise of the financial statements of Brooge Energy Limited (“Company”) and its subsidiaries on a line-by-line basis. The Company and its subsidiaries are collectively referred to as the “Group”. The details of the Group are as follows:

a. Brooge Energy Limited (“Company”)

The Company (formerly known as Brooge Holdings Limited), is a Company with limited liability registered as an exempted company in the Cayman Islands.

The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

The Company changed its name from Brooge Holdings Limited to Brooge Energy Limited on April 07, 2020.

The subsidiaries of the Company are as follows:

i. Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”)

BPGIC FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 13-FZE-1117.

BPGIC FZE is a 100% subsidiary of the Company.

ii. Brooge Petroleum and Gas Investment Company Phase III FZE (BPGIC Phase III FZE)

BPGIC FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 20-FZE-1972.

BPGIC Phase III FZE is a 100% subsidiary of the Company.

iii. BPGIC International

BPGIC International formerly known as Twelve Seas, is a company with limited liability registered as an exempted company in the Cayman Islands.

BPGIC International is a 100% subsidiary of the Company.

iv. Brooge Petroleum and Gas Management Company Limited (BPGMC Limited)

BPGMC Limited is a company with limited liability registered in Dubai International Financial Centre with commercial license number CL3852.

BPGMC Limited is a 100% subsidiary of the Company.

v. BPGIC Phase 3 Limited (BPGIC Phase III Ltd)

BPGIC Phase 3 Limited is a Free Zone Company with limited liability formed in accordance with the provisions of Jebel Ali Free Zone Authority Offshore Companies Regulations 2018. The registration number of BPGIC Phase 3 Limited is 226933.

BPGIC Phase 3 Limited is a 100% subsidiary of the Company.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

1	Legal Status, Management and Business Activity (Continued)

The service provided by the group is oil storage and related services at the Port of Fujairah in the Emirate of Fujairah, UAE. The Group currently operates phase I and phase II, comprising 22 tanks with a total capacity of 1,001,388 cubic meters (“cbm”), fully operational for provision of storage and other ancillary processes of crude and clean oil. The construction of the Company’s phase II, with a total capacity of 602,064 cbm was completed in September 2021.The Group has commenced early preparation work for its phase 3 project where it intends to construct additional storage and refinery facilities. The Group’s has commenced preconstruction work for its phase 3. The Group intends to construct additional storage and refinery facility as part of the phase 3.

The Company was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below.

On 15 April 2019, BPGIC FZE entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) as disclosed in Note 31.

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

The reaudited consolidated financial statements were authorised for issue by the Board of Directors.

2	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board “IASB”. These consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

2	Basis of Preparation of Consolidated Financial Statements (Continued)

All financial information presented in USD has been rounded to the nearest thousand, unless otherwise stated. The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments and derivative liability.

(i) Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

●	Exposure, or rights, to variable returns from its involvement with the investee; and

●	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognises the assets (including goodwill) and liabilities of the subsidiary

●	Derecognises the carrying amount of any non-controlling interests

●	Derecognises the cumulative translation differences recorded in equity

●	Recognises the fair value of the consideration received

●	Recognises the fair value of any investment retained

●	Recognises any surplus or deficit in profit or loss

●	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained Details of subsidiaries as at 31 December 2021 are stated in Note 1.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

2	Basis of Preparation of Consolidated Financial Statements (Continued)

(i) Subsidiaries (Continued)

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

(iii) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any noncontrolling interests in the acquiree. For each business combination, the Group elects whether to measure the noncontrolling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

2	Basis of Preparation of Consolidated Financial Statements (Continued)

(iii) Business combinations (Continued)

Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer.

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations. Under this approach, the difference between the fair value of the consideration paid less the fair value of the net assets acquired, is recognized as a listing expense in profit or loss.

2.1	Going Concern

During the year ended 31 December 2021, the Group earned a profit of USD 25.6 million and generated positive cash flows of USD 29 million. Further, as at that date, the Group had cash and cash equivalents of USD 1.4 million.

As of 31 December 2021, due to delay in construction of Phase II because of COVID, the Group was in technical breach with leverage ratio and working capital financial covenant requirements. Even though the lender did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, as of 31 December 2021, the Group has classified its debt balance of USD 182,781,617 as a current liability. As of 31 December 2021, the Group’s current liabilities exceeded its current assets by USD 283,342,631. All of the above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern.

Except for above, the Group is in compliance with the repayment schedule and other underlying covenants. Further, in April 2022, the Group has entered into an agreement with its lender to waive off the requirement for the Group to comply with leverage ratio and working capital financial covenant (note 21) for 31 December 2021 and 30 June 2022. As Phase II also started operating from September 2021. Management forecasts that the existing cash balances as well as cash generated from ongoing operations provide sufficient liquidity to the Group to continue in operations for the foreseeable future. Management is currently evaluating various options regarding funding of its phase III project.

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

3	Changes in Accounting Policies And Disclosures

New and amended standards and interpretations.

The accounting policies applied in the preparation of the consolidated financial statements are consistent with those of the previous year, except for the adoption of amendments to the existing standards and interpretations effective as of 1 January 2021 and early adoption of amendments to IAS 16 – Property, Plant and Equipment, as described below.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 16: Covid-19-Related Rent Concessions beyond 30 June 2021;

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform - Phase II.

The adoption of above standards and amendments did not have any significant impact on the consolidated financial statements of the Group.

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued the amendments to IAS 16 - Property, Plant and Equipment — Proceeds before Intended Use that are effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendment prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

New Standards and Interpretations Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below.

●	IFRS 17 Insurance contracts, IFRS 17 is effective for reporting periods beginning on or after 1 January 2023;

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current, the amendments are effective for annual reporting periods beginning on or after 1 January 2023;

●	Reference to the Conceptual Framework – Amendments to IFRS 3, the amendments are effective for annual reporting periods beginning on or after 1 January 2022;

●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37, the amendments are effective for annual reporting periods beginning on or after 1 January 2022;

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

3	Changes In Accounting Policies And Disclosures New Standards and Interpretations Not Yet Effective

●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter, the amendment is effective for annual reporting periods beginning on or after 1 January 2022;

●	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities, the amendment is effective for annual reporting periods beginning on or after 1 January 2022; and

●	IAS 41 Agriculture – Taxation in fair value measurements, the amendment is effective for annual reporting periods beginning on or after 1 January 2022

●	Amendments to IAS 8 - Definition of Accounting Estimates, the amendment is effective for annual reporting periods beginning on or after 1 January 2023.

●	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies, the amendment is effective for annual reporting periods beginning on or after 1 January 2023.

The Group does not expect these new standards and amendments to have any significant impact on the consolidated financial statements, when implemented in future periods.

4	Significant Accounting Estimates And Judgements

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

Estimation and assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Useful Life and Depreciation of Property, Plant and Equipment

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

4	Key Sources of Estimation Uncertainty (Continued)

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

Impairment of trade receivables

The Company uses the simplified approach under IFRS 9 to assess impairment of its trade receivables and calculates expected credit losses (ECLs) based on lifetime expected credit losses. The Company calculates the ECL based on Company historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

4	Key Sources of Estimation Uncertainty (Continued)

Classification of warrants

In connection with the completion of the business combination on 20 December 2019 as described in Note 1, Note 20 and Note 31 the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

5	Summary of Significant Accounting Policies

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

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

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Fair values

The fair value of the financial assets and liabilities at the date of statement of financial position approximate their carrying amounts in the statement of financial position.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or

●	In the absence of a principal market, in the most advantageous market for the asset or liability

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

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Current and Non-Current Classification

The Group presents assets and liabilities in the statement of financial position based on current / non-current classification.

An asset is current when it is:

- Expected to be realized or intended to be sold or consumed in normal operating cycle.

- Held primarily for the purpose of trading.

- Expected to be realised within twelve months after the reporting period, or

- Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

- It is expected to be settled in normal operating cycle.

- It is held primarily for the purpose of trading.

- It is due to be settled within twelve months after the reporting period, or

- There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Taxes

Value Added Tax:

Expenses and assets are recognized net of the amount of input tax, except:

- When the input tax is incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the input tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

- The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position, as applicable.

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the BPGIC FZE and the tax on which is paid/due to be paid by the BPGIC FZE to the Supplier.

Output VAT is recognized in respect of taxable supply of goods/services rendered by the BPGIC FZE on which tax is charged and due to be paid to the UAE Federal Tax Authority.

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

Property, Plant and Equipment

Property, plant and equipment, is stated at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs includes expenditure that is directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

The cost of replacing or addition to an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred.

Depreciation is charged to write off the cost of assets using the straight line method as follows:

Buildings	25 years
Tanks	50 years
Installations	20 - 25 years
Other Equipment	5 years
Right of use asset - Land	60 years

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

The useful lives and depreciation method are reviewed periodically to ensure that the year and method of depreciation are consistent with the pattern of economic benefits expected to flow to the Group through the use of items of property, plant and equipment.

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as profit or loss in the statement of comprehensive income.

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

Leases

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

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Company revises the lease term if there is a change in the non cancellable period of a lease.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

Financial Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost include other receivables and due from related parties.

Financial assets at fair value through OCI, impairment losses or reversals are recognised in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

The Group derecognizes a financial asset when the contractual rights to the cash flow from the assets cease and any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Offsetting of Financial Instruments:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Financial liabilities (Continued)

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

Escrow shares issued as part of the reverse acquisition are subject to meeting certain financial milestones during the vesting period as disclosed in Note 29. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Financial liabilities (Continued)

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

Non-derivative financial assets and liabilities

Receivables

Receivables are those financial assets that have fixed or determinable payments and for which there is no active market are initially recognized at fair value plus any directly attributable transactions costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method. These comprise trade accounts and other receivables, receivables from related parties, bank balances including fixed and margin deposits with banks.

Receivables are carried at certified revenue less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off when identified.

Trade Accounts and Other Receivable

Receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

The Management undertakes a periodic review of amounts recoverable from trade and other receivable, and determines recoverability based on various factors such as ageing of receivable, payment history, collateral available and other knowledge about the receivable.

Provision for bad and doubtful debts represents estimates of ultimate unrealizable debts. The estimates are judgmental and are based on case based evaluation by the management.

Provisions created during the year are reflected in the operating results of the year. Debts which are recognised as unrealizable are written off during the year.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, banks accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Statutory Reserve

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the Statutory reserve. The subsidiary has resolved to discontinue such annual transfers as the reserve has reached 50% of the subsidiary’s issued share capital. The general reserve is not available for distribution to the shareholders.

Employees’ End of Service Benefits

The Group provides end of service benefits to its employees. The entitlement to these benefits is based upon the employees’ final salary and length of service, subject to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment.

Trade Accounts and Other Payable

Trade accounts and other payable are stated at nominal amounts payable for goods or services rendered.

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

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. The warrants shall lapse and expire after five years from the closing of the business combination (Note 31).

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of comprehensive income (within profit and loss) as the Group has not designated derivative financial instruments under hedging arrangements.

Provisions

Provisions are recognised when the Group has a present obligation as a result of past event and it is probable that the outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the amount expected to be required to settle the obligation and the risk specific to the obligation.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

5	Summary of Significant Accounting Policies (Continued)

Foreign Currencies Translations

The consolidated financial statements are presented in US Dollars, which is the Group’s functional and presentation currency.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

6	Revenue

Storage rental income (Note 32)	37,467,396	23,754,376
Miscellaneous income (Note 6.1)	1,681,878	1,558,887
Ancillary services	2,612,341	1,877,913
	41,761,615	27,191,176

Note 6.1

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017.

The commercial contracts with customers related to the Phase 1 and Phase 2 have been assigned as security against the borrowing obtained in 2020.

Miscellaneous income includes port charges of USD 1,681,878 that are paid by the Group to the port authority and recharged to the customers.

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a contract with its customers. Accordingly, there is no cyclicality in the Group’s operations.

7	Direct Costs

Depreciation on property, plant and equipment (Note 15)	6,806,198	5,800,007
Employees’ costs	3,891,969	3,482,431
Reimbursable port charges (Note 6.1)	1,681,878	1,558,887
Spare parts and consumables used	938,386	657,917
Insurance charges	782,357	397,976
Others	883,234	811,168
	14,984,022	12,708,386

8	Other Income

Rent- waiver (Note 22)	6,126,800	Nil
Write back of accrued interest not settled	Nil	754,929
Miscellaneous	110,820	73,403
	6,237,620	828,332

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

9	General and Administration Expenses

Employees’ cost	2,486,933	2,014,858
Legal and professional	2,877,264	2,594,801
Insurance	937,329	639,345
Board fees and expenses	518,278	354,169
Office expenses	393,187	270,259
Repairs and maintenance	22,149	247,302
Sales and marketing	60,389	211,383
Rent	112,306	177,850
Travelling expenses	15,035	154,336
	7,422,870	6,664,303

10	Finance Costs

Interest expense on borrowings	4,966,876	5,467,250
Interest on lease liability	1,685,010	2,041,006
Early settlement charges	Nil	706,643
Asset retirement obligation - accretion expenses	28,252	79,555
Bank charges	89,587	11,696
Exchange loss	40,993	29,119
	6,810,718	8,335,269

11	Cash and Cash Equivalents

Cash in hand	3,195	5,026
Balances in current accounts	15,877,796	47,884,909
	15,880,991	47,889,935
The above consist of the following:
Non-current
Restricted bank balance	8,500,000	8,500,000
	8,500,000	8,500,000
Current
Cash and Cash Equivalents	1,452,316	20,989,970
Restricted bank balance	5,928,675	18,399,965
	7,380,991	39,389,935

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

11	Cash and Cash Equivalents (Continued)

The cash and bank balances disclosed above and in the consolidated statement of cash flows include USD 14,428,675 (2020: USD 26,899,965) which are held in restricted bank accounts under the Bond terms (Note 21). These include USD 8,500,000 held in the Liquidity account, Nil balance (2020 :USD 24,999,963) is held in the Construction Funding account, the amount in the Construction Funding account in 2020 can be withdrawn up to a limit of USD 5,000,000 per month. Accordingly, USD 15,000,000 out of the balance in the Construction Funding account is considered as cash and cash equivalent and USD 5,928,675 (2020: USD 8,400,000) held in the Debt Service Retention account.

A first priority pledge over the balances in the Earnings account, Liquidity account, Construction Funding account and Debt Service Retention account is held as security under the Bond terms (Note 21).

12	Trade Accounts Receivable

Accounts receivables	3,771,492	Nil
	3,771,492	Nil

At 31 December 2021, all trade receivables were neither past due nor impaired.

Receivables are due within 14 days of invoicing.

Unimpaired trade receivables are expected to be fully recoverable. It is not the practice of the Group to obtain collateral over receivables and the vast majority is, therefore, unsecured.

As of the date of approval of these consolidated financial statements, the Group has realised amounts aggregating to USD 3,348,133 from the trade receivables.

The age analysis of trade receivables as at the end of the reporting period was as follows:

Neither past-due nor impaired (0-150 days)	2,935,830	Nil
Past-due:
- 151 - 365 days	835,662	Nil
- Over 365 days	Nil	Nil
Total	3,771,492	Nil

13	Inventories

Spare parts and consumables	250,360	321,789
	250,360	321,789

Cost of inventories recognised during the year amounted to USD 938,386 (2020: USD 657,917). No provision is required for inventories at 31 December 2021 (2020: Nil).

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

14	Other Receivable and Prepayments

Due from shareholder	504,214	Nil
Due from related parties	86,142	81,013
Prepaid expenses	289,463	247,741
Staff advances	152,389	6,288
VAT receivable	Nil	37,290
Deposits	99,660	21,537
	1,131,868	393,869

15	Property, Plant and Equipment

a)	The movement schedule is set out on page 45.

16	Derivative Financial Instruments

Call option	5,422,917	Nil
	5,422,917	Nil

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

At 31 December 2021 management has assessed the value of the call option of USD 5,422,917 and classified as change in fair value of derivative financial instrument in the consolidated statement of comprehensive income (Note 21).

17	Advances to Contractor

Advances to contractor	3,499,988	16,458,252
	3,499,988	16,458,252

The above amount represents the advances paid for the purchase of new office space. Subsequent to the year end, the capital advances have been transferred to property, plant and equipment on handed over and transfer of title to the Group.

18	Trade and Accounts Payable

Trade accounts payable	9,113,183	5,216,243
Accrued interest on borrowings	4,101,250	4,250,000
Advances from customer	2,417,956	1,340,252
Due to a related party	2,041,927	2,041,927
Accrued expenses	394,611	467,840
VAT payable	120,566	Nil
Capital accruals	Nil	4,450,313
	18,189,493	17,766,575

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

19	Other Payable

M/s Brooge International Advisory LLC (Note 32)	74,253,965	73,453,606
	74,253,965	73,453,606

20	Derivative Warrant Liability

Issuance of 21,228,900 warrants in connection with merger	13,161,838	15,709,460
Fair value remeasurement of derivative warrant liability	(1,486,023)	(2,547,622)
	11,675,815	13,161,838

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

At 31 December 2021, the Group recorded a derivative warrant liability of USD 11,675,815 (31 December 2020: USD 13,161,838 ) which resulted in a gain on revaluation of derivative warrant liability for the year ended 31 December 2021 of USD 1,486,023 (31 December 2020: USD 2,547,622).

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

21	Borrowings

Bonds	182,781,617	187,014,715
	182,781,617	187,014,715

The current and non- current break up as below:

Non- Current	Maturity
Bonds	2025	Nil	180,014,715
		Nil	180,014,715
Current
Bonds	On demand	182,781,617	7,000,000
		182,781,617	7,000,000

	Coupon	Effective		2021	2020
Bonds	rate %	interest rate %	Maturity date	USD	USD
USD 200,000,000 bond net of transaction costs	8.50%	10.57%	Refer note below	182,781,617	187,014,715

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

The bonds will be repaid in semi-annual payments of USD 7,000,000 starting September 2021 until March 2025, and one bullet repayment of USD 144,000,000 in September 2025. Interest will accrue at a coupon rate of 8.5% and will be payable semi-annually in March and September each year. The Group has the option to redeem the bonds in full or in part any time after 24 September 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued. At 31 December 2021, management has assessed the value of the call option of USD 5,422,917 and classified as change in fair value of derivative financial instrument. The comparative amount of USD 340,504 relates to the changes in fair value of interest rate swaps relating to Group’s previous term loans which were settled in November 2020.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

21	Borrowings (Continued)

Bonds (Continued)

The bonds are secured by:

(i) pledge over all the existing and future shares of BPGIC FZE;

(ii) assignment of rights and pledge over the balance in the Earnings account;

(iii) pledge over the balance in the Liquidity account, the Debt Service Retention account and the Construction Funding account;

(iv) pledge over moveable assets of BPGIC FZE and its subsidiaries;

(v) security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;

(vi) security assignment over insurance contracts for phase I terminal, phase II terminal and admin building; (vii) security assignment over group and intercompany loans; and

(viii) corporate guarantee from Brooge Energy Limited.

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds:

(i) Minimum Liquidity: BPGIC FZE to maintain $8.5 million in the Liquidity account;

(ii) Leverage Ratio: BPGIC FZE and its subsidiaries’ leverage ratio not to exceed: (A) 5.5x at 31 December 2020; (B) 3.5x at 31 December 2021; and (C) 3.0x anytime thereafter; and

(iii) Working Capital: BPGIC FZE and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Group to comply with the following financial covenant:

(i) Brooge Energy Limited to maintain a minimum equity ratio of 25%.

As of 31 December 2021, the Group was in technical breach of the requirements to comply with the leverage ratio and working capital thresholds. Even though the lenders did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has classified the respective bonds as a current liability at the end of 31 December 2021. Subsequent to the year end, the lenders have confirmed their intention to not require immediate repayment of the outstanding amounts or alter the repayment pattern in the original bond agreement.

Term loan

During the year, the Group obtained a new term loan facility from a commercial bank in the UAE amounting to USD 2,395,862 to partially finance the purchase of corporate office for the Group in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement. Subsequent to the year end on 28 February 2022, the Group has made a drawdown of USD 2,376,804 from the term loan facility.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

22	Lease Liabilities

Balance at the beginning of the year	87,511,733	30,779,138
Additions during the year	Nil	55,565,863
Rent waiver	(6,126,800)	Nil
Interest charged during the year	11,774,031	3,525,982
Repayment during the year	(3,377,784)	(2,359,250)
Balance at the end of the year	89,781,180	87,511,733
1) The analysis of lease liability is as follows:
Current	8,976,452	2,591,557
Non-Current	80,804,728	84,920,176

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% (2020: 9.5%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

During 2020, the Group entered into another land lease agreement in respect of its Phase III project with the Fujairah Oil Industry Zone for a period of 30 years, extendable for another 30 years. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 13% (2020: 13%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis and there is an initial rent free period of 18 months from the contract date.

During the year, the Group entered into an agreement with the lessor for an additional one-year rent free period in respect of the Phase III land The Group has treated this to be a partial extinguishment of the lease liability as per IFRS 16 and IFRS 9. The rent waiver is recognised as a gain in the income statement, with a corresponding reduction in the lease liability.

	Lease payments		Present value of minimum lease payments
	2021	2020	2021	2020
Not later than one year	8,704,253	8,533,582	5,978,847	6,586,405
Later than one year and not later than five years	36,593,030	35,875,519	18,899,037	20,812,094
Later than five years	849,825,794	858,043,766	64,903,296	60,113,234
	895,123,077	902,452,867	89,781,180	87,511,733
Finance costs	(805,341,897)	(814,941,134)	Nil	Nil
Present value of minimum lease payments	89,781,180	87,511,733	89,781,180	87,511,733

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

23	Employees’ End of Service Benefits

Balance at the beginning of the year	40,514	13,941
Provision for the year	31,551	29,047
Paid during the year	(11,441)	(2,474)
Balance at the end of the year	60,624	40,514

24	Asset Retirement Obligation

Asset retirement obligation	1,990,399	873,334
	1,990,399	873,334

As part of the land lease agreement between the Fujairah Oil Industry Zone (“FOIZ”) and the Group, the Group has a legal obligation to remove the plant at the end of its useful life, or earlier, if the Group is unable to continue its operations, and restore the land. The Group has employed professional valuers to estimate the amount of liability.

25	Share Capital & Share Premium

	No. of Shares	USD
Ordinary shares	450,000,000	450,000,000
Share Capital
As at January 01, 2020	88,035,253	8,804
Conversion of 100 warrants into ordinary shares at 1 for 1	100	0.01
As at 31 December 2020	88,035,353	8,804
As at 31 December 2021	88,035,353	8,804

Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. These shares will be released upon the satisfaction of certain financial milestones and share price targets below the release or forfeiture of these shares in the future will not have an effect on the equity of the Group.

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

25	Share Capital & Share Premium (Continued)

Share Capital (Continued)

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period. The Escrow Period represents the period commencing from the closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the closing.

Share Premium

As at January 01	101,777,058	101,775,834
Conversion of 100 warrants in ordinary shares at 1 for 1	Nil	1,224
As at December 31	101,777,058	101,777,058

26	Transactions with Related Parties

The Group, in the normal course of business carries out transactions with parties that fall within the definition of related party contained in the International Financial Reporting Standards. Significant transactions with related parties are as under:

Transactions in shareholders’ account

Contributions by the shareholders	255,818	(233,457)
	255,818	(233,457)

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equality.

Changes in shareholders’ account is as follows:
At January 01	70,761,998	70,995,455
Net contributions (distributions) during the year	255,818	(233,457)
At December 31	71,017,816	70,761,998
Expense paid on behalf of related parties	509,343	23,463
Key management remuneration	1,676,921	1,417,266

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020
(Re-stated)

26	Transactions with Related Parties (Continued)

Related party balances as at the year end are classified as under:

Related Party	Classification
Shareholder	Shareholder’s account (Equity)	71,017,816	70,761,998
BPGIC Holdings	Due from shareholder (Note 14)	504,214	Nil
HBS Investments LP	Due from related parties (Note 14)	4,187	17,479
H Capital International LP	Due from related parties (Note 14)	4,189	16,975
O2 Investments Limited as GP	Due from related parties (Note 14)	5,191	9,303
SBD International LP	Due from related parties (Note 14)	47,357	17,851
SD Holding Limited as GP	Due from related parties (Note 14)	19,938	9,850
Gyan Investments Ltd	Due from related parties (Note 14)	5,280	9,555
Shareholder	Due to a related party (Note 18)	2,041,927	2,041,927

27	Contingent Liabilities

Capital commitments within one year	22,000,000	33,125,477
	22,000,000	33,125,477

Capital commitments relate to construction of phase 2 which is expected to be completed by the end of third quarter of 2021.

Except for the above and ongoing purchase commitments in the normal course of business against which no loss is expected, there are no other known contingent liabilities existing at the balance sheet date.

28	Earnings Per Share

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

The following table reflects the income and share data used in the basic and diluted EPS calculations:

(Figures in USD)	2021	2020
		(Re-stated)
Profit attributable to ordinary equity holders of the parent	25,690,565	2,518,668
Weighted average number of ordinary shares	88,035,321	88,035,321

As part of the business combination warrants and ordinary shares subjected to escrow have been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e. they are not in the money.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

28	Earnings Per Share (Continued)

The number of contingently issuable shares (21,552,000 escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the Escrow Period. No ordinary shares would have been issuable on 31 December 2020 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for 31 December 2020 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

29	Fair Value of Financial Instruments

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

Liabilities measured at fair value:	Level 1 USD	Level 2 USD	Level 3 USD	Total Fair Value USD
December 31, 2021
Derivative warrant liability	11,675,815	Nil	Nil	11,675,815
Borrowings	Nil	182,781,617	Nil	182,781,617
Derivative financial instruments	Nil	5,422,917	Nil	5,422,917

Liabilities measured at fair value:	Level 1 USD	Level 2 USD	Level 3 USD	Total Fair Value USD
December 31, 2020
Derivative warrant liability	13,161,838	Nil	Nil	13,161,838
Borrowings	Nil	187,014,715	Nil	187,014,715

The fair value of level 1 financial liability have been determined in accordance with quoted price.

The fair value of level 2 financial liability have been determined by using generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the year ended 31 December 2021 and 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

30	Subsequent Events

●	In February 2022, the Group made a withdrawal of the term loan facility obtained in September 2021 of USD 2,376,804 from a commercial bank in UAE to partially finance the purchase of corporate office of the Group. The principal repayment will be 24 quarterly installments commencing six months from the disbursement date. This facility carries interest rate of 3 Months EIBOR + 4% p.a (minimum 6.5% p.a) to be paid along with the installments.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

30	Subsequent Events (Continued)

●	The Company had received a letter from The Nasdaq Stock Market dated May 23, 2022 (the “Notice”), stating that the Company is not in compliance with Listing Rule 5250(c)(1). The Notice does not impact the Company’s listing on the Nasdaq Capital Market at this time, provided that the Company cures the deficiency under Nasdaq Listing Rule 5250(c)(1) within the time period specified by the applicable rule.

●	On Nov. 22, 2022, the Company was notified that the Nasdaq Hearings Panel (the “Panel”) had granted its request to continue trading of Brooge Energy’s securities on Nasdaq at least through the completion of the Company’s hearing before the Panel and the expiration of any extension that may be granted by the Panel to the Company following the hearing.

●	The Company on Aug. 17, 2022 the Company announced that its majority shareholder, BPGIC Holdings Limited (“Holdings”), has expressed an interest to acquire all the shares of the Company that it does not currently own and to take the Company private. The Board of Directors of the Company is considering the proposal and will be entering into substantive negotiations. Any transaction, if entered into, will be subject to the receipt of a fairness opinion and approval of the Company’s shareholders and bondholders. There can be no assurance that a transaction will be entered into.

Bond Waiver letter

On April 27, 2022, the Group entered into an agreement with the Bondholders to implement following amendments to the Bond Financing Facility, effective immediately:

(a)	Waiver of the Events of Defaults that are triggered by the technical breaches of the Leverage Ratio and positive Working Capital covenants until December 31, 2022.

(b)	The requirement to maintain a Leverage Ratio to not exceed certain thresholds is suspended (waived) for the results period from December 31, 2021 to and including December 30, 2022, and shall be tested again for the 12 months results period from (and including) January 1, 2022 to December 31, 2022 (inclusive) at 3.5x, stepping down to 3.0x anytime thereafter (as per the original terms of the Bond Financing Facility). For the avoidance of doubt, the costs associated with the amendments shall not be taken into consideration in EBITDA when calculating Leverage Ratio.

(c)	The requirement to maintain a positive Working Capital is suspended (waived) for the period from December 31, 2021 to and including December 30, 2022, and shall be tested again starting from and including December 31, 2022.

(d)	Permitted Distribution:

(i)	No Permitted Distribution shall be made before BPGIC is in compliance with financial covenant requirements under the original terms of the Bond Facility Financing.

(ii)	Furthermore, BPGIC shall provide to the Bond Trustee a written statement signed by its chief executive officer and chief financial officer within three business days prior to any permitted distribution under the terms of the Bond Financing Facility that (A) states the amount being distributed as a permitted distribution, (B) confirms the conditions with respect to such distribution are satisfied, and (C) declares such distribution will not lead to an Event of Default on the next testing date.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

31	Financial Risk Management and Policies

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

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks. The Group’s borrowing are issued at fixed rate of interest.

Market Risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange.

At the reporting date, the exposure to derivative warrant liability at fair value listed on the NASDAQ was USD 11,675,815 (2020: 13,161,838). The Group has determined that an increase/(decrease) of 10% on the NASDAQ could have an impact of approximately USD 1,167,582 (2020: USD 1,316,838) increase/(decrease) on the income and equity attributable to the Group.

Currency Risk

The Group does not have any significant exposure to currency risk as most of its assets and liabilities are denominated in USD or UAE Dirhams, which are pegged to the USD.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)	2021	2020

31	Financial Risk Management And Policies (Continued)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2021 and 2020.

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

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2021 and December 31, 2020 based on contractual undiscounted payments.

December 31, 2021	On Demand USD	Upto 1 Year USD	1 to 5 Years USD	> 5 Years USD	Total USD
Bonds (Including accrued interest)	182,781,617	Nil	Nil	Nil	182,781,617
Lease liability	Nil	5,978,847	18,899,037	64,903,296	89,781,180
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	88,342,208	Nil	Nil	86,300,281
Total	182,781,617	94,321,055	18,899,037	64,903,296	360,905,005

December 31, 2020
Term loans (Including accrued interest)	Nil	11,250,000	180,014,715	Nil	191,264,715
Lease liability	Nil	6,586,405	20,812,094	60,113,234	87,511,733
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	86,970,181	Nil	Nil	86,970,181
Total	Nil	86,970,181	Nil	Nil	86,970,181

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

31	Financial Risk Management And Policies (Continued)

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

Borrowing	182,781,617	187,014,715
Lease liability	89,781,180	87,511,733
Less: cash and cash equivalents	(1,452,316)	(20,989,970)
Net debt	271,110,481	253,536,478
Total capital	78,491,436	52,545,053
Capital and net debt	349,601,917	306,081,531
Gearing ratio	78%	83%

32	Prior Year Restatement

i) The comparative figures for 2020 were restated previously on account of errors identified by the management subsequent to the issuance of the 2020 consolidated financial statements. In year 2022, subsequent to the issuance of the Group’s 2020 financial statements, the Group identified errors in the consolidated financial statements for the year ended 31 December 2020 and determined that the 2020 consolidated financial statements should be restated. The basis of such error and restatement is given as below:

Restatement Background

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non- public examination being conducted by the U.S. Securities and Exchange Commission (the “SEC”) regarding the consolidated financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020 and 2019 and the previously issued unaudited consolidated financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

32	Prior Year Restatement (Continued)

In connection with the internal examination, the Group conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party BIA do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Company’s internal examination, including the number of years over which the non-qualified revenue was recognized, the Company determined that it would be appropriate to rectify the misstatements in the previously issued financial statements by restating such financial statements. Accordingly, for the year 2021 there were no restatement. In 2020 the Company reversed revenue amounting to USD 14,640,361 and USD 15,659,111 which mainly represents funds received from BIA, was reversed and re-classified as Other payables under Liabilities(Note 19).

The Management does not expect to settle these amounts using any of it’s current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the party. The Group has taken a conservative approach to recognize this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the consolidated statement of either other comprehensive income or directly as equity as applicable.

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8 and, accordingly the prior years’ consolidated financial statements have been restated as disclosed in Page 46:

33	Rounding Off of Figures

All figures have been rounded off to the nearest US Dollars.

34	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current year.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

34	Comparative Figures (Continued)

Groupings for Property, Plant and Equipment	Buildings	Installations	Other Equipments	Tanks	Capital Work in Progress	Right of use Assets	(Figures in USD) Total
Cost:
As at January 01, 2021	28,037,886	65,903,126	268,743	76,218,998	133,579,804	83,900,611	387,909,168
Additions during the year	Nil	Nil	38,952	Nil	66,784,024	1,088,816	67,911,792
Transfers during the year	Nil	113,365,150	Nil	78,313,496	(191,678,646)	Nil	Nil
As at December 31, 2021	28,037,886	179,268,276	307,695	154,532,494	8,685,182	84,989,427	455,820,960

Accumulated Depreciation:
As at January 01, 2021	3,493,596	8,768,287	130,155	4,880,792	Nil	3,332,813	20,605,643
Charge for the year	1,121,515	3,518,868	56,244	1,816,490	Nil	1,435,287	7,948,404
As at December 31, 2021	4,615,111	12,287,155	186,399	6,697,282	Nil	4,768,100	28,554,047
Net Carrying Value:
As at December 31, 2021	23,422,775	166,981,121	121,296	147,835,212	8,685,182	80,221,327	427,266,913
As at December 31, 2020	24,544,290	57,134,839	138,588	71,338,206	133,579,804	80,567,798	367,303,525

During the year, in September 2021, ramp up of storage in Phase II tanks started and the hand over of the facility was completed in November 2021, when all the tanks were commissioned into operations. Accordingly, an amount of USD 191,678,646 was transferred from capital work in progress to tanks and installations.

Total amount capitalised includes an amount of USD 189,861,181 incurred for construction, consultancy work and capitalized borrowing costs along with USD 1,817,465 of depreciation of right-of-use assets.

Capital work in progress at December 31, 2021 of USD 8,685,182 relates to the Group’s Phase III storage facilities under development.

Land lease agreement and the moveable assets of BPGIC FZE are pledged as security against borrowings obtained in 2020 (Note 21).

The depreciation charge for the year is allocated to the statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	2021	2020
Direct costs (Note 7)	6,806,198	5,800,007
CWIP	1,142,206	309,306
	7,948,404	6,109,313

Brooge Energy Limited

Notes to the Consolidated Financial Statements

December 31, 2021

(Figures in USD)

34	Comparative Figures (Continued)

	As previously reported	Restatement adjustments	As per the restate Financial Statement
Prior Year Restatement	31-12-20	31-12-20	31-12-20
Consolidated Statement of Comprehensive Income
Revenue	41,831,537	(14,640,361)	27,191,176
Direct costs	(12,944,760)	236,374	(12,708,386)
Gross Profit / (Loss)	28,886,777	(14,403,987)	14,482,790
Other income	828,332	Nil	828,332
General and administration expenses	(6,456,884)	(207,419)	(6,664,303)
Change in estimated fair value of derivative warrant liability	2,547,542	80	2,547,622
Finance costs	(8,306,150)	(29,119)	(8,335,269)
Profit for the year	17,159,113	(14,640,445)	2,518,668
Consolidated Statement of Financial Position
ASSETS
Current Assets
Trade receivables	Nil	Nil	Nil
Other receivable and prepayments	690,232	(296,363)	393,869
Total Current Assets	40,401,956	(296,363)	40,105,593
Non-Current Assets
Advances to contractor	16,418,065	40,187	16,458,252
Total Non-Current Assets	392,221,590	40,185	392,261,775
Total Assets	432,623,546	(256,178)	432,367,368
LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	13,829,897	3,936,678	17,766,575
Other payable	Nil	73,453,606	73,453,606
Lease liabilities	9,795,058	(7,203,501)	2,591,557
Total current liabilities	43,786,799	70,186,777	113,973,576
Non-current liabilities
Lease liabilities	79,289,507	5,630,669	84,920,176
Total Non-Current Liabilities	260,218,070	5,630,669	265,848,739
Equity
Share capital	8,801	3	8,804
Retained earnings	(46,907,568)	(73,440,087)	(120,347,655)
Statutory reserve	680,643	(335,795)	344,848
Shareholders’ account	73,059,743	(2,297,745)	70,761,998
Total Equity	128,618,677	(76,073,624)	52,545,053
Total Equity & Liabilities	432,623,546	(256,178)	432,367,368

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

Consolidated Financial Statements
December 31, 2020

Brooge Energy Limited
Index to the Financial Statements December 31, 2020

Office 106, The Binary Al Abraj Street Business Bay PO Box 413383 Dubai / UAE [T] +971 4 557 8358 [E] mail@affiniax.com
Independent Auditor’s Report

To the Board of Directors and Shareholders of Brooge Energy Limited and its Subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Brooge Energy Limited and its Subsidiaries, (“the Group”), which comprise of the consolidated statement of financial position as at December 31, 2020, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying consolidated financial statements, present fairly, in all material respects, the consolidated financial position of Brooge Energy Limited and its Subsidiaries as at December 31, 2020 and its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with PCAOB & International Standards on Auditing (ISA’s). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

a. We draw your attention to Note no. 34 where the Group has reversed the revenue amounting to USD 14,640,361 which mainly represents funds received from M/s Brooge International Advisory LLC (BIA) which was earlier accounted as the revenue. Since the Group could not obtain the confirmation from subject party to identify the purpose and repayment terms, if any; before signing date of this report, an amount of USD 15,659,111 representing the funds received from BIA has been classified as Other payable in the financial statements for the year ended December 31, 2020.

b. Considering the significance of the above amount involved, we have further reviewed the legal documents of M/s Brooge Petroleum and Gas Investment Company and M/s Brooge International Advisory LLC (BIA) to determine whether they are related parties in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Company has further undertaken vide resolution dated April 23, 2023 to consider BIA as a related party.  Based on the above representation and applying the concept of substance over form, it indicates that BIA is a related party.

c. We draw attention to consolidated statement of financial position in the consolidated financial statements, which indicates that the as of December 31, 2020, the Group’s current liabilities exceed current assets by USD 73,867,983. Our opinion is not modified in respect of this matter.

 Reaudit of Consolidated Financial Statements for the Year Ended December 31, 2020

Attention is invited to Note 35 Reaudit of the consolidated financial statements. The consolidated financial statements of the Group are re-audited to record the restatement pertaining to revenue, other payable and trade accounts receivable, which were recorded erroneously due to the inadequate documents.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no other key audit matters to communicate in our report.

Responsibility of the Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, as applicable, matters related to going concern and using the going concern basis of accounting, unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Reaudit of Consolidated Financial Statements for the Year Ended December 31, 2020

Attention is invited to Note 35 Reaudit of the consolidated financial statements. The consolidated financial statements of the Group are re-audited to record the restatement pertaining to revenue, other payable and trade accounts receivable, which were recorded erroneously due to the inadequate documents.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no other key audit matters to communicate in our report.

Responsibility of the Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, as applicable, matters related to going concern and using the going concern basis of accounting, unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgement and maintain professional skepticism throughout the audit. We also;

●     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error as fraud may involve collusion, forgery, intentional omissions, misrepresentation or override of internal controls.

●     Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

●     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●     Conclude on the appropriateness of Management’s use of going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the Management with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Management, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters.

Affiniax A A S Auditors

Dubai,

United Arab Emirates

April 24, 2023

Brooge Energy Limited
Consolidated Statement of Comprehensive Income Year Ended December 31, 2020

(Figures in USD)	Note	2020 (Re-stated)	2019 (Re-stated)

Revenue	6	27,191,176	15,885,219
Direct costs	7	(12,708,386)	(11,497,239)
Gross profit		14,482,790	4,387,980

Other income		828,332	4,188
Change in estimated fair value of derivative warrant liability	8	2,547,622	1,273,740
Listing expenses	20	Nil	(101,773,877)
General and administration expenses	9	(6,664,303)	(2,470,425)
Finance costs	10	(8,335,269)	(5,782,430)
Changes in fair value of derivative financial instruments	11	(340,504)	(328,176)
Profit / (Loss) for the year	21	2,518,668	(104,689,000)
Other comprehensive income		Nil	Nil
Total Comprehensive Income / (Loss) for the year		2,518,668	(104,689,000)
Basic and diluted earnings / (loss) per share	29	0.03	(1.30)

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited
Consolidated Statement of Financial Position As at December 31, 2020

(Figures in USD)	Note	2020 (Re-stated)	2019 (Re-stated)

ASSETS

Current Assets
Cash and cash equivalents	12	39,389,935	19,830,771
Trade accounts receivable	13	Nil	163,567
Inventories	14	321,789	179,644
Other receivable and prepayments	15	393,869	840,671
Total Current Assets		40,105,593	21,014,653

Non-Current Assets
Property, plant and equipment	16	367,303,523	263,228,588
Advances to contractor	17	16,458,252	21,664,764
Restricted bank balance	12	8,500,000	Nil
Total Non-Current Assets		392,261,775	284,893,352
Total Assets		432,367,368	305,908,005

LIABILITIES AND EQUITY

Current Liabilities
Trade and accounts payable	18	17,766,575	61,133,967
Other payables	19	73,453,606	57,794,495
Derivative warrant liability	20	13,161,838	15,709,460
Derivative financial instruments	21	Nil	1,518,249
Borrowings	22	7,000,000	14,539,187
Lease liabilities	23	2,591,557	2,154,878
Total Current Liabilities		113,973,576	152,850,236

Non-Current Liabilities
Borrowings	22	180,014,715	74,160,950
Lease liabilities	23	84,920,176	28,624,260
Employees’ end of service benefits	24	40,514	13,941
Asset retirement obligation	25	873,334	Nil
Total Non-Current Liabilities		265,848,739	102,799,151

Equity
Share capital	26	8,804	8,804
Share premium	26	101,777,058	101,775,834
Statutory reserve		344,848	Nil
Accumulated losses		(120,347,655)	(122,521,475)
Shareholder’s account		70,761,998	70,995,455
Total Equity Attributable to the Shareholders		52,545,053	50,258,618
Total Liabilities and Equity		432,367,368	305,908,005

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited
Consolidated Statement of Changes in Equity Year Ended December 31, 2020

(Figures in USD)	Share Capital	Share Premium	Statutory Reserve	Accumulated Losses	Shareholder’s Account	Total
As at January 01, 2019 (Restated)	8,000	1,353,285	Nil	(17,832,475)	47,717,763	31,246,573
Shares issuance in connection with a merger (Note 31)	932	114,022,421	Nil	Nil	Nil	114,023,353
Cash election in lieu of shares	(128)	(13,599,872)	Nil	Nil	Nil	(13,600,000)
Loss for the year	Nil	Nil	Nil	(104,689,000)	Nil	(104,689,000)
Movements during the year	Nil	Nil	Nil	Nil	23,277,692	23,277,692
As at December 31, 2019 (Restated)	8,804	101,775,834	Nil	(122,521,475)	70,995,455	50,258,618
Exercise of 100 warrants in 100 ordinary shares	0.01	1,224	Ni	Nil	Nil	1,224
Profit for the year	Nil	Nil	Nil	2,518,668	Nil	2,518,668
Transferred to statutory reserve	Nil	Nil	344,848	(344,848)	Nil	Nil
Movements during the year	Nil	Nil	Nil	Nil	(233,457)	(233,457)
As at December 31, 2020 (Restated)	8,804	101,777,058	344,848	(120,347,655)	70,761,998	52,545,053

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited
Consolidated Statement of Cash Flows Year Ended December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

Cash Flow from Operating Activities

Profit / (Loss) for the year	2,518,668	(104,689,000)

Adjustments for:
Shares issuance in connection with a merger	Nil	114,023,353
Depreciation of property, plant and equipment	6,109,313	6,018,858
Interest charged on lease liability	3,525,982	2,871,035
Provision for employees’ end of services benefits	29,047	9,488
Change in estimated fair value of derivative warrant liability	(2,547,622)	(1,273,740)
Net changes in fair value of derivative financial instruments	340,504	328,176
Written back of accrued interest not settled	(754,929)	Nil
Asset retirement obligation - accretion expense	79,555	Nil

Changes in operating assets and liabilities
Decrease / (Increase) in trade accounts and other receivable and prepayments	610,369	(759,410)
Increase in inventories	(142,145)	(32,554)
(Decrease) / Increase in Trade and accounts payable	(42,612,463)	52,132,006
Increase in other payable	15,659,111	29,939,548
Payment of employees’ end of services benefits	(2,474)	(1,814)
Net cash used in operating activities	(17,187,084)	98,565,946

Cash Flow from Investing Activities

Amount deposited in restricted bank account	(26,899,965)	Nil
Advance to contractors	5,206,512	(21,664,764)
Purchase of property, plant and equipment	(53,824,606)	(71,618,332)
Net cash used in investing activities	(75,518,059)	(93,283,096)

Cash Flow from Financing Activities

Issuance of 21,229,000 warrants in connection with merger	Nil	16,983,200
Net of repayment from term loan	(88,700,137)	(9,836,999)
Proceeds from bonds	187,014,715	Nil
Payment of lease liability	(2,359,250)	(2,313,323)
Payment of derivative financial instruments	(1,858,753)	Nil
Movement in shareholder’s account	(233,457)	23,277,692
Exercise of 100 warrants in 100 ordinary shares	1,224	Nil
Cash election in lieu of shares	Nil	(13,600,000)
Net cash generated from financing activities	93,864,342	14,510,570
Net change in cash and cash equivalents	1,159,199	19,793,420
Cash and cash equivalents at beginning of the year	19,830,771	37,351
Cash and cash equivalents at end of the year	20,989,970	19,830,771

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

1	Legal Status, Management and Business Activity

The consolidated financial statements comprise of the financial statements of Brooge Energy Limited (“Company”) and its subsidiaries on a line-by-line basis. The Company and its subsidiaries are collectively referred to as the “Group”. The details of the Group are as follows:

a. Brooge Energy Limited

The Company (formerly known as Brooge Holdings Limited) is a Company with limited liability registered as an exempted company in the Cayman Islands.

The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

The Company changed its name from Brooge Holdings Limited to Brooge Energy Limited on April 07, 2020.

The subsidiaries of the Company are as follows:

i. Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”)

BPGIC FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 13-FZE-1117.

BPGIC FZE is a 100% subsidiary of the Company.

ii. Brooge Petroleum and Gas Investment Company Phase III FZE (BPGIC Phase III FZE)

BPGIC Phase III FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 20-FZE-1972.

BPGIC Phase III FZE is a 100% subsidiary of the Company.

iii. BPGIC International

BPGIC International formerly known as Twelve Seas, is a company with limited liability registered as an exempted company in the Cayman Islands.

BPGIC International is a 100% subsidiary of the Company.

iv. Brooge Petroleum and Gas Management Company Limited (BPGMC Limited)

BPGMC Limited is a company with limited liability registered in Dubai International Financial Centre with commercial license number CL3852.

BPGMC Limited is a 100% subsidiary of the Company.

v. BPGIC Phase 3 Limited (BPGIC Phase III Ltd)

BPGIC Phase 3 Limited is a Free Zone Company with limited liability formed in accordance with the provisions of Jebel Ali Free Zone Authority Offshore Companies Regulations 2018. The registration number of BPGIC Phase 3 Limited is 226933.

BPGIC Phase 3 Limited is a 100% subsidiary of the Company.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

1	Legal Status, Management and Business Activity (Continued)

The service provided by the group is oil storage and related services at the Port of Fujairah in the Emirate of Fujairah, UAE. The Group currently operates phase I and phase II, comprising 22 tanks with a total capacity of 1,001,388 cubic meters (“cbm”), fully operational for provision of storage and other ancillary processes of crude and clean oil. The construction of the Company’s phase II, with a total capacity of 602,064 cbm was completed in September 2021.The Group has commenced early preparation work for its phase 3 project where it intends to construct additional storage and refinery facilities. The Group’s has commenced preconstruction work for its phase 3 project where it intends to construct additional storage and refinery facilities.

The Company was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below.

On 15 April 2019, BPGIC FZE entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) as disclosed in Note 31.

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

The reaudited consolidated financial statements were authorised for issue by the Board of Directors.

2	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board “IASB”. These consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

2	Basis of Preparation of Consolidated Financial Statements (Continued)

All financial information presented in USD has been rounded to the nearest thousand, unless otherwise stated. The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments and derivative liability.

(i) Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

●	Exposure, or rights, to variable returns from its involvement with the investee; and

●	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognises the assets (including goodwill) and liabilities of the subsidiary

●	Derecognises the carrying amount of any non-controlling interests

●	Derecognises the cumulative translation differences recorded in equity

●	Recognises the fair value of the consideration received

●	Recognises the fair value of any investment retained

●	Recognises any surplus or deficit in profit or loss

●	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

Details of subsidiaries as at 31 December 2020 are stated in Note 1.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

2	Basis of Preparation of Consolidated Financial Statements (Continued)

(i) Subsidiaries (Continued)

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

(iii) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any noncontrolling interests in the acquiree. For each business combination, the Group elects whether to measure the noncontrolling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

2	Basis of Preparation of Consolidated Financial Statements (Continued)

(iii) Business combinations (Continued)

Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations. Under this approach, the difference between the fair value of the consideration paid less the fair value of the net assets acquired, is recognized as a listing expense in Consolidated statement of comprehensive income.

2.1	Going Concern

During the year ended 31 December 2020, the Group earned a profit of USD 2.5 million and generated negative cash flows of USD 17.1 million. Further, as at that date, the Group had cash and cash equivalents of USD 20.9 million.

In September 2020, BPGIC FZE issued bonds of USD 200 million to private investors with a face value of USD 1 with an issue price of USD 0.95. The bonds bear interest at 8.5% per annum to be paid along with the instalments. The Group settled its outstanding term loans using the proceeds of the bonds and will utilize the balance of the proceeds to fund phase II construction and working capital requirements. Management forecasts that the existing cash balances as well as cash generated from ongoing operations provide sufficient liquidity to the Group to continue in operations for the foreseeable future. Management is currently evaluating various options regarding funding of its phase III construction.

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

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

3	Changes In Accounting Policies And Disclosures

New and amended standards and interpretations.

New and amended standards and interpretations adopted by the Group.

The Group applied certain standards, interpretations and amendments for the first time, which are effective for annual periods beginning on or after 1 January 2020.

●	Amendments to IFRS 3: Definition of a Business;

●	Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform;

●	Amendments to IAS 1 and IAS 8 Definition of Material;

●	Amendments to IFRS 16 Covid-19 Related Rent Concessions.

The adoption of above standards and amendments did not have any significant impact on the consolidated financial statements of the Group.

4	Significant Accounting Estimates and Judgements

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

Estimation and assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Useful Life and Depreciation of Property, Plant and Equipment

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

4	Key Sources of Estimation Uncertainty (Continued)

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

Discount rate used for initial measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment. The Group determined its incremental borrowing rate at 9.5% (2019: 9.5%) in respect of the lease liability (Note 23).

Impairment of trade receivables

The Group uses the simplified approach under IFRS 9 to assess impairment of its trade receivables and calculates expected credit losses (ECLs) based on lifetime expected credit losses. The Group calculates the ECL based on Group historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

4	Key Sources of Estimation Uncertainty (Continued)

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

Classification of warrants

In connection with the completion of the business combination on 20 December 2019 as described in Note 1, Note 20 and Note 31 the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

Business combination (reverse acquisition)

As the reverse acquisition of Brooge Energy did not constitute a business combination, the transaction was accounted for as an asset acquisition by the issuance of shares of the BPGIC FZE, for the net assets of Twelve Seas and its public listing. Accordingly, the transaction had been accounted for at the fair value of the equity instruments granted to the shareholders and warrant holders of Twelve Seas.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

4	Key Sources of Estimation Uncertainty (Continued)

Business combination (reverse acquisition) (Continued)

Management applied the following primary judgments in accounting for the reverse acquisition:

1. BPGIC FZE was assessed as the accounting acquirer due to majority shareholding and representatives on the board of directors.

2. The accounting acquiree is not a business and not in scope of IFRS 3.

3. The acquisition has been accounted for in terms of IFRS 2 which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired has been recognised in profit and loss.

4. Fair value of ordinary shares issued: Refer to Note 31.

5. The fair value of the shares in escrow was not materially different from that of the shares which were not in escrow as the rights of these shares are similar to those of “normal ordinary shares”. Fair value of the shares in escrow: Refer to Note 26.

6. Fair value of warrants issued: Refer to Note 20.

7. Deemed share issue has been presented in the financing activities in the Statement of Cash Flows.

5	Summary of Significant Accounting Policies

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

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

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Fair values

The fair value of the financial assets and liabilities at the date of statement of financial position approximate their carrying amounts in the statement of financial position.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or

●	In the absence of a principal market, in the most advantageous market for the asset or liability

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

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Current and Non-Current Classification

The Group presents assets and liabilities in the statement of financial position based on current / non-current classification.

An asset is current when it is:

- Expected to be realized or intended to be sold or consumed in normal operating cycle.

- Held primarily for the purpose of trading.

- Expected to be realised within twelve months after the reporting period, or

- Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

- It is expected to be settled in normal operating cycle.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Fair values (Continued)

- It is held primarily for the purpose of trading.

- It is due to be settled within twelve months after the reporting period.or

There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Taxes

Value Added Tax:

Expenses and assets are recognized net of the amount of input tax, except:

- When the input tax is incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the input tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

- The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position, as applicable.

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the BPGIC FZE and the tax on which is paid/due to be paid by the BPGIC FZE to the Supplier.

Output VAT is recognized in respect of taxable supply of goods/services rendered by the BPGIC FZE on which tax is charged and due to be paid to the UAE Federal Tax Authority.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment, is stated at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs includes expenditure that is directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

The cost of replacing or addition to an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred.

Depreciation is charged to write off the cost of assets using the straight line method as follows:

Buildings	25 years
Tanks	50 years
Installations	20 - 25 years
Other Equipment	5 years
Right of use asset - Land	60 years

The useful lives and depreciation method are reviewed periodically to ensure that the year and method of depreciation are consistent with the pattern of economic benefits expected to flow to the Group through the use of items of property, plant and equipment.

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as profit or loss in the statement of comprehensive income.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Leases

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

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the noncancellable period of a lease.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

Financial Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

The Group’s financial assets at amortised cost include other receivables and due from related parties.

Financial assets at fair value through OCI, impairment losses or reversals are recognised in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

The Group derecognizes a financial asset when the contractual rights to the cash flow from the assets cease and any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Offsetting of Financial Instruments:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

Impairment of financial assets

Under IFRS 9, the Group records an allowance for Expected Credit Loss (ECL) for all loans and debt financial assets not held at Fair value through profit & loss (FVPL).

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Financial liabilities (Continued)

Equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group comprising of share capital, share premium and shareholders’ accounts are recorded at the proceeds received, net of direct issue costs.

Escrow shares issued as part of the reverse acquisition are subject to meeting certain financial milestones during the vesting period as disclosed in Note 31 The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Financial liabilities (Continued)

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

Non-derivative financial assets and liabilities

Receivables

Receivables are those financial assets that have fixed or determinable payments and for which there is no active market are initially recognized at fair value plus any directly attributable transactions costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method. These comprise trade accounts and other receivables, receivables from related parties, bank balances including fixed and margin deposits with banks.

Receivables are carried at certified revenue less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off when identified.

Trade Accounts and Other Receivable

Receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

The Management undertakes a periodic review of amounts recoverable from trade and other receivable, and determines recoverability based on various factors such as ageing of receivable, payment history, collateral available and other knowledge about the receivable.

Provision for bad and doubtful debts represents estimates of ultimate unrealizable debts. The estimates are judgmental and are based on case based evaluation by the management.

Provisions created during the year are reflected in the operating results of the year. Debts which are recognised as unrealizable are written off during the year.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, banks accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Statutory Reserve

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the Statutory reserve. The general reserve is not available for distribution to the shareholders.

Employees’ End of Service Benefits

The Group provides end of service benefits to its employees. The  ion of a minimum service period. The expected costs of these benefits are accrued over the period of employment.

Trade Accounts and Other Payable

Trade accounts and other payable are stated at nominal amounts payable for goods or services rendered.

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

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. The warrants shall lapse and expire after five years from the closing of the business combination (Note 31).

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of comprehensive income (within profit and loss) as the Group has not designated derivative financial instruments under hedging arrangements.

Provisions

Provisions are recognised when the Group has a present obligation as a result of past event and it is probable that the outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the amount expected to be required to settle the obligation and the risk specific to the obligation.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

5	Summary of Significant Accounting Policies (Continued)

Foreign Currencies Translations

The financial statements are presented in US Dollars, which is the Group’s functional and presentation currency.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

6	Revenue

Storage rental income (Note 34)	23,754,376	13,397,209
Miscellaneous income (Note 6.1)	1,558,887	1,294,829
Ancillary services	1,877,913	1,193,181
	27,191,176	15,885,219

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017.

The commercial contracts with customers related to the Phase 1 and Phase 2 have been assigned as security against the borrowing obtained in 2020.

Miscellaneous income represents port charges of USD 1,558,887 that are paid by the Group to the port authority and recharged to the customers.

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a contract with its customers. Accordingly, there is no cyclicality in the Group’s operations.

7	Direct Costs

Depreciation on property, plant and equipment (Note 16)	5,800,007	5,785,745
Employees’ costs	3,482,431	3,074,727
Reimbursable port charges (Note 6.1)	1,558,887	1,294,829
Spare parts and consumables used	657,917	788,792
Insurance charges	397,976	323,702
Others	811,168	229,444
	12,708,386	11,497,239

8	Other Income

Written back of accrued interest	754,929	Nil
Miscellaneous	73,403	4,188
	828,332	4,188

9	Listing Expenses

IFRS 2 listing expense	Nil	98,622,019
Other listing expenses (Note 9.1)	Nil	3,151,858
	Nil	101,773,877

9.1	Other listing expenses represents promissory note of USD 1.5 million, fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the Group’s listing on the NASDAQ.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

10	General and Administration Expenses

Employees’ cost	2,014,858	1,473,335
Legal and professional	2,594,801	549,702
Insurance	639,345	Nil
Board fees and expenses	354,169	Nil
Office expenses	270,259	248,752
Repairs and maintenance	247,302	74,542
Sales and marketing	211,383	70,877
Rent	177,850	10,346
Travelling expenses	154,336	42,871
	6,664,303	2,470,425

11	Finance Costs

Interest expense on borrowings	5,467,250	4,002,772
Interest on lease liability	2,041,006	1,412,796
Early settlement charges	706,643	Nil
Asset retirement obligation - accretion expenses	79,555	Nil
Bank charges	11,696	314,967
Exchange loss	29,119	51,895
	8,335,269	5,782,430

12	Cash and Cash Equivalents

Cash in hand	5,026	1,960
Balances in current accounts	47,884,909	19,828,811
	47,889,935	19,830,771
The above consist of the following:
Non-current.	8,500,000	Nil
Restricted bank balance	8,500,000	Nil

Current
Cash and Cash Equivalents	20,989,970	19,830,771
Restricted bank balance	18,399,965	Nil
	39,389,935	19,830,771

The cash and bank balances disclosed above and in the consolidated statement of cash flows include USD 26,899,965 which are held in restricted bank accounts under the Bond terms. These include USD 8,500,000 held in the Liquidity account, USD 24,999,963 is held in the Construction Funding account, and USD 8,400,000 held in the Debt Service Retention account. The amount in the Construction Funding account can be withdrawn up to a limit of USD 5,000,000 per month. Accordingly, USD 15,000,000 out of the balance in the Construction Funding account is considered as cash and cash equivalent.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

12	Cash and Cash Equivalents (Continued)

A first priority pledge over the balances in the Earnings account, Liquidity account, Construction Funding account and Debt Service Retention account is held as security under the Bond terms (Note 22).

13	Trade Accounts Receivables

Accounts receivables	Nil	163,567
	Nil	163,567

Receivables are due within 14 days of invoicing.

Unimpaired trade receivables are expected to be fully recoverable. It is not the practice of the Group to obtain collateral over receivables and the vast majority is, therefore, unsecured.

14	Inventories

Spare parts and consumables	321,789	179,644
	321,789	179,644

Cost of inventories recognised during the year amounted to USD 657,917 (2019: USD 788,792). No provision is required for inventories as at 31 December 2020 (2019: Nil).

15	Other Receivables and Prepayments

Prepaid expenses	247,741	57,543
Due from related parties (Note 27)	81,013	57,550
VAT receivable	37,290	573,923
Deposits	21,537	15,526
Staff advances	6,288	Nil
Advance paid to suppliers and contractors	Nil	136,129
	393,869	840,671

16	Property, Plant and Equipment

a)	The movement schedule is set out on page 48.

17	Advances to Contractor

Advances to contractor	16,458,252	21,664,764
	16,458,252	21,664,764

The amount represents the advances paid to a contractor (Audex) for future services in relation to phase 2 amounting USD 15,655,981 and USD 802,271 paid as an advance for the purchase of new office space.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

18	Trade and Accounts Payable

Trade accounts payable	5,216,243	25,989,965
Capital accruals	4,450,313	31,466,080
Accrued interest on term loans	4,250,000	3,295,382
Due to a related party (Note 27)	2,041,927	Nil
Advances from customer	1,340,252	Nil
Accrued expenses	467,840	360,180
Payables to third parties	Nil	22,360
	17,766,575	61,133,967

19	Other Payable

M/s Brooge International Advisory LLC	73,453,606	57,794,495
	73,453,606	57,794,495

Please refer Note 34 for more details.

20	Derivative Warrant Liability

Issuance of 21,228,900 warrants in connection with merger (Note 31)	15,709,460	16,983,200
Fair value remeasurement of derivative warrant liability	(2,547,622)	(1,273,740)
	13,161,838	15,709,460

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date. The derivative liabilities will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group.

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

At initial recognition on 20 December 2019, the Group recorded a derivative warrant liability of USD 16,983,200 based on the quoted price on 20 December 2019 of USD 0.8 per warrant and then revalued at USD 0.74 at 31 December 2019 resulting in a fair value gain of USD 1,273,740 and a warrant derivative liability of USD 15,709,460. These warrants were accounted for as part of the consideration transferred under IFRS 2. Additional information is provided in Note 26.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

20	Derivative Warrant Liability (Continued)

On 14 May 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

At 31 December 2020, the Group recorded a derivative warrant liability of USD 13,161,838 (31 December 2019: USD 15,709,460) which resulted in a gain on revaluation of derivative warrant liability for the year ended 31 December 2020 of USD 2,547,622 (31 December 2019: USD 1,273,740).

21	Derivative Financial Instruments

Interest rate swaps	Nil	1,518,249
	Nil	1,518,249

In 2018, the Group entered into an interest rate swap with a commercial bank exchanging variable interest for fixed interest at specified dates on its term loan 1. The interest rate swap matures in June 2023.

The Group is exposed to variability in future interest cash flows on terms loan and Islamic ijara loan which bears interest at a variable rate.

During the year, the Group fully settled the term loans as well as the interest rate swaps. The Group have repaid USD 1,858,753 in settlement.

The details of these derivative financial instruments are as follows:

	Notional	Fair value	Fair value
	Amount (USD)	asset (USD)	liability (USD)
31 December 2020
Designated at FVTPL
Interest rate swaps	Nil	Nil	Nil

31 December 2019
Designated at FVTPL
Interest rate swaps	79,253,015	Nil	1,518,249

22	Borrowings

Bonds	187,014,715	Nil
Secured term loans	Nil	86,435,137
Promissory notes	Nil	2,265,000
	187,014,715	88,700,137

The current and non- current break up as below:

Non- Current	Maturity 2025
Bonds		180,014,715	Nil
Term loan 1		Nil	68,271,743
Term loan 2		Nil	5,889,207
		180,014,715	74,160,950

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

22	Borrowings (Continued)

Current
Bonds	7,000,000	Nil
Term loan 1	Nil	10,135,939
Term loan 2	Nil	2,138,248
Term loan 3	Nil	Nil
Promissory notes	Nil	2,265,000
	7,000,000	14,539,187

	Coupon	Effective interest		2020	2019
Bonds	rate %	rate %	Maturity date	USD	USD
USD 200,000,000 bond net of transaction costs	8.50%	10.57%	September 2015	187,014,715	Nil

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

(iv) pledge over moveable assets of BPGIC FZE and its subsidiaries;

(v) security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;

(vi) security assignment over insurance contracts for phase I terminal, phase II terminal and admin building; (vii) security assignment over group and intercompany loans; and

(viii) corporate guarantee from Brooge Energy Limited.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

22	Borrowings (Continued)

Bonds (Continued)

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter-company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds:

(i) Minimum Liquidity: BPGIC FZE to maintain $8.5 million in the Liquidity account;

(ii) Leverage Ratio: BPGIC FZE and its subsidiaries’ leverage ratio not to exceed: (A) 5.5x at 31 December 2020; (B) 3.5x at 31 December 2021; and (C) 3.0x anytime thereafter; and

(iii) Working Capital: BPGIC FZE and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Group to comply with the following financial covenant: (i) Brooge Energy Limited to maintain a minimum equity ratio of 25%.

As of 31 December 2020, BPGIC FZE and the Group was in compliance with its commitments under the bond agreement.

Included in secured loans are the below term loans:

Term loan 1

In 2014, the Group obtained term loan facility (1) amounting to USD 84,595,154 from a commercial bank in the UAE to partially finance the construction of phase 1 (14 oil storage tanks in Fujairah). During the year 2019, the Group has not drawn down any amounts (2018: USD 550,445) from this facility. The loan was repayable in 48 quarterly instalments, commencing 27 months after the start of the construction with final maturity not exceeding 31 March 2028 and is stated net of prepaid finance cost of USD 499,158. The interest is due on a quarterly basis from the loan drawdown date.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

22	Borrowings (Continued)

Term loan 1 (Continued)

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

In November 2020, the Group fully settled the term loan facility (1) using the proceeds of the Bond issue. The Group paid USD 74,082,548 in final settlement in addition to repayments of USD 4,824,291 during the year. The final settlement amount included USD 559,637 as a prepayment penalty.

Term loan 2

During 2017, the Group obtained an additional term loan facility (2) of USD 11,108,086 from a commercial bank in the UAE for the construction of an administrative building in Fujairah. The loan was repayable in 20 quarterly instalments starting after a 6 months grace period commencing in April 2017 and is stated net of prepaid finance cost of USD 58,578 .The interest is due on a quarterly basis from the loan drawdown date.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020	2019

22	Borrowings (Continued)

Term loan 2 (Continued)

The term loans 1 and 2 were secured by a mortgage on the tanks and the office/administration building, step-in right to the leased land and assignment of insurance policies. The security was released upon the settlement of loans.

Term Loan 3

In 2018, the Group obtained a new facility from a commercial bank in the UAE amounting to USD 95,290,000 to partially finance the construction of phase 2. The new facility carries interest at 3 month EIBOR + 3% margin and is repayable in 17 bi-annual instalments commencing 6 months after the date of completion of phase 2.

The Group did not make any drawdowns on the term loan facility (4). In 2020, the Group has cancelled the facility subsequent to the issuance of the bonds.

Promissory notes

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, Early Bird Capital (EBC), and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to USD 3 million and a USD 1.5 million non interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. In case of default, the promissory note would bear interest at the rate of 10% per annum.

There is an additional promissory note of USD 765,000 that was issued by Twelve Seas prior to the Business Combination payable to Twelve Seas sponsors which was included in the net assets contributed by Twelve Seas as part of the Business Combination, further details disclosed in Note 31.

23	Lease Liabilities

Balance at the beginning of the year	30,779,138	30,221,426
Additions during the year	55,565,863	Nil
Interest charged during the year	3,525,982	2,871,035
Lease rentals during the year	(2,359,250)	(2,313,323)
Balance at the end of the year	87,511,733	30,779,138

1) The analysis of lease liability is as follows:

Current	2,591,557	2,154,878
Non-Current	84,920,176	28,624,260

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020	2019

23	Lease Liabilities (Continued)

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

	Lease payments		Present value of minimum lease payments
	2020	2019	2020	2019
Not later than one year	8,533,582	2,359,590	6,586,405	2,154,878
Later than one year and not later than five years	35,875,519	9,919,810	20,812,094	7,241,240
Later than five years	858,043,766	213,469,800	60,113,234	21,383,020
	902,452,867	225,749,200	87,511,733	30,779,138
Finance costs	(814,941,134)	(194,970,062)	Nil	Nil
Present value of minimum lease payments	87,511,733	30,779,138	87,511,733	30,779,138

24	Employees’ End of Service Benefits

Balance at the beginning of the year	13,941	6,267
Provision for the year	29,047	9,488
Paid during the year	(2,474)	(1,814)
Balance at the end of the year	40,514	13,941

25	Asset Retirement Obligation

Asset retirement obligation	873,334	Nil
	873,334	Nil

As part of the land lease agreement between the Fujairah Oil Industry Zone (“FOIZ”) and the Group, the Group has a legal obligation to remove the plant at the end of its useful life, or earlier, if the Group is unable to continue its operations, and restore the land. The Group has employed professional valuers to estimate the amount of liability.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)

26	Share Capital & Share Premium

	No. of Shares	USD
Ordinary shares	450,000,000	450,000,000

Share Capital

Conversion of 100 BPGIZ FZE ordinary shares at 1 for 1 million to the legal acquirer, Brooge Energy (Note 1)
Cash election	80,000,000	8,000
Changes in share capital due to business combination (Note 31)	(1,281,695)	(128)
As at December 31, 2019	9,316,948	932
	88,035,253	8,804
Changes in share capital due to reverse acquisition transaction
	(30,000)	(3)
Conversion of 100 warrants into ordinary shares at 1 for 1
As at 31 December 2020	100	0.01
	88,035,353	8,804

Note 1: Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,000 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. Additional information on escrow shares are included in Note 31.

	2020	2019
Share Premium	(Re-stated)	(Re-stated)

As at January 01	101,775,834	1,353,285
Conversion of 100 warrants in ordinary shares at 1 for 1	1,224	Nil
Ordinary shares issued on merger with Twelve Seas	Nil	114,022,421
Cash election	Nil	(13,599,872)
As at December 31	101,777,058	101,775,834

27	Transactions with Related Parties

The Group, in the normal course of business carries out transactions with parties that fall within the definition of related party contained in the International Financial Reporting Standards. Significant transactions with related parties are as under:

Transactions in shareholders’ account
Contributions/ (distributions) by/to the shareholders	(233,457)	77,090,648
Amounts paid on behalf of the Group by the shareholders*	Nil	1,135,484
Amounts paid by the Group on behalf of the shareholders	Nil	(1,669,424)
Distributions to shareholders	Nil	(53,279,016)
	(233,457)	23,277,692

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

27	Transactions with Related Parties (Continued)

Changes in shareholders’ account is as follows:

At January 01	70,995,455	47,717,763
Net contributions (distributions) during the year	(233,457)	23,277,692
At December 31	70,761,998	70,995,455

Expense paid on behalf of related parties	23,463	57,550
Key management remuneration	1,417,266	1,160,293

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

At January 01	70,995,455	47,717,763
Net contributions (distributions) during the year	(233,457)	23,277,692
At December 31	70,761,998	70,995,455

Expense paid on behalf of related parties	23,463	57,550
Key management remuneration	1,417,266	1,160,293

Related party balances as at the year end are classified as under:

Related Party	Classification
Shareholder	Shareholder’s account (Equity)	70,761,998	70,995,455
HBS Investments LP	Due from related parties (Note 15)	17,479	13,388
H Capital International LP	Due from related parties (Note 15)	16,975	11,056
O2 Investments Limited as GP	Due from related parties (Note 15)	9,303	6,181
SBD International LP	Due from related parties (Note 15)	17,851	13,760
SD Holding Limited as GP	Due from related parties (Note 15)	9,850	6,984
Gyan Investments Ltd	Due from related parties (Note 15)	9,555	6,181
Shareholder	Due to a related party (Note 18)	2,041,927	Nil

28	Contingent Liabilities

Capital commitments within one year	33,125,477	79,334,742
	33,125,477	79,334,742

Capital commitments relate to construction of phase 2 which is expected to be completed by the end of third quarter of 2021.

Except for the above and ongoing purchase commitments in the normal course of business against which no loss is expected, there are no other known contingent liabilities existing at the balance sheet date.

29	Earnings Per Share

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

29	Earnings Per Share (Continued)

The following table reflects the income and share data used in the basic and diluted EPS calculations:

Profit / (Loss) attributable to ordinary equity holders of the parent	2,518,668	(104,689,000)
Weighted average number of ordinary shares	88,035,321	80,264,186

As part of the business combination (Note 31) warrants and ordinary shares subjected to escrow has been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e. they are not in the money.

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

On 14 May 2020, holders of 100 warrants (2019: Nil) have exercised their rights through cash exercise and converted the warrants into ordinary shares.

30	Fair Value of Financial Instruments

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

Liabilities measured at fair value:	Level 1	Level 2	Level 3	Total Fair Value
	USD	USD	USD	USD

December 31, 2020
Derivative financial instruments	13,161,838	Nil	Nil	13,161,838

December 31, 2019
Derivative financial instruments	15,709,460	1,518,249	Nil	17,227,709

The fair values of the financial liabilities measured at fair value included in the Level 1 and Level 2 category above, have been determined in accordance with quoted price and generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the year ended 31 December 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

31	Business Combination

In connection with the Business Combination as described in Note 1, the following occurred:

Twelve Seas:

(i) Each outstanding ordinary share of Twelve Seas has been exchanged for one (1) ordinary share of Brooge Energy.

(ii) Each outstanding warrant of Twelve Seas has been exchanged for one warrant of Brooge Energy.

(iii) As part of the Business Combination, 10,869,719 shares were issued to Twelve Seas which included 1.5 million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, 21,229,000 warrants were issued to Twelve Seas in exchange ratio stated above and further details disclosed in Note 20.

(iv) In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Seas’s Initial Public Offering (“IPO”) exercised their right to redeem such shares at a price of $10.31 per share, for an aggregate redemption amount of approximately USD 175.36 million.

Brooge Petroleum and Gas Investment Company FZE:

Twelve Seas issued a total of 100 million shares (inclusive of 20 million of escrowed shares) to BPGIC in exchange for 100 ordinary shares of BPGIC. All 100 million shares were simultaneously replaced with Brooge Energy shares at the ratio of 1:1.

The fair value of the shares that were swapped between the parties above was based on the closing share price of Brooge Energy’s as traded on NASDAQ on December 20, 2019 which was USD 10.49 per share.

The fair value of the warrants that were swapped between the parties above was based on the closing price of Brooge Energy’s as traded on NASDAQ on December 20, 2019 which was USD 0.80 per warrant.

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

The net assets of USD 32,383,568 were assumed on December 20, 2019 comprised of:

Cash and cash equivalent	33,064,568
Current assets	84,000
Accounts payable	(765,000)
32,383,568

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

31	Business Combination (Continued)

The total shares issued by Brooge Energy to BGPIC was 98,718,035 (inclusive of the 20 million shares in escrow) after reduction of 1,281,965 shares due to the 40% cash election exercised by BPGIC. 20,000,000 of the Exchange Shares (“Escrow Property”) otherwise issuable to BPGIC is set aside in escrow until released upon the satisfaction of certain financial milestones and share price targets below:

(i) One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

(ii) All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period.

The same conditions mentioned above applied for the escrow founder shares.

32	Subsequent Events

●	On September 21, 2022 the Group announced that its wholly owned subsidiary, Brooge Petroleum and Gas Investment Company FZE inaugurated its Phase II storage facility. The new Phase II facility was built utilizing state-of-the-art technology to maximize performance and efficiency and can store not only crude and fuel oils but also clean petroleum products which is a competitive edge the company is able to provide to its customers. Additionally, the Company is also able to provide is customers with ancillary services including product blending and heating.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

33	Financial Risk Management and Policies

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

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks. The Group’s borrowing are issued at fixed rate of interest.

Market Risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange.

At the reporting date, the exposure to derivative warrant liability at fair value listed on the NASDAQ was USD 13,161,838 (2019: 15,709,460). The Group has determined that an increase/(decrease) of 10% on the NASDAQ could have an impact of approximately USD 1,316,838 (2019: USD 1,570,946) increase/(decrease) on the income and equity attributable to the Group.

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

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

33	Financial Risk Management And Policies (Continued)

Liquidity Risk (Continued)

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility.

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2020 and December 31, 2019 based on contractual undiscounted payments.

	On	Upto	1 to 5	> 5
	Demand	1 Year	Years	Years	Total
	USD	USD	USD	USD	USD
December 31, 2020
Bonds (Including accrued interest)	Nil	11,250,000	180,014,715	Nil	191,264,715
Lease liability	Nil	2,591,557	25,823,081	59,097,095	87,511,733
Derivative financial instruments	Nil	Nil	Nil	Nil	Nil
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	86,970,181	Nil	Nil	86,970,181
Total	Nil	100,811,738	205,837,796	59,097,095	365,746,629

December 31, 2019

Term loans (Including accrued interest)	Nil	17,834,569	33,610,603	40,550,347	91,995,519
Lease liability	Nil	2,359,590	9,919,810	213,469,800	225,749,200
Derivative financial instruments	Nil	1,518,249	Nil	Nil	1,518,249
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	115,633,080	Nil	Nil	115,633,080
Total	Nil	137,345,488	43,530,413	254,020,147	434,896,048

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

(Figures in USD)	2020 (Re-stated)	2019 (Re-stated)

33	Financial Risk Management And Policies (Continued)

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

Borrowings	187,014,715	88,700,137
Lease liability	87,511,733	30,779,138
Less: Cash and cash	(20,989,970)	(19,830,771)
equivalents	253,536,478	99,648,504
Net debt	52,545,053	50,258,618
Total capital	306,081,531	149,907,122
Capital and net debt	83%	66%
Gearing ratio

34	Current Year and Prior Year Restatement

i) The comparative figures for 2019 were restated previously on account of errors identified by the management subsequent to the issuance of the 2019 audited consolidated financial statements.

ii) In year 2022, subsequent to the issuance of the Group’s 2020 financial statements, the Group identified errors in the consolidated financial statements for the year ended 31 December 2020 and determined that the year 2020 consolidated financial statements should be restated. The basis of such error and restatement is given as below:

Restatement Background

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S. Securities and Exchange Commission (the “SEC”) regarding the financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020 and 2019 the previously issued unaudited financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

34	Current Year and Prior Year Restatement (Continued)

In connection with the internal examination, the Company conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party BIA do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Company’s internal examination, including the number of years over which the non-qualified revenue was recognized, the Company determined that it would be appropriate to rectify the misstatements in the previously issued financial statements by restating such financial statements. Accordingly, for the year 2020 the Company reversed revenue amounting to USD 14,640,361 (2019:USD 28,200,155) and USD 15,659,111 (2019: USD 29,939,548), which mainly represents funds received from BIA, was reversed and re-classified as Other payables under Liabilities.

The Management does not expect to settle these amounts using any of it’s current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the party. The Group has taken a conservative approach to recognise this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the consolidated statement of either other comprehensive income or directly as equity as applicable.

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8 and, accordingly the prior years’ financial statements have been restated as disclosed in Page 49.

35	Reaudit of the Consolidated Financial Statements

The consolidated financial statements are re-audited as the Group has undertaken a restatement of its consolidated financial statement for the year ended December 31, 2018, the details of which are mentioned in Note 34. The restatement mainly pertains to revenue, other payable and trade account receivable.

36	Rounding Off of Figures

All figures have been rounded off to the US Dollars.

37	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current year.

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

37	Comparative Figures (Continued)

Groupings for Property, Plant and Equipment
	Buildings	Installations	Other Equipments	Tanks	Capital Work in Progress	Right of use Assets	(Figures in USD) Total
Cost:
As at January 01, 2020	28,037,886	65,878,129	218,827	76,100,795	79,948,312	27,540,969	277,724,918
Additions during the year	Nil	24,997	49,916	118,201	53,631,492	56,359,642	110,184,248
As at December 31, 2020	28,037,886	65,903,126	268,743	76,218,996	133,579,804	83,900,611	387,909,166
Accumulated Depreciation:
As at January 01, 2020	2,372,081	5,978,336	79,673	3,312,144	Nil	2,754,096	14,496,330
Charge for the year	1,121,515	2,789,951	50,482	1,568,648	Nil	578,717	6,109,313
As at December 31, 2020	3,493,596	8,768,287	130,155	4,880,792	Nil	3,332,813	20,605,643
Net Carrying Value:
As at December 31, 2020	24,544,290	57,134,839	138,588	71,338,204	133,579,804	80,567,798	367,303,523
As at December 31, 2019	25,665,805	59,899,793	139,154	72,788,651	79,948,312	24,786,873	263,228,588

Capital work in progress at December 31, 2020 includes total amount of USD 133,255,464 capitalized relating to the construction of phase 2 and USD 324,340 for phase 3 and includes an amount of USD 1,484,977 (2019: USD 1,458,069) related to finance charge on lease liability for phase 2 and an amount of USD 232,131 (2019: USD 233,113) for phase 2 and USD 77,175 (2019: Nil) for phase 3 related to depreciation charge on right-of-use asset capitalised.

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

Land lease agreement and the moveable assets of BPGIC FZE are pledged as security against borrowing obtained in 2020 (Note 22).

The depreciation charge for the year is allocated to the statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	2020	2019
Direct costs (Note 7)	5,800,007	5,785,745
CWIP	309,306	233,113
	6,109,313	6,018,858

Brooge Energy Limited
Notes to the Consolidated Financial Statements December 31, 2020

37	Comparative Figures (Continued)

(Figures in USD)	As previously reported		Restatement adjustments		As per the restated Financial Statement
	31-12-20	31-12-19	31-12-20	31-12-19	31-12-20	31-12-19

Consolidated Statement of Comprehensive Income

Revenue	41,831,537	44,085,374	(14,640,361)	(28,200,155)	27,191,176	15,885,219
Direct costs	(12,944,760)	(10,202,465)	236,374	(1,294,774)	(12,708,386)	(11,497,239)
Gross Profit / (Loss)	28,886,777	33,882,909	(14,403,987)	(29,494,929)	14,482,790	4,387,980
Other income	828,332	Nil	Nil	4,188	828,332	4,188
General and administration expenses	(6,456,884)	(2,608,984)	(207,419)	138,559	(6,664,303)	(2,470,425)
Change in estimated fair value of derivative warrant liability	2,547,542	1,273,740	80	Nil	2,547,622	1,273,740
Finance costs	(8,306,150)	(5,730,535)	(29,119)	(51,895)	(8,335,269)	(5,782,430)
Profit for the year	17,159,113	(75,284,923)	(14,640,445)	(29,404,077)	2,518,668	(104,689,000)

Consolidated Statement of Financial Position

ASSETS
Current Assets
Trade receivables	Nil	1,507,660	Nil	(1,344,093)	Nil	163,567
Other receivable and prepayments	690,232	841,033	(296,363)	(362)	393,869	840,671
Total Current Assets	40,401,956	22,359,108	(296,363)	(1,344,455)	40,105,593	21,014,653
Non-Current Assets
Advances to contractor	16,418,065	21,664,764	40,187	Nil	16,458,252	21,664,764
Total Non-Current Assets	392,221,590	284,893,352	40,185	Nil	392,261,775	284,893,352
Total Assets	432,623,546	307,252,460	(256,178)	(1,344,455)	432,367,368	305,908,005

LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	13,829,897	61,115,121	3,936,678	18,846	17,766,575	61,133,967
Other payable	Nil	Nil	73,453,606	57,794,495	73,453,606	57,794,495
Lease liabilities	9,795,058	2,154,878	(7,203,501)	Nil	2,591,557	2,154,878
Total current liabilities	43,786,799	95,036,895	70,186,777	57,813,341	113,973,576	152,850,236
Non-current liabilities
Lease liabilities	79,289,507	28,624,259	5,630,669	Nil	84,920,176	28,624,260
Total Non-Current Liabilities	260,218,070	102,799,150	5,630,669	Nil	265,848,739	102,799,151

Equity
Share capital	8,801	8,804	3	Nil	8,804	8,804
Retained earnings	(46,907,568)	(64,066,681)	(73,440,087)	(58,454,794)	(120,347,655)	(122,521,475)
Statutory reserve	680,643	680,643	(335,795)	(680,643)	344,848	Nil
Shareholders’ account	73,059,743	71,017,815	(2,297,745)	(22,360)	70,761,998	70,995,455
Total Equity	128,618,677	109,416,415	(76,073,624)	(59,157,797)	52,545,053	50,258,618
Total Equity & Liabilities	432,623,546	307,252,460	(256,178)	(1,344,455)	432,367,368	305,908,005

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

Consolidated Financial Statements

December 31, 2019

Brooke Energy Limited

Index to the Financial Statements

December 31, 2019

Office 106, The Binary Al Abraj Street Business Bay PO Box 413383 Dubai / UAE [T] +971 4 557 8358 [E] mail@affiniax.com

Independent Auditor’s Report

To the Board of Directors and Shareholders of Brooge Energy Limited and its Subsidiaries

Report on the Audit of the Consolidated Financial statements

Opinion

We have audited the consolidated financial statements of Brooge Energy Limited and its Subsidiaries, (“the Group”), which comprises of the consolidated statement of financial position as at December 31, 2019, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying consolidated financial statements, present fairly, in all material respects, the consolidated financial position of Brooge Energy Limited and its Subsidiaries as at December 31, 2019 and its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the and the PCAOB.

We conducted our audit in accordance with PCAOB & International Standards on Auditing (ISA’s). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

a. We draw your attention to Note no. 33 where the Group has reversed the revenue amounting to USD 28,200,155 which mainly represents funds received from M/s Brooge International Advisory LLC (BIA) which was earlier accounted as the revenue. Since the Group could not obtain the confirmation from subject party to identify the purpose and repayment terms, if any; before signing date of this report, an amount of USD 29,939,548 representing the funds received from BIA has been classified as Other payable in the financial statements for the year ended December 31, 2019.

Emphasis of Matter (Continued)

b. Considering the significance of the above amount involved, we have further reviewed the legal documents of M/s Brooge Petroleum and Gas Investment Company and M/s Brooge International Advisory LLC (BIA) to determine whether they are related parties in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Company has further undertaken vide resolution dated April 23, 2023 to consider BIA as a related party.  Based on the above representation and applying the concept of substance over form, it indicates that BIA is a related party.

c. We draw attention to consolidated statement of comprehensive income in the consolidated financial statements, which indicates that the Group incurred a net loss of USD 104,689,000 during the year ended December 31, 2019 and, as of that date, the Group’s current liabilities exceed current assets by USD 131,835,583. Our opinion is not modified in respect of this matter.

Reaudit of Consolidated Financial Statements for the Year Ended December 31, 2019

Attention is invited to Note 34 Reaudit of the consolidated financial statements. The consolidated financial statements of the Group are re-audited to record the restatement pertaining to revenue, other payable and trade accounts receivable, which were recorded erroneously due to the inadequate documents.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no other key audit matters to communicate in our report.

Responsibility of the Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, as applicable, matters related to going concern and using the going concern basis of accounting, unless Management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgement and maintain professional skepticism throughout the audit. We also;

●     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error as fraud may involve collusion, forgery, intentional omissions, misrepresentation or override of internal controls.

●     Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

●     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●     Conclude on the appropriateness of Management’s use of going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

We also provide the Management with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Management, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters.

Affiniax A A S Auditors

Dubai,

United Arab Emirates,

April 24, 2023

Brooge Energy Limited

Consolidated Statement of Comprehensive Income
Year Ended December 31, 2019

(Figures in USD)	Note	2019	2018
		(Re-stated)	(Re-stated)

Revenue	6	15,885,219	6,387,348
Direct costs	7	(11,497,239)	(10,100,234)
Gross profit / (loss)		4,387,980	(3,712,886)

Other income	8	4,188	8,554
Change in estimated fair value of derivative warrant liability	20	1,273,740	Nil
Listing expenses	9	(101,773,877)	Nil
General and administration expenses	10	(2,470,425)	(1,824,380)
Finance costs	11	(5,782,430)	(6,951,923)
Changes in fair value of derivative financial instruments	21	(328,176)	(1,190,073)
Loss for the year		(104,689,000)	(13,670,708)
Other comprehensive income		Nil	Nil
Total Comprehensive Loss for the year		(104,689,000)	(13,670,708)

Basic and diluted loss per share	28	(1.30)	(0.17)

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Financial Position
As at December 31, 2019

(Figures in USD)	Note	2019	2018
		(Re-stated)	(Re-stated)
ASSETS
Current Assets
Cash and cash equivalents	12	19,830,771	37,351
Trade accounts receivable	13	163,567	Nil
Inventories	14	179,644	147,090
Other receivable and prepayments	15	840,671	244,828
Total Current Assets		21,014,653	429,269
Non-Current Assets
Property, plant and equipment	16	263,228,588	197,629,114
Advances to contractor	17	21,664,764	Nil
Total Non-Current Assets		284,893,352	197,629,114
Total Assets		305,908,005	198,058,383

LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	18	61,133,967	9,001,961
Other payable	19	57,794,495	27,854,947
Derivative warrant liability	20	15,709,460	Nil
Derivative financial instruments	21	1,518,249	1,190,073
Borrowings	22	14,539,187	98,537,136
Lease liabilities	23	2,154,878	2,112,624
Total Current Liabilities		152,850,236	138,696,741
Non-Current Liabilities
Borrowings	22	74,160,950	Nil
Lease liabilities	23	28,624,260	28,108,802
Employees’ end of service benefits	24	13,941	6,267
Total Non-Current Liabilities		102,799,151	28,115,069
Equity
Share capital	25	8,804	8,000
Share premium	25	101,775,834	1,353,285
Retained earnings		(122,521,475)	(17,832,475)
Shareholder’s account		70,995,455	47,717,763
Total Equity Attributable to the Shareholders		50,258,618	31,246,573
Total Liabilities and Equity		305,908,005	198,058,383

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Changes in Equity

Year Ended December 31, 2019

(Figures in USD)	Share Capital	Share Premium	Accumulated Losses	Shareholder’s Account	Total

As at January 01, 2018 (Restated)	8,000	1,353,285	(4,161,767)	70,421,437	67,620,955
Loss for the year	Nil	Nil	(13,670,708)	Nil	(13,670,708)
Movements during the year	Nil	Nil	Nil	(22,703,674)	(22,703,674)
As At December 31, 2018 (Restated)	8,000	1,353,285	(17,832,475)	47,717,763	31,246,573
Shares issuance in connection with a merger (Note 30)	932	114,022,421	Nil	Nil	114,023,353
Cash election in lieu of shares	(128)	(13,599,872)	Nil	Nil	(13,600,000)
Loss for the year	Nil	Nil	(104,689,000)	Nil	(104,689,000)
Movements during the year	Nil	Nil	Nil	23,277,692	23,277,692
As At December 31, 2019 (Restated)	8,804	101,775,834	(122,521,475)	70,995,455	50,258,618

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Cash Flows

Year Ended December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

Cash Flow from Operating Activities
Loss for the year	(104,689,000)	(13,670,708)

Adjustments for:
Depreciation of property, plant and equipment	6,018,858	6,002,294
Interest charged on lease liability	2,871,035	2,818,714
Provision for employees’ end of services benefits	9,488	5,748
Change in estimated fair value of derivative warrant liability	(1,273,740)	Nil
Net changes in fair value of derivative financial instruments	328,176	Nil
Shares issuance in connection with a merger	114,023,353	Nil

Changes in operating assets and liabilities
(Increase) / Decrease in trade accounts, other receivable and prepayments	(759,410)	331,996
(Increase) / Decrease in inventories	(32,554)	29,561
Increase in trade and accounts payable	52,132,006	4,427,550
Increase in other payable	29,939,548	27,854,947
Payment of employees’ end of services benefits	(1,814)	(132)
Net cash (used in) / generated from operating activities	98,565,946	27,799,970

Cash Flow from Investing Activities

Advance to contractors	(21,664,764)	Nil
Purchase of property, plant and equipment	(71,618,332)	(8,192,537)
Net cash used in investing activities	(93,283,096)	(8,192,537)

Cash Flow from Financing Activities

Issuance of 21,229,000 warrants in connection with merger	16,983,200	Nil
Issuance of interest rate swaps	Nil	1,190,073
Net of (repayment) / proceeds from term loan	(9,836,999)	4,209,210
Payment of lease liability	(2,313,323)	(2,267,964)
Movement in shareholder’s account	23,277,692	(22,703,674)
Cash election in lieu of shares	(13,600,000)	Nil
Net cash generated from / (used in) financing activities	14,510,570	(19,572,355)

Net change in cash and cash equivalents	19,793,420	35,078
Cash and cash equivalents at beginning of the year	37,351	2,273
Cash and cash equivalents at end of the year	19,830,771	37,351

The accompanying notes form an integral part of the consolidated financial statements.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

1	Legal Status, Management and Business Activity

The consolidated financial statements comprise of the consolidation of the financial statements of Brooge Energy Limited (the “Company”) and its subsidiaries on a line-by-line basis. The Company and its subsidiaries are collectively referred to as the “Group”. The details of the Group are as follows:

a. Brooge Energy Limited

The Company (formerly known as Brooge Holdings Limited) is a company with limited liability registered as an exempted company in the Cayman Islands.

The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

The Company changed its name from Brooge Holdings Limited to Brooge Energy Limited on April 07, 2020.

The subsidiaries of the Company are as follows:

i. Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”)

BPGIC FZE is a free zone Company formed and registered in the Fujairah Free Zone Authority under registration number 13-FZE-1117.

BPGIC FZE is a 100% subsidiary of the Company.

ii. BPGIC International (“BPGIC International”)

BPGIC International formerly known as Twelve Seas, is a company with limited liability registered as an exempted company in the Cayman Islands.

BPGIC International is a 100% subsidiary of the Company.

The service provided by the group is oil storage and related services at the Port of Fujairah in the Emirate of Fujairah, UAE. The Group currently operates phase I and phase II, comprising 22 tanks with a total capacity of 1,001,388 cubic meters (“cbm”), fully operational for provision of storage and other ancillary processes of crude and clean oil. The construction of the Company’s phase II, with a total capacity of 602,064 cbm was completed in September 2021.

The Company was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below.

On 15 April 2019, BPGIC FZE entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) as disclosed in Note 30.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

1	Legal Status, Management and Business Activity (Continued)

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

The reaudited consolidated financial statements were authorised for issue by the Board of Directors.

2	Basis of Preparation of Consolidated Financial Statements

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

(i) Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

●	Exposure, or rights, to variable returns from its involvement with the investee; and

●	The ability to use its power over the investee to affect its returns

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

2	Basis of Preparation of Consolidated Financial Statements (Continued)

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

Details of subsidiaries as at December 31, 2019 and December 31, 2018 are stated in Note 1.

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

(iii) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any noncontrolling interests in the acquiree. For each business combination, the Group elects whether to measure the noncontrolling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

2	Basis of Preparation of Consolidated Financial Statements (Continued)

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

A ‘reverse acquisition’ is a business combination in which the legal acquirer - i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition. Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations. Under this approach, the difference between the fair value of the consideration paid less the fair value of the net assets acquired, is recognized as a listing expense in profit or loss.

2	Fundamental Accounting Concept

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

On September 10, 2019 and again on December 30, 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facility such that on December 31, 2019 the Group was in compliance with the amended facility agreement. At December 31, 2019, the Group’s current liabilities exceeded its current assets by USD 131.8 million.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

2	Basis of Preparation of Consolidated Financial Statements (Continued)

Fundamental Accounting Concept (Continued)

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

On June 15, 2020, the Group entered into an agreement with its lender to amend its Phase I Financing Facilities (note 22). The Group will have to pay principal and accrued interest of USD 8.8 million in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000.

Term loan (1) and Term loan (2) is now payable in 46 and 16 instalments respectively starting June 30, 2020 with final maturity on July 31, 2030 and July 31, 2023, respectively.

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

Group incurred a net loss of USD 104,689,000 during the year ended December 31, 2019 and, as of that date, the Group’s current liabilities exceed current assets by USD 131,835,583.

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

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

3	Changes in Accounting Policies and Disclosures

New	and amended standards and interpretations.

The Group applied certain standards, interpretations and amendments for the first time, which are effective for annual periods beginning on or after 1 January 2019. Except for IFRS 16, which was early adopted during the year ended 31 December 2016, the Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

a)	Amendments to IFRS 9 Prepayment Features with Negative Compensation;

b)	IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

c)	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement; and

d)	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures.

Annual Improvements 2015-2017 Cycle

a)	IFRS 3 Business Combinations;

b)	IFRS 11 Joint Arrangements;

c)	IAS 12 Income Taxes; and

d)	IAS 23 Borrowing Costs

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

4	Significant Accounting Estimates and Judgements

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

4	Significant Accounting Estimates and Judgements (Continued)

Estimation and assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Useful Life and Depreciation of Property, Plant and Equipment

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

Discount rate used for initial measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment. The Group determined its incremental borrowing rate at 9.5% (2018: 9.5%) in respect of the lease liability (Note 23).

Impairment of trade receivables

The Company uses the simplified approach under IFRS 9 to assess impairment of its trade receivables and calculates expected credit losses (ECLs) based on lifetime expected credit losses. The Company calculates the ECL based on Group historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

4	Significant Accounting Estimates and Judgements (Continued)

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

Fair value of Other Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of estimation is required in establishing fair values. The estimates include consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

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

Management applied the following primary judgments in accounting for the reverse acquisition:

1.	BPGIC was assessed as the accounting acquirer due to majority shareholding and representatives on the board of directors.

2.	The accounting acquiree is not a business and not in scope of IFRS 3.

3.	The acquisition has been accounted for in terms of IFRS 2 which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired has been recognised in profit and loss.

4.	Fair value of ordinary shares issued: Refer to Note 30.

5.	The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”. Fair value of the shares in escrow: Refer to Note 30.

6.	Fair value of warrants issued: Refer to note 20.

7.	Deemed share issue has been presented in the financing activities in the Statement of Cash Flows.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

4	Significant Accounting Estimates And Judgements (Continued)

Classification of warrants

Classification of warrants in connection with the completion of the business combination on 20 December 2019 as described in Note 1, Note 20 and Note 30 the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

5	Summary of Significant Accounting Policies

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

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

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	in the principal market for the asset or liability, or

-	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

-	Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

-	Level 3 inputs are unobservable inputs for the asset or liability.

Current and Non-Current Classification

The Group presents assets and liabilities in the statement of financial position based on current / non-current classification.

An asset is current when it is:

-	Expected to be realized or intended to be sold or consumed in normal operating cycle. - Held primarily for the purpose of trading.

-	Expected to be realised within twelve months after the reporting period, or

-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

-	It is expected to be settled in normal operating cycle.

-	It is held primarily for the purpose of trading.

-	It is due to be settled within twelve months after the reporting period.

-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Taxes

Value Added Tax:

Expenses and assets are recognized net of the amount of input tax, except:

-	When the input tax is incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the input tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

-	The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position, as applicable.

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the Company and the tax on which is paid/due to be paid by the Company to the Supplier.

Output VAT is recognized in respect of taxable supply of goods/services rendered by the Company on which tax is charged and due to be paid to the UAE Federal Tax Authority.

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

Property, Plant and Equipment

Property, plant and equipment, is stated at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs includes expenditure that is directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

The cost of replacing or addition to an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred. Capital work under progress is stated at cost and subsequently transferred to assets when it is available for use.

Depreciation is charged to write off the cost of assets using the straight line method as follows:

Office Buildings	25 years
Tanks	50 years
Installations	20 - 25 years
Other Equipment	5 years
Right of use asset - Land	60 years

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment (Continued)

The useful lives and depreciation method are reviewed periodically to ensure that the year and method of depreciation are consistent with the pattern of economic benefits expected to flow to the Group through the use of items of property, plant and equipment.

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as profit or loss in the statement of comprehensive income.

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

Leases

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that: is within the control of the Group; and

At the commencement date, the Group recognizes a right-of-use asset classified within property, plant and equipment and a lease liability presented separately on the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease of 12 months or less and leases of low-value assets when new. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Right-of-use assets

The right-of-use asset is initially recognized at cost comprising of the amount of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less any lease incentives received; any initial direct costs incurred by the Group; and an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of the right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortises the right-of-use asset over the term of the lease. In addition the right-of- use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

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

The Group recognizes the amount of the re-measurement of the lease liability as an adjustment to the right-of use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the re-measurement in the consolidated statement of comprehensive income (within profit and loss).

The Group accounts for a lease modification as a separate lease if both:

the modification increases the scope of the lease by adding the right to use one or more underlying assets; and the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Financial	Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost include other receivables and due from related parties.

Financial assets at fair value through OCI, impairment losses or reversals are recognised in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial liabilities

On Initial recognition, Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognised initially at fair value and in the case of loans and borrowings fair value of the consideration received less directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, lease liability and term loans.

Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flow from the assets cease and any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Offsetting of Financial Instruments:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

Amortised cost of financial instruments

Amortised cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Non-derivative financial assets and liabilities

Receivables

Receivables are those financial assets that have fixed or determinable payments and for which there is no active market are initially recognized at fair value plus any directly attributable transactions costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method. These comprise trade accounts and other receivables, receivables from related parties, bank balances including fixed and margin deposits with banks.

Trade Accounts and Other Receivable

Receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

The Management undertakes a periodic review of amounts recoverable from trade and other receivable, and determines recoverability based on various factors such as ageing of receivable, payment history, collateral available and other knowledge about the receivable.

Provision for bad and doubtful debts represents estimates of ultimate unrealizable debts. The estimates are judgmental and are based on case based evaluation by the management.

Provisions created during the year are reflected in the operating results of the year. Debts which are recognised as unrealizable are written off during the year.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, banks accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Statutory Reserve

Statutory reserve is created by appropriating 10% of the net profits BPGIC FZE for the year as required by Article 103 of the UAE Federal Law No. 2 of 2015 on commercial companies, concerning commercial companies in the UAE.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

Employees’ End of Service Benefits

Provision is made for the amounts payable under the UAE labour law applicable to the employees and is based on current basic remuneration and cumulative period of service at the balance sheet date.

Provision is made on the assumption that all employees were to leave as of the balance sheet date since this provides, in Management’s opinion, a reasonable estimate of the present value of terminal benefits.

Trade Accounts and Other Payable

Trade accounts and other payable are stated at nominal amounts payable for goods or services rendered.

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

Provisions

Provisions are recognised when the Group has a present obligation as a result of past event and it is probable that the outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the amount expected to be required to settle the obligation and the risk specific to the obligation.

Foreign Currencies Translations

The financial statements are presented in US Dollars, which is the Group’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year - end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

5	Summary of Significant Accounting Policies (Continued)

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

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. The warrants shall lapse and expire after five years from the closing of the business combination (Note 30).

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

Escrow shares issued as part of the reverse acquisition are subject to meeting certain financial milestones during the vesting period as disclosed in Note 30. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares”.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

6	Revenue

Storage rental income (Note 33)	13,397,209	5,694,418
Miscellaneous income (Note 6.1)	1,294,829	423,094
Ancillary services	1,193,181	269,836
	15,885,219	6,387,348

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017.

6.1: Miscellaneous income represents port charges that are paid by the Group to the port authority and recharged to the customers.

7	Direct Costs

Depreciation on property, plant and equipment (Note 16)	5,785,745	5,763,150
Employees’ costs	3,074,727	2,808,702
Port expense (Note 6.1)	1,294,829	423,094
Spare parts and consumables used	788,792	592,471
Insurance charges	323,702	377,053
Others	229,444	135,764
	11,497,239	10,100,234

8	Other Income

Miscellaneous income	4,188	8,554
	4,188	8,554

9	Listing Expenses

IFRS 2 listing expense	98,622,019	Nil
Other listing expenses (Note 9.1)	3,151,858	Nil
	101,773,877	Nil

9.1	Other listing expenses represents promissory note of USD 1.5 million, fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the Group’s listing on the US market.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

10	General and Administration Expenses

Employees’ cost	1,473,335	1,210,102
Legal and professional	549,702	177,298
Office expenses	248,752	106,943
Repairs and maintenance	74,542	75,985
Sales and marketing	70,877	114,682
Travelling expenses	42,871	5,667
Rent	10,346	22,325
Other expense	Nil	111,378
	2,470,425	1,824,380

11	Finance Costs

Interest expense on term loans	4,002,772	5,559,195
Interest on lease liability	1,412,796	1,387,612
Bank charges	314,967	5,116
Exchange loss	51,895	Nil
	5,782,430	6,951,923

12	Cash and Cash Equivalents

Cash in hand	1,960	5,013
Balances in current accounts	19,828,811	32,338
	19,830,771	37,351

There are no restricted cash balances for the Group.

13	Trade Accounts Receivable

Accounts receivables	163,567	Nil
	163,567	Nil

At December 31, 2019, all trade receivables were neither past due nor impaired.

Receivables are due within 14 days of invoicing.

Unimpaired trade receivables are expected to be fully recoverable. It is not the practice of the Group to obtain collateral over receivables and the vast majority is, therefore, unsecured.

14	Inventories

Spare parts and consumables	179,644	147,090
	179,644	147,090

Cost of inventories recognised during the year amounted to USD 788,792 (2018: USD 592,471). No provision is required for inventories as at December 31, 2019 (2018: Nil).

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

15	Other Receivable and Prepayments

VAT receivable	573,923	221,448
Prepaid expenses	57,543	Nil
Due from related parties	57,550	Nil
Deposits	15,526	10,352
Advance paid to suppliers and contractors	136,129	13,028
	840,671	244,828

16	Property, Plant and Equipment

a)	The groupings are mentioned on page 47.

17	Advances to Contractor

Advances to contractor	21,664,764	Nil
	21,664,764	Nil

The amount represents the advances paid to a contractor (Audex) for future services in relation to Phase 2.

18	Trade and Accounts Payable

Trade accounts payable	25,989,965	1,566,717
Capital accruals	31,466,080	5,978,220
Accrued interest on term loans	3,295,382	910,691
Accrued expenses	360,180	546,333
Payables to third parties	22,360	Nil
	61,133,967	9,001,961

Trade accounts payables mainly includes the payables to Audex (Phase 2 contractor) amounting to USD 21.5 million. Capital accruals represents contractor’s capital accruals for Phase 2.

19	Other Payable

M/s Brooge International Advisory LLC	57,794,495	27,854,947
	57,794,495	27,854,947

Please refer Note 33 for more details.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

20	Derivative Warrant Liability

Issuance of 21,229,000 warrants in connection with merger (Note 30)	16,983,200	Nil
Fair value remeasurement of derivative warrant liability	(1,273,740)	Nil
	15,709,460	Nil

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date. The derivative liabilities will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group.

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

At initial recognition on 20 December 2019, the Group recorded a derivative warrant liability of USD 16,983,200 based on the quoted price on 20 December 2019 of USD 0.8 per warrant and then revalued at USD 0.74 at December 31, 2019 resulting in a fair value gain of USD 1,273,740 and a warrant derivative liability of USD 15,709,460. These warrants were accounted for as part of the consideration transferred under IFRS 2. Additional information is provided in Note 30.

On 14 May 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

21	Derivative Financial Instruments

Interest rate swaps	1,518,249	1,190,073
	1,518,249	1,190,073

In 2018, the Group entered into an interest rate swap with a commercial bank exchanging variable interest for fixed interest at specified dates on its term loan 1. The interest rate swap matures in June 2023.

The Group is exposed to variability in future interest cash flows on terms loan and Islamic ijara loan which bears interest at a variable rate.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

21	Derivative Financial Instruments (Continued)

In order to reduce its exposure to interest rates fluctuations on the loans, the Group has entered into an interest rate arrangement with counter-party banks for a notional amount that mirrors the draw down schedule of the loans, covering not less than 90% of the outstanding term loan. At December 31, 2019 the fixed interest rates varied from 2.78% to 4.76% (2018: 2.78% to 4.76%). The floating interest rate is based on EIBOR. The notional amount outstanding at December 31, 2019 was USD 79.2 million (2018: USD 83.8 million). The interest rate swap match the terms of the fixed rate loan (i.e., notional amount, maturity, payment and reset dates).

The details of these derivative financial instruments are as follows:

	Notional Amount (USD)	Fair value asset (USD)	Fair value liability (USD)

December 31, 2019 Designated at FVTPL Interest rate swaps	79,253,015	Nil	1,518,249
December 31, 2018 Designated at FVTPL Interest rate swaps	83,855,305	Nil	1,190,073

22	Borrowings

(Figures in USD)	2019	2018
Secured term loans	86,435,137	94,792,088
Promissory notes	2,265,000	Nil
Bank overdraft	Nil	3,745,048
	88,700,137	98,537,136

The current and non- current break up as below:

	Maturity
Non- Current
Term loan 1	2030	68,271,743	Nil
Term loan 2	2023	5,889,207	Nil
		74,160,950	Nil

	Maturity
Current
Term loan 1	2020	10,135,939	82,245,595
Term loan 2	2020	2,138,248	10,165,703
Term loan 3	2020	Nil	2,380,790
Promissory notes		2,265,000	Nil
		14,539,187	94,792,088

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

22	Borrowings (Continued)

Included in secured loans are the below term loans:

Term loan 1

In 2014, the Group obtained term loan facility (1) amounting to USD 84,595,154 from a commercial bank in the UAE to partially finance the construction of Phase 1 (14 oil storage tanks in Fujairah). During the year 2019, the Group has not drawn down any amounts (2018: USD 550,445) from this facility. The loan was repayable in 48 quarterly instalments, commencing 27 months after the start of the construction with final maturity not exceeding 31 March 2028 and is stated net of prepaid finance cost of USD 499,158 (2018: USD 559,607). The interest is due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

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

Term loan 2

During 2017, the Group obtained an additional term loan facility (2) of USD 11,108,086 from a commercial bank in the UAE for the construction of an administrative building in Fujairah. The loan was repayable in 20 quarterly instalments starting after a 6 months grace period commencing in April 2017 and is stated net of prepaid finance cost of USD 58,578 (2018: USD 76,606). The interest is due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

22	Borrowings (Continued)

Term loan 1 and 2

The term loans are secured by a mortgage on the tanks and the office/administration building, step-in right to the leased land and assignment of insurance policies.

Under the term loan facility agreements, the Group is subject to certain covenants requiring amongst other things, the maintenance of:

i) a minimum debt service coverage ratio of 150% at all times and if the ratio decreases to 120% or less, it results in an event of default; the debt service coverage ratio (DSCR) is defined as net operating income divided by total debt service and;

ii) an amount equivalent to one quarterly instalment including interest in a debt service reserve account at all times.

Under the amended agreement signed on 30 December 2019, the maintenance of above covenants is required to be complied from 28 February 2020. As of December 31, 2019, the Group was in compliance with its commitments under the loan agreements and has accordingly classified the balance between current and non-current liability based on the loan agreements in effect at December 31, 2019.

Subsequent to year end, the Group has again defaulted on the instalments due under the loan agreements and are also in breach of the loan covenants. The lender has not declared an event of default under the loan agreement.

The Group negotiated another amendment to the term loan facilities (1) and (2) on 15 June 2020. Loans (1) and (2) are now payable in 46 and 16 instalments, respectively, with the first installment starting from 30 June 2020 with final maturity in 30 July 2030 and 31 July 2023, respectively. The loan 1 carries interest at 6 months EIBOR + 4% (minimum 5%) and to be further increased to 6 month EIBOR + 4.5% (minimum 5%) from January 2021 as compared to interest at 3 month EIBOR + 3% previously, and, the loan 2 carries interest at 3 months EIBOR + 4% (minimum 5%) and to be further increased to 3 month EIBOR + 4.5% (minimum 5%) as compared to interest at 3 month EIBOR + 3% previously.

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

Term Loan 3

In 2018, the Group has obtained a facility from a commercial bank in the UAE to settle accrued interest on term loan (1) amounting to USD 3,539,341. The facility carried interest at 1 month EIBOR + 2% margin and was repayable in 15 equal monthly instalments commencing from date of disbursement. The facility has been fully settled during the year.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

22	Borrowings (Continued)

Term Loan 4

In 2018, the Group obtained a new facility from a commercial bank in the UAE amounting to USD 95,290,000 to partially finance the construction of Phase 2. The new facility carries interest at 3 month EIBOR + 3% margin and is repayable in 17 bi-annual instalments commencing 6 months after the date of completion of Phase 2.

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

Promissory notes

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, Early Bird Capital (EBC), and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to USD 3.0 million and a USD 1.5 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. In case of default, the promissory note would bear interest at the rate of 10% per annum.

There is an additional promissory note of USD 0.8 million that was issued by Twelve Seas prior to the Business Combination payable to Twelve Seas sponsors which was included in the net assets contributed by Twelve Seas as part of the Business Combination, further details disclosed in Note 30.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

23	Lease Liabilities

Balance at the beginning of the year	30,221,426	29,670,676
Interest charged during the year	2,871,035	2,818,714
Repayment during the year	(2,313,323)	(2,267,964)
Balance at the end of the year	30,779,138	30,221,426

1) The analysis of lease liability is as follows:

Current	2,154,878	2,112,624
Non-Current	28,624,260	28,108,802

2) The Group has entered into a land lease agreement with the municipality of Fujairah. The lease commenced in 2013 and is for a period of 30 years extendable for another 30 years at the option of the Group. Considering the use the land, it is reasonably certain that the land will be used until the end of the lease period (i.e. 60 years) and the lease rentals have been discounted at the incremental borrowing rate of 9.5% . As per the land lease agreement, the lease rentals will be increased by 2% every year.

The maturity of the lease liability is as follows:

	lease payments		Present value of minimum lease payments
	2019	2018	2019	2018

Not later than one year	2,359,590	2,313,324	2,154,878	2,112,624
Later than one year and not later than five years	9,919,810	9,725,304	7,241,240	7,099,256
Later than five years	213,469,800	216,023,896	21,383,020	21,009,546
	225,749,200	228,062,524	30,779,138	30,221,426
Finance costs	(194,970,062)	(197,841,098)	Nil	Nil
Present value of minimum lease payments	30,779,138	30,221,426	30,779,138	30,221,426

24	Employees’ End of Service Benefits

Balance at the beginning of the year	6,267	651
Provision for the year	9,488	5,748
Paid during the year	(1,814)	(132)
Balance at the end of the year	13,941	6,267

25	Share Capital & Share Premium

Authorized	No. of Shares	USD

Ordinary shares	450,000,000	450,000,000

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

25	Share Capital & Share Premium (Continued)

Share Capital

Conversion of 100 BPGIZ FZE ordinary shares at 1 for 1 million to the legal acquirer, Brooge Energy (Note 1)	80,000,000	8,000
Cash election	(1,281,695)	(128)
Changes in share capital due to business combination (Note 30)	9,316,948	932
As at December 31, 2019	88,035,253	8,804

Note 1: Ordinary shares held in escrow (20,000,000 shares held by BPGIC FZE and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. Additional information on escrow shares are included in Note 30.

Share Premium

As at January 01	1,353,285	Nil
Reverse acquisition adjustment	Nil	1,353,285
Ordinary shares issued on merger with Twelve Seas	114,022,421	Nil
Cash election	(13,599,872)	Nil
As at December 31	101,775,834	1,353,285

26	Transactions with Related Parties

The Group, in the normal course of business carries out transactions with parties that fall within the definition of related party contained in the International Financial Reporting Standards. Significant transactions with related parties are as under:

Transactions in shareholders’ account
Contributions by the shareholders	77,090,648	951,539
Amounts paid on behalf of the Group by the shareholders*	1,135,484	7,850,431
Amounts paid by the Group on behalf of the shareholders	(1,669,424)	(2,296,354)
Distributions to shareholders	(53,279,016)	(29,209,289)
	23,277,692	(22,703,673)

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account is as follows:

At January 01	47,717,763	70,421,436
Net contributions (distributions) during the year	23,277,692	(22,703,673)
At December 31	70,995,455	47,717,763

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)	2019	2018
	(Re-stated)	(Re-stated)

26	Transactions with Related Parties (Continued)

Expense paid on behalf of related parties	57,550	Nil

Key management remuneration for the year ended December 31, 2019 amounted to USD 1,160,293 (2018: USD 677,291), charged to consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

Related party balances as at the year end are classified as under:

Related Party	Classification
Shareholder	Shareholder’s account (Equity)	70,995,455	47,717,763
HBS Investments LP	Due from related parties (Note 15)	13,388	Nil
H Capital International LP	Due from related parties (Note 15)	11,056	Nil
O2 Investments Limited as GP	Due from related parties (Note 15)	6,181	Nil
SBD International LP	Due from related parties (Note 15)	13,760	Nil
SD Holding Limited as GP	Due from related parties (Note 15)	6,984	Nil
Gyan Investments Ltd	Due from related parties (Note 15)	6,181	Nil

Prior year restatement:

Regarding prior year restatements with the related party Al Brooge International Advisory (“BIA”) refer to note 33.

27	Contingent Liabilities

Capital commitments	79,334,742	160,562,646
	79,334,742	160,562,646

Capital commitments relate to the construction of phase 2 which completed by the last quarter of 2021.

Except for the above and ongoing purchase commitments in the normal course of business against which no loss is expected, there are no other known contingent liabilities existing at the balance sheet date.

28	Earnings Per Share

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

The following table reflects the income and share data used in the basic and diluted EPS calculations:

(Loss) / profit attributable to ordinary equity holders of the parent	(104,689,000)	(13,670,708)
Weighted average number of ordinary shares	80,264,186	80,000,000

As part of the business combination (Note 30) warrants and ordinary shares subjected to escrow has been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e. they are not in the money.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

28	Earnings Per Share (Continued)

The number of contingently issuable shares (escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period. No ordinary shares would have been issuable on December 31, 2019 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for December 31, 2019 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

On 14 May 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

29	Fair Value of Financial Instruments

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

Liabilities measured at fair value:	Level 1	Level 2	Level 3	Total Fair Value

31-Dec-19 Derivative financial instruments	15,709,460	1,518,249	Nil	17,227,709
31-Dec-18 Derivative financial instruments	Nil	1,190,073	Nil	1,190,073

The fair values of the financial liabilities measured at fair value included in the Level 1 and Level 2 category above, have been determined in accordance with quoted price and generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the year ended December 31, 2019 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements.

30	Business Combination

In connection with the Business Combination as described in Note 1, the following occurred:

Twelve Seas:

(i) Each outstanding ordinary share of Twelve Seas has been exchanged for one (1) ordinary share of Brooge Energy.

(ii) Each outstanding warrant of Twelve Seas has been exchanged for one warrant of Brooge Energy.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

30	Business Combination (Continued)

(iii) As part of the Business Combination, 10,869,719 shares were issued to Twelve Seas which included 1.5 million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, 21,229,000 warrants were issued to Twelve Seas in exchange ratio stated above and further details disclosed in Note 19.

(iv) In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Seas’s Initial Public Offering (“IPO”) exercised their right to redeem such shares at a price of $10.31 per share, for an aggregate redemption amount of approximately USD 175.36 million.

Brooge Petroleum and Gas Investment Company FZE:

Twelve Seas issued a total of 100 million shares (inclusive of 20 million of escrowed shares) to BPGIC in exchange for 100 ordinary shares of BPGIC. All 100 million shares were simultaneously replaced with Brooge Energy shares at the ratio of 1:1.

The fair value of the shares that were swapped between the parties above was based on the closing share price of Brooge Energy’s as traded on NASDAQ on December 20, 2019 which was USD 10.49 per share.

The fair value of the warrants that were swapped between the parties above was based on the closing price of Brooge Energy’s as traded on NASDAQ on December 20, 2019 which was USD 0.80 per warrant.

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

The net assets of USD 32,383,568 were assumed on December 20, 2019 comprised of:

Cash and cash equivalent	33,064,568
Current assets	84,000
Accounts payable	(765,000)
32,383,568

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

30	Business Combination (Continued)

The total shares issued by Brooge Energy to BGPIC was 98,718,035 (inclusive of the 20 million shares in escrow) after reduction of 1,281,965 shares due to the 40% cash election exercised by BPGIC. 20,000,000 of the Exchange Shares (“Escrow Property”) otherwise issuable to BPGIC is set aside in escrow until released upon the satisfaction of certain financial milestones and share price targets below:

(i) One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

(ii) All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period.

The same conditions mentioned above applied for the escrow founder shares.

31	Subsequent Events

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

The Group has entered into a land lease agreement, dated as of February 2, 2020 (the “Phase III Land Lease Agreement”), by and between Group and the Fujairah Oil Industry Zone (“FOIZ”) to lease an additional plot of land that has a total area of approximately 450,000 m2 (the “Phase III Land”). Group intends to use the relevant land to expand its crude oil storage and service and refinery capacity (“Phase III”).

On April 7, 2020 the Company changed its name from Brooge Holding Limited to Brooge Energy Limited.

The Group negotiated another amendment to the term loan facilities (1) and (2) on 15 June 2020. Loans (1) and (2) are now payable in 46 and 16 instalments, respectively, with the first installment starting from June 30, 2020 with final maturity in July 30, 2030 and July 31, 2023, respectively. The loan 1 carries interest at 6 months EIBOR + 4% (minimum 5%) and to be further enhanced to 6 month EIBOR + 4.5% (minimum 5%) from January 2021 as compared to interest at 3 month EIBOR + 3% previously, and, the loan 2 carries interest at 3 months EIBOR + 4% (minimum 5%) and to be further enhanced to 3 month EIBOR + 4.5% (minimum 5%) as compared to interest at 3 month EIBOR + 3% previously The Group has to pay USD 8.8 million for term loan (1) and (2) in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. All securities and covenants under the original agreements remain in effect under the amended agreement except debt service reserve account (DSRA) balance to be maintained from October 31, 2020 and debt service coverage ratio (DSCR) to be commenced from December 31, 2020. Under this agreement, term loans (1) and (2) are also secured by assignment of the proceeds from operation of the tanks of Phase 1 and Phase 2.

As part of management’s plans to alleviate the significant doubt disclosed in Note 2.2, in September 2020, BPGIC FZE issued bonds amounting to USD 200 million to private investors. Each bond has a face value of USD 1 and an issue price of USD 0.95. The semi-annual bond repayment of USD 7 million commenced in November 2021 and continuous until May 2025, with one final bullet repayment of USD 144 million due in November 2025. These bonds carry interest at a rate of 8.5% per annum payable semi-annually. The proceeds from the bond issue were used to fund capital projects and settle the Group’s outstanding term loans with the remaining balance (if any) to be used to fund working capital requirements. The proceeds of the bonds were drawn down on November 13, 2020 and the outstanding term loan fully settled.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

32	Financial Risk Management And Policies

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

32	Financial Risk Management And Policies (Continued)

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

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2019 and December 31, 2018 based on contractual undiscounted payments.

	On	Upto	1 to 5	> 5
	Demand	1 Year	Years	Years	Total
	USD	USD	USD	USD	USD
December 31, 2019
Term loans (Including accrued interest)	Nil	17,834,569	33,610,603	40,550,347	91,995,519
Lease liability	Nil	2,359,590	9,919,810	213,469,800	225,749,200
Derivative financial instruments	Nil	1,518,249	Nil	Nil	1,518,249
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	115,633,080	Nil	Nil	115,633,080
Total	Nil	137,345,488	43,530,413	254,020,147	434,896,048
December 31, 2018
Bank overdraft/ Term loans	3,745,048	Nil	Nil	Nil	3,745,048
(Including accrued interest)	95,702,779	Nil	Nil	Nil	95,702,779
Lease liability	Nil	2,313,324	9,725,304	216,023,896	228,062,524
Derivative financial instruments	Nil	1,190,073	Nil	Nil	1,190,073
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	35,946,217	Nil	Nil	35,946,217
Total	99,447,827	39,449,614	9,725,304	216,023,896	364,646,641

The derivative warrant liabilities have not been included in the table above as there is no requirement to settle the warrants in cash.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

32	Financial Risk Management And Policies (Continued)

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

Term loans
Lease liability	88,700,137	94,792,088
Less: cash and cash	30,779,138	30,221,426
equivalents	(19,830,771)	3,707,697
Net debt	99,648,504	128,721,211
Total capital	50,258,618	31,246,573
Capital and net debt	149,907,122	159,967,784
Gearing ratio	66%	80%

33	Current Year and Prior Year Restatement

i) The comparative figures for 2018 were restated previously on account of errors identified by the management subsequent to the issuance of the 2018 financial statements.

ii) In year 2022, subsequent to the issuance of the Group’s 2019 consolidated financial statements, the Group identified errors in the consolidated financial statements for the year ended December 31, 2019 and determined that the 2019 consolidated financial statements should be restated. The basis of such error and restatement is given as below:

Restatement Background

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S. Securities and Exchange Commission (the “SEC”) regarding the consolidated financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision, an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020, and 2019 and the previously issued unaudited consolidated financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

33	Current Year and Prior Year Restatement (Continued)

In connection with the internal examination, the Company conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party BIA do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Company’s internal examination, including the number of years over which the non-qualified revenue was recognized, the Company determined that it would be appropriate to rectify the misstatements in the previously issued financial statements by restating such financial statements. Accordingly, for the year 2019 the Company reversed revenue amounting to USD 28,200,155 (2018: USD 29,451,920) and USD 29,939,548 (2018: USD 27,854,947), which mainly represents funds received from BIA, was reversed and re-classified as Other payables under Liabilities.

The Management does not expect to settle these amounts using any of it’s current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the party. The Group has taken a conservative approach to recognise this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the consolidated statement of either other comprehensive income or directly as equity as applicable.

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8 and, accordingly the prior years’ consolidated financial statements have been restated as disclosed on Page 48.

34	Reaudit of the Consolidated Financial Statements

The consolidated financial statements are re-audited as the Group has undertaken a restatement of its consolidated financial statement for the year ended December 31, 2018, the details of which are mentioned in note 33. The restatement mainly pertains to revenue, other payable and trade account receivable.

35	Rounding Off of Figures

All figures have been rounded off to the nearest US Dollars.

36	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current year. The comparative financial years included herein are derived from the financial statements of BPGIC FZE as adjusted to reflect the legal capital of legal parent / acquiree (Brooge Energy Limited).

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)

36	Comparative Figures (Continued)

Groupings for Property, Plant and Equipment

	Buildings	Installations	Other Equipments	Tanks	Capital Work in Progress	Right of use assets	Total
Cost:
As at January 01, 2019	28,037,886	65,868,246	213,843	76,100,795	8,344,847	27,540,969	206,106,586
Additions during the year	Nil	9,883	4,984	Nil	71,603,465	Nil	71,618,332
As at December 31, 2019	28,037,886	65,878,129	218,827	76,100,795	79,948,312	27,540,969	277,724,918

Accumulated Depreciation:
As at January 01, 2019	1,250,566	3,148,665	36,436	1,746,725	Nil	2,295,080	8,477,472
Charge for the year	1,121,515	2,829,671	43,237	1,565,419	Nil	459,016	6,018,858
As at December 31, 2019	2,372,081	5,978,336	79,673	3,312,144	Nil	2,754,096	14,496,330

Net Carrying Value:

As at December 31, 2019	25,665,805	59,899,793	139,154	72,788,651	79,948,312	24,786,873	263,228,588

As at December 31, 2018	26,787,320	62,719,581	177,407	74,354,070	8,344,847	25,245,889	197,629,114

Capital work in progress at December 31, 2019 includes total amount capitalised relating to the construction of phase 2 and includes an amount of USD 1,458,069 related to finance charge on lease liability and an amount of USD 233,113 related to depreciation charge on right-of-use asset capitalised.

The capitalised borrowing costs have been included under “additions” in the table above. The capitalisation rate used to determine these finance costs was 6.1% (2018: Nil).

Tanks and related assets with a carrying value of USD 158,493,403 (2018: USD 164,038,378) are mortgaged as security against loans obtained in 2014 and 2017 (Note 22). Further, as security against the term loan (2), a step-in right to use the leased land, has been provided to the commercial bank.

The depreciation charge for the year is allocated to the statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	2018	2019
Direct costs (Note 7)	5,763,150	5,785,745
CWIP	239,144	233,113
	6,002,294	6,018,858

Brooge Energy Limited

Notes to the Consolidated Financial Statements
December 31, 2019

(Figures in USD)

36	Comparative Figures (Continued)

Current Year and Prior Year Restatement

Significant balances change during the year are as follows

	As previously reported		Restatement Adjustment		As per the restated Financial Statement
	31-12-19	31-12-18	31-12-19	31-12-18	31-12-19	31-12-18
Consolidated Statement of Comprehensive Income

Revenue	44,085,374	35,839,268	(28,200,155)	(29,451,920)	15,885,219	6,387,348
Direct costs	(10,202,465)	(9,607,360)	(1,294,774)	(492,874)	(11,497,239)	(10,100,234)
Gross Profit / (Loss)	33,882,909	26,231,908	(29,494,929)	(29,944,794)	4,387,980	(3,712,886)
Other Income	Nil	Nil	4,188	8,554	4,188	8,554
General and administration expenses	(2,608,984)	(2,029,260)	138,559	204,880	(2,470,425)	(1,824,380)
Finance costs	(5,730,535)	(6,951,923)	(51,895)	Nil	(5,782,430)	(6,951,923)
Profit (loss) for the year	(75,284,923)	16,060,652	(29,404,077)	(29,731,360)	(104,689,000)	(13,670,708)

Consolidated Statement of Financial Position

ASSETS
Current Assets
Trade receivables	1,507,660	1,877,887	(1,344,093)	(1,877,887)	163,567	Nil
Other receivable and prepayments	841,033	244,828	(362)	Nil	840,671	244,828
Total Current Assets	22,359,108	2,307,156	(1,344,455)	(1,877,887)	21,014,653	429,269
Total Assets	307,252,460	199,936,632	(1,344,455)	(1,878,249)	305,908,005	198,058,383

LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	61,115,121	9,003,798	18,846	(1,837)	61,133,967	9,001,961
Other payable	Nil	Nil	57,794,495	27,854,947	57,794,495	27,854,947
Total current liabilities	95,036,895	110,843,631	57,813,341	27,853,110	152,850,236	138,696,741

Equity
Retained Earnings / (accumulated losses)	(64,066,681)	11,218,242	(58,454,794)	(29,050,717)	(122,521,475)	(17,832,475)
Statutory reserve	680,643	680,643	(680,643)	(680,643)	Nil	Nil
Shareholder’s account	71,017,815	47,717,763	(22,360)	Nil	70,995,455	47,717,763
Total Equity	109,416,415	60,977,933	(59,157,797)	(29,731,360)	50,258,618	31,246,573

Total Equity & Liabilities	307,252,460	199,936,632	(1,344,455)	(1,878,249)	305,908,005	198,058,383

Brooge Petroleum and Gas Investment Company FZE

Financial Statements

December 31, 2018

Brooke Energy Limited

Index to the Financial Statements

December 31, 2018

Office 106, The Binary
Al Abraj Street
Business Bay
PO Box 413383
Dubai / UAE

[T] +971 4 557 8358
[E] mail@affiniax.com

Independent Auditor’s Report

To the Board of Directors and Shareholders of Brooge Petroleum and Gas Investment Company FZE

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Brooge Petroleum and Gas Investment Company FZE, (“the Company”), which comprises of the statement of financial position as at December 31, 2018, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and notes to the financial statements, including a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying financial statements, present fairly, in all material respects, the financial position of Brooge Petroleum and Gas Investment Company FZE as at December 31, 2018 and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the and the PCAOB.

We conducted our audit in accordance with PCAOB & International Standards on Auditing (ISA’s). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

a. We draw your attention to Note no. 24 where the Company has reversed the revenue amounting to USD 29,451,920. Out of this reversed revenue an amount of USD 27,854,947 was received from M/s Brooge International Advisory LLC (BIA). Since the Company could not obtain the confirmation from subject party to identify the purpose and repayment terms, if any; before signing date of this report, an amount of USD 27,854,947 representing the funds received from BIA has been classified as Other payable in the financial statements for the year ended December 31, 2018.

b. Considering the significance of the above amount involved, we have further reviewed the legal documents of M/s Brooge Petroleum and Gas Investment Company and M/s Brooge International Advisory LLC (BIA) to determine whether they are related parties in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Company has further undertaken vide resolution dated April 23, 2023 to consider BIA as a related party.  Based on the above representation and applying the concept of substance over form, it indicates that BIA is a related party.

Emphasis of Matter (Continued)

c. We draw attention to statement of comprehensive income in the financial statements, which indicates that the Company incurred a net loss of USD 13,670,708 during the year ended December 31, 2018, and, as of that date, the Company’s current liabilities exceed current assets by USD 138,267,472. Our opinion is not modified in respect of this matter.

Reaudit of Financial Statements for the Year Ended December 31, 2018

Attention is invited to Note no. 24 Reaudit of the financial statements. The financial statements of the Company are re-audited to record the restatement pertaining to revenue, other payable and trade accounts receivable, which were recorded erroneously due to the inadequate documents.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no other key audit matters to communicate in our report.

Responsibility of the Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Management is responsible for assessing the Company’s ability to continue as a going concern, as applicable, matters related to going concern and using the going concern basis of accounting, unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgement and maintain professional skepticism throughout the audit. We also;

●    Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error as fraud may involve collusion, forgery, intentional omissions, misrepresentation or override of internal controls.

Auditor’s Responsibilities for the Audit of the Financial Statements

● Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

● Conclude on the appropriateness of Management’s use of going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

● Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

● We communicate with the Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the Management with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Management, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters.

Affiniax A A S Auditors

Dubai,
United Arab Emirates,
April 24, 2023

Brooge Petroleum and Gas Investment Company FZE

Statement of Financial Position

As at December 31, 2018

(Figures in USD)	Note	2018	2017
		(Re-stated)	(Re-stated)

ASSETS

Current Assets
Cash and cash equivalents	14	37,351	2,273
Inventories	15	147,090	176,651
Other receivables	16	244,828	582,585
Total Current Assets		429,269	761,509

Non-Current Assets
Property, plant and equipment	17	197,629,114	195,438,871
Total Non-Current Assets		197,629,114	195,438,871
Total Assets		198,058,383	196,200,380

LIABILITIES AND EQUITY

Current Liabilities
Trade and accounts payable	18	9,001,961	4,580,173
Other payable	24	27,854,947	Nil
Derivative financial instruments	13	1,190,073	Nil
Borrowings	19	98,537,136	94,327,926
Lease liabilities	21	2,112,624	2,071,200
Total Current Liabilities		138,696,741	100,979,299

Non-Current Liabilities
Employees’ end of service benefits	20	6,267	651
Lease liabilities	21	28,108,802	27,599,476
Total Non-Current Liabilities		28,115,069	27,600,127

Equity
Share capital	22	1,361,285	1,361,285
Retained earnings		(17,832,475)	(4,161,767)
Owners’ account		47,717,763	70,421,436
Total Equity Attributable to the owners		31,246,573	67,620,954
Total Liabilities and Equity		198,058,383	196,200,380

These financial statements were approved by the Management on April ___, 2023 and signed by:

Authorised Signatory

The accompanying notes form an integral part of the financial statements

Brooge Petroleum and Gas Investment Company FZE

Statement of Comprehensive Income

Year Ended December 31, 2018

(Figures in USD)	Note	2018	2017
		(Re-stated)	(Re-stated)

Revenue	8	6,387,348	89,593
Direct costs	9	(10,100,234)	(2,295,809)
Gross loss		(3,712,886)	(2,206,216)

Other income	10	8,554	Nil
General and administration expenses	11	(1,824,380)	(574,266)
Finance costs	12	(6,951,923)	(966,926)
Changes in fair value of derivative financial instruments	13	(1,190,073)	Nil
Loss for the year		(13,670,708)	(3,747,408)

Other comprehensive income		Nil	Nil
Total comprehensive income for the year		(13,670,708)	(3,747,408)

The accompanying notes form an integral part of the financial statements

Brooge Petroleum and Gas Investment Company FZE

Statement of Changes in Equity

Year Ended December 31, 2018

(Figures in USD)	Share Capital	(Accumulated Losses)	Owners’ Account	Total

As at January 01, 2017 (Restated)	1,361,285	(414,359)	57,039,100	57,986,026

Net movements during the year	Nil	Nil	13,382,336	13,382,336

Loss for the year	Nil	(3,747,408)	Nil	(3,747,408)
As at December 31, 2017 (Restated)	1,361,285	(4,161,767)	70,421,436	67,620,954

Loss for the year	Nil	(13,670,708)	Nil	(13,670,708)

Net movements during the year	Nil	Nil	(22,703,673)	(22,703,673)
As at December 31, 2018 (Restated)	1,361,285	(17,832,475)	47,717,763	31,246,573

The accompanying notes form an integral part of the financial statements

Brooge Petroleum and Gas Investment Company FZE

Statement of Cash Flows

Year Ended December 31, 2018

(Figures in USD)	2018	2017
	(Re-Stated)	(Re-Stated)
Cash Flow from Operating Activities

Loss for the year	(13,670,708)	(3,747,408)

Adjustments for:
Depreciation of property, plant and equipment	6,002,294	1,098,175
Finance costs	6,951,923	966,926
Provision for employees’ end of services benefits	5,748	365
Net changes in fair value of derivative financial instruments	1,190,073	Nil

Changes in operating assets and liabilities
Increase in other receivables	337,757	255,569
Decrease / (Increase) in inventories	29,561	(176,651)
Increase / (Decrease) in trade and accounts and payable	4,421,788	(1,522,807)
Increase / (Decrease) in other payable	27,854,947	Nil
Payment of employees’ end of services benefits	(132)	Nil
Net cash generated from / (used in) operating activities	33,123,251	(3,125,831)

Cash Flow from Investing Activities

Purchase of property, plant and equipment	(8,192,537)	(28,512,831)
Net cash used in investing activities	(8,192,537)	(28,512,831)

Cash Flow from Financing Activities

Net (distributions to) / contribution from the owners	(22,703,673)	13,382,336
Repayment of principal and interest on lease liability	(2,267,964)	(2,223,494)
Interest charge	2,818,714	4,476,134
Borrowings and term loans	(2,742,713)	15,863,493
Net cash (used in) / generated from financing activities	(24,895,636)	31,498,469

Net change in cash and cash equivalents	35,078	(140,193)
Cash and cash equivalents at beginning of the year	2,273	142,466
Cash and cash equivalents at end of the year	37,351	2,273

The accompanying notes form an integral part of the financial statements

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

1	Legal Status, Owners Management and Business Activity

Brooge Petroleum and Gas Investment Company FZE, (the “Company”), formerly known as Brooge Petroleum and Gas Investment Company FZC, is a free zone company registered and incorporated on 10 February 2013 in Fujairah, United Arab Emirates (“UAE”). The free zone is income tax free without a set time limit. The Company provides oil storage and related services at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company currently operates Phase I and Phase II, comprising 22 tanks with a total capacity of 1,001,388 cubic meters (“cbm”), fully operational for provision of storage and other ancillary processes of crude and clean oil. The construction of the Company’s Phase II, with a total capacity of 602,064 cbm was completed in September 2021.

The Company’s share capital was divided amongst three shareholders (referred to as the owners or shareholders). Emirates Investment LLC FZC was the parent company.

On 25 February 2019, the shareholders of Brooge Petroleum and Gas Investment Company FZC transferred their ownership in the Company to Brooge Petroleum and Gas Investment Company plc (“BPGIC plc”), a company incorporated under the laws of England and Wales and owned by the same shareholders that previously owned Brooge Petroleum and Gas Investment Company FZC and in the same ownership proportion. Upon the change of ownership, Brooge Petroleum and Gas Investment Company FZC changed its name to Brooge Petroleum and Gas Investment Company FZE. As a result of the above, BPGIC plc became the parent of the Company.

On 15 April 2019, the Company entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), Brooge Energy Limited (Formerly known as Brooge Holdings Limited), Brooge Merger Sub Limited, a subsidiary of Brooge Energy Limited, and the Company’s shareholders. On 10 May 2019, BPGIC plc became party to the business combination agreement by execution of a joinder thereto. Pursuant to the business combination agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the business combination agreement, Twelve Seas will merge with Brooge Merger Sub Limited, with Twelve Seas continuing as the surviving entity and with holders of Twelve Seas securities receiving securities of Brooge Energy Limited, and Brooge Energy Limited will acquire all of the issued and outstanding ordinary shares of the Company from BPGIC plc in exchange for ordinary shares of Brooge Energy Limited, with the Company becoming a wholly-owned subsidiary of Brooge Energy Limited.

The registered office is at P.O Box 50170 Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates.

The owners of the Company are:

Name of Owner	Number of Shares	% of Shares	Value in USD
HH Sheikh Mohammed Khalifa Zayed Al Nahyan	1,000,000	20%	272,257
M/s. AL Brooge Capital Providing for Oil and Gas LLC	1,000,000	20%	272,257
M/s. Emirates Investment LLC FZC	3,000,000	60%	816,771
	5,000,000	100%	1,361,285

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

2	Application of New and Revised International Financial Reporting Standards (IFRS)

The Company has adopted the following new and amended IFRS’s in these financial statements. The adoption of the standards did not have a material impact on the financial statements of the Company.

Description	Effective for annual periods beginning on or after
IFRS 15 - Revenue from Contracts with Customers	January 01, 2018
IFRS 9 - Financial Instruments	January 01, 2018
IFRIC 22 - Foreign Currency Transactions and Advance Consideration	January 01, 2018
Amendments to IAS 40 Transfers of Investment Property;	January 01, 2018

3	New Standards Issued but Not Yet Adopted

Certain new standards, amendments to standards and interpretations (annual improvements to IFRS, amendments to IFRS 4, IFRS 17, IFRS Practice Statement 2, IAS 1, IAS 8 and IAS 12) are not yet effective for up to the date of issuance of the Company’s financial statements. The Company anticipates that these new standards, interpretations and amendments will be adopted in the financial statements as and when they are applicable and adoption of these new standards, interpretations and amendments may have no material impact on the financial statements of the Company in the period of initial application.

4	Basis of Preparation of Financial Statements

These financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Company by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Company. The assets and liabilities are recorded on the basis that the Company will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Company.

The financial statements have been prepared under the historical cost convention basis, except for re-measurement at fair value of derivative financial instruments.

These financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Company. All financial information presented in USD has been rounded to the nearest thousand, unless otherwise stated.

The preparation of financial statements in conformity with International Financial Reporting Standards requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

4	Basis of Preparation of Financial Statements (Continued)

Estimates and the underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that year, or in the year of revision and future periods if the revision affects both current and future years.

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

Asset retirement obligation

As part of the land lease agreement between Fujairah Municipality and the Company, the Company has a legal obligation to remove the plant at the end of its lease term. The Company initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognised as finance cost. The Company’s operating assets generally consist of storage tanks and related facilities. These assets can be used for an extended period of time as long as they are properly maintained and/or upgraded. It is the Company’s current intent to maintain its assets and continue making improvements to those assets based on technological advances. There is no data or information that can be derived from past practice, industry practice or the Company’s intentions that could be used to make a reliable estimate of the decommissioning cost. Accordingly, the Company has not recorded a liability or corresponding asset as the amounts of such potential future costs are not reliably determinable.

Discount rate used for initial measurement of lease liability

The Company, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment. The Company determined its incremental borrowing rate at 9.5% (2017: 9.5%) in respect of the lease liability (Note 21).

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

4	Basis of Preparation of Financial Statements (Continued)

Estimation and assumptions (continued)

Impairment of trade receivables

The Company uses the simplified approach under IFRS 9 to assess impairment of its trade receivables and calculates expected credit losses (ECLs) based on lifetime expected credit losses. The Company calculates the ECL based on Company historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

Valuation of derivative financial instruments

The Company has entered into derivative financial instruments (interest rate swaps) with a financial institution with investment grade credit rating. Interest rate swaps are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties and interest rate curves. The changes in counterparty credit risk had no material effect on the derivative financial instruments recognised at fair value.

Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the financial statements:

Functional currency

The Company’s operating costs and borrowings are primarily in UAE Dirham (“AED”) and are expected to remain principally denominated in AED in the future. However, the construction contract for Phase1 and 2 and the current revenue contracts of the Company are dominated in USD. Management has determined USD is the Company’s functional currency.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services or goods. Revenue is net of discounts and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Company, the recognition in the consolidated statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Company has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s services completed to date.

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

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realisable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Fair Values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or

●	In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Fair Values (Continued)

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

Current versus non-current classification

The Company presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

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

The Company classifies all other liabilities as non-current.

Taxes

Value Added Tax

Expenses and assets are recognized net of the amount of input tax, except:

●	When the input tax is incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the input tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

●	The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position, as applicable.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Taxes (Continued)

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the Company and the tax on which is paid/due to be paid by the Company to the Supplier.

Output VAT is recognized in respect of taxable supply of goods/services rendered by the Company on which tax is charged and due to be paid to the UAE Federal Tax Authority.

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

Property, Plant and Equipment

Property, plant and equipment, is stated at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs includes expenditure that is directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

The cost of replacing or addition to an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred. Capital work under progress is stated at cost and subsequently transferred to assets when it is available for use.

Depreciation is charged to write off the cost of assets using the straight-line method as follows:

Buildings	25 years
Tanks	50 years
Installations	20 - 25 years
Other Equipment	5 years
Right of use asset - Land	60 years

The useful lives and depreciation method are reviewed periodically to ensure that the year and method of depreciation are consistent with the pattern of economic benefits expected to flow to the Company through the use of items of property, plant and equipment.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment (Continued)

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as profit or loss in the statement of comprehensive income.

Capital Work In Progress

Capital work in progress is stated at cost, which represents costs for the design, development, procurement, construction and commissioning of the asset under development. Cost includes borrowing cost capitalized and depreciation of the right-of-use asset during the construction phase. When the asset is in the location and condition necessary to operate in the manner intended by management, capital work in progress is transferred to the appropriate property, plant and equipment category and depreciated in accordance with the Company’s policies.

Leases

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

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

Company as a lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand- alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Company estimates the stand-alone price, maximising the use of observable information.

For determination of the lease term, the Company reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that: is within the control of the Company; and

At the commencement date, the Company recognizes a right-of-use asset classified within property, plant and equipment and a lease liability presented separately on the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease of 12 months or less and leases of low-value assets when new. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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

After initial recognition, the Company amortises the right-of-use asset over the term of the lease. In addition, the right of use asset is periodically reduced, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

The lease liability is initially recognized at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses its incremental borrowing rate.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Leases (Continued)

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

The Company recognizes the amount of the re-measurement of the lease liability as an adjustment to the right- of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re- measurement in the consolidated statement of comprehensive income (within profit and loss).

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

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

Receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Company’s financial assets at amortised cost include other receivables and due from related parties.

Financial assets at fair value through OCI, impairment losses or reversals are recognised in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial liabilities

On Initial recognition, financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognised initially at fair value and in the case of loans and borrowings fair value of the consideration received less directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, lease liability and term loans.

Derecognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flow from the assets cease and any interest in such derecognised financial assets that is created or retained by the Company is recognised as a separate asset. The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

Offsetting of Financial Instruments:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

Amortised cost of financial instruments

Amortised cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Non-derivative financial assets and liabilities

Receivables

Receivables are those financial assets that have fixed or determinable payments and for which there is no active market are initially recognized at fair value plus any directly attributable transactions costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method. These comprise trade accounts and other receivables, receivables from related parties, bank balances including fixed and margin deposits with banks.

Trade Accounts and Other Receivable

Receivable are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

The Management undertakes a periodic review of amounts recoverable from trade and other receivable, and determines recoverability based on various factors such as ageing of receivable, payment history, collateral available and other knowledge about the receivable.

Provision for bad and doubtful debts represents estimates of ultimate unrealizable debts. The estimates are judgmental and are based on case based evaluation by the management.

Provisions created during the year are reflected in the operating results of the year. Debts which are recognised as unrealizable are written off during the year.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, banks accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Statutory Reserve

Statutory reserve is created by appropriating 10% of the net profits of the Company for the year as required by Article 103 of the UAE Federal Law No. 2 of 2015 on commercial companies, concerning commercial companies in the UAE.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

The non-derivative financial liabilities comprise of trade accounts and other payables and Owners’ accounts.

Employees’ End of Service Benefits

Provision is made for the amounts payable under the UAE labour law applicable to the employees and is based on current basic remuneration and cumulative period of service at the balance sheet date.

Provision is made on the assumption that all employees were to leave as of the balance sheet date since this provides, in Management’s opinion, a reasonable estimate of the present value of terminal benefits.

Trade Accounts and Other Payable

Trade accounts and other payable are stated at nominal amounts payable for goods or services rendered.

Decommissioning liabilities

As part of the land lease agreement between Fujairah Municipality and the Company, the Company has a legal obligation to remove the plant at the end of its lease term. The Company initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognized as finance cost. The Company’s operating assets generally consist of storage tanks and related facilities.

Provisions

Provisions are recognised when the Company has a present obligation as a result of past event and it is probable that the outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the amount expected to be required to settle the obligation and the risk specific to the obligation.

Foreign Currencies Translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year - end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Financial Risk Management

The Company is exposed to financial risks of markets mainly related to currency risk, interest rate risks, other price risks, credit risks and liquidity risk. The Company’s policies and procedures keeps the Management updated on these risks and it takes appropriate measures to control or minimise its adverse effects if any on the financial position and performance of the Company.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

5	Summary of Significant Accounting Policies (Continued)

Market Risks

Market risks is the risk that is associated with the changes in market prices and market rates, such as interest rates, equity prices and currency rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risks exposures within acceptable parameters, while optimising the returns on the risks.

Currency Risk

The Company’s substantial assets and liabilities are denominated in Arab Emirates Dirhams or in United States Dollars to which the Arab Emirate Dirham is fixed, hence there is no material exchange rate risks.

At the balance sheet date, since there was no material exposure to currencies other than United States Dollars and Gulf Corporation Council currencies, net profits for the year is not materially sensitive to currency risks.

Interest Rate Risk

The Company has interest rate risk as at the year end under review. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s balances with banks and interest bearing loans and borrowings at variable rates.

Credit Risk

Credit risk is the risk of financial loss to the Company if the customer or counterparty to the financial instrument fails to meet its contractual obligations. Credit risk is mainly attributable to trade accounts and other receivables and cash at bank. The exposure to credit risk on trade and other receivables and amounts due from related parties is monitored on an ongoing basis by the Management and these are considered as recoverable by the Management. The Company’s bank account are placed with regulated financial institutions.

Advances and other receivable are settled in the ordinary course of business.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity risk relates to amounts due to related parties and long-term payables. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities and obligations as and when they fall due without having to face any losses which may adversely effect the Company’s financial position and reputation.

Capital Management

The primary objective of the Company is to maintain adequate capital to support its business and to maximise Owners’ value.

The Company manages its capital structure and make adjustments to it, in light of changes in economic conditions. To maintain or to adjust structure, the Company may adjust the dividend payment to Owners or issue new shares.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

(Figures in USD)	2018 (Re-Stated)	2017 (Re-Stated)

8	Revenue

Storage rental income (Note 24)	5,694,418	62,995
Miscellaneous income (Note 8.1)	423,094	Nil
Ancillary services	269,836	26,598
	6,387,348	89,593

8.1	Miscellaneous income represents port charges that are paid by the Company to the port authority and recharged to the customers.

9	Direct Costs

Depreciation on property, plant and equipment (Note 17)	5,763,150	692,775
Operations staff salary	2,808,702	1,518,794
Port expenses (Note 8.1)	423,094	Nil
Spare parts and consumables (Note 15)	592,471	50,891
Insurance charges	377,053	31,304
Maintenance charges	95,357	Nil
Operations pickup charges	10,352	Nil
Repairs & maintenance consumables	5,049	Nil
License fees	7,907	Nil
Power and electricity	1,247	Nil
Other expenses	15,852	2,045
	10,100,234	2,295,809

10	Other Income

Miscellaneous income	8,554	Nil
	8,554	Nil

11	General and Administration Expenses

Employees’ cost	1,210,102	287,481
Legal and professional	177,298	131,313
Sales and marketing	114,682	37,223
Office expenses	106,943	22,015
Repairs and maintenance	75,985	Nil
Rent	22,325	43,380
Other expenses	111,378	36,310
Travelling expenses	5,667	16,544
	1,824,380	574,266

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

(Figures in USD)	2018 (Re-Stated)	2017 (Re-Stated)

12	Finance Costs

Interest expense	5,559,195	647,969
Interest on lease liability	1,387,612	318,957
Bank charges	5,116	Nil
	6,951,923	966,926

13	Changes in Fair Value of Derivative Financial Instruments

Interest rate swaps

During the year 2018, the Company entered into an interest rate swap with a commercial bank exchanging variable interest for fixed interest at specified dates on its term loan 1 (Note 19). The interest rate swap matures in June 2023.

The details of these derivative financial instruments are as follows:

	Notional	Fair value	Fair value
	Amount	asset	liability
31 December 2018	USD	USD	USD
Designated at FVTPL
Interest rate swaps	83,855,305	Nil	1,190,073

14	Cash and Cash Equivalents

Cash in hand	5,013	2,273
Balance in local currency account	32,338	Nil
	37,351	2,273

15	Inventories

Spare parts and consumables	147,090	176,651
	147,090	176,651

Cost of inventories recognised during the year amounted to USD 592,471 (2017: USD 50,891). No provision is required for inventories at 31 December 2018 (2017: Nil).

16	Other Receivables

VAT receivable	221,448	Nil
Deposits	10,352	448,952
Advance paid to suppliers and contractors	13,028	133,633
	244,828	582,585

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

(Figures in USD)

17	Property, Plant and Equipment

	Buildings	Installations	Other Equipment	Tanks	Capital work in progress	Right - of Use Asset (land)	Total

Cost:
As at January 01, 2018 (Re-stated)	28,037,886	65,860,351	79,645	76,100,795	294,403	27,540,969	197,914,049
Additions during the year	Nil	7,895	134,198	Nil	8,050,444	Nil	8,192,537
As at December 31, 2018	28,037,886	65,868,246	213,843	76,100,795	8,344,847	27,540,969	206,106,586

Accumulated Depreciation:
As at January 01, 2018 (Re-stated)	129,051	325,525	3,232	181,306	Nil	1,836,064	2,475,178
Charge for the year	1,121,515	2,823,140	33,204	1,565,419	Nil	459,016	6,002,294
As at December 31, 2018	1,250,566	3,148,665	36,436	1,746,725	Nil	2,295,080	8,477,472

Net Carrying Amount:

As at December 31, 2018	26,787,320	62,719,581	177,407	74,354,070	8,344,847	25,245,889	197,629,114

As at December 31, 2017 (Restated)	27,908,835	65,534,826	76,413	75,919,489	294,403	25,704,905	195,438,871

Tanks and related assets with a carrying value of USD 164,038,378 (2017: USD 169,439,563) are mortgaged as security against loans obtained in 2014 and 2017 (Note 19). Further, as security against the term loan (2), a step-in right to use the leased land, has been provided to the commercial bank.

Capital work in progress at December 31, 2018 includes total amount capitalised relating to the construction of Phase 2 and includes an amount of USD 1,151,797 related to finance charge on lease liability and an amount of USD 239,144 related to depreciation charge on right-of-use asset capitalised.

The Company has entered into a land lease agreement with the municipality of Fujairah. The lease commenced in 2013 and is for a period of 30 years extendable for another 30 years at the option of the Company. Considering the use of the land, it is reasonably certain that the Company will continue to lease the land till the end of the lease period (i.e. 60 years) and the lease rentals have been discounted at the incremental borrowing rate of 9.5%. As per the land lease agreement, the lease rentals will be increased by 2% every year.

The depreciation charge for the year is allocated to the statement of comprehensive income (within profit and loss) and capital work in progress as follows.

	2018	2017
Direct costs (Note 9)	5,763,150	692,775
CWIP	239,144	405,647
	6,002,294	1,098,422

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

(Figures in USD)	2018 (Re-Stated)	2017 (Re-Stated)

18	Trade and Accounts payable

Trade accounts payable	1,566,717	1,750,774
Capital accruals	5,978,220	Nil
Accrued expenses	546,333	43,227
Accrued interest on term loans	910,691	2,620,150
Advance from customers	Nil	166,022
	9,001,961	4,580,173

19	Borrowings

Bank overdraft	3,745,048	164,175
Secured term loans	94,792,088	94,163,751
	98,537,136	94,327,926

Included in secured loans are the below term loans:

Term loan 1

The term loan facility was obtained in 2014 to partially finance the construction of 14 oil storage tanks in Fujairah (Phase 1). The loan facility amounted to USD 84,595,154. As per the initial agreement, the loan was repayable in 48 quarterly instalments commencing 27 months after the constructing’s with final maturity not exceeding 31 March 2028, however, as per the amended agreements, the loan was repayable starting October 2018 with final maturity in July 2030.

The interest rate on the loan was initially at 6 month EIBOR + 3.5%, however as per above mentioned amendment, it was revised to 6 month EIBOR+3%.

Term loan 2

The term loan facility was obtained in 2017 for constructing an administrative building in Fujairah. The loan facility amount to USD 11,108,086 and was repayable in 20 quarterly instalments. The repayable period commenced after a 6 months grace period on April 2017. The loan is recorded net of prepaid finance cost of USD 76,606 (2017: USD 94,634).

During the year, the term loan agreement was amended to revise the repayable date starting on October 2018 with final maturity in July 2023. The interest rate on the loan was initially charged at 3 month EIBOR + 3.5%, however after the amendment, it was revised to 3 month EIBOR + 3%.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

19	Borrowings (Continued)

Term loans 1 and 2

The below covenants were applicable to Term Loans 1 and 2:

i)	a minimum debt service coverage ratio (net operating income divided by total debt service) of 150% at all times and if the ratio decreases to 120% or less, it results in an event of default;

ii)	an amount equivalent to one quarterly instalment including interest in a debt service reserve account at all times.

As at the year end, both the above covenants were not met by Company, however the lender did not declare these events as defaults under the loan agreements. This non-compliance resulted in classification of the bank loans as a current liability.

The securities on Term Loans 1 and 2 are as below:

(i)	mortgage on the tanks and the office/administration building

(ii)	step-in right to the leased land and assignment of insurance policies

(iii)	corporate guarantees from M/s Al Brooge Capital Providing for Oil and Gas LLC and M/s Emirates Investment Company LLC FZC.

(iv)	assignment of the proceeds from operation of the tanks and insurance policies

As at the year end, the Company did not pay the principal and accrued interest on this loan. Although this event constituted as a default under the loan agreement, the lender did not declare this event as a breach requiring immediate repayment of the loan.

Term Loan 3

The term loan facility was obtained during the year to settle the accrued interest on Term Loan 1. The loan facility amounted to USD 3,539,341 and carried 1 month EIBOR + 2% margin and is repayable in 15 equal monthly instalments commencing from date of disbursement and is due on 14 October 2019.

The term loan facility (3) is secured by a mortgage on the tanks and office/administration building, step-in right to the leased land and assignment of the proceeds from operation of the tanks and insurance policies. The term loan is also secured by guarantees from the following owners: (i) Al Brooge Capital Providing for Oil and Gas LLC, and (ii) Emirates Investment Company LLC FZC.

Term Loan 4

The term loan facility was obtained during the year to partially finance the construction of Phase 2. The facility amounted to USD 95,290,000 and carried an interest at 3 month EIBOR + 3% margin. The loan is repayable in 17 bi-annual instalments and commences 6 months after the date of completion of Phase 2.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

19	Borrowings (Continued)

Term Loan 4 (Continued)

The term loan facility 4 is secured by a mortgage on the Phase 2 storage tanks, step-in right to the leased land and assignment of the proceeds from operation of the tanks and insurance policies. The term loan is also secured by guarantees from the following owners: (i) Al Brooge Capital Providing for Oil and Gas LLC, and (ii) Emirates Investment Company LLC FZC.

Under the term loan facility agreement, the Company is subject to certain covenants requiring amongst other things, the maintenance of (i) a minimum facility service coverage ratio of 1.25:1, (ii) a participations to value ratio not exceeding 1.50:1 at all times, (iii) a participations to cost ratio not exceeding 57% at any date, and (iv) an amount equivalent to one instalment including interest in a facility service reserve account at all times or in the event of an initial public offering, the amount should be equivalent to the next two instalments including interest. The facility service coverage ratio is calculated as revenues minus expenses from the Phase 2 storage tanks divided by the current debt commitments on term loan (4) including interest. The participations to value ratio at any date is calculated as total debt commitments on term loan facility (4) as of that date divided by the most recent valuation of the Phase 2 storage tanks. The participations to cost ratio at any date is calculated as the total debt commitments on term loan facility (4) as of that date as a percentage of the sum of actual constructions costs plus project expenses paid as of that date on the Phase 2 storage tanks.

A condition was included in the agreement requiring evidence of initial contribution by the Company towards Phase 2 storage tanks prior to utilisation of the loan facility. There were no drawdowns of the term loan made as at the year end.

All the above loans were drawn in AED.

20	Employees’ End of Service Benefits

(Figures in USD)	2018	2017
Balance at the beginning of the year	651	286
Provision for the year	5,748	365
Paid during the year	(132)	Nil
Balance at the end of the year	6,267	651

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

(Figures in USD)	2018 (Re-Stated)	2017 (Re-Stated)

21	Lease Liabilities

Balance at the beginning of the year	29,670,676	29,127,095
Interest charge	2,818,714	2,767,074
Repayment during the year	(2,267,964)	(2,223,494)
Balance at the end of the year	30,221,426	29,670,676

a) The analysis of lease liability is as follows:

Current	2,112,624	2,071,200
Non-Current	28,108,802	27,599,476

During 2013, The Company has entered into a land lease agreement with the Municipality of Fujairah. The lease commenced in 2013 and is for a period of 30 years extendable for another 30 years at the option of the Company. The Company has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Considering the use of the land, it is reasonably certain that the land will be used until the end of the lease period (i.e. 60 years) and the lease rentals have been discounted at the incremental borrowing rate of 9.5%. As per the land lease agreement, the lease rentals will be increased by 2% every year.

	Minimum lease payments		Present value of Minimum lease payments
	2018	2017	2018	2017

Not later than one year	2,313,323	2,267,964	2,112,624	2,071,200
Later than one year and not later than five years	9,725,304	9,534,612	7,099,255	6,960,054
Later than five years	216,023,896	218,527,911	21,009,546	20,639,421
	228,062,523	230,330,487	30,221,425	29,670,675
Finance costs	(197,841,098)	(200,659,812)	-	-
Present value of minimum lease payments	30,221,425	29,670,675	30,221,425	29,670,675

22	Share Capital

100 ordinary shares of USD 13,612.85 each	1,361,285	1,361,285
	1,361,285	1,361,285

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

(Figures in USD)

23	Transactions with Related Parties

Related parties represent associated companies, owners, directors and key management personnel of the Company, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Company’s Chief Executive Officer.

Transactions with related parties

Movements in owners’ account are as follows.

	2018	2017
	(Re-Stated)	(Re-Stated)
Contributions by the owners	951,539	3,878,302
Amounts paid on behalf of the Company by the owners*	7,850,431	9,504,034
Amounts paid by the Company on behalf of the owners	(2,296,354)	Nil
Distributions to owners	(29,209,289)	Nil
	(22,703,673)	13,382,336

These amounts are repayable at the discretion of the Chief Executive Officer of the Company and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Company including lease liability payments and other operational expenses paid by the owners on behalf of the Company.

Changes in owners’ account is as follows:

At 1 January	70,421,436	57,039,100
Net (distributions) contributions during the year	(22,703,673)	13,382,336
	47,717,763	70,421,436

A member of key management personnel was employed by the owners and her compensation amounting to USD 163,354 was borne by them for the year ended 31 December 2017. Key management remuneration for the year ended 31 December 2018 amounted to USD 677,291(2017: USD 144,569), charged to statement of comprehensive income (within profit and loss).

Prior year restatement:

Regarding prior year restatements with the related party Al Brooge International Advisory (“BIA”) refer to Note 24.

Guarantees by related parties:

The owners have issued corporate guarantees to secure the term loans described in Note 19.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

24	Prior Year Restatement

i)	The comparative figures for 2017 were restated previously on account of errors identified by the management subsequent to the issuance of the 2017 financial statements.

The errors comprised the following:

●	Use of incorrect discount rate

The Company erroneously used a 10% discount rate for the measurement of its land lease liability and the corresponding right of use asset instead of using its incremental borrowing rate of 9.5%. The correction of this error resulted in an increase in the lease liability and the right-of-use asset (recorded within property, plant and equipment). There correction also resulted in an increase in depreciation expense and finance costs for the year ended December 31, 2017.

●	Incorrect classification of term loans

As of December 31, 2017 and 1 January 2017, the Company had erroneously classified its debt balance of USD 86,314,012 and USD 77,497,507, respectively, as a non-current liability. As of December 31, 2017 and 1 January 2017, the Company was not in compliance with its debt covenants contained in the Company’s term loans (1) and (2) (Note 19). As a result of this non-compliance, the bank loans should be classified as a current liability. To correct the error, the Company reclassified its debt balance to current.

●	Incorrect calculation of accrued interest

As of December 31, 2017, management identified an error in the calculation of accrued interest on term loan (1). The correction of this error resulted in a decrease in the amount of interest capitalised (recorded within property, plant and equipment), a decrease in finance costs and a decrease in accrued interest (recorded within Trade and accounts payable).

●	Incorrect determination of functional currency

The Company incorrectly concluded that its functional currency was the UAE Dirham. The UAE Dirham has been pegged to the US Dollar for all periods since the Company’s inception. Thus, the correction of this error has no impact on the 2017 financial statements or prior periods.

The aforementioned changes were accounted for retrospectively in accordance with IAS 8 and, accordingly the prior years’ financial statements have been restated as follows:

	As previously		Restatement
	reported		adjustments		Restated
	31-12-17	01-01-17	31-12-17	01-01-17	31-12-17	01-01-17
Statement of Comprehensive Income

Direct costs	(2,292,082)	Nil	(3,727)	Nil	(2,295,809)	Nil
Gross loss	(2,202,489)	Nil	(3,727)	Nil	(2,206,216)	Nil

Finance costs	(1,007,305)	Nil	40,379	Nil	(966,926)	Nil

Loss and total comprehensive loss for the year	(3,784,060)	Nil	36,652	Nil	(3,747,408)	Nil

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

24	Prior Year Restatement (Continued)

	As previously		Restatement
	reported		adjustments		Restated
	31-12-17	01-01-17	31-12-17	01-01-17	31-12-17	01-01-17

Statement of Financial Position

ASSETS

Non-Current Assets
Property, plant and equipment	193,987,928	168,024,215	1,450,943	1,709,059	195,438,871	169,733,274
Total Non-current assets	193,987,928	168,024,215	1,450,943	1,709,059	195,438,871	169,733,274
Total Assets	194,680,205	169,004,835	1,450,943	1,709,059	196,131,148	170,713,894

LIABILITIES AND EQUITY

Current Liabilities
Term loans (current portion)	7,849,739	Nil	86,314,012	77,497,507	94,163,751	77,497,507
Accounts payable, accruals and other payables	4,995,806	6,103,266	(320,039)	Nil	4,675,767	6,103,266
Lease liability (current portion)	2,061,785	2,021,358	9,415	9,230	2,071,200	2,030,588
Total Current Liabilities	14,907,330	8,124,624	86,003,388	77,506,737	100,910,718	85,631,361

Non-Current Liabilities
Term loans (non-current portion)	86,314,012	77,497,507	(86,314,012)	(77,497,507)	Nil	Nil
Lease liability (non-current portion)	25,874,561	25,396,678	1,724,915	1,699,829	27,599,476	27,096,507
Total Non-Current Liabilities	112,188,573	102,894,185	(84,589,097)	(75,797,678)	27,599,476	27,096,507
Total Liabilities	127,095,903	111,018,809	1,414,291	1,709,059	128,510,194	112,727,868

Equity
Accumulated losses	(4,198,419)	(414,359)	36,652	Nil	(4,161,767)	(414,359)
Total Equity	67,584,302	57,986,026	36,652	Nil	67,620,954	57,986,026
Total Liabilities and Equity	194,680,205	169,004,835	1,450,943	Nil	196,131,148	170,713,894

i)	In year 2022, subsequent to the issuance of the Company’s 2018 financial statements, the Company identified errors in the financial statements for the year ended December 31, 2018 and determined that the 2018 financial statements should be restated. The basis of such error and restatement is given as below:

Restatement Background

As disclosed on May 27, 2022, the Company has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S. Securities and Exchange Commission (the “SEC”) regarding the financial statements of the Company. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct, under its supervision, an internal examination into the Company’s revenue recognition practices and related matters.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

24	Prior Year Restatement (Continued)

Restatement Background (Continued)

As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Company’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020 and 2019 and the previously issued unaudited financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

In connection with the internal examination, the Company conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Company’s internal examination, including the number of years over which the non-qualified revenue was recognized, the Company determined that it would be appropriate to rectify the misstatements in the previously issued financial statements by restating such financial statements. Accordingly, for the year 2018 the Company reversed revenue amounting to USD 29,451,920 and USD 27,854,947, which mainly represents funds received from BIA, was reversed and re-classified as Other payables under Liabilities.

The Management does not expect to settle these amounts using any of its current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from BIA, the Company has taken a conservative approach to recognise this as a liability. The Company continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable, and the difference in the respective carrying amounts will be recorded in the statement of either other comprehensive income or directly as equity as applicable.

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8 and, accordingly the prior years’ financial statements have been restated as follows:

	As previously reported		Restatement adjustments		Restated
	31-12-18	01-01-18	31-12-18	01-01-18	31-12-18	01-01-18

STATEMENT OF COMPREHENSIVE INCOME
Revenue	35,839,268	89,593	(29,451,920)	Nil	6,387,348	89,593
Direct costs	(9,607,360)	(2,295,809)	(492,874)	Nil	(10,100,234)	(2,295,809)
Gross Profit / (Loss)	26,231,908	(2,206,216)	(29,944,794)	Nil	(3,712,886)	(2,206,216)
Other income	Nil	Nil	8,554	Nil	8,554	Nil
General and administrative expenses	(2,029,260)	(574,266)	204,880	Nil	(1,824,380)	574,266)
Profit / Loss and total comprehensive profit / (loss) for the year	16,060,652	(3,747,408)	(29,731,360)	Nil	(13,670,708)	3,747,408)

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

24	Prior Year Restatement (Continued)

(Figures in USD)

	As previously reported		Restatement adjustments		Restated
	31-12-18	01-01-18	31-12-18	01-01-18	31-12-18	01-01-18

STATEMENT OF FINANCIAL POSITION

ASSETS

Current Assets
Trade receivables	1,877,887	Nil	(1,877,887)	Nil	Nil	Nil
Total current assets	2,307,156	761,501	(1,877,887)	Nil	429,269	761,501
Total Assets	199,936,270	196,200,380	(1,877,887)	Nil	198,058,383	196,200,380

LIABILITIES AND EQUITY

Current Liabilities
Other payable	Nil	Nil	27,854,947	Nil	27,854,947	Nil
Total Current Liabilities	110,841,794	100,979,299	27,854,947	Nil	138,696,741	100,979,299
Equity
Retained Earnings / (accumulated losses)	11,218,242	(4,161,767)	(29,050,717)	Nil	(17,832,475)	(4,161,767)
Statutory reserve	680,643	Nil	(680,643)	Nil	Nil	Nil
Total Equity	60,977,933	67,620,954	(29,731,360)	Nil	31,246,573	67,620,954
Total Liabilities and Equity	199,936,270	196,200,380	(1,877,887)	Nil	198,058,383	196,200,380

25	Contingent Liabilities

Capital commitments	2018	2017
Within one year	144,027,770	Nil
More than 1 year and less than 5 years	16,534,876	Nil
At 31 December	160,562,646	Nil

Capital commitments relate to construction of Phase 2 which is expected quarter of 2020.

Capital commitments include advances to suppliers which are contingent on an advance payment guarantee being issued by the supplier in favour of the Company, therefore not recognised as at December 31, 2018.

Except for the above and ongoing purchase commitments in the normal course of business against which no loss is expected, there are no other known contingent liabilities existing at the balance sheet date.

Brooge Petroleum and Gas Investment Company FZE

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

26	Subsequent Events

The significant events that occurred after the balance sheet date, which require disclosures in the financial statements are as follows:

February 25, 2019

The owners transferred the ownership in Brooge Petroleum and Gas Investment Company FZC to Brooge Petroleum and Gas Investment Company plc (“BPGIC plc”). Thereafter, the Company has become “Brooge Petroleum and Gas Investment Company FZE”.

March 31, 2019

An amount of USD 75,000,000 was contributed by the owners.

April 15, 2019

A business combination agreement was entered into between the Company’s owners and Twelve Seas, Brooge Holdings Limited, Brooge Merger Sub Limited, a subsidiary of Brooge Holdings Limited. BPGIC plc became party to the business combination agreement by execution of a joinder thereto on May 10, 2019.

September 10, 2019

The Company entered into an agreement with its lender to amend the terms of it’s Term Loan 1.

24	September 2020

On 24 September 2020, the Company issued long term fixed interest rate senior secured bonds of USD 200,000,000 to private investors with a face value of USD 1 at an issue price of USD 0.95. The Company can issue further bonds of up to USD 50,000,000 under identical terms except issue price that can be above or below the nominal amount, subject to certain conditions. The proceeds of the bonds of USD 186,000,000 net of USD 4,000,000 of transaction costs were drawn down during November 2020. In accordance with the terms of the bonds, the proceeds were used to settle the existing term loans. An amount of USD 85,000,000 were transferred to a Construction account to be used solely to fund the remaining Phase 2 construction costs. The balance proceeds were used for general corporate purposes.

27	Reaudit of the Financial Statements

The financial statements are re-audited as the Company has undertaken a restatement of its financial statement for the year ended December 31, 2018, the details of which are mentioned in Note 24 the restatement mainly pertains to revenue, other payable and trade account receivable.

28	Rounding Off of Figures

All figures have been rounded off to the nearest US Dollar.

29	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current year.

Brooge Energy Limited

Interim Condensed Consolidated Financial Statements
June 30, 2022

Office 106, The Binary
Al Abraj Street
Business Bay
PO Box 413383
Dubai / UAE

[T] +971 4 557 8358
[E] mail@affiniax.com

Independent Auditor’s Review Report

The Shareholders

Brooge Energy Limited

Report on the Interim Condensed Consolidated Financial Statements

We have reviewed the accompanying interim condensed consolidated financial statements of Brooge Energy Limited and its Subsidiaries, (“the Group”), which comprise of the consolidated statement of financial position as at June 30, 2022, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the period then ended and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory notes.

Management’s and Auditor’s Responsibility for the Interim Condensed Consolidated Financial Statements

The Management is responsible for the preparation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards and for such internal controls as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express a conclusion on the interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the interim condensed consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of Group personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed financial statements are not prepared, in all material respects, in accordance with International Financial Reporting Standards.

Affiniax A A S Auditors

Dubai,

United Arab Emirates,

April 24, 2023

Brooge Energy Limited

Interim Condensed Consolidated Statement of Comprehensive Income

Period Ended June 30, 2022

(Figures in USD)	Note	June 30, 2022 (6 Months)	June 30, 2021 (6 Months) (Restated)

Revenue	5	28,399,372	23,119,734
Direct costs		(10,634,706)	(7,202,719)
Gross profit		17,764,666	15,917,015

Other income		23,154	38,196
Change in estimated fair value of derivative warrant liability		4,458,069	2,536,780
General and administration expenses		(5,690,986)	(3,744,100)
Finance costs		(14,577,131)	(5,556,008)
Changes in fair value of derivative financial instruments		1,916,269	1,716,742
Profit for the period		3,894,041	10,908,625

Other comprehensive income		Nil	Nil

Total Comprehensive Income for the period		3,894,041	10,908,625

Basic and diluted earnings per share 23	23	0.04	0.126

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Brooge Energy Limited

Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2022

(Figures in USD)	Note	June 30, 2022	December 31, 2021 (Restated)

ASSETS
Current Assets
Cash and cash equivalents	6	3,838,072	7,380,991
Trade accounts receivable	7	8,667,673	3,771,492
Inventories	8	277,366	250,360
Other receivable and prepayments	9	1,876,169	1,131,868
Total Current Assets		14,659,280	12,534,711

Non-Current Assets
Restricted bank balance	6	8,500,000	8,500,000
Property, plant and equipment	10	428,257,635	427,266,913
Derivative financial instrument	11	7,364,829	5,422,917
Advances to contractor	12	15,571,215	3,499,988
Total Non-Current Assets		459,693,679	444,689,818
Total Assets		474,352,959	457,224,529

LIABILITIES AND EQUITY
Current Liabilities
Trade and accounts payable	13	37,652,318	18,189,493
Other payable	14	74,253,965	74,253,965
Derivative warrant liability	15	7,217,746	11,675,815
Borrowings	16	177,321,777	182,781,617
Lease liabilities	17	9,872,066	8,976,452
Total Current Liabilities		306,317,872	295,877,342

Non-Current Liabilities
Borrowings	16	1,980,670	Nil
Lease liabilities	17	82,051,676	80,804,728
Employees’ end of service benefits	18	168,803	60,624
Asset retirement obligation	19	2,023,329	1,990,399
Total Non-Current Liabilities		86,224,478	82,855,751

Equity
Share capital	20	8,804	8,804
Share premium	20	101,777,058	101,777,058
Statutory reserve		680,643	680,643
Retained earnings		(91,098,844)	(94,992,885)
Shareholder’s account		70,442,948	71,017,816
Total Equity Attributable to the Shareholders		81,810,609	78,491,436
Total Liabilities and Equity		474,352,959	457,224,529

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Brooge Energy Limited

Interim Condensed Consolidated Statement of Changes in Equity

Period Ended June 30, 2022

(Figures in USD)	Share Capital	Share Premium	Statutory Reserve	Retained Earnings	Shareholder’s Account	Total
As at January 01, 2021	8,804	101,777,058	344,848	(120,347,655)	70,761,998	52,545,053
Profit for the period	Nil	Nil	Nil	10,908,625	Nil	10,908,625
As at June 30, 2021	8,804	101,777,058	344,848	(109,439,030)	70,761,998	63,453,678
Transfer to statutory reserve	Nil	Nil	335,795	(335,795)	Nil	Nil
Movements during the year	Nil	Nil	Nil	14,781,940	255,818	15,037,758
As at December 31, 2021	8,804	101,777,058	680,643	(94,992,885)	71,017,816	78,491,436
Profit for the period	Nil	Nil	Nil	3,894,041	Nil	3,894,041
Movements during the period	Nil	Nil	Nil	Nil	(574,868)	(574,868)
As at June 30, 2022	8,804	101,777,058	680,643	(91,098,844)	70,442,948	81,810,609

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Brooge Energy Limited

Interim Condensed Consolidated Statement of Cash Flows

Period Ended June 30, 2022

(Figures in USD)	June 30, 2022 (6 Months)	June 30, 2021 (6 Months) (Restated)

Cash Flow from Operating Activities
Profit for the period / year	3,894,041	10,908,625

Adjustments for:
Depreciation of property, plant and equipment	6,735,923	2,918,162
Interest charged on lease liability	5,199,006	5,541,882
Change in estimated fair value of derivative warrant liability	(4,458,069)	(2,536,780)
Net changes in fair value of derivative financial instruments	(1,916,269)	(1,716,742)
Asset retirement obligation - accretion expense	32,930	14,126

Changes in operating assets and liabilities
Increase in trade accounts and other receivable and prepayments	(7,682,409)	(4,053,072)
(Increase) / Decrease in inventories	(27,006)	(3,591)
Increase in trade accounts and other payable	19,462,823	504,056
Increase in employees’ end of services benefits	108,179	34,184
Net cash generated from operating activities	21,349,149	11,610,850

Cash Flow from Investing Activities
Amount withdrawn from restricted bank account	3,106,502	10,629,961
Advance to contractors	(12,071,227)	Nil
Purchase of property, plant and equipment	(7,726,643)	(11,511,001)
Net cash used in investing activities	(16,691,368)	(881,040)

Cash Flow from Financing Activities
Proceeds from term loan	2,376,804	Nil
Repayment of borrowings	(5,881,617)	(8,600,807)
Payment of lease liability	(3,056,444)	(2,174,483)
Movement in shareholder’s account	(574,868)	Nil
Net cash used in from financing activities	(7,136,125)	(10,775,290)

Net change in cash and cash equivalents	(2,478,344)	(45,480)
Cash and cash equivalents at beginning of the period / year	3,494,243	20,989,970
Cash and cash equivalents at end of the period / year	1,015,899	20,944,490

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Brooge Energy Limited

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

1	Legal Status, Management and Business Activity

The interim condensed consolidated financial statements comprise of the interim condensed financial statements of Brooge Energy Limited (“Company”) and its subsidiaries on a line-by-line basis. The Company and its subsidiaries are collectively referred to as the “Group”. The details of the Group are as follows:

a. Brooge Energy Limited (“Company”)

The Company, is a Company with limited liability registered as an exempted company in the Cayman Islands.

The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

The Company changed its name from Brooge Holdings Limited to Brooge Energy Limited on April 07, 2020.

The subsidiaries of the Company are as follows:

i. Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”)

BPGIC FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 13-FZE-1117.

BPGIC FZE is a 100% subsidiary of the Company.

ii. Brooge Petroleum and Gas Investment Company Phase III FZE (BPGIC Phase III FZE)

BPGIC Phase III FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 20-FZE-1972.

BPGIC Phase III FZE is a 100% subsidiary of the Company.

iii. BPGIC International

BPGIC International formerly known as Twelve Seas, is a company with limited liability registered as an exempted company in the Cayman Islands.

BPGIC International is a 100% subsidiary of the Company.

iv. Brooge Petroleum and Gas Management Company Limited (BPGMC Limited)

BPGMC Limited is a company with limited liability registered in Dubai International Financial Centre with commercial license number CL3852.

BPGMC Limited is a 100% subsidiary of the Company.

v. BPGIC Phase 3 Limited (BPGIC Phase III Ltd)

BPGIC Phase 3 Limited is a Free Zone Company with limited liability formed in accordance with the provisions of Jebel Ali Free Zone Authority Offshore Companies Regulations 2018. The registration number of BPGIC Phase 3 Limited is 226933.

BPGIC Phase 3 Limited is a 100% subsidiary of the Company.

Brooge Energy Limited

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

1	Legal Status, Management and Business Activity (Continued)

The service provided by the group is oil storage and related services at the Port of Fujairah in the Emirate of Fujairah, UAE. The Group currently operates phase I and phase II, comprising 22 tanks with a total capacity of 1,001,388 cubic meters (“cbm”), fully operational for provision of storage and other ancillary processes of crude and clean oil. The construction of the Company’s phase II, with a total capacity of 602,064 cbm was completed in September 2021.The Group has commenced early preparation work for its phase 3 project where it intends to construct additional storage and refinery facilities. The Group’s has commenced preconstruction work for its phase 3. The Group intends to construct additional storage and refinery facility as part of the phase 3.

The Company was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below.

On 15 April 2019, BPGIC FZE entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

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

The consolidated financial statements for the year ended December 31, 2019 were prepared as a continuation of the financial statements of BPGIC FZE, the acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited).

Brooge Energy Limited

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

2	Basis of Preparation of Consolidated Financial Statements

The interim condensed consolidated financial statements for the six-month period ended 30 June 2022 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at and for the year ended 31 December 2021.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

These interim condensed consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group.

The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of warrant liability.

2.1	Going Concern

During the period ended 30 June 2022, the Group earned a profit of USD 3.9 million and generated positive cash flows of USD 23.4 million. Further, as at that date, the Group had cash and cash equivalents of USD 1 million.

As of 30 June 2022, the Group had a waiver for leverage ratio and working capital financial covenant requirements, however it was in technical breach of its Information Undertakings requirements. Even though the lender did not declare an event of default under the bond agreement, this constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, as of 30 June 2022, the Group has classified its debt balance of USD 177,321,777 as a current liability. As of 30 June 2022, the Group’s current liabilities exceeded its current assets by USD 289,616,665. All of the above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern.

These interim condensed consolidated financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards issued by International Accounting Standards Board (IASB). The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The financial statements do not include any adjustment that should result from a failure to obtain such combined financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Brooge Energy Limited

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

3	Changes in Accounting Policies And Disclosures

New and amended standards and interpretations

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2021. The Group has adopted the following new and amended IFRS’s in these interim condensed consolidated financial statements.

Annual Improvements to IFRS Standards 2018 – 2020 – Amendments to IFRS 1, IFRS 9, illustrative examples accompanying IFRS 16 and IAS 41.

Classification of Liabilities as Current or Non-current-Amendments to IAS 1

Property, Plant and Equipment - Proceeds before intended use - Amendments to IAS 16 Reference to Conceptual Framework - Amendments to IFRS 3

Onerous Contracts - Cost of Fulfilling a Contract - Amendments to IAS 37

The adoption of above standards and amendments did not have any significant impact on the consolidated financial statements of the Group.

4	Significant Accounting Estimates And Judgements

The preparation of the interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities and the disclosure of contingent liabilities. These judgments, estimates and assumptions also affect the revenue, expenses and provisions as well as fair value changes. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2021.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022 (6 Months)	June 30, 2021 (6 Months)

5	Revenue

Storage rental income	27,405,640	16,413,047
Miscellaneous income (Note 5.1)	473,092	1,282,098
Ancillary services	520,640	5,424,589
	28,399,372	23,119,734

Note 5.1

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017.

The commercial contracts with customers related to the Phase 1 and Phase 2 have been assigned as security against the borrowing obtained in 2020.

Miscellaneous income includes port charges of USD 473,092 that are paid by the Group to the port authority and recharged to the customers.

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a contract with its customers. Accordingly, there is no cyclicality in the Group’s operations.

June 30, 2022	December 31, 2021

6	Cash and Cash Equivalents

Cash in hand	12,141	3,195
Balances in current accounts	12,325,931	15,877,796
	12,338,072	15,880,991

The above consist of the following:
Non-current
Restricted bank balance	8,500,000	8,500,000
	8,500,000	8,500,000
Current
Cash and Cash Equivalents	1,015,899	1,452,316
Restricted bank balance	2,822,173	5,928,675
	3,838,072	7,380,991

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

7	Trade Accounts Receivable

Trade accounts receivable	8,667,673	3,771,492
	8,667,673	3,771,492

8	Inventories

Spare parts and consumables	277,366	250,360
	277,366	250,360

Cost of inventories recognised during the year amounted to USD 630,939 (2021: USD 938,386). No provision is required for inventories at 30 June 2022 (2021: Nil).

9	Other Receivable and Prepayments

Prepaid expenses	1,284,586	289,463
Due from shareholder	Nil	504,214
Due from related parties (Note 21)	92,553	86,142
Staff advances	152,389	152,389
Deposits	342,921	99,660
Other receivable	3,720	Nil
	1,876,169	1,131,868

10	Property, Plant and Equipment

a)	The movement schedule is set out on page 25.

11	Derivative financial instruments

Call option	7,364,829	5,422,917
	7,364,829	5,422,917

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

At 30 June 2022 management has assessed the value of the call option of USD 7,364,829 and classified as change in fair value of derivative financial instrument in the interim consolidated statement of comprehensive income (Note 16).

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

12	Advances to Contractor

Advances to contractor	15,571,215	3,499,988
	15,571,215	3,499,988

The above amount mainly includes the advances paid towards Audex Fujairah LL FZE for the interconnectivity construction amounting USD 15,006,262.

13	Trade and Accounts Payable

Trade accounts payable	17,627,226	9,113,183
Accrued interest on borrowings	3,965,660	4,101,250
Advances from customer	4,876,252	2,417,956
Accrued expenses	9,054,622	394,611
Due to a related party (Note 21)	2,041,927	2,041,927
VAT payable	20,766	20,566
Payables to third parties	65,865	Nil
	37,652,318	18,189,493

14	Other Payable

M/s Brooge International Advisory LLC	74,253,965	74,253,965
	74,253,965	74,253,965

As disclosed on May 27, 2022, the Group has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the U.S. Securities and Exchange Commission (the “SEC”) regarding the financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision, an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020, 2019, and 2018, and the previously issued unaudited financial statements for interim periods therein and the six months ended June 30, 2021 should no longer be relied upon.

In connection with the internal examination, the Group conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on International Financial Reporting Standard (IFRS) 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. This review identified that the funds received from a related party viz. M/s Al Brooge International Advisory LLC do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Group’s internal examination, including the number of years over which the non-qualified revenue was recognized the Group determined that it would be appropriate to rectify the misstatements in the previously issued financial statements by restating such financial statements.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

14	Other Payable (Continued)

Accordingly, the above USD 74,253,965 mainly represents funds received from BIA, which was reversed from revenue and re-classified as Other payables under Liabilities.

The Management does not expect to settle these amounts using any of it’s current assets or any existing resources in the foreseeable future. Pending its potential receipt of confirmation or adequate supporting documentation from the party, the Group has taken a conservative approach to recognise this as a liability. The Group continues to assess this liability and will evaluate whether there arises any obligation or it is discharged or cancelled or expires or is swapped out for one with significantly different terms or when the terms of are significantly modified, such an exchange or modification is recognized as a derecognition of the old liability and the recognition of a new liability or as equity contribution, as applicable and the difference in the respective carrying amounts will be recorded in the statement of either other comprehensive income or directly as equity as applicable.

15	Derivative Warrant Liability

Issuance of 21,228,900 warrants in connection with merger	11,675,815	13,161,838
Fair value remeasurement of derivative warrant liability	(4,458,069)	(1,486,023)
	7,217,746	11,675,815

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the interim consolidated statement of comprehensive income at each reporting date. The derivative liabilities will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group.

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

At 30 June 2022, the Group recorded a derivative warrant liability of USD 7,217,746 (31 December 2021: USD 11,675,815 ) which resulted in a gain on revaluation of derivative warrant liability for the year ended 30 June 2022 of USD 4,458,069 (31 December 2021: USD 1,486,023).

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

16	Borrowings

Term loan	2,376,804	Nil
Bonds	176,925,643	182,781,617
	179,302,447	182,781,617

The current and non- current break up as below:
Non- Current	Maturity
Term loan	2028	1,980,670	Nil
		1,980,670	Nil
Current
Term loan		396,134	Nil
Bonds	On demand	176,925,643	182,781,617
		177,321,777	182,781,617

	Coupon	Effective interest		2022	2021
Bonds	rate %	rate %	Maturity date	USD	USD
USD 200,000,000 bond net of transaction costs	8.50%	10.57%	Refer note below	176,925,643	182,781,617

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

The bonds will be repaid in semi-annual payments of USD 7,000,000 starting September 2021 until March 2025, and one bullet repayment of USD 144,000,000 in September 2025. Interest will accrue at a coupon rate of 8.5% and will be payable semi-annually in March and September each year. The Group has the option to redeem the bonds in full or in part any time after 24 September 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued. At 31 December 2021, management has assessed the value of the call option of USD 5,422,917 and classified as change in fair value of derivative financial instrument. The comparative amount of USD 340,504 relates to the changes in fair value of interest rate swaps relating to Group’s previous term loans which were settled in November 2020.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

16	Borrowings (Continued)

The bonds are secured by:

(i)	pledge over all the existing and future shares of BPGIC FZE;

(ii)	assignment of rights and pledge over the balance in the Earnings account;

(iii)	pledge over the balance in the Liquidity account, the Debt Service Retention account and the Construction Funding account;

(iv)	pledge over moveable assets of BPGIC FZE and its subsidiaries;

(v)	security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;

(vi)	security assignment over insurance contracts for phase I terminal, phase II terminal and admin building; (vii) security assignment over group and intercompany loans; and

(viii)	corporate guarantee from Brooge Energy Limited.

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds:

(i)	Minimum Liquidity: BPGIC FZE to maintain $8.5 million in the Liquidity account;

(ii)	Leverage Ratio: BPGIC FZE and its subsidiaries’ leverage ratio not to exceed: (A) 5.5x at 31 December 2020; (B) 3.5x at 31 December 2021; and (C) 3.0x anytime thereafter; and

(iii)	Working Capital: BPGIC FZE and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Group to comply with the following financial covenant:

(i)	Brooge Energy Limited to maintain a minimum equity ratio of 25%.

As of 30 June 2022, the Group was in technical breach of the requirements to comply with the leverage ratio and working capital thresholds. Even though the lenders did not declare an event of default under the bond agreement, these technical breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has classified the respective bonds as a current liability at the end of 30 June 2022. Subsequent to the year end, the lenders have confirmed their intention to not require immediate repayment of the outstanding amounts or alter the repayment pattern in the original bond agreement.

Bond Waiver letter

On April 27, 2022, the Group entered into an agreement with the Bondholders to implement following amendments to the Bond Financing Facility, effective immediately:

(a)	Waiver of the Events of Defaults that are triggered by the technical breaches of the Leverage Ratio and positive Working Capital covenants until December 31, 2022.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

16	Borrowings (Continued)

(b)	The requirement to maintain a Leverage Ratio to not exceed certain thresholds is suspended (waived) for the results period from December 31, 2021 to and including December 30, 2022, and shall be tested again for the 12 months results period from (and including) January 1, 2022 to December 31, 2022 (inclusive) at 3.5x, stepping down to 3.0x anytime thereafter (as per the original terms of the Bond Financing Facility). For the avoidance of doubt, the costs associated with the amendments shall not be taken into consideration in EBITDA when calculating Leverage Ratio.

(c)	The requirement to maintain a positive Working Capital is suspended (waived) for the period from December 31, 2021 to and including December 30, 2022, and shall be tested again starting from and including December 31, 2022.

(d)	Permitted Distribution:

(i)	No Permitted Distribution shall be made before BPGIC is in compliance with financial covenant requirements under the original terms of the Bond Facility Financing.

(ii)	Furthermore, BPGIC shall provide to the Bond Trustee a written statement signed by its chief executive officer and chief financial officer within three business days prior to any permitted distribution under the terms of the Bond Financing Facility that (A) states the amount being distributed as a permitted distribution, (B) confirms the conditions with respect to such distribution are satisfied, and (C) declares such distribution will not lead to an Event of Default on the next testing date.

Term loan

During the year, the Group obtained a new term loan facility from a commercial bank in the UAE amounting to USD 2,395,862 to partially finance the purchase of corporate office for the Group in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

16	Borrowings (Continued)

Term loan (Continued)

The term loan is secured by:

i.	Corporate Guarantee of M/s Brooge Energy Limited.

ii.	BPGIC Phase III FZE grants in favor of the commercial bank a First Rank Degree Mortgage for a total mortgage of AED 13,000,000 of the corporate office.

iii.	Rental Income generated by the corporate office to be automatically assigned to the commercial bank unless the parties agree otherwise in writing.

iv.	Authority to debit account no: 1001752862 of BPGIC FZE signed by the signatories (RIM No.1123593)

v.	Promissory note for the secured loan.

vi.	Security cheque covering the total facility limit drawn by the Group.

(Figures in USD)	June 30, 2022	December 31, 2021

17	Lease Liabilities

Balance at the beginning of the period / year	89,781,180	87,511,733
Rent waiver	Nil	(6,126,800)
Interest charged during the period / year	5,199,006	11,774,031
Repayment during the period / year	(3,056,444)	(3,377,784)
Balance at the end of the period / year	91,923,742	89,781,180

1) The analysis of lease liability is as follows:
Current	9,872,066	8,976,452
Non-Current	82,051,676	80,804,728

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

During 2020, the Group entered into another land lease agreement in respect of its Phase III project with the Fujairah Oil Industry Zone for a period of 30 years, extendable for another 30 years. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 13% (2020: 13%) as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis and there is an initial rent free period of 18 months from the contract date.

During the year, the Group entered into an agreement with the lessor for an additional one-year rent free period in respect of the Phase III land The Group has treated this to be a partial extinguishment of the lease liability as per IFRS 16 and IFRS 9. The rent waiver is recognised as a gain in the income statement, with a corresponding reduction in the lease liability.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

17	Lease Liabilities (Continued)

	Lease payments		Present value of minimum lease payments
	2022	2021	2022	2021
Not later than one year	4,439,169	8,704,253	2,714,066	5,978,847
Later than one year and	18,662,445	36,593,030	8,582,236	18,899,037
not later than five years
Later than five years	466,294,070	849,825,794	80,627,440	64,903,296
	489,395,684	895,123,077	91,923,742	89,781,180
Finance costs	(397,471,942)	(805,341,897)	Nil	Nil
Present value of minimum lease payments	91,923,742	89,781,180	91,923,742	89,781,180

18	Employees’ End of Service Benefits

Balance at the beginning of the period / year	60,624	40,514
Provision for the period / year	147,928	31,551
Paid during the period / year	(39,749)	(11,441)
Balance at the end of the period / year	168,803	60,624

19	Asset Retirement Obligation

Asset retirement obligation	2,023,329	1,990,399
	2,023,329	1,990,399

As part of the land lease agreement between the Fujairah Oil Industry Zone (“FOIZ”) and the Group, the Group has a legal obligation to remove the plant at the end of its useful life, or earlier, if the Group is unable to continue its operations, and restore the land. The Group has employed professional valuers to estimate the amount of liability.

20	Share Capital & Share Premium

Authorized	No. of Shares	USD
Ordinary shares	450,000,000	450,000,000

Share Capital
As at 31 December 2021	88,035,353	8,804
As at 30 June 2022	88,035,353	8,804

Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. These shares will be released upon the satisfaction of certain financial milestones and share price targets below the release or forfeiture of these shares in the future will not have an effect on the equity of the Group.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

20	Share Capital & Share Premium (Continued)

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty

(20) Trading Day period during the Escrow Period.

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period. The Escrow Period represents the period commencing from the closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the closing.

Share Premium

As at January 01	101,777,058	101,777,058
As at June 30 / December 31	101,777,058	101,777,058

21	Transactions with Related Parties

The Group, in the normal course of business carries out transactions with parties that fall within the definition of related party contained in the International Financial Reporting Standards. Significant transactions with related parties are as under:

Transactions in shareholders’ account

(Repayments to) / Contributions by the shareholders	(574,868)	255,818
	(574,868)	255,818

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

Changes in shareholders’ account is as follows:

At January 01	71,017,816	70,761,998
Net contributions (distributions) during the period / year	(574,868)	255,818
At June 30 / December 31	70,442,948	71,017,816
Expense paid on behalf of related parties	6,411	5,129
Key management remuneration	654,633	509,343

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

21	Transactions with Related Parties (Continued)

Related party balances as at the period / year end are classified as under:

Related Party	Classification

Shareholder	Shareholder’s account (Equity)	70,442,948	71,017,816
BPGIC Holdings	Due from shareholder (Note 9)	Nil	504,214
HBS Investments LP	Due from related parties (Note 9)	5,300	4,187
H Capital International LP	Due from related parties (Note 9)	5,302	4,189
O2 Investments Limited as GP	Due from related parties (Note 9)	5,775	5,191
SBD International LP	Due from related parties (Note 9)	48,470	47,357
SD Holding Limited as GP	Due from related parties (Note 9)	21,842	19,938
Gyan Investments Ltd	Due from related parties (Note 9)	5,864	5,280
Shareholder	Due to a related party (Note 13)	2,041,927	2,041,927

22	Contingent Liabilities

Capital commitments within one year	53,500,000	22,000,000
	53,500,000	22,000,000

Capital commitments relate to construction project for interconnection of pipelines between Phase I and Phase II with Phase III and early preparation work for Phase III

23	Earnings Per Share

Basic EPS is calculated by dividing the profit/(loss) for the period / year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period / year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

(Figures in USD)	June 30, 2022	December 31, 2021

Profit attributable to ordinary equity holders of the parent	3,894,041	25,690,565
Weighted average number of ordinary shares	88,035,321	88,035,321

As part of the business combination warrants and ordinary shares subjected to escrow has been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e. they are not in the money.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

23	Earnings Per Share

The number of contingently issuable shares (21,552,500 escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the Escrow Period. No ordinary shares would have been issuable on 30 June 2022 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for 30 June 2022 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

24	Fair Value of Financial Instruments

Management considers that the fair value of financial assets and financial liabilities in the interim consolidated financial statements approximate their carrying amounts at the reporting date.

Fair Value Hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Liabilities measured at fair value:	Level 1 USD	Level 2 USD	Level 3 USD	Total Fair Value USD
June 30, 2022
Derivative warrant liability	7,217,746	Nil	Nil	7,217,746
Borrowings	Nil	176,925,643	Nil	176,925,643
Derivative financial instruments	Nil	7,364,829	Nil	7,364,829

December 31, 2021
Derivative warrant liability	11,675,815	Nil	Nil	11,675,815
Borrowings	Nil	182,781,617	Nil	182,781,617
Derivative financial instruments	Nil	5,422,917	Nil	5,422,917

The fair value of level 1 financial liability have been determined in accordance with quoted price.

The fair value of level 2 financial liability have been determined by using generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the period ended 30 June 2022 and 31 December 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

25	Subsequent Events After the Reporting Date

The Company on Aug. 17, 2022 announced that its majority shareholder, BPGIC Holdings Limited has expressed an interest to acquire all the shares of the Company that it does not currently own and to take the Company private. The Board of Directors of the Company is considering the proposal and will be entering into substantive negotiations. Any transaction, if entered into, will be subject to the receipt of a fairness opinion and approval of the Company’s shareholders and bondholders. There can be no assurance that a transaction will be entered into.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements
June 30, 2022

26	Financial Risk Management And Policies

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

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s balances with banks. The Group’s borrowing are issued at fixed rate of interest.

Market Risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the interim consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange.

At the reporting date, the exposure to derivative warrant liability at fair value listed on the NASDAQ was USD 7,217,746 (2021: 11,675,815). The Group has determined that an increase/(decrease) of 10% on the NASDAQ could have an impact of approximately USD 721,774 (2021: USD 1,167,581) increase/(decrease) on the income and equity attributable to the Group.

Currency Risk

The Group does not have any significant exposure to currency risk as most of its assets and liabilities are denominated in USD or UAE Dirhams, which are pegged to the USD.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the interim consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. The expected credit loss on trade and other receivables are considered insignificant for 2022 and 2021.

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

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

26	Financial Risk Management And Policies (Continued)

Liquidity Risk (Continued)

The Group manages its liquidity risk in relation to term loans to ensure compliance with all covenants for each specific facility.

The table below summarizes the maturity profile of the Group’s financial liabilities at June 30, 2022 and December 31, 2021 based on contractual undiscounted payments.

	On Demand	Upto 1 Year	1 to 5 Years	> 5 Years	Total
	USD	USD	USD	USD	USD
June 30, 2022
Bonds (Including accrued interest)	176,925,643	4,361,794	1,980,670	Nil	183,268,107

Lease liability	Nil	9,872,066	Nil	82,051,676	91,923,742
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	107,940,623	Nil	Nil	107,940,623
Total	176,925,643	122,174,483	1,980,670	82,051,676	383,132,472

December 31, 2021
Bonds (Including accrued interest)	182,781,617	Nil	Nil	Nil	182,781,617
Lease liability	Nil	5,978,847	18,899,037	64,903,296	89,781,180
Accounts payable, accruals and other payables (excluding accrued interest)	Nil	88,342,208	Nil	Nil	88,342,208
Total	182,781,617	94,321,055	18,899,037	64,903,296	360,905,005

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements
June 30, 2022

(Figures in USD)	June 30, 2022	December 31, 2021

26	Financial Risk Management And Policies (Continued)

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

Borrowing	179,302,447	182,781,617
Lease liability	91,923,742	89,781,180
Less: cash and cash equivalents	(1,015,899)	(1,452,316)
Net debt	270,210,290	271,110,481
Total capital	81,810,609	78,491,436
Capital and net debt	352,020,899	349,601,917
Gearing ratio	77%	78%

27	Rounding Off of Figures

All figures have been rounded off to the nearest US Dollars.

28	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current year.

Brooge Energy Limited

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Groupings of Property, Plant and Equipment

			Other		Capital Work	Right of use	(Figures in USD)
	Buildings	Installations	Equipments	Tanks	in Progress	Assets	Total
Cost:
As at January 01, 2022	28,037,886	179,268,276	307,697	154,532,494	8,685,182	84,989,427	455,820,962
Additions during the period	2,775,806	Nil	776,561	Nil	4,174,276	Nil	7,726,643
As at June 30, 2022	30,813,692	179,268,276	1,084,258	154,532,494	12,859,458	84,989,427	463,547,605

Accumulated Depreciation:
As at January 01, 2022	4,615,112	12,287,155	186,398	6,697,283	Nil	4,768,100	28,554,048
Charge for the period	597,768	3,752,486	90,691	1,577,334	Nil	717,644	6,735,923
As at June 30, 2022	5,212,880	16,039,641	277,089	8,274,617	Nil	5,485,744	35,289,971

Net Carrying Value:
As at June 30, 2022	25,600,812	163,228,635	807,169	146,257,877	12,859,458	79,503,684	428,257,635
As at December 31, 2021	23,422,774	166,981,121	121,298	147,835,211	8,685,182	80,221,327	427,266,913

Additions to buildings of USD 2,775,806 are mortgaged as security against loans obtained in 2022 (Note 16).

Capital work in progress at June 30, 2022 of USD 12,840,335 relates to the Group’s Phase III storage facilities under development & USD 19,123 relates to Group’s Phase II tanks under development.

Land lease agreement and the moveable assets of BPGIC FZE are pledged as security against borrowings obtained in 2020 (Note 16)

The depreciation charge for the year is allocated to the statement of comprehensive income (within profit and loss) and capital work in progress as follows:

(Figures in USD)	June 30, 2022	December 31, 2022
Direct costs	6,244,880	6,806,198
CWIP	491,042	1,142,206
	6,735,923	7,948,404