Form 20-F/A
period 2022-12-31
Brooge Energy Ltd
filed 2023-05-01
CIK 1774983

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE TO AMENDMENT NO. 1

We are filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “Original Form 20-F”), to (i) add additional exhibits outlined below to Item 19, (ii) correct administrative errors in Item 4D, Item 7A, and Item 10C, and (iii) add financial statements in Inline XBRL.

As noted in the Original Form 20-F, Exhibits 4.129 through 4.156 were to be filed by amendment. As such, Exhibits 4.129 through 4.140 are hereby filed. The remaining Exhibits will be filed by further amendments due to size restrictions. Other than as expressly set forth herein and minor wording changes necessary to properly refer to the Original Form 20-F, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s Original Form 20-F. Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in any part of the Company’s Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed on April 26, 2023. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications in connection with this Form 20-F/A; the certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2.

BROOGE ENERGY LIMITED

i

PART I

The corrections are as follows:

●	The brackets in the following sentence in Item 4D are hereby removed: “The description of the Phase III Land Lease does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit [4.84] and the novation agreement relating thereto, a copy of which is attached hereto and incorporated by reference herein as Exhibit [4.95].”

●	The brackets in the following sentence in Item 10C are hereby removed: “The description of the Phase III Land Lease does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.84 and the novation agreement relating thereto, a copy of which is attached hereto and incorporated by reference herein as Exhibit [4.95].”

●	The brackets in the following sentence in Item 10C are hereby removed: “The description of the Term Loan Facility does not purport to summarize all of the provisions of the Term Loan Facility and is qualified in its entirety by reference to the full text of the Terms dated October 6, 2021, copy of which are attached hereto and incorporated by reference herein as Exhibits [2.7] and [2.8].”

●	The beneficial ownership table set forth in Item 7A is hereby amended and restated with the following:

Name of Beneficial Owner	Number of Shares Beneficially Owned		% of Class(16)
Directors and Executive Officers of the Company
Dr. Yousef Al Assaf	—		—
Saleh Yammout	—		—
Lina S. Saheb	—		—
Tony Boutros	—		—
Nariman Karbhari	—		—
Firoze Kapadia	—		—
Faisal Selim	—		—
Paul Thomas Ditchburn	—		—
All executive officers and directors as a group (8 individuals)	—		—

Five Percent Holders
Nicolaas Paardenkooper(1)	93,834,357	(1)	85.6%
BPGIC Holdings Limited(2)	93,834,357		85.6%
Brooge Petroleum and Gas Investment Company (BPGIC) PLC(3)	93,834,357		85.6%
SBD International LP(4)	49,497,947		45.2%
SD Holding Limited(5)	49,497,947		45.2%
Salman Dawood Salman Al-Ameri(6)	59,122,314		53.9%
HBS Investments LP(7)	9,624,367		8.8%
O2 Investments Limited(8)	9,624,367		8.8%
H Capital International LP(9)	8,991,043		8.2%
Gyan Investments Limited(10)	8,991,043		8.2%
Hind Mohammed Muktar Ahmed(11)	8,991,043		8.2%
His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan(12)	25,721,000		23.5%
MENA Energy Services Holdings Limited(13)	8,333,333		7.6%
IDB Infrastructure Fund II B.S.C(c)(14)	8,333,333		7.6%
ASMA Capital Partners B.S.C.(c). (15)	8,333,333		7.6%

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, together with the report of the independent registered public accounting firm are included as the “F” pages to this Amendment.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
4.129	Commercial Storage Agreement dated June 02, 2021, between BPGIC and SAA Trading Refined Oil Products Abroad

4.130	Commercial Storage Agreement dated August 16, 2021, between BPGIC FZE and Ali AlMutawa Petroleum and Petrochemical Trading LLC

4.131	Commercial Storage Agreement dated September 30, 2021, between BPGIC and Basrah Energy FZC

4.132	Commercial Storage Agreement dated December 16, 2021, between BPGIC and Basrah Energy FZC

4.133	Commercial Storage Agreement dated January 17, 2022, between BPGIC and Basrah Energy FZC

4.134	Commercial Storage Agreement dated April 11, 2022, between BPGIC and Basrah Energy FZC

4.135	Commercial Storage Agreement dated December 15, 2021, between BPGIC and Lecotra DMCC

4.136	Commercial Storage Agreement dated January 21, 2022, between BPGIC and ENOC Supply & Trading LLC

4.137	Commercial Storage Agreement dated January 25, 2022, between BPGIC and ENOC Supply & Trading LLC

4.138	Commercial Storage Agreement dated September 30, 2021, between BPGIC and Newton Petroleum Trading LLC

4.139	Commercial Storage Agreement dated March 16, 2022, between BPGIC and Newton Petroleum Trading LLC

4.140	Commercial Storage Agreement dated May 10, 2022, between BPGIC and Avis Trading Crude Oil Abroad

4.141**	Commercial Storage Agreement dated May 10, 2022, between BPGIC and Avis Trading Crude Oil Abroad

4.142**	Commercial Storage Agreement dated May 19, 2022, between BPGIC and Euro American International Energy LLC

4.143**	Commercial Storage Agreement dated May 19, 2022, between BPGIC and Euro American International Energy LLC

4.144**	Commercial Storage Agreement dated May 25, 2022, between BPGIC and Sahra Oil FZE

4.145**	Commercial Storage Agreement dated May 25, 2022, between BPGIC and Sahra Oil FZE

4.146**	Commercial Storage Agreement dated June 06, 2022, between BPGIC and First Trust Energy Petrochemicals Trading

4.147**	Commercial Storage Agreement dated July 15, 2022, between BPGIC and Aachim Energy FZE

4.148**	Commercial Storage Agreements dated July 01, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.149**	Commercial Storage Agreements dated August 04, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.150**	Commercial Storage Agreement dated November 21, 2022, between BPGIC and Sahra Oil FZE.

4.151**	Commercial Storage Agreements dated September 09, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.152**	Commercial Storage Agreement dated August 19, 2022, between BPGIC and Actirays Middle East Trading FZE

4.153**	Commercial Storage Agreement dated November 21, 2022, between BPGIC and Sahra Oil FZE.

4.154**	Commercial Storage Agreements dated December 13, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.155**	Commercial Storage Agreements dated February 01, 2023, between BPGIC and Atlantis Commodities Trading HK Limited.

4.156**	Commercial Storage Agreement dated August 23, 2022, between BPGIC and Petraco Oil Company

4.157**	Novation Agreement dated February 23, 2023, between Cengeo New Energy FZ-LLC and Atlantis Commodities Trading HK Limited

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

**	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOGE ENERGY LIMITED

May 1, 2023	By:	/s/ Lina Saheb
		Name:	Lina Saheb
		Title:	Interim Chief Executive Officer

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2022

BROOGE ENERGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm ( PCAOB ID # 6853)	F-4

Consolidated Statement of Comprehensive Income as of December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-7

Consolidated Statement of Financial Position as of December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-8

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-9

Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021, 2020, 2019, 2018 and Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022	F-10

Notes to the Consolidated Financial Statements	F-11

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