Form 20-F/A
period 2022-12-31
Brooge Energy Ltd
filed 2023-05-02
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 3

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

EXPLANATORY NOTE TO AMENDMENT NO. 3

We are filing this Amendment No. 3 (this “Amendment No. 3”) to our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “Original Form 20-F”) and amended on May 1, 2023 (“Amendment No. 1”), and further amended on May 2, 2023 (“Amendment No. 2”) to add Exhibits 4.154 through 4.165. As noted in the Original Form 20-F and further amendments, the remaining Exhibits were to be filed by further amendments due to size restrictions.

Other than as expressly set forth herein and minor wording changes necessary to properly refer to the Original Form 20-F as amended by Amendment No. 1 and Amendment No. 2, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s Original Form 20-F. Other than as expressly set forth herein, this Amendment No. 3 does not, and does not purport to, amend, update or restate the information in any part of the Company’s Original Form 20-F, as amended by Amendment No.1 and Amendment No. 2, or reflect any events that have occurred after the Original Form 20-F was filed on April 26, 2023. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications in connection with this Form 20-F/A; the certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2.

PART III

ITEM 19. EXHIBITS

4.154	Commercial Storage Agreements dated December 13, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.155	Commercial Storage Agreements dated February 01, 2023, between BPGIC and Atlantis Commodities Trading HK Limited.

4.156	Commercial Storage Agreement dated September 22, 2022 between BPGIC and Petraco Oil Company SA

4.157	Novation Agreement dated February 23, 2023, between Cengeo New Energy FZ-LLC and Atlantis Commodities Trading HK Limited

4.158	Commercial Storage Agreement dated April 12, 2022, between BPGIC and Nova Seas Middle East DMCC

4.159	Commercial Storage Agreement dated April 26, 2022, between BPGIC and Orit Pte. Ltd

4.160	Commercial Storage Agreement dated April 26, 2022, between BPGIC and Lecotra DMCC

4.161	Commercial Storage Agreement dated March 03, 2022, between BPGIC and Orit Pte. Ltd

4.162	Commercial Storage Agreement dated March 10, 2022, between BPGIC and South Kurdistan Company General Trading LLC

4.163	Commercial Storage Agreement dated March 18, 2022, between BPGIC and Nova Seas Middle East DMCC

4.164	Commercial Storage Agreement dated May 09, 2022, between BPGIC and Kurdos DMCC

4.165	Commercial Storage Agreement dated November 25, 2022 between BPGIC and Avis Trading Crude Oil Abroad LLC

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOGE ENERGY LIMITED

May 2, 2023	By:	/s/ Lina Saheb
		Name:	Lina Saheb
		Title:	Interim Chief Executive Officer