Form 20-F
period 2023-12-31
Brooge Energy Ltd
filed 2024-11-12
CIK 1774983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Siavosh Hossein
P.O. Box 50170
Fujairah, United Arab Emirates
+971 9 201 6666
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 109,587,853 ordinary shares out of which 21,552,500 are held in Escrow

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The Company previously filed an Annual Report on Form 20-F on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on April 6, 2021, inclusive of any six month financial statements previously filed (collectively, the “Previous 2020 Form 20-F”).  As previously reported, as a result of an investigation by the Audit Committee of the Board of Directors, the Committee decided to withdraw reliance on such filings on August 17, 2022. Due to the on-going investigation by Securities and Exchange Commission previously disclosed, the Company was not able to file the required Annual Reports on Form 20-F for fiscal years ended December 31, 2021 and December 31, 2022, including any related six month financial statements that should have been filed. On April 26, 2023 (with amendments on May 1 and May 2, 2023), the Company filed a Form 20-F which replaced and restated in full the Previous 2020 Form 20-F, which also covered the fiscal years ended December 31, 2021 and December 31, 2022, inclusive of any six month financial statements that should have been filed.

Following a winding up order made on November 20, 2023 by the Grand Court of the Cayman Islands (the “Court”), the majority shareholder of the Company, BPGIC Holdings, was placed into official liquidation and Messrs. Alexander Lawson and Guy Wall were appointed by the Court as joint official liquidators (“JOLs”) of BPGIC Holdings.

Following a request from the JOLs, on December 14, 2023, the Board of Directors of the Company appointed the JOLs as directors of the Company.

During the Company’s 2023 Annual General Meeting (the “2023 AGM”) that took place on December 15, 2023, the JOLs attended the meeting in person and cast their votes on behalf of BPGIC Holdings, voting against the reelection of the previous directors and declaring themselves the only two directors of the Company, with effect from December 15, 2023.

Following the 2023 AGM, the two new directors were supposed to appoint new independent board members and to constitute the audit and compensation committees accordingly.

On December 27, 2023, BPGIC, a subsidiary of the Company was served with a court order from a court in the UAE and as a precautionary measure, the court appointed a Judicial Guardian (“JG”) over BPGIC.

On March 12, 2024, Mr. Guy Wall resigned from his position as director of the Company and Mr. Alexander Lawson became the sole director of the Company.

With the absence of an audit committee, the Company was unable to confirm the engagement of a PCAOB certified accounting firm to file its Form 20-F in a timely manner. Additionally, the gap or lack of communication between the JOLs at the shareholder level and the JG at the subsidiary level contributed to delays in decision-making processes. Consequently, this Form 20-F has been filed hereby on a delayed basis.

On September 02, 2024, the Company held an extraordinary general meeting of shareholders (the “2024 EGM”).

At the 2024 EGM, holders of ordinary shares of the Company were asked to consider and vote upon the proposals set forth on the proxy card, including the election of a Board. As a result of the Meeting, the Company’s board of directors now consists of Kamal Pharran, Saleh Mohamed Yammout, Rasool Alameri, Tony Boutros, and Siavosh Hossein; effective from September 04,2024, the board of directors has appointed Mr. Siavosh as the Chairman of the Board. Following the EGM, the previous sole director, Alexander Lawson, resigned as a director of the Company. On September 4, 2024, the Board of Directors updated the composition of its Audit Committee.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report (including information incorporated by reference herein) contains forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify some, but not all, forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in or implied by our forward-looking statements, including among other things, the items identified in “Item 3.D Risk Factors”.

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

 ”b/d” means barrels per day.

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

“Commercial Storage Agreements” means, collectively, the Avis Storage Agreements dated May 10 2022, the Sahra Storage Agreements dated November 21 2022, the Cengeo Storage Agreements dated July 01, 2022, August 04, 2022, September 09, 2022 and December 13, 2022; the Aachim Storage Agreement dated July 15, 2022, the Actirays Storage Agreement dated August 19, 2022; the Atlantis Storage Agreement dated February, 01 2023; the Valens DMCC Storage Agreement dated June 15, 2023; the 1Energin DMCC Storage Agreement dated 23 June 2023; and the Turkiz Fuel Trading LLC Storage Agreement dated 07 July 2023.

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

“1Energin” means 1Energin DMCC.

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

“Green Hydrogen and Green Ammonia Project” means the project to be located in Abu Dhabi, led by BRE which aims to produce renewable, carbon-free fuel using solar power.

“Group” means the Company and each of its subsidiary undertakings.

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

“Phase III Land” means the plot of land of approximately 455,369 m2 in the Port of Fujairah near the Phase I & II Land where the Company expects to locate its Phase III facilities.

“Phase III Land Lease” means the land lease agreement, dated as of February 2, 2020, by and between BPGIC and FOIZ, which was novated by BPGIC to BPGIC III on October 1, 2020, whereby BPGIC III leases the Phase III Land.

“Port of Fujairah” or “Port” means the port of Fujairah.

“SAA” means S A A Trading Refined Oil Products Abroad.

 ”Sahra” means Sahra Oil FZE

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

“Storage Customers” means, collectively, any customer who has executed a Commercial Storage Agreements with BPGC during the year of 2023, including: Cengeo New Energy FZ-LLC, Avis Trading Crude Oil Abroad L.L.C, Sahra Oil FZE, Aachim Energy FZE, Actirays Middle East Trading FZE, Atlantis Commodities Trading HK Limited; Valens DMCC; 1Energin DMCC; and Turkiz Fuel Trading LLC.

“Strait of Hormuz” means the strait of Hormuz.

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

“Valens” means Valens DMCC

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

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, financial condition, results of operations and cash flow.

Risks Related to our Transaction with GulfNav

Risks Related to BPGIC

●	BPGIC is the subject of a Judicial Guardianship in the UAE. BPGIC has a limited operating history.

●	BPGIC is currently reliant on the Company’s storage customers of Phase I and Phase II for the majority of its revenues.

●	The Phase I and Phase II users’ usage of our ancillary services has an impact on our profitability.

●	In the event that the Commercial Storage Agreements expire or otherwise terminate, we may have difficulty locating replacements due to competition.

●	The scarcity of available land in the Fujairah oil zone region could limit our ability to expand our facilities in Fujairah beyond Phase III.

●	Accidents involving the handling of oil products at the BPGIC Terminal could disrupt our business operations and/or subject us to environmental and other liabilities.

●	The Modular Refinery will face operating hazards, which could expose us to potentially significant liability costs.

●	When the Modular Refinery is completed, our financial results will be affected by volatile refining margins.

●	Our competitive position and prospects depend on the expertise and experience of our Senior Management.

●	The Green Hydrogen and Green Ammonia Project may face operating hazards, which could expose us to potentially significant liability costs.

●	In connection with the preparation of our financial statements, two material weaknesses in our internal control over financial reporting were identified.
●	No adequate documentation is obtained regarding the other payable under liabilities on the balance sheet.

●	We are subject to a wide variety of regulations.

●	Any material reduction in the quality or availability of the Port of Fujairah’s facilities could have a material adverse effect on us.

●	BPGIC is subject to restrictive covenants in the Bond Financing Facility.

●	The fixed cost nature of our operations could result in lower profit margins if certain costs were to increase and we are unable to offset such costs.

●	We are dependent on our IT and operational systems, which may fail or be subject to disruption.

●	Beyond Phase II, expansion of our business may require substantial capital investment.

Risks Related to the Company’s Structure and Capitalization

●	We do not expect to pay cash dividends for the foreseeable future.

●	The escrow release provisions of the Escrow Agreement may affect management decisions and incentives.

●	We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares.

●	Fluctuation of the exercise price of our Warrants could result in material dilution of our then existing shareholders.

●	Because we are a Cayman Islands exempted company, you could have less protection of your shareholder rights than you would under U.S. law.

●	Provisions of our Amended and Restated Memorandum and Articles of Association may inhibit a takeover of the Company.

●	As a “foreign private issuer”, we are subject to certain reduced reporting requirements and other exemptions, which limits the information you might otherwise receive and could make our Ordinary Shares less attractive to investors.

●	Our controlling shareholder has substantial influence over us.

Risks Related to Doing Business in Countries in Which the Group Operates

●	We are subject to political and economic conditions in Fujairah, the UAE, and the region in which we operate.

●	Our business operations could be adversely affected by terrorist attacks, natural disasters or other catastrophic events beyond our control.

●	Climate change-related legislation or regulations could result in increased operating and capital costs and reduced demand for our storage services.

●	We may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulation applicable to our business.

●	We could be adversely affected by violations of anti-corruption laws or economic sanctions programs.

●	Tax liabilities associated with indirect taxes on the oil products we service could result in losses.

●	Changes to VAT law in the UAE may have an adverse effect on us.

●	Our business may be adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

●	Our business may be materially adversely affected by unlawful or arbitrary governmental action.

●	Legal and regulatory systems may create an uncertain environment for investment and business activities.

●	The grant and future exercise of registration rights, or sales of a substantial number of our securities in the public market, could adversely affect the market price of our Ordinary Shares.

●	NASDAQ may delist our securities.

General Risk Factors

●	Fluctuations in our operating results, quarter-to-quarter earnings and other factors, may result in significant decreases in the price of our securities.

●	The market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	The price of our Ordinary Shares may be volatile.

●	Reports published by analysts could adversely affect the price and trading volume of our Ordinary Shares.

Risks Related to our Transaction with GulfNav

The Company is currently evaluating a potential sale of its operating subsidiaries in the UAE (the “GulfNav Transaction”) that could significantly impact our operations, financial condition, and strategic direction. While we believe that this merger could provide opportunities for growth and enhanced market position for the operating subsidiaries in the UAE, there are inherent risks associated with the merger process that could adversely affect the business of the subsidiaries.

The evaluation and negotiation phases of such a transaction can be complex and time-consuming, and there is no guarantee that the GulfNav Transaction will be completed on favorable terms or at all. If the GulfNav Transaction does not proceed as planned, we may incur substantial costs related to the due diligence process, legal fees, and other expenses without realizing any benefits.

Additionally, if the GulfNav Transaction is completed, GulfNav and the operating subsidiaries will face challenges in integrating their operations, cultures, and systems of both entities, which could disrupt the business and lead to operational inefficiencies and impact any anticipated synergies.

Furthermore, the GulfNav Transaction may attract scrutiny from regulatory authorities, which could lead to delays, additional costs, or conditions that could limit operational flexibility. Market reactions to the announcement of the final terms of the GulfNav Transaction could also affect our stock price.

As a result, investors should carefully consider these risks associated with the GulfNav Transaction when evaluating their investment in our company.

Risks Related to BPGIC

In the event that we do not complete the GulfNav Transaction, we will continue to be exposed to risks associated with BPGIC.

BPGIC is the subject of a Judicial Guardianship in the UAE

The Company conducts substantially all of its activities through its subsidiary BPGIC. On December 27, 2023, BPGIC was served with a court order from a court in the UAE under which the court appointed a Judicial Guardian (“JG”) over BPGIC. In the UAE, judicial guardianship over a company typically refers to a legal arrangement where a court appoints a guardian to oversee and manage the affairs of a company. This usually happens when the company is facing significant financial difficulties or other serious issues that threaten its viability. The guardian, often a legal or financial expert, is responsible for making decisions to stabilize and potentially turn around the company’s operations. This process is governed by UAE’s commercial laws and is intended to protect the interests of creditors, shareholders, and other stakeholders by ensuring that the company is managed effectively during a period of crisis. The JG has the authority to make critical decisions, including restructuring the company’s debts, managing its assets, and possibly even selling parts of the business to ensure its survival. Consequently, the Company has lost, or may lose, the ability to directly influence BPGIC’s decisions. Although the JG normally acts in the best interests of the parties, the JG could take actions that are harmful to the Company and the Company’s shareholders, including selling assets that are otherwise necessary to either complete the GulfNav Transaction or continue with the Company’s strategy, or selling shares in BPGIC to raise capital but dilute the Company’s stake and make it impossible to complete the GulfNav Transaction.

BPGIC has a limited operating history, which makes it particularly difficult for a potential investor to evaluate the Company’s financial performance and predict its future prospects.

BPGIC commenced operations of Phase I in late Fourth Quarter 2017 and began operating it at full capacity on April 1, 2018, and Phase II in September 2021 and began operating it at full capacity from January 2022. As a result, although the Company’s Senior Management and site teams have relevant international and industry experience, the Company has only limited operating results to demonstrate its ability to operate its business on which a potential investor may rely to evaluate the Company’s business and prospects. Accordingly, the financial information included in this Report may be of limited use in assessing the Company’s business. The Company is also subject to the business risks and uncertainties associated with any new business, including the risk that it will not achieve its operating objectives and business strategy. BPGIC’s limited operating history increases the risks and uncertainties that potential investors face in making an investment in our securities and the lack of historic information may make it particularly difficult for a potential investor to evaluate the Company’s financial performance and forecast reliable long-term trends.

BPGIC is currently reliant on its storage customers of Phase I and Phase II for the majority of its revenues and any material non-payment or non-performance by its storage customers would have a material adverse effect on the Company’s business, financial condition and results of operations.

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

BPGIC is susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

BPGIC’s results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from any potential future outbreaks of COVID-19. Governments in affected countries, including the UAE, have in the past imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may happen again depending on developments of new strains of the COVID-19’s virus. Though neither our oil storage and services operations nor the activities of our executives and corporate staff was significantly impacted by the COVID-19 pandemic, some of the vendors and professionals with whom we work have experienced disruptions which resulted in the delay of the construction and commencement of operations of Phase II. Our executives and corporate staff have been, and may continue to be, focused on mitigating potential future effects of COVID-19, which may delay other value-add initiatives.

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

The ongoing Ukrainian Russian conflict has had a significant impact on the oil industry, with increased volatility in oil prices and disruptions to logistics and supply chains. Heightened geopolitical tensions due to the current conflict involving Israel, could result in regulatory changes, restrictions on trade, or sanctions that may directly affect our operations in the UAE. Such developments could also lead to a decline in investor confidence, impacting our stock price and overall market valuation. BPGIC’s operations could be adversely affected by these two conflicts, as changes in oil prices and logistics could impact demand for its storage services and increase its operating costs. BPGIC has implemented measures to manage these risks, such as maintaining flexible logistics arrangements, and having long-term contracts. However, the Company cannot guarantee that these measures will be effective in mitigating the potential impacts of the Ukrainian Russian conflict on its business, financial condition, and results of operations.

The Phase I and Phase II users’ usage of BPGIC’s ancillary services has an impact on BPGIC’s profitability. The demand for such ancillary services can be influenced by a number of factors including current or expected prices and market demand for refined petroleum products, each of which can be volatile.

With respect to the Commercial Storage Agreements currently in effect, the total monthly storage fees are fixed and the total monthly fees for BPGIC’s ancillary services are subject to variation based on the customers’ usage of BPGIC’s ancillary services. The Company expects BPGIC’s revenue from the ancillary services offered in Phase I and Phase II to vary based on the orders received from the Storage Customers. The needs of the Storage Customers tend to vary based on a number of factors including current or expected refined petroleum product prices and trading activity. Factors that could lead to a decrease in the demand for BPGIC’s ancillary services include:

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

Any of the factors referred to above, either alone or in combination, may result in the Storage Customers’ reduced usage of BPGIC’s ancillary services, which would ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.

In the event that the Commercial Storage Agreements expire or otherwise terminate, BPGIC may have difficulty locating replacements due to competition with other oil storage companies in the Port of Fujairah and at other ports.

The Commercial Storage Agreements currently in effect have terms ranging from one to three years, subject to renewals. There can be no assurance that any of the Commercial Storage Agreements currently in effect will be renewed or that any of such agreements will not be terminated prior to expiration of its term or that we will find adequate replacements upon non-renewal or earlier termination of such agreements.

BPGIC may have to compete with other oil storage companies in the Port of Fujairah to secure a third party to contract for BPGIC’s services in the event that any of the Commercial Storage Agreements currently in effect expire or otherwise terminate. Such third parties may not only consider competitors in the Port of Fujairah but may also consider companies located at other ports. Although the Company believes that BPGIC has a best-in-class technically designed terminal in Fujairah and there is a scarcity of land in Fujairah available for expansion by competitors, BPGIC’s ability to compete could be harmed by factors it cannot control, including:

●	BPGIC’s competitors’ construction of new assets or conversion of existing terminals in a manner that would result in more intense competition in the Port of Fujairah;

●	BPGIC’s competitors, which currently provide services to their own businesses (i.e., captive storage), seeking to provide their services to third parties, including third-party oil companies and oil traders;

●	BPGIC’s competitors making significant investments to upgrade or convert their facilities in a manner that, while limiting their capacity in the short term, would eventually enable them to meet or exceed BPGIC’s capabilities;

●	the perception that another company or port may provide better service; and

●	the availability of alternative heating and blending facilities located closer to users’ operations.

Any combination of these factors could result in third parties entering into long-term contracts to utilize the services of BPGIC’s competitors instead of BPGIC’s services, or BPGIC being required to lower its prices or decrease its costs to attract such parties or retain its existing customers, either of which could adversely affect the Company’s business, financial condition and results of operations.

BPGIC is anticipated to become reliant on revenue from the Modular Refinery, and the delay in the construction of the Modular Refinery would have a material adverse effect on the Company’s business, financial condition and results of operations.

Upon completion of the Modular Refinery, BPGIC would become reliant on the Modular Refinery for another portion of its revenues. BPGIC may incur substantial cost if it suffers delays in locating a third party or if modifications or installation of a new refinery are required. The occurrence of any one or more of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

The scarcity of available land in the Fujairah oil zone region could subject BPGIC to competition for additional land, unfavorable lease terms for that land and limit BPGIC’s ability to expand its facilities in Fujairah beyond Phase III.

BPGIC entered into the Phase III Land Lease, a land lease agreement, dated as of February 2, 2020, by and between BPGIC and FOIZ, to lease the Phase III Land, for an additional plot of land that has a total area of approximately 450,000 m2. On October 1, 2020, BPGIC, FOIZ and BPGIC III, entered into a novation agreement, whereby BPGIC novated the Phase III Land Lease to BPGIC III. BPGIC intends to use the relevant land to expand its storage, service and refinery capacity.

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

If BPGIC is able to lease additional land, there can be no assurance that it would be able to do so on terms that are as favorable as or more favorable than the terms of the Phase I & II Land Lease or the Phase III Land Lease, or that would allow BPGIC to use the land as intended. BPGIC’s inability to secure new land from FOIZ in the Fujairah oil zone region could substantially impair BPGIC’s regional growth prospects in Fujairah beyond Phase III, leading to fewer remaining options for its expansion in Fujairah, other than the acquisition of an existing third-party owned oil storage terminal in Fujairah.

BPGIC is bearing development cost for Phase III and there is no assurance that it can eventually materialize due to unforeseen changes in the investment and commercial environment.

Accidents involving the handling of oil products at the BPGIC Terminal could disrupt BPGIC’s business operations and/or subject it to environmental and other liabilities.

Accidents in the handling of oil products (hazardous or otherwise) at the BPGIC Terminal could disrupt BPGIC’s business operations during any repair or clean-up period, which could negatively affect its business operations. The BPGIC Terminal was designed to minimize the risk of oil leakage and has state-of-the-art control facilities. In addition, pursuant to the Fujairah Municipality environmental regulations, BPGIC installed impermeable lining over the ground soil throughout its tank farm area in the Phase I & II Land and any other area where oil leakage could occur and potentially reach the ground soil. Further, BPGIC has in place Physical Loss or Damage and Business Interruption Insurances to minimize any risk of business disruption. BPGIC intends to take similar steps to minimize the risk of oil leakage in connection with Phase III. Nevertheless, there is a risk that oil leakages or fires could occur at the terminal and, in the event of an oil leakage, there can be no assurance that the installed lining will prevent any oil products from reaching the ground soil. Although the Company believes that BPGIC has adequate insurance in place to insure against the occurrence of any of the foregoing events, any such leakages or fires could disrupt terminal operations and result in material remediation costs. Any such damage or contamination could reduce gross throughput and/or subject BPGIC to liability in connection with environmental damage, any or all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Modular Refinery, once completed, will face operating hazards, and the potential limits on insurance coverage could expose BPGIC to potentially significant liability costs.

Once completed, the Modular Refinery will be subject to certain operating hazards, and BPGIC’s cash flow from its operations could decline if it experiences a major accident, pipeline rupture or spill, explosion or fire, or if it is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These operating hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in significant curtailment or suspension of BPGIC’s related operations.

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

When the Modular Refinery is operational, our financial results will be affected by the relationship, or margin, between refined petroleum product prices and the prices for crude oil and other feedstocks to the extent decreases in refining margins reduce the use of the Modular Refinery and BPGIC’s ancillary services. Historically, refining margins have been volatile, and we believe they will continue to be volatile in the future. The costs to acquire feedstocks and the price at which BPGIC can ultimately sell refined petroleum products depend upon several factors beyond BPGIC’s control, including regional and global supply of and demand for crude oil, gasoline, diesel, and other feedstocks and refined petroleum products. These in turn depend on, among other things, the availability and quantity of imports, production levels, levels of refined petroleum product inventories, productivity and growth (or the lack thereof) of global economies, international relations, political affairs, and the extent of governmental regulation. Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have longer-term effects. The longer-term effects of these and other factors on refining and marketing margins are uncertain. Decreased refining margins could have a significant effect on the extent to which BPGIC use the Modular Refinery and its ancillary services which, in turn, could have a significant effect on our financial results.

The Green Hydrogen and Green Ammonia Project, once completed, will face operating hazards, and the potential limits on insurance coverage could expose BPGIC to potentially significant liability costs.

Once completed, the Green Hydrogen and Green Ammonia Project will be subject to certain operating hazards, and BPGIC’s cash flow from its operations could decline if it experiences a major accident, pipeline rupture, explosion or fire, or if it is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These operating hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment or other environmental damage and may result in significant curtailment or suspension of BPGIC’s related operations.

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

Our business is dependent on retaining the services of, or in due course promptly obtaining equally qualified replacements for Senior Management. Competition in the UAE for personnel with relevant expertise is intense and it could lead to challenges in locating qualified individuals with suitable practical experience in the oil storage industry. Although the Company has employment agreements with all of the members of Senior Management, the retention of their services cannot be guaranteed. Should they decide to leave the Company, it may be difficult to replace them promptly with other managers of sufficient expertise and experience or at all. To mitigate this risk, the Company intends to enter into long-term incentive plans with members of Senior Management in due course. In the event of any increase in the levels of competition in the oil storage industry or general price levels in the Fujairah region, the Company may experience challenges in retaining members of the Senior Management team or recruiting replacements with the appropriate skills. Should the Company lose any of the members of Senior Management without prompt and equivalent replacement or if the Company is otherwise unable to attract or retain such qualified personnel for BPGIC’s requirements, this could have an adverse effect on the Company’s business, financial condition and results of operations. For more information regarding Senior Management, see “Item 6.A Directors, Senior Management and Employees — Directors and Executive Officers”.

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

The material weaknesses identified were (i) a lack of sufficient skilled personnel with requisite IFRS and SEC reporting knowledge and experience and (ii) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. During the years 2020, 2021, and 2022, the Company took the steps below to minimize the effects of both these material weaknesses:

●	The Company appointed a new chief financial officer and other finance personnel with relevant public reporting experience and also plan conducting trainings for new employees with respect to IFRS and SEC reporting requirements; and

●	The Company appointed a third party consultant to prepare the processes of financial reporting and help the Company to implement them.

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

If in subsequent years the Company is unable to assert that the Company’s internal control over financial reporting is effective, or if the Company’s auditors express an opinion that the Company’s internal control over financial reporting is ineffective, the Company could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of the Company’s securities.

For more information regarding our controls and procedures, see “Item 15. Controls and Procedures”.

The Company has hired new management personnel and has implemented a number of corporate governance and financial reporting procedures and other policies, processes, systems and controls which have a limited operating history. The effectiveness of these policies, processes systems and controls might be impaired by weaknesses related to lack of sufficient skilled personnel and lack of sufficient entity level and financial reporting policies and procedures.

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

The Company and its independent registered public accounting firm have identified two material weaknesses in internal control over financial reporting related to lack of sufficient skilled personnel and lack of sufficient entity level and financial reporting policies and procedures in 2022. Any material inadequacies, weaknesses or failures in the Company’s policies, processes, systems and controls could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

BPGIC’s operations are subject to extensive international, national and local laws and regulations governing, among other things, the loading, unloading and storage of hazardous materials, environmental protection and health and safety. BPGIC’s ability to operate its business is contingent on its ability to comply with these laws and regulations and to obtain, maintain and renew as necessary related approvals, permits and licenses from governmental agencies and authorities in Fujairah and the UAE. Because of the complexities involved in ensuring compliance with different regulatory regimes, BPGIC’s failure to comply with all applicable regulations and obtain and maintain requisite certifications, approvals, permits and licenses, whether intentional or unintentional, could lead to substantial penalties, including criminal or administrative penalties or other punitive measures, result in revocation of its licenses and/or increased regulatory scrutiny, impair its reputation, subject it to liability for damages, or invalidate or increase the cost of the insurance that it maintains for its business. Additionally, BPGIC’s failure to comply with regulations that affect its staff, such as health and safety regulations, could affect its ability to attract and retain staff. BPGIC could also incur civil liabilities such as abatement and compensation for loss in amounts in excess of, or that are not covered by, its insurance. For the most serious violations, BPGIC could also be forced to suspend operations until it obtains such approvals, certifications, permits or licenses or otherwise brings its operations into compliance.

In addition, changes to existing regulations or tariffs or the introduction of new regulations or licensing requirements are beyond BPGIC’s control and may be influenced by political or commercial considerations not aligned with BPGIC’s interests. Any such changes to regulations, tariffs or licensing requirements could adversely affect BPGIC’s business by reducing its revenue, increasing its operating costs or both.

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

BPGIC is dependent on the Port of Fujairah to operate and maintain the Port’s facilities at an appropriate standard and BPGIC is dependent on such facilities, including the berths, the VLCC jetty and the associated pipelines, to operate its business. Any interruptions or reduction in the capabilities or availability of these facilities would result in reduced volumes being transported through the BPGIC Terminal. Reductions of this nature are beyond BPGIC’s control. If the utilization or the costs to BPGIC or users to deliver oil products through these facilities were to significantly increase, BPGIC’s profitability could be reduced. The Port of Fujairah’s facilities are subject to deterioration or damage, due to potential declines in the physical condition of its facilities and ship collisions, among other things. Any failure of the Port of Fujairah to carry out necessary repairs, maintenance and expansions of its facilities and any resulting interruptions for access to its facilities could adversely affect BPGIC’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to BPGIC’s operations, in part or in whole, may subject BPGIC to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

ii.

Leverage Ratio: Not to exceed: (A) 3.5x at December 31, 2022 (for the 12-month period from and including 1 January 2022 to December 31, 2022 and so that no testing shall be made thereof until December 31, 2022); and (B) 3.0x anytime thereafter.

iii.	Working Capital: Maintain a positive working capital except for the period from 31 December 2021 to and including December 30, 2022 and during which period no such requirement shall apply.

iv.	Brooge Energy Limited to maintain a minimum equity ratio of 25%.

2. Account Maintenance Covenants

i.	BPGIC to maintain a Construction Funding Account.

ii.	BPGIC to maintain Debt Service Retention Account.

iii.	BPGIC to maintain Liquidity Account.

3. Other Covenants

i.	BPGIC is subject to the following restrictions on distributions:

	a.	no distributions for one year from the Phase II facility completion date.

	b.	distributions cannot exceed in the aggregate 50% of BPGIC’s net profit after tax based on the audited annual financial statements for the previous financial year.

	c.	any distribution shall only be released out of BPGIC and its subsidiaries in the form of a group company loan to the Phase III company.

	d.	BPGIC must be in compliance with the financial covenants (on the last reporting date).

	e.	no event of default is continuing or would arise from such distribution.

ii.	BPGIC (including its subsidiaries) cannot invest and/or undertake any capital expenditure obligation that exceeds an aggregate of $10.0 million during the term of the Bond Financing Facility, except for the remaining capital expenditure obligation under the construction contract for Phase II, any maintenance capital expenditure and/or enhancements relating to Phase I and/or Phase II in its ordinary course of business.

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

The fixed cost nature of BPGIC’s operations could result in lower profit margins if certain costs were to increase and BPGIC was not able to offset such costs with sufficient increases in its storage or ancillary service fees or its customers’ utilization of BPGIC’s ancillary services.

BPGIC’s fixed costs for Phase I, Phase II and the Modular Refinery are, or will be, paid for with the fixed storage fees it receives or will receive, as the case may be, from BPGIC’s existing and future storage customers. The Company expects that a large portion of BPGIC’s future expenses related to the operation of the BPGIC Terminal will be relatively fixed because the costs for full-time employees, rent in connection with the Land Leases, maintenance, depreciation, utilities and insurance generally do not vary significantly with changes in users’ needs. However, the Company expects that BPGIC’s profit margins could change if its costs change.

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

If any of BPGIC, BPGIC III and BRE are unable to maintain their margins, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

BPGIC is dependent on its IT and operational systems, which may fail or be subject to disruption.

BPGIC relies on the proper functioning of its information technology, including the information technology systems in BPGIC’s operation control room, databases, computer systems, telecommunication networks and other infrastructure in its day-to-day operations. BPGIC’s business continuity procedures and measures may not anticipate, prevent or mitigate a network failure or disruption and may not protect against an incident in the limited event that there is no alternative system or backed-up data in place. The nature of BPGIC’s operations and the variety of systems in place to support its business can also present challenges to the efficiency of its information technology networks. BPGIC’s systems are vulnerable to interruptions or damage from a number of factors, including power loss, network and telecommunications failures, data corruption, computer viruses, security breaches, natural disasters, theft, vandalism or other acts, although the BPGIC Terminal’s operational system has limited vulnerability to computer viruses or security breaches because the systems are fully isolated. BPGIC is reliant on third party vendors to supply and maintain much of its information technology. In particular, as is the case for many of BPGIC’s competitors, a significant percentage of its core operations currently use information and technology systems provided by ABB Group, Emerson and Intelex Technologies, Inc., which BPGIC relies on for related support and upgrades. BPGIC may experience delay or failure in finding a suitable replacement in the event that one or more of the third-party vendors ceases operations or becomes otherwise unable or unwilling to meet BPGIC’s needs.

There have been an increasing number of cybersecurity incidents affecting companies around the world, which have caused operational failures or compromised sensitive or confidential corporate data. Although we do not believe our systems are at a greater risk of cybersecurity incidents than other similar organizations, such cybersecurity incidents may result in the loss or compromise of customer, financial, or operational data; loss of assets; disruption of billing, collections, or normal operating activities; disruption of electronic monitoring and control of operational systems; and delays in financial reporting and other management functions. Possible impacts associated with cybersecurity incidents (which generally are increasing in both frequency and sophistication) may include, among others, remediation costs related to lost, stolen, or compromised data; repairs to data processing systems; increased cybersecurity protection costs; reputational damage; lawsuits seeking damages; regulatory actions; and adverse effects on our compliance with applicable privacy and other laws and regulations. Such occurrences could have an adverse effect on our business, operating results, and financial condition.

Although the BPGIC Terminal, based on the nature of BPGIC’s business, is configured to keep its systems operational under abnormal conditions, including with respect to business processes and procedures, any failure or breakdown in these systems could interrupt BPGIC’s normal business operations and result in a significant slowdown in operational and management efficiency for the duration of such failure or breakdown. Any virus attack, e-mails scams or prolonged failure or breakdown could dramatically affect BPGIC’s ability to offer services to users, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Risks Related to the Company’s Structure and Capitalization

The Company’s only significant asset is its ownership of BPGIC and BPGIC III, which it has entered into a term sheet agreeing to sell pursuant to the GulfNav Transaction, and even if it retains such ownership, such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable the Company to pay any dividends on its Ordinary Shares or satisfy other financial obligations.

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

The Company does not expect to pay cash dividends for the foreseeable future.

Although the Company announced in the Fourth Quarter of 2019 that it intends to pay a $0.25 quarterly dividend to its public shareholders beginning in the First Quarter of 2020, the Company has not paid such dividend. Given the circumstances it currently faces, it is unlikely to ever be able to pay dividends.

Litigation and other disputes and regulatory investigations could have a material adverse effect on our business.

From time to time, the Company may be involved in litigation and other disputes or regulatory investigations that arise in and outside the ordinary course of business. An adverse determination may result in liability to the Company for the claim and may also result in the imposition of penalties and/or fines.

As a public company, the Company may also be subject to securities class action and shareholder derivative lawsuits. From time to time, the Company may also be reviewed or investigated by U.S. federal, state, or local regulators or regulators in the foreign jurisdictions in which the Company’s subsidiaries operate. Although the Company carries general liability insurance coverage, the Company’s insurance may not cover all potential claims to which it is exposed, whether as a result of a dispute, litigation or governmental investigation, and it may not adequately indemnify the Company for all liability that may be imposed.

Any claims against the Company or investigation into its business and activities, whether meritorious or not, could be time consuming, result in significant legal and other expenses, require significant amounts of management time and result in the diversion of significant operational resources. Class action lawsuits can often be particularly burdensome given the breadth of claims, large potential damages and significant costs of defense. Legal or regulatory matters involving the Company’s directors, officers or employees in their individual capacities can also create exposure for the Company because the Company may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters. Regulatory investigations can also lead to enforcement actions, fines and penalties, the loss of a license or permit or the assertion of private litigation claims. Risks associated with these liabilities are often difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of any legal reserves related to these legal liabilities difficult to determine and, if a reserve is established, subject to future revision. Future results of operations could be adversely affected if any reserve that the Company establishes for a legal liability is increased or the underlying legal proceeding, investigation or other contingency is resolved for an amount in excess of established reserves. Because litigation and other disputes and regulatory investigations are inherently unpredictable, the results of any of these matters may have a material adverse effect on our business, financial condition and results of operations.

On December 22, 2023, without admitting or denying any violation or wrongdoing, the Company reached a settlement with the U.S. Securities and Exchange Commission (the “SEC”) related to alleged fraudulent accounting and offering conduct by the Company and two of its former officers. Pursuant to the SEC administrative order, and which centers on financial statements that have since been restated by the Company, the Company paid a civil money penalty in the amount of $5,000,000. The Company also agreed to cease and desist from committing or causing any violations and any future violations of certain provisions under the Securities Act of 1933 and the Securities Exchange Act of 1934. Two of the Company’s former officers resolved related SEC charges without admitting or denying the SEC’s findings.

BPGIC is currently subject to a judgment in respect of amounts purportedly owed by BPGIC to Al Brooge International Advisory – Sole Proprietorship LLC (“BIA”). On March 5, 2024, the Federal Supreme Court (equivalent of the Court of Cassation) in the United Arab Emirates rejected the appeals filed by representatives of BPGIC relating to the claim and demand for payment from BIA. The appeals were rejected notwithstanding one of the principal arguments raised in one of the appeals being that BIA lacked capacity to bring the claim given that its trade license had been canceled pursuant to a liquidation process. As a result of the court’s decision, the order for BPGIC to pay $130 million, plus four percent interest per annum from December 26, 2023 until the date of payment to BIA, is now final. BIA may proceed to enforce the judgment against BPGIC’s assets. The enforcement of such judgment would likely have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

On February 5, 2024, a class action complaint was filed in the United States District Court for the Central District of California encaptioned Eric White v. Brooge Energy Limited F/K/A Brooge Holdings Limited F/K/A Twelve Seas Investment Company, Nicolaas L. Paardenkooper, Saleh Yammout, Syed Masood Ali, Burgese Viraf Parekh, Lina Saheb, Dimitri Elkin, Neil Richardson, Stephen N. Cannon, and Paul Ditchburn. The class action complaint contains allegations concerning the recognition of revenue similar to those addressed in the Order Instituting Cease and Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing Cease-And-Desist Orders entered by the United States Securities and Exchange Commission on December 22, 2023 In The Matter of Brooge Energy Limited, Nicolaas Lammert Paardenkooper and Lina Saheb. An adverse judgment or resolution in this matter may result in an adverse effect on the Company’s business, financial condition, results of operations and prospects.

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

The Company has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any U.S. State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any U.S. State, so far as the liabilities imposed by those provisions are penal in nature.

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

The laws of the Cayman Islands specifically provide powers to the Cayman courts to recognize and assist foreign bankruptcies. The Cayman courts have no jurisdiction to directly apply provisions of foreign insolvency law. However there is jurisdiction to apply Cayman Islands insolvency law (for example transaction avoidance provisions) in aid of a foreign insolvency proceeding. This is an area of law that may be open to further development.

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

The Company’s controlling shareholder has substantial influence over the Company, its interests may not be aligned with the interests of the Company’s other shareholders, and it is in official liquidation in the Cayman Islands.

BPGIC Holdings holds approximately 85.6% of the Company’s voting equity. Following a winding up order made on November 20, 2023 by the Grand Court of the Cayman Islands, BPGIC Holdings was placed into official liquidation and Messrs. Alexander Lawson and Guy Wall were appointed by the Court as joint official liquidators of BPGIC Holdings. The joint official liquidators now control BPGIC Holdings and their primary function is to collect in the assets of BPGIC Holdings in order to pay its creditors. Once the costs of the official liquidation and all creditors have been paid in full, any surplus assets remaining will be returned to the sole shareholder of BPGIC Holdings, namely BPGIC PLC.

BPGIC Holdings, acting through its joint official liquidators, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, BPGIC Holdings may take actions that are not in the best interests of the Company’s other shareholders. These actions may be taken in many cases even if they are opposed by the Company’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of any sale of the Company.

Risks Related to Doing Business in Countries in Which the Group Operates

The Group is subject to political and economic conditions in Fujairah and the UAE.

All of the Group’s operations are located in the UAE. The Group’s operations in Fujairah are located near an area of strategic economic and military importance for the entire region. As such, the Group’s future business may be affected by the financial, political and general economic conditions prevailing from time to time in the region and the UAE.

Despite the UAE being viewed as being less vulnerable than some of its Gulf Cooperation Council (“GCC”) neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, the Group’s business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations, including in respect of interest rates, or new legal interpretations of existing regulations and the introduction of taxation or exchange controls could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

While the UAE enjoys domestic political stability and generally healthy international relations, since early 2011 there has been political unrest in a range of countries in the MENA region. This unrest has ranged from public demonstrations to, in extreme cases, armed conflict and civil war and has given rise to a number of regime changes and increased political uncertainty across the region. The MENA region is currently subject to a number of armed conflicts.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war or hostilities, or more generally the financial, political and economic conditions prevailing from time to time, or the impact of such occurrences or conditions, and no assurance can be given that the Group would be able to sustain its current profit levels if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy, or political upheaval therein, could have an adverse effect on the Company’s business, results of operations and financial condition. Investors should also note that the Group’s business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA region because of interrelationships within the global financial markets.

In the past, political conflicts have resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping. Despite its location outside the Strait of Hormuz, continuing conflicts, instability and other recent developments in the Middle East and elsewhere, including relatively recent attacks involving vessels and vessel seizures in the Strait of Hormuz, and the presence of U.S. or other armed forces in the region, may lead to additional acts of terrorism or armed conflict around the world, and our customer’s vessels may face higher risks of being attacked or detained. The Group’s business and financial performance would be adversely affected by any reduction in use of the Port of Fujairah as a result of such tensions or conflict.

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

Relatively recent geopolitical developments have increased the risk that the region in which the Group operates could be involved in an escalating conflict that could have a material adverse effect on our business, financial condition and results of operations.

Rising tensions in the region could significantly place the extraction, production and delivery of oil produced in the region at risk and should rising tension in the region cause a conflict, the ports, pipelines and terminal facilities of the UAE could be at risk and the Group’s operations could be materially and adversely affected.

The Group’s business operations could be adversely affected by terrorist attacks, natural disasters or other catastrophic events beyond its control.

The Group’s business operations could be adversely affected or disrupted by terrorist attacks, natural disasters (such as floods, fires, earthquakes or significant storms) or other catastrophic or otherwise disruptive events, including changes to predominant natural weather, sea and climatic patterns, piracy, sabotage, insurrection, military conflict or war, riots or civil disturbance, radioactive or other material environmental contamination, an outbreak of a contagious disease, or changes to sea levels, which may adversely affect global or regional trade volumes or user demand for oil products transported to or from affected areas, and denial of the use of any railway, port, airport, shipping service or other means of transport and disrupt users’ logistics chains. In addition, the Group may be exposed to extreme weather conditions such as severe heat, flooding, rain or wind conditions, which could disrupt activities at the BPGIC Terminal and the Port of Fujairah. Several of the Group’s competitors in the Fujairah oil zone region have experienced issues with flooding in the past due to the region’s close proximity to the Al Hajar mountainous region, where floods sometimes occur when a significant amount of rain mixes with the dirt from the mountains and subsequently clogs the region’s drainage system. Although the BPGIC Terminal has been designed with sufficient drainage capabilities to handle certain flooding scenarios and the Phase I and II oil storage tanks have been constructed to withstand high levels of radiation and fire in accordance with National Fire Protection Association (“NFPA”) standards, if the flooding, radiation or fire is significantly severe, there can be no assurance the Group’s business operations would be unaffected by it.

The occurrence of any of these events at the BPGIC Terminal or in Fujairah may reduce the Group’s business volumes, cause delays in the arrival and departure of oil tankers or disruptions to its operations, in part or in whole, may increase the costs associated with storage, heating or blending activities, may subject the Group to liability or impact its brand and reputation and may otherwise hinder the normal operation of the BPGIC Terminal, which could substantially impair the Group’s growth prospects and could have a material adverse effect on its business, financial condition and results of operations. Although the Group has insurance in place to cover certain of these events if they occur at the BPGIC Terminal, including sabotage and terrorism and business interruption insurance, there can be no assurance that such insurance will be sufficient to cover all costs and lost business volumes associated with such events.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for the Group’s storage services.

There is a growing belief that emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect the Group’s business and the businesses of users in many ways, including negatively impacting the costs the Group incurs in providing its services and the demand for its services (due to change in both costs and weather patterns).

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. The UAE ratified the Kyoto Protocol in 2005. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, in December 2015, over 190 countries, including the UAE, reached an agreement to reduce global greenhouse gas emissions. From the time the Group completed construction of Phase I on November 19, 2017, its facilities have been in full compliance with the latest requirements. The Paris Agreement requires governments to take legislative and regulatory measures to reduce emissions that are thought to be contributing to climate change. While the Group has already taken certain measures to reduce emissions of volatile organic compounds, additional measures might become necessary, which could increase operating costs. Moreover, the Group’s business might be impacted by changes in demand of the oil products that it stores to the extent users are impacted by such regulations.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact the Group’s business, any future local, national, international or federal laws or implementing regulations that may be adopted to address GHG emissions could possibly require the Group to incur increased operating costs and could adversely affect demand for the oil or oil products it stores. The potential increase in the costs of the Group’s operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain its facilities, install new emission controls on its facilities, acquire allowances to authorize its greenhouse gas emissions, pay any taxes related to its GHG emissions and administer and manage a GHG emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for the Group’s services. The Group cannot predict with any certainty at this time how these possibilities may affect its operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on the Group’s business, financial condition and results of operations.

Currently, the Group is exposed to physical risks associated with climate change, including extreme weather events such as hurricanes and flooding that could damage or disrupt its facilities and operations. The Group has implemented measures to mitigate these risks, such as investing in resilient infrastructure and insurance coverage. The Group is also exposed to transition risks related to climate change, including changes in market demand for oil products and the shift towards renewable energy sources. The Group has developed strategies to manage these risks, such as diversifying its business to provide services that support the energy transition including the planned modular refinery to produce IMO 2020 compliant LSFO and the planned Green Hydrogen and Green Ammonia Project. The potential impacts of climate change on the transportation of oil products include disruptions and delays due to extreme weather events, rising sea levels, changes in ocean currents, and stricter regulations, which could increase the cost of transportation and impact the Group’s supply chain.

The Group may incur significant costs to maintain compliance with, or address liabilities under, environmental, health and safety regulations applicable to its business.

The Group’s business operations are subject to UAE, national, state and local environmental laws and regulations concerning, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of the emission of vapor into the air and water discharges, the remediation of contaminated sites and employee health and safety. These laws and regulations are complex and subject to change. The Group could incur unexpected costs, penalties and other civil and criminal liability if it fails to comply or if it incur any breach with applicable environmental or health and safety laws. Although the Grouphas installed impermeable lining over the ground soil throughout the Phase I & II Land’s tank farm area and any other area where oil leakage could occur and potentially reach the ground soil, and intends to take similar preventative measures for the Green Hydrogen and Green Ammonia Project land and for the Phase III Land, there can be no assurance in the event of an accidental leak, release or spill of oil products or other products, that the Group will not experience operational disruptions or incur costs related to cleaning and disposing waste and oil products, remediating ground soil or groundwater contamination, paying for government penalties, addressing natural resource damage, compensating for human exposure or property damage, or a combination of these measures. Although the Group believes it has adequate insurance in place to insure against the occurrence of any of the foregoing events, there can be no assurance that the Group’s insurance would be sufficient to cover all potential costs. Therefore, the occurrence of any of the foregoing events could have a material adverse effect on the Group’s business, financial condition and results of operations.

Furthermore, although the Group monitors the exposure of its employees, neighbors and others to risks connected with its operations, future health claims of its employees or other such persons, caused by past, present or future exposure cannot be excluded. The Group could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by its operations, facilities or products, and the Group’s insurance may not be sufficient to cover these claims.

In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to the Group’s operations.

The Group could be adversely affected by violations of anti-corruption laws or economic sanctions programs.

Currently, all of the Group’s operations are conducted in the UAE. The Group is committed to doing business in accordance with all applicable laws and its own code of ethics. The Group is subject, however, to the risk that customers, end users, the Company, its subsidiaries or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws. In addition, the Company is subject to the U.S. Foreign Corrupt Practices Act. Any violations of applicable anti-corruption laws could result in substantial civil and criminal penalties, and could have a damaging effect on the Company’s reputation and business relationships. Furthermore, the Group is subject to economic sanctions programs, including those administered by the United Nations Security Council, the UAE and the United States. Although the Group has policies and procedures designed to ensure compliance with applicable sanctions programs, there can be no assurance that such policies and procedures are or will be sufficient or that customers, users, the Company, its subsidiaries or their respective officers, directors, employees and agents will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant sanctions regulations) for which the Company may ultimately be held responsible.

Tax liabilities associated with indirect taxes on the oil products the Group services could result in losses to it.

In Fujairah, the oil products that the Group stores and blends for the Storage Customers in the Phase I and II facilities are subject to taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies and value-added taxes. Once the Green Hydrogen and Green Ammonia Project and the Modular Refinery become operational, the products that the Group will handle in connection with the Green Hydrogen and Green Ammonia Project and with the Modular Refinery will be subject to similar “indirect taxes”. Under the terms and conditions of the respective customer agreements, the Group is, or expects to be, entitled to pass on such indirect taxes to its customers.

However, changes to existing regulations for indirect taxes or the introduction of new regulations are beyond the Group’s control and may be influenced by political or commercial considerations not aligned with its interests. Any such regulations could adversely affect the Group’s business by increasing its costs to the extent it is unable to pass on such indirect taxes to the Storage Customers, and as a result, adversely affect its business, financial condition and results of operations.

Changes to VAT law in the UAE may have an adverse effect on the Group’s business, financial condition and results of operations.

On August 23, 2017, the government of the UAE published Federal Decree-Law No. 8 of 2017 (the “VAT Law”) on value added tax (“VAT”) which came into effect on January 1, 2018. Cabinet Decision No. 52 of 2017 on the executive regulations of the VAT Law, issued on November 26, 2017, and Cabinet Decision No. 59 of 2017 on designated zones for the purposes of the VAT Law, issued on December 28, 2017, provide that certain designated zones in the UAE are subject to special VAT treatment. Subject to it continuing to meet the conditions set out in the executive regulations to the VAT Law, the area in which the Group operates is a designated zone for the purposes of the VAT Law and therefore the Group benefits from certain exemptions under the VAT Law. There is no guarantee that the free zone in which the Company operates will remain a designated zone in the future. If the area in which the Group operates loses its designation as a designated zone or any change is made to the applicable rate on the supply of services for the area in which the Group operates, the Group’s business, financial condition and results of operations may be adversely affected.

The new UAE Corporate Tax Law may have an adverse effect on the Group’s business and financial condition

On December 9, 2022, the UAE Ministry of Finance published the full text of the law Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses. This means businesses will be subject to UAE Corporate Tax from the beginning of their first financial year that starts on or after June 1, 2023. Per the Cabinet of Ministers Decision No. 116 published on January 16, 2023, a standard rate of 9% will apply to taxable income exceeding a threshold of AED 375,000, and a rate of 0% will apply to taxable income not exceeding that threshold.

As the Group’s accounting year ends on December 31, accordingly the effective implementation date for the Group will start from January 1, 2024, to December 31, 2024, with the first return to be filed on or before September 30, 2025.

The Group’s business may be materially adversely affected if the US dollar/UAE dirham-tied exchange rate were to be removed or adjusted.

All of the Company’s current revenues are based in US dollars and all of its operating costs are incurred in UAE dirhams. All of the Company’s current revenues and operating costs derive from its operations in the UAE. Although the US dollar/UAE dirham exchange rate is currently fixed, there can be no assurance that the government of the UAE will not de-peg the UAE dirham from the US dollar in the future. Alternatively, the existing fixed rate may be adjusted in a manner that increases the costs of certain equipment used in the Group’s business or decreases the Group’s receipt of payments from users. Any adjustment of the fixed rate or de-pegging of the UAE dirham from the US dollar in the future could cause the Group’s operations and reported results of operations and financial condition to fluctuate due to currency translation effects, which could have a material adverse effect on its business, financial condition and results of operations.

The Group’s business may be materially adversely affected by unlawful or arbitrary governmental action.

Governmental authorities in the UAE have a high degree of discretion. Such governmental action could include, among other things, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations or sales. Any such action taken may have a material adverse effect on the Group’s business, financial condition and results of operations.

Legal and regulatory systems may create an uncertain environment for investment and business activities.

The UAE’s institutions and legal and regulatory systems are not yet as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with variances in their interpretation or implementation. Such variances could affect the Group’s ability to enforce its rights under its contracts or to defend its business against claims by others. Changes in the UAE legal and regulatory environment, including in relation to foreign ownership restrictions, labor, welfare or benefit policies or in tax regulations could have a material impact on the Group’s business, financial condition and results of operations.

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

The price of the Company’s Ordinary Shares may be volatile.

The price of the Company’s Ordinary Shares may fluctuate due to a variety of factors, including but not limited to:

●	the continuing negotiation of the GulfNav Transaction/continuing process to closing the GulfNav Transaction;

●	the ongoing official liquidation of BPGIC Holdings and the court appointed Judicial Guardianship over BPGIC;

●	actual or anticipated fluctuations in our financial results and those of other public companies in the industry;

●	mergers and strategic alliances in the oil and gas industries;

●	market prices and conditions in the oil and gas markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	existing or future global or regional health crises;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company’s legal and commercial name is Brooge Energy Limited. Until April 7, 2020, the Company’s legal and commercial name was Brooge Holdings Limited. The Company was incorporated for the purpose of effectuating the Business Combination and to hold BPGIC. The Company was incorporated under the laws of the Cayman Islands as an exempted company on April 12, 2019. Prior to the Business Combination, the Company owned no material assets and did not operate any business. During the year 2023, the name and mailing address of the Company’s agent and registered office was Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Its principal executive office is that of BPGIC, located at P.O. Box 50170, Fujairah, United Arab Emirates and its telephone number is +971 9 201 6666. The Company’s agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

All of the Company’s operations are currently conducted through BPGIC and once the Green Hydrogen and Green Ammonia Project and the Phase III Project are ready, through BPGIC, BPGIC III and BRE.

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

In September 2021, the Company commenced operations of its Phase II.

The Company is in the early stages of Phase III, a major expansion in the Port of Fujairah and has commenced early preparation works. The Company has signed contract for $31.5 million for terminal connectivity and early preparation works for Phase 1, 2 and 3A. In addition to these capital expenditures the Company incurred the cost of a FEED study for storage capacity of up to 3,500,000 m3 or a combination of 1,660,000 m3 and a refinery with a capacity of up to 180,000 b/d.

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

B. Business Overview

In this section, references to the “Company,”, “Group”, “we,” “us,” and “our” are intended to refer to Brooge Energy Limited and its subsidiaries, unless the context clearly indicates otherwise.

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

Phase I comprises 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure. The operations of Phase I are focused primarily on the storage, heating and blending of fuel oil and clean petroleum products. BPGIC designed Phase I to focus its operations on servicing such products after assessing the historical and expected demand for such services in the Port of Fujairah region and the evolution and availability of associated infrastructure. As described below, BPGIC designed Phase I with several key features that enable it to provide users with high accuracy blending services with low oil losses. In addition, due to the relatively long term of the Phase I & II Land Lease when compared to similar land leases for oil storage terminals located in the Port of Fujairah, BPGIC constructed Phase I with materials, including pumps, valves and steel structures, that have longer expected life spans than comparable materials utilized by other oil storage terminals.

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

Since it began operations, BPGIC has won five awards and been shortlisted for several others. In 2023, BPGIC won the “Best Specialist Liquid Bulk Terminal of the Year” and the “Safe and Secure Terminal of the Year” awards by Global Ports Forum as well as “Most Innovative Terminal Operator (Oil & Gas) - UAE 2023” at The Global Economics Awards 2023. In 2021, BPGIC won the “Terminal of the year 2021” award by Global Ports and Terminal Industry. In 2020, BPGIC won the “Emerging Port / Terminal of the year 2020” award by Global Ports and Terminal Industry. In 2019, BPGIC was named the winner of the “Outstanding Port/Terminal Design of the Year 2019” award by The Global Ports Forum, the “Excellence in Terminal Optimisation Award” by Tank Storage Magazine’s Global Tank Storage Awards, and the “Logistics Service Provider of the Year Award 2019” by Energy Middle East. In March 2018, BPGIC was short-listed by Tank Storage magazine, despite its relatively short track record, for the “Most Efficient Storage Terminal” global award for best throughput rates and most effective operations. In March 2019, BPGIC was once again, short-listed by Tank Storage magazine for the “Most Efficient Storage Terminal” global award, as well as the “Safety Excellence in Bulk Liquid Storage” and “Biggest Commitment to Environmental Protection” global awards.

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

The Company is in the early stages of Phase III, a further major expansion in the Port of Fujairah. In February 2020, BPGIC entered into the Phase III Land Lease to secure the Phase III Land, a new plot of land of approximately 450,000 m2 near its existing Phase I and Phase II facilities. On October 1, 2020, BPGIC novated the Phase III Land Lease to BPGIC III. The Company believes that the Phase III Land can house additional storage capacity of up to 3,500,000 m3 or a storage capacity of 1,660,000 m3 combined with a refinery with a capacity of 180,000 b/d. A FEED study, a Soil Investigation and an Environmental Impact Assessment (EIA) for the Phase III Land are being updated and discussions are going on with potential EPC contractors. Currently, the Company plans to use the Phase III Land to further increase its crude oil storage and refinery services capacity. On December 5, 2022, BPGIC and BPGIC III signed a land preparation work contract with Audex Fujairah LL FZE for Phase III, for the design and execution of the early preparation works for the Phase III land and for the terminal connectivity.

For the year ended December 31, 2023, the Company generated revenue from operations of $105.7 million, a loss and total comprehensive loss of $48.3 million and an Adjusted EBITDA of $79.7 million. As at December 31, 2023, the Company had total assets of $486.0 million. For more information regarding the Company’s financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects”.

Competitive Strengths

Strategic location of the BPGIC Terminal.

The BPGIC Terminal is strategically located in the Port of Fujairah, which is the main bunkering location in the MENA region and the second largest bunkering hub in the world. The Port of Fujairah has witnessed increased growth in port traffic in recent years with oil and oil product volumes increasing at a compound annual growth rate of 15 percent over the eight-year period from 2010 (34 million MT) to 2017 (90 million MT). Located just outside the Port of Fujairah, the Strait of Hormuz is one of world’s most vulnerable chokepoints for the transportation of oil and oil products as approximately 35 percent of the world’s yearly average seaborne oil and oil products passes through it each year. There is an increasing preference among companies to avoid sending their vessels through the Strait of Hormuz due to the continued geopolitical uncertainty and the higher transportation costs due to increased insurance costs as well as congestion and queuing times at ports inside the Arabian Gulf. The Port of Fujairah’s geographic position outside the Strait of Hormuz allows vessels transporting oil and oil products to bypass the Strait of Hormuz and avoid incurring such additional costs and delays.

In addition, the BPGIC Terminal is strategically positioned in a prime location within the Port of Fujairah. BPGIC benefits from the BPGIC Terminal’s close proximately to berths 8 and 9 due to the shorter travel distances required for oil product transfers, which in effect lowers contamination risks and leads to faster vessel turnaround times.

Best-in-class facility with low costs.

BPGIC operates the BPGIC Terminal under two 60-year leases, which has allowed, and will continue to allow, BPGIC to design and build a terminal for long term use by using materials that have longer expected life spans than comparable materials utilized by other oil storage terminals in the MENA region, which the Company believes enabled it to build a best-in-class facility.

Phase I was constructed by Audex, a third-party independent EPC contractor that has a strong track record in building terminals and over 20 years of experience in the industry. All 14 oil storage tanks in Phase I have been designed to permit conversions from storing one clean petroleum product to another at an average speed of 48 hours and from storing fuel oil to gas oil at an average speed of 30 days, which the Company believes compares favorably to BPGIC’s competitors in the UAE region, allowing BPGIC to adjust its services to meet changing market demands. BPGIC can perform various simultaneous operations in Phase I, including tank-to-tank transfers, recirculation, blending, heating, loading, and discharging, permitting BPGIC to service multiple user orders during the same time period. Phase I has a fully segregated internal manifold, high oil transfer flow rates and an indirect connection to all the Port of Fujairah berths, including certain underutilized berths that are in close proximity to the BPGIC Terminal, to allow users to benefit from lower contamination risks and faster vessel turnaround times while permitting greater access to the BPGIC Terminal. A fine stripping system has been installed, to minimize energy costs, lowering loss ratios and enabling a higher degree of stripping.

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

Under the existing Commercial Storage Agreements, BPGIC is able to supplement its revenue by providing the existing Storage Customers, ancillary services including throughput, blending, heating and inter-tank transfers. To provide these ancillary services, BPGIC charges a fee, that varies by service, equal to a contractual rate per m3 or by hour. As a result, BPGIC earns additional revenue in accordance with the type and quantity of ancillary services used by the existing Storage Customers. BPGIC’s ability to provide ancillary services is enhanced due to the design of Phase I, which was designed, among other things, to provide high accuracy blending services with low oil losses, high oil transfer flow rates and the ability to perform up to 11 simultaneous operations, which contributes to Phase I’s attractiveness as a one-stop location for extensive product customization. BPGIC’s monthly revenue for ancillary services will depend on the extent to which the existing Storage Customers and any future storage customers, utilize the ancillary services.

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

Strategy for BPGIC

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

Tanks

Phase I has 14 oil storage tanks, which are capable of storing Class I/II/III White Oil (WO) products such as gas oil, naphtha ( all grades), kerosene, gasoline ( all grades), condensate, pygas, raffinate etc and TK-101 – 104 are capable of storing Fuel Oil. Each of the oil storage tanks has been designed to allow fast and efficient cleaning, which permits efficient conversions from storing one product to another. The 14 oil storage tanks are also equipped with the following features:

●	accurate product level measurements: a real-time electronic measuring system that monitors product levels in each oil storage tank;

●	an efficient, high-quality blending system which improves the quality and speed of blends;

●	effective drainage systems leading to lower product contamination risks and allowing for a faster product change process;

●	automated fire-fighting systems: an automated fire system that activates automatically in the event of a fire;

●	a well-designed pipeline connection: a pipeline connection to the Phase I Internal Manifold that allows any oil storage tank to be connected to the stripping systems and to any other oil storage tank or berth in the Port of Fujairah connected to Matrix Manifold 1 or Matrix Manifold 2; and

●	heating services: eight of the oil storage tanks have heating coils installed. Currently, only four of the oil storage tanks are connected to the heating system.

The following table displays the key attributes of the 14 oil storage tanks of Phase I:

Tank No.	Capable of Servicing(1)	Diameter (m) x Height (m)	Blending Capability	Roof Type(2)	Tank Heating Capability	Geometric Capacity (m3)	Max Capacity (m3)
101	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
102	WO/ FO	42 x 30	Yes	AGDR with IFR	Yes	41,563	40,207
103	GO/ FO	42 x 30	Yes	AGDR	Yes	41,563	40,207
104	WO/ FO	42 x 30	Yes	AGDR with IFR	Yes	41,563	40,207
105	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
106	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
107	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
108	WO	36 x 30	Yes	AGDR with IFR	Yes, but not currently enabled	30,536	29,031
109	WO	36 x 30	Yes	AGDR with IFR	No	30,536	29,031
110	WO	36 x 30	Yes	AGDR with IFR	No	30,536	29,031
111	WO	23 x 30	Yes	AGDR	No	12,464	11,850
112	WO	23 x 30	Yes	AGDR	No	12,464	11,850
113	WO	23 x 30	Yes	AGDR with IFR	No	12,464	11,850
114	WO	23 x 30	Yes	AGDR with IFR	No	12,464	11,850
Total Storage Capacity (m3)						399,324	382,400

(1)	All the oil storage tanks are convertible and can be cleaned and converted to service other oil products; “WO” means White Oil ,”GO” means Gas Oil; “FO” means Fuel Oil;

(2)	“AGDR” means Aluminium Geodesic Dome Roof; “AGDR with IFR” means Aluminium Geodesic Dome Roof with Internal Floating Roof.

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

The users utilize their ship pumps to transport oil products from the relevant berths in the Port of Fujairah via Matrix Manifold 2 to the Phase I Internal Manifold and following the construction and commencement of operations of Phase II, to the proposed internal manifold connected to the eight oil storage tanks of Phase II (the “Phase II Internal Manifold”).

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

Customer Ordering Process

BPGIC is committed to providing excellent customer service. BPGIC has allocated a customer service officer (a “CSO”) to its customers and tested an online ordering system which was rolled out in the Third Quarter of 2020, which enables the existing Storage Customers to place storage, heating and blending orders and track order statuses in real-time. As an alternative, customers can also place service orders by submitting their nomination to CSO.

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

Key Features and Components

The key features of Phase II include:

●	all eight oil storage tanks are inter-connected via the Phase II Internal Manifold for crude oil operations and Phase I manifold for white oil operations;

●	the pumping and stripping systems of the Phase II Internal Manifold are equipped with fine stripping systems to minimize energy costs and lower loss ratios;

●	the cranes of the Phase II Internal Manifold allow BPGIC to more efficiently perform required maintenance activities and prepare pipelines for oil transfers;

●	each of the two piggable crude oil jetty pipelines are directly connected between the Phase II Internal Manifold and Matrix Manifold 2, lowering loss ratios and contamination risks;

●	Phase II facility is designed to perform various operations simultaneously, including tank-to-tank transfers, recirculations, blending, loading and discharging, which would permit BPGIC to service multiple user orders during the same time period; and

●	All the Phase II oil storage tanks permit conversion between crude oil and white oil products, allowing BPGIC to adjust its services to meet changing market demands.

Tanks

As part of Phase II, BPGIC constructed eight oil storage tanks. The oil storage tanks are equipped with the following features:

●	accurate product level measurements: a real-time electronic measuring system that will monitor product levels in each oil storage tank;

●	effective drainage systems leading to lower product contamination risks and higher cleanliness levels;

●	automated fire-fighting systems that will activate automatically in the event of a fire;

●	a well-designed pipeline connection: a pipeline connection to the Phase II Internal Manifold and a fine stripping system.

The following table displays the key attributes of the eight oil storage tanks of Phase II:

Tank No.	Service	Diameter (m) x Height (m)	Blending Capability	Roof Type(1)	Tank Heating	Geometric Capacity (m3)	Max Capacity (m3)
201	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,757	101,900
202	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,757	101,900
203	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,757	101,900
204	Crude Oil/ Condensate / Gas Oil	70 x 28	Yes	EFRT	No	107,757	101,900
205	Crude Oil/Fuel Oil /WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,759	40,600
206	Crude Oil/Fuel Oil/WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,759	40,600
207	Crude Oil/Fuel Oil/WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,759	40,600
208	Crude Oil/Fuel Oil/WO	42 x 30	Yes	AGDR/ With CS IFR	Yes	42,759	40,600
Total Storage Capacity (m3)						602,064	570,000

(1)	“EFRT” means External Floating Roof Tank; “AGDR/ With CS IFR” means Aluminium Geodesic Dome Roof with Carbon Steel Internal Floating Roof. “WO” means Class I/II/III White Oil products.

Phase II Internal Manifold

As a part of the construction of the Phase II Internal Manifold, BPGIC installed two piggable jetty pipelines and four bulk loading pumps to transport crude oil from the BPGIC Terminal to the Port of Fujairah’s berths. The infrastructure to support the pipelines was built during Phase I. The four pumps facilitate on-loading operations from the Phase II Internal Manifold by pumping crude oil through one or more of the two proposed piggable crude oil jetty pipelines to Matrix Manifold 2. Each of the four pumps is capable of transporting product at a flow rate of 4,000 m3/hr and at a combined flow rate of 16,000 m3/hr.

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

Security and Business Resilience

The BPGIC Terminal has a high degree of security. It has security cameras in various strategic locations inside and outside of the terminal. Fire alarm and detection systems are installed in all facilities and oil storage tanks. The terminal has firefighters on-site and conducts a fire drill every three months. The lighting system covers all areas of the facility on a 24-hour, seven day a week basis. The majority of the lights are solar powered and thus, reducing energy costs. The BPGIC Terminal is operational 24 hours a day and there are also multiple levels of clearance for employees and contractors.

The Company is committed to improving its security on an ongoing basis, while assuring quality service and continued customer satisfaction. The Company’s corporate security policy is designed to protect the Company’s personnel, assets, reputation and customers’ interests by employing the highest corporate, ethical and operational standards to meet the Company’s vision of excellence.

The Company’s security and business resilience objectives are met through the implementation of a planned set of security standards initiatives and internal programs. These are consistent with the relevant international security legislation and appropriately recognized and accredited quality management systems. All Phase I & II oil storage tanks are certified to the relevant NFPA, American Petroleum Industry and international standards.

Regulations of the Group

The Group’s operations are subject to various laws, standards and regulations relating to the oil and gas industry. The Group’s operations are extensively regulated by national and local authorities in the UAE, including with respect to labor, health, safety, environment, and licensing requirements. Additional requirements may also be imposed on the Group in connection with new or existing operations, including as a result of different or more stringent interpretation or enforcement of existing laws and regulations or a change in the laws and regulations. These additional requirements may not be anticipated by us. As a consequence, the Group may need to adjust its operations or incur extra costs in order to comply with such requirements. Compliance with any additional environmental requirements may be costly and time-consuming. In addition, violations of any new or existing requirements could result in fines or liabilities; delays in securing, or the inability to secure and maintain, permits, authorizations or licenses necessary for the Group’s business; injunctions; reputational damage; and other negative consequences, which may result in lost revenue and reputational damage.

The Group is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. Non-compliance with environmental regulations could result in fines, additional costs, and suspension or permanent shut down of activities. The Group’s operations are subject to the environmental risks inherent in the oil and gas sector. The Group’s operations are or may become subject to laws and regulations, including applicable international conventions, controlling the discharge of materials into the environment, pollution, contamination and hazardous waste disposal or otherwise relating to the protection of the environment.

Specifically, the Group is subject to environmental laws and regulations in the UAE. Environmental laws and regulations applicable to the Group’s business activities, or which may become applicable, could impose additional liability on the Group for damages, clean-up costs, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of operations. To date, such laws and regulations have not had a material adverse effect on the Group’s operating results, and the Group has not experienced an accident that has exposed it to material liability arising out of or relating to discharges of pollutants into the environment. However, there can be no assurance that such accidents will not occur in the future. Legislative, judicial and regulatory responses to such an incident could increase the Group’s and/or the Group’s clients’ liabilities. In addition to potential increased liabilities, such legislative, judicial or regulatory action could impose financial, insurance or other requirements that may adversely impact the entire oil industry.

The legal frameworks in the UAE for environmental protection are under continual development and, in time, relevant legislative bodies may impose stricter environmental regulations or apply existing regulations more strictly, including regulations regarding discharges into air and water, the handling and disposal of solid and hazardous waste, land use and reclamation and remediation of contamination. Compliance with environmental laws, regulations and standards, where applicable, may require the Group to make additional capital expenditures, such as the installation of extra equipment or operational changes. These costs could have a material adverse effect on the Group’s business, financial position, results of operation and prospects. Any failure to comply with applicable laws and regulations may result in reputational damage to us, administrative and civil penalties, criminal sanctions or the suspension or termination of the Group’s operations. Failure to comply with these statutes and regulations may subject the Group to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on the Group’s financial position, operating results and cash flows. New laws and government regulations or changes to existing laws and government regulations may add to costs, limit the Group’s operations or reduce demand for the Group’s services.

Environmental, Health and Safety, and Maintenance Matters

The Group is subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances, the storage and handling of hazardous waste, the control of air emissions and water discharges and the remediation of contaminated sites. The Group is also subject to health and safety regulations in the UAE, including, among other things, noise, workplace health and safety and regulations governing the handling, transport and packing of hazardous materials. Compliance with these laws and regulations may require the attainment of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into or onto to the land, air and water; restrict the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection; and require remedial measures to mitigate pollution from former and on-going operations. These laws and regulations are subject to change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require the Group to incur expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of the Group’s operations. These impacts could directly and indirectly affect the Group’s business, and have an adverse impact on its financial position, results of operations and liquidity.

The Group’s facilities are in substantial compliance with applicable environmental and other laws and regulations, including security and safety at work laws. However, these laws and regulations are subject to change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require the Group to incur expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of the Group’s operations. Additionally, a discharge of hazardous waste into the environment could, to the extent that the event is not fully insured, subject the Group to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for personal injury and property damage. These impacts could directly and indirectly affect the Group’s business, and have an adverse impact on its financial position, results of operations and liquidity.

The Group has a corporate health and safety program to govern the way it conducts its operations at its facilities. Each of its employees and consultants is required to understand and follow the health and safety plan and have the necessary training for certain tasks performed at the facilities. BPGIC performs preventive and normal maintenance on all of its oil storage tanks and systems and makes repairs and replacements when necessary or appropriate. BPGIC also conducts routine and required inspections of such assets in accordance with applicable regulation. Most of the oil storage tanks are equipped with internal floating roofs in accordance with industry requirements to minimize regulated emissions and prevent potentially flammable vapor accumulation. The terminal was engineered in an innovative approach to reduce the terminal waste, achieving one of the lowest waste in the industry, furthermore it has the majority of its lights solar powered, and the soil surrounding the oil storage tanks is capable of resisting oil penetration and has an oil leakage detection system in place, which is intended to minimize the effects of any oil leakage and potential oil pollution. The terminal facilities also have response plans, spill prevention and control plans, and other programs in place to respond to emergencies.

Information Technology and Operating Systems

The BPGIC Terminal’s IT systems, including the IT systems in BPGIC’s operational control room, are configured to remain in operation, including under abnormal conditions. Appropriate manual backup procedures and automatic processes have been devised to support the terminal’s operations in case of any unexpected system downtime or failure. The terminal’s four physical servers have redundant power supply sources and hard drive in RAID configuration to avoid data loss. The majority of BPGIC’s IT automation systems have been provided by the ABB Group.

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

In order to ensure a high degree of IT security, the Group has procedures in place to prevent external threats to the IT systems. All files and emails exchanged over the Group’s network are scanned. A web filtering policy in the firewall prevents access to websites with vulnerabilities. Intrusion prevention system is configured on Group’s firewall to monitor and block malicious attempts. A centrally managed anti-virus software with daily reporting of threats and vulnerabilities is installed in all user machines and servers at the BPGIC Terminal. In addition, the network is logically segmented between users, employees and network guests and provides different levels of access to different users.

BPGIC installed an online ordering system, which will enable users to place storage, heating and blending orders and track order statuses in real-time.

Insurance

BPGIC’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers — Dubai, an insurance broker. The program covers the Phase I and Phase II facilities and related assets, and the liabilities of the Phase I and Phase II operations and BPGIC. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. The Company additionally maintains local insurance, including healthcare and other insurance required by the Company’s jurisdiction.

Premiums are allocated based on the insured values, history of claims and type of risk. The Company believes that the amount of coverage provided is comprehensive and appropriate for its business.

Legal Proceedings

From time to time, the Company may be involved in litigation and other disputes or regulatory investigations that arise in and outside the ordinary course of business. An adverse determination may result in liability to the Company for the claim and may also result in the imposition of penalties and/or fines.

As a public company, the Company may also be subject to securities class action and shareholder derivative lawsuits. From time to time, the Company may also be reviewed or investigated by U.S. federal, state, or local regulators or regulators in the foreign jurisdictions in which the Group operates. Although the Company carries general liability insurance coverage, the Company’s insurance may not cover all potential claims to which it is exposed, whether as a result of a dispute, litigation or governmental investigation, and it may not adequately indemnify the Company for all liability that may be imposed.

Any claims against the Company or investigation into its business and activities, whether meritorious or not, could be time consuming, result in significant legal and other expenses, require significant amounts of management time and result in the diversion of significant operational resources. Class action lawsuits can often be particularly burdensome given the breadth of claims, large potential damages and significant costs of defense. Legal or regulatory matters involving the Company’s directors, officers or employees in their individual capacities can also create exposure for the Company because the Company may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters. Regulatory investigations can also lead to enforcement actions, fines and penalties, the loss of a license or permit or the assertion of private litigation claims. Risks associated with these liabilities are often difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of any legal reserves related to these legal liabilities difficult to determine and, if a reserve is established, subject to future revision. Future results of operations could be adversely affected if any reserve that the Company establishes for a legal liability is increased or the underlying legal proceeding, investigation or other contingency is resolved for an amount in excess of established reserves. Because litigation and other disputes and regulatory investigations are inherently unpredictable, the results of any of these matters may have a material adverse effect on our business, financial condition and results of operations.

On December 22, 2023, without admitting or denying any violation or wrongdoing, the Company reached a settlement with the U.S. Securities and Exchange Commission (the “SEC”) related to alleged fraudulent accounting and offering conduct by the Company and two of its former officers. Pursuant to the SEC administrative order, and which centers on financial statements that have since been restated by the Company, the Company paid a civil money penalty in the amount of $5,000,000. The Company also agreed to cease and desist from committing or causing any violations and any future violations of certain provisions under the Securities Act of 1933 and the Securities Exchange Act of 1934. Two of the Company’s former officers resolved related SEC charges without admitting or denying the SEC’s findings.

BPGIC is currently subject to a judgment in respect of amounts purportedly owed by BPGIC to Al Brooge International Advisory – Sole Proprietorship LLC (“BIA”). On March 5, 2024, the Federal Supreme Court (equivalent of the Court of Cassation) in the United Arab Emirates rejected the appeals filed by representatives of BPGIC relating to the claim and demand for payment from BIA. The appeals were rejected notwithstanding one of the principal arguments raised in one of the appeals being that BIA lacked capacity to bring the claim given that its trade license had been canceled pursuant to a liquidation process. As a result of the court’s decision, the order for BPGIC to pay $130 million, plus four percent interest per annum from December 26, 2023 until the date of payment to BIA, is now final. BIA may proceed to enforce the judgment against BPGIC’s assets. The enforcement of such judgment would likely have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

On February 5, 2024, a class action complaint was filed in the United States District Court for the Central District of California encaptioned Eric White v. Brooge Energy Limited F/K/A Brooge Holdings Limited F/K/A Twelve Seas Investment Company, Nicolaas L. Paardenkooper, Saleh Yammout, Syed Masood Ali, Burgese Viraf Parekh, Lina Saheb, Dimitri Elkin, Neil Richardson, Stephen N. Cannon, and Paul Ditchburn. The class action complaint contains allegations concerning the recognition of revenue similar to those addressed in the Order Instituting Cease and Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing Cease-And-Desist Orders entered by the United States Securities and Exchange Commission on December 22, 2023 In The Matter of Brooge Energy Limited, Nicolaas Lammert Paardenkooper and Lina Saheb. An adverse judgment or resolution in this matter may result in an adverse effect on the Group’s business, financial condition, results of operations and prospects.

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

D. Property, plant and equipment

The Group has its headquarters in Dubai, United Arab Emirates. The table below summarizes its facilities as of December 31, 2023.

		Gross Area (square		Lease period
Country	Location	meter)	Use	Start	End
UAE	Port of Fujairah	153,916.93	Site of oil storage tanks and administrative building	On or around 3/10/2013	On or around 3/11/2073(1)
UAE	Port of Fujairah	455,368.60	Intended site of additional oil storage tanks and refinery	On or around 2/2/2020	On or around 2/2/2080(2)

(1)	The lease ends on or around 3/11/2073 after giving effect to an automatic 30-year extension after the initial 30 year term ends on or around 3/11/2043.

(2)	The lease ends on or around 2/2/2080 after giving effect to an automatic 30-year extension after the initial 30 year term ends on or around 2/2/2050.

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

The Port of Fujairah imposes certain requirements on the companies and oil tankers utilizing its port, including requirements for flow rate capacity and ground soil lining. The current minimum average required flow rates vary based on berth location and vessel and parcel size and range between 460 m3/hr and 3,900 m3/hr for black products and 380 m3/hr to 2463 m3/hr for white products, and although the Port of Fujairah has already increased the flow rate requirements in the past, it is possible that the Port of Fujairah could increase them again in the future. BPGIC is well positioned to satisfy any future increases for minimum required flow rates. The Port of Fujairah also requires each oil storage terminal to install impermeable lining throughout its tank farm area and any other area where oil leakage could occur and potentially reach the ground soil. In connection with the construction of Phase I, BPGIC installed the required lining at the Phase I & II Land and is one of only a few oil storage terminals that has been able to satisfy this requirement.

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

BPGIC began paying rent under the Phase I & II Land Lease in 2014. The rent for 2021 was $2.4 million which increases by 2 percent per annum, in 2022 was $2.45 million and in 2023 was $2.5 million. Payments are required to be made in advance (the time period of which is unspecified) in instalments. BPGIC is required to pay all taxes imposed by the federal government of the UAE or FOIZ; however, the leased premises are in a free zone and BPGIC is entitled to all benefits applying to free zone entities, including benefits in respect of taxes.

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

BPGIC Dubai Office

During 2022, the Group acquired corporate office space in Business Bay, Dubai for $2.5 million.

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

[In this section, references to the “Company,” “we,” “us,” and “our” are intended to refer to Brooge Energy Limited and its consolidated subsidiaries, unless the context clearly indicates otherwise. Unless otherwise indicated, for the purposes of this Item 5. Operating and Financial Review and Prospects, we collectively evaluate the business as “group” business consisting of the Company, Twelve Seas and BPGIC (the “Group”).]

OVERVIEW

The Company is an independent oil storage and service provider, through its wholly-owned subsidiary, BPGIC.

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

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The following factors can affect the results of our operations:

Customer Charges

Currently, the Group’s monthly revenue is primarily driven by the fixed take or pay storage fees for the period of the contract that it charges Storage Customers to use the Phase I and Phase II storage capacity. This storage revenue is highly dependent on the agreed storage fee with the Customers, the contracted storage percentage of the terminal and the duration of the contracts. The storage fee, which is billed monthly in advance, represents the lease of storage capacity and the service provided to the customer for handling an agreed level of throughput of fuel oil, crude oil and clean products. The Group’s monthly revenue is also impacted by the monthly variable ancillary service fees it charges, which varies each month based on usage of the following ancillary services by the existing Storage Customers: throughput, circulation, heating and inter-tank transfers. BPGIC’s monthly revenue ultimately varies based on the existing Storage Customers’ usage of the terminal storage capacity and the level of the ancillary services.

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

Phase III & Refinery

The Group is in the early stages of pursuing a major expansion near its existing facilities, which it refers to as Phase III. Phase III alone could be three times the size of the Company’s combined Phase I and II operations. As of the date of this Report, the group has commenced early preparation works for Phase III. The recognized Phase III expenses include land rental which, as per the agreement, is AED 50 per m2 per annum with 2% annual increase.

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

Green Hydrogen and Green Ammonia Project

The Group is in the advanced stages of planning a Green Hydrogen and Green Ammonia Project in the United Arab Emirates, which aims to produce up to 700,000 MT of green ammonia per annum once fully completed. During 2022, BRE entered into a preliminary land lease agreement, engaged Ernst & Young to provide consulting services and has engaged Thyssenkrupp Uhde to undertake the technical study. In February 2023, BRE and Siemens Energy announced a partnership to build a PV solar farm to supply BRE’s Green Hydrogen and Green Ammonia Project. The Green Hydrogen and Green Ammonia Project is one of the first privately owned company green ammonia projects in the United Arab Emirates, led by BRE, which aims to produce renewable, carbon-free fuel using solar power.

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

Storage. We own terminal and storage facilities in the UAE in the emirate of Fujairah, initially Phase 1 with 399,324 m3 storage capacity for storage of clean oil and fuel oil and subsequently Phase II expanding the BPGIC Terminal to a total capacity of approximately 1,001,388 m3 with the capability to store crude oil too. Phase III is projected to have a storage capacity of approximately 3,500,000 m3.

Ancillary Services. Ancillary services are further classified into four sub streams, Throughput, Blending & Circulation, Heating, and Inter tank Transfer. BPGIC began offering ancillary services in April 2018 after initial tests of the facility had been satisfactorily completed.

BPGIC charges the existing Storage Customers variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the existing Commercial Storage Agreements, the Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month the existing Storage Customers are each allocated a certain amount of throughput volume at no charge. The Storage Customers are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products entering and exiting the BPGIC Terminal. As existing Storage Customers utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths.

●	Blending & Circulation Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per hour. The existing Storage Customers are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

●	Heating Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per hour. The revenue BPGIC generates from such service fees varies based upon the activity levels.

●	Inter-Tank Transfer Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

Summary Financial Results

in $	2023	2022	2021
Storage rental income	102,045,523	77,577,633	37,467,396
Reimbursable port charges	2,027,106	2,039,396	1,681,878
Ancillary services	1,623,019	1,923,747	2,612,341
TOTAL REVENUE	105,695,648	81,540,776	41,761,615
Direct costs	(23,755,056)	(24,691,442)	(14,984,022)
GROSS PROFIT	81,940,592	56,849,334	26,777,593

Other income	189,857	180,345	6,237,620
Changes in estimated fair value of derivative warrant liabilities	3,931,592	7,430,035	1,486,023
General and administrative expenses	(54,075,686)	(15,652,819)	(7,422,870)
Finance costs	(20,915,219)	(25,417,989)	(6,810,718)
Litigation settlement	(55,746,035)	-	-
Changes in fair value of derivative financial instruments	(3,653,296)	3,840,379	5,422,917
PROFIT(LOSS) FOR THE YEAR	(48,328,195)	27,229,285	25,690,565

In 2023, the Group reported a net loss of $48.3 million as compared to a net profit of $27.2 million in 2022. The Group’s gross profit increased to $81.9 million in 2023, an increase of 44% from $56.8 million in 2022 mainly due to an increase in the average annual storage rates. However, the net loss of $48.3 million in 2023 was mainly due to litigation settlement of $55.7 million, expected credit loss of $18.2 million and write-off of advances to contractor of $15 million.

In 2022, the Group reported total revenue of $81.5 million, a significant increase of 95% from 2021. This increase is primarily attributable to Fujairah terminal storage capacity of Phase 1 & 2 being operational during the year which also resulted in the increase in 2022 direct costs of $24.7 million, a 65% increase from 2021. There was also an increase in general and administrative expenses from $7.4 million in 2021 to $15.7 million in 2022 primarily due to legal and professional fees, sales and marketing expenses. Finance costs also increased from $6.8 million in 2021 to $25.4 million in 2022, but this was primarily due to $15.9 million finance cost being capitalized in 2021 as Phase II was still under construction and in 2022 there was no capitalization as Phase 2 construction was complete. Also, in 2022, there was a one-off payment of $3.7 million paid to Bondholders related to a waiver of Bond financial covenants. The resulting 2022 profit was $27.2 million, a 6% increase from 2021.

Revenue

Revenue $ for	2023	2022	2021
Storage rental income	102,045,523	77,577,633	37,467,396
Reimbursable port charges	2,027,106	2,039,396	1,681,878
Ancillary services	1,623,019	1,923,747	2,612,341
Total Revenue	105,695,648	81,540,776	41,761,615

Year ended December 31, 2023 Compared to Year ended December 31, 2022

During the year 2023, there was an increase in revenues of $24.2 million to $105.7 million, up from $81.5 million in 2022. This revenue increase was due to higher average storage rates. In 2023, the Group recognised revenue from nine customers consisting of major oil producers and traders in the region which represented $102.0 million in storage revenues. Whereas in 2022, the Group had fourteen customers which represented $77.6 million in storage revenues.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

During the year 2022, there was an increase in revenues of $39.7 million to $81.5 million, up from $41.8 million in 2021 primarily due to the availability of Phase II storage capacity and operations for a full year with higher storage rates. In 2021, the Group had eleven customers consisting of major oil producers and traders in the region which represented $37.5 million in storage revenues with all direct customers except for one. Whereas in 2022, the Group had fourteen customers which represented $77.6 million in storage revenues, and all were direct customers.

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

Direct Costs $ for	2023	2022	2021
Depreciation on property, plant and equipment	12,656,056	12,615,658	6,806,198
Employees’ costs	4,528,323	4,232,980	3,891,969
Reimbursable port charges	2,027,106	2,039,396	1,681,878
Maintenance charges	1,635,693	2,741,780	332,658
Spare parts and consumables used	1,140,063	1,460,979	938,386
Insurance charges	1,050,188	955,977	782,357
Others	717,627	644,672	550,576
Total Direct Costs	23,755,056	24,691,442	14,984,022

Year ended December 31, 2023 Compared to Year ended December 31, 2022

There was a decrease of total direct costs by $0.9 million from $24.7 million in 2022 to $23.8 million in 2023, representing a decrease of 4% in comparison to 2022. The major reason for the decrease is a payment of $1.9 million to the Port of Fujairah for Piperack 3 concession fees in 2022.

 Year ended December 31, 2022 Compared to Year ended December 31, 2021

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

Gross Profit

Year ended December 31, 2023 Compared to Year ended December 31, 2022

The Company’s gross profit increased to $81.9 million in 2023, up from $56.8 million in 2022. This was mainly due to the higher average storage rates.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

The Company’s gross profit increased to $56.8 million in 2022, up from $26.8 million in 2021. This was mainly due to the availability of Phase II storage and operations for the 2022 year and higher average storage rates also contributed.

Change in estimated fair value of derivative warrant liabilities

Year ended December 31, 2023 Compared to Year ended December 31, 2022

The gain of $3.9 million results from the change in fair value of warrants issued by the Company on December 20, 2019. The fair value of the warrants on December 31, 2022 was $0.20, which is further decreased on December 31, 2023 to $0.01, which resulted in a gain of $3.9 million on 21,228,900 warrants.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

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

General & Administrative Expenses $ for	2023	2022	2021
Expected credit loss on trade accounts receivables	18,202,132	-	-
Write-off of advances to contractor	15,006,262	-	-
Legal and professional	6,795,869	7,383,335	2,877,264
SEC settlement charges	5,000,000	-	-
Sales and marketing	3,855,029	3,026,399	60,389
Employees’ cost	2,741,321	3,292,361	2,486,933
Write-off of trade accounts receivables	927,519	-	-
Insurance	895,157	949,784	937,329
Board fees and expenses	392,448	356,493	518,278
Office expenses	203,098	409,544	393,187
Rent	2,836	166,894	112,306
Other Expenses	54,015	68,009	37,184
Total G&A Expenses	54,075,686	15,652,819	7,422,870

Year ended December 31, 2023 Compared to Year ended December 31, 2022

General and administrative expenses increased by $38.4 million from $15.7 million in 2022 to $54.1 million in 2023. The major reasons for this increase are:

1.	$18.2 million of expected credit loss on trade accounts receivables from two customers based on the ongoing negotiations with the customer, the expected recoverability and the failure of a debtor to engage in a repayment plan with the Group.

2.	$15.0 million of write-off of advances to contractor after reconciling the books of accounts with the long-standing EPC partner Audex.

3.	$5.0 million of SEC settlement charges under the U.S. Securities and Exchange Commission (“SEC”) related to alleged fraudulent accounting and offering conduct by the Group in prior periods. Pursuant to the SEC administrative order, which was entered on December 22, 2023, and which centers on the consolidated financial statements that have since been restated by the Group, Brooge Energy Limited fined to pay a civil money penalty of $5.0 million.

4.	$0.9 million of write-off of trade accounts receivables from two customers as there was no reasonable expectation of recovery.

5.	$0.8 million increase in sales and marketing expenses related to obtaining new storage customers for the terminal.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

General and administrative expenses increased by $8.3 million from $7.4 million in 2021 to $15.7 million in 2022. The major reasons for this increase are:

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

Finance Cost $ for	2023	2022	2021
Interest on borrowings	17,606,995	22,177,769	4,966,876
Interest on lease liabilities	3,086,680	3,043,214	1,685,010
Bank charges	133,220	119,347	89,587
Asset retirement obligation - accretion expenses	68,040	65,859	28,252
Exchange loss	20,284	11,800	40,993
Total Finance Cost	20,915,219	25,417,989	6,810,718

Year ended December 31, 2023 Compared to Year ended December 31, 2022

During the year 2023, there was an 18% decrease in finance costs to $20.9 million, down from $25.4 million in 2022. The main reasons for the decrease in finance cost is a one-off payment of $3.7 million paid to Bond holders related to the waiver of Bond financial covenants in 2022 and lower interest expense on borrowings resulted from repayments of borrowings.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

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

Litigation settlement

On December 27, 2023, the Group was served with the UAE court order following a case brought forward by Brooge International Advisory LLC (BIA). As a precautionary measure, the court appointed a Judicial Guardian over the Group.

On March 5, 2024, the Federal Supreme Court (equivalent of the Court of Cassation) in the United Arab Emirates rejected the appeals filed by the legal team of the Group, relating to the claim and demand for payment from BIA. As a result of the Court’s decision dated March 5, 2024, the Group was ordered to pay USD 130 million, plus four percent interest per annum from December 26, 2023, until the date of payment to BIA. Accordingly, additional provision of $55.7 was recognized in these consolidated financial statements as an adjusting event under IAS 10. USD 74.3 million of the total amount corresponds to liability already recognized in prior periods, while USD 55.7 million corresponds to additional obligations imposed by the Court.

Net Profit (Loss)

Year ended December 31, 2023 Compared to Year ended December 31, 2022

During the year 2023, the Group resulted a net loss of $48.3 million, as compared to a net profit of $27.2 million in 2022.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

During the year 2022, the Group generated a net profit of $27.2 million, as compared to a net profit of $25.7 million in 2021.

Non-IFRS Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as profit (loss) before interests, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation, amortization, impairments, expected credit losses, write-offs, changes in fair values, other non-cash, extraordinary and one-off items. We have selected items for adjustment to EBITDA which management feels decreases the comparability of our results among periods. These items are identified as those which are generally outside of the results of day-to-day operations of the business, non-recurring, infrequent or unusual, but do erode comparability among periods in which they occur with periods in which they do not occur or occur to a greater or lesser degree.

Discussion and Reconciliation

The Group’s Adjusted EBITDA increased by $25.8 million in 2023 when compared to 2022 from $53.9 million (66% of revenue) for the year ended December 31, 2022 to $79.7 million (75% of revenue) for the year ended December 31, 2023. The main reasons for increase of Adjusted EBITDA in 2023 are:

1.	There was an increase in revenue of $24.2 million in 2023 due primarily to higher storage rates.

2.	Also, as explained in direct costs there is a payment of $1.9 million to the Port of Fujairah for Piperack 3 concession fees in 2022.

The Group’s Adjusted EBITDA increased by $27.7 million in 2022 when compared to 2021 from $26.1 million (63% of revenue) for the year ended December 31, 2021 to $53.9 million (66% of revenue) for the year ended December 31, 2022. The main reasons for increase of Adjusted EBITDA in 2022 are:

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

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable IFRS financial measure for the indicated periods:

Adjusted EBITDA $ for	2023	2022	2021
Profit (loss) for the year	(48,328,195)	27,229,285	25,690,565
Adjustments for:
Depreciation of property, plant and equipment	12,656,056	12,615,658	6,806,198
Interest on borrowings	17,606,995	22,177,769	4,966,876
Interest on lease liabilities	3,086,680	3,043,214	1,685,010
Changes in fair value of derivative financial instruments	3,653,296	(3,840,379)	(5,422,917)
Asset retirement obligation - accretion expense	68,040	65,859	28,252
Litigation settlement	55,746,035	-	-
Expected credit losses of trade accounts receivables	18,202,132	-	-
Write-off of advances to contractor	15,006,262	-	-
SEC settlement charges	5,000,000	-	-
Write-off of trade accounts receivables	927,519	-	-
Change in estimated fair value of derivative warrant liability	(3,931,592)	(7,430,035)	(1,486,023)
Rent waiver	-	-	(6,126,800)
Adjusted EBITDA	79,693,228	53,861,371	26,141,161
Revenues	105,695,648	81,540,776	41,761,615
Adjusted EBITDA % of Revenues	75%	66%	63%

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

On December 31, 2023 the Group had a restricted bank balances, cash and cash equivalents of $28.4 million, on December 31, 2022 the Group had a restricted bank balances, cash and cash equivalents of $16.8 million and on December 31, 2021 the Group had a restricted bank balances, cash and cash equivalents of $15.9 million.

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

As of December 31, 2023, the Company has a Bond Financing Facility for an aggregate $160.1 million and a Term Loan for $1.8 million.

Cash Flows for the Years Ended

The following table summarizes our cash flows provided by (used in) operating, investing, and financing activities in $.

	2023	2022	2021
Operating Activities	58,569,270	58,049,261	22,946,486
Investing Activities	(17,977,150)	(20,761,691)	(15,362,174)
Financing Activities	(33,636,394)	(37,976,957)	(27,121,966)
Net Increase (Decrease) in Cash	6,955,726	(689,387)	(19,537,654)

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2023 was $58.6 million, which is primarily due to an increase in revenues.

Net cash generated from operating activities for the year ended December 31, 2022, was $58.0 million, a $35.1 million increase compared to 2021 which is primarily due to an increase in revenues.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $18.0 million pertaining mainly to construction of the Phase II and Phase III of $13.2 million. $5.0 million was transferred to the restricted bank account as per the SEC order and $0.3 million transferred from the restricted bank account as per the bond terms.

Net cash used in investing activities for the year ended December 31, 2022 was $20.8 million mainly pertaining to projects of the Phase II and Phase III. $1.6 million was transferred to the restricted bank account as per the bond and loan terms.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 was $33.6 million as compared to $38.0 million for the year ended December 31, 2022. This use of cash was primarily for the repayment of interest and principals of the Bond Financing Facility and the payment of lease liabilities.

Net cash used in financing activities for the year ended December 31, 2022 was $38.0 million as compared to $27.1 million for the year ended December 31, 2021. This use of cash was primarily for the repayment of interest and principals of the Bond Financing Facility and the payment of lease liabilities.

Working Capital

As of December 31, 2023, the Group had negative working capital of $320.4 million, compared to negative working capital of $265.4 million as of December 31, 2022 compared to negative working capital of $283.3 million as of December 31, 2021.

As of December 31, 2023, the Group had a restricted bank balances, cash and cash equivalents of $28.4 million. Management forecasts that the Group’s existing cash balance, as well as cash generated from the Group’s ongoing operations, will provide sufficient liquidity for the Group to continue operations for the foreseeable future.

Capital Expenditures

During the year 2023, the Group’s incurred net expenditure towards capital expenses amounted to $13.3 million ($19.2 million in 2022).

During the year 2022, the Group’s incurred net expenditure towards capital expenses amounted to $19.2 million ($27.8 million in 2021).

Debt Sources of Liquidity

Current ($)	Terms	Maturity	Dec-23	Dec-22	Dec-21
			(Restated)
Bond Financing Facility	8.5% per annum	On demand	160,100,000	171,300,000	182,781,617
Term Loan	3 months EIBOR + 4% (min. 6.5% per annum)	2024	396,134	396,134	-
Non-Current ($)
Bond Financing Facility	8.5% per annum	Sep-25	-	-	-
Term Loan	3 months EIBOR + 4% (min. 6.5% per annum)	2028	1,386,469	1,782,603	-

Total Borrowings as on			161,882,603	173,478,737	182,781,617

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

(ii)

Leverage Ratio: Not to exceed: (A) 3.5x at December 31, 2022 (for the 12-month period from and including 1 January 2022 to December 31, 2022 and so that no testing shall be made thereof until December 31, 2022); and (B) 3.0x anytime thereafter at BPGIC FZE level.

(iii)	Positive Working Capital except for the period from 31 December 2021 to and including 30 December 2022 and during which period no such requirement shall apply at BPGIC FZE level.

(iv)	Minimum Equity Ratio of 25% at Group level.

As of December 31, 2023, the Group continued to be in technical breach of the requirements to comply with certain covenants as per Bond Terms. Even though the lenders did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has continued to classify the respective bonds as a current liability as of December 31, 2023.

In April 2022, the Group entered into an agreement with its lender to waive off the requirement to comply with leverage ratio and working capital financial covenant for December 31, 2021, and June 30, 2022, which covers the Group up until December 30, 2022. See “Item 10.C Material Contracts— Bond Waiver” for additional information regarding the waiver.

Furthermore, for the year ending December 31, 2023, the Group is in the process of requesting further waivers or modification to the Bond terms from Bondholders including the following Clauses: 12.1 (a) and (b), 13.3, 13.13(a)(iii), Clause 13.13(b) and 1.1(d).

Although the Group is in technical breach of certain Covenants under the Bond Terms, Management believes the future cash inflows are sufficient to meet its payment obligations to the Bondholders. Since the Bond issuance, the Group has not defaulted on any payments.

Term loan facility

During the year 2021, the Company obtained a new term loan facility from a commercial bank in the UAE amounting to $2,395,862 (AED 8,800,000) to partially finance the purchase of corporate office for the Group in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement. Subsequent to the year end on February 28, 2022, the Company has made a drawdown of $2,376,804 (AED 8,730,000) on from the term loan facility.

The term loan facility was secured by:

i.	Corporate guarantee from Brooge Energy Limited.

ii.	BPGIC Phase 3 Limited grants in favor of the commercial bank a First Rank Degree Mortgage for a total mortgage of AED 13,000,000 of the corporate office.

iii.	Rental income generated by the corporate office to be automatically assigned to the commercial bank unless the parties agree otherwise in writing.

iv.	Authority to debit account of BPGIC FZE.

v.	Promissory note for the secured loan.

vi.	Security cheque covering the total facility limit drawn by the Group.

Note on Going Concern

Year Ended December 31, 2023

During the year ended December 31, 2023, the Group incurred a loss of $48,328,195 but generated positive operating cash flows of $58,569,270. Furthermore, the Group is required to make a single bullet repayment of $144,000,000 in September 2025, as stipulated in the terms of the Bond.

As of December 31, 2023, the Group was in breach of certain covenant requirements as per the Bond Terms and these breaches do not constitute payment defaults as the Group has always met the coupon and instalment payments as per the Bond Terms. Even though the lender did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has classified its debt balance of $160,100,000 as a current liability. Further, as of the year end the Group’s current liabilities exceeded its current assets by $320,389,925. All of the above represents uncertainty that casts doubt upon the Group’s ability to continue as a going concern, however if the Group is able to obtain a waiver for its noncompliance under the Bond Terms and a waiver for other payables in current liabilities the Group is expected to have a significant reduction in its current liabilities which would mitigate the doubt on the Group’s ability to continue as a going concern. The Group is actively collaborating with GulfNav and its advisors to finalize the definitive sale and purchase agreement. The consideration for the shares will consist of a mix of cash and shares, including mandatory convertible bonds that will convert into shares. The Group is confident that future cash inflows will be adequate to meet its bond repayment obligations.

These consolidated financial statements are prepared on a going concern basis and in compliance with IFRS issued by IASB. The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The consolidated financial statements do not include any adjustment that should result from a failure to obtain the financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

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

Phase III

The Group is in the early stages of pursuing a further major expansion near its existing facilities, which it refers to as Phase III. Phase III alone could be three times the size of the Company’s projected operations post-Phase II. Concurrently, the Group is in discussions with traders and top global oil majors, which have expressed interest in securing portions of the capacity of the Phase III facility.

Environmental, Health and Safety

The Group’s operations are subject to extensive international, federal, state and local environmental laws and regulations, in the UAE, including those relating to the discharge of materials into the environment, waste management, remediation, the characteristics and composition of fuels, climate change and greenhouse gases. The Group’s operations are also subject to extensive health, safety and security laws and regulations, including those relating to worker and pipeline safety, pipeline and storage tank integrity and operations security. The Group did not have any exposure to environmental matters as of and for the years ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018. However, because more stringent environmental and safety laws and regulations are continuously being enacted or proposed, the Group expects the level of expenditures required for environmental, health and safety matters to increase in the future.

E. CRITICAL ACCOUNTING ESTIMATES

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

As of December 31, 2023, there was no significant construction in Phase III land, which may create material restoration obligation costs in future. Management believes the amount of provision related to site restoration provision was not material.

Recoverability of Long-Term Assets

The Group assesses assets or cash generating unit (“CGU”) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions that are subject to risk and uncertainty. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset / CGU is considered to be impaired and is written down to its recoverable amount. In assessing recoverable amount the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is identified as the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the entity and not applicable to entities in general.

For the purpose of impairment testing assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Phase 1 & 2 assets are technologically connected with single processing plant and the Group considers them as one CGU.

No indications of impairment were identified.

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

Classification of warrants

In connection with the completion of the business combination on 20 December 2019 as described in notes the Group issued warrants. The warrants agreement require the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

Please refer to Note 3 and 5 to our Consolidated Financial Statements for a discussion of material accounting policies, recent accounting pronouncements and their anticipated impact.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

As of December 11, 2023 the board of directors of the Company was comprised of five directors. Unless otherwise noted, the business address of each director and executive officer is c/o Brooge Petroleum and Gas Investment Company FZE, P.O. Box 50170, Fujairah, United Arab Emirates.

The Company’s Amended and Restated Memorandum and Articles of Association provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an Ordinary Resolution as a matter of Cayman Islands law.

The following sets forth certain information concerning the persons who serve as the Company’s directors December 11, 2023:

Directors and Executive Officers	Age	Position/Title
Dr. Yousef Al Aassaf	62	Chairman and Director
Saleh Mohamed Yammout	34	Director
Tony Boutros	55	Director
Nariman N. Karbhari	74	Director
Firoze N. Kapadia	57	Director

Biographical information concerning the directors and executive officers listed above is set forth below.

As noted above, following a winding up order made on November 20, 2023 by the Grand Court of the Cayman Islands, the majority shareholder of the Company, BPGIC Holdings, was placed into official liquidation and Messrs. Alexander Lawson and Guy Wall were appointed by the Court as joint official liquidators of BPGIC Holdings.

Following a request from the JOLs, on December 14, 2023, the Board of Directors of the Company appointed the JOLs as directors of the Company.

During the Company’s 2023 Annual General Meeting that took place on December 15, 2023, the JOLs attended the meeting in person and cast their votes on behalf of BPGIC Holdings, voting against the reelection of the previous directors and declaring themselves the only two directors of the Company, with effect from December 15, 2023.

Following the 2023 AGM, the two new directors were supposed to appoint new independent board members and to constitute the audit and compensation committees accordingly.

On March 12, 2024, Mr. Guy Wall resigned from his position as director of the Company and Mr. Alexander Lawson became the sole director of the Company.

On September 2, 2024, the Company held an extraordinary general meeting of shareholders. At the 2024 EGM, holders of ordinary shares of the Company were asked to consider and vote upon the proposals set forth on the proxy card, including the election of a Board. As a result of the Meeting, the Company’s board of directors now consists of Kamal Pharran, Saleh Mohamed Yammout, Rasool Alameri, Tony Boutros, and Siavosh Hossein; effective from September 04,2024, the board of directors has appointed Mr. Siavosh as the Chairman of the Board. Following the EGM, the previous sole director, Alexander Lawson, resigned as a director of the Company.

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

Saleh Yammout

Saleh Yammout is a former Chief Financial Officer of BPGIC and the Company. Mr. Yammout joined BPGIC in October 2018. Mr. Yammout serves as the Vice President (Finance & Administration) at the Rochester Institute of Technology (Dubai), having joined in 2014. Prior to this, he was a Senior Consultant at PwC from 2012 to 2014, and an Analyst at Al Hilal Bank from 2011 to 2012. Mr. Yammout holds a BSc in Economics with a concentration on International Relations from the Rochester Institute of Technology in New York.

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

Siavosh Hosseini

Mr. Siavosh Hosseini was appointed as Non-executive Chairman, Chairman of Compensation Committee and member of Audit Committee in September 2024. Mr. Hosseini has extensive international experience in the Oil and Gas industry in senior management positions with executive responsibility for P&L, Business Strategy, Business Development, Project Development, EPC Project Management as Project Finance. He brings more than 30 years of insight to BPGIC’s business strategy, and operations, having held variety of leadership roles within the Engineering and Construction companies in the Oil and Gas industry in the Middle East, the Netherlands and Canada. Mr. Hosseini has an MBA from Manchester Business School and a BSc. In Mechanical Engineering.

Rasool Alameri

Mr. Rasool Alameri was appointed as a Non-executive Director of Brooge Energy Limited in September 2024. Mr. Alameri is a highly accomplished legal professional with a diverse background in international law. He holds a bachelor’s degree in Common Law from the American University in Cyprus, which was evaluated at San Diego University. He further enhanced his expertise by earning a master’s degree in U.S. Law from George Mason University in Virginia, where he graduated among the top five students in his class. With extensive experience as legal counsel in Turkey, the UAE, and the USA, Mr. Alameri has worked with renowned law firms, including Oncel Law Firm in Turkey and Kanaan Law Firm and Hogan Lovells in the UAE. Since 2017, he has served as a freelance legal advisor in the United States, providing strategic legal counsel across various sectors. As a director of Brooge Energy Limited, Mr. Alameri brings a wealth of knowledge and a unique international perspective to the team, ensuring that the company navigates the complex legal landscape with confidence and integrity. His commitment to excellence and a strong understanding of diverse legal systems makes him an invaluable asset to the Board

Kamal Pharran

Mr. Kamal Pharran is an independent, Non- executive Director of Brooge Energy Limited. Mr. Pharran is a Co-Founder & CEO TAKEEF District Cooling Company, Kingdom of Saudi Arabia. Mr. Pharran has over 30 years of experience most notably in Public Private Partnerships (PPP) with a successful track record, working experience and maintaining close relationships at all levels with good understanding and knowledge of the structure, policies and procedures of ARAMCO, SABIC, SEC, SWCC, RC and KJO, NCP, PIF, MoF and all vision 2030 initiatives and agencies. Mr. Pharran has led the growth of Saudi Tabreed as CEO for the past 10 years where he executed five DC concessions under PPP frameworks with financial closes worth in excess of SAR 6 Billion and has secured backlogs under PPP frameworks in excess of SAR 3 Billion. Mr.Pharran holds a Bachelor’s of Science in Electrical Engineering, from Florida Institute of Technology and also completed the Thunderbird Executive Management Development Program at Thunderbird School of Global Management in France

Family Relationships

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

As of December 11, 2023 the Company’s board of directors had five members, including four independent directors.

B. Compensation

BPGIC Executive Officer and Director Compensation

In the year ended December 31, 2023, was paid as remuneration to the Senior Managers in their capacity as executive officers.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Executive Officers
Lina Saheb [1]	Interim CEO, Deputy CEO & Executive Director	229,495	-	7,914	237,408
Paul Ditchburn	CFO, CEO Office	242,555	-	19,032	261,586
Faisal Selim	Chief Marketing Officer	212,360	-	1,903	214,263
Saif Alhazaimeh	Director, CEO Office	78,455	-	140	78,595
Total Executive Remuneration		762,865	-		791,853

1.	Lina Saheb was the Interim CEO up until August 8, 2023.

In the year ended December 31, 2023, was paid as remuneration to members of the board of directors in their capacity as directors.

		Fees/Basic Salary	Bonus	Benefits	Total
Name	Role	($)	($)	($)	($)
Board of Directors
Dr. Yousef Al Assaf	Chairman & Independent Director	83,635	-	-	83,635
Saleh Yammout	Non-Independent Director	58,572	-	-	58,572
Nariman Karbhari	Independent Director	84,605	-	-	84,605
Tony Boutros	Independent Director & Audit Committee Chair	84,605	-	-	84,605
Firoze Kapadia	Independent Director & Compensation Committee Chair	65,081	-	-	65,081
Total Board of Directors Remuneration		376,498		-	376,498

1.	Executive Directors do not receive separate compensation for serving as Directors.

Other than end of service gratuity amounts required to be set aside pursuant to UAE labor laws, at December 31, 2023 for senior managers, no amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits to the directors or the senior managers.

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

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as the Company believes it is important to maintain a strong link between executive incentives and the creation of shareholder value. The Company believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives. The Company plans to adopt a long-term incentive plan which will reflect what the Company believes is a focus on performance and equity-based compensation. The Company has not yet adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation for executives hired in the future.

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

Clawback Policy

On June 9, 2023, the SEC approved Nasdaq’s proposed clawback listing standards that implement the SEC’s clawback rule, which was adopted under Rule 10D-1 under the Exchange Act. The SEC’s final rule directed U.S. stock exchanges, including Nasdaq, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy. The Company has adopted a clawback policy (the “Clawback Policy”), to recover any excess incentive-based compensation from current and former officers after an accounting restatement. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Clawback Policy is filed as Exhibit 97.1 hereto.

C. Board Practices

Board Leadership Structure and Role in Risk Oversight

The Company has determined that a structure, with separate Chairman and CEO roles, is in the best interests of the Company. A number of factors support this leadership structure, including, among others:

●	The separation of the Chairman and CEO roles allows the CEO to focus time and energy on operating and managing the Company and its subsidiaries and to leverage the experience and perspectives of the Chairman.

●	The Chairman serves as a liaison between the board and senior management but having an independent Chairman also enables non-management directors to raise issues and concerns for board consideration without immediately involving the management.

●	The Chairman sets the agenda for, and presides over, board meetings and coordinates the work of the committees of the board of directors, providing independent oversight and streamlining the CEO’s duties.

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

Audit Committee Information

As of December 11, 2023, the audit committee consisted of Mr. Tony Boutros, Mr. Nariman N. Karbhari, Dr. Yousef Al Assaf and Mr. Firoze Kapadia. Each of the members of the audit committee is independent under the applicable NASDAQ listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise the Company’s independent accountants, review the results and scope of the audit and other accounting related services and review the Company’s accounting practices and systems of internal accounting and disclosure controls. The chairman of the audit committee was Mr. Tony Boutros.

From December 14, 2023 (when the Board was replaced) until September 4, 2024, there was no Audit Committee. Beginning from September 4, 2024 to date the Audit Committee consists of: Mr. Tony Boutros, Mr. Saleh Mohamed Yammout and Mr. Siavosh Hossein, each of whom are “independent directors” as defined for audit committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission and meet the financial literacy requirements of NASDAQ’s listing standards. Mr. Boutros serves as Chairman of the audit committee. Mr. Boutros also qualifies as an “audit committee financial expert,” as that term is defined in the instruction to paragraph (a) of Item16A of Form 20-F under the Exchange Act and as a financially sophisticated audit committee member under NASDAQ listing rule5605(c)(2)(A).

Financial Experts on Audit Committee

The audit committee will at all times be, composed exclusively of “independent directors,” as defined for audit committee members under the NASDAQ listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, the Company is required to certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Mr. Tony Boutros served as a financial expert on the audit committee prior to his removal. Following his removal on December 15, 2023, there was no financial expert on the audit committee. Since September 4, 2024, when the Audit Committee was re-established under the new board, Mr. Tony Boutros serves as the “audit committee financial expert”.

Compensation Committee Information

As of December 11, 2023, the compensation committee consisted of two independent directors, being Mr. Tony Boutros and Mr. Nariman N. Karbhari. The chairman of the compensation committee was Mr. Karbhari. From December 14, 2023 (when the Board was replaced) until September 4, 2024, there was no Compensation Committee. Since September 4, 2024, the compensation committee consists of Mr. Tony Boutros and Mr. Siavosh Hossein, each of whom are “independent directors” as defined for compensation committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission. Mr. Siavosh serves as Chairman of the compensation committee.

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

D. Employees

The following table sets out the number of employees and contractors employed by the Company from December 31, 2021 to December 31, 2023:

Employees	2023	2022	2021
Fujairah Employees	6	8	6
Fujairah Contractors	68	65	64
Dubai Employees	12	15	18
Total	86	88	88

As of December 31, 2023, 68 contractors were engaged under third-party outsourcing contracts and 18 employees were engaged under individual employment contracts. All of the contractors are contracted through Flowi Facility Management LLC (“Flowi”). The contractors serve in various roles in several of BPGIC’s departments, including operations, information technology and health and safety.

The Company believes that the material terms of its third-party sourcing contracts and employment agreements are customary for the UAE and the oil storage industry and that it has a good relationship with its employees and contractors.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors as of December 31, 2023 is set forth in Item 7.A of this Report.

F. Disclosure of action to recover erroneously awarded compensation

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of December 31, 2023, of our Ordinary Shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The percentage of shares beneficially owned is based on 109,587,853 Ordinary Shares outstanding on December 31, 2023.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class(16)
Directors and Executive Officers of the Company
Dr. Yousef Al Assaf	—	—
Nariman Karbhari	—	—
Saleh Yammout	—	—
Firoze Kapadia	—	—
Tony Boutros	—	—
Faisal Selim	—	—
Paul Ditchburn	—	—
All executive officers and directors as a group ([ ] individuals)	93,834,357	85.6%

Five Percent Holders
BPGIC Holdings Limited(1)	93,834,357	85.6%
Brooge Petroleum and Gas Investment Company (BPGIC) PLC(2)	93,834,357	85.6%
SBD International LP(3)	49,497,947	45.2%
SD Holding Limited(4)	49,497,947	45.2%
Salman Dawood Salman Al-Ameri(5)	59,122,314	53.9%
HBS Investments LP(6)	9,624,367	8.8%
O2 Investments Limited(7)	9,624,367	8.8%
H Capital International LP(8)	8,991,043	8.2%
Gyan Investments Limited(9)	8,991,043	8.2%
Hind Mohammed Muktar Ahmed(10)	8,991,043	8.2%
His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nahyan(11)	25,721,000	23.5%
MENA Energy Services Holdings Limited(12)	8,333,333	7.6%
IDB Infrastructure Fund II B.S.C(c)(13)	8,333,333	7.6%
ASMA Capital Partners B.S.C.(c). (14)	8,333,333	7.6%

(1)	20,000,000 Ordinary Shares beneficially owned by BPGIC Holdings are held in escrow and subject to forfeiture until the Company satisfies certain milestones. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP.

(2)	Represents the shares held by BPGIC Holdings. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 Ordinary Shares into escrow for release to MENA Energy in the event it converts its securities in BPGIC Holdings. 1,500,000 Ordinary Shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(3)	SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings. Its beneficial ownership of the Company’s Ordinary Shares held by BPGIC Holdings is 49,497,947 Ordinary Shares. SBD International LP’s pro rata portion of the Ordinary Shares held in escrow and subject to forfeiture until the Company satisfies certain milestones is 58.9%. SBD International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(4)	Represents the interests of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 49,497,947 Ordinary Shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(5)	Represents the interest of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 59,122,314 of the Ordinary Shares held by BPGIC Holdings. Mr. Al-Ameri disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP) have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(6)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. HBS Investments LP’s pro rata portion of the Ordinary Shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(7)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9,624,367 of the Ordinary Shares held by BPGIC Holdings. O2 Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein. 1,500,000 Ordinary Shares that may be deemed to be beneficially owned by O2 Investments Limited as the general partner of HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(8)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. H Capital International LP’s pro rata portion of the Ordinary Shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(9)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 8,991,043, of the Ordinary Shares held by BPGIC Holdings. Gyan Investments Limited disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(10)	Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 8,991,043 of the Ordinary Shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any Ordinary Shares other than to the extent she may have a pecuniary interest therein.

(11)	Represents the interests of Mohammad Bin Khalifa bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the Ordinary Shares held by BPGIC Holdings. Mohammad bin Khalifa bin Zayed Al Nahyan’s pro rata portion of the Ordinary Shares held in escrow is 22.2%.

(12)	MENA Energy holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Company owned by BPGIC Holdings. MENA Energy disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(13)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) is the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. IDB Infrastructure Fund II B.S.C(c) disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(14)	Represents the interest of MENA Energy in the Ordinary Shares held by BPGIC Holdings. ASMA Capital holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy, consequently it may be deemed the beneficial owner of the 8,333,333 Ordinary Shares of the Company that MENA Energy would receive upon conversion of its securities in BPGIC Holdings. ASMA Capital disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

(15)	Based on 109,587,854 Ordinary Shares outstanding as of December 31, 2023. Does not reflect the 21,228,900 Ordinary Shares issuable upon exercise of the outstanding Warrants issued in exchange for Twelve Seas warrants.

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

See Note 21 to our Consolidated Financial Statements for related party transactions disclosure.

BIA

In order to determine whether there exists a related party relationship with BIA in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Group considered the following:

●	Clause 3.4(v) of the Audit Committee (the “Committee”) Charter requires that the Committee review and approve all related-party transactions, defined as those transactions required to be disclosed under Item 7(b) of Form 20-F and NASDAQ Corporate Governance Rule 5630.

●	Clause 3 of the Related Party Transactions Policy of the Company states that, it is the responsibility of the Audit Committee to administer the Related Party Transactions Policy.

●	Commercial license of BIA with issue date of February 11, 2019, which mentions Mrs. Muktar (considered as one of the UBO for the Company) as a Partner in BIA.

●	Commercial license of BIA with issue date of February 10, 2020, which reflects the change in ownership of BIA, with Mrs. Muktar now being removed as a Partner in BIA.

●	Commercial license of BIA with issue date of April 12, 2021, which does not mention Mrs. Muktar as a Partner for BIA.

●	The Company announcement on November 20, 2019 (Form F4 Filed with the SEC) on the planned sale of Mrs. Muktar’s shares in BIA, Al Brooge International Advisory LLC will no longer be a related party.

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

The Company has been advised by its Cayman Islands previous legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. The laws of the Cayman Islands specifically provide powers to the Cayman courts to recognize and assist foreign bankruptcies. The Cayman courts have no jurisdiction to directly apply provisions of foreign insolvency law. However, there is jurisdiction to apply Cayman Islands insolvency law (for example transaction avoidance provisions) in aid of a foreign insolvency proceeding. This is an area of law that may be open to further development.

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

C. Material Contracts

Commercial Storage Agreements

As of December 2023, the Company had entered into several go forward commercial storage agreements for its Phase I and II Facility with certain storage customers. These agreements are spread tank wise within reputed customers providing diversification of storage revenue. The descriptions of the commercial storage agreements do not purport to summarize all of the provisions of the agreements.

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

As of December 2023, the BPGIC has signed several commercial storage agreements, including: the Avis Storage Agreements dated May 10 2022, the Sahra Storage Agreements dated November 21 2022, the Cengeo Storage Agreements dated July 01, 2022, August 04, 2022, September 09, 2022 and December 13, 2022; the Aachim Storage Agreement dated July 15, 2022; the Actirays Storage Agreement dated August 19, 2022; the Atlantis Storage Agreement dated February, 01 2023; the Valens DMCC Storage Agreement dated June 15, 2023; the 1Energin DMCC Storage Agreement dated 23 June 2023; and the Turkiz Fuel Trading LLC Storage Agreement dated 07 July 2023.

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

On June 15, 2023, BPGIC entered into a Commercial Storage Agreement with Valens, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Valens for a period of six months, subject to renewal for an additional period with the mutual agreement of the parties.

On June 23, 2023, BPGIC entered into a Commercial Storage Agreement with Energin, pursuant to which BPGIC leased certain storage capacity of Phase I facility to Energin for a period of six months, subject to renewal for an additional period with the mutual agreement of the parties.

On July 07, 2023, BPGIC entered into a Commercial Storage Agreement with Turkiz, pursuant to which BPGIC leased certain storage capacity of Phase II facility to Turkiz for a period of two months, subject to renewal for an additional period with the mutual agreement of the parties.

Storage Fee

For the years ended December 31, 2023, 2022 and 2021, BPGIC generated, respectively, 97 percent, 95 percent and 90 percent of its total Phase I and Phase II revenue from monthly fees for storage services.

Ancillary Services

BPGIC charges all customers variable fees based on usage for the following ancillary services:

●	Throughput Fees. Pursuant to the existing Commercial Storage Agreements, the Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products delivered from the BPGIC Terminal to the Port of Fujairah’s berths or from the berths to the BPGIC Terminal during an applicable month at the contracted rate per m3. Each month the existing Storage Customers are each allocated a certain amount of throughput volume at no charge. The Storage Customers are required to pay BPGIC throughput fees on throughput volume to the extent the aggregate amount of throughput volume provided by BPGIC exceeds such initial amount. The revenue BPGIC generates from such service fees varies based upon, among other factors, the volume of oil products exiting the BPGIC Terminal. As existing Storage Customers utilize the ancillary services, which involves sending and receiving oil products to and from the BPGIC Terminal, it will lead to corresponding increases in the throughput volumes delivered to the extent BPGIC sends oil products to the Port of Fujairah’s berths.

●	Blending & Circulation Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers, are required to pay BPGIC a monthly fee based upon the total volume of oil products blended during the blending processes performed during an applicable month at the contracted rate per hour. The existing Storage Customers are responsible for providing BPGIC with blend specifications, the component oil products and any additives in connection with any blend request. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

●	Heating Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products heated during an applicable month at the contracted rate per hour. The revenue BPGIC generates from such service fees varies based upon the activity levels.

●	Inter-Tank Transfer Fees. Pursuant to the existing Commercial Storage Agreements, the existing Storage Customers are required to pay BPGIC a monthly fee based upon the total volume of oil products that they transferred between oil storage tanks during an applicable month at the contracted rate per m3. The revenue BPGIC generates from such service fees varies based upon the activity levels of the existing Storage Customers.

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

Transferee Voting Agreement

BPGIC Holdings is party to a voting agreement with certain persons (each, an “Individual Transferee”) in favor of BPGIC Holdings (each a “Transferee Voting Agreement” and collectively, the “Transferee Voting Agreements”). The Transferee Voting Agreements apply to certain Ordinary Shares transferred to the Individual Transferees (collectively, the “Transferee Subject Shares”). Each Transferee Voting Agreement provides until such Transferee Voting Agreement terminates, at each meeting of the shareholders of the Company and in each written consent or resolutions of the Company’s shareholders in which an Individual Transferee is entitled to vote, consent or approve, such Individual Transferee unconditionally and irrevocably agrees to be present for such meeting and vote its Transferee Subject Shares (in person or by proxy), as directed by BPGIC Holdings, or consent to any action by written consent or resolution with respect to all such matters, as directed by BPGIC Holdings. Each Transferee Voting Agreement terminates upon the earlier to occur of (i) the mutual written consent of BPGIC Holdings and the subject Individual Transferee and (ii) with respect to an Individual Transferee, automatically on the date such Individual Transferee no longer holds any Transferee Subject Shares.

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

Furthermore, for the year ending December 31, 2023 the Group is in the process of requesting further waivers or modification to the Bond terms from Bondholders including the following Clauses: 12.1 (a) and (b), 13.3, 13.13(a)(iii), Clause 13.13(b) and 1.1(d).

Although the Group is in technical breach of the Covenants under the Bond Terms, Management believes the future cash inflows are sufficient to meet its payment obligations to the Bondholders. Since the Bond issuance the Group has not defaulted on any payments.

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

Term Loan

During the year 2021, the Company obtained a new term loan facility from a commercial bank in the UAE amounting to approximately $2.4 million to partially finance the purchase of a corporate office for the Company in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement. Subsequent to the year end on February 28, 2022, the Company has made a drawdown from the term loan facility.

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

Corporate Tax in the UAE

On December 9, 2022, the UAE Ministry of Finance published the full text of the law Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses. This means businesses will be subject to UAE Corporate Tax from the beginning of their first financial year that starts on or after June 1, 2023. Per the Cabinet of Ministers Decision No. 116 published on January 16, 2023, a standard rate of 9% will apply to taxable income exceeding a threshold of AED 375,000, and a rate of 0% will apply to taxable income not exceeding that threshold.

As the Group’s accounting year ends on December 31, accordingly the effective implementation date for the Group will start from January 1, 2024, to December 31, 2024, with the first return to be filed on or before September 30, 2025. The Group is currently assessing the impact of this tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Market Risk Disclosures

The main risks arising from the Group’s financial instruments are price risk, capital risk, interest rate risk, credit risk, currency risk and liquidity risk. The Senior Management team reviews and agrees on policies for managing each of these risks, which are summarized below. The Group’s instruments are entered into for purposes other than trading purposes.

B. Price Risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the Warrants. As the Warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the Warrants price. The Warrants are publicly traded on the Nasdaq Capital Market.

C. Capital Risk

The Group’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for holders of Ordinary Shares and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust future distribution policy to shareholders, issue new shares or shareholders’ contributions.

The Group monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, the lease liabilities, borrowings, and accrued interest, less restricted bank balances, cash and cash equivalents. Equity includes share capital, statutory reserve, retained earnings / accumulated losses and shareholders’ accounts. See Note 24 to our Consolidated Financial Statements for additional details.

D. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s Bonds are issued at a fixed rate of interest. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s secured loan with floating interest rates.

See Note 24 to our Consolidated Financial Statements for additional details.

E. Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. Credit quality of the customer is assessed as part of contract negotiations. Outstanding trade and other receivables are regularly monitored.

At each reporting date, the Group assesses whether financial assets not carried at fair value through profit or loss are credit impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

F. Currency Risk

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

The Group manages its liquidity risk in relation to financial liabilities to ensure compliance with all covenants.

See Note 24 to our Consolidated Financial Statements for additional details.

H. Operations Risk

BPGIC’s operations and assets are insured under an insurance program administered by Lockton Insurance Brokers - Dubai, an insurance broker. The program covers the Phase I and Phase II facilities and related assets, and the liabilities of the Phase I and Phase II operations and BPGIC. The major elements of this program are property damage, business interruption, terrorism and political violence, worker’s compensation, environmental liability, employer liability, directors’ and officers’ liability insurance, personal injury and third-party liability, including that of terminal operators. The Group additionally maintains local insurance, including healthcare and other insurance required by the Group’s jurisdiction.

Premiums are allocated based on the insured values, history of claims and type of risk. Management believes that the amount of coverage provided is comprehensive and appropriate for the Group’s type of business and meets the standard requirements to comply with all statutory requirements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2023, the Group continued to be in technical breach of the requirements to comply with certain covenants as per Bond Terms. Even though the lenders did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has continued to classify the respective bonds as a current liability as of December 31, 2023.

Furthermore, for the year ending December 31, 2023 the Group is in the process of requesting further waivers or modification to the Bond terms from Bondholders including the following Clauses: 12.1 (a) and (b), 13.3, 13.13(a)(iii), Clause 13.13(b) and 1.1(d).

Although the Group is in technical breach of the Covenants under the Bond Terms, Management believes the future cash inflows are sufficient to meet its payment obligations to the Bondholders. Since the Bond issuance, the Group has not defaulted on any payments.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We seek to maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Exchange Act), were not effective to provide reasonable assurance described above as of December 31, 2023 due to the material weaknesses in our internal control over financial reporting described below in Management’s annual report on internal control over financial reporting.

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

There are material weaknesses in the Company’s internal control over financial reporting as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified included:

(1)	the lack of sufficient controls over the financial reporting process.

(2)	the lack of an audit committee, for the reasons described elsewhere, and the inability to file financial updates until this filing on Form 20-F.

These material weaknesses could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

Remediation Activities

In order to address the material weaknesses in internal control over financial reporting described above, management has taken steps for mitigation, e.g. hired an external adviser to audit internal the controls. In addition, the Audit Committee is now in place.

The material weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

(c) Attestation report of the registered public accounting firm.

Not applicable, as the Company is not an accelerated filer or a large accelerated filer for purposes of this annual report.

(d) Changes in internal control over financial reporting

Except as for the period from December 15, 2023 to September 04, 2024 with respect to the Audit Committee, in 2023, there were no material changes in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In 2023 and 2024, the Group appointed a new management team who are overseeing the upgrading and improving of internal controls over financial reporting.

ITEM 16 [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tony Boutros qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F and is independent. See “Item 6.A Directors, Senior Management and Employees—Directors and Executive Officers” for Mr. Boutros’s experience and qualifications.

ITEM 16B. CODE OF ETHICS

The Group has a Code of Ethics and Business Conduct, which establishes the practices that apply to all of our executive officers, directors and employees. The Code of Ethics and Business Conduct codifies the business and ethical principles that will govern all aspects of the Group’s business. A copy of the Group’s Code of Ethics and Business Conduct is filed herewith as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2023. Our audit committee also discussed all the matters required by professional auditing standards to be discussed with our independent registered public accounting firm, Bansal & Co. LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. In addition, the audit committee has received from our independent registered public accounting firm written disclosure required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and has discussed with our independent registered public accounting firm its independence from the Company and its management. Based on its review and discussions, including discussions without management or members of the independent registered public accounting firm present, our audit committee recommended to our board of directors, and our board of directors has approved, that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2023.

The following table shows total fees for services rendered to the Group by its independent registered public accounting firms for the years ended December 31.

	Year Ended December 31
	$2023	2022	2021
Audit Fees	361,711	507,800	701,518
Audit-Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total	361,711	507,800	701,518

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

All audit services performed by the Company’s independent registered public accounting firm during the year ended December 31, 2023 were approved by our board of directors following recommendation of such approval by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the period when the Company did not have a Board of Directors or Audit Committee and its primary subsidiary was under the sole directorship arising from the appointment of a joint official liquidator by the Cayman court for BPGIC Holdings, that sole director on April 4, 2024 appointed an audit firm, Pipara & Co. LLP (“Pipara”) to audit the Company’s consolidated accounts for the year ended December 31, 2023. The audit firm that completed the Company’s 2022 audit, Affiniax A A Syed Auditors (formerly known as Affiniax A A S Auditors) (“Affiniax”), had notified the Company that it was unable to continue to audit the Company’s consolidated accounts as Affiniax was in the process of resigning its PCAOB registration. The reports of Affiniax with respect to the audit of the Company’s financial statements for the years ended December 31, 2021 and 2022, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the two-year period in which Affiniax audited the Company’s consolidated accounts there were no disagreements with Affiniax on any unresolved matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, nor any “reportable events” as set forth in Item 16F(a)(v) of Form 20-F.

The newly constituted Audit Committee has recently determined after management’s discussions with Pipara that given the accelerated timeline to complete the audit and file the Company’s overdue Form 20-F, Pipara would be unable to meet such timeline. Pipara has not yet completed any substantive work due to limited data sharing from the previous Board and has not previously issued any audit report on the Company’s financial statements. On September 30, 2024, the Company sent a letter to Pipara terminating their engagement as the Company’s independent accountant. During the period in which Pipara was appointed as the Company’s independent accountant, there were no disagreements with Pipara on any unresolved matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, nor any “reportable events” as set forth in Item 16F(a)(v) of Form 20-F.

After evaluating several PCAOB accredited firms, the newly formed Audit Committee and the newly constituted Board of Directors resolved on September 20, 2024 to appoint Bansal & Co LLP (“Bansal”) as the external auditor responsible for the audit of the Company’s consolidated accounts for the fiscal year 2023, and Bansal was formally appointed on September 20, 2024 as the Company’s independent accountant. Bansal, established in 1973, brings five decades of global experience and operates in 120 countries through its affiliation with Praxity Global. Their expertise in Nasdaq and SEC filings, coupled with their knowledge in PCAOB audits and the oil and gas sector, makes them well-suited to handle the Company’s audit requirements.

We have provided Affiniax and Pipara with a copy of this Item 16.F prior to its filing with the Securities and Exchange Commission. Affiniax has provided a letter to us, dated November 4, 2024 and addressed to the Securities and Exchange Commission, which is attached hereto as Exhibit 15.3. Pipara has provided a letter to us, dated November 4, 2024 and addressed to the Securities and Exchange Commission, which is attached hereto as Exhibit 15.4.

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

ITEM 16I. DISCLOSURE ABOUT FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. They are designed to promote compliance with applicable insider trading laws, rules and regulations. The insider trading policy has been filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

We prioritize cybersecurity risks with the same diligence as other critical business risks and conduct regular reviews to ensure they align with our strategic objectives. Our leadership team is actively engaged in the oversight and management of these risks, ensuring they are informed and prepared to respond to any incidents that may arise.

To strengthen our cybersecurity posture, we plan to engage independent experts to conduct comprehensive assessments of our systems through security testing and audits. These evaluations are instrumental in identifying vulnerabilities and ensuring compliance with industry standards. We actively incorporate the recommendations provided by these experts to enhance our cybersecurity measures continuously.

We rigorously assess the cybersecurity practices of all third-party service providers with whom we collaborate. Regular reviews and monitoring are conducted to ensure that these vendors adhere to established security standards. This proactive approach mitigates risks associated with third-party services, including cloud providers and outsourced operations.

To date, we have not experienced any significant cybersecurity incidents. However, we remain vigilant in monitoring emerging threats and have implemented a robust incident response plan designed to protect our operations and maintain customer trust in the event of an incident. Given the dynamic nature of cybersecurity risks, we continually adapt our strategies to safeguard against potential disruptions to our business operations and financial performance, in compliance with applicable regulatory requirements.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, together with the report of the independent registered public accounting firm are included as the “F” pages to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Brooge Energy Limited (incorporated by reference to Exhibit 1.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.1	Specimen Ordinary Share Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.1 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.2	Specimen Warrant Certificate of Brooge Energy Limited (incorporated by reference to Exhibit 2.2 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.3	Warrant Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas Investment Company (incorporated by reference to Exhibit 4.1 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

2.4	Rights Agreement, dated June 19, 2018, between Twelve Seas Investment Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

2.5	Amendment to Warrant Agreement and Rights Agreement, dated as of December 20, 2019, by and among Continental Stock Transfer & Trust Company, Twelve Seas Investment Company, and Brooge Holdings Limited. (incorporated by reference to Exhibit 2.5 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

2.6	Description of the Registrant’s Securities (incorporated by reference to Exhibit 2.6 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

2.7	Bond Terms, dated September 22, 2020, between Brooge Petroleum and Gas Investment Company FZE and Nordic Trustee AS (incorporated by reference to Exhibit 4.7 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

2.8	Amendment Agreement No. 1, dated October 23, 2020 to Bond Terms between Brooge Petroleum and Gas Investment Company FZE and Nordic Trustee AS (incorporated by reference to Exhibit 4.8 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.1†	Form of Joinder to Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.111 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.2†	Form of Transferee Voting Agreement (incorporated by reference to Exhibit 10.112 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.3	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.4	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Dimitri Elkin (incorporated by reference to Exhibit 10.6 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.5	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Gregory A. Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.6	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Neil Richardson, Stephen A. Vogel, Bryant B. Edwards and Stephen N. Cannon (incorporated by reference to Exhibit 10.8 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.7	Investment Management Trust Account Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.8	Registration Rights Agreement, dated June 19, 2018, among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.9	Share Escrow Agreement, dated June 19, 2018, by and among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.10	Rights Agreement, dated June 19, 2018, between Twelve Seas and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.11	Securities Subscription Agreement, dated December 11, 2017, between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).

4.12	Amended and Restated Unit Subscription Agreement, dated June 19, 2018, by and between the Registrant and the Initial Shareholders for founders’ units (incorporated by reference to Exhibit 10.4 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.13	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form S-1/A (File No. 333-225352), filed with the SEC on June 14, 2018).

4.14	Administrative Services Agreement, dated June 19, 2018, between Twelve Seas and Twelve Seas Capital, Inc. (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.15	Form of Business Combination Marketing Agreement between Twelve Seas and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 of Twelve Seas’ Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018).

4.16	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 19, 2019).

4.17	Sponsor Promissory Note, dated December 11, 2017 (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).

4.18	Sponsor Promissory Note, dated April 4, 2019 (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 5, 2019).

4.19†	Land Lease Agreement, dated March 10, 2013, by and between Fujairah Municipality and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.20 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.20†	Novation Agreement, dated September 1, 2014, by and among Fujairah Municipality, Fujairah Oil Industry Zone, and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.21 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.21†	Access to and Use of Port Facilities Agreement, undated, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.22 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.22*	Offer Letter, dated April 6, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and BPGIC (incorporated by reference to Exhibit 10.23 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.23	Offer Letter (Addendum), dated July 24, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.24 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.24	Offer Letter (Addendum), dated November 13, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.25 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.25	Offer Letter (Addendum), dated December 31, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.26 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.26*	No Objection Letter in Respect of the Oil Storage Terminal Project, dated April 13, 2015, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.27 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.27	Offer Letter (Addendum), dated June 24, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.28 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.28†	Master Istisna’ Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.29 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.29*	Offer Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.30 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.30†	Master Forward Lease Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.31 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.31†	Forward Lease, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.32 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.32*†	Common Terms Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.33 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.33†	Commercial Mortgage, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.34 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.34†	Assignment of Contracts, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.35 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.35*†	Investment Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.36 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.36	Service Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.37†	Purchase Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.38 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.38†	Sale Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.39 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.39†	Seller Option Deed, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.40 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.40*	Account Pledge and Assignment, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.41 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.41	Conditional Waiver Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.42 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.42*	Common User Pipe Rack 3 Concession Agreement, dated March 31, 2016, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.43 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.43*†	The Service Agreement, dated April 1, 2017, by and between Brooge Petroleum and Gas Investment Company and Flowi Facility Management LLC (incorporated by reference to Exhibit 10.44 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.44*	Facility Offer Letter, dated April 9, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.45 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.45	Addendum to Forward Lease, dated April 26, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.46 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.46	Agreement, dated April 27, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.47 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.47*	Facility Offer Letter, dated June 4, 2018, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.50 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.48†	Murabaha Agreement for the Sale and Purchase of Commodities, undated, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.51 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.49	Letter of Condition Waiver, dated June 21, 2018, by and between First Abu Dhabi Bank and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.52 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.50	Letter Agreement for Renewal of Service Agreement, dated July 1, 2018, by and between Flowi Facility Management LLC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.53 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.51†	Contract for the Provision of Project Management Consultancy (PMC) Services Agreement, dated July 26, 2018, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.54 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.52*†	The Contract Agreement, dated September 3, 2018, by and between Audex Fujairah LL FZE and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.55 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.53†	Master Istisna’ Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.56 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.54†	Master Forward Lease Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.57 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.55*†	Common Terms Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.58 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.56	Title Agency Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.59 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.57	Indemnity Undertaking, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.60 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.58	Form of Non-Executive Director Agreement (incorporated by reference to Exhibit 10.96 of Brooge Energy Limited’s Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on August 17, 2020).

4.59†	Business Combination Agreement, dated April 15, 2019, by and among Twelve Seas, the Company, Merger Sub, BPGIC, and BPGIC Holdings, as amended (incorporated by reference to Exhibit 2.1 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.60	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).

4.61	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.62†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.63	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.64	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.65	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).

4.66†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.67	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.68†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji (incorporated by reference to Exhibit 4.74 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.69	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.75 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.70	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.71†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 4.77 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.72	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 4.78 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.73	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019 (incorporated by reference to Exhibit 4.79 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.74	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.75	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 4.81 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.76	Amendment to Phase I Construction Facilities Letter, dated December 30, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.82 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.77	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited (incorporated by reference to Exhibit 4.83 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.78	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.84 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

4.79	Land Lease Agreement, dated as of February 2, 2020, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 4.85 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.80	Proposal for Front End Engineering Design (FEED), dated April 20, 2020, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 4.91 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.81	Amendment to Phase I Construction Facilities Letter, dated June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.93 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.82	Movable Asset Mortgage, dated as of June 15, 2020, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.94 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.83	Account Pledge (First Party), dated as of June 15, 2020, by and between by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.95 of Brooge Energy Limited’s Annual Report on Form 20-F (File No. 001-39171), filed with the SEC on June 30, 2020).

4.84†	Novation Agreement, dated October 1, 2020, by and among Fujairah Oil Industry Zone, Brooge Petroleum & Gas Investment Company FZE and Brooge Petroleum & Gas Investment Company Phase III FZE (incorporated by reference to Exhibit 10.98 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

4.85*	Commercial Storage Agreement dated May 10, 2022, between BPGIC and Avis Trading Crude Oil Abroad.

4.86*	Commercial Storage Agreement dated May 10, 2022, between BPGIC and Avis Trading Crude Oil Abroad.

4.87*	Commercial Storage Agreement dated July 15, 2022, between BPGIC and Aachim Energy FZE.

4.88*	Commercial Storage Agreements dated July 01, 2022, between BPGIC and Cengeo New Energy FZ-LLC.

4.89*	Commercial Storage Agreements dated August 04, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.90*	Commercial Storage Agreement dated November 21, 2022, between BPGIC and Sahra Oil FZE.

4.91*	Commercial Storage Agreements dated September 09, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.92*	Commercial Storage Agreement dated August 2022, between BPGIC and Actirays Middle East Trading FZE.

4.93	Commercial Storage Agreements dated December 13, 2022, between BPGIC and Cengeo New Energy FZ-LLC

4.94	Commercial Storage Agreements dated February 01, 2023, between BPGIC and Atlantis Commodities Trading HK Limited.

4.95	Commercial Storage Agreement dated June 15, 2023 between BPGIC and Valens DMCC.

4.96	Commercial Storage Agreement dated June 23, 2023 between BPGIC and 1Energin DMCC.

4.97**	Commercial Storage Agreement dated July 7, 2023 between BPGIC and Turkiz Fuel Trading LLC.

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of Brooge Energy Limited’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-248068) filed with the SEC on February 4, 2021).

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

11.2	Insider trading policy

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

15.1	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

15.2	Compensation Committee Charter (incorporated by reference to Exhibit 15.2 of Brooge Energy Limited’s Shell Company Report on Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).

15.3	Letter from Affiniax A A S Auditors to the Securities and Exchange Commission

15.4	Letter from Pipara & Co. LLP to the Securities and Exchange Commission

97.1	Executive Officer Incentive Compensation Recovery Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.

**	To be filed by Amendment

†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOGE ENERGY LIMITED

10 November, 2024	By:	/s/ Siavosh Hossein
		Name:	Siavosh Hossein
		Title:	Director

Brooge Energy Limited

Consolidated Financial Statements

for the year ended December 31, 2023

Brooge Energy Limited

Index to the Consolidated Financial Statements

As at December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Brooge Energy Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brooge Energy Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023, the related consolidated statement of comprehensive income and, changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended, in conformity with International Financial Reporting Standards.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S federal securities laws and the applicable rules and regulations of the U.S Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matters

We draw attention on the following matters:

a) Refer Note 11 (a) to the consolidated financial statements in respect of recording of revenue of USD 14.89 million, the company has provided for USD 14.89 million with respect of the Trade Receivables against such revenue, as the management is not confident of recovery of such amount as explained in the same note. This is in view of significant uncertainty that exists with recovery of this amount.

b) As stated in Note 18 the group has reached a settlement with Securities and Exchange Commission (SEC) relating to alleged fraudulent accounting and offering conducted by group in earlier years. Accordingly, the Financial Statements for December 31, 2022 were restated by the group. SEC has imposed a civil money penalty of USD 5,000,000. The group has paid the settlement amount as stated in Note 28 on January 3, 2024.

c) As stated in Note No. 14, an amount of USD 15 million paid to a contractor for construction of the terminal (fixed asset) in earlier years has been written off in the books of account after assessment by the management and reconciliation with the books of account with such contractor.

d) We draw attention to Note 18 in the consolidated financial statements, which describes the court award issued in favor of BIA of USD 130 million. The Union Supreme Court of the UAE has issued a binding order mandating payment of this Award. As stated in the Note, after reviewing the litigation settlement documents, it is discussed that an opening balance of USD 74.253 million payable to BIA. As the result of the above order litigation settlement amounting to USD 55.746 have been recorded as litigation settlement in the statement of comprehensive income.

e) The current liabilities of the group exceed current assets by USD 320.389 million. Further the bonds amounting to USD 160 Million are repayable in a period less than 1 year from the date of issuance of our report. Further, there is substantial litigation going on in the US court in respect of a Class Action Suit against the company.

The management is of the view as stated in Note 2 of the Notes to the Basis of Preparation of Consolidated Financial Statement that sufficient mitigation plan exists as detailed in the note stated above.

Our Audit report is not modified in respect of above matters.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

a. Contingencies for investigations, lawsuits, and other legal proceedings

Critical audit matter description	As discussed in Note-22 to the consolidated financial statements, there is an ongoing class action suit against the group for various financial irregularities observed.
How we addressed the matter in our audit	We enquired with management and Audit Committee of the Board of Directors of the Company about the facts of the case. We checked the amount mentioned in contingent liability is correctly disclosed.

Bansal & Co LLP

We have served as the Group’s auditor from the current year.

New Delhi, India

Date- November 10th 2024

Brooge Energy Limited

Consolidated Statement of Comprehensive Income

For the year ended December 31, 2023

(Figures in USD)

	Note	2023	2022

Revenue	6	105,695,648	81,540,776
Direct costs	7	(23,755,056)	(24,691,442)
Gross profit		81,940,592	56,849,334

Other income		189,857	180,345
Change in estimated fair value of derivative warrant liability	19	3,931,592	7,430,035
General and administration expenses	8	(54,075,686)	(15,652,819)
Finance costs	9	(20,915,219)	(25,417,989)
Litigation settlement	18	(55,746,035)	Nil
Changes in fair value of derivative financial instruments	13	(3,653,296)	3,840,379
(Loss) / profit for the year		(48,328,195)	27,229,285

Other comprehensive income		Nil	Nil
Total comprehensive (loss) / income for the year		(48,328,195)	27,229,285

Basic and diluted (loss) / earnings per share	23	(0.55)	0.31

Adjusted EBITDA	24	79,693,228	53,861,371

The accompanying notes form an integral part of these consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Financial Position

As at December 31, 2023

(Figures in USD)

	Note	2023	2022

ASSETS

Current Assets
Cash and cash equivalents	10	7,718,655	762,929
Restricted bank balance	10	12,195,847	7,497,052
Trade accounts receivable	11	41,592	5,275,047
Inventories		412,743	315,576
Other receivable and prepayments		1,847,968	724,093
Total Current Assets		22,216,805	14,574,697

Non-Current Assets
Restricted bank balance	10	8,500,000	8,500,000
Property, plant and equipment	12	449,453,242	426,040,639
Derivative financial instrument	13	5,610,000	9,263,296
Advances to contractor	14	204,000	15,223,215
Total Non-Current Assets		463,767,242	459,027,150
Total Assets		485,984,047	473,601,847

LIABILITIES AND EQUITY

Current Liabilities
Borrowings	15	160,496,134	171,696,134
Trade and accounts payables	16	40,253,609	17,242,748
Lease liabilities	17	9,003,395	6,316,342
Derivative warrant liability	19	314,188	4,245,780
Contract liabilities	11	2,539,404	6,222,055
Other payable	18	130,000,000	74,253,965
Total Current Liabilities		342,606,730	279,977,024

Non-Current Liabilities
Borrowings	15	1,386,469	1,782,603
Lease liabilities	17	82,987,919	84,557,069
Employees' end of service benefits		112,133	134,200
Asset retirement obligation		2,124,299	2,056,259
Total Non-Current Liabilities		86,610,820	88,530,131

Equity
Share capital	20	8,804	8,804
Share premium	20	101,777,058	101,777,058
Statutory reserve	20	680,643	680,643
(Accumulated losses) / Retained earnings		(116,091,795)	(67,763,600)
Shareholder's account	21	70,391,787	70,391,787
Total Equity Attributable to the Shareholders		56,766,497	105,094,692
Total Liabilities and Equity		485,984,047	473,601,847

The accompanying notes form an integral part of these consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Changes in Equity

For the year ended December 31, 2023

(Figures in USD)

	Share Capital	Share premium	Statutory Reserve	(Accumulated losses) / Retained earnings	Shareholder's Account	Total

As at January 1, 2022	8,804	101,777,058	680,643	(94,992,885)	71,017,816	78,491,436
Profit for the year	Nil	Nil	Nil	27,229,285	Nil	27,229,285
Movements during the year	Nil	Nil	Nil	Nil	(626,029)	(626,029)
As at December 31, 2022	8,804	101,777,058	680,643	(67,763,600)	70,391,787	105,094,692

Loss for the year	Nil	Nil	Nil	(48,328,195)	Nil	(48,328,195)
As at December 31, 2023	8,804	101,777,058	680,643	(116,091,795)	70,391,787	56,766,497

The accompanying notes form an integral part of these consolidated financial statements.

Brooge Energy Limited

Consolidated Statement of Cash Flows

For the year ended December 31, 2023

(Figures in USD)

	Note	2023	2022

Cash Flows from Operating Activities

(Loss) / profit for the year		(48,328,195)	27,229,285

Adjustments for:
Depreciation of property, plant and equipment	7	12,656,056	12,615,658
Interest on borrowings	9	17,606,995	22,177,769
Interest on lease liabilities	9	3,086,680	3,043,214
Provision for employees’ end of services benefits		245,882	256,890
Changes in fair value of derivative financial instruments	13	3,653,296	(3,840,379)
Asset retirement obligation – accretion expense	9	68,040	65,859
Litigation settlement	18	55,746,035	Nil
Expected credit losses of trade accounts receivables	8	18,202,132	Nil
Write-off of advances to contractor	8, 14	15,006,262	Nil
SEC settlement charges	8	5,000,000	Nil
Change in estimated fair value of derivative warrant liability	19	(3,931,592)	(7,430,035)
Write-off of trade accounts receivables	8	927,519	Nil

Changes in operating assets and liabilities
Increase in trade accounts receivables, other receivable and prepayments		(15,020,071)	(1,095,780)
Increase in inventories		(97,167)	(65,216)
(Decrease) / increase in trade and accounts payables		(2,302,002)	1,471,211
(Decrease) / increase in contract liabilities		(3,682,651)	3,804,099
Payment of employees’ end of services benefits		(267,949)	(183,314)
Net cash flows from operating activities		58,569,270	58,049,261

Cash Flows from Investing Activities

Amount deposited in restricted bank account		(4,698,795)	(1,568,377)
Purchase of property, plant and equipment		(13,278,355)	(19,193,314)
Net cash flows used in investing activities		(17,977,150)	(20,761,691)

Cash Flows from Financing Activities

Proceeds from borrowings		Nil	3,105,092
Repayment of borrowings		(14,396,134)	(14,926,355)
Interest paid on borrowings		(15,102,898)	(16,223,888)
Payment of lease liabilities	17	(4,137,362)	(9,305,777)
Movement in shareholder's account	21	Nil	(626,029)
Net cash flows used in financing activities		(33,636,394)	(37,976,957)

Net change in cash and cash equivalents		6,955,726	(689,387)
Cash and cash equivalents at January 1		762,929	1,452,316
Cash and cash equivalents at December 31		7,718,655	762,929

The accompanying notes form an integral part of these consolidated financial statements.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

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

The Company changed its name from Brooge Holdings Limited to Brooge Energy Limited on April 7, 2020.

The subsidiaries of the Company are as follows:

i. Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”)

BPGIC FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 13-FZE-1117.

BPGIC FZE is a 100% subsidiary of the Company.

BPGIC FZE had a one subsidiary Brooge Petroleum and Gas Management Company Limited (“BPGMC Limited”). BPGMC Limited was a company with limited liability registered in Dubai International Financial Centre (DIFC) with commercial license number CL3852.

As of December 21, 2022, BPGMC Limited had been officially dissolved (voluntary winding up) and ceased to exist as a DIFC entity.

ii. Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC Phase III FZE”)

BPGIC Phase III FZE is a Free Zone Establishment formed and registered in the Fujairah Free Zone Authority under registration number 20-FZE-1972.

BPGIC Phase III FZE is a 100% subsidiary of the Company.

BPGIC Phase III FZE has a one subsidiary BPGIC Phase 3 Limited (“BPGIC Phase III Ltd”). BPGIC Phase 3 Limited is a Free Zone Company with limited liability formed in accordance with the provisions of Jebel Ali Free Zone Authority Offshore Companies Regulations 2018. The registration number of BPGIC Phase 3 Limited is 226933.

iii. BPGIC International

BPGIC International formerly known as Twelve Seas, is a company with limited liability registered as an exempted company in the Cayman Islands.

BPGIC International is a 100% subsidiary of the Company.

iv. Brooge Renewable Energy Limited

Brooge Renewable Energy Limited is a company with limited liability registered as an exempted company in the Cayman Islands and registered on July 1, 2021. The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Brooge Renewable Energy Limited is a 100% subsidiary of the Company.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

1	Legal Status, Management and Business Activity (Continued)

The Company was incorporated on April 12, 2019, for the sole purpose of consummating the business combination described further below.

On April 15, 2019, BPGIC FZE entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On May 10, 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

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

As a result of the above transaction, the Company became the ultimate parent of BPGIC FZE and Twelve Seas on December 20, 2019, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols BROG and BROGW, respectively. Upon the closing of business combination, Twelve Seas changed its name to “BPGIC International”.

The consolidated financial statements are prepared as a continuation of the financial statements of BPGIC FZE, the acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited).

The Company’s majority shareholder is BPGIC Holdings Limited (“Shareholder”). The ultimate controlling party of the Company is a group of individuals consisting of Mr. Salman Al Ameri, His Highness Sheikh Mohammad Bin Khalifa Bin Zayed Al Nahyan, and Ms. Hind Mohammed Muktar Ahmed.

The audited consolidated financial statements were authorised for issue by the Board of Directors.

2	Basis of Preparation of Consolidated Financial Statements

These consolidated financial statements are prepared on a going concern basis and in compliance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost basis.

These consolidated financial statements are presented in United States Dollars ("USD") which is the functional and presentation currency of the Group. All financial information presented in USD has been rounded to the whole number, unless otherwise stated.

The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2023. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee

●	The ability to use its power over the investee to affect its returns

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

2	Basis of Preparation of Consolidated Financial Statements (Continued)

Basis of Consolidation (Continued)

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in consolidated statement of comprehensive income. Any investment retained is recognised at fair value.

Going Concern

During the year ended December 31, 2023, the Group incurred a loss of USD 48,328,195 but generated positive operating cash flows of USD 58,569,270. Furthermore, the Group is required to make a single bullet repayment of USD 144,000,000 in September 2025, as stipulated in the terms of the Bond (Note 15).

As of December 31, 2023, the Group was in breach of certain covenant requirements as per the Bond Terms and these breaches do not constitute payment defaults as the Group has always met the coupon and instalment payments as per the Bond Terms. Even though the lender did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has classified its debt balance of USD 160,100,000 as a current liability. Further, as of the year end the Group’s current liabilities exceeded its current assets by USD 320,389,925. All of the above represents uncertainty that casts doubt upon the Group’s ability to continue as a going concern, however if the Group is able to obtain a waiver for its noncompliance under the Bond Terms and a waiver for other payables in current liabilities the Group is expected to have a significant reduction in its current liabilities which would mitigate the doubt on the Group’s ability to continue as a going concern. The Group is actively collaborating with GulfNav and its advisors to finalize the definitive sale and purchase agreement. The consideration for the shares will consist of a mix of cash and shares, including mandatory convertible bonds that will convert into shares. The Group is confident that future cash inflows will be adequate to meet its bond repayment obligations.

These consolidated financial statements are prepared on a going concern basis and in compliance with IFRS issued by IASB. The validity of this assumption depends upon the continued financial support to the Group by its Shareholders. The consolidated financial statements do not include any adjustment that should result from a failure to obtain the financial support. The Management has no intention to discontinue the operations of the Group. The assets and liabilities are recorded on the basis that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. This position does not impair the financial position of the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

3	Changes in Accounting Policies and Disclosures

New and Amended Standards and Interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

●	IFRS 17 - Insurance Contracts;

●	Amendments to IAS 8 - Definition of Accounting Estimates;

●	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies;

●	Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction;

●	Amendments to IAS 12 - International Tax Reform.

The adoption of above standards and amendments did not have any significant impact on the consolidated financial statements of the Group.

New Standards and Interpretations Not Yet Effective

The Group intends to adopt the following standards, if applicable, which are effective on or after January 1, 2024:

●	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback;

●	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current;

●	Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements.

The Group does not expect these new standards, interpretations and amendments to have any significant impact on the consolidated financial statements.

4	Significant Accounting Judgements, Estimates and Assumptions

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

Useful Life and Depreciation of Property, Plant and Equipment

The Group's management determines the estimated useful lives of its property, plant and equipment for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Management reviews the useful lives annually and the future depreciation charge would be adjusted where management believes that the useful lives differ from previous estimates. The depreciation period of the right-of-use asset has been determined to be over the lease term on the basis that the land is expected to be used for the whole period of the lease considering the existing assets and future expansion on the land.

Asset Retirement Obligation

As part of the land lease agreement between Fujairah Municipality (Fujairah Oil Industry Zone) and the Group, the Group has a legal obligation to remove the plant at the end of its lease term. The Group initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each balance sheet date to reflect the current best estimate. The unwinding of the discount is recognised as finance cost. The Group’s operating assets generally consist of storage tanks and related facilities. These assets can be used for an extended period of time as long as they are properly maintained and / or upgraded. It is the Group’s current intent to maintain its assets and continue making improvements to those assets based on technological advances.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

4	Significant Accounting Judgements, Estimates and Assumptions (Continued)

Asset Retirement Obligation (Continued)

The calculation of provision related to asset retirement obligation is most sensitive to following judgements and assumptions:

●	Discount rate of 3% based on inflation-adjusted long-term risk-free rate; and

●	Inflation rate of 0.8% used to extrapolate cash flows.

As of December 31, 2023, there was no significant construction in Phase III land, which may create material restoration obligation costs in future. Management believes the amount of provision related to site restoration provision was not material.

Recoverability of Long-Term Assets

The Group assesses assets or cash generating unit (“CGU”) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions that are subject to risk and uncertainty. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset / CGU is considered to be impaired and is written down to its recoverable amount. In assessing recoverable amount the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is identified as the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the entity and not applicable to entities in general.

For the purpose of impairment testing assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Phase 1 & 2 assets are technologically connected with single processing plant and the Group considers them as one CGU.

No indications of impairment were identified.

Classification of Warrants

In connection with the completion of the business combination on December 20, 2019, as described in Note 1 and Note 19 the Group issued warrants. The warrants agreement requires the Group to issue a fixed number of shares for a fixed amount of cash, however it contains a clause that allows for cashless exercise (in the event that no effective registration is maintained), which may lead to the issuance of a variable number of shares. Management assessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and as such classified the warrants as a financial liability at fair value through profit or loss.

5	Summary of Material Accounting Policies

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is net of discounts, credit notes and value added taxes. Monthly storage rates and prices for other services are contractually agreed before the services are rendered and do not contain material variable components. When it is probable that the future economic benefits will flow to the Group, the recognition in the statement of income is in proportion to the stage of the rendered performance as at the end of the reporting period. The Group has a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of the entity's services completed to date.

Tank storage rentals, including minimum guaranteed throughputs, are recognized on a straight-line basis over the contractual period during which the services are rendered. Revenues from excess throughputs, heating / cooling, homogenization, product movements and other services are recognized when these services are rendered. Customers simultaneously consume and benefit from the services at the moment that these are rendered, resulting in a situation where revenue is recognized over time. The Group is acting as a principle in its contracts.

Storage fees are invoiced upfront in the month preceding the month to which the storage fees relate. Handling and other services are invoiced afterwards, based on the actual usage.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Contract Liabilities

A contract liability is recognised if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

The Group changed the presentation of its consolidated statement of financial position as at December 31, 2023 by renaming Advances from customer to Contract liabilities. Also, the Group presented ‘restricted bank balance’ and ‘contract liabilities’ separately in the consolidated statement of financial position. These reclassifications did not have any impact on the consolidated financial statements of the Group. The management believes that such presentation is more transparent as they reflect the nature of such amounts.

Expenses

Expenses are recognised as incurred and reported in the consolidated statement of comprehensive income in the period to which they relate on an accrual basis.

Current and Non-Current Classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current / non-current classification.

An asset is current when it is:

●	Expected to be realized or intended to be sold or consumed in the normal operating cycle

●	Held primarily for the purpose of trading

●	Expected to be realised within twelve months after the reporting period

Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle

●	It is held primarily for the purpose of trading

●	It is due to be settled within twelve months after the reporting period

●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Property, Plant and Equipment (Continued)

Depreciation is charged to write off the cost of assets using the straight-line method as follows:

Groups	Years
Buildings	25
Tanks	50
Installations	20-25
Other Equipment	5
Right of use asset - Land	60

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

Impairment of Non-Financial Assets

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Inventories

Inventories are valued at the lower of cost, determined on the basis of weighted average cost, and net realizable value. Costs are those expenses incurred in bringing each item to its present location and condition. Net realisable value is valued at selling prices net of selling costs.

Inventories comprise of spare parts and consumables.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Leases (Continued)

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

c) any initial direct costs incurred by the Group; and

d) an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of the right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

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

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Leases (Continued)

The Group accounts for a lease modification as a separate lease if both:

a) the modification increases the scope of the lease by adding the right to use one or more underlying assets and

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

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets of the Group include cash, cash equivalents, restricted bank balance, trade accounts receivable and other receivable.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets measured at amortised cost;

●	Financial assets at fair value through OCI with recycling of cumulative gains and losses;

●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition;

●	Financial assets at fair value through profit or loss.

Financial assets measured at amortised cost

Financial assets are carried at amortised cost if both of the following conditions are met:

●	The asset is held within a business model with the objective to hold assets in order to collect contractual cash flows; and

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Financial Assets (Continued)

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised from the consolidated statement of financial position where:

●	The rights to receive cash flows from the asset have expired;

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original current amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognises an allowance for expected credit loss (ECL) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

Write-off of financial assets

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Financial Liabilities (Continued)

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

●	Financial liabilities at fair value through profit or loss;

●	Financial liabilities measured at amortised cost.

The Group has no financial liabilities at fair value through profit or loss.

Trade and accounts payables

Liabilities for trade and accounts payables are recognised at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Borrowings

All borrowings are initially recognized at the fair values less directly attributable transaction costs. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statement of comprehensive income when liabilities are derecognized.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of comprehensive income or loss.

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

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand, balances in bank accounts and short term highly liquid deposits with a maturity date of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset, and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group comprising of share capital and shareholders’ accounts are recorded at the proceeds received, net of direct issue costs.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

5	Summary of Material Accounting Policies (Continued)

Statutory Reserve

As required by the Articles of Association of the BPGIC FZE, 10% of the profit for the year must be transferred to the Statutory reserve. The statutory reserve is not available for distribution to the shareholders. The Group has discontinued the annual transfers of 10% of the net profits of the Group as the reserve totals 50% of its paid up share capital.

Fair Values of Financial Instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

The fair value of financial instruments not traded on an active market is determined by using appropriate valuation techniques. Such techniques may include the use of recent commercial transactions in the market; reference to the current fair value of another instrument, which is practically the same; analysis of discounted cash flows or other valuation techniques.

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

Input VAT and Output VAT

Input VAT is recognized when the goods or services are supplied to the Group and the tax on which is paid / due to be paid by the Group to the Supplier.

Output VAT is recognized in respect of taxable supply of goods / services rendered by the Group on which tax is charged and due to be paid to the UAE Federal Tax Authority.

Corporate Tax in the UAE

On December 9, 2022, the UAE Ministry of Finance published the full text of the law Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses. This means businesses will be subject to UAE Corporate Tax from the beginning of their first financial year that starts on or after June 1, 2023. Per the Cabinet of Ministers Decision No. 116 published on January 16, 2023, a standard rate of 9% will apply to taxable income exceeding a threshold of AED 375,000, and a rate of 0% will apply to taxable income not exceeding that threshold.

As the Group’s accounting year ends on December 31, accordingly the effective implementation date for the Group will start from January 1, 2024, to December 31, 2024, with the first return to be filed on or before September 30, 2025. The Group is currently assessing the impact of this tax.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

6	Revenue

	2023	2022

Storage rental income	102,045,523	77,577,633
Reimbursable port charges (Note 7)	2,027,106	2,039,396
Ancillary services	1,623,019	1,923,747
	105,695,648	81,540,776

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a contract with its customers. Accordingly, there is no cyclicality in the Group's operations.

The commercial contracts with customers have been assigned as security against the borrowings obtained in 2020.

Reimbursable port charges of USD 2,027,106 (2022: USD 2,039,396) are paid by the Group to the port authority and recharged to the customers.

7	Direct Costs

	2023	2022

Depreciation on property, plant and equipment	12,656,056	12,615,658
Employees' costs	4,528,323	4,232,980
Reimbursable port charges (Note 6)	2,027,106	2,039,396
Maintenance charges	1,635,693	2,741,780
Spare parts and consumables used	1,140,063	1,460,979
Insurance charges	1,050,188	955,977
Others	717,627	644,672
	23,755,056	24,691,442

8	General and Administration Expenses

	2023	2022

Expected credit loss on trade accounts receivables (Note 11)	18,202,132	Nil
Write-off of advances to contractor (Note 14)	15,006,262	Nil
Legal and professional	6,795,869	7,383,335
SEC settlement charges (Note 16)	5,000,000	Nil
Sales and marketing	3,855,029	3,026,399
Employees' cost	2,741,321	3,292,361
Write-off of trade accounts receivables (Note 11)	927,519	Nil
Insurance	895,157	949,784
Board fees and expenses	392,448	356,493
Office expenses	203,098	409,544
Rent	2,836	166,894
Others	54,015	68,009
	54,075,686	15,652,819

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

9	Finance Costs

	2023	2022

Interest on borrowings	17,606,995	22,177,769
Interest on lease liabilities	3,086,680	3,043,214
Bank charges	133,220	119,347
Asset retirement obligation - accretion expenses	68,040	65,859
Exchange loss	20,284	11,800
	20,915,219	25,417,989

10	Restricted Bank Balance, Cash and Cash Equivalents

	2023	2022

Cash in hand	15,065	18,839
Balances in current accounts	28,399,437	16,741,142
	28,414,502	16,759,981
The above consist of the following:
Non-current
Restricted bank balance (Note 15)	8,500,000	8,500,000
	8,500,000	8,500,000
Current
Cash and cash equivalents	7,718,655	940,925
Restricted bank balance	12,195,847	7,319,056
	19,914,502	8,259,981

As of December 31, 2023, restricted bank balances include USD 8,500,000 (2022: USD 8,500,000) held in the Liquidity account, USD 7,195,790 (2022: USD 7,319,056) held in the Debt Service Retention account, USD 5,000,057 (2022: nil) is held in the Escrow account. The amount in the Escrow account purposed to pay the SEC settlement charge (Note 18).

In December 2023, two former directors of the Group transferred USD 200,000 (USD 100,000 each) to the Escrow account from their personal account to pay the SEC settlement charge. These balances are not available for use by the Group and was not recognized as asset.

A first priority pledge over the balances in the Earnings account, Liquidity account, and Debt Service Retention account is held as security under the Bond Terms.

Significant non-cash transactions

The Group recorded trade and accounts payables of USD 21,416,246 due to property, plant and equipment suppliers as at December 31, 2023 for additions of capital work in progress during the year.

11	Trade Accounts Receivables and Contract Liabilities

	2023	2022

Trade accounts receivables	19,171,243	5,275,047
Less: Expected credit losses	(18,202,132)	Nil
Less: Write-off	(927,519)	Nil
	41,592	5,275,047

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

11	Trade Accounts Receivables and Contract Liabilities (Continued)

The age analysis of trade accounts receivables as at the end of the reporting period was as follows:

	Gross carrying amount		Expected credit loss		Expected credit loss rate
	2023	2022	2023	2022	2023	2022

Current	3,566,177	623,068	(3,524,585)	Nil	99%	Nil
More than 30 days past due	1,114,733	2,889	(1,114,733)	Nil	100%	Nil
More than 60 days past due	2,228,819	Nil	(2,228,819)	Nil	100%	Nil
More than 120 days past due	1,652,053	1,753	(1,652,053)	Nil	100%	Nil
More than 150 days past due	9,681,942	4,647,337	(9,681,942)	Nil	100%	Nil
	18,243,724	5,275,047	(18,202,132)	Nil

a)	ECL of USD 14,888,594 due from a single international customer, net of credit notes issued for tanks novated back by BPGIC FZE due to the default in payment within the same year. In order to ascertain an event of potential credit loss from this customer, the Management performed an assessment of any circumstances of which the Group are aware regarding this customer's inability to meet its financial obligations including:

●	ongoing negotiations with the customer and the expected recoverability. and

●	the failure of a debtor to engage in a repayment plan with the Group.

b)	ECL of USD 3,313,538 due from a UAE based customer against which the management has filed a court case and received verdict in its favor as per DIAC court verdict received in July 2024, however, since the receivable is still subject to enforcement activities and given no recovery is made until October 2024, ECL provision has been created on the same (Note 28).

Based on the above-mentioned factors, the management provisioned an expected credit loss on trade accounts receivables amounting to USD 18,202,132 and expensed to the consolidated statement of comprehensive income (Note 8).

c)	Also, during the year the management decided to write-off trade accounts receivables amounting USD 927,519 as there was no reasonable expectation of recovery (2022: nil).

d)	For explanation on the Group credit risk management process, refer Note 24.

e)	Trade receivables are non-interest bearing.

Contract Liabilities

At December 31, 2023, the Group had a contract liabilities of USD 2,539,404 related to storage services (2022: USD 6,222,055). The decrease in 2023 was due to the expiration of some contracts, which were replaced by new contracts.

Revenue recognized during the year from the amount included in contract liabilities at the beginning of the period.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

12	Property, Plant and Equipment

	Buildings	Installations	Other Equipments	Tanks	Capital Work in Progress	Right of use Assets	Total

Cost:
As at January 1, 2023	30,813,692	179,367,406	1,223,689	154,532,494	17,209,735	84,989,427	468,136,443
Additions	Nil	21,455	26,845	868,035	36,062,968	Nil	36,979,303
Reclassified during the year	Nil	Nil	359,331	(359,331)	Nil	Nil	Nil
Transfers from capital work in progress	152,911	148,000	Nil	Nil	(300,911)	Nil	Nil
As at December 31, 2023	30,966,603	179,536,861	1,609,865	155,041,198	52,971,792	84,989,427	505,115,746

Accumulated Depreciation:
As at January 1, 2023	5,829,153	19,845,924	371,454	9,845,886	Nil	6,203,387	42,095,804
Reclassified during the year	Nil	Nil	297,144	(297,144)	Nil	Nil	Nil
Charge for the year	1,238,129	7,598,278	226,183	3,105,239	Nil	1,398,871	13,566,700
As at December 31, 2023	7,067,282	27,444,202	894,781	12,653,981	Nil	7,602,258	55,662,504

Net Book Value:
As at December 31, 2023	23,899,321	152,092,659	715,084	142,387,217	52,971,792	77,387,169	449,453,242
As at December 31, 2022	24,984,539	159,521,482	852,235	144,686,608	17,209,735	78,786,040	426,040,639

Capital work in progress as of December 31, 2023, mostly relates to the Group's cost pertaining to the Early Preparation Works and Terminal Connectivity under development. The construction project is expected to be completed in 2027 (Phase I) and in 2028 (Phase II).

Land lease agreement and the moveable assets of the Group are pledged as security against borrowings obtained in 2020 (Note 15).

Total amount of borrowing costs capitalised during the year ended December 31, 2023, was USD 7,820,010 (December 31, 2022: USD 8,307,692). It includes an amount of USD 6,909,366 related to finance charge of lease liabilities and an amount of USD 910,644 related to depreciation charge on right-of-use asset capitalised. The rate used to determine the amount of borrowing costs eligible for capitalisation was 13%.

The depreciation charge for the year is allocated to the consolidated statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	2023	2022

Direct costs (Note 7)	12,656,056	12,615,658
CWIP	910,644	926,099
	13,566,700	13,541,757

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

13	Derivative Financial Instruments

	2023	2022

Call option	5,610,000	9,263,296
	5,610,000	9,263,296

On September 24, 2020, the Group issued long term fixed interest rate senior secured bonds of USD 200,000,000 to private investors with a face value of USD 1 at an issue price of USD 0.95 (Note 15). The Group has the option to redeem the bonds in full or in part any time after September 24, 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued.

In 2023 management assessed the value of the call option and classified of USD 3,653,296 (2022: USD 3,840,379) as change in fair value of derivative financial instrument in the consolidated statement of comprehensive income.

14	Advances to Contractor

	2023	2022

Advances to contractor	15,210,262	15,223,215
Write-off (Note 8)	(15,006,262)	Nil
	204,000	15,223,215

The above amount represents payments made to Audex Fujairah LL FZE and Audex Pte Ltd, Singapore (together “Audex”) for the construction of the Group’s Fujairah Terminal, which were assessed and written-off in 2023 after reconciling the books of accounts with the long-standing EPC partner Audex.

15	Borrowings

	Maturity	2023	2022

Current borrowings
Current portion of Bonds	On demand	160,100,000	171,300,000
Current portion of Term loan		396,134	396,134
		160,496,134	171,696,134
Non-current borrowings
Non-current portion of Term loan	2028	1,386,469	1,782,603
		1,386,469	1,782,603
Total borrowings		161,882,603	173,478,737

Bonds

As at December 31, 2023, the bonds are classified as current as the Group is in technical breach of certain covenants under the Bond Terms. These breaches do not constitute payment defaults as the Group has always met the coupon and instalment payments as per the Bond Terms.

Bonds	Coupon rate %	Effective interest rate %	Maturity date	2023	2022

USD 200,000,000 bond net of transaction costs	8.50%	10.57%	Refer note below	160,100,000	171,300,000

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

15	Borrowings (Continued)

Bonds (Continued)

On September 24, 2020, BPGIC FZE issued long term fixed interest rate senior secured bonds of USD 200,000,000 to private investors with a face value of USD 1 at an issue price of USD 0.95. The Group can issue further bonds of up to USD 50,000,000 under identical terms except issue price that can be above or below the nominal amount, subject to certain conditions. The proceeds of the bonds of USD 186,000,000 net of USD 4,000,000 of transaction costs were drawn down during November 2020. In accordance with the terms of the bonds, the proceeds were used to settle the existing term loans and promissory notes. The amount of USD 85,000,000 were transferred to a Construction account to be used solely to fund the remaining phase 2 construction costs. The balance proceeds were used for general corporate purposes.

The bonds will be repaid in semi-annual payments of USD 7,000,000 starting September 2021 until March 2025, and one bullet repayment of USD 144,000,000 in September 2025. Interest will accrue at a coupon rate of 8.5% and will be payable semi-annually in March and September each year. The Group has the option to redeem the bonds in full or in part any time after September 24, 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued. On December 31, 2023, the management assessed the value of the call option of USD 5,610,000 (December 31, 2022: USD 9,263,296) (Note 13).

The bonds are secured by:

(i)	Pledge over all the existing and future shares of BPGIC FZE;

(ii)	Assignment of rights and pledge over the balance in the Earnings account;

(iii)	Pledge over the balance in the Liquidity account, the Debt Service Retention account and the Construction Funding account;

(iv)	Pledge over moveable assets of BPGIC FZE and its subsidiaries;

(v)	Security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;

(vi)	Security assignment over insurance contracts for phase I terminal, phase II terminal and admin building;

(vii)	Security assignment over group and intercompany loans; and

(viii)	Corporate guarantee from Brooge Energy Limited.

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter-company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds:

(i)	Minimum Liquidity: BPGIC FZE to maintain USD 8.5 million in the Liquidity account;

(ii)	Leverage Ratio: BPGIC FZE and its subsidiaries’ leverage ratio not to exceed:

(A) 5.5x at December 31, 2020;

(B) 3.5x at December 31, 2021; and

(C) 3.0x anytime thereafter; and

(iii)	Working Capital: BPGIC FZE and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Brooge Energy Limited to comply with the following financial covenant:

(i)	Maintain a minimum equity ratio of 25%.

As of December 31, 2023, the Group continued to be in technical breach of the requirements to comply with certain covenants as per Bond Terms. Even though the lenders did not declare an event of default under the bond agreement, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the bonds. Accordingly, the Group has continued to classify the respective bonds as a current liability as of December 31, 2023. The Group is in ongoing discussions with certain significant bondholders for waiver of these certain breaches as per the Bond Terms.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

15	Borrowings (Continued)

Bonds (Continued)

Bond Waiver letter

On April 27, 2022, the Group entered into an agreement with the Bondholders to implement following amendments to the Bond Financing Facility, effective immediately:

(a)	Waiver of the Events of Defaults that are triggered by the technical breaches of the Leverage Ratio and positive Working Capital covenants until December 31, 2022.

(b)	The requirement to maintain a Leverage Ratio to not exceed certain thresholds is suspended (waived) for the results period from December 31, 2021 to and including December 30, 2022, and shall be tested again for the 12 months results period from (and including) January 1, 2022 to December 31, 2022 (inclusive) at 3.5x, stepping down to 3.0x anytime thereafter (as per the original terms of the Bond Financing Facility). For the avoidance of doubt, the costs associated with the amendments shall not be taken into consideration in EBITDA when calculating Leverage Ratio.

(c)	The requirement to maintain a positive Working Capital is suspended (waived) for the period from December 31, 2021, to and including December 30, 2022, and shall be tested again starting from and including December 31, 2022.

(d)	Permitted Distribution:

(i)	No Permitted Distribution shall be made before the Group is in compliance with financial covenant requirements under the original terms of the Bond Facility Financing.

(ii)	Furthermore, the Group shall provide to the Bond Trustee a written statement signed by its chief executive officer and chief financial officer within three business days prior to any permitted distribution under the terms of the Bond Financing Facility that (A) states the amount being distributed as a permitted distribution, (B) confirms the conditions with respect to such distribution are satisfied, and (C) declares such distribution will not lead to an Event of Default on the next testing date.

Term loan

During 2022, the Group obtained a loan facility from a commercial bank in UAE amounting to AED 8,730,000 (equivalent to USD 2,376,804) to partially finance the purchase of corporate office for the Group in Dubai. The new facility carries interest at 3 months EIBOR + 4% margin (minimum 6.5% per annum) and is repayable in 24 quarterly instalments commencing 6 months after the date of disbursement. The loan is secured by:

i. Corporate guarantee from Brooge Energy Limited.

ii. BPGIC Phase 3 Limited grants in favour of the commercial bank a First Rank Degree Mortgage for a total mortgage of AED 13,000,000 of the corporate office.

iii. Rental income generated by the corporate office to be automatically assigned to the commercial bank unless the parties agree otherwise in writing.

iv. Authority to debit account of BPGIC FZE.

v. Promissory note for the secured loan.

vi. Security cheque covering the total facility limit drawn by the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

16	Trade and Accounts Payables

	2023	2022

Trade accounts payable	24,266,237	9,853,157
Capital accruals	5,615,601	Nil
SEC settlement obligation (Note 18)	5,000,000	Nil
Accrued interest on borrowings	3,519,648	3,815,551
Accrued expenses	1,512,726	3,076,957
VAT payable	339,397	497,083
	40,253,609	17,242,748

Trade and accounts payables (excluding accrued interest on borrowings) are non-interest bearing and are normally settled on 90-day terms.

17	Lease liabilities

	2023	2022

As at January 1	90,873,411	89,781,180
Interest on lease liabilities	9,996,046	10,398,008
Land rentals	(8,878,143)	(9,305,777)
As at December 31	91,991,314	90,873,411

Current portion of lease liabilities	9,003,395	6,316,342
Non-current portion of lease liabilities	82,987,919	84,557,069

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah (Fujairah Oil Industry Zone) for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

During 2020, the Group entered into a land lease agreement in respect of its Phase III project with Fujairah Oil Industry Zone for a period of 30 years, extendable for another 30 years. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the lease rentals cover a period up to 60 years discounted at the rate of 13% as an incremental borrowing rate for the Group. The annual lease rental is increased by 2% on an annual basis and there is an initial rent-free period of 18 months from the contract date.

18	Other Payable

	2023	2022

Brooge International Advisory LLC (BIA)	130,000,000	74,253,965
	130,000,000	74,253,965

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

18	Other Payable (Continued)

On April 26, 2023, the Group filed the Super Form 20-F for the financial years 2018 to 2022 and regained compliance with Nasdaq rules and regulations. However, as disclosed on May 27, 2022, the Group had not been able to file the 2021 Form 20-F due to an ongoing nonpublic examination being conducted by the U.S. SEC regarding the consolidated financial statements of the Group. Subsequently, the Audit Committee of the Board of Directors (the “Audit Committee”), engaged independent counsel to conduct under its supervision, an internal examination into the Group’s revenue recognition practices and related matters. As a result of the findings from this internal examination, on August 12, 2022, the Audit Committee, in consultation with the Group’s management, concluded that the previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020, 2019 and 2018, and the previously issued unaudited consolidated financial statements for interim periods therein and the six months ended June 30, 2021, should no longer be relied upon.

In connection with the internal examination, the Group conducted a comprehensive review of the accounting policies, procedures, and internal controls related to revenue recognition. All available customer contracts were assessed based on IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases. This review identified that the funds received from a related party viz. M/s Al Brooge International Advisory LLC ("BIA") do not qualify to be recognised as revenue. Due to the qualitative nature of the matters identified in the Group’s internal examination, including the number of years over which the nonqualified revenue was recognized the Group determined that it would be appropriate to rectify the misstatements in the previously issued consolidated financial statements by restating such consolidated financial statements. Accordingly, the amount of USD 74,253,965 which represents funds received from BIA, was reversed from revenue, and re-classified as Other payable under Liabilities for the financial years from 2018 to 2020.

The above changes pertaining to reversal of Revenue and recognition of such amount under Other payable were accounted retrospectively in accordance with IAS 8.

Pending its potential receipt of confirmation or adequate supporting documentation from the party, the Group had taken a conservative approach to recognise this as a liability as at reporting periods.

Also, the Committee has decided to be conservative on the BIA relationship and hence has considered BIA to be a related party throughout the years. Please refer to Note 21.

On December 22, 2023, the Group has reached a settlement with the U.S. Securities and Exchange Commission (“SEC”) related to alleged fraudulent accounting and offering conduct by the Group. Pursuant to the SEC administrative order, which was entered on December 22, 2023, and which centers on the consolidated financial statements that have since been restated by the Group, Brooge Energy Limited fined to pay a civil money penalty of USD 5,000,000. The Group has taken the view that presenting the penalty in its consolidated financial statements reflects the substance of those transactions, which were related to the Group. Subsequently, the Group fully paid the penalty imposed (Note 28).

The administrative order resolves the SEC’s proceedings related to the Group.

Litigation settlement

On December 27, 2023, the Group was served with the UAE court order following a case brought forward by BIA. As a precautionary measure, the Court ordered the imposition of precautionary hold on the movable and immovable funds and also appointed a Judicial Guardian over the Group.

On March 5, 2024, the Federal Supreme Court (equivalent of the Court of Cassation) in the United Arab Emirates rejected the appeals filed by legal team of the Group, relating to the claim and demand for payment from BIA. As a result of the Court’s decision dated March 5, 2024, the Group was ordered to pay USD 130 million, plus four percent interest per annum from December 26, 2023, until the date of payment to BIA. Accordingly, additional provision of USD 55,746,035 was recognized in these consolidated financial statements. USD 74.3 million of the total amount corresponds to liability already recognised in prior periods, while USD 55.7 million corresponds to additional obligations imposed by the Court.

The legal team of the Group is negotiating with BIA on the execution of payment details and continues to seek alternative ways to discharge this liability by exchange or modification of liability or the recognition of a liability as equity contribution. Pending final outcome of such negotiations the amount due to BIA continues to be disclosed as other payable as per the order of Federal Supreme Court and will be reclassified in accordance with the agreement as and when it is executed.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

19	Derivative Warrant Liability

	2023	2022

Issuance of 21,228,900 warrants in connection with merger	4,245,780	11,675,815
Fair value remeasurement of derivative warrant liability	(3,931,592)	(7,430,035)
	314,188	4,245,780

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date. The derivative liabilities will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the outlay of any cash by the Group.

In connection with the completion of the business combination on December 20, 2019, each of Twelve Sea’s 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the business combination. The holders of the warrants issued pursuant to the business combination may elect, if the Group does not have an effective registration statement or the prospectus contained therein is not available for the issuance of the warrant shares to the holder, in lieu of exercising the warrants for cash, a cashless exercise option to receive a variable number of common shares.

At initial recognition on December 20, 2019, the Group recorded a derivative warrant liability of USD 16,983,200 based on the quoted price on December 20, 2019, of USD 0.8 per warrant and then revalued at USD 0.74 at December 31, 2019 resulting in a fair value gain of USD 1,273,740 and a warrant derivative liability of USD 15,709,460. These warrants were accounted for as part of the consideration transferred under IFRS 2.

On May 14, 2020, holders of 100 warrants have exercised their rights through cash exercise and converted the warrants into ordinary shares.

At December 31, 2023, the Group recorded a derivative warrant liability of USD 314,188 (December 31, 2022: USD 4,245,780) which resulted in a gain on revaluation of derivative warrant liability for the year ended December 31, 2023 of USD 3,931,592 (December 31, 2022: USD 7,430,035).

20	Share Capital, Share Premium and Statutory Reserve

	No. of Shares	USD

Authorized
Ordinary shares	450,000,000	450,000,000

Share Capital
As at December 31, 2023	88,035,353	8,804
As at December 31, 2022	88,035,353	8,804

Ordinary shares held in escrow (20,000,000 shares held by BPGIC PLC and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. These shares will be released upon the satisfaction of certain financial milestones and share price targets below the release or forfeiture of these shares in the future will not have an effect on the equity of the Group.

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds USD 12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

20	Share Capital, Share Premium and Statutory Reserve (Continued)

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds USD 250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy Limited ordinary shares equals or exceeds USD 14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period. The Escrow Period represents the period commencing from the closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the closing.

Share Premium	2023	2022

As at January 1	101,777,058	101,777,058
As at December 31	101,777,058	101,777,058

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the statutory reserve. As at December 31, 2023, the statutory reserve equals to USD 680,643 (2022: USD 680,643).

21	Transactions with Related Parties

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s audit committee.

Transactions with shareholder

Shareholder’s account is repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity. Movement in shareholder’s account represent net of contributions by the shareholder and distributions to shareholder.

	2023	2022

Transactions in shareholder’s account:
Repayments on behalf of the shareholder	Nil	(626,029)

Changes in shareholders’ account is as follows:
As at January 1	70,391,787	71,017,816
Net movements during the year	Nil	(626,029)
As at December 31	70,391,787	70,391,787

Transactions with other related parties

	2023	2022

Key management personnel remuneration	1,007,761	1,229,114
End of service benefits expense for key management	202,295	61,862

Related party balances as at the year-end are classified as under:

Related Party	Classification	2023	2022

Shareholder	Shareholder’s account (Equity)	70,391,787	70,391,787
BPGIC Holdings Limited	Due from related parties (shareholder)	210,322	34,136
HBS Investments LP	Due from related parties (shareholder)	11,430	10,381
H Capital International LP	Due from related parties (shareholder)	11,043	9,983
O2 Investments Limited as GP	Due from related parties (shareholder)	10,851	9,272
SBD International LP	Due from related parties (shareholder)	51,067	50,014
SD Holding Limited as GP	Due from related parties (shareholder)	22,118	21,842
Gyan Investments Ltd	Due from related parties (shareholder)	10,606	9,010
End of service benefits for key management personnel	Employees’ end of service benefits	46,234	42,204
Salary payables for key management personnel	Trade and accounts payables	150,814	Nil
Brooge International Advisory LLC	Other payable (other related parties)	130,000,000	74,253,965

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

21	Transactions with Related Parties (Continued)

BIA

In order to determine whether there exists a related party relationship with BIA in accordance to Paragraph (9) of International Accounting Standards (IAS 24). The Group considered the following:

●	Clause 3.4(v) of the Audit Committee (the “Committee”) Charter requires that the Committee review and approve all related-party transactions, defined as those transactions required to be disclosed under Item 7(b) of Form 20-F and NASDAQ Corporate Governance Rule 5630.

●	Clause 3 of the Related Party Transactions Policy of the Company states that, it is the responsibility of the Audit Committee to administer the Related Party Transactions Policy.

●	Commercial license of BIA with issue date of February 11, 2019, which mentions Mrs. Muktar (considered as one of the UBO for the Company) as a Partner in BIA.

●	Commercial license of BIA with issue date of February 10, 2020, which reflects the change in ownership of BIA, with Mrs. Muktar now being removed as a Partner in BIA.

●	Commercial license of BIA with issue date of April 12, 2021, which does not mention Mrs. Muktar as a Partner for BIA.

●	The Company announcement on November 20, 2019, (Form F4 Filed with the SEC) on the planned sale of Mrs. Muktar’s shares in BIA, Al Brooge International Advisory LLC will no longer be a related party.

It is noted that Mrs. Hind has left BIA in her capacity as a shareholder somewhere between November 2019 and February 2020.

The Committee has decided to be conservative on the BIA relationship and hence has considered BIA to be a related party throughout the years until further supporting documentation is obtained to prove otherwise.

22	Commitments and Contingencies

	2023	2022

Bond waiver fees*	4,300,000	Nil
Capital commitments within one year**	2,964,000	53,500,000
	7,264,000	53,500,000

*	As explained in Note 15, the Group is in technical breach of certain covenants under the Bond Terms and is in discussion with certain significant bondholders for a waiver and expects to incur waiver fees. Further it should be noted that these Breaches do not constitute payment defaults as the Group has always met the Coupon and Instalment payments as per the Bond Terms.

**	Capital commitments relate to construction project relating to interconnection of pipelines between the Group’s existing facilities and the Group’s project Phase III early preparation works in Fujairah.

Class Action Lawsuit

On February 5, 2024, a class action complaint was filed in the United States District Court for the Central District of California by Eric White against Brooge Energy Limited. The class action complaint contains substantial allegations concerning the materially false and misleading statements issued during the class period similar to those addressed in the Order Instituting Cease and Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing Cease-And-Desist Orders entered by the United States Securities and Exchange Commission on December 22, 2023 In The Matter of Brooge Energy Limited.

The Management believes that the Group’s exposure to this lawsuit is not material. Accordingly, no provisions have been made related to this lawsuit in these consolidated financial statements.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

23	Earnings Per Share

Basic EPS is calculated by dividing the profit / (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit / (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2023	2022

(Loss) / profit attributable to ordinary equity holders of the parent	(48,328,195)	27,229,285
Weighted average number of ordinary shares	88,035,353	88,035,353
Basic and diluted (loss) / earnings per share	(0.55)	0.31

As part of the business combination warrants and ordinary shares subjected to escrow have been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e. they are not in the money.

The number of contingently issuable shares (21,552,000 escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the Escrow Period. No ordinary shares would have been issuable on December 31, 2023, as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for December 31, 2023, and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

24	Financial Risk Management and Policies

The main risks arising from the Group's financial instruments are interest rate risk, market risk, credit risk, currency risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s Bonds are issued at a fixed rate of interest. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s secured loan with floating interest rates.

The following table demonstrates the sensitivity to a reasonably possible change in 3 months EIBOR, with all other variables held constant:

	Increase/ (decrease) of months EIBOR	Effect on profit for the year

2023	+1%	71,304
	-1%	(71,304)

2022	+1%	87,622
	-1%	(87,622)

Market Risk

The Group’s activities expose it to the financial risks of changes in interest rates and price risk of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange.

At the reporting date, the exposure to derivative warrant liability at fair value listed on the NASDAQ was USD 314,188 (2022: 4,245,780). The Group has determined that an increase/(decrease) of 30% on the NASDAQ could have an impact of approximately USD 94,256 increase/(decrease) on the income and equity attributable to the Group.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

24	Financial Risk Management and Policies (Continued)

Currency Risk

The Group does not have any significant exposure to currency risk as most of its assets and liabilities are denominated in USD or AED (UAE Dirham) and AED is pegged to the USD.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk on bank balances and receivables as reflected in the consolidated statement of financial position, with a maximum exposure equal to the carrying amount of these instruments. Credit quality of the customer is assessed as part of contract negotiations. Outstanding trade and other receivables are regularly monitored.

At each reporting date, the Group assesses whether financial assets not carried at fair value through profit or loss are credit impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities and obligations as and when they fall due without having to face any losses which may adversely effect the Group's financial position and reputation.

The Group manages its liquidity risk in relation to financial liabilities to ensure compliance with all covenants.

The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1-5 years	> 5 years	Total

As at December 31, 2023
Borrowings (including accrued interest)	163,606,250	127,882	373,983	1,550,206	Nil	165,658,321
Other payables	130,000,000	Nil	Nil	Nil	Nil	130,000,000
Lease liabilities	Nil	2,760,377	6,118,649	46,895,151	824,315,184	880,089,361
Trade and accounts payables (excluding accrued interest)	Nil	36,733,961	Nil	Nil	Nil	36,733,961
	293,606,250	39,622,220	6,492,632	48,445,357	824,315,184	1,212,481,643

As at December 31, 2022
Borrowings (including accrued interest)	175,103,750	134,152	393,712	1,850,189	201,882	177,683,685
Lease liabilities	Nil	2,506,062	6,249,336	36,808,047	846,079,216	891,642,661
Trade and accounts payables (excluding accrued interest)	Nil	13,427,197	Nil	Nil	Nil	13,427,197
	175,103,750	16,067,411	6,643,048	38,658,236	846,281,098	1,082,753,543

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

24	Financial Risk Management and Policies (Continued)

Changes In Liabilities Arising From Financing Activities

Below is the movement of liabilities arising from financing activities of the Group for the years ended December 31:

	As at January 1	Cash inflow	Cash outflow	Interest paid	Others*	As at December 31

2023
Borrowings (including accrued interest)	177,294,288	Nil	(14,396,134)	(15,102,898)	17,606,995	165,402,251
Lease liabilities	90,873,411	Nil	(4,137,362)	Nil	5,255,265	91,991,314

2022
Borrowings (including accrued interest)	182,781,617	3,105,092	(14,926,355)	(16,223,888)	22,557,822	177,294,288
Lease liabilities	89,781,180	Nil	(9,305,777)	Nil	10,398,008	90,873,411

*	The “Others” column mainly represents interest accrued, amortizations and costs associated with the organization of borrowings.

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder’s value and to meet its loan covenants.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust future distribution policy to shareholders, issue new shares or shareholders’ contributions.

The Group monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, the lease liabilities, borrowings, and accrued interest, less restricted bank balances, cash and cash equivalents. Equity includes share capital, statutory reserve, retained earnings / accumulated losses and shareholders’ accounts.

	2023	2022

Borrowings (including accrued interest)	165,402,251	177,294,288
Lease liabilities	91,991,314	90,873,411
Less: restricted bank balances, cash and cash equivalents	(28,414,502)	(16,759,981)
Net debt	228,979,063	251,407,718

Total equity	56,766,497	105,094,692
Total equity and net debt	285,745,560	356,502,410

Gearing ratio	80%	71%

Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (Adjusted EBITDA)

Management has presented the performance measure adjusted EBITDA because it monitors this performance measure at a consolidated level and it believes that this measure is relevant to an understanding of the Group’s and the Group’s financial performance. Adjusted EBITDA is calculated by adjusting net profit or loss to exclude the impact of taxation, interests, depreciation, amortisation, impairments, expected credit losses, write-offs, changes in fair values, other non-cash, extraordinary and one-off items.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

24	Financial Risk Management and Policies (Continued)

Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (Adjusted EBITDA) (Continued)

Adjusted EBITDA is not a defined performance measure in IFRS Accounting Standards. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

Reconciliation of adjusted EBITDA to profit or loss

		2023	2022

(Loss) / profit for the year		(48,328,195)	27,229,285

Adjustments for:
Depreciation of property, plant and equipment	7	12,656,056	12,615,658
Interest on borrowings	9	17,606,995	22,177,769
Interest on lease liabilities	9	3,086,680	3,043,214
Changes in fair value of derivative financial instruments	13	3,653,296	(3,840,379)
Asset retirement obligation - accretion expense	9	68,040	65,859
Litigation settlement	18	55,746,035	Nil
Expected credit losses of trade accounts receivables	8	18,202,132	Nil
Write-off of advances to contractor	8, 14	15,006,262	Nil
SEC settlement charges	8	5,000,000	Nil
Write-off of trade accounts receivables	8	927,519	Nil
Change in estimated fair value of derivative warrant liability		(3,931,592)	(7,430,035)
Adjusted EBITDA		79,693,228	53,861,371

25	Segment Reporting

The Group determines its operating segments based on the nature of their operations. The performance of the operating segments is assessed by management on a regular basis.

At the reporting dates, the Group has only one reportable segment - oil storage and related services.

The remaining operating segments (investment properties and renewable energy) have been aggregated and presented as other operating segment due to their insignificance.

Substantially all of the Group’s operations and assets are located in the United Arab Emirates.

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

25	Segment Reporting (Continued)

The following table represents information about revenues and net profit / (loss), assets and liabilities of operating segments of the Group for the years ended December 31, 2023, and 2022:

	Oil storage and related services	Other operating segment	Adjustments and eliminations	Consoli-dated	Oil storage and related services	Other operating segment	Adjustments and eliminations	Consoli-dated

Revenue
External customers	105,695,648	Nil	Nil	105,695,648	81,540,776	Nil	Nil	81,540,776
Inter-segment	Nil	884,835	(884,835)	Nil		612,578	(612,578)	Nil
Total Revenue	105,695,648	884,835	(884,835)	105,695,648	81,540,776	612,578	(612,578)	81,540,776

Depreciation of property, plant and equipment	(13,289,473)	(111,032)	744,449	(12,656,056)	(12,523,131)	(92,527)	Nil	(12,615,658)
Interest on borrowings	(17,424,761)	(182,234)		(17,606,995)	(22,048,383)	(129,386)	Nil	(22,177,769)
Interest on lease liabilities	(3,392,118)	Nil	305,438	(3,086,680)	(3,043,214)	Nil	Nil	(3,043,214)
Changes in fair value of derivative financial instruments	(3,653,296)	Nil	Nil	(3,653,296)	3,840,379	Nil	Nil	3,840,379
Asset retirement obligation - accretion expense	(68,040)	Nil	Nil	(68,040)	(65,859)	Nil	Nil	(65,859)
Litigation settlement	(55,746,035)	Nil	Nil	(55,746,035)	Nil	Nil	Nil	Nil
Expected credit losses of trade accounts receivables	(18,202,132)	Nil	Nil	(18,202,132)	Nil	Nil	Nil	Nil
Write-off of advances to contractor	(15,006,262)	Nil	Nil	(15,006,262)	Nil	Nil	Nil	Nil
Write-off of trade accounts receivables	(927,519)	Nil	Nil	(927,519)	Nil	Nil	Nil	Nil
Change in estimated fair value of derivative warrant liability	3,931,592	Nil	Nil	3,931,592	7,430,035	Nil	Nil	7,430,035
(Loss) / profit for the year	(48,626,082)	65,830	232,057	(48,328,195)	27,230,804	(1,519)	Nil	27,229,285

Assets of the segment	559,911,354	3,371,209	(77,298,516)	485,984,047	549,054,357	3,185,417	(78,637,927)	473,601,847
Liabilities of the segment	430,135,412	1,846,198	(2,764,060)	429,217,550	366,384,681	2,190,538	(68,064)	368,507,155

Other disclosures
Capital expenditures	13,278,355	Nil	Nil	13,278,355	19,193,314	Nil	Nil	19,193,314

Inter-segment revenues are eliminated upon consolidation and reflected in the ‘adjustments and eliminations’ column.

In 2023, the Group generated 80% of its revenues from five major customers (2022: 59%).

Brooge Energy Limited

Notes to the Consolidated Financial Statements

As at December 31, 2023

(Figures in USD)

26	Fair Value of Financial Instruments

Management considers that the fair value of all financial assets and financial liabilities in the consolidated financial statements approximate their carrying amounts at the reporting date.

Derivative warrant liability is allocated to Level 1 in the fair value hierarchy. The fair value has been determined in accordance with quoted price. Borrowings are allocated to Level 2 in the fair value hierarchy. The fair value has been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis. All other financial instruments of the Group are allocated to Level 3 in the fair value hierarchy.

There were no transfers between levels.

27	Comparative Figures

Certain of the prior year figures have been regrouped to conform with the presentation of the current period. The Group changed the presentation of its consolidated financial statements as new presentation provides information that is more relevant to users of the consolidated financial statements. Mainly, the Group presented ‘restricted bank balance’ and ‘contract liabilities’ separately in the consolidated statement of financial position. These reclassifications did not have any impact on the consolidated financial statements of the Group. The management believes that such presentation is more transparent as they reflect the nature of such amounts.

28	Subsequent Events

On January 3, 2024, the Group paid a liability of USD 5,000,000 related to SEC settlement obligation (Note 16).

On February 4, 2022, the Group filed a court case against its customer for recovery of USD 3,313,538 and associated costs and received verdict in its favor. On July 17, 2024, the UAE court of appeal made a final decision in the Group’s favor and retained the initial decision without change.

On September 2, 2024, the Group held an extraordinary general meeting of shareholders. As a result of the meeting, the Group’s new board of directors appointed.

On October 3, 2023, Brooge Energy Limited announced receiving a formal proposal submitted by Gulf Navigation Holdings PJSC (GulfNav), the Dubai Financial Market listed maritime and shipping company, to acquire fully all of the businesses and assets from Brooge Energy Limited. On September 20, 2024, Brooge Energy Limited executed a term sheet that reflects the principal terms of the acquisition. The term sheet outlines the foundational elements of a potential sale and purchase agreement.