Form 20-F/A
period 2024-12-31
Brooge Energy Ltd
filed 2025-05-01
CIK 1774983

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

We are filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F for the year ended December 31, 2024, originally filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2025 (the “Original Form 20-F”).

Due to timing considerations, and in order to ensure the Original Form 20-F was filed on May 1, 2025, the Company initially submitted the filing without the required iXBRL (Inline eXtensible Business Reporting Language) data files. This Amendment is being filed solely to furnish the iXBRL data files that were omitted from the initial submission.

Except as expressly set forth herein, this Amendment does not modify or update any other disclosures in the Original Form 20-F. It also does not reflect events occurring after the date of the Original Form 20-F and should be read in conjunction with that filing and the Company’s other reports filed with the SEC.

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